As filed with the Securities and Exchange Commission on October 19, 2012

Registration No. 333-183235

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-11

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

Archstone Inc.

(Exact name of registrant as specified in governing instruments)

9200 E. Panorama Circle, Suite 400

Englewood, Colorado 80112

(303) 708-5959

(Address, including Zip Code and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Ariel Amir

Executive Vice President and General Counsel

Archstone Inc.

9200 E. Panorama Circle, Suite 400

Englewood, Colorado 80112

(303) 708-5959

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Gilbert G. Menna Daniel P. Adams Goodwin Procter LLP Exchange Place Boston, Massachusetts 02109 Tel: (617) 570-1000 Fax: (617) 523-1231	Julian Kleindorfer J. Scott Hodgkins Latham & Watkins LLP 355 S. Grand Avenue Los Angeles, California 90071 Tel: (213) 485-1234 Fax: (213) 891-8763

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer	☐		Accelerated filer	☐
Non-accelerated filer	☑	(Do not check if a smaller reporting company)	Smaller reporting company	☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                     , 2012

PROSPECTUS

             Shares

Common Stock

This is the initial public offering of the common stock of Archstone Inc. We are selling              shares of our common stock.

No public market currently exists for our common stock. We currently expect the initial public offering price of our common stock to be between $         and $         per share. We intend to apply for the listing of our common stock on the New York Stock Exchange, or NYSE, under the symbol “ASN.”

We intend to elect to be taxed and to operate in a manner that will allow us to qualify as a real estate investment trust, or REIT, for federal income tax purposes commencing with our taxable year ending December 31, 2012, subject to satisfying the REIT qualification requirements at such time.

Shares of the common stock will be subject to the ownership and transfer limitations in our charter that are intended to assist us in qualifying and maintaining our qualification as a REIT, including, subject to certain exceptions, a 9.8% ownership limit. We designed our ownership limitation provisions solely to protect our status as a REIT and not for the purpose of serving as an anti-takeover device. See “Description of Capital Stock—Restrictions on Ownership and Transfer.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 21 of this prospectus to read about factors you should consider before buying shares of our common stock.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

We have granted the underwriters an option for a period of 30 days to purchase up to            additional shares of common stock on the same terms and conditions set forth above to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock against payment in New York, New York on or about                     , 2012.

Citigroup	J.P. Morgan

Prospectus dated                     , 2012

You should rely only on the information contained in this prospectus or in any free writing prospectus prepared by us. We have not, and the underwriters have not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give to you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus or such other date as is specified in this prospectus.

Industry and Market Data

We use market data and industry forecasts and projections in this prospectus. We have obtained all of the information, except for data regarding our company, under “Prospectus Summary—Industry and Market Data” and under “Industry and Market Data” and, where indicated, other market data and industry forecasts and projections contained in this prospectus from market research prepared or obtained by Rosen Consulting Group, or RCG, a nationally recognized real estate consulting firm, in connection with this offering. Such information is included herein in reliance on RCG’s authority as an expert on such matters. See “Experts.” In addition, RCG in some cases has obtained market data and industry forecasts and projections from publicly available information and industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. The

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forecasts and projections are based on industry surveys and the preparers’ experience in the industry, and there is no assurance that any of the projections or forecasts will be achieved. We believe that the surveys and market research others have performed are reliable, but we have not independently verified this information.

The term “core markets” refers to the metropolitan areas of Washington, D.C., Southern California, the San Francisco Bay Area, New York City, Boston, Seattle and Southeast Florida.

The term “cumulative same-store NOI growth,” with respect to a specified time period, represents the cumulative percentage increase in same-store NOI achieved over the specified time period based on the percentage NOI growth for our same-store portfolio for each year or partial year during the specified time period, with growth rates for any partial year pro-rated. When used in the context of another company, this metric is based on that company’s publicly reported same-store NOI growth for such year or partial year and applying the same methodology described above for the calculation of our cumulative same-store NOI growth.

The term “fully diluted basis” assumes the exchange of all outstanding common units in our operating partnership and all outstanding LTIP units in our operating partnership, for shares of our common stock on a one-for-one basis, which is not the same as the meaning of “fully diluted” under GAAP.

The term “GAAP” refers to accounting principles generally accepted in the United States.

The term “garden community” means an apartment community which is three stories or less.

The term “in planning” refers to parcels of land owned or under control, which are in the development planning process, upon which construction of apartments is expected to commence subsequent to the completion of the entitlement and building permit processes.

The term “market rent units” includes our managed units other than (i) those subject to Oakwood master leases and (ii) units subject to rent control or rent stabilization that had leases that were below market as of June 30, 2012.

The term “mid/high-rise” means an apartment community which is four stories or more.

The term “NAREIT” refers to the National Association of Real Estate Investment Trusts.

The term “Oakwood master leases” refers to our residential master leases of certain communities to a third party operator who makes rental payments to us, receives all apartment rental income generated by the communities and is generally responsible for paying the apartment operating expenses of the communities, other than real estate taxes and insurance.

The term “our sponsors” refers to Lehman Brothers Holdings Inc., or LBHI, and certain affiliated and related entities, which together directly or indirectly control and own substantially all of the equity interests in our predecessor.

The term “privatization” refers to the acquisition of our predecessor, which was one of the largest publicly traded multifamily REITs in the United States and a member of the S&P 500 Index, by private investors in a series of transactions that valued its assets at approximately $23.7 billion on October 5, 2007.

The term “pro rata NOI” is a measure of our net operating income, or NOI, which is inclusive of our pro rata share of the NOI of consolidated and unconsolidated joint ventures or funds in which we are a partial owner. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures—Net Operating Income” for a definition of NOI and a reconciliation to income (loss) from operations.

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The term “same-store” refers to a group of consolidated U.S. operating communities that had attained stabilization and were fully operating during the entirety of the two periods being compared. It excludes communities in discontinued operations or which were not eligible for inclusion due to a material lack of comparability for reasons such as (i) recent acquisition or development, (ii) major redevelopment, or (iii) a significant number of non-operational units (fires, floods, etc.).

The term “stabilized or stabilization” refers to the classification assigned to an apartment community that has achieved 90% occupancy, and for which development, new management and new marketing programs (or development and marketing in the case of a newly developed community) have been completed. New developments are generally considered stabilized at the earlier of 90% occupancy for two consecutive months or six months after final completion for garden communities and 12 months after final completion for mid/high-rise communities.

The term “submarket” refers to a city, town or a defined location within a larger metropolitan area.

The term “total expected investment” or “TEI” refers to the expected GAAP real estate carrying value upon completion of a development community. For joint ventures TEI is presented at 100%, not at share.

The term “under control” refers to land parcels that we do not own but for which we have executed a contingent contract to acquire the land, subject to satisfaction of contingencies and other conditions during the due diligence and entitlement processes.

The term “unlevered IRR,” for a defined group of apartment communities that were acquired or developed and then sold during a specified time period, refers to the unlevered internal rate of return calculated by us, considering the timing (by month) and amounts on an aggregated basis of each community’s (1) initial purchase price, including acquisition costs, and all subsequent capital invested, (2) rental revenues, (3) rental expenses and real estate taxes and (4) sales proceeds, net of all direct selling costs. Each of the components referred to in (1), (2), (3) and (4) of the prior sentence are calculated in accordance with GAAP, which, in some instances, includes non-cash items such as amortization of “above-market” or “below-market” leases, expense accruals and straight-line rent adjustments. We believe that the unlevered IRR calculation, as defined herein, is a reasonable approximation of an aggregate cash flow IRR. The IRR calculations include property management overhead and any community ground lease expense, but exclude depreciation and impairment charges, interest expense, income tax expense (if any), and indirect operating expenses. Therefore, an IRR calculation is not a substitute for net income as a measure of our performance. Management believes that IRRs are an important indicator of the value created during the ownership period. Historical IRRs are not necessarily indicative of IRRs that will be produced in the future. Our methodology for calculating IRRs may not be consistent with the methodology used by other companies. Our unlevered IRR excludes the operations of communities owned by AMERITON Properties Incorporated, or Ameriton, which was a taxable REIT subsidiary of our predecessor that engaged in the opportunistic acquisition and/or development and eventual disposition of real estate with a shorter-term investment horizon.

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PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information regarding our company and the historical and pro forma financial statements appearing elsewhere in this prospectus. You should carefully review the entire prospectus, including the risk factors, the consolidated and combined financial statements and the notes thereto and the other documents to which this prospectus refers before making an investment decision. References in this prospectus to “we,” “our,” “us” and “our company” refer to (i) Archstone Inc., a Maryland corporation, together with its consolidated subsidiaries, including Archstone Operating Partnership LP, a Delaware limited partnership, which we refer to in this prospectus as “our operating partnership,” after giving effect to the formation transactions described in this prospectus and (ii) our predecessor, which refers collectively to the existing entities that prior to the formation transactions, own, directly or indirectly, the properties that we will own after the formation transactions described in this prospectus and their predecessors, including Archstone-Smith Trust. Unless the context otherwise requires or indicates, the information contained in this prospectus assumes (i) the formation transactions, as described under the caption “Structure and Formation of Our Company” beginning on page 191, have been completed, (ii) the              shares of common stock to be sold in this offering are sold at $          per share, which is the midpoint of the price range set forth on the front cover of this prospectus, (iii) no exercise by the underwriters of their option to purchase up to an additional              shares of our common stock solely to cover over-allotments and (iv) all property information is as of June 30, 2012.

Our Company

We are one of the largest owners of high-quality apartment communities in the United States and are focused primarily on the acquisition, development, redevelopment, operation and management of apartment communities in select supply-constrained, coastal markets. As of June 30, 2012, we owned or had an ownership interest in 182 communities in the United States with 59,355 units that were operating or under construction. In addition, as of June 30, we owned, had an interest in or controlled land for the development of 29 communities in the United States that were in planning and would add more than 8,517 new units to our overall portfolio. In addition to our U.S. portfolio, which represented 98.9% of our pro rata NOI for the three months ended June 30, 2012, we also have a European operating platform through which we own and manage apartment properties in Germany.

Our apartment communities are located primarily in our core markets, which are the metropolitan areas of Washington, D.C., Southern California, the San Francisco Bay Area, New York City, Boston, Seattle and Southeast Florida. These markets are each generally characterized by expensive single family homes, high barriers-to-entry to construction and limited land on which to build new housing, high household income levels and a strong, diversified economic base with significant growth potential. Our communities are generally located in close proximity to major employment centers, urban transportation hubs and shopping, dining and entertainment venues within these metropolitan areas. Our core markets are expected by RCG to experience higher than average growth in effective rent and lower vacancy rates from 2013 through 2016. We believe that these attractive market dynamics and the highly desirable locations of our communities combine to position our company to achieve superior cash flow growth over the long term.

We believe our portfolio earns premium rents, generates high operating margins and maintains high occupancy rates due to our superior locations and asset quality, strong resident and community amenity packages and outstanding customer service. We received an average effective monthly rent of $2,435 per unit for new and renewal leases signed on market rent units in our core markets during the three months ended June 30, 2012, weighted by each market’s percentage of pro rata NOI. Based on data prepared by RCG, our average effective rent for these leases was 28.0% higher than the average effective rent in our core markets weighted in a similar manner. We believe the high-quality nature of our assets and their superior locations within our core markets are also reflected in our cumulative same-store NOI growth of 32.2% for the period from January 1, 2001 to June 30,

2012 and 12.4% for the period from January 1, 2008 to June 30, 2012, both of which were significantly higher than the cumulative same-store NOI growth reported by other publicly traded multifamily REITs during these periods.

We were formed to continue the business of our predecessor, which was one of the largest publicly traded multifamily REITs in the United States and a member of the S&P 500 Index prior to its acquisition by private investors on October 5, 2007 in a series of transactions that valued its assets at approximately $23.7 billion. Concurrent with the privatization, we contributed $1.5 billion of apartment communities in Southern California to a joint venture. In addition, through June 30, 2012, we disposed of $3.2 billion of wholly owned assets that we generally believed to have lower overall growth potential in order to reduce our outstanding indebtedness and improve the quality of our portfolio. Approximately 97% of our pro rata NOI for the three months ended June 30, 2012 was generated from communities that our predecessor was operating or had under construction at the time of the privatization. As a result, aside from the sold assets, our U.S. portfolio of apartment communities at June 30, 2012 is substantially similar to our predecessor’s portfolio as a publicly traded company.

Our company is led by R. Scot Sellers, our Chairman and Chief Executive Officer, who has 19 years of experience working for our company and over 31 years of experience in the multifamily real estate industry, Charles E. Mueller, Jr., our President and Chief Operating Officer, who has 18 years of experience working for our company in the multifamily real estate industry, and a talented group of senior officers averaging over 23 years of real estate experience and over 11 years of tenure with us. Our development team is led by Neil T. Brown, our Executive Vice President and Chief Development Officer, who has 17 years of experience working for our company and 28 years of experience in the multifamily industry. All of our executive officers, other than our General Counsel, who held positions with an affiliate of our predecessor from June 1994 to March 1999, and our Chief Financial Officer, who held positions with our sponsors from August 2005 to July 2012, and approximately 80% of our current group of officers were employed by us prior to the privatization in October 2007, and our officer group has an average tenure with us of over 10 years. Mr. Sellers and Mr. Mueller joined an affiliate of our predecessor in 1993 and 1994, respectively, and Mr. Sellers has had overall responsibility for our investment strategy and its implementation since 1994. Under their leadership, from the beginning of 1995 through the date of the privatization transaction, which closed on October 5, 2007:

•	we generated a total shareholder return of 742%, as compared to 486% for the NAREIT Apartment Index and 323% for the S&P 500 Index, assuming reinvestment of dividends in all cases;

•	we paid an aggregate of $3.7 billion in cash distributions to our stockholders and the common unit holders in our predecessor’s operating trust, which included:

•	regular distributions that were paid every quarter and increased every year, representing an average annual growth rate of 3.9% during the period (assuming an annualized 2007 distribution); and

•	a special cash distribution of $1.00 per share for an aggregate of $220.5 million;

•	we increased our equity market capitalization by over 19 fold from $767 million to $15.1 billion;

•

we executed an active capital recycling effort that substantially repositioned our portfolio, which was primarily located in Arizona, New Mexico and Texas, to a concentrated portfolio of high-quality apartment communities primarily located in our core markets, during which time:

•	we increased the percentage of pro rata NOI generated from our core markets from 2% for the three months ended March 31, 1995, to 97% for the three months ended September 30, 2007;

•

we expanded the portfolio of U.S. apartment communities which were operating or under construction in which we had an ownership interest to 226 communities with 76,272 units, from 116 communities with 33,504 units, as the result of our aggressive acquisition and development strategy;

•

we completed the development of approximately $4.5 billion of new consolidated apartment communities representing 134 communities with 38,945 units, acquired over $15.1 billion of consolidated apartment communities representing 374 communities with 120,121 units, including communities acquired through business combinations, and sold over $14.1 billion of apartment communities representing 423 communities with 138,480 units; and

•

we increased our average monthly apartment revenue per occupied unit for apartment communities in which we had an ownership interest from $572 for the three months ended March 31, 1995 to $1,709 for the three months ended September 30, 2007.

In addition, from the beginning of 1995 through June 30, 2012, we produced an aggregate unlevered IRR on U.S. communities acquired or developed and then sold during that period of 13.4%, producing aggregate GAAP gains of $3.3 billion on $13.2 billion of aggregate dispositions.

We believe the high level of continuity of officers largely responsible for our past accomplishments will facilitate the ongoing success of our company.

Upon completion of the formation transactions and this offering, substantially all of our business will be conducted through our operating partnership, Archstone Operating Partnership LP, a Delaware limited partnership. We are headquartered in Englewood, Colorado and have 13 offices located throughout the United States and three offices located in Europe. As of June 30, 2012, our U.S. staff included approximately 1,679 on-site multifamily operations employees and approximately 504 corporate and regional real estate professionals, and our European-based staff consisted of approximately 80 employees.

Our Properties

As of June 30, 2012, we owned or had an ownership interest in 182 apartment communities in the United States with 59,355 units, consisting of:

•	174 operating communities with 56,525 units; and

•	eight communities under construction with 2,830 units.

In addition, as of June 30, 2012 we owned, had an interest in or controlled land for the development of 29 apartment communities in the United States that were in planning and would add more than 8,517 new units to our overall portfolio. In addition to our U.S. portfolio, we also have a European operating platform through which, as of June 30, we owned 10 apartment properties and managed and had an interest in a fund that owned apartment properties located throughout Germany. In the aggregate, we generated approximately 1.1% of our pro rata NOI for the three months ended June 30, 2012 from these German properties.

Operating Communities

The following table presents an overview of the portfolio of U.S. operating communities that we owned or had an ownership interest in based on information as of June 30, 2012:

	Apartment (1)
Markets	Number of Comm- unities	Number of Units	Average SF per Unit	Average Occupancy for the Quarter Ended 6/30/2012 (2)	Average Monthly Revenue Per Occupied Unit for the Quarter Ended 6/30/2012 (3)	Retail SF (1)	Total Pro Rata Revenue for the Quarter Ended 6/30/2012 (4)	Percentage of U.S. Pro Rata NOI
Washington, D.C.	43	13,920	913	95.1%	$2,234	99,522	$84,842,947	30.1%
Southern California	54	18,355	851	93.3%	1,833	63,264	62,864,601	21.6%
San Francisco Bay Area	23	8,270	830	94.8%	2,163	64,888	47,035,106	16.5%
New York City	14	4,419	794	94.7%	3,300	242,839	45,135,960	16.1%
Boston	11	2,958	980	94.8%	2,864	86,105	21,517,529	8.0%
Seattle	11	2,919	869	93.9%	1,488	56,825	11,531,409	3.9%
Southeast Florida	3	748	1,146	93.8%	1,498	—	1,287,590	0.4%
Other Markets (5)	15	4,936	947	94.9%	1,164	49,792	11,380,925	3.4%

Total	174	56,525	879	94.4%	$2,083	663,235	$285,596,067	100.0%

(1)	Metric is measured at the venture level on partially owned communities, not at share.
(2)	Represents the average physical occupancy based on number of units for the quarter or ownership period if the asset was acquired during the period. Excludes occupancy information, which is not applicable, for 12 communities with 5,218 units that we had leased pursuant to Oakwood master leases.
(3)	Average monthly revenue per occupied unit reflects income only from apartment operations and includes rental income, parking and ancillary income. Average monthly revenue per occupied unit is presented in accordance with GAAP and, accordingly, includes contractual rents to be collected, net of concessions amortized on a straight-line basis over the term of the lease. Excludes information, which is not applicable, for 12 communities with 5,218 units that we had leased pursuant to Oakwood master leases.
(4)	Includes $7.6 million of revenue from retail space located within our apartment communities.
(5)	Other Markets consist of communities in Phoenix, Denver, Atlanta, Philadelphia and Texas.

Development Pipeline

Our development pipeline has a total expected investment of $5.0 billion. We have eight communities under construction (including five consolidated communities) where our share of remaining capital to be expended is expected to be approximately $234.1 million. In addition, we have 29 communities in planning upon which we currently expect to start construction between 2012 and 2015, and four land parcels for potential future development or sale. We may choose to develop our communities in planning and land held for future development on a wholly owned basis or through joint ventures.

The following table presents an overview of our development pipeline, which includes developments in joint ventures, based on information as of June 30, 2012:

Stage	Expected Number of Communities	Expected Apartment Units (1)	Total Expected Investment (TEI) (1)(2)	Total Remaining to be Spent (1)(2)
Under Construction and/or Lease-up (3)	8	2,830	$1,403,614,752	$706,110,058
In Planning and Owned (4)	20	5,588	2,162,540,936	1,849,488,470
In Planning and Under Control (5)	9	2,929	1,416,555,744	1,398,665,927
Land Held (6)	4	—	—	—

Total	41	11,347	$4,982,711,432	$3,954,264,455

(1)	The units and TEI presented represent estimates that may change based on various factors.
(2)	Represents total for development projects. Our share of remaining capital to be expended for communities under construction is expected to be approximately $234.1 million. We may choose to develop our communities in planning and land held for future development on a wholly owned basis or through joint ventures, which may reduce our share of the total remaining to be spent.
(3)	Consists of communities located in the metropolitan areas of Washington, D.C., Southern California and other markets. Two of these communities have already delivered units and began leasing up, and the remaining six communities are expected to begin delivering units and leasing up at various times from the fourth quarter of 2012 through the second quarter of 2014. Includes an estimated $552.9 million of TEI relating to the office, retail and condominium components of our CityCenterDC mixed-use development project, in which we own an economic interest of 3.875%.

(4)	Consists of communities located in the metropolitan areas of Washington, D.C., Southern California, the San Francisco Bay Area, Boston, Southeast Florida and other markets.
(5)	Consists of communities located in the metropolitan areas of Washington, D.C., Southern California, the San Francisco Bay Area, New York City and other markets. Includes $189.0 million of TEI relating to hotel and retail components of our CityCenterDC mixed-use development project.
(6)	Consists of land located in the metropolitan areas of Washington, D.C., Southern California and other markets.

Our Competitive Strengths

We believe we distinguish ourselves from other owners and operators of apartment communities through the following significant competitive strengths:

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High-Quality Multifamily Portfolio Located in Supply-Constrained, Coastal Markets. We own and actively manage a portfolio of high-quality communities that are located primarily in highly desirable submarkets within select supply-constrained coastal markets in the United States, which include the metropolitan areas of Washington, D.C., Southern California, the San Francisco Bay Area, New York City, Boston, Seattle and Southeast Florida. As of June 30, 2012, we owned or had an ownership interest in 182 communities in the United States with 59,355 units that were operating or under construction. Approximately 97% of our U.S. pro rata NOI for the three months ended June 30, 2012 was generated from communities in our core markets. Our portfolio is generally located in metropolitan areas in close proximity to major employment centers, urban transportation hubs and attractive amenities such as shopping, dining and entertainment venues. Our communities are generally targeted at the upper end of the market within each of their submarkets and have attractive, modern units and higher end community amenities, such as 24-hour concierge service, resort-style pools, private on-site sports clubs or state-of-the-art fitness centers and free wireless Internet access in common areas. As a result of these characteristics, we are able to command premium rents while maintaining high occupancy levels.

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Industry-Leading Management Team with Exceptional Track Record. We believe we have the best management team in the multifamily real estate industry. Our company is led by R. Scot Sellers, our Chairman and Chief Executive Officer, who has 19 years of experience working for our company and over 31 years of experience in the multifamily real estate industry, Charles E. Mueller, Jr., our President and Chief Operating Officer, who has 18 years of experience working for our company in the multifamily real estate industry, and a talented group of senior officers averaging over 23 years of real estate experience and over 11 years of tenure with us. Under their leadership, from the beginning of 1995 through the privatization on October 5, 2007, we had a very successful track record during which we achieved substantial growth, significantly repositioned our portfolio into our core markets and achieved strong stockholder returns culminating in the sale of our entire company primarily for cash consideration near the peak of the commercial real estate market. In addition, from the beginning of 1995 through June 30, 2012, we produced an aggregate unlevered IRR of 13.4% on U.S. communities acquired or developed and then sold during that period, producing aggregate GAAP gains of $3.3 billion on $13.2 billion of aggregate dispositions. We believe that our strong management team, evidenced by our exceptional track record, which spans multiple real estate cycles and numerous markets, will be a key component of our ongoing success.

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Established and Respected Brand with a Dominant Operating Platform. We believe that we have the strongest and most innovative operating platform in the U.S. multifamily real estate industry. We have a premier national brand, a large dedicated team of professionals that we believe is the best in the business, a sophisticated revenue management system and a strong focus on technological innovation to efficiently maximize our revenues, attract prospective renters and provide exceptional service to our existing residents. We often look outside of the real estate industry to identify best practices and adapt them to our business. We seek to recruit and retain the best associates, many of whom come from other sectors or industries. The pursuit of this strategy has resulted in numerous innovations, including our introduction of a national branding strategy to the multifamily real estate industry in 1998, our development of SafeRent in 1999, which we believe was the industry’s first credit-score-based applicant screening model, our development of the Lease Rent Options, or LRO, revenue management product and our more recent introductions of online customer self-service capabilities and mobile applications. The Archstone® brand allows us to leverage off of the track record we have established over the last 15 years and enhances our ability to attract and retain residents and command premium rents. We believe that our premier national brand and the strength of our operating platform have been a driver of our significant outperformance in cumulative same-store NOI growth relative to the reported results of other publicly traded multifamily REITs over the last 10 years and will continue to be significant strengths of our company.

•

Significant Development Pipeline Managed by Proven Development Team. We have a proven development team with a long, successful track record and a robust existing development pipeline. Our development team is led by our Chief Development Officer, Neil T. Brown, who has 17 years of experience working for our company and 28 years of experience in the multifamily industry, and is supported by 33 regional officers with an average of approximately 23 years of real estate development experience through several real estate cycles. From the beginning of 1995 to June 30, 2012, we completed approximately $6.0 billion of new apartment community developments, including complex urban high-rise and mixed-use projects as well as mid-rise and garden communities. As of June 30, 2012, we owned or had an ownership interest in a development pipeline that, if developed as currently planned, would have a total expected investment of $5.0 billion. Our development pipeline includes 37 apartment communities under construction or in planning, 31 of which are located in our core markets, encompassing more than 11,347 apartment units and our CityCenterDC mixed-use development project. We also hold four land parcels for potential future development or sale. During 2010 and 2011, we added to our development pipeline by acquiring or placing under contract 13 land parcels, for a total expected purchase price of $253.8 million. Due to the recent economic downturn, we were able to acquire or control these land parcels at attractive prices, upon which we plan to build high quality apartment communities with a total expected investment of $1.5 billion. We believe our strong development pipeline together with our proven ability to successfully complete sophisticated multifamily development projects will provide us with a source of future growth.

•

Successful Investment Management Business. We have a successful investment management business that includes domestic and international joint ventures and funds. As of June 30, 2012, we managed joint ventures holding U.S. operating or development communities with combined assets aggregating $2.3 billion, including 30 operating communities with 9,357 units and seven development joint ventures, which had a combined total expected investment aggregating $647.1 million and an expected 2,088 units. In addition, we managed our German fund, which held $1.6 billion of total assets as of June 30, 2012 and in which we held a 16.5% interest. Our investment management business enables us to profitably leverage our fully integrated platform both domestically and in Europe while limiting the capital investment that we are required to make. Our investment management business offers an avenue for sophisticated private capital sources to invest in the apartment business with a proven and trusted partner. The success based investment returns and management fees we earn on most of our joint ventures and funds enhance our potential for higher overall returns.

Business and Growth Strategies

Our objective is to consistently achieve industry-leading performance, generate sustainable long-term growth and maximize shareholder value by continuing to focus on our competitive strengths and pursuing the following business and growth strategies:

•	Maximize Operating Cash Flow Through Proactive Asset and Property Management. We intend to maximize our operating cash flow by:

•	increasing rental rates and occupancy levels by leveraging our operating platform to fully capitalize on the economic recovery and improvements in fundamentals for our business;

•	increasing rental rates for residents with below-market leases as leases expire;

•	managing operating expenses through aggressive cost control and continuing to negotiate volume discounts with respect to our entire portfolio;

•	carefully investing capital into our communities on a selective basis to achieve attractive risk adjusted returns; and

•	leveraging our strong operating platform to improve our lease renewal percentage and tailor our marketing to maximize demand for our product, which should result in higher rental rates.

•

Strategically Allocate Capital. We plan to strategically allocate capital in our portfolio by selling or recapitalizing select assets where valuations are compelling. We intend to use the net proceeds of these sales and recapitalization transactions to repay secured debt, make investments with higher expected returns and redeploy capital into assets with superior long-term growth prospects located in our core markets thereby improving our portfolio with each transaction.

•

Invest in Apartment Communities in Protected Locations in our Core Markets. We intend to continue to acquire and develop apartment communities located in what we believe are the most desirable residential neighborhoods in our core markets such as La Jolla and Marina del Rey in Southern California, Silicon Valley and the City of San Francisco, Dupont Circle in Washington, D.C., the Upper East Side and Upper West Side of Manhattan and downtown Boston. We believe that concentrating our investments in these and other similar neighborhoods, where we have existing infrastructure and can leverage our operating platform, will enable us to generate superior long-term growth in rents, NOI and investment values.

•

Capitalize on Development Opportunities to Enhance Overall Returns. We control a substantial pipeline of development projects in various stages of planning and construction. Many of the projects in our development portfolio benefit from excellent locations in our core markets. Our locally based professionals possess extensive experience and broad-based networks that enable them to continue to source attractive development opportunities and successfully navigate local regulatory processes. We believe existing and future development opportunities will create significant value for the company going forward.

•

Continue to Invest in our Technology and Our People. We will continue to invest in technology to improve our core operations, make it easier for our residents to do business with us, and support our initiative to provide exceptional service. Our culture is very important to us and we reinforce it regularly through our actions and communications. We continuously seek to attract and retain associates who share our core values: honesty and ethics, camaraderie, innovation, leadership, and entrepreneurial spirit. We plan to continue to strengthen our operating team by making significant investments in our programs and systems for recruiting, training and motivating our associates.

Our Financing Strategy

We intend to structure our balance sheet to provide the financial flexibility to access multiple sources of capital throughout economic cycles to fund our growth. Upon completion of the formation transactions and this offering, we will have a significant equity base, with an equity market capitalization of $         based on the midpoint of the price range set forth on the front cover of this prospectus. We will seek to develop an investment-grade credit profile over time by reducing both our overall leverage and our use of secured debt. Upon completion of the formation transactions and this offering, our pro forma debt to EBITDA ratio for the 12 months ended June 30, 2012 will be                     and our unencumbered asset base will be $        . We also intend to structure our long-term debt maturities in a manner designed to minimize the risk to us of repayment obligations in any year.

Concurrent with the completion of this offering, we anticipate entering into an unsecured revolving credit facility with affiliates of certain of the underwriters to fund acquisition, development and redevelopment activities and for working capital purposes. This new revolving credit facility will give us significant financial flexibility to act more quickly on new investment opportunities as they arise. The new revolving credit facility will replace our existing revolving credit facility upon completion of this offering.

Industry and Market Data

According to RCG, the improving economy, favorable long-term demographic trends and tight credit standards in the single-family home mortgage market are expected to continue to bolster demand for most rental apartments. The growth in prime renter population, shift of household preference toward renting rather than owning, growth in U.S. household formations, and limited recent and projected supply pipeline of multifamily housing has fueled a decrease in the apartment vacancy rate and an increase in the monthly apartment rents in markets across the nation. Additionally, new supply declined significantly as a result of the recent recession and supply conditions remain favorable to landlords in many markets. RCG expects these trends to continue in the near and intermediate term.

Our Core Markets

We generated approximately 97% of our pro rata U.S. NOI for the quarter ended June 30, 2012 from apartment communities in our core markets, which are the metropolitan areas of Washington D.C., Southern California, the San Francisco Bay Area, New York City, Boston, Seattle and Southeast Florida. These markets are characterized by significant supply constraints including lack of available land, stringent regulatory requirements, and lengthy entitlement processes that limit new multifamily development.

As set forth in the table below, our core markets have superior apartment, demographic and economic market conditions compared to the U.S. average, and RCG expects demographic trends and apartment market conditions in our core markets to continue to be more favorable than the U.S. average during the projection period from 2013 through 2016.

Selected Apartment, Demographic, and Economic Statistics: Core Markets vs. U.S.
	Average 2002-2011	2011	Projected Average 2013-2016
Monthly Effective Rent:
Core Markets	$1,787	$2,037	$2,423
U.S.	$969	$1,051	$1,257
Monthly Effective Rent Growth:
Core Markets	3.5%	7.1%	5.1%
U.S.	1.6%	4.1%	4.9%
Vacancy Rate:
Core Markets	4.5%	3.5%	3.0%
U.S.	6.3%	5.3%	4.3%
Population Growth:
Core Markets	0.7%	1.0%	1.1%
U.S.	1.0%	1.0%	1.0%
Employment Growth:
Core Markets	0.1%	1.0%	1.6%
U.S.	0.1%	1.4%	1.5%
Median Household Income (1)(2):
Core Markets	$51,881	$63,298	$65,066
U.S.	$42,729	$49,726	$51,097
Median Home Values:
Core Markets	$421,646	$353,930	$399,214
U.S.	$188,523	$162,567	$180,001
Single Family Housing Affordability:
Core Markets	34.6%	53.7%	43.6%
U.S.	54.3%	69.7%	62.2%

Sources: U.S. Bureau of Economic Analysis, or BEA; U.S. Bureau of Labor Statistics, or BLS; U.S. Census Bureau, or Census; Delta Associates; MPF Research; RCG; and Nielsen Claritas, or Claritas

(1)	Average 2002 – 2011 figures represent 2000 figures per Claritas.
(2)	Projected Average 2013 – 2016 figures represent 2016 figures as projected by Claritas.

Concentration of Our Apartment Communities in Desirable Locations Within Core Markets

Within our core markets, our investments are highly concentrated within the following submarkets: Arlington, District of Columbia, Fairfax, Montgomery County, San Fernando Valley, West L.A., Greater Pasadena, San Diego, Orange County, San Francisco, Silicon Valley, East Bay, Manhattan, City of Boston and Cambridge. Our communities in these submarkets generated approximately 81% of our pro rata NOI for the three months ended June 30, 2012. These submarkets have superior positioning within our core markets and thus have favorable prospects for long-term growth. Furthermore, our communities are generally situated in highly desirable locations in these submarkets as demonstrated by their superior demographic metrics. The chart below compares selected demographic statistics for our specific community locations within these submarkets (as measured by the zip code of our communities), these submarkets in the aggregate, our core markets, and the United States as a whole.

Selected 2011 Demographic Statistics

(1)	Archstone Communities as measured by the statistics for the zip codes in which properties are located in Archstone submarkets. Zip code statistics are weighted by Archstone Communities’ contribution to pro rata NOI as of June 30, 2012.
(2)	Statistics represent weighted average figures based on the number of households.

Summary Risk Factors

An investment in our common stock involves various risks, and prospective investors are urged to carefully consider the matters discussed under “Risk Factors” prior to making an investment in our common stock. The following is a list of some of these risks.

•

Unfavorable market and economic conditions in the United States and globally and in the specific markets or submarkets where our properties are located could adversely affect occupancy, rental rates, rent collections, operating expenses, and the overall market value of our assets, and impair our ability to sell, recapitalize or refinance our assets.

•	Competition could limit our ability to acquire attractive investment opportunities, to lease our apartments or to increase or maintain rents.

•

Our apartment communities are concentrated in the metropolitan areas of Washington D.C., Southern California, the San Francisco Bay Area, New York City, Boston and Seattle, which makes us more susceptible to adverse developments in those markets and submarkets.

•	Failure to qualify or to maintain our qualification as a REIT would have significant adverse consequences to us and the value of our common stock.

•

Capital and credit market conditions may adversely affect our access to various sources of capital and/or the cost of capital, which could impact our business activities, dividends, earnings and common stock price, among other things.

•	Potential reforms to the Federal National Mortgage Association, or Fannie Mae, and the Federal Home Loan Mortgage Corporation, or Freddie Mac, could adversely affect our business.

•

We depend on key personnel, including R. Scot Sellers, our Chairman and Chief Executive Officer, and Charles E. Mueller, Jr., our President and Chief Operating Officer, and the loss of services of one or more members of our senior management team, or our inability to attract and retain highly qualified personnel, could adversely affect our business, diminish our investment opportunities and weaken our relationships with lenders, business partners, existing and prospective industry participants, which could negatively affect our financial condition, results of operations, cash flow and trading price of our common stock.

•	The ability of stockholders to control our policies and effect a change of control of our company is limited by certain provisions of our charter and bylaws and by Maryland law.

•

We have a substantial amount of indebtedness, which may limit our financial and operating activities and may adversely affect our ability to incur additional debt to fund future needs. Upon completion of this offering and consummation of the formation transactions and the expected sale of certain communities, we expect to have approximately $         in corporate debt and $         in asset-level debt, and we expect to have approximately $         of available borrowing capacity under the new unsecured revolving credit facility that we intend to enter into in connection with this offering.

•	We may from time to time be subject to litigation, which could have a material adverse effect on our financial condition, results of operations, cash flow and trading price of our common stock.

•	Following the privatization, our predecessor experienced historical net losses and we may experience future losses.

•

Our sponsors will beneficially own a majority of the outstanding shares of our common stock following this offering and are currently being wound down pursuant to a chapter 11 plan approved by the bankruptcy court. As a result, the expiration or waiver of the lock-ups to which our sponsors and their affiliates that are receiving shares of common stock or common units in the formation transactions could significantly increase the amount of common stock available for future sale. In addition, the perception that our sponsors or their affiliates intend to sell substantially all of the shares of our common stock that they hold in the near term could adversely affect the trading price of our common stock.

•

Our sponsors will continue to have significant influence over us after this offering, including control over decisions that require the approval of our stockholders, which could limit the ability of our other stockholders to influence or benefit from the outcome of significant corporate transactions, including a change of control transaction, and other matters. Our sponsors may have interests and make decisions that conflict with the interests of our other stockholders.

•	We may be unable to make distributions at expected levels, which could result in a decrease in the market price of our common stock.

•	REIT distribution requirements could adversely affect our liquidity and adversely affect our ability to execute our business plan.

Structure and Formation of Our Company

Our Company and the Formation Transactions

We were incorporated in Maryland as a corporation on July 19, 2012 to continue the business of our predecessor. Prior to or concurrently with the completion of this offering, we will engage in a series of transactions through which substantially all of the assets of our predecessor will be contributed to our operating partnership, Archstone Operating Partnership LP, a Delaware limited partnership, and we will acquire common units in, and become the sole general partner of, our operating partnership. Additionally, we will contribute the net proceeds from this offering to our operating partnership in exchange for common units in our operating partnership. Upon completion of the formation transactions and this offering,              common units and              LTIP units in our operating partnership will be outstanding, and we will own     % of the total outstanding units in our operating partnership.

Our Sponsors

Our sponsors are LBHI and certain affiliated and related entities, which together directly or indirectly control and own substantially all of the equity interests in our predecessor. LBHI filed for chapter 11 bankruptcy protection in September 2008 and is currently operating pursuant to a chapter 11 plan approved by the bankruptcy court in December 2011 and effective March 2012. LBHI is the administrator under the plan and generally is responsible for winding down LBHI and its affiliated debtors.

Currently, LBHI has retained its corporate form, and all of its stock is held by a trust governed by nine trustees established for the benefit of its former stockholders prior to its bankruptcy filing. LBHI is governed by a seven-member board of directors that was initially established pursuant to the plan and is subject to annual reelection by this trust. Neither the former stockholders nor the creditors of LBHI have any direct governance or voting rights with respect to LBHI.

According to balance sheets filed with the bankruptcy court, as of March 31, 2012, LBHI had total assets of $93.6 billion and liabilities, other than its pre-bankruptcy filing liabilities, of $5.2 billion. However, the amount of these assets will decrease over time as distributions are made to creditors.

Upon completion of the formation transactions and this offering, our sponsors will obtain beneficial ownership of              shares of our common stock and             common units in our operating partnership, representing in the aggregate approximately     % of our shares of outstanding common stock and     % of our shares of outstanding common stock on a fully diluted basis.

Our Structure

The following diagram depicts our expected ownership structure upon completion of the formation transactions and this offering. Our operating partnership will own the various properties in our portfolio, directly or indirectly, and in some cases through special purpose entities that were created in connection with various financings.

(1)	Certain assets are held in joint ventures with third party investors.

Benefits to Related Parties

In connection with the formation transactions and this offering, certain of our directors and executive officers and our sponsors will receive material financial and other benefits, including those set forth below.

•

We will enter into a stockholders agreement pursuant to which, among other things, an affiliate of our sponsors that will beneficially own all of our sponsors’ equity interests in our company following the formation transactions, which we refer to as the Lehman Stockholder, will have specified director and committee designation rights and consent rights over other matters.

•

We will enter into a registration rights agreement pursuant to which affiliates of our sponsors will have the right to cause us to register with the Securities and Exchange Commission, or the SEC, the resale of the shares of common stock that they receive in the formation transactions or may receive in exchange for the common units in our operating partnership that they receive in the formation transactions.

•

Our sponsors beneficially own equity interests in our predecessor, and in connection with the formation transactions, will obtain beneficial ownership of              shares of our common stock and              common units in our operating partnership, representing in the aggregate approximately     % of our shares of outstanding common stock and     % of our shares of outstanding common stock on a fully diluted basis upon completion of this offering.

•	We will enter into a mutual indemnification agreement with our sponsors and certain of their affiliates pursuant to which:

•

Our sponsors and certain of their affiliates will agree to indemnify us for expenses or losses we incur as a result of (1) any claims under the tax protection agreements attributable to any action or inaction taken by our sponsors or certain of their affiliates, (2) lawsuits, arbitrations and other claims by or on behalf of the unitholders of our predecessor’s operating trust, or ASOT, including those described in Note 8 to the consolidated and combined financial statements of our predecessor appearing elsewhere in this prospectus, or certain related claims and (3) representations and covenants to be made by our sponsors and certain of their affiliates in connection with the formation transactions with respect to ownership of their interests, certain tax elections and certain tax-related and non tax-related matters.

•

We will agree to indemnify our sponsors and certain of their affiliates for, among other things, any liability they may incur under tax protection agreements to which ASOT is a party attributable to any action or inaction taken by us or our subsidiaries, including, without limitation, (1) future dispositions by us of specified apartment communities, (2) our failure to maintain qualified nonrecourse financing on these apartment communities at specified levels and to allocate such qualified non-recourse financing to ASOT or its affiliates, (3) our failure to offer ASOT and its unitholders the opportunity to guarantee debt of our operating partnership in certain circumstances required under the tax protection agreements and (4) our operating partnership’s (or its subsidiaries’) failure to perform their obligations with respect to certain services and administrative functions to be performed by our operating partnership or its subsidiaries.

•	We will enter into employment agreements with Messrs. Sellers and Mueller, and we may enter into employment agreements with other executive officers.

•

We will enter into indemnification agreements with each of our executive officers and directors, whereby we will agree to indemnify our executive officers and directors against all expenses and liabilities and pay or reimburse their reasonable expenses in advance of final disposition of a proceeding to the fullest extent permitted by Maryland law if they are made or threatened to be made a party to the proceeding by reason of their service to our company, subject to limited exceptions.

•	We will issue an aggregate of shares of restricted common stock and LTIP units to our executive officers, directors and other employees pursuant to the 2012 Equity Incentive Plan.

•

We will grant waivers from a certain ownership limit contained in our charter to our sponsors and certain of their affiliates to own up to     % of our outstanding common stock in the aggregate, which will be transferable subject to the transferee making certain representations and covenants to us relating to the preservation of our REIT status.

•

Our operating partnership (or one of its subsidiaries) will provide certain tax, accounting and legal services to certain affiliates of our sponsors, including providing services to ASOT with respect to the tax protection agreements. Affiliates of our sponsors will pay our operating partnership, or a subsidiary of our operating partnership, a fee that we believe provides our operating partnership with arm’s length compensation for providing such services, except for the tax, accounting and legal services which we are currently providing to ASOT and will continue to provide to ASOT after the offering, for which we will not be compensated.

Distribution Policy

We intend to pay regular quarterly distributions to holders of our common stock. We intend to pay a pro rata initial distribution with respect to the period commencing on the completion of this offering and ending on the last day of the then current fiscal quarter, based on $         per share for a full quarter. On an annualized basis, this would be $         per share, or an annual distribution rate of approximately     % based on an assumed initial public offering price at the midpoint of the price range set forth on the front cover of this prospectus. We intend to maintain a distribution rate for the 12 month period following completion of this offering that is at or above our initial distribution rate unless actual results of operations, economic conditions or other factors differ materially from the assumptions used in our estimate. We do not intend to reduce the expected distributions per share if the underwriters’ over-allotment option is exercised. Any future distributions we make will be at the discretion of our board of directors and will be dependent upon a number of factors, including prohibitions or restrictions under financing agreements or applicable law and other factors described herein.

Our Tax Status

We intend to elect to be taxed as a REIT for U.S. federal income tax purposes beginning with our taxable year ending December 31, 2012. We believe we are organized and will operate in a manner that permits us to satisfy the requirements for taxation as a REIT under the applicable provisions of the Internal Revenue Code of 1986, as amended, or the Code. To maintain REIT status, we must meet a number of organizational and operational requirements, including a requirement that we annually distribute at least 90% of our taxable income to our stockholders, computed without regard to the dividends paid deduction and our net capital gain, plus 90% of our net income after tax from foreclosure property (if any), minus the sum of various items of excess non-cash income.

In any year in which we qualify as a REIT, we generally will not be subject to U.S. federal income tax on that portion of our taxable income or capital gain which is distributed to stockholders. If we lose our REIT status, and the statutory relief provisions of the Code do not apply, corporate-level income tax, including any applicable alternative minimum tax, would apply to our taxable income at regular corporate tax rates. Even if we qualify as a REIT, we will be subject to certain U.S. federal, state and local taxes on our income and property and on taxable income that we do not distribute to our stockholders. See “U.S. Federal Income Tax Considerations.”

Restrictions on Ownership of Our Common Stock

We designed our ownership limitation provisions solely to protect our status as a REIT and not for the purpose of serving as an anti-takeover device. In this regard, the Code imposes limitations on the concentration of ownership of REIT shares. Our charter will prohibit any individual (as defined under the Code to include certain entities) from actually or being deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than (i) 9.8% (in value or in number of shares, whichever is more restrictive) of the outstanding shares of our common stock or (ii) 9.8% in value of the aggregate of the outstanding shares of all classes and series of our stock, in each case excluding any shares of our stock that are not treated as outstanding for federal income tax purposes. Subject to the exceptions described below, our charter further prohibits any person or entity from actually or constructively owning shares in excess of these limits. We refer to these restrictions as the “ownership limitation provisions,” and we sometimes refer to the restrictions on ownership by a person or entity separately as the “related party tenant limit.” However, upon request, our board of directors will waive the related party tenant limit with respect to a particular stockholder, and establish a different related party tenant limit for the stockholder, unless such stockholder’s increased ownership of our stock would result in us failing to qualify as a REIT or our board of directors determines in its sole judgment that such stockholder’s increased ownership could result in any of our rental income failing to qualify as such for REIT testing purposes as a result of the “related party tenant” rules that apply to REITs. See “Description of Capital Stock—Restrictions on Ownership and Transfer.” In connection with the formation transactions, our board of directors will grant waivers to our sponsors and certain of their affiliates to own up to     % of our outstanding common stock in the aggregate, which will be transferable subject to the transferee making certain representations and covenants to us relating to the preservation of our REIT status.

Restrictions on Transfer

We, our executive officers and directors and our sponsors and their affiliates that are receiving shares of common stock or common units in our operating partnership in the formation transactions have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of             , subject to certain exceptions. In addition, under the partnership agreement, holders of common units in our operating partnership do not have redemption or exchange rights for a period of 14 months after first acquiring common units and, except under limited circumstances, may not otherwise transfer their common units during such period without our consent.

Conflicts of Interest

Following the formation transactions and this offering, the majority of our common stock will be beneficially owned by our sponsors, whose interests may differ from or conflict with the interests of our other stockholders. Our sponsors will have the ability to exercise substantial control over our affairs, including control over the outcome of all matters submitted to our stockholders for approval, including the election of directors and significant corporate transactions. Our sponsors will also have the power to prevent or cause a change in control as a result of their beneficial ownership of our common stock, which could, among other things, discourage a potential acquirer from attempting to obtain control of us in a manner that provides a control premium to any stockholders other than our sponsors and their affiliates. In addition, pursuant to a stockholders agreement that we will enter into in connection with the formation transactions, the Lehman Stockholder, which is an affiliate of our sponsors that will beneficially own all of our sponsors’ equity interests in our company following the formation transactions, will have specified director and committee designation rights and consent rights over other matters. As a result, so long as the Lehman Stockholder continues to beneficially own a significant amount of our outstanding common stock, even if such amount is less than 50%, the Lehman Stockholder will be able to strongly influence or effectively control our decisions. Accordingly, conflicts of interest between our sponsors or their affiliates and us could be resolved in a manner unfavorable to us, and our sponsors may have interests and make decisions that conflict with the interests of our other stockholders.

Conflicts of interest may exist or could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our operating partnership or any partner thereof, on the other. Our directors and officers have duties to our company under Maryland law in connection with their management of our company. At the same time, we, as the general partner of our operating partnership, have duties and obligations to our operating partnership and its limited partners under Delaware law as modified by the partnership agreement of our operating partnership in connection with the management of our operating partnership. Our duties and obligations as the general partner of our operating partnership may come into conflict with the duties of our directors and officers to our company and our stockholders. In particular, the consummation of certain business combinations, the sale of any properties or a reduction of indebtedness could have adverse tax consequences to holders of common units in our operating partnership, which would make those transactions less desirable to them.

We intend to adopt policies that are designed to reduce certain potential conflicts of interests. See “Policies with Respect to Certain Activities—Conflict of Interest Policies.”

Corporate Information

Our principal executive offices are located at 9200 E. Panorama Circle, Suite 400, Englewood, Colorado 80112. Our telephone number is (303) 708-5959. We maintain a website at www.archstoneapartments.com. Information contained on, or accessible through our website is not incorporated by reference into and does not constitute a part of this prospectus or any other report or documents we file with or furnish to the SEC.

This Offering

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares (1)

Common stock and common units to be outstanding after this offering	shares and common units (1)(2)

Use of Proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $ million ($ million if the underwriters exercise their option to purchase up to an additional shares of our common stock in full solely to cover over-allotments). We will contribute the net proceeds from this offering to our operating partnership in exchange for operating partnership units. We expect our operating partnership to use substantially all of the net proceeds received from us to repay outstanding indebtedness and any applicable prepayment costs, exit fees and defeasance costs associated with such repayment. See “Use of Proceeds.”

Risk Factors	Investing in our common stock involves a high degree of risk. You should carefully read and consider the information set forth under the heading “Risk Factors” beginning on page 21 and other information included in this prospectus before investing in our common stock.

Proposed NYSE Symbol	“ASN”

(1)	Includes (a) shares of common stock to be issued in this offering, (b) shares of common stock to be issued in connection with the formation transactions, (c) shares of restricted stock to be granted to our executive officers and employees concurrently with the completion of this offering and (d) shares of restricted stock to be granted to our non-employee directors concurrently with the completion of this offering. Excludes (a) shares of our common stock issuable upon the exercise in full of the underwriters’ over-allotment option to purchase up to an additional shares from us, (b) shares of our common stock available for future issuance under our 2012 Equity Incentive Plan and (c) shares of our common stock that may be issued, at our option, upon exchange of common units in our operating partnership to be issued in the formation transactions and common units in our operating partnership that, subject to the satisfaction of certain conditions, are issuable upon conversion of LTIP units in our operating partnership to be granted to our executive officers, non-employee directors and employees concurrently with the completion of this offering.
(2)	Includes common units in our operating partnership expected to be issued in the formation transactions and LTIP units in our operating partnership to be granted to our executive officers, non-employee directors and employees concurrently with the completion of this offering.

Summary Historical and Pro Forma Financial Data

The following table sets forth selected historical consolidated and combined financial information and other data for the periods presented. The selected financial information as of December 31, 2011 and 2010 and for each of the three years in the period ended December 31, 2011 has been derived from Archstone Inc. Predecessor’s audited consolidated and combined financial statements included elsewhere in this prospectus. As more fully described in Note 1 “2012 Change of Control” to the consolidated and combined financial statements included elsewhere in this prospectus, on June 6, 2012, our sponsors purchased the remaining approximately 26.5% economic interest in us that they did not already own, which gave them control of our company. The transaction met the criteria to be accounted for as a purchase, which resulted in a new basis of accounting in our consolidated financial statements. As such, the financial information as of and for the periods ended prior to June 6, 2012 are presented separately from those presented as of and for the periods ended thereafter. The summary historical condensed consolidated financial data as of June 30, 2012 and for the periods comprising the three and six months ended June 30, 2012 and 2011 has been derived from Archstone Inc. Predecessor’s unaudited condensed consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the historical unaudited operating and balance sheet data set forth below reflects all adjustments, consisting of normal and recurring adjustments, necessary for a fair statement of its financial position and results of operations for those periods. The results of operations for any interim period are not necessarily indicative of results for the full year or any other interim period. This financial information and other data should be read in conjunction with the audited and unaudited consolidated and combined financial statements and notes thereto included in this prospectus.

The unaudited pro forma condensed consolidated financial data for the year ended December 31, 2011 and the stub periods comprising the six months ended June 30, 2012 are presented as if the formation transactions, this offering and the June 6, 2012 change of control had all occurred on June 30, 2012 for the pro forma condensed consolidated balance sheet data and as of January 1, 2011 for the pro forma condensed consolidated statement of operations data. This pro forma financial information is not necessarily indicative of what Archstone Inc.’s actual financial position and results of operations would have been as of the date and for the periods indicated, nor does it purport to represent Archstone Inc.’s future financial position or results of operations.

The unaudited pro forma condensed financial data also assumes that we will qualify and elect to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2012; therefore, no incremental income taxes have been provided for the periods presented.

You should read the following summary selected historical and pro forma financial information in conjunction with the information contained in “Structure and Formation of Our Company,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated and combined financial statements and related notes thereto appearing elsewhere in this prospectus.

	Pro Forma	Historical	Historical				Pro Forma	Historical
	Archstone Inc.	Archstone Inc. Predecessor	Archstone Inc. Predecessor				Archstone Inc.	Archstone Inc. Predecessor
	Six Months Ended June 30,	Period from June 6, 2012 through June 30,	Period from April 1, 2012 through June 5,	Three Months Ended June 30,	Period from January 1, 2012 through June 5,	Six Months Ended June 30,	Years Ended December 31,
	2012	2012	2012	2011	2012	2011	2011	2011	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Statement of Operations Data:
Rental revenues	$	$76,807	$196,474	$250,381	$464,240	$498,756	$	$1,024,532	$962,152	$945,544
Management and other fees		1,893	4,882	8,058	13,655	14,981		31,220	31,396	27,281
Interest and other income		69	3,496	11,465	4,250	12,670		39,258	27,060	11,889

Total revenues		78,769	204,852	269,904	482,145	526,407		1,095,010	1,020,608	984,714

Property operating expenses (rental expenses and real estate taxes)		25,558	65,224	86,201	156,223	173,709		351,596	343,759	336,768
Depreciation and amortization of real estate investments		70,593	70,953	96,879	168,804	189,421		383,612	378,507	369,923
Net interest expense		20,083	75,211	104,809	178,824	208,913		413,002	616,666	647,196
Management and other fee-related expenses		2,110	4,884	6,188	10,342	13,559		28,123	22,548	24,543
General and administrative expenses		5,151	11,643	15,795	27,057	31,618		66,322	73,202	66,650
Impairment on real estate investments and mezzanine notes		—	—	—	—	—		—	291,261	116,101
Other expenses		11,093	(3,408)	24,434	22,950	49,311		114,663	50,470	56,891

Total expenses		134,588	224,507	334,306	564,200	666,531		1,357,318	1,776,413	1,618,072

Income (loss) from operations		(55,819)	(19,655)	(64,402)	(82,055)	(140,124)		(262,308)	(755,805)	(633,358)
Net income (loss) from continuing operations		(56,462)	(25,598)	(52,129)	(69,204)	(110,557)		(130,338)	(782,015)	(841,212)
Net income (loss) from discontinued operations		(49)	(627)	(5,978)	(632)	(12,825)		89,109	(126,953)	(77,011)

Net income (loss)	$	$(56,511)	$(26,225)	$(58,107)	$(69,836)	$(123,382)	$	$(41,229)	$(908,968)	$(918,223)

	Pro Forma	Historical	Historical
	Archstone Inc.	Archstone Inc. Predecessor	Archstone Inc. Predecessor
	As of June 30,		As of December 31,
	2012	2012	2011	2010
	(unaudited)	(unaudited)
Balance Sheet Data:
Real estate and related lease intangibles, gross (including held for sale)	$	$15,767,449	$15,203,369	$15,450,013
Investments in and advances to unconsolidated entities		431,282	288,401	314,829
Total assets		16,472,869	14,375,541	15,178,318
Property mortgages and construction loans (including held for sale)		9,587,753	9,348,798	9,911,953
Revolving credit facility		53,629	18,000	243,312
Total liabilities		9,966,120	9,707,824	10,441,940
Redeemable preferred interests		6,349,309	6,184,406	5,852,430
Noncontrolling interests		80,993	62,499	50,260
Total equity (deficit)		157,440	(1,516,689)	(1,116,052)

	Pro Forma	Historical				Pro Forma	Historical
	Archstone Inc.	Archstone Inc. Predecessor				Archstone Inc.	Archstone Inc. Predecessor
	Six Months Ended June 30,	Three Months Ended June 30,		Six Months Ended June 30,		Years Ended December 31,
	2012	2012	2011	2012	2011	2011	2011	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Other Data:
NOI (1)	$	$182,499	$164,180	$359,266	$325,047	$	$672,936	$618,393	$608,776
EBITDA (2)		160,492	167,329	326,008	322,165		826,644	199,073	221,359
NAREIT FFO (3)		62,826	50,292	99,889	92,074		118,673	(111,069)	(254,554)
Core FFO (3)		68,057	66,027	99,121	86,431		127,326	(227,931)	(338,396)
Net cash flows provided by (used in):
Operating activities				$58,481	$118,029		$227,825	$(2,300)	$(222,840)
Investing activities				93,758	(192,073)		671,702	155,515	(30,939)
Financing activities				(181,658)	70,561		(883,388)	(132,435)	219,231

(1)	For a definition and reconciliation of NOI, and a statement disclosing the reasons why our management believes that presentation of NOI provides useful information to investors and, to the extent material, any additional purposes for which our management uses NOI, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures—Net Operating Income.”
(2)	For a definition and reconciliation of EBITDA, and a statement disclosing the reasons why our management believes that presentation of EBITDA provides useful information to investors and, to the extent material, any additional purposes for which our management uses EBITDA, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures—EBITDA.”
(3)	For a definition and reconciliation of NAREIT FFO and Core FFO, and a statement disclosing the reasons why our management believes that presentation of NAREIT FFO and Core FFO, provide useful information to investors and, to the extent material, any additional purposes for which our management uses NAREIT FFO and Core FFO, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures—Funds From Operations.”

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following material risks, as well as the other information contained in this prospectus, before making an investment in our company. If any of the following risks actually occur, our business, financial condition and/or results of operations could be materially and adversely affected. In such an event, the trading price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Real Estate

Unfavorable market and economic conditions in the United States and globally and in the specific markets or submarkets where our properties are located could adversely affect occupancy levels, rental rates, rent collections, operating expenses, and the overall market value of our assets, including joint ventures and funds, and impair our ability to sell, recapitalize or refinance our assets.

Unfavorable market conditions in the areas in which we operate and unfavorable economic conditions in the United States and globally may significantly affect our occupancy levels, our rental rates, rent collections, operating expenses, the market value of our properties and our ability to strategically acquire, dispose, recapitalize or refinance our apartment communities on economically favorable terms or at all. Our ability to lease our properties at favorable rates is adversely affected by increases in supply of multifamily communities in our markets and is dependent upon overall economic conditions, which are adversely affected by, among other things, job losses and unemployment levels, recession, personal debt levels, the downturn in the housing market, stock market volatility and uncertainty about the future. Some of our major expenses, including mortgage payments and real estate taxes, generally do not decline when related rents decline. We expect that any declines in our occupancy levels, rental revenues and/or the values of our apartment communities would cause us to have less cash available to pay our indebtedness, fund necessary capital expenditures and to make distributions to our stockholders, which could negatively affect our financial condition and the market value of our securities. Factors that may affect our occupancy levels, our rental revenues, our NOI and/or the value of our properties include the following, among others:

•	downturns in global, national, regional and local economic conditions, particularly the current high level of unemployment in our core markets;

•	declines in the financial condition of our residents, which may make it more difficult for us to collect rents from these residents;

•	the inability or unwillingness of our residents to pay rent increases;

•	a decline in household formation;

•	a decline in employment or lack of employment growth;

•	an oversupply of, or a reduced demand for, apartment homes;

•	changes in market rental rates in our core markets;

•	declines in mortgage interest rates, making home and condominium ownership more affordable;

•	changes in home loan lending practices, including the easing of credit underwriting standards, increasing the availability of home loans and thereby reducing demand for apartment homes;

•	government or builder incentives which enable first-time homebuyers to put little or no money down, making alternative housing options more attractive;

•	rent control or rent stabilization laws, or other laws regulating housing, that could prevent us from raising rents to offset increases in operating costs; and

•

economic conditions that could cause an increase in our operating expenses, such as increases in property taxes (particularly as a result of increased local, state and national government budget deficits and debt and potentially reduced federal aid to state and local governments), utilities, insurance, compensation of on-site associates and routine maintenance.

Substantial international, national and state and local government deficits and the weakened financial condition of these governments may adversely impact our business, financial condition and results of operations. For example, uncertainty about the financial stability of several countries in the European Union, the increasing risk that those countries may default on their sovereign debt and related stresses on financial markets could have an adverse effect on our business, results of operations and financial condition.

The values of, and the cash flows from, the properties we own are affected by developments in global, national and state and local economies. Federal, state and local governments have incurred record deficits and assumed or guaranteed liabilities of private financial institutions or other private entities. The extended stress on state and local governments has also led to bankruptcies of municipalities in which we own or have interests in properties. These increased budget deficits and the weakened financial condition of federal, state and local governments may lead to reduced governmental spending, tax increases, public sector job losses, increased interest rates, currency devaluations, defaults on debt obligations or other adverse economic events, which may directly or indirectly adversely affect our business, financial condition and results of operations.

For example, in 2010, a financial crisis emerged in Europe, triggered by high budget deficits and rising direct and contingent sovereign debt in Greece, Ireland, Italy, Portugal and Spain, which persists. We can provide no assurance that the market disruptions in Europe, including the increased cost of funding for certain governments and financial institutions, will not spread, nor can we provide assurance that future assistance packages will be available or, even if provided, will be sufficient to stabilize the affected countries and markets in Europe or elsewhere. Risks and ongoing concerns about the debt crisis in Europe could have a detrimental impact on the global economic recovery, financial markets and institutions and the availability of debt financing, which may directly or indirectly adversely affect our business, including our operations in Germany, financial condition and results of operations.

We are subject to risks inherent in ownership of real estate.

Real estate cash flows and values are affected by a number of factors, including competition from other available properties and the ability to provide adequate property maintenance and insurance and to control operating costs. Real estate cash flows and values are also affected by such factors as government regulations (including zoning, usage and tax laws), limitations on rent and rent increases, interest rate levels, the availability of financing, property tax rates, utility expenses, potential liability under environmental and other laws and changes in environmental and other laws.

We are subject to risks involved in real estate activity through joint ventures and funds.

We have in the past, are currently and may in the future develop, acquire and own properties in joint ventures and funds with other persons or entities when we believe circumstances warrant the use of such structures. As of June 30, 2012, we managed joint ventures holding U.S. operating or development communities with combined assets aggregating $2.3 billion, including 30 operating communities with 9,357 units and seven development joint ventures, which had a combined total expected investment aggregating $647.1 million and an expected 2,088 units. In addition, we also managed our German fund, which held $1.6 billion of total assets as of June 30, 2012 and in which we held a 16.5% interest. As of June 30, 2012, we held interests in four joint ventures that we did not manage, which owned four U.S. operating communities with 1,285 units. Joint venture and fund investments involve risks, including: the possibility that our partners might refuse to make capital contributions when due; that we may be responsible to our partner for indemnifiable losses; that our partner might at any time have business or economic goals which are inconsistent with ours; and that our partner may be in a position to take action or withhold consent contrary to our recommendations, instructions or requests. Frequently, we and our respective joint venture partners may each have the right to trigger a buy-sell arrangement, which could cause us to sell our interest, or acquire our partner’s interest, at a time when we otherwise would not have initiated such a transaction, without our consent or on unfavorable terms. In some instances, joint venture and fund partners may have competing interests in our markets that could create conflicts of interest. Further, our joint venture and fund partners may fail to meet their obligations to the joint venture or fund as a result of financial distress or otherwise, and we may be forced to make contributions to maintain the value of the property. To the extent our partners do not meet their obligations to us or our joint ventures or funds or they take action inconsistent with the interests of the joint venture or fund, we may be adversely affected.

Our joint venture Archstone Multifamily Partners AC LP is actively engaged in acquisition activities. After taking into account acquisitions under contract as of August 31, 2012, we had invested or committed to invest approximately 78% of the venture’s total equity commitments in real estate. In connection with the formation of this venture, we agreed that it would be our exclusive acquisition vehicle for all investments that meet its stated investment criteria until the earlier of July 31, 2013 or when 85% of the venture’s capital is committed to investments, subject to certain exceptions for portfolios of assets above a specified size, like-kind exchanges, property contributions for equity and development and redevelopment assets, among others. We own a 28.6% interest in the acquisition venture. Because of the exclusivity requirements of the joint venture, we may be required to acquire communities through the joint venture that we otherwise would have acquired through our operating partnership, which may prevent our operating partnership from acquiring attractive investment opportunities and adversely affect our growth prospects.

We share control of some of our properties with other investors and may have conflicts of interest with those investors.

While we make all operating decisions for certain of our unconsolidated joint ventures and funds, we are required to make other decisions jointly with the other investors who have interests in the relevant property or properties. For example, the approval of certain of the other investors may be required with respect to operating budgets and refinancing, encumbering, expanding or selling any of these properties, as well as bankruptcy decisions. We might not have the same interests as the other investors in relation to these decisions or transactions. Accordingly, we might not be able to favorably resolve any of these issues, or we might have to provide financial or other inducements to the other investors to obtain a favorable resolution.

In addition, various restrictive provisions and third-party rights, including consent rights to certain transactions, apply to sales or transfers of interests in our properties owned in joint ventures. Consequently, decisions to buy or sell interests in a property or properties relating to our joint ventures may be subject to the prior consent of other investors. These restrictive provisions and third-party rights may preclude us from achieving full value of these properties because of our inability to obtain the necessary consents to sell or transfer these interests.

As of June 30, 2012, we managed joint ventures holding U.S. operating or development communities with combined assets aggregating $2.3 billion, including 30 operating communities with 9,357 units and seven development joint ventures, which had a combined total expected investment aggregating $647.1 million and an expected 2,088 units. In addition, we also managed our German fund, which held $1.6 billion of total assets as of June 30, 2012 and in which we held a 16.5% interest. As of June 30, 2012, we held interests in four joint ventures that we did not manage, which owned four U.S. operating communities with 1,285 units.

We are subject to risks inherent in real estate development, redevelopment and construction, including the cost of construction delays and cost overruns.

We intend to continue to develop and redevelop apartment communities. Our development pipeline has a total expected investment of $5.0 billion. We have eight communities under construction (including five consolidated communities) where our share of remaining capital to be expended is expected to be approximately $234.1 million. In addition, we have 29 communities in planning upon which we currently expect to start construction between 2012 and 2015, and four land parcels for potential future development or sale. We may choose to develop our communities in planning and land held for future development on a wholly owned basis or through joint ventures. These activities can include long planning and entitlement timelines and can involve complex and costly activities, including significant environmental remediation or construction work in high-density urban areas. These activities may expose us to risks, including the following:

•

We may abandon opportunities that we have already begun to explore for a number of reasons, including changes in local market conditions, inability to receive necessary approvals or zoning, or increases in construction or financing costs, and as a result, we may fail to recover expenses already incurred in exploring those opportunities;

•	We may be unable to obtain financing with favorable terms, or at all, for the proposed development of a community, which may cause us to delay or abandon an opportunity;

•

We may be unable to obtain, or experience delays in obtaining, necessary zoning, occupancy, or other required governmental or third-party permits and authorizations, which could result in increased costs or the delay or abandonment of opportunities;

•

Occupancy rates and rents at a newly-developed community may fail to meet our original expectations for a number of reasons, including changes in market and economic conditions beyond our control and the development by competitors of competing communities;

•	We may incur costs that exceed our original estimates resulting from increased material, labor or other costs;

•	We may be unable to complete construction and lease-up of a community on schedule, resulting in increased construction and financing costs and a decrease in expected rental revenues;

•

We may incur liabilities to third parties during the development process, for example, in connection with managing existing improvements on the site prior to tenant terminations and demolition (such as with respect to commercial space) or in connection with providing services to third parties (such as the construction of shared infrastructure or other improvements); and

•

We may incur liability if our communities are not constructed and operated in compliance with the accessibility provisions of the Americans with Disabilities Acts, or the ADA, the Fair Housing Act, or the FHA, or other federal, state or local requirements. Noncompliance could result in imposition of fines, an award of damages to private litigants, and a requirement that we undertake structural modifications to remedy the noncompliance.

We project construction costs based on market conditions at the time we prepare our budgets, and our projections include future costs that we anticipate but cannot predict with certainty. Construction costs may increase, particularly for labor and certain materials and, for some of our communities in development, the total construction costs may be higher than the original budget.

Costs to redevelop communities that have been acquired have, in some cases, exceeded our original estimates and similar increases in costs may be experienced in the future. Market rents in effect at the time new development or redevelopment communities complete lease-up may not be sufficient to fully offset the effects of any increased construction or reconstruction costs. Any such increased costs could adversely affect our results of operations.

Real estate investments are relatively illiquid and may limit our flexibility.

Equity real estate investments are relatively illiquid, which may tend to limit our ability to react promptly to changes in economic or other market conditions. Our ability to dispose of assets in the future will depend on prevailing economic and market conditions. Our inability to sell our properties on favorable terms or at all could have a material adverse effect on our sources of working capital and our ability to satisfy our debt obligations. In addition, real estate can at times be difficult to sell quickly at prices we find acceptable. These potential difficulties in selling real estate in our markets may limit our ability to change or reduce the apartment communities in our portfolio promptly in response to changes in economic or other conditions.

Competition could limit our ability to acquire attractive investment opportunities, which could adversely affect our profitability and impede our growth.

We compete with numerous commercial developers, real estate companies and other owners of real estate in seeking land for development and apartment communities for acquisition and pursuing buyers for dispositions. We expect that other real estate investors, including insurance companies, private equity funds, sovereign wealth funds, pension funds, other REITs and other well-capitalized investors, will compete with us to acquire existing properties and to develop new properties. Our markets are each generally characterized by expensive single family homes, high barriers-to-entry to construction and limited land on which to build new housing, high household income levels and a strong, diversified economic base with significant growth potential. These characteristics contribute to the competition we face in these markets to acquire existing properties and to develop new properties. This competition could increase prices for properties of the type we would likely pursue and adversely affect our profitability and impede our growth.

Competition and any increased affordability of residential homes could limit our ability to lease our apartments or increase or maintain rents.

Our apartment communities compete with other housing alternatives to attract residents, including other rental apartments, condominiums and single-family homes that are available for rent, as well as new and existing condominiums and single-family homes for sale. All of our apartment communities are located in developed areas that include other apartment communities and/or condominiums. The number of competitive apartment communities and/or condominiums in a particular area, and any increased affordability of owner occupied single and multi-family homes caused by declining housing prices, mortgage interest rates and government programs to promote home ownership, could have a material adverse effect on our ability to lease our apartments and the rents we are able to obtain. In addition, single-family homes and other residential properties provide housing alternatives to residents and potential residents of our apartment communities.

Acquisitions and/or development projects may not yield anticipated results, which could negatively affect our financial condition and results of operations.

We intend to actively acquire and/or develop apartment communities for rental operations as market conditions dictate. We may also acquire apartment communities that are unoccupied or in the early stages of lease-up. We may be unable to lease-up these apartment communities on schedule, resulting in decreases in expected rental revenues and/or lower yields as the result of lower occupancy and rental rates as well as higher than expected concessions. Our development pipeline has a total expected investment of $5.0 billion. We have eight communities under construction (including five consolidated communities) where our share of remaining capital to be expended is expected to be approximately $234.1 million. In addition, we have 29 communities in planning upon which we currently expect to start construction between 2012 and 2015, and four land parcels for potential future development or sale. We may underestimate the costs necessary to bring an acquired property up to standards established for its intended market position or to complete a development project. We may be unable to integrate the existing operations of newly acquired and/or developed apartment communities and over time such communities may not perform as well as existing communities or as we initially anticipated in terms of occupancy and/or rental rates. Additionally, we expect that other major real estate investors with significant capital will compete with us for attractive investment opportunities or may also develop properties in markets where we focus our development efforts. This competition may increase acquisition costs for apartment communities. We may not be in a position or have the opportunity in the future to make suitable property acquisitions on favorable terms. The total number of development units, costs of development and estimated completion dates are subject to uncertainties arising from changing economic conditions (such as the cost of labor and construction materials), competition and local government regulation.

The historical unlevered IRR attributable to performance of our past investments may not be indicative of our future results and may not be comparable to unlevered IRR information provided by other companies.

We have presented in this prospectus unlevered IRR information relating to the historical performance of certain investments. When considering this information you should bear in mind that these historical results may not be indicative of the future results that you should expect from us. In particular, our results could vary significantly from the historical results. In addition, our unlevered IRR may not be comparable to unlevered IRR information provided by other companies that calculate this metric differently. We calculate unlevered IRR utilizing rental revenues and direct operating expenses calculated in accordance with GAAP, which, in some instances, includes non-cash items such as amortization of “above-market” or “below-market” leases, expense accruals and straight-line rent adjustments.

We are subject to losses that are either uninsurable, not economically insurable or that are in excess of our insurance coverage.

Our West Coast communities are located in the general vicinity of active earthquake faults. Many of our East Coast and Southern properties are located in areas that could be subject to windstorm losses. Insurance coverage for earthquakes and windstorms can be costly because of limited industry capacity. As a result, we may experience shortages in desired coverage levels if market conditions are such that insurance is not available or the cost of insurance makes it, in our belief, economically impractical to maintain such coverage. In addition, our Washington, D.C., New York City and other urban communities may be subject to a heightened risk of terrorist attacks. We carry commercial general liability insurance, property insurance and terrorism insurance with respect to our communities with limits and on terms we consider commercially reasonable. There are, however, certain types of losses (including, but not limited to, losses arising from environmental conditions, acts of war or certain kinds of terrorist attacks) that are not insured, in full or in part, because they are either uninsurable or the cost of insurance makes it, in our belief, economically impractical to maintain such coverage. If an uninsured loss or liability were to occur, whether because of a lack of insurance coverage or a loss in excess of insured limits, we could lose our capital invested in a community, as well as the anticipated future revenues from such community. We would also continue to be obligated to repay any mortgage indebtedness or other obligations related to the community. If an uninsured liability to a third party were to occur, we would incur the cost of defense and settlement with, or court ordered damages to, that third party. A significant uninsured property or liability loss could materially and adversely affect our business and our financial condition and results of operations.

We are subject to risks from natural disasters such as earthquakes and severe weather.

Natural disasters and severe weather such as earthquakes, tornadoes or hurricanes may result in significant damage to our properties. The extent of our casualty losses and loss in operating income in connection with such events is a function of the severity of the event and the total amount of exposure in the affected area. When we have geographic concentration of exposures, a single catastrophe (such as an earthquake, especially in the San Francisco Bay Area, Southern California and Seattle) or destructive weather event (such as a hurricane, especially in the Southeast Florida or Washington D.C. area) affecting a region may have a significant negative effect on our financial condition and results of operations. As of June 30, 2012, we owned or had an ownership interest in 23 operating communities with 8,270 units in the San Francisco Bay Area, 54 operating communities with 18,355 units in Southern California, 11 operating communities with 2,919 units in Seattle, three operating communities with 748 units in Southeast Florida and 43 operating communities with 13,920 units in Washington, D.C. As a result, our operating and financial results may vary significantly from one period to the next. Our financial results may be adversely affected by our exposure to losses arising from natural disasters or severe weather.

We also are exposed to risks associated with inclement winter weather, particularly in the Northeast and Mid-Atlantic states in which many of our communities are located, including increased costs for the removal of snow and ice as well as from delays in construction. Inclement weather also could increase the need for maintenance and repair of our communities.

Climate change may adversely affect our business.

To the extent that climate change does occur, we may experience extreme weather and changes in precipitation and temperature, all of which may result in physical damage or a decrease in demand for our properties located in these areas or affected by these conditions. Should the impact of climate change be material in nature or occur for lengthy periods of time, our financial condition or results of operations would be adversely affected.

In addition, changes in federal and state legislation and regulation on climate change could result in increased capital expenditures to improve the energy efficiency of our existing properties and could also require us to spend more on our new development properties without a corresponding increase in revenue.

We may face high costs associated with the investigation or remediation of environmental contamination, including asbestos, lead paint, chemical vapor, subsurface contamination and mold growth.

We are subject to various federal, state and local environmental and public health laws, regulations and ordinances.

Under various federal, state and local environmental and public health laws, regulations and ordinances, we may be required, regardless of knowledge or responsibility, to investigate and remediate the effects of hazardous or toxic substances or petroleum product releases at our properties (including in some cases natural substances such as methane and radon gas) and may be held liable under these laws or common law to a governmental entity or to third parties for property, personal injury or natural resources damages and for investigation and remediation costs incurred as a result of the contamination. These damages and costs may be substantial and may exceed any insurance coverage we have for such events. The presence of such substances, or the failure to properly remediate the contamination, may adversely affect our ability to borrow against, sell or rent the affected property. In addition, some environmental laws create or allow a government agency to impose a lien on the contaminated site in favor of the government for damages and costs it incurs as a result of the contamination.

The development, construction and operation of our communities are subject to regulations and permitting under various federal, state and local laws, regulations and ordinances, which regulate matters including wetlands protection, storm water runoff and wastewater discharge. Noncompliance with such laws and regulations may subject us to fines and penalties. We can provide no assurance that we will not incur any material liabilities as a result of noncompliance with these laws.

We face risks relating to asbestos.

Certain federal, state and local laws, regulations and ordinances govern the removal, encapsulation or disturbance of asbestos containing materials, or ACMs, when such materials are in poor condition or in the event of renovation or demolition of a building. These laws and the common law may impose liability for release of ACMs and may allow third parties to seek recovery from owners or operators of real properties for personal injury associated with exposure to ACMs. We are not aware that any ACMs were used in the construction of the communities we developed. ACMs were, however, used in the construction of a number of the communities that we acquired and may have been used in the construction of communities we acquire in the future. We implement an operations and maintenance program at each of the communities at which ACMs are known to be present. We can provide no assurance that we will not incur any material liabilities as a result of the presence of ACMs at our communities.

We face risks relating to lead paint.

We are aware that some of our communities have lead paint and have implemented an operations and maintenance program at each of those communities. Communities that we acquire in the future may also have lead paint. We can provide no assurance that we will not incur any material liabilities as a result of the presence of lead paint at our communities.

We face risks relating to chemical vapors and subsurface contamination.

We are also aware that environmental agencies and third parties have, in the case of certain communities with on-site or nearby contamination, asserted claims for remediation, property damage or personal injury based on the alleged actual or potential intrusion into buildings of chemical vapors or volatile organic compounds from soils or groundwater underlying or in the vicinity of those buildings or on nearby properties. In addition, some of our retail tenants, such as dry cleaners, may operate businesses which may emit chemical vapors or otherwise use chemicals subject to environmental regulation. We can provide no assurance that we will not incur any material liabilities as a result of vapor intrusion at our communities.

We face risks relating to mold growth.

Mold growth may occur when excessive moisture accumulates in buildings or on building materials, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Although the occurrence of mold at multifamily and other structures, and the need to remediate such mold, is not a new phenomenon, there has been increased awareness in recent years that certain molds may in some instances lead to adverse health effects, including allergic or other reactions. To help limit mold growth, we educate residents about the importance of adequate ventilation and include a lease requirement that they notify us when they see mold or excessive moisture. We have established procedures for promptly addressing and remediating mold or excessive moisture from apartment homes when we become aware of its presence regardless of whether we or the resident believe a health risk is present. However, we can provide no assurance that mold or excessive moisture will be detected and remediated in a timely manner. If a significant mold problem arises at one of our communities, we could be required to undertake a costly remediation program to contain or remove the mold from the affected community and could be exposed to other liabilities that may exceed any applicable insurance coverage.

Our environmental assessments may not identify all potential environmental liabilities and our remediation actions may be insufficient.

Operating communities or land being considered for potential acquisition by us are subjected to at least a Phase I or similar environmental assessment prior to closing, which generally does not involve invasive techniques such as soil or ground water sampling. A Phase II assessment is conducted if recommended in the Phase I report. These assessments, together with subsurface assessments conducted on some properties, have not revealed, and we are not otherwise aware of, any environmental conditions that we believe would have a material adverse effect on our business, assets, financial condition or results of operations. However, such environmental assessments may not identify all potential environmental liabilities. Moreover, we may in the future discover adverse environmental conditions at our communities, including at communities we acquire in the future, which may have a material adverse effect on our business, assets, financial condition or results of operations. In connection with our ownership, operation and development of communities, from time to time we undertake substantial remedial action in response to the presence of subsurface or other contaminants, including contaminants in soil, groundwater and soil vapor beneath or affecting our buildings. In some cases, an indemnity exists upon which we may be able to rely if environmental liability arises from the contamination, or if remediation costs exceed estimates. We can provide no assurance, however, that all necessary remediation actions have been or will be undertaken at our communities or that we will be indemnified, in full or at all, in the event that environmental liability arises.

Additionally, we have occasionally been involved in managing, leasing and operating various properties for third parties. Consequently, we may be considered to have been an operator of such properties and, therefore, potentially liable for removal or remediation costs or other potential costs which relate to the release or presence of hazardous or toxic substances. We can provide no assurance that we will not incur any material environmental liabilities with respect to properties managed by us or our predecessors for such third parties.

Our liability insurance may be insufficient to cover liabilities.

We maintain a liability insurance policy to cover claims arising from certain pollution conditions and cleanup costs (including limited mold coverage). The limits of this policy are $10 million per claim and $20 million in the aggregate. Should an uninsured loss arise against us, we would be required to use our own funds to resolve the issue, including litigation costs. Liabilities resulting from moisture infiltration and the presence of or exposure to mold may have a future material impact on our financial results.

Compliance with various laws and regulations, including accessibility, building and health and safety laws and regulations, may be costly, may adversely affect our operations or expose us to liability.

In addition to compliance with environmental regulations, we must comply with various laws and regulations such as accessibility, building, zoning, landlord/tenant and health and safety laws and regulations, including but not limited to the ADA and the FHA. Some of those laws and regulations may conflict with one another or be subject to limited judicial or regulatory interpretations. Under those laws and regulations, we may be liable for, among other things, the costs of bringing our properties into compliance with the statutory and regulatory requirements. Noncompliance with certain of these laws and regulations may result in liability without regard to fault and the imposition of fines and could give rise to actions brought against us by governmental entities and/or third parties who claim to be or have been damaged as a consequence of an apartment not being in compliance with the subject laws and regulations. As part of our due diligence procedures in connection with the acquisition of a property, whether it is an apartment community or land to be developed, we conduct an investigation of the property’s compliance with known laws and regulatory requirements with which we must comply once we acquire a property, including a review of compliance with the ADA and local zoning regulations. We hire architects and general contractors to design and build our development projects, and we rely on them to design and build in accordance with all legal requirements. Our investigations and these assessments may not have revealed, and may not with respect to future acquisitions reveal, all potential noncompliance issues or related liabilities and we can provide no assurance that our development properties have been, or that our future development projects will be, designed and built in accordance with all applicable legal requirements.

We may be subject to increased costs as a result of our compliance with changes in various laws and regulations, which may adversely affect our results of operations.

Lower revenue growth or significant unanticipated expenditures may result from our need to comply with changes in (i) laws imposing remediation requirements and the potential liability for environmental conditions existing on properties or the restrictions on discharges or other conditions; (ii) rent control or rent stabilization laws or other residential landlord/tenant laws; or (iii) other governmental rules and regulations or enforcement policies affecting the development, use and operation of our communities, including changes to building codes and fire and life-safety codes. We may be unable to pass on increased costs resulting from these changes such as increased real estate taxes directly to our residents. Substantial increases in rents as a result of those increased costs may affect the ability of a resident to pay rent, causing increased vacancy or delinquency. In addition, government housing regulations may also limit the opportunities at some of our properties and failure to comply with resident qualification requirements may result in financial penalties and/or loss of benefits, such as real estate tax abatements and exemptions. For example, we received tax abatements in fiscal year 2011 in the amount of approximately $29.5 million in connection with government programs requiring us to comply with rent control or rent stabilization laws or other residential landlord/tenant laws. We could lose such benefits or incur financial penalties if we fail to comply with resident qualification requirements or if these government housing programs are eliminated or modified, which could have an adverse effect on our results of operations.

Our apartment communities are concentrated in certain geographic markets, which makes us more susceptible to adverse developments in those markets.

Our most significant geographic investment concentrations are in the metropolitan areas of Washington, D.C., Southern California, the San Francisco Bay Area, New York City, Boston and Seattle. As of June 30, 2012, we owned or had an ownership interest in 43 operating communities with 13,920 units in Washington, D.C., 54 operating communities with 18,355 units in Southern California, 23 operating communities with 8,270 units in the San Francisco Bay Area, 14 operating communities with 4,419 units in New York City, 11 operating communities with 2,958 units in Boston, and 11 operating communities with 2,919 units in Seattle. Southern California is the geographic area comprising Los Angeles County, San Diego County, Orange County, Ventura County and the Inland Empire. We are, therefore, subject to increased exposure from economic and other competitive factors specific to markets within these geographic areas. To the extent general economic conditions worsen in one or more of these markets, or if any of these areas experience a natural disaster, the value of our portfolio and our market rental rates could be adversely affected. As a result, our results of operations, cash flow, cash available for distribution, including cash available to pay distributions to our stockholders, and our ability to satisfy our debt obligations could be materially adversely affected.

Ownership of properties located outside of the United States subjects us to foreign currency risks, in particular relating to our investment in apartment properties in Germany.

As of June 30, 2012 we owned or had a minority ownership interest in 248 apartment properties representing 13,522 units located in Germany, representing 1.1% of our pro rata NOI for the three months ended June 30, 2012, which subjects us to risk from fluctuations in exchange rates between the Euro and the U.S. dollar. We expect that our principal foreign currency exposure will be limited to the Euro. Changes in the exchange rates of foreign currencies to the U.S. dollar may affect the fair values and income streams of our international holdings, and therefore our revenues and operating margins on our non-dollar denominated foreign holdings.

Acquisition and ownership of foreign properties may involve risks greater than those faced by us in the United States.

Foreign real estate investments generally involve certain risks not associated with investments in the United States. As of June 30, 2012 we owned or had a minority ownership interest in 248 apartment properties representing 13,522 units located in Germany, representing 1.1% of our pro rata NOI for the three months ended June 30, 2012. Our international acquisitions and operations are subject to a number of risks, including: acquisition risk resulting from less knowledge than in the United States of local real estate markets, economies, and business practices and customs; less knowledge than in the United States of relationships with sellers in these markets; higher due diligence, transaction and structuring costs than those we may face in the United States; additional accounting and control expenses; complexity and costs associated with managing international operations; difficulty in hiring qualified management, leasing personnel and service providers in a timely fashion; multiple, conflicting and changing legal, regulatory, tax and treaty environments, including land use, zoning and environmental laws, as well as the enactment of laws prohibiting or restricting the foreign ownership of property; exposure to increased taxation, confiscation or expropriation; currency transfer restrictions and limitations on our ability to distribute cash earned in foreign jurisdictions to the United States; difficulty in enforcing agreements in non-U.S. jurisdictions, including those entered into in connection with our acquisitions; and change in the availability, cost and terms of property financing resulting from varying national economic policies or changes in interest rates. Our inability to overcome these risks could adversely affect our foreign operations and could harm our business and results of operations.

Risks Related to Our Business and Operations

Failure to qualify or to maintain our qualification as a REIT would have significant adverse consequences to us and the value of our common stock.

We intend to elect to be treated as a REIT in connection with the filing of our tax return for the taxable year ending December 31, 2012. The Code generally requires that a REIT distribute at least 90% of its taxable income excluding net capital gains to stockholders annually, and a REIT must pay tax at regular corporate rates to the extent that it distributes less than 100% of its taxable income including capital gains in a given year. To avoid current entity-level U.S. federal income taxes, we expect to distribute at least 100% of our taxable income. In addition, a REIT is required to pay a 4% nondeductible excise tax on the amount, if any, by which the distributions it makes in a calendar year are less than the sum of 85% of its ordinary income, 95% of its capital gain net income and 100% of its undistributed income from prior years.

Even if we qualify as a REIT, we will be subject to certain U.S. federal, state and local taxes on our income and property, on taxable income that we do not distribute to our stockholders, on net income from certain “prohibited transactions,” and on income from certain activities conducted as a result of foreclosure. We could, in certain circumstances, be required to pay an excise or penalty tax (which could be significant in amount) in order to utilize one or more relief provisions under the Code to maintain our qualification as a REIT. In addition, we may provide services that are not customarily provided by a landlord, hold properties for sale and engage in other activities through taxable REIT subsidiaries, or TRSs, and the income of those subsidiaries will be subject to federal income tax at regular corporate rates. To the extent that we conduct operations outside of the United States, our operations would subject us to applicable foreign taxes, regardless of our status as a REIT for U.S. tax purposes.

We believe that we are organized and will operate in a manner that will allow us to qualify as a REIT. However, we cannot assure you that we are organized or will operate as such. This is because qualification as a REIT involves the application of highly technical and complex provisions of the Code as to which there may only be limited judicial and administrative interpretations and involves the determination of facts and circumstances not entirely within our control. Future legislation, new regulations, administrative interpretations or court decisions may significantly change the tax laws or the application of the tax laws with respect to qualification as a REIT for federal income tax purposes or the federal income tax consequences of such qualification. Accordingly, it is possible, that we may not meet the requirements for qualification as a REIT. If, with respect to any taxable year, we fail to maintain our qualification as a REIT, we would not be allowed to deduct distributions to stockholders in computing our taxable income. If we were not entitled to relief under the relevant statutory provisions, we would also be disqualified from treatment as a REIT for four subsequent taxable years. If we lose our REIT status, corporate-level income tax, including any applicable alternative minimum tax, would apply to our taxable income at regular corporate rates. As a result, the amount available for distribution to holders of equity securities would be reduced for the year or years involved, and we would no longer be required to make distributions. In addition, our failure to qualify as a REIT could impair our ability to expand our business and raise capital, and it would adversely affect the value of our common stock.

The opinion of our tax counsel regarding our status as a REIT does not guarantee our ability to qualify as a REIT.

Our tax counsel, Goodwin Procter LLP, will render an opinion to us to the effect that we have been organized in conformity with the requirements for qualification as a REIT and our proposed method of operation described in this registration statement and as represented by management will enable us to satisfy the requirements for such qualification beginning with our taxable year ending December 31, 2012. This opinion will be based on representations made by us as to certain factual matters relating to our organization and our intended or expected manner of operation. Goodwin Procter LLP will not verify those representations, and their opinion will assume that such representations and covenants are accurate and complete, that we will operate in accordance with such representations and covenants and that we will take no action inconsistent with our status as a REIT. In addition, this opinion will be based on the law existing and in effect as of its date and will not cover subsequent periods. Our qualification and taxation as a REIT will depend on our ability to meet on a continuing basis, through actual operating results, asset composition, distribution levels, diversity of share ownership and the various qualification tests imposed under the Code discussed below. Goodwin Procter LLP will not review our compliance with these tests on a continuing basis. Accordingly, the opinion of our tax counsel does not guarantee our ability to qualify as or remain a REIT, and no assurance can be given that we will satisfy such tests for our taxable year ending on December 31, 2012 or for any future period. Also, the opinion of Goodwin Procter LLP is not binding on the U.S. Internal Revenue Service, or the IRS, or any court, and could be subject to modification or withdrawal based on future legislative, judicial or administrative changes to U.S. federal income tax laws, any of which could be applied retroactively. Goodwin Procter LLP will have no obligation to advise us or the holders of our stock of any subsequent change in the matters stated, represented or assumed in its opinion or of any subsequent change in applicable law.

We will provide our sponsors and certain of their affiliates and transferees with waivers of the ownership limit with respect to related party tenants described in our charter, which may increase our tax liability.

Our charter prohibits any person or entity from actually or constructively owning shares in excess of 9.8% (in value or in number of shares, whichever is more restrictive) of the outstanding shares of our common stock, or 9.8% in value of the aggregate of the outstanding shares of all classes and series of our stock. We sometimes refer to this ownership limit as the “related party tenant limit.” We have designed the related party tenant limit solely to protect our status as a REIT and not for the purpose of serving as an anti-takeover device. Pursuant to our charter, and subject to the other ownership limitation provisions contained therein, we will grant our sponsors and certain of their affiliates and transferees waivers of the related party tenant limit, which are described in more detail below under “Certain Relationships and Related Transactions—Ownership Limit Waivers.” In connection with such waivers, we will also put in place a mechanism to automatically assign to a TRS any of our leases with a tenant where rental income or other amounts that we receive under such leases would not qualify as “rents from real property” under the REIT gross income tests because the ownership of our stock by our sponsors or certain of their affiliates would cause such tenant to be related to us for purposes of the related party tenant rules described under “U.S. Federal Income Tax Considerations—Taxation of Archstone Inc. as a REIT—Income Tests Applicable to REITs.” In general, our charter allows us to require, as a condition to granting any waiver of the related party tenant limit with respect to a stockholder, that if the requesting stockholder’s ownership of our stock would cause us to realize rental income from a related party tenant, such stockholder’s waiver will become ineffective and the stockholder’s shares in excess of the related party tenant limit will be transferred to a charitable trust as described under “Description of Capital Stock—Restrictions on Ownership and Transfer.” The automatic TRS assignment mechanism is intended to permit our sponsors and certain of their affiliates and transferees to retain our stock even in situations where their ownership would otherwise result in our receipt of rental income that would not be qualifying income under the REIT gross income tests. If any lease is assigned to a TRS pursuant to this mechanism, any rental income received by the TRS would be subject to corporate income tax, which would increase our tax liability.

In addition, in the event the TRS assignment is not effective, then we could earn income that does not qualify for the 95% or 75% income test, which could result in our having to pay additional excise and other taxes and penalties in connection with such failures.

Dividends payable by REITs generally do not qualify for reduced tax rates.

Certain dividends payable to individuals, trusts and estates that are domestic stockholders are currently subject to U.S. federal income tax at a maximum rate of 15%. This reduced rate is scheduled to expire on December 31, 2012, after which dividends will be taxed at ordinary income rates unless legislation extending the current rate or providing for another reduced rate is enacted. Dividends payable by REITs are generally not eligible for the current reduced rates and, if the current rates are extended or another reduced rate is enacted, it is unlikely that dividends payable by REITs would be eligible for such reduced rates. In this event, the more favorable rates applicable to regular corporate dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the stock of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including our common stock.

Complying with the REIT requirements may cause us to forgo otherwise attractive opportunities or liquidate certain of our investments.

To qualify as a REIT for U.S. federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our stock. We may be required to make distributions to our stockholders at disadvantageous times or when we do not have funds readily available for distribution. Thus, compliance with the REIT requirements may hinder our ability to make certain otherwise attractive investments or undertake other activities that might otherwise be beneficial to our company and our stockholders, or may require us to borrow or liquidate investments in unfavorable market conditions.

In connection with such requirements, we must ensure that, at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified real estate assets. The remainder of our investments in securities (other than cash, cash items, government securities, securities issued by a TRS and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our total assets (other than cash, cash items, government securities, securities issued by a TRS and qualified real estate assets) can consist of the securities of any one issuer, and no more than 25% of the value of our total securities can be represented by securities of one or more TRSs. After meeting these requirements at the close of a calendar quarter, if we fail to comply with these requirements at the end of any subsequent calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification. As a result, we may be required to liquidate from our portfolio otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

We may be subject to a 100% penalty tax on any prohibited transactions that we enter into, or may be required to forego certain otherwise beneficial opportunities in order to avoid the penalty tax on prohibited transactions.

If we are found to have held, acquired or developed property primarily for sale to customers in the ordinary course of business, we may be subject to a 100% “prohibited transactions” tax under federal tax laws on the gain from disposition of the property unless the disposition qualifies for one or more safe harbor exceptions for properties that have been held by us for at least two years. Under existing law, whether property is held primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances of a particular transaction. We intend to hold, and, to the extent within our control, to have any joint venture to which our operating partnership is a partner hold, properties for investment with a view to long-term appreciation, to engage in the business of acquiring, owning, operating and developing the properties, and to make sales of our properties and other properties acquired subsequent to the date hereof as are consistent with our investment objectives. Based upon our investment objectives, we believe that overall, our properties should not be considered property held primarily for sale to customers in the ordinary course of business. However, it may not always be practical to limit sales of properties to comply with one of the safe harbors and we may be subject to the 100% penalty tax on the gain from dispositions of property if we are deemed to have held the property primarily for sale to customers in the ordinary course of business.

The potential application of the prohibited transactions tax could cause us to forego potential dispositions of other property or to forego other opportunities that might otherwise be attractive to us, or to undertake such dispositions or other opportunities through a TRS, which would generally result in corporate income taxes being incurred.

REIT distribution requirements could adversely affect our liquidity and adversely affect our ability to execute our business plan.

In order to maintain our qualification as a REIT and to meet the REIT distribution requirements, we may need to modify our business plans. Our cash flows from operations may be insufficient to fund required distributions as a result of differences in timing between the actual receipt of income and the recognition of income for U.S. federal income tax purposes, the effect of non-deductible capital expenditures, the creation of reserves, payment of required debt service or amortization payments, or the need to make additional investments in qualifying real estate assets. The insufficiency of our cash flows to cover our distribution requirements could require us to (i) sell assets in adverse market conditions, (ii) borrow on unfavorable terms, (iii) distribute amounts that would otherwise be invested in future acquisitions or capital expenditures or used for the repayment of debt, (iv) pay dividends in the form of “taxable stock dividends” to the extent permitted under the tax law, or (v) use cash reserves, in order to comply with the REIT distribution requirements. As a result, compliance with the REIT distribution requirements could adversely affect the value of our common stock. The inability of our cash flows to cover our distribution requirements could have an adverse impact on our ability to raise short- and long-term debt or sell equity securities in order to fund distributions required to maintain our REIT status. In addition, if we are compelled to liquidate our assets to repay obligations to our lenders or make distributions to our stockholders, we may be subject to a 100% tax on any resultant gain if we sell assets that are treated as property held primarily for sale to customers in the ordinary course of business.

The ability of our board of directors to revoke our REIT qualification without stockholder approval may cause adverse consequences to our stockholders.

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT. If we cease to be a REIT, we will not be allowed a deduction for dividends paid to stockholders in computing our taxable income and will be subject to U.S. federal income tax at regular corporate rates and state and local taxes, which may have adverse consequences on our total return to our stockholders.

We may have difficulty selling our properties as a result of their tax attributes, an indemnification agreement or tax protection agreements, which may limit our flexibility.

Properties like the ones that we own could be difficult to sell. This may limit our ability to change our portfolio promptly in response to changes in economic or other conditions. In addition, certain tax considerations may limit our ability to sell properties or adversely affect the returns to our stockholders from selling properties. These considerations may reduce our ability to respond to changes in the performance of our investments and could adversely affect our financial condition and results of operations.

Our ability to dispose of some of our properties may be constrained by their tax attributes. Our sponsors have agreed to cause Archstone Enterprise LP, a limited partnership that is an affiliate of our sponsors, to make an election under Treasury Regulations Section 1.337(d)-7(c), or a Section 337(d) election, to recognize the built in gain and loss on certain contributed properties as if such contributed properties were sold to an unrelated party at fair market value, in order to provide us with a fair market value tax basis in the properties our sponsors are directly or indirectly contributing to us. However, our operating partnership will not obtain a fair market value basis in certain other interests in property held by it such as property that ASOT previously contributed to our operating partnership in exchange for its interest in our operating partnership. Furthermore, properties which we develop and own for a significant period of time after the offering or which we acquire through tax deferred contribution transactions in exchange for partnership interests in our operating partnership will often have low tax bases. If we dispose of these properties outright in taxable transactions, we may be required to distribute all or a significant amount of the taxable gain to our stockholders in order to avoid paying corporate income tax on the gains, which in turn would impact our ability to utilize sales proceeds in a manner that might otherwise be more advantageous to us. To dispose of low basis or tax protected properties efficiently we may, from time to time, use like-kind exchanges, which qualify for non-recognition of taxable gain, but require us to reinvest the proceeds in new properties, and which can be difficult to consummate and result in the property for which the disposed assets are exchanged inheriting their low tax bases and other tax attributes (including any tax protection covenants).

As described under “Business and Properties—Tax Protection Arrangements,” we will agree to indemnify our sponsors and certain of their affiliates for, among other things, any liability they may incur under tax protection agreements to which ASOT is a party attributable to any action or inaction taken by us or our subsidiaries, including, without limitation, as a result of a future disposition by us of certain properties, which we refer to as tax protected properties. We will also agree to maintain sufficient qualified nonrecourse financing on the tax protected properties during their respective restricted periods so that the amount of such indebtedness allocated from our operating partnership to ASOT, which will hold an interest in our operating partnership following the completion of the formation transactions, will be sufficient to permit ASOT to allocate at least $1.5 billion of indebtedness to its tax protected unitholders. Further, we will agree to have our operating partnership offer ASOT and its unitholders the opportunity to guarantee debt of our operating partnership, account for certain book-tax disparities in certain of our properties in the manner specified in the tax protection agreements to which ASOT is a party and to provide certain information to ASOT in connection with its obligations under the tax protection agreements. Our operating partnership (or one of its subsidiaries) will also provide certain tax, accounting and legal services to ASOT with respect to the tax protection agreements. We estimate that if all of the tax protected properties were sold in a taxable transaction on June 30, 2012, our maximum indemnification obligations would be approximately $210 million. The majority of these indemnification obligations are associated with four of the tax protected properties and the maximum estimated indemnification obligation is less than $1 million for 68 of the tax protected properties, which is 84% of the total tax protected properties. Our indemnification obligations relating to the tax protected properties may affect the way in which we conduct our business, including whether, when and under what circumstances we sell properties or interests therein and the timing and nature of our financings and refinancing transactions.

Certain services we provide to certain affiliates of our sponsors could be treated as preferential dividends under the REIT rules.

In connection with the formation transactions, our operating partnership, or a subsidiary of our operating partnership, will agree to provide certain tax, accounting and legal services to certain affiliates of our sponsors, including providing services to ASOT with respect to the tax protection agreements. In consideration for providing such services, we have negotiated for such affiliates of our sponsors to pay our operating partnership, or a subsidiary of our operating partnership, a fee that we believe provides our operating partnership with arm’s length compensation for providing such services, except for the tax, accounting and legal services which we are currently providing to ASOT and will continue to provide to ASOT after the offering, for which we will not be compensated. However, the IRS could assert that the amount such affiliates of our sponsors pay us to provide these services is less than an arm’s length rate. Any such shortfall in the amount charged could be treated as a preferential dividend paid by us to affiliates of our sponsors. Any such preferential dividend could result in us being subject to corporate income tax on all or a portion of the preferential dividend, or could result in our failure to qualify as a REIT.

Our ability to provide certain services to our residents may be limited by the REIT rules, or may have to be provided through a TRS.

As a REIT, we generally cannot provide services to our tenants other than those that are customarily provided by landlords, nor can we directly share in the income of a third party that provides such services. If we forego providing such services to our residents, we may be at disadvantage to competitors who are not subject to the same restrictions. However, we can provide such non-customary services to residents or share in the revenue from such services if we do so through a TRS, though income earned through the TRS will be subject to corporate income taxes.

The failure of a loan to qualify as an obligation secured by a mortgage on real property within the meaning of the REIT rules could adversely affect our ability to qualify as a REIT.

We have acquired in the past and in the future may acquire properties through the acquisition of mortgage or mezzanine debt. Investments in these loans must be carefully structured to ensure that we satisfy the various asset and income requirements applicable to REITs. If we fail to structure any such acquisition properly, we could fail to qualify as a REIT. The IRS has provided a safe harbor with respect to the treatment of a mezzanine loan as a mortgage loan, but not rules of substantive law. Pursuant to the safe harbor, if a mezzanine loan meets certain requirements, it will be treated by the IRS as a qualifying real estate asset for purposes of the REIT asset tests, and interest derived from the mezzanine loan will be treated as qualifying mortgage interest for purposes of the REIT 75% income test. However, structuring a mezzanine loan to meet the requirements of the safe harbor may not always be practical. To the extent that any of our mezzanine loans do not meet all of the requirements for reliance on the safe harbor, such loans might not be properly treated as mortgage loans for REIT purposes.

Moreover, if the outstanding principal balance of a mortgage loan during the year exceeds the value of the real property securing the loan at the time we committed to acquire the loan, a portion of the interest accrued during the year will not be qualifying mortgage interest and a portion of such loan likely will not be a qualifying real estate asset. Furthermore, we may be required to retest modified loans that we hold to determine if the modified loan is adequately secured by real property as of the modification date. If the IRS were to assert successfully that our mortgage loans were not properly secured by real estate or that the value of the real estate collateral (at the time of commitment or retesting) was otherwise less than the amount of the loan, we could earn income that is not qualifying for the 75% income test and be treated as holding a non-real estate investment in whole or part, which could result in our failure to qualify as a REIT.

Possible legislative, regulatory or other actions could adversely affect our stockholders and us.

The rules dealing with U.S. federal, state and local income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect our stockholders or us. In recent years, many such changes have been made and changes are likely to continue to occur in the future. We cannot predict whether, when, in what form, or with what effective dates, tax laws, regulations and rulings may be enacted, promulgated or decided, which could result in an increase in our, or our stockholders’, tax liability or require changes in the manner in which we operate in order to minimize increases in our tax liability. A shortfall in tax revenues for states and municipalities in which we operate may lead to an increase in the frequency and size of such changes. If such changes occur, we may be required to pay additional taxes on our assets or income. These increased tax costs could adversely affect our financial condition, the results of operations and the amount of cash available for the payment of dividends. Stockholders are urged to consult with their own tax advisor with respect to the impact that recent legislation may have on their investment and the status of legislative, regulatory or administrative developments and proposals and their potential effect on their investment in our shares.

We are subject to certain state and local taxes, and face possible state and local tax audits, which could have a material adverse effect on our results of operations. We could be subject to additional state taxes for periods during which our sponsors beneficially own a substantial portion of our stock.

We are subject to certain state and local taxes. In the normal course of business, certain entities through which we own real estate either have undergone, or are currently undergoing, tax audits. Although we believe that we have substantial arguments in favor of our positions in the ongoing audits, in some instances there is no controlling precedent or interpretive guidance on the specific point at issue. Collectively, tax deficiency notices received to date from the jurisdictions conducting the ongoing audits have not been material. However, we can provide no assurance that future audits will not occur with increased frequency or that the ultimate result of such audits will not have a material adverse effect on our results of operations. Furthermore, certain states impose limitations on the ability of “captive” REITs (i.e. REITs that are substantially owned or controlled by certain persons) to deduct the dividends they pay for state income tax purposes and/or require REITs to file combined or unitary returns with controlling stockholders. As a result of these rules, we may be reliant on our sponsors to properly file such combined or unitary returns and remit the taxes due on such returns and/or we may be subject to higher state taxes than we otherwise would be subject to for periods during which our sponsors beneficially own a substantial portion of our stock.

Our short-term apartment leases expose us to the effects of declining market rents, which could adversely impact our rental revenues.

Our apartment lease terms generally range from month-to-month leases to one-year lease terms, except in New York where they are either one-year or two-year leases. In addition, as part of our Seal of Service®, we provide residents with a 100% move-in satisfaction guarantee that allows residents to move out within the first 30 days of their lease without penalty. Because these leases permit the residents to leave at the end of the lease term or within the first 30 days of their lease without penalty, our rental revenues are impacted by declines in market rents more quickly than if our leases were for longer terms.

Capital and credit market conditions may adversely affect our access to various sources of capital and/or the cost of capital, which could impact our business activities, dividends, earnings and common stock price, among other things.

In periods when the capital and credit markets experience significant volatility, the amounts, sources and cost of capital available to us may be adversely affected. We primarily use third-party financing to fund construction and acquisitions and to refinance indebtedness as it matures. As of June 30, 2012, we had approximately $9.6 billion of total consolidated indebtedness consisting of $53.6 million in corporate debt and $9.6 billion in asset-level debt. Upon completion of this offering and consummation of the formation transactions and the expected sale of certain communities, we expect to have approximately $             in corporate debt and $             in asset-level debt, and we expect to have approximately $             of available borrowing capacity under the new revolving credit facility that we intend to enter into in connection with this offering. If sufficient sources of external financing are not available to us on cost effective terms, we could be forced to limit our acquisition, development and redevelopment activity and/or take other actions to fund our business activities and repayment of debt, such as selling assets, reducing our cash dividend or paying out less than 100% of our taxable income. To the extent that we are able and/or choose to access capital at a higher cost than we have experienced in recent years (reflected in higher interest rates for debt financing or a lower stock price for equity financing) our earnings per share and cash flows could be adversely affected. In addition, the price of our common stock may fluctuate significantly and/or decline in a high interest rate or volatile economic environment. If economic conditions deteriorate, the ability of lenders to fulfill their obligations under working capital or other credit facilities that we may have in the future may be adversely impacted.

The form, timing and/or amount of dividend distributions in future periods may vary and be impacted by economic and other considerations.

The form, timing and/or amount of dividend distributions will be declared at the discretion of our board of directors and will depend on actual cash from operations, our financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Code and other factors as our board of directors may consider relevant. Our board of directors may modify our dividend policy from time to time.

Potential reforms to Fannie Mae and Freddie Mac could adversely affect our business.

As of June 30, 2012, on a pro forma basis, after giving effect to the formation transactions and this offering, we expect to have approximately $         billion and $         billion of outstanding consolidated indebtedness under our Fannie Mae and Freddie Mac facilities, respectively. We rely on national and regional institutions, including Fannie Mae and Freddie Mac, to provide financing for our acquisitions and permanent financing on our newly developed properties. Currently, there is significant uncertainty regarding the futures of Fannie Mae and Freddie Mac. Should Fannie Mae and Freddie Mac have their mandates changed or reduced, be disbanded or reorganized by the government or otherwise discontinue providing liquidity to our sector, it could significantly reduce our access to debt capital and/or increase borrowing costs and could significantly reduce our sales of assets and/or the values realized upon sale. Disruptions in the floating rate tax-exempt bond market (where interest rates reset weekly) and in the credit market’s perception of Fannie Mae and Freddie Mac, which guarantee and provide liquidity for these bonds, have occurred in the past and could recur in the future and could result in an increase in interest rates on these debt obligations. These bonds could also be put to our consolidated subsidiaries if either Fannie Mae or Freddie Mac fails to satisfy their guaranty obligations. While this obligation is in almost all cases non-recourse to us, this could cause us to have to repay these obligations on short notice or risk foreclosure actions on the collateralized assets.

We may from time to time be subject to litigation, which could have a material adverse effect on our financial condition, results of operations, cash flow and trading price of our common stock.

We may from time to time be subject to litigation. Our predecessor is subject to lawsuits and arbitrations relating to the treatment of the unitholders of ASOT in the privatization, including causes of action based on breach of tax protection agreements, breach of fiduciary duties and other claims. The plaintiffs in such lawsuits could also seek to add us as a party to the actions in the future. For further details regarding these lawsuits and arbitrations see Note 8 to the consolidated and combined financial statements of our predecessor appearing elsewhere in this prospectus. Although our sponsors and certain of their affiliates will agree to indemnify us for expenses or losses we incur as a result of these lawsuits or arbitrations or related claims, if we were added as a party or otherwise suffer expenses or losses arising from these lawsuits or arbitrations or related claims, we would need to depend on this indemnification, and the assets of our sponsors and certain of their affiliates to cover our indemnification claims. According to balance sheets filed with the bankruptcy court, as of March 31, 2012, LBHI had total assets of $93.6 billion and liabilities, other than its pre-bankruptcy filing liabilities, of $5.2 billion. However, the amount of these assets will decrease over time as distributions are made to creditors and could be exhausted prior to our need to seek indemnification for any possible claims. If we were not able to recover any expenses or losses we incur in connection with any of these lawsuits or arbitrations to which we were made a party from our sponsors or certain of their affiliates, our financial position and results of operations could be adversely affected.

We are also a party to various other claims and routine litigation arising in the ordinary course of business. Some of these claims or others to which we may be subject from time to time may result in defense costs, settlements, fines or judgments against us, some of which are not, or cannot be, covered by insurance. Payment of any such costs, settlements, fines or judgments that are not insured could have a material adverse impact on our financial position and results of operations. In addition, certain litigation or the resolution of certain litigation may affect the availability or cost of some of our insurance coverage, which could adversely impact our results of operations and cash flows, expose us to increased risks that would be uninsured, and/or adversely impact our ability to attract officers and directors.

We depend on key personnel, including R. Scot Sellers, our Chairman and Chief Executive Officer, and Charles E. Mueller, Jr., our President and Chief Operating Officer, and the loss of services of one or more members of our senior management team, or our inability to attract and retain highly qualified personnel, could adversely affect our business, diminish our investment opportunities and weaken our relationships with lenders, business partners and existing and prospective industry participants, which could negatively affect our financial condition, results of operations, cash flow and trading price of our common stock.

Our success depends on our ability to attract and retain the services of executive officers, senior officers and community managers. There is substantial competition for qualified personnel in the real estate industry and the loss of our key personnel could have an adverse effect on us. Our continued success and our ability to manage anticipated future growth depend, in large part, upon the efforts of key personnel, particularly R. Scot Sellers, our Chairman and Chief Executive Officer, and Charles E. Mueller, Jr., our President and Chief Operating Officer, who have extensive market knowledge and relationships and exercise substantial influence over our acquisition, development, financing, operational and disposition activity. Among the reasons that Mr. Sellers is important to our success is that he has a national, regional and local industry reputation that attracts business and investment opportunities and assists us in negotiations with financing sources and industry personnel. If we lose his services, our business and investment opportunities and our relationships with such financing sources and industry personnel could diminish. Mr. Mueller is responsible for property operations, acquisitions, dispositions, structured investments, financial strategy, corporate operations and the investment management business. If we lose his expertise, it could adversely affect our operations and financial strategy.

Many of our other senior executives also have extensive experience and strong reputations in the real estate industry, which aid us in identifying or attracting investment opportunities and negotiating with sellers of properties. The loss of services of one or more members of our senior management team, or our inability to attract and retain highly qualified personnel, could adversely affect our business, diminish our investment opportunities and weaken our relationships with lenders, business partners and industry participants, which could negatively affect our financial condition, results of operations and cash flow.

Following the privatization, our predecessor experienced historical net losses, and we may experience future losses.

Our predecessor had historical net losses of approximately $41.2 million, $909.0 million and $918.2 million for the years ended December 31, 2011, 2010 and 2009, respectively. We cannot assure you that we will not continue to incur net losses in the future, which could adversely affect our ability to service our indebtedness and our ability to pay dividends or make distributions, any of which could adversely affect the trading price of our common stock.

Breaches of our data security could materially harm our business and reputation.

We collect and retain certain personal information provided by our tenants and employees. While we have implemented a variety of security measures to protect the confidentiality of this information and periodically review and improve our security measures, we can provide no assurance that we will be able to prevent unauthorized access to this information. Any breach of our data security measures and/or loss of this information may result in legal liability and costs (including damages and penalties), as well as damage to our reputation, that could materially and adversely affect our business and financial performance.

Our subsidiaries may be prohibited from making distributions and other payments to us.

All of our properties are owned, and all of our operations are conducted, by our operating partnership and our other subsidiaries, joint ventures and funds. As a result, we depend on distributions and other payments from our operating partnership and our other subsidiaries in order to satisfy our financial obligations and make payments to our investors. The ability of our subsidiaries to make such distributions and other payments depends on their earnings and cash flows and may be subject to statutory or contractual limitations. As an equity investor in our subsidiaries, our right to receive assets upon their liquidation or reorganization will be effectively subordinated to the claims of their creditors. To the extent that we are recognized as a creditor of such subsidiaries, our claims may still be subordinate to any security interest in or other lien on their assets and to any of such subsidiaries’ debt or other obligations that are senior to our claims.

Risks Related to Our Organization and Structure

The ability of stockholders to control our policies and effect a change of control of our company is limited by certain provisions of our charter and bylaws and by Maryland law.

There are provisions in our charter and bylaws that may discourage a third party from making a proposal to acquire us, even if some of our stockholders might consider the proposal to be in their best interests. These provisions include the following:

Our charter authorizes our board of directors to amend our charter to increase or decrease the aggregate number of authorized shares of stock, to authorize us to issue additional shares of our common stock or preferred stock and to classify or reclassify unissued shares of our common stock or preferred stock and thereafter to authorize us to issue such classified or reclassified shares of stock. We believe these charter provisions will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. The additional classes or series, as well as the additional authorized shares of common stock, will be available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our board of directors does not currently intend to do so, it could authorize us to issue a class or series of stock that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for holders of our common stock or that our common stockholders otherwise believe to be in their best interests.

To maintain our qualification as a REIT for U.S. federal income tax purposes, starting in 2013 not more than 50% in value of our outstanding stock may be owned, directly or indirectly, by or for five or fewer individuals (as defined in the Code to include certain entities such as private foundations) at any time during the last half of any taxable year. To maintain this qualification, and/or to address other concerns about concentrations of ownership of our stock, our charter generally prohibits any individual (as defined under the Code to include certain entities) from actually or being deemed to own by virtue of the applicable constructive ownership provisions of the Code, (i) more than 9.8% (in value or in number of shares, whichever is more restrictive) of the issued and outstanding shares of any class or series of our stock or (ii) more than 9.8% in value of the aggregate of the outstanding shares of all classes and series of our stock, in each case, excluding any shares of our stock not treated as outstanding for federal income tax purposes. Subject to the exceptions described below, our charter further prohibits any person or entity from actually or constructively owning shares in excess of these limits. We refer to these restrictions as the “ownership limitation provisions,” and we sometimes refer to the restrictions on ownership by a person or entity separately as the “related party tenant limit.” These ownership limitation provisions may prevent or delay a change in control and, as a result, could adversely affect our stockholders’ ability to realize a premium for their shares of common stock. However, upon request, our board of directors will waive the related party tenant limit with respect to a particular stockholder, and establish a different related party tenant limit for the stockholder, unless such stockholder’s increased ownership of our stock would result in us failing to qualify as a REIT or our board of directors determines in its sole judgment that such stockholder’s increased ownership could result in any of our rental income failing to qualify as such for REIT testing purposes as a result of the “related party tenant” rules that apply to REITs. In connection with the formation transactions, our board of directors will grant waivers to our sponsors and certain of their affiliates to own up to     % of our outstanding common stock in the aggregate, which will be transferable subject to the transferee making certain representations and covenants to us relating to the preservation of our REIT status.

In addition, certain provisions of the Maryland General Corporation Law, or the MGCL, may have the effect of impeding a third party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could be in the best interests of our stockholders, including:

•

“business combination” provisions that, subject to limitations, prohibit certain business combinations between us and an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of the voting power of our outstanding voting shares or an affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of our then outstanding voting shares) or an affiliate thereof for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter imposes special appraisal rights and special stockholder voting requirements on these combinations; and

•

“control share” provisions that provide that holders of “control shares” of our company (defined as shares which, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise voting power in the election of directors within one of three increasing ranges) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of issued and outstanding “control shares,” subject to certain exceptions) have no voting rights with respect to such shares except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

As permitted by the MGCL, our board of directors has adopted a resolution exempting any business combinations between us and any other person or entity from the business combination provisions of the MGCL. Our bylaws provide that this resolution or any other resolution of our board of directors exempting any business combination from the business combination provisions of the MGCL may only be revoked, altered or amended, and our board of directors may only adopt any resolution inconsistent with any such resolution (including an amendment to that bylaw provision), which we refer to as an opt in to the business combination provisions, with the affirmative vote of a majority of the votes cast on the matter by holders of outstanding shares of our common stock. In addition, as permitted by the MGCL, our bylaws contain a provision exempting from the control share acquisition provisions of the MGCL any and all acquisitions by any person of shares of our stock. This bylaw provision may be amended, which we refer to as an opt in to the control share acquisition provisions, only with the affirmative vote of a majority of the votes cast on such an amendment by holders of outstanding shares of our common stock. Pursuant to a stockholders agreement that we will enter into in connection with the formation transactions, the Lehman Stockholder has agreed that, in connection with any stockholder approval to opt in to the business combination or control share acquisition provisions of the MGCL, at its option, the Lehman Stockholder will vote all shares of common stock that it beneficially owns in excess of 15% of the then outstanding shares of our common stock either against such matter or in proportion to the votes cast by all other stockholders on the matter.

Title 3, Subtitle 8 of the MGCL permits our board of directors, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to implement certain takeover defenses, including adopting a classified board or increasing the vote required to remove a director. Such takeover defenses may have the effect of inhibiting a third party from making an acquisition proposal for us or of delaying, deferring or preventing a change in control of us under the circumstances that otherwise could provide our common stockholders with the opportunity to realize a premium over the then current market price.

In addition, the provisions of our charter on the removal of directors and the advance notice provisions of our bylaws could delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for holders of our common stock or otherwise be in their best interest.

Each item discussed above may delay, deter or prevent a change in control of our company, even if a proposed transaction is at a premium over the then-current market price for our common stock. Further, these provisions may apply in instances where some stockholders consider a transaction beneficial to them. As a result, our stock price may be negatively affected by these provisions.

Our board of directors may change our policies without stockholder approval.

Our policies, including any policies with respect to investments, leverage, financing, growth, debt and capitalization, will be determined by our board of directors or those committees or officers to whom our board of directors delegates such authority. Our board of directors will also establish the amount of any dividends or other distributions that we may pay to our stockholders. Our board of directors or the committees or officers to which such decisions are delegated will have the ability to amend or revise these and our other policies at any time without stockholder vote. Accordingly, our stockholders will not be entitled to approve changes in our policies, and, while not intending to do so, may adopt policies that may have a material adverse effect on our financial condition and results of operations.

Our rights and the rights of our stockholders to take action against our directors and officers are limited, which could limit your recourse in the event of actions that you do not believe are in your best interests.

Maryland law provides that a director has no liability in that capacity if he or she satisfies his or her duties to us and our stockholders. Upon completion of this offering, as permitted by the MGCL, our charter will limit the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	a final judgment based upon a finding of active and deliberate dishonesty by the director or officer that was material to the cause of action adjudicated.

In addition, our charter will authorize us to obligate us, and our bylaws will require us, to indemnify our directors for actions taken by them in those capacities to the maximum extent permitted by Maryland law. Our charter and bylaws will also authorize us to obligate us, and indemnification agreements that we have entered into with certain of our officers will require us, to indemnify these officers for actions taken by them in those capacities to the maximum extent permitted by Maryland law. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist. Accordingly, in the event that actions taken in good faith by any of our directors or officers impede the performance of our company, your ability to recover damages from such director or officer will be limited. In addition, we will be obligated to advance the defense costs incurred by our directors and our officers with indemnification agreements, and may, in the discretion of our board of directors, advance the defense costs incurred by our employees and other agents, in connection with legal proceedings.

Conflicts of interest may exist or could arise in the future between the interests of our stockholders and the interests of holders of units in our operating partnership, which may impede business decisions that could benefit our stockholders.

Conflicts of interest may exist or could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our operating partnership or any of its partners, on the other. Our directors and officers have duties to our company under Maryland law in connection with their management of our company. At the same time, we, as the general partner of our operating partnership, have duties and obligations to our operating partnership and its limited partners under Delaware law as modified by the partnership agreement of our operating partnership in connection with the management of our operating partnership. The limited partners of our operating partnership expressly will acknowledge that as the general partner of our operating partnership, we are acting for the benefit of our operating partnership, the limited partners and our stockholders collectively. When deciding whether to cause our operating partnership to take or decline to take any actions, we will be under no obligation to give priority to the separate interests of (i) the limited partners of our operating partnership (including, without limitation, the tax interests of our limited partners) or (ii) our stockholders. Nevertheless, our duties and obligations as the general partner of our operating partnership may come into conflict with the duties of our directors and officers to our company and our stockholders.

Our business could be adversely impacted if there are deficiencies in our disclosure controls and procedures or internal control over financial reporting.

The design and effectiveness of our disclosure controls and procedures and internal control over financial reporting may not prevent all errors, misstatements or misrepresentations. While management will continue to review the effectiveness of our disclosure controls and procedures and internal control over financial reporting, there can be no guarantee that our internal control over financial reporting will be effective in accomplishing all control objectives all of the time. Furthermore, our disclosure controls and procedures and internal control over financial reporting with respect to entities that we do not control or manage may be substantially more limited than those we maintain with respect to the subsidiaries that we have controlled or managed over the course of time. Deficiencies, including any material weakness, in our internal control over financial reporting which may occur in the future could result in misstatements of our results of operations, restatements of our financial statements, a decline in our stock price, or otherwise materially adversely affect our business, reputation, results of operations, financial condition or liquidity.

Risks Related to Our Indebtedness and Financing

We have a substantial amount of indebtedness which may limit our financial and operating activities and may adversely affect our ability to incur additional debt to fund future needs.

As of June 30, 2012, we had approximately $9.6 billion of total consolidated indebtedness consisting of $53.6 million in corporate debt and $9.6 billion in asset-level debt. Upon completion of this offering and consummation of the formation transactions and the expected sale of certain communities, we expect to have approximately $         in corporate debt and $         in asset-level debt, and we expect to have approximately $         of available borrowing capacity under the new revolving credit facility that we intend to enter into in connection with this offering.

Payments of principal and interest on borrowings may leave us with insufficient cash resources to operate our properties, fully implement our capital expenditure, acquisition and development activities, or pay the dividends necessary to maintain our REIT qualification. Our level of debt and the limitations imposed on us by our debt agreements could have significant adverse consequences, including the following:

•	require us to dedicate a substantial portion of cash flow from operations to the payment of principal, and interest on, indebtedness, thereby reducing the funds available for other purposes;

•	make it more difficult for us to borrow additional funds as needed or on favorable terms, which could, among other things, adversely affect our ability to meet operational needs;

•

force us to dispose of one or more of our properties, possibly on unfavorable terms (including the possible application of the 100% tax on income from prohibited transactions, discussed below in “U.S. Federal Income Tax Considerations”) or in violation of certain covenants to which we may be subject;

•	subject us to increased sensitivity to interest rate increases;

•	make us more vulnerable to economic downturns, adverse industry conditions or catastrophic external events;

•	limit our ability to withstand competitive pressures;

•	limit our ability to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness;

•	reduce our flexibility in planning for or responding to changing business, industry and economic conditions; and/or

•	place us at a competitive disadvantage to competitors that have relatively less debt than we have.

If any one of these events were to occur, our financial condition, results of operations, cash flow and trading price of our common stock could be adversely affected. Furthermore, foreclosures could create taxable income without accompanying cash proceeds, which could hinder our ability to meet the REIT distribution requirements imposed by the Code.

We may be unable to refinance current or future indebtedness on favorable terms, if at all.

We may not be able to refinance existing debt on terms as favorable as the terms of existing indebtedness, or at all, including as a result of increases in interest rates or a decline in the value of our portfolio or portions thereof. If principal payments due at maturity cannot be refinanced, extended or paid with proceeds of other capital transactions, such as new equity capital, our operating cash flow will not be sufficient in all years to repay all maturing debt. As a result, certain of our other debt may cross default, we may be forced to postpone capital expenditures necessary for the maintenance of our properties, we may have to dispose of one or more properties on terms that would otherwise be unacceptable to us or we may be forced to allow the mortgage holder to foreclose on a property. With respect to our Fannie Mae debt, Fannie Mae pools 1 and 2 each have mutual cross default provisions relating to the other pool, Fannie Mae pools 5 and 7 each have mutual cross default provisions relating to the other pool and Fannie Mae pools 8 and 9 each have mutual cross default provisions relating to the other pool. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Outstanding Indebtedness—U.S. Property Mortgages and Other Secured Debt.” Foreclosure on mortgaged properties or an inability to refinance existing indebtedness would likely have a negative impact on our financial condition and results of operations and could adversely affect our ability to make distributions to our stockholders.

We may not have sufficient cash flow to meet the required payments of principal and interest on our debt or to pay distributions on our shares at expected levels.

In the future, our cash flow could be insufficient to meet required payments of principal and interest or to pay distributions on our shares at expected levels. In this regard, we note that in order for us to continue to qualify as a REIT, we are required to make annual distributions generally equal to at least 90% of our taxable income, computed without regard to the dividends paid deduction and our net capital gain. This requirement may limit the amount of our cash flow available to meet required principal and interest payments.

If we are unable to make required payments on indebtedness that is secured by a mortgage on our property, the asset may be transferred to the lender with a consequent loss of income and value to us, including adverse tax consequences related to such a transfer.

Our debt agreements include restrictive covenants and requirements to maintain financial ratios which could limit our flexibility and our ability to make distributions.

The mortgages on our properties contain customary negative covenants that, among other things, limit our ability, without the prior consent of the lender, to further mortgage the property and to reduce or change insurance coverage. As of June 30, 2012, we had $9.6 billion of consolidated U.S. property mortgages and other secured debt, excluding our secured revolving credit facility. Additionally, our debt agreements contain customary covenants which, among other things, restrict our ability to incur additional indebtedness and, in certain instances, restrict our ability to engage in material asset sales, mergers, consolidations and acquisitions, and restrict our ability to make capital expenditures. These debt agreements, in some cases, also subject us to guarantor and liquidity covenants and our existing or future revolving credit facility or other future debt may require us to maintain various financial ratios. Some of our debt agreements contain certain cash flow sweep requirements and mandatory escrows, and our property mortgages generally require certain mandatory prepayments upon disposition of underlying collateral. Early repayment of certain mortgages are subject to prepayment penalties. Some loans under our major credit facilities are cross-collateralized and contain cross default provisions with other material debt. Because our major credit facilities are cross-collateralized, a failure or default with respect to certain properties could have an adverse impact on us or our properties that are subject to the cross-collateralization under the applicable debt instrument. Failure to comply with these covenants could cause a default under the agreements and result in a requirement to repay the indebtedness prior to its maturity, which could have an adverse effect on our cash flow and ability to make distributions to our stockholders.

Some of our properties were financed with tax-exempt bonds that impose certain restrictive covenants. As of June 30, 2012, we had over $794 million of tax-exempt bonds outstanding. We retain independent outside consultants, when considered necessary, to help us monitor compliance with the restrictive covenants that affect these properties. If these bond compliance requirements restrict our ability to increase our rental rates to low- or moderate-income residents, or eligible/qualified residents, then our income from these properties may be limited. While we generally believe that the interest rate benefit attendant to properties with tax-exempt bonds outweighs any loss of income resulting from restrictive covenants or deed restrictions, this may not always be the case. In addition, failure to comply with these covenants may result in adverse tax consequences and higher debt service costs.

Variable rate debt is subject to interest rate risk which could increase our interest expense, increase the cost to refinance and increase the cost of issuing new debt.

As of June 30, 2012, $3.1 billion of our consolidated debt outstanding was subject to instruments which bear interest at variable rates, and we may also borrow additional money at variable interest rates in the future. Unless we have made arrangements that hedge against the risk of rising interest rates, increases in interest rates would increase our interest expense under these instruments and would increase the cost of refinancing these instruments and issuing new debt and would adversely affect cash flow and our ability to service our indebtedness and to make distributions to our stockholders, which could adversely affect the market price of our common stock. Based on our aggregate variable rate debt outstanding as of June 30, 2012, an increase of 100 basis points in interest rates would result in a hypothetical increase of approximately $16.3 million in interest expense on an annual basis. The amount of this change includes the benefit of swaps and caps we currently have in place. As of June 30, 2012, we were party to interest rate hedge agreements with an aggregate notional amount in excess of the aggregate principal amount of our variable rate debt.

Derivatives and hedging activity could adversely affect cash flow.

In the normal course of business, we use derivatives to manage our exposure to interest rate volatility on debt instruments, including hedging for future debt issuances. At other times we may utilize derivatives to increase our exposure to floating interest rates. However, these hedging arrangements may not have the desired beneficial impact. As of June 30, 2012, our derivatives had a fair value that resulted in a net liability of $65.7 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Quantitative and Qualitative Disclosures About Market Risk” for additional information regarding our hedging activities. Hedging arrangements, which can include a number of counterparties, may expose us to additional risks, including failure of any of our counterparties to perform under these contracts, and may involve extensive costs, such as transaction fees or, if we terminate them, breakage costs. No strategy can completely insulate us from the risks associated with interest rate fluctuations.

Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.

The REIT provisions of the Code limit our ability to hedge our liabilities. Generally, income from a hedging transaction we enter into either to manage risk of interest rate changes with respect to borrowings incurred or to be incurred to acquire or carry real estate assets, or to manage the risk of currency fluctuations with respect to any item of income or gain (or any property which generates such income or gain) described in the 75% or 95% gross income tests, does not constitute “gross income” for purposes of the 75% or 95% gross income tests, provided that we properly identify the hedging transaction pursuant to the applicable sections of the Code and Treasury Regulations. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both gross income tests. As a result of these rules, we may need to limit our use of advantageous hedging techniques or implement those hedges through a TRS. This could increase the cost of our hedging activities (because our TRS would be subject to tax on income or gains resulting from hedges entered into by it) or expose us to greater risks than we would otherwise want to bear. In addition, losses in any of our TRSs will generally not provide any tax benefit except for being carried forward for use against future taxable income in the TRSs.

Risks Related to this Offering and Our Common Stock

There has been no public market for our common stock and an active trading market for our common stock may not develop following this offering.

There has not been any public market for our common stock, and an active trading market may not develop or be sustained. Shares of our common stock may not be able to be resold at or above the initial public offering price. We intend to apply to have our common stock listed on the NYSE under the symbol “ASN.” The initial public offering price of our common stock has been determined by agreement among us and the underwriters, but our common stock may trade below the initial public offering price following the completion of this offering. See “Underwriting.” The market value of our common stock could be substantially affected by general market conditions, including the extent to which a secondary market develops for our common stock following the completion of this offering, the extent of institutional investor interest in us, the general reputation of REITs and the attractiveness of their equity securities in comparison to other equity securities (including securities issued by other real estate-based companies), our financial performance and general stock and bond market conditions.

The market price and trading volume of our common stock may be volatile following this offering.

Even if an active trading market develops for our common stock, the trading price of our common stock may be volatile. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the trading price of our common stock declines significantly, you may be unable to resell your shares at or above the public offering price.

Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

•	actual or anticipated variations in our quarterly operating results or dividends;

•	changes in our funds from operations, same-store NOI or income estimates;

•	publication of research reports about us or the real estate industry;

•	increases in market interest rates that lead purchasers of our shares to demand a higher yield;

•	changes in market valuations of similar companies;

•	adverse market reaction to any additional debt we incur in the future;

•	additions or departures of key management personnel;

•	actions by institutional stockholders;

•	speculation in the press or investment community;

•	the realization of any of the other risk factors presented in this prospectus;

•	the extent of investor interest in our securities;

•	the general reputation of REITs and the attractiveness of our equity securities in comparison to other equity securities, including securities issued by other real estate-based companies;

•	our underlying asset value;

•	investor confidence in the stock and bond markets, generally;

•	changes in tax laws;

•	future equity issuances;

•	failure to meet income estimates;

•	failure to meet and maintain REIT qualifications; and

•	general market and economic conditions.

In the past, securities class-action litigation has often been instituted against companies following periods of volatility in the price of their common stock. This type of litigation could result in substantial costs and divert our management’s attention and resources, which could have an adverse effect on our financial condition, results of operations, cash flow and trading price of our common stock.

Our sponsors will continue to have significant influence over us after this offering, including control over decisions that require the approval of stockholders, which could limit the ability of our other stockholders to influence or benefit from the outcome of significant corporate transactions, including a change of control transaction, and other matters.

Upon completion of the formation transactions and this offering, our sponsors will obtain beneficial ownership of              shares of our common stock and              common units in our operating partnership, representing in the aggregate approximately     % of our shares of outstanding common stock and     % of our

shares of outstanding common stock on a fully diluted basis upon completion of this offering. As a result, our sponsors will have the ability to exercise substantial control over our affairs, including control over the outcome of all matters submitted to our stockholders for approval, including the election of directors and significant corporate transactions. Because our charter permits stockholders to take action by less than unanimous consent while the Lehman Stockholder continues to beneficially own and control the voting of 50% or more of the then outstanding shares of our common stock, our sponsors will have the ability to cause actions of our stockholders to be taken without our other stockholders having prior notice or the ability to attempt to influence such stockholder actions or prevent them from occurring. Our sponsors will also have the power to prevent or cause a change in control as a result of their beneficial ownership of our common stock, which could, among other things, discourage a potential acquirer from attempting to obtain control of us in a manner that provides a control premium to any stockholders other than our sponsors and their affiliates. In addition, pursuant to a stockholders agreement that we will enter into in connection with the formation transactions, the Lehman Stockholder, which is an affiliate of our sponsors that will beneficially own all of our sponsors’ equity interests in our company following the formation transactions, will have specified director and committee designation rights for so long as it beneficially owns 10% or more of the then outstanding shares of our common stock and consent rights over other matters for so long as it beneficially owns 35% or more of the then outstanding shares of our common stock. These consent rights relate to, among other things, changing the size of our board of directors, any material change in the nature of our business, the appointment or removal of our Chief Executive Officer, material acquisitions and any merger or consolidation involving our company or direct or indirect sale of all or substantially all of our assets. See “Certain Relationships and Related Transactions—Stockholders Agreement” for a description of the stockholders agreement. As a result, so long as the Lehman Stockholder continues to beneficially own a significant amount of our outstanding common stock, even if such amount is less than 50%, our sponsors or any other persons or entities that control the Lehman Stockholder in the future will continue to be able to strongly influence or effectively control our decisions, which may limit the ability of our other stockholders to influence our decisions, delay, prevent or deter a change of control of our company, limit the ability of our other stockholders to receive a premium for their common stock as part of a sale of our company and negatively affect the market price of our common stock. Furthermore, conflicts of interest between our sponsors and us could be resolved in a manner unfavorable to us, and our sponsors may have interests and make decisions that conflict with the interests of our other stockholders.

Because of the equity ownership of our sponsors, we will be considered a “controlled company” for purposes of the NYSE listing requirements. As such, we will be exempt from the NYSE corporate governance requirements that our board of directors meet the standards of independence established by those corporate governance requirements and exempt from the requirements that we have separate compensation and nominating and corporate governance committees made up entirely of directors who meet such independence standards. The NYSE independence standards are intended to ensure that directors who meet the independence standards are free of any conflicting interest with management that could influence their actions as directors. In the event that the ownership of our sponsors falls below a majority of our outstanding common stock, including as a result of the exercise in full of the underwriters’ over-allotment option, we will no longer be a controlled company or be entitled to the benefits of the exemptions described above.

Future sales or distributions of our shares by our sponsors and their affiliates that are receiving shares of common stock or common units in the formation transactions or the perception that our sponsors or these affiliates intend to sell substantially all of the shares of our common stock that they hold in the near term could adversely affect the trading price of our common stock.

Our sponsors will beneficially own a majority of the outstanding shares of our common stock following this offering and are currently being wound down pursuant to a chapter 11 plan approved by the bankruptcy court. After completion of this offering, our sponsors and their affiliates that are receiving shares of common stock or common units in the formation transactions may sell all or a portion of the shares of our common stock that they own or distribute those shares to their shareholders or creditors. Our sponsors and their affiliates are not subject to any contractual obligation to maintain their ownership position in our shares, except that they have agreed not to sell or otherwise dispose of any of our shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of             . Consequently, we cannot assure you that our sponsors or their affiliates will maintain their ownership of our common stock after the 180-day period following this offering. Sales or distributions by our sponsors or their affiliates of substantial amounts of our common stock in the public market or to their shareholders or creditors, or the perception that such sales or distributions may occur in the near term, could adversely affect prevailing market prices for our common stock.

If you invest in this offering, you will experience immediate dilution.

We expect the initial public offering price of shares of our common stock to be higher than the pro forma net tangible book value per share of our outstanding shares of common stock. Accordingly, if you purchase shares of common stock in this offering, you will experience immediate dilution of approximately $         in the pro forma net tangible book value per share of common stock. This means that investors who purchase shares of common stock will pay a price per share that exceeds the pro forma net tangible book value of our assets after subtracting our liabilities. See “Dilution.”

Future issuances of debt securities and equity securities may negatively affect the market price of shares of our common stock and, in the case of equity securities, may be dilutive to existing stockholders.

In the future, we may issue debt or equity securities or incur other financial obligations, including stock dividends and shares that may be issued in exchange for common units and equity plan shares/units. Upon liquidation, holders of our debt securities and other loans and preferred stock will receive a distribution of our available assets before common stockholders. We are not required to offer any such additional debt or equity securities to existing stockholders on a preemptive basis. Therefore, additional common stock issuances, directly or through convertible or exchangeable securities (including common units and convertible preferred units), warrants or options, will dilute the holdings of our existing common stockholders and such issuances or the perception of such issuances may reduce the market price of shares of our common stock. Any convertible preferred units would have, and any series or class of our preferred stock would likely have, a preference on distribution payments, periodically or upon liquidation, which could eliminate or otherwise limit our ability to make distributions to common stockholders.

Increases in market interest rates may have an adverse effect on the value of our common stock as prospective purchasers of our common stock may expect a higher dividend yield and increased borrowing costs may decrease our funds available for distribution.

One of the factors that will influence the price of our common stock will be the dividend yield on our common stock (as a percentage of the price of our common stock) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may lead prospective purchasers of our common stock to expect a higher dividend yield. Higher interest rates would likely increase our borrowing costs and potentially decrease funds available for distribution. Thus, higher market interest rates could cause the market price of our common stock to decrease.

We may be unable to make distributions at expected levels, which could result in a decrease in the market price of our common stock.

Our estimated initial annual distributions represent     % of our pro forma cash available for distribution for the 12 months ended June 30, 2012, as adjusted, as calculated in “Distribution Policy.” Accordingly, we may be unable to pay our estimated initial annual distribution to stockholders out of cash available for distribution. If sufficient cash is not available for distribution from our operations, we may have to fund distributions from working capital, borrow to provide funds for such distributions, reduce the amount of such distributions, or issue stock dividends. To the extent we borrow to fund distributions, our future interest costs would increase, thereby reducing our earnings and cash available for distribution from what they otherwise would have been. If cash available for distribution generated by our assets is less than we expect, our inability to make the expected distributions could result in a decrease in the market price of our common stock. In addition, if we make stock dividends in lieu of cash distributions it may have a dilutive effect on the holdings of our stockholders. In the event the underwriters’ over-allotment option is exercised, pending investment of the offering proceeds, our ability to pay such distributions out of cash from our operations may be further materially adversely affected.

All distributions will be made at the discretion of our board of directors and will be based upon, among other factors, our historical and projected results of operations, financial condition, cash flows and liquidity, maintenance of our REIT qualification and other tax considerations, capital expenditure and other expense obligations, debt covenants, contractual prohibitions or other limitations and applicable law and such other matters as our board of directors may deem relevant from time to time. We may not be able to make distributions in the future, and our inability to make distributions, or to make distributions at expected levels, could result in a decrease in the market price of our common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to risks and uncertainties. In particular, statements relating to our liquidity and capital resources, portfolio performance and results of operations contain forward-looking statements. Furthermore, all of the statements regarding future financial performance (including market conditions and demographics) are forward-looking statements. We caution investors that any forward-looking statements presented in this prospectus are based on management’s beliefs and assumptions made by, and information currently available to, management. When used, the words “anticipate,” “believe,” “expect,” “intend,” “may,” “might,” “plan,” “estimate,” “project,” “should,” “will,” “would,” “result” and similar expressions that do not relate solely to historical matters are intended to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions.

Forward-looking statements are subject to risks, uncertainties and assumptions and may be affected by known and unknown risks, trends, uncertainties and factors that are beyond our control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. We caution you therefore against relying on any of these forward-looking statements.

Some of the risks and uncertainties that may cause our actual results, performance, liquidity or achievements to differ materially from those expressed or implied by forward-looking statements include, among others, the following:

•	unfavorable changes in market and economic conditions in the United States and globally and in the specific markets where our properties are located;

•	potential governmental reforms or changes in monetary policy relating to or that may impact rates of home ownership or the availability of financing to homeowners;

•	rent control or rent stabilization laws, or other laws regulating housing, that could prevent us from raising rents to offset increases in operating costs;

•	risks associated with ownership of real estate;

•	risks associated with real estate activity through joint ventures and funds;

•	risks associated with the development, redevelopment and construction of real estate, including the cost of construction delays and cost overruns;

•	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

•	intense competition in the real estate market that may limit our ability to acquire or lease and re-lease property or increase or maintain rent;

•	failure of acquisitions and development projects to yield anticipated results;

•

lack of or insufficient amounts of insurance, particularly in the event of significant property damage resulting from moisture infiltration, earthquakes or terrorism with respect to which we generally may not have adequate insurance;

•	environmental uncertainties and risks related to adverse weather conditions and natural disasters and climate change;

•	high costs associated with the remediation of environmental contamination, especially mold contamination;

•	high costs associated with the compliance with various accessibility, environmental, building and health and safety laws and regulations, such as the ADA and FHA;

•	increased costs or exposure to liability as a result of changes in laws;

•

potential changes in real estate or zoning laws, including the establishment of or changes to rent control laws, or increases in real property tax rates, particularly as a result of increased local, state and national government and budget deficits and debt and potentially reduced federal aid to state and local governments;

•	risks associated with our high concentrations of investments in the metropolitan areas of Washington, D.C., Southern California, the San Francisco Bay Area, New York City, Boston and Seattle;

•

risks resulting from acquisition and ownership of apartment properties located outside the United States, including foreign currency risks, in particular relating to our investment in apartment properties in Germany;

•	failure to qualify as or to maintain our status as a REIT;

•	compliance with REIT requirements, which may cause us to forgo otherwise attractive opportunities or liquidate certain of our investments;

•	failure of our operating partnership to qualify as a partnership for federal income tax purposes, causing us to fail to qualify for or to maintain REIT status;

•	exposure to decreases in market rents with respect to our short-term leases;

•	general volatility of the capital and credit markets and the market price of our common stock;

•	potential reforms to Fannie Mae and Freddie Mac;

•	exposure to litigation or other claims, potentially including claims by or on behalf of ASOT’s common unitholders arising out of the privatization;

•	loss of key personnel;

•	the risk that we may experience future net losses;

•	risks associated with breaches of our data security;

•

limitations on our ability to sell or dispose of certain of our apartment communities without incurring liabilities under an indemnification agreement relating to ASOT’s existing tax protection agreements or any future tax protection agreements we enter into;

•	risks associated with our substantial indebtedness;

•	failure to obtain necessary outside financing on favorable terms, or at all;

•	failure to generate sufficient cash flows to service our outstanding indebtedness or pay distributions at expected levels;

•	failure to meet the restrictive covenants and requirements in our existing debt agreements;

•	fluctuations in interest rates and increased cost to refinance or issue new debt;

•	risks associated with derivatives or hedging activity;

•

risks associated with the influence that our sponsors or other persons or entities that control the Lehman Stockholder in the future, whose interests may differ from or conflict with the interests of our other stockholders, will continue to have over our decisions as a result of their beneficial ownership of a majority of our common stock and the rights of the Lehman Stockholder pursuant to the stockholders agreement we will enter into;

•	risks associated with future sales of our common stock by our sponsors or the perception that our sponsors intend to sell substantially all of the shares of our common stock that they hold;

•	risks associated with the market for our common stock; or

•

any of the other risks included in this prospectus, including those set forth under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business and Properties.”

While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. They are based on estimates and assumptions only as of the date of this prospectus. We undertake no obligation to update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes.

USE OF PROCEEDS

We estimate that we will receive gross proceeds from this offering of approximately $         million, or approximately $         million if the underwriters’ over-allotment option is exercised in full, in each case assuming an initial public offering price of $         million per share, which is the midpoint of the price range set forth on the front cover of this prospectus. After deducting the underwriting discount and commissions and estimated offering expenses, we expect to receive net proceeds from this offering of approximately $         million, or approximately $         million if the underwriters’ over-allotment option is exercised in full.

We will contribute the net proceeds from this offering to our operating partnership in exchange for operating partnership units. We expect our operating partnership to use substantially all of the net proceeds received from us to repay outstanding indebtedness and any applicable prepayment costs, exit fees and defeasance costs associated with such repayment. We intend to use a portion of the net proceeds from this offering to repay all outstanding amounts under our revolving credit facility. We expect to use the remaining net proceeds to repay portions of our debt taking into account the maturity dates, interest rates, prepayment costs, exit fees, defeasance costs and collateral associated with the various outstanding loans. As of June 30, 2012, we had approximately $2.7 billion of our U.S. consolidated debt that was either freely prepayable or prepayable subject to a minimal premium.

We expect to use any remaining net proceeds that are not used to repay outstanding indebtedness for general working capital purposes, potential future acquisitions, development costs and capital expenditures. Pending the application of the net proceeds, we will invest the net proceeds in interest-bearing accounts and short-term, interest-bearing securities in a manner that is consistent with our intention to qualify for taxation as a REIT.

DISTRIBUTION POLICY

We intend to pay regular quarterly distributions to holders of our common stock. We intend to pay a pro rata initial distribution with respect to the period commencing on the completion of this offering and ending on the last day of the then current fiscal quarter, based on $         per share for a full quarter. On an annualized basis, this would be $         per share, or an annual distribution rate of approximately     % based on an assumed initial public offering price at the midpoint of the price range set forth on the front cover of this prospectus. This initial annual distribution rate will represent approximately     % of pro forma cash available for distribution for the 12 month period ended June 30, 2012, as adjusted to exclude certain items we do not expect to recur during the 12 month period following June 30, 2012 and reflect certain assumptions regarding our future cash flows during this period as presented in the table and footnotes below.

Pro forma cash available for distribution for the 12 month period ended June 30, 2012, as adjusted, does not include the effect of any changes in our working capital. This number also does not reflect the amount of cash to be used for investing, acquisition and other activities during the 12 month period following June 30, 2012, other than a reserve for recurring capital expenditures. It also does not reflect the amount of cash to be used for financing activities during the 12 month period following June 30, 2012, other than scheduled loan principal amortization payments on mortgage and other indebtedness that will be outstanding upon completion of this offering. Any such investing and/or financing activities may have a material effect on our cash available for distribution. Because we have made the assumptions set forth above in calculating cash available for distribution for the 12 month period ended June 30, 2012, as adjusted, we do not intend this number to be a projection or forecast of our actual results of operations, FFO or our liquidity, and have calculated this number for the sole purpose of determining our estimated initial annual distribution rate. Our pro forma cash available for distribution for the 12 month period ended June 30, 2012, as adjusted, should not be considered as an alternative to cash flow from operating activities (computed in accordance with GAAP) or as an indicator of our liquidity or our ability to pay dividends or make other distributions. In addition, the methodology upon which we made the adjustments described below is not necessarily intended to be a basis for determining future dividends or other distributions.

We intend to maintain a distribution rate for the 12 month period following completion of this offering that is at or above our initial distribution rate unless actual results of operations, economic conditions or other factors differ materially from the assumptions used in determining our initial distribution rate. Any future distributions we make will be at the discretion of our board of directors and will depend upon a number of factors, including prohibitions or restrictions under financing agreements or applicable law and other factors described below. We do not intend to reduce the expected distributions per share if the underwriters’ over-allotment option is exercised.

It is possible that, at least initially, our distributions will exceed our then current and accumulated earnings and profits as determined for U.S. federal income tax purposes. Therefore, a portion of these distributions may represent a return of capital for U.S. federal income tax purposes. Distributions in excess of our current and accumulated earnings and profits will not be taxable to a taxable U.S. stockholder under current U.S. federal income tax law to the extent those distributions do not exceed the stockholder’s adjusted tax basis in the stockholder’s common stock, but rather will reduce the adjusted basis of the common stock. Therefore, the gain (or loss) recognized on a subsequent sale of that common stock or upon our liquidation will be increased (or decreased) accordingly. To the extent those distributions exceed a taxable U.S. stockholder’s adjusted tax basis in his or her common stock, they generally will be treated as a capital gain realized from the taxable disposition of those shares. The percentage of our stockholder distributions that exceeds our current and accumulated earnings and profits may vary substantially from year to year. For a more complete discussion of the tax treatment of distributions to holders of our common stock, see “U.S. Federal Income Tax Considerations.”

We cannot assure you that our estimated distributions will be made or sustained or that our board of directors will not change our distribution policy in the future. Any distributions we pay in the future will depend upon our actual results of operations, liquidity, cash flows, financial conditions, economic conditions, debt service requirements and other factors that could differ materially from our current expectations. Our actual results of operations, liquidity, cash flows and financial conditions will be affected by a number of factors, including the revenue we receive from our properties, our operating expenses, interest expense, the ability of our residents to meet their obligations and unanticipated expenditures. For more information regarding risk factors that could materially adversely affect our ability to pay dividends and make other distributions to our stockholders, please see “Risk Factors.”

U.S. federal income tax law requires that a REIT distribute annually at least 90% of its taxable income excluding net capital gains, and that it pay tax at regular corporate rates to the extent that it distributes annually less than 100% of its taxable income including capital gains. In addition, a REIT will be required to pay a 4% nondeductible excise tax on the amount, if any, by which the distributions it makes in a calendar year are less than the sum of 85% of its ordinary income, 95% of its capital gain net income and 100% of its undistributed income from prior years. For more information, please see “U.S. Federal Income Tax Considerations.” We anticipate that our cash available for distribution will be sufficient to enable us to meet the annual distribution requirements applicable to REITs and to avoid or minimize the imposition of corporate and excise taxes. However, under some circumstances, we may be required to pay distributions in excess of cash available for distribution in order to meet these distribution requirements or to avoid or minimize the imposition of tax, and we may need to borrow funds or dispose of assets to make some distributions.

The following table describes our pro forma net income for the 12 month period ended December 31, 2011, and the adjustments we have made to calculate our pro forma cash available for distribution for the 12 month period ended June 30, 2012, as adjusted (amounts in thousands, except per share amounts):

Pro forma net income (loss) for the 12 months ended December 31, 2011	$

Add: Pro forma net income (loss) for the six months ended June 30, 2012
Less: Pro forma net income (loss) for the six months ended June 30, 2011

Pro forma net income (loss) for the 12 months ended June 30, 2012

Add: Pro forma depreciation and amortization
Add: Pro forma non-cash interest expense and unrealized loss on interest rate derivatives, net (1)
Add: Pro forma non-cash compensation expense
Less: Gains recognized, net (2)
Add: Impairments and write off of damaged assets, net (3)

Pro forma cash flows provided by operations for the 12 months ended June 30, 2012

Add: Net increase in rental revenues from Oakwood master leases (4)
Add: Net increase in rental revenues from apartment unit leases (5)
Less: Estimated annual provision for recurring capital expenditures (6)
Less: Scheduled loan principal amortization payments (7)

Pro forma cash available for distribution for the 12 months ended June 30, 2012, as adjusted	$

Our share of pro forma cash available for distribution, as adjusted (8)
Non-controlling interests’ share of pro forma cash available for distribution

Estimated initial annual distribution to stockholders (9)	$

Estimated initial annual distribution per share (9)
Payout ratio based on our share of pro forma cash available for distribution for the 12 months ended June 30, 2012, as adjusted (10)

(1)	Represents payment-in-kind interest expense, amortization of deferred financing costs, non-cash interest expense associated with loan fair value adjustments and unrealized loss on interest rate derivatives included in pro forma net income (loss) for the 12 months ended June 30, 2012.

(2)	Represents adjustments for gains or losses from the following items included in pro forma net income (loss) for the 12 months ended June 30, 2012: dispositions of depreciated real estate and land, step-acquisition of a previously unconsolidated entity, foreign currency (gain) loss on foreign investment and equity in gain (loss) from unconsolidated entities.
(3)	Represents adjustments for impairment on real estate and investments in unconsolidated entities and write off of damaged assets, net of insurance recoveries received relating to the write off of damaged assets.
(4)	Represents the net increase in contractual base rental revenues for the seven communities for which we extended the Oakwood master leases in July 2012 for the 12 months ending June 30, 2013 above amounts included in pro forma net income (loss) for the 12 months ended June 30, 2012. With respect to the five communities for which the Oakwood master leases expired in August or September 2012, we anticipate that these communities will generate monthly NOI during the 12 months ended June 30, 2013 that approximates the monthly NOI earned prior to the expiration of these master leases. Accordingly, no adjustment was made with respect to these communities.
(5)	Represents the net increase in annualized base rental revenues above amounts included in pro forma net income (loss) for the 12 months ended June 30, 2012 that we would receive for the 12 months ending June 30, 2013 for our operating communities (other than those that were subject to the Oakwood master leases during the 12 months ended June 30, 2012 and communities held for sale) based on leases actually in place from June 30, 2012 through , 2012 and assuming that, thereafter, our occupancy rates remain constant at , 2012 levels and rental rates remain the same as those that were in place as of , 2012. This adjustment is not intended as a forecast or projection of results for the 12 months ending June 30, 2013.
(6)	Represents weighted average recurring capital expenditures per unit for the year ended December 31, 2011 and the six months ended June 30, 2012 multiplied by the number of units in our operating communities as of , 2012. The following table sets forth our historical recurring capital expenditures (dollar amounts in thousands, except per unit amounts):

	Six Months Ended June 30, 2012	Year ended December 31, 2011	Weighted Average January 1, 2011 - June 30, 2012
Recurring capital expenditures	$	$	$
Units
Recurring capital expenditures per unit	$	$	$

We expect our per unit spending on recurring capital expenditures in each of 2012 and 2013 to be     % to     % higher than in 2011.

(7)	Represents scheduled principal amortization during the 12 month period ending June 30, 2013 after giving effect to the repayment of certain loans using net proceeds from this offering.
(8)	Based on an estimated approximate % aggregate partnership interest in our operating partnership.
(9)	Based on a total of shares of our common stock to be outstanding after this offering, consisting of shares to be sold in this offering, assuming no exercise of the underwriters’ over-allotment option, shares to be issued in the formation transactions and shares of restricted stock to be issued to our directors, executive officers and employees concurrently with the completion of this offering.
(10)	Calculated as the estimated initial annual distribution to stockholders divided by our share of pro forma cash available for distribution for the 12 month period ended June 30, 2012, as adjusted.

CAPITALIZATION

The following table sets forth as of June 30, 2012:

•	cash and cash equivalents and capitalization of our predecessor; and

•

our cash and cash equivalents and capitalization on a pro forma basis to give effect to (i) the formation transactions and (ii) the sale of              shares of common stock in this offering at an assumed initial offering price of $          per share (the midpoint of the price range set forth on the front cover of this prospectus) and use of net proceeds of this offering as set forth in “Use of Proceeds.”

You should read this table in conjunction with “Use of Proceeds,” “Selected Historical and Pro Forma Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated and combined financial statements and related notes thereto appearing elsewhere in this prospectus.

	As of June 30, 2012
	Archstone Inc. Predecessor Historical	Company Pro Forma
	(in thousands)
Cash and cash equivalents	$93,913	$

Capitalization:
Debt:
Property mortgage and construction loans	$9,587,753	$
Revolving credit facility	53,629

Total debt	9,641,382

Redeemable preferred interests	6,349,309		—

Equity (deficit):
Preferred stock, par value $0.01 per share, shares authorized, no shares issued and outstanding	—		—
Common stock, par value $0.01 per share, shares authorized, no and shares issued and outstanding on a historical and as adjusted basis, respectively	—
Additional paid-in capital	—
Partners’ capital (deficit)	75,954		—
Accumulated other comprehensive loss	493

Total Archstone and stockholders’ equity (deficit)	76,447
Noncontrolling interests—perpetual and other preferred equity	68,561		—
Noncontrolling interests—operating partnership	—
Noncontrolling interests—consolidated real estate joint ventures	12,432

Total equity (deficit)	157,440

Total capitalization	$16,148,131	$

DILUTION

Purchasers of our common stock offered in this prospectus will experience an immediate and substantial dilution of the net tangible book value of their common stock from the initial public offering price. At June 30, 2012, we had a consolidated net tangible book value of approximately $6.0 billion, or $         per share of our common stock held by continuing investors. After giving effect to the formation transactions, the sale of the shares of our common stock offered hereby, including the use of proceeds as described under “Use of Proceeds,” and the deduction of underwriting discounts and commissions and estimated offering and formation expenses, the pro forma net tangible book value at June 30, 2012 attributable to common stockholders would have been $         billion, or $         per share of our common stock. This amount represents an immediate increase in net tangible book value of $         per share to continuing investors and an immediate dilution in pro forma net tangible book value of $         per share from the assumed initial public offering price of $         per share of our common stock to new public investors. The following table illustrates this per-share dilution:

Assumed initial public offering price per share		$
Net tangible book value per share before the formation transactions and this offering (1)		$
Decrease in pro forma net tangible book value per share attributable to the formation transactions, but before this offering (2)	$
Increase in pro forma net tangible book value per share attributable to this offering (3)	$
Net increase in pro forma net tangible book value per share attributable to the formation transactions and this offering		$

Pro forma net tangible book value per share after the formation transactions and this offering		$

Dilution in pro forma net tangible book value per share to new investors		$

(1)	Net tangible book value per share of our common stock before the formation transactions and this offering is determined by dividing net tangible book value based on June 30, 2012 net book value of the tangible assets (consisting of total assets less intangible assets) of our predecessor by the number of shares of our common stock issued to our continuing investors in the formation transactions, assuming the exchange of the common units in our operating partnership issued to our continuing investors for shares of our common stock on a one-for-one basis.
(2)	Decrease in the net tangible book value attributable to the formation transactions represents the difference between (a) the net tangible book value per share before the formation transactions and this offering and (b) the pro forma net tangible book value, excluding net offering proceeds, divided by the number of outstanding shares of common stock after the formation transactions, but before this offering, assuming the exchange of all outstanding common units in our operating partnership for shares of our common stock on a one-for-one basis.
(3)	The increase in pro forma net tangible book value per share attributable to this offering is determined by subtracting (a) the sum of (i) the pro forma net tangible book value per share before the formation transactions and this offering (see note (1) above) and (ii) the decrease in pro forma net tangible book value per share attributable to the formation transactions from (b)(i) the pro forma net tangible book value per share after the formation transactions and this offering divided by (ii) the number of outstanding shares of common stock after the formation transactions and this offering, assuming the exchange of all outstanding common units in our operating partnership for shares of our common stock on a one-for-one basis.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover of this prospectus) would increase (decrease) our pro forma net tangible book value after the formation transactions and this offering by $         billion and (decrease) increase the dilution to new investors by $         per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The table below summarizes (i) the difference between the number of shares of common stock and common units in our operating partnership to be received by continuing investors in the formation transactions and the number of shares to be received by new investors purchasing shares in this offering, and (ii) the difference between our pro forma net tangible book value as of June 30, 2012 after giving effect to the formation transactions but prior to this offering and the total consideration paid in cash by the new investors purchasing shares in this offering (based on the midpoint of the range set forth on the cover of this prospectus) on an aggregate and per share/unit basis.

	Shares / Common Units Issued			Pro Forma Net Tangible Book Value of Contribution / Cash				Average Price Per Share / Unit
	Number	Percentage		Amount		Percentage
Shares of common stock and common units in our operating partnership issued in connection with the formation transactions			%		$(1)		%	$
New investors in this offering			%	$			%	$

			%	$			%

(1)	Represents our pro forma net tangible book value as of June 30, 2012 after giving effect to the formation transactions but prior to this offering.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

The following table sets forth selected historical consolidated and combined financial information and other data for the periods presented. The selected financial information as of December 31, 2011 and 2010 and for each of the three years in the period ended December 31, 2011 has been derived from Archstone Inc. Predecessor’s audited consolidated and combined financial statements included elsewhere in this prospectus, and the unaudited selected financial information as of December 31, 2009, 2008, and 2007 and the periods ended December 31, 2008 and 2007 have been derived from Archstone Inc. Predecessor’s audited consolidated and combined financial statements, not included in this prospectus, as adjusted for subsequently discontinued operations. On October 4th and 5th, 2007, our SEC registered predecessor REIT and its subsidiary operating trust were taken private through certain merger transactions, resulting in a change in control which was accounted for as a business combination and resulted in a new basis of accounting. Historical periods as of and for periods ended prior to October 5, 2007 are referred to as “Archstone Inc. Predecessor—Pre-2007 Merger.” We have prepared the unaudited results of operations for the year ended December 31, 2007 by combining amounts for 2007 obtained by adding the unaudited operating results of Archstone Inc. Predecessor—Pre-2007 Merger for the period of January 1, 2007 to October 4, 2007 and Archstone Inc. Predecessor for the period of October 5, 2007 to December 31, 2007 (since the portfolio was substantially the same and the entities were under common management). Although this combined presentation does not comply with GAAP, we believe that it provides a meaningful method of comparison. Notwithstanding the business combination, the selected historical and pro forma financial data presented reflects all of the business activities of Archstone Inc. Predecessor for each of the periods indicated. As more fully described in Note 1 “2012 Change of Control” to the consolidated and combined financial statements included elsewhere in this prospectus, on June 6, 2012, our sponsors purchased the remaining approximately 26.5% economic interest in us that they did not already own, which gave them control of our company. The transaction met the criteria to be accounted for as a purchase, which resulted in a new basis of accounting in our consolidated financial statements. As such, the financial information as of and for the periods ended prior to June 6, 2012 are presented separately from those presented as of and for the periods ended thereafter. The selected historical condensed consolidated financial data as of June 30, 2012 and for the periods comprising the three and six months ended June 30, 2012 and 2011 has been derived from Archstone Inc. Predecessor’s unaudited condensed consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the historical unaudited operating and balance sheet data set forth below reflects all adjustments, consisting of normal and recurring adjustments, necessary for a fair statement of its financial position and results of operations for those periods. The results of operations for any interim period are not necessarily indicative of results for the full year or any other interim period. This financial information and other data should be read in conjunction with the audited and unaudited consolidated and combined financial statements and notes thereto included in this prospectus.

The unaudited pro forma condensed consolidated financial data for the year ended December 31, 2011 and the stub periods comprising the six months ended June 30, 2012 are presented as if this offering, the formation transactions and the June 6, 2012 change of control had all occurred on June 30, 2012 for the pro forma condensed consolidated balance sheet data and as of January 1, 2011 for the pro forma condensed consolidated statement of operations data. This pro forma financial information is not necessarily indicative of what Archstone Inc.’s actual financial position and results of operations would have been as of the date and for the periods indicated, nor does it purport to represent Archstone Inc.’s future financial position or results of operations. We intend to account for our formation transactions as a reorganization of entities under common control as all of the entities contributing assets to us, directly or indirectly, in the formation transactions are consolidated subsidiaries of Archstone Inc. Predecessor. Immediately following the formation transactions, we will be controlled by Archstone Inc. Predecessor.

The unaudited pro forma condensed financial data also assumes that we will qualify and elect to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2012; therefore, no incremental income taxes have been provided for the periods presented.

You should read the following summary selected historical and pro forma financial information in conjunction with the information contained in “Structure and Formation of Our Company,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated and combined financial statements and related notes thereto appearing elsewhere in this prospectus.

	Pro Forma	Historical	Historical				Pro Forma	Historical
	Archstone Inc.	Archstone Inc. Predecessor	Archstone Inc. Predecessor				Archstone Inc.	Archstone Inc. Predecessor				Combined Predecessors
	Six Months Ended June 30,	Period from June 6, 2012 through June 30,	Period from April 1, 2012 through June 5,	Three Months Ended June 30,	Period from January 1, 2012 through June 5,	Six Months Ended June 30,	Years Ended December 31,
	2012	2012	2012	2011	2012	2011	2011	2011	2010	2009	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)				(unaudited) (1)	(unaudited) (1)
Statement of Operations Data:
Rental revenues	$	$76,807	$196,474	$250,381	$464,240	$498,756	$	$1,024,532	$962,152	$945,544	$935,345	$929,022
Management and other fees		1,893	4,882	8,058	13,655	14,981		31,220	31,396	27,281	24,497	20,163
Interest and other income		69	3,496	11,465	4,250	12,670		39,258	27,060	11,889	33,927	83,480

Total revenues		78,769	204,852	269,904	482,145	526,407		1,095,010	1,020,608	984,714	993,769	1,032,665

Property operating expenses (rental expenses and real estate taxes)		25,558	65,224	86,201	156,223	173,709		351,596	343,759	336,768	337,986	319,721
Depreciation and amortization of real estate investments		70,593	70,953	96,879	168,804	189,421		383,612	378,507	369,923	515,151	348,904
Net interest expense		20,083	75,211	104,809	178,824	208,913		413,002	616,666	647,196	847,910	419,057
Management and other fee-related expenses		2,110	4,884	6,188	10,342	13,559		28,123	22,548	24,543	23,302	24,111
General and administrative expenses		5,151	11,643	15,795	27,057	31,618		66,322	73,202	66,650	79,233	84,374
Impairment on real estate investments and mezzanine notes		—	—	—	—	—		—	291,261	116,101	1,805,333	—
Other expenses		11,093	(3,408)	24,434	22,950	49,311		114,663	50,470	56,891	109,782	52,853

Total expenses		134,588	224,507	334,306	564,200	666,531		1,357,318	1,776,413	1,618,072	3,718,697	1,249,020

Income (loss) from operations		(55,819)	(19,655)	(64,402)	(82,055)	(140,124)		(262,308)	(755,805)	(633,358)	(2,724,928)	(216,355)
Net income (loss) from continuing operations		(56,462)	(25,598)	(52,129)	(69,204)	(110,557)		(130,338)	(782,015)	(841,212)	(3,274,551)	(330,530)
Net income (loss) from discontinued operations		(49)	(627)	(5,978)	(632)	(12,825)		89,109	(126,953)	(77,011)	(394,184)	663,597

Net income (loss)	$	$(56,511)	$(26,225)	$(58,107)	$(69,836)	$(123,382)	$	$(41,229)	$(908,968)	$(918,223)	$(3,668,735)	$333,067

Net loss attributable to noncontrolling interests in consolidated real estate joint ventures		(105)	59	—	121	—		77	—	—	—	—
Preferred return and accumulated distributions		(25,917)	(68,665)	(87,005)	(162,454)	(171,896)		(352,467)	(47,374)	(20,234)	(14,151)	(8,374)
Net income (loss) attributable to partners’ capital and common equity

— Basic	$	$(82,533)	$(94,831)	$(145,112)	$(232,169)	$(295,278)	$	$(393,619)	$(956,342)	$(938,457)	$(3,682,886)	$324,693

— Diluted												$344,909

Common unit distributions

Per Share/Unit Data:
Net income (loss) attributable to partners’ capital / common equity
— Basic	$						$
— Diluted
Common unit distributions
Cash distributions paid per year
Weighted average common shares/units outstanding:
— Basic
— Diluted

(1)	The information for the periods prior to 2009 was derived from audited financial statements and adjusted to reflect communities subsequently classified as discontinued operations on or before June 30, 2012.

	Pro Forma	Historical	Historical
	Archstone Inc.	Archstone Inc. Predecessor	Archstone Inc. Predecessor
	As of June 30,		As of December 31,
	2012	2012	2011	2010	2009	2008	2007
	(unaudited)	(unaudited)			(unaudited) (1)	(unaudited) (1)	(unaudited) (1)
Balance Sheet Data:
Real estate and related lease intangibles, gross (including held for sale)	$	$15,767,449	$15,203,369	$15,450,013	$16,352,672	$16,413,564	$19,260,901
Investments in and advances to unconsolidated entities		431,282	288,401	314,829	396,428	563,361	880,521
Total assets		16,472,869	14,375,541	15,178,318	16,227,678	17,052,320	21,158,447
Property mortgages, construction and term loans (including held for sale)		9,587,753	9,348,798	9,911,953	15,611,894	14,831,789	15,734,898
Revolving credit facility		53,629	18,000	243,312	—	456,346	60,000
Total liabilities		9,966,120	9,707,824	10,441,940	16,099,092	16,011,806	16,427,211
Redeemable preferred interests		6,349,309	6,184,406	5,852,430
Noncontrolling interests		80,993	62,499	50,260	50,260	50,260	50,260
Total equity (deficit)		157,440	(1,516,689)	(1,116,052)	131,828	789,291	4,492,007

(1)	The information for the periods prior to 2010 was derived from audited financial statements and adjusted to reflect certain equity reclassifications.

	Pro Forma	Historical				Pro Forma	Historical
	Archstone Inc.	Archstone Inc. Predecessor				Archstone Inc.	Archstone Inc. Predecessor				Combined Predecessors
	Six Months Ended June 30,	Three Months Ended June 30,		Six Months Ended June 30,		Years Ended December 31,
	2012	2012	2011	2012	2011	2011	2011	2010	2009	2008(1)	2007(1)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)				(unaudited)	(unaudited)
Other Data:
NOI (2)	$	$182,499	$164,180	$359,266	$325,047	$	$672,936	$618,393	$608,776	$597,359	$609,301
EBITDA (3)		160,492	167,329	326,008	322,165		826,644	199,073	221,359	(2,202,514)	1,197,166
NAREIT FFO (4)		62,826	50,292	99,889	92,074		118,673	(111,069)	(254,554)	(727,681)	121,999
Core FFO (4)		68,057	66,027	99,121	86,431		127,326	(227,931)	(338,396)	(559,622)	258,239
Net cash flows provided by (used in):
Operating activities				$58,481	$118,029		$227,825	$(2,300)	$(222,840)	$(267,652)	$411,355
Investing activities				93,758	(192,073)		671,702	155,515	(30,939)	549,431	14,657
Financing activities				(181,658)	70,561		(883,388)	(132,435)	219,231	(196,030)	(452,245)

(1)	The information for the periods prior to 2009 was derived from audited financial statements and adjusted to reflect communities subsequently classified as discontinued operations on or before June 30, 2012.
(2)	For a definition and reconciliation of NOI, and a statement disclosing the reasons why our management believes that presentation of NOI provides useful information to investors and, to the extent material, any additional purposes for which our management uses NOI, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures—Net Operating Income.”
(3)	For a definition and reconciliation of EBITDA, and a statement disclosing the reasons why our management believes that presentation of EBITDA provides useful information to investors and, to the extent material, any additional purposes for which our management uses EBITDA, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures—EBITDA.”
(4)	For a definition and reconciliation of NAREIT FFO and Core FFO and a statement disclosing the reasons why our management believes that presentation of NAREIT FFO and Core FFO provide useful information to investors and, to the extent material, any additional purposes for which our management uses NAREIT FFO and Core FFO, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures—Funds From Operations.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This section contains forward-looking statements that involve risks and uncertainties. Our actual results may vary materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Risk Factors” and the other matters set forth in this prospectus. See “Cautionary Statement Regarding Forward-Looking Statements.”

You should read the following discussion in conjunction with the “Selected Historical and Pro Forma Financial Data,” the historical consolidated and combined financial statements and related notes of Archstone Inc. Predecessor, our unaudited pro forma condensed consolidated financial statements, “Risk Factors,” and “Business and Properties” included elsewhere in this prospectus. Where appropriate, the following discussion includes the anticipated effects of the formation transactions and this offering, on a pro forma basis. These effects are reflected in Archstone Inc.’s pro forma condensed consolidated financial statements and related notes located elsewhere in this prospectus. As used in this section, when used in a historical context, “we,” “us,” “our” and “our company” mean Archstone Inc. Predecessor and its consolidated subsidiaries.

Overview

Our Company

We are one of the largest owners of high-quality apartment communities in the United States and are focused primarily on the acquisition, development, redevelopment, operation and management of apartment communities in select supply-constrained, coastal markets. As of June 30, 2012, we owned or had an ownership interest in 182 communities in the United States with 59,355 units that were operating or under construction. In addition, as of June 30, 2012, we owned, had an interest in or controlled land for the development of 29 communities in the United States that were in planning and would add more than 8,517 new units to our overall portfolio. In addition to our U.S. portfolio, we also have a European operating platform through which, as of June 30, 2012, we owned 10 apartment properties and managed and had an interest in a fund that owned apartment properties located throughout Germany. In the aggregate, we generated approximately 1.1% of our pro rata NOI for the three months ended June 30, 2012 from these German properties.

Our apartment communities are located primarily in our core markets, which are the metropolitan areas of Washington, D.C., Southern California, the San Francisco Bay Area, New York City, Boston, Seattle and Southeast Florida. These markets are each generally characterized by expensive single family homes, high barriers-to-entry to construction and limited land on which to build new housing, high household income levels and a strong, diversified economic base with significant growth potential.

Our company was formed on July 19, 2012 to continue the business of our predecessor, which was one of the largest publicly traded multifamily REITs in the United States and a member of the S&P 500 Index prior to the privatization.

Formation Transactions

Prior to or concurrently with the completion of this offering, we will engage in a series of transactions through which substantially all of the assets of our predecessor will be contributed to our operating partnership, Archstone Operating Partnership LP, a Delaware limited partnership, and we will acquire common units in, and become the sole general partner of, our operating partnership. Additionally, we will contribute the net proceeds from this offering to our operating partnership in exchange for common units in our operating partnership. Upon completion of the formation transactions and this offering,              common units and              LTIP units in our operating partnership will be outstanding, and we will own     % of the total outstanding units in our operating partnership. These formation transactions are designed to:

•

combine substantially all of the ownership of our predecessor’s portfolio of consolidated properties and unconsolidated joint venture and fund interests under our company and our operating partnership;

•	facilitate this offering;

•	enable us to qualify as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2012; and

•	enable continuing investors to obtain liquidity for their investments.

In the formation transactions, we are not assuming all of the assets and liabilities of our predecessor, and following the formation transactions and this offering we will have a significantly different capital structure from that of our predecessor. As a result, our future financial condition and results of operations will differ from the historical financial position and results of operations of our predecessor.

Our Predecessor

The historical financial information described in this section represents the consolidated and combined historical financial information of Archstone Inc. Predecessor together with its subsidiaries. Archstone Inc. Predecessor has consisted of various legal entities and represents the parent level entity or entities that, for the periods presented, directly or indirectly owned all of the subsidiaries involved in conducting our business activities, including the successor to Archstone-Smith Trust, which was one of the largest publicly traded multifamily REITs in the United States prior to the privatization. Our sponsors currently control Archstone Inc. Predecessor. For more information regarding Archstone Inc. Predecessor, refer to Note 1 to the consolidated and combined financial statements included elsewhere in this prospectus.

2012 Change of Control

As more fully described in Note 1 “2012 Change of Control” to the consolidated and combined financial statements included elsewhere in this prospectus, on June 6, 2012, our sponsors purchased the remaining approximately 26.5% economic interest in us that they did not already own, which gave them control of our company. This transaction, which we refer to as the Lehman Transaction, met the criteria to be accounted for as a purchase, which resulted in a new basis of accounting in our consolidated financial statements. As such, the financial information as of and for the periods ended prior to June 6, 2012 are presented separately from those presented as of and for the periods ended thereafter. Throughout this section, unless indicated otherwise, we have combined the stub periods comprising the three and six months ended June 30, 2012 as that is consistent with how management analyzes our results. We believe this presentation is more meaningful to investors as our rental revenues and expenses are generally received or paid monthly and therefore not subject to significant inter-month fluctuations.

Management Focus and Financial Highlights

Since the beginning of 2009, our primary focus has been and continues to be on:

•	producing industry leading same-store operating results in each of our core markets;

•	retaining our team of highly talented associates;

•	preserving our unique and highly effective corporate culture; and

•	optimizing value for our owners.

The most significant factors that influenced our U.S. operating results since the beginning of 2009 included the following:

•	Our same-store NOI:

•	Increased 7.0% in the six months ended June 30, 2012 versus the same period in 2011;

•	Increased 7.8% for the year ended December 31, 2011 versus 2010; and

•	Decreased 0.3% for the year ended December 31, 2010 versus 2009.

We believe the improvement in our same-store performance over this period resulted from a number of factors including the outstanding locations of our assets in highly desirable neighborhoods where people want to live, strengthening market fundamentals following the economic downturn as well as benefits from the significant investments we have made in our operating platform. We expect these same factors in combination with limited new supply to favorably influence our same-store performance for the foreseeable future.

•

On December 1, 2010, our sponsors and certain former owners contributed approximately $5.5 billion (including accrued interest) of debt in exchange for our issuance of new classes of new equity interests entitled to a preferred return, which we refer to as the 2010 financial restructuring. This positioned the company to optimize value and dramatically lowered our debt balances and interest expense for periods subsequent to the transaction date.

•

In October 2007, in connection with the privatization, we revalued our entire portfolio at a time when market values were at a cyclical high. Primarily as a result of the significant economic downturn in the years that followed, we recorded $10.9 million, $457.1 million, and $132.5 million in impairments for the years ended December 31, 2011, 2010 and 2009, respectively, related to our consolidated and combined real estate portfolio, including $10.9 million, $171.4 million and $42.5 million reported as discontinued operations during the respective periods. Additionally, as evidenced by the significant difference between the depreciated cost recorded at June 5, 2012 and the estimated fair value of our real estate assets upon revaluation at June 6, 2012, the fair value has recovered significantly since those impairments were recorded. See Note 1 to the consolidated and combined financial statements for further information related to push-down accounting as a result of the Lehman Transaction.

•

Legal contingencies and incremental costs arose as a result of the privatization and certain matters involving prior owners. The defense costs associated with these legal matters, the reimbursement of professional fees incurred by our sponsors and certain former owners and owner-initiated costs directly or indirectly related to matters associated with our complex post-privatization capital structure resulted in substantial operating expenses which are primarily reflected under the caption entitled “other expenses” in our consolidated and combined statements of comprehensive income (loss). We are not assuming responsibility for these legal contingencies in the formation transactions and our sponsors and certain of their affiliates will agree to indemnify us for expenses or losses we incur as a result of these legal contingencies. In addition, following the formation transactions, we will not be responsible for reimbursing our sponsors or other owners for their professional costs. Accordingly, we do not expect our future results to be impacted by these litigation-related costs, or the incremental costs related to our complex capital structure.

•

During 2011 we recorded gains of $72.7 million and $21.8 million in connection with the step acquisition of a former partner’s equity in a previously unconsolidated entity which owned a high-rise community in New York City and the sale of an interest in two apartment communities to a newly formed joint venture in which we hold a non-controlling interest, respectively.

•

We acquired six consolidated operating apartment communities with an acquisition cost of $603.6 million during the year ended December 31, 2011, including four communities in which we had previously held a non-controlling equity interest.

•

During 2010 and 2011 we resumed buying and securing rights to purchase land parcels in our core markets as we recognized an opportunity to acquire control of these parcels at attractive prices. We continue to believe that development of new apartment communities will be an important driver of our value creation going forward. As of June 30, 2012, in addition to our eight development projects that were under construction, we owned, had an interest in or controlled land for the development of 29 apartment communities in the United States that were in planning and would add more than 8,517 units to our overall portfolio. As of June 30, 2012, we also held four land parcels for potential development or sale.

•

The final closing of Archstone Multifamily Partners AC LP, our U.S. acquisition venture, occurred in March 2012. This acquisition venture has equity commitments of $350 million and, with anticipated debt financing, is expected to provide investment capacity for up to approximately $1.0 billion in multifamily acquisitions. As of June 30, 2012, the acquisition venture had acquired four apartment communities with 782 units for an aggregate acquisition cost of approximately $285.1 million.

•

We sold real estate assets and realized gross proceeds from dispositions of $275.3 million, $1.2 billion, $355.7 million and $58.2 million during the six months ended June 30, 2012 and the years ended 2011, 2010 and 2009, respectively. The proceeds from these dispositions were primarily used to repay debt.

Our Business Segment

Our apartment communities are principally located in coastal markets in the United States, and we evaluate operating performance on an individual apartment community level. Our apartment communities generate rental revenue and each has similar economic characteristics; therefore, our apartment communities have been aggregated into one reportable segment which comprised approximately 99% of our total consolidated rental revenues, NOI, and total assets in all periods presented.

Factors that May Influence Future Results of Operations

Rental Revenues

Substantially all of our revenues are rental revenues generated from leasing apartment units and, to a lesser extent, the retail space in the apartment communities and properties in our portfolio. As a result, our revenues are impacted by macroeconomic trends impacting demand for apartment units. According to RCG, the improving economy, favorable long-term demographic trends and tight credit standards in the single-family home mortgage market are expected to continue to bolster demand for most rental apartments. The growth in prime renter population, shift of household preference toward renting rather than owning, growth in U.S. household formations, and limited recent and projected supply pipeline of multifamily housing has fueled a decrease in the apartment vacancy rate and an increase in the monthly apartment rents in markets across the nation. Additionally, new supply declined significantly as a result of the recent recession and supply conditions remain favorable to landlords in many markets. RCG expects these trends to continue in the near and intermediate term, and we believe these trends will have a positive impact on our rental revenues during that period.

Substantially all of our rental revenues are generated from apartment communities that are located in our core markets, which consist of the metropolitan areas of Washington, D.C., Southern California, the San Francisco Bay Area, New York City, Boston, Seattle and Southeast Florida. As a result, positive or negative changes in conditions in these markets, such as changes in economic or other conditions, employment rates, local tax and budget conditions, natural hazards, recession, personal debt levels, competition for real property investments in these markets, home values and their related impact on the attractiveness of purchasing a home, uncertainty about the future and other factors will impact our overall performance. RCG expects demographic trends and apartment market conditions in our core markets to continue to be more favorable than the U.S. average during the projection period from 2013 through 2016. We believe that our recent same-store NOI results reflect current favorable trends in our core markets. Our same-store NOI increased 7.0% in the six months ended June 30, 2012 as compared to the same period in 2011 and increased 7.8% for the year ended December 31, 2011 as compared to 2010. We believe the improvement in our same-store performance over this period resulted from a number of factors, including the excellent locations of our assets in highly desirable neighborhoods where people want to live, strengthening market fundamentals following the economic downturn as well as benefits from the significant investments we have made in our operating platform. We expect these same factors in combination with limited new supply of housing to favorably influence our same-store performance for the foreseeable future.

In general, because the substantial majority of our apartment leases have terms of one year or less, changes in macroeconomic conditions and conditions in our core markets impacting rental rates and demand for apartment units will impact our results more quickly than if we had longer term leases. We cannot predict future changes in economic, demographic or real estate market conditions, and there are many factors that could cause current conditions or trends to change, including those described under “Risk Factors” and elsewhere in this prospectus.

Rental Expenses and Real Estate Taxes

Our property operating expenses generally consist of payroll, real estate taxes, utilities, repairs and maintenance, property insurance, marketing, landscaping and other on-site and related administrative costs. Factors such as inflation, the local tax environment, overall energy prices and our insurance loss experience could have a positive or negative impact on our operating expenses. In addition, the taxable value of communities in our portfolio may be reassessed in certain submarkets after the consummation of this offering. Therefore, the amount of property taxes we pay in the future may increase or decrease from what we have paid in the past.

Development, Acquisitions and Dispositions

We control a substantial pipeline of development projects and we expect to pursue attractive development opportunities in the future. As we complete construction of development projects and begin leasing units, our revenues will be positively impacted by the additional revenue. For example, we have eight communities under construction, two of which have already delivered units and begun leasing up, and six of which are expected to begin delivering units and leasing up at various times from the fourth quarter of 2012 through the first quarter of 2014. To the extent we pursue development projects through joint ventures, we also expect our results of operations to be positively impacted by the fees that we earn from these ventures and any success based investment returns we achieve. Our development activities will also impact our expenses. As we complete development projects, we expect that future direct and certain indirect expenses, as well as interest, real estate taxes and insurance, will be expensed and not capitalized as part of the real estate basis of the assets.

Our results of operations will also be impacted by any acquisitions or dispositions that we make in the future. We intend to sell or recapitalize select assets where valuations are compelling and use the net proceeds of these sale and recapitalization transactions to reduce leverage, make investments with higher expected returns, and redeploy capital into assets with superior long-term growth prospects located primarily in our core markets. Our ability to execute this strategy will depend on the availability of purchasers to acquire our communities on terms we determine to be favorable and our ability to acquire attractive communities that will yield more favorable returns than the communities that we sell. A successful reallocation of capital will have a positive impact on our results of operations. In the future, we may pursue wholly owned acquisitions or acquisitions through joint ventures. The final closing of Archstone Multifamily Partners AC LP, our U.S. acquisition venture, occurred in March 2012. In connection with the formation of this venture, we agreed that it would be our exclusive acquisition vehicle for all investments that meet its stated investment criteria until the earlier of July 31, 2013 or when 85% of the venture’s capital commitments are invested, subject to certain exceptions for portfolios of assets above a specified size, like-kind exchanges, property contributions for equity and development and redevelopment assets among others. This acquisition venture has equity commitments of $350 million and, with anticipated debt financing, is expected to provide investment capacity for up to approximately $1.0 billion in multifamily acquisitions. As of June 30, 2012, the acquisition venture had acquired four apartment communities with 782 units for an aggregate acquisition cost of approximately $285.1 million. After taking into account acquisitions under contract, as of August 31, 2012, we had invested or committed to invest approximately 78% of the venture’s total equity commitments in real estate for eight apartment communities and 1,523 units.

Interest Rates and Level and Availability of Debt Financing

We expect to have significantly less outstanding debt following the completion of the formation transactions and this offering than our predecessor had on a historical basis during the periods described in this section as a result of our anticipated use of substantially all of the net proceeds from this offering to repay outstanding debt. Accordingly, we expect our future interest expense to decrease in periods immediately following the offering.

We expect future changes in interest rates will impact our overall performance. As of June 30, 2012, on a pro forma basis after giving effect to the formation transactions, this offering and anticipated use of proceeds, we would have had $         billion of outstanding floating rate debt that we had not swapped to fixed rate debt and $         billion of outstanding fixed rate debt and floating rate debt that had been swapped to fixed rate debt, including $         billion maturing prior to 2014. Our future interest expense will depend, in part, on future fluctuations in interest rates with respect to our floating rate debt and the rates we receive upon refinancing our fixed rate debt and floating rate debt that has been swapped to fixed rate debt. As of June 30, 2012, the fixed or swapped interest rates for our outstanding fixed rate debt and floating rate debt that had been swapped to fixed rate debt were generally higher than current market rates; however, future changes impacting interest rates or the availability of debt financing could impact the rates that we are able to receive upon refinancing this debt.

Historically, Fannie Mae and Freddie Mac have provided significant amounts of debt financing to us and the multifamily real estate industry as a whole, which has generally resulted in lower interest rates and greater availability of debt financing for the industry. Currently, there is significant uncertainty regarding the futures of Fannie Mae and Freddie Mac. Should Fannie Mae and Freddie Mac have their mandates changed or reduced, be disbanded or reorganized by the government or otherwise discontinue providing liquidity to our sector, it could significantly reduce our access to debt capital and/or increase borrowing costs and could significantly reduce our ability to sell assets and/or the values realized upon sale. See “Risk Factors” for other factors that could impact our future interest expense and the availability of debt financing.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and the related notes. Actual results could differ from management’s estimates. Estimates and assumptions are reviewed periodically and the effect of revisions is reflected in the period they are determined to be necessary. Our significant estimates and judgments include whether a subsidiary meets the criteria for consolidation, impairments on real estate and joint ventures, real estate expenditure capitalization and depreciation and accruals for loss contingencies. We define critical accounting policies as those accounting policies that require our management to exercise their most difficult, subjective and complex judgments.

Our significant accounting policies are more fully described in the notes to our consolidated and combined financial statements included elsewhere in this prospectus. Our critical accounting policies relate principally to the following key areas:

Principles of Consolidation

The accounts of Archstone Inc. Predecessor and its subsidiaries have been consolidated and combined in the accompanying consolidated and combined financial statements. All significant inter-company accounts and transactions have been eliminated. We may enter into various joint venture agreements with unrelated third parties to acquire, hold or develop real estate assets. We must determine for each of these ventures whether to consolidate the entity or account for our investment under the equity or cost basis of accounting.

We determine whether to consolidate certain entities based on our rights and obligations under the joint venture agreements, applying the applicable accounting guidance. For investment interests that we do not consolidate, we evaluate the guidance to determine the accounting framework to apply. We use the equity method to account for investments that are variable interest entities where we are not the primary beneficiary and for entities that we do not control, or where we do not own a majority of the economic interest, but have the ability to exercise significant influence over the operating and financial policies of the investee. We also use the equity method when we function as the managing member and our partner has substantive participating rights or we can be replaced by a partner if we are the managing member. For an investee accounted for under the equity method, our share of net earnings or losses of the investee is reflected in income as earned and distributions from the investee are credited against the investment as received. Entities in which we hold the managing member or general partner interest, and the other members or partners do not have substantive participating rights, are consolidated. The application of the rules in evaluating the accounting treatment for each joint venture is complex and requires substantial management judgment.

Our combined weighted average percentage of economic ownership in joint ventures based on total assets at June 30, 2012 was 18.4%. At June 30, 2012, the combined stand-alone values of total assets and total liabilities of our investments in unconsolidated entities were approximately $4.0 billion and $3.0 billion, respectively.

Valuation of Real Estate

Valuation of real estate is considered a “critical accounting estimate” because the evaluation of impairment and the determination of fair value involve a number of management assumptions relating to future economic events that could materially affect the determination of the ultimate value, and therefore, the carrying amounts of our real estate.

Long-lived assets designated as being held for sale are reported at the lower of their carrying amount or estimated fair value less cost to sell, and thereafter are no longer depreciated. Decisions regarding when a property should be classified as held for sale under FASB ASC 360, Property, Plant, and Equipment, require significant management judgment. There are many phases to the disposition process ranging from initial market testing to being under contract with non-refundable earnest money to closing. Deciding when management is committed to selling an asset is therefore highly subjective. When an operating asset is placed under contract to sell, we reclassify it as held for sale as this is the point in time that we believe the requirements for held for sale classification are met. Held for sale assets are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The corresponding liabilities classified as held for sale are presented separately in the appropriate liability section of the balance sheet. Additionally, all corresponding operating activity is classified as discontinued operations in the statements of comprehensive income (loss) for all comparative periods presented. If an asset had been classified as held for sale and we subsequently discontinue marketing efforts, we will reinstate the depreciation and reclassify the asset from held for sale to our regular operating portfolio.

In accordance with FASB ASC 360, long-lived assets intended to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We periodically evaluate our real estate portfolio for impairment indicators. The judgments regarding the existence of impairment indicators are based on factors such as operating performance, market conditions, and legal and environmental concerns, as well as our intent and ability to hold each asset. Future events could occur which would cause us to conclude that impairment indicators exist and an impairment loss is warranted.

If we determine there is an indication of impairment for assets intended to be held and used, we perform impairment analyses. If an asset’s projected undiscounted cash flows are less than the asset’s net book value, we mark the asset down to its estimated current fair value. The significant estimates for each asset in our analyses include the estimated holding period, the projected NOI and recurring capital expenditures, ability to refinance debt, income capitalization rates and the cash proceeds that would be realized upon the ultimate disposition.

These estimates require extensive judgment and using different assumptions could significantly impact the results of our analyses. We recorded $10.9 million, $457.1 million and $132.5 million in impairments for the years ended December 31, 2011, 2010 and 2009, respectively, related to our consolidated and combined real estate portfolio, including $10.9 million, $171.4 million and $42.5 million reported as discontinued operations during the respective periods.

Capitalization of Expenditures and Determination of Depreciable Lives

Determining whether expenditures meet the criteria for capitalization, the assignment of depreciable lives and determining the appropriate amounts to allocate between tangible and intangible assets for property acquisitions requires our management to exercise significant judgment and is therefore considered a “critical accounting estimate.”

Pursuits. We incur costs relating to the potential acquisition of existing operating communities or land for development of new operating communities, which we refer to as pursuit costs. The pursuit costs associated with the acquisition of operating communities are expensed as incurred. To the extent that pursuit costs related to prospective developments are identifiable with a specific property and would be capitalized if the property were already acquired, the costs are accumulated by project and capitalized in other assets on the balance sheet. If these conditions are not met, the costs are expensed as incurred. Capitalized costs include but are not limited to earnest money, option fees, environmental reports, traffic reports, surveys, photos, blueprints, direct and incremental personnel costs and legal costs. Upon acquisition of the development parcel, the costs are included in the basis of the acquired property. When it becomes probable that a prospective development parcel will not be acquired, the accumulated costs for the property are charged to other expenses on the statement of operations in the period such a determination is made.

Acquisitions. We allocate the cost of newly acquired properties between net tangible and identifiable intangible assets. When allocating cost to an acquired property, we first allocate costs to the estimated intangible value of the existing lease agreements and then to the estimated value of the land, building and fixtures assuming the property is vacant. The value assigned to the existing lease agreements is amortized over the remaining lease term and included in depreciation and amortization on real estate investments in our statements of comprehensive income (loss). We also estimate the amount by which the in-place leases are above or below market. The resulting intangible values are amortized into rental revenues over the remaining lease term including renewal periods for below market leases. We are the lessee under ten net ground leases for certain apartment communities and buildings and have also estimated the amount by which these ground leases were above or below market as of October 5, 2007, the date of the privatization and as of June 6, 2012, the date our sponsors gained control of the company. The resulting intangible values are amortized into other expenses over the remaining terms of the ground leases. We depreciate the amounts allocated to depreciable tangible assets such as buildings and fixtures over the shorter of the expected useful life of the asset or, if we do not own the underlying land, the remaining term of the ground lease, including estimated lease renewals.

Developments, including capitalized interest and internal costs. We have an investment team that is responsible for development and redevelopment (see paragraph below) of apartment communities. Consistent with GAAP, all direct and certain indirect costs, as well as interest, real estate taxes and insurance, incurred during development and redevelopment activities are capitalized as part of the real estate basis of an asset. Indirect project costs consist primarily of personnel costs associated with construction administration, development accounting, legal fees, and various office costs that clearly relate to projects under development. Capitalized direct and indirect overhead costs were $10.5 million and $8.0 million for the six months ended June 30, 2012 and 2011, respectively, and $14.9 million, $12.5 million and $15.1 million for the years ended December 31, 2011, 2010 and 2009, respectively. Interest is capitalized on real estate assets that require a period of time to get them ready for their intended use. The amount of interest capitalized is based upon the average amount of accumulated development or redevelopment expenditures during the reporting period and the estimated cost of related borrowings. Capitalized interest costs were $12.0 million and $3.3 million for the six months ended June 30, 2012 and 2011, respectively, and $15.5 million, $1.6 million and $14.5 million for the years ended December 31, 2011, 2010 and 2009, respectively. Additionally, capitalized real estate taxes and insurance were $2.7 million and $0.3 million for the six months ended June 30, 2012 and 2011, respectively, and $2.1 million, $3.7 million and $1.5 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Operating capital expenditures. As part of our operating strategy, we periodically evaluate each community’s physical condition relative to established business objectives and the community’s competitive position in its submarket. In conducting these evaluations, we consider our return on investment in relation to our long-term cost of capital as well as our research and analysis of competitive market factors. Based on these factors, we make decisions on incremental capital expenditures, which are classified as either “acquisition-related,” “redevelopment” or “recurring.”

Acquisition-related: In conjunction with the underwriting of each acquisition of an operating community which requires renovation or development, we prepare budgets that encompass the incremental capital needed to achieve our investment objectives. These expenditures are capitalized and classified as “acquisition-related” capital expenditures, as incurred. These costs are generally incurred after the acquisition is made but identified as part of our underwriting before the acquisition occurs.

Redevelopment: The redevelopment category includes: (i) redevelopment initiatives, which are intended to reposition the community in the marketplace and include items such as significant upgrades to the interiors, exteriors, landscaping and amenities; (ii) revenue-enhancing expenditures, which include investments that are expected to produce incremental community revenues, such as renovating units, building garages, carports and storage facilities or gating a community; and (iii) expense-reducing expenditures, which include items such as water submetering systems and xeriscaping that reduce future operating costs.

Recurring: Recurring capital expenditures consist of expenditures for items having a useful life in excess of one year, which are incurred to maintain a community’s long-term physical condition at a level commensurate with our operating standards. Examples of recurring capital expenditures include roof replacements, floor and window coverings, appliances, parking lot resurfacing and exterior painting.

Depreciation. Depreciation is computed over the expected useful lives or contractual term of depreciable property on a straight-line basis. The judgments we make relating to expected useful lives are highly subjective and may not be consistent with the judgments of our competitors. If the average useful life of our real estate portfolio as of June 30, 2012 was determined to be one year shorter or longer than management’s current estimate, our annual depreciation expense would increase or decrease approximately $20 million, or 4%.

Accrual of Loss Contingencies

Determining when and how much cost to accrue in relation to loss contingencies requires our management to exercise significant judgment and is therefore considered a “critical accounting estimate.” These matters often require extensive legal analysis of contractual or other provisions and rarely lend themselves to an objective determination until settlement or final judgment is rendered. Furthermore, loss contingencies related to natural disasters are often difficult to estimate in the early stages due to the significant time and effort involved in evaluating the scope of damage and obtaining reliable remediation estimates. We accrue loss contingencies when we determine that it is probable we will incur a loss and when it is reasonably estimable. We disclose a loss contingency, if significant, when it is at least reasonably possible but we cannot estimate the amount.

Results of Operations

Comparison of the Three Months Ended June 30, 2012 to the Three Months Ended June 30, 2011

Quantitative Summary of Results of Operations for the Three Months Ended June 30, 2012 and 2011

The following summary presents certain operating information and should be read in conjunction with the narrative discussion of our results of operations that follows (dollar amounts in thousands).

	June 6, 2012 through June 30, 2012	April 1, 2012 through June 5, 2012	Combined Periods-Three Months Ended June 30, 2012	Three Months Ended June 30, 2011	2012 vs 2011 Increase / (Decrease)%
Rental revenues:
Same-store	$70,270	$179,432	$249,702	$236,018	$13,684	5.8%
Non same-store	5,985	15,714	21,699	12,424	9,275	74.7%
International and non-multifamily	552	1,328	1,880	1,939	(59)	(3.0%)

Total rental revenues	76,807	196,474	273,281	250,381	22,900	9.1%

Rental expenses and real estate taxes:
Same-store	24,126	60,568	84,694	80,539	4,155	5.2%
Non same-store	1,250	3,803	5,053	5,013	40	0.8%
International and non-multifamily	182	853	1,035	649	386	59.5%

Total rental expenses and real estate taxes	25,558	65,224	90,782	86,201	4,581	5.3%

Net operating income (rental revenues less rental expenses and real estate taxes): (1)
Same-store	46,144	118,864	165,008	155,479	9,529	6.1%
Non same-store	4,735	11,911	16,646	7,411	9,235	124.6%
International and non-multifamily	370	475	845	1,290	(445)	(34.5%)

Total NOI	51,249	131,250	182,499	164,180	18,319	11.2%

Margin (NOI/rental revenues)	66.7%	66.8%	66.8%	65.6%	1.2%	1.8%
Same-store average occupancy during period (2)			94.6%	94.8%	(0.2%)	(0.2%)
Same-store average monthly revenue per occupied unit (3)			$2,158	$2,027	$131	6.5%
Management and other fees—U.S.	$1,018	$2,607	$3,625	$2,707	$918	33.9%
Management and other fees—German	875	2,275	3,150	5,351	(2,201)	(41.1%)
Interest and other income	69	3,496	3,565	11,465	(7,900)	(68.9%)
Depreciation and amortization of real estate investments	70,593	70,953	141,546	96,879	44,667	46.1%
Interest expense—third party	21,555	78,300	99,855	100,552	(697)	(0.7%)
Interest expense—related party	228	1,196	1,424	6,216	(4,792)	(77.1%)
Capitalized interest	(1,700)	(4,285)	(5,985)	(1,959)	(4,026)	(205.5%)

Net interest expense	20,083	75,211	95,294	104,809	(9,515)	(9.1%)
Management and other fee-related expenses—U.S.	1,097	1,651	2,748	1,597	1,151	72.1%
Management and other fee-related expenses—German	1,013	3,233	4,246	4,591	(345)	(7.5%)
General and administrative expenses	5,151	11,643	16,794	15,795	999	6.3%
Other expenses	11,093	(3,408)	7,685	24,434	(16,749)	(68.5%)
Income (loss) from unconsolidated entities	(1,671)	2,477	806	28,977	(28,171)	(97.2%)
Gains (losses) on interest rate derivatives	400	(8,422)	(8,022)	(16,368)	8,346	51.0%
Other non-operating income (loss)	628	2	630	(336)	966	287.5%

Net income (loss) from continuing operations	(56,462)	(25,598)	(82,060)	(52,129)	(29,931)	(57.4%)
Net income (loss) from discontinued operations	(49)	(627)	(676)	(5,978)	5,302	88.7%

Net loss	$(56,511)	$(26,225)	$(82,736)	$(58,107)	$(24,629)	(42.4%)

(1)	NOI is a non-GAAP metric we use to measure the operating performance of our consolidated operating communities, which we define as rental revenues less rental expenses (which includes costs associated with on-site and property management personnel, utilities, repairs and maintenance, property insurance, marketing, landscaping and other on-site and related administrative costs and excludes community ground lease expense) and real estate taxes. Refer to “—Non-GAAP Financial Measures—Net Operating Income” for more information regarding our use of NOI as a supplemental measure of our operating performance and a reconciliation of NOI to net income (loss) for the periods presented.
(2)	Represents physical occupancy from apartment rentals, excluding six communities with 847 units that are under Oakwood master leases.
(3)	Includes rental income and ancillary income from apartment rentals, excluding six communities with 847 units that are under Oakwood master leases.

Property Operating Results—Three Months Ended June 30, 2012 Compared to the Three Months Ended June 30, 2011

Same-Store Analysis

For the three months ended June 30, 2012 and 2011, as presented above, our same-store portfolio consisted of 130 communities. The same-store population as of April 1, 2011 as compared to our same-store population as of January 1, 2011 increased by three operating apartment communities we acquired from a joint venture in the first quarter of 2011.

Same-store revenues were up 5.8% in the three months ended June 30, 2012 as compared to the three months ended June 30, 2011 primarily due to the $131, or 6.5%, increase in average monthly rental revenue per occupied unit, particularly in the metropolitan areas of Washington D.C., Southern California, the San Francisco Bay Area, New York City and Boston offset, in part, by a slight decrease in average occupancy from 94.8% to 94.6%. On a combined basis, these locations accounted for approximately 92% of our same-store NOI for the three months ended June 30, 2012. Same-store expenses increased by 5.2% primarily due to an increase in real estate taxes (attributable to increased property valuations, lower tax refunds in 2012 as compared to 2011 and the phase-out of certain property tax exemptions in New York City) and higher personnel costs, partially offset by a decrease in the cost of utilities due to lower consumption as a result of the warmer weather in 2012. These changes in revenues and expenses resulted in an increase in same-store NOI of 6.1%.

Non Same-Store Analysis

As of June 30, 2012 and June 30, 2011, we had 11 and nine apartment communities, respectively, included in non same-store. Our NOI for these communities was $9.2 million higher for the three months ended June 30, 2012 as compared to the same period in 2011 due primarily to lower revenues in 2011 due to a $6.2 million negotiated refund in 2011 related to certain residential master leases with a third-party operator. In addition, we had incremental earnings in 2012 related to the August 2011 step-acquisition of a former partner’s equity in a previously unconsolidated entity which owned a high-rise community in New York City. These increases were partially offset by the earnings of two wholly owned operating apartment communities that were contributed to a recently formed joint venture in exchange for an equity interest in mid-2011.

Interest and Other Income

Interest and other income decreased $7.9 million due primarily to a decrease in insurance recoveries received in 2012 as compared to those received during 2011. During the three months ended June 30, 2011, we received $4.6 million in recoveries related to water damage at one of our Boston high-rise communities due to a broken pipe and $4.9 million in recoveries from litigation related to the privatization.

Depreciation and Amortization of Real Estate Investments

Depreciation and amortization increased $44.7 million due primarily to the increase in basis and the short amortization period (nine months) associated with the value assigned to in-place residential leases as a result of push-down accounting on June 6, 2012 which revalued all of our assets to their fair market values.

Interest Expense

Net interest expense decreased 9.1%. Gross interest expense decreased $5.5 million due primarily to a decrease in expense associated with the amortization of the net debt premium recorded as a result of push-down accounting on June 6, 2012 and lower debt balances as a result of paydowns primarily from net disposition activity. In addition capitalized interest increased $4.0 million due primarily to an increase in projects under development in 2012.

Other Expenses

Other expenses decreased $16.7 million to $7.7 million for the three months ended June 30, 2012 due primarily to a $21.8 million reduction in owner-related costs. During the three months ended June 30, 2012 and 2011, we incurred an aggregate of approximately $(6.0) million and $15.7 million, respectively, in litigation-related costs related to the privatization, owner professional cost reimbursements and owner-initiated costs directly or indirectly related to matters associated with our complex post-privatization capital structure. The credit in 2012 is the result of a reversal of an $11.4 million accrual associated with a change in estimate related to potential transfer taxes we previously expected to incur as a result of the January 2012 exchange of certain equity interests among our owners which changed based on additional facts obtained and further legal analysis conducted during the three months ended June 30, 2012. We are not assuming responsibility in the formation transactions for the privatization-related legal contingencies and our sponsors and certain of their affiliates will agree to indemnify us for expenses or losses we incur as a result of these legal contingencies. In addition, following the formation transactions, we will not be responsible for reimbursing our sponsors or other owners for their professional costs. Accordingly, we do not expect our future results to be impacted by these litigation-related costs or the incremental costs related to our complex private capital structure.

The $21.8 million decrease in owner-related costs were partially offset by a $6.7 million increase in pursuit cost writeoffs.

Income (Loss) from Unconsolidated Entities

Income from unconsolidated entities decreased $28.2 million due primarily to a decrease in gains on the sale of joint venture assets.

Gains (Losses) on Interest Rate Derivatives

The losses are primarily due to the change in spot rates at the time of settlement resulting in higher settlement costs and the near-term maturity of a number of our larger swaps. We have progressively fewer remaining swap payments, thus decreasing the swap liability as the maturity date approaches.

Net Income (Loss) from Discontinued Operations

Net loss from discontinued operations was $0.7 million in 2012 compared to $6.0 million in 2011 due to the sale of two operating properties during 2012 compared to eleven operating property dispositions being included in the 2011 population. The properties sold generally recorded operating losses due to interest and depreciation charges, which exceeded net operating income.

Comparison of the Six Months Ended June 30, 2012 to the Six Months Ended June 30, 2011

Quantitative Summary of Results of Operations for the Six Months Ended June 30, 2012 and 2011

The following summary presents certain operating information and should be read in conjunction with the narrative discussion of our results of operations that follows (dollar amounts in thousands).

			Combined	Six Months
	June 6, 2012 through June 30, 2012	January 1, 2012 through June 5, 2012	Periods-Six Months Ended June 30, 2012	Ended June 30, 2011	2012 vs 2011 Increase / (Decrease)%
Rental revenues:
Same-store	$69,301	$417,990	$487,291	$459,589	$27,702	6.0%
Non same-store	6,954	43,191	50,145	35,356	14,789	41.8%
International and non-multifamily	552	3,059	3,611	3,811	(200)	(5.2%)

Total rental revenues	76,807	464,240	541,047	498,756	42,291	8.5%

Rental expenses and real estate taxes:
Same-store	23,754	143,226	166,980	160,326	6,654	4.2%
Non same-store	1,622	11,151	12,773	10,822	1,951	18.0%
International and non-multifamily	182	1,846	2,028	2,561	(533)	(20.8%)

Total rental expenses and real estate taxes	25,558	156,223	181,781	173,709	8,072	4.6%

Net operating income (rental revenues less rental expenses and real estate taxes): (1)
Same-store	45,547	274,764	320,311	299,263	21,048	7.0%
Non same-store	5,332	32,040	37,372	24,534	12,838	52.3%
International and non-multifamily	370	1,213	1,583	1,250	333	26.6%

Total NOI	51,249	308,017	359,266	325,047	34,219	10.5%

Margin (NOI/rental revenues)	66.7%	66.3%	66.4%	65.2%	1.2%	1.8%
Same-store average occupancy during period (2)			94.5%	94.9%	(0.4%)	(0.4%)
Same-store average monthly revenue per occupied unit (3)			$2,166	$2,029	$137	6.8%
Management and other fees—U.S.	$1,018	$6,482	$7,500	$5,429	$2,071	38.1%
Management and other fees—German	875	7,173	8,048	9,552	(1,504)	(15.7%)
Interest and other income	69	4,250	4,319	12,670	(8,351)	(65.9%)
Depreciation and amortization of real estate investments	70,593	168,804	239,397	189,421	49,976	26.4%
Interest expense—third party	21,555	186,435	207,990	200,810	7,180	3.6%
Interest expense—related party	228	2,641	2,869	11,424	(8,555)	(74.9%)
Capitalized interest	(1,700)	(10,252)	(11,952)	(3,321)	(8,631)	(259.9%)

Net interest expense	20,083	178,824	198,907	208,913	(10,006)	(4.8%)
Management and other fee-related expenses—U.S.	1,097	3,989	5,086	3,486	1,600	45.9%
Management and other fee-related expenses—German	1,013	6,353	7,366	10,073	(2,707)	(26.9%)
General and administrative expenses	5,151	27,057	32,208	31,618	590	1.9%
Other expenses	11,093	22,950	34,043	49,311	(15,268)	(31.0%)
Income (loss) from unconsolidated entities	(1,671)	23,706	22,035	32,342	(10,307)	(31.9%)
Gains (losses) on interest rate derivatives	400	(10,153)	(9,753)	(1,670)	(8,083)	(484.0%)
Other non-operating income (loss)	628	(702)	(74)	(1,105)	1,031	93.3%

Net income (loss) from continuing operations	(56,462)	(69,204)	(125,666)	(110,557)	(15,109)	(13.7%)
Net income (loss) from discontinued operations	(49)	(632)	(681)	(12,825)	12,144	94.7%

Net loss	$(56,511)	$(69,836)	$(126,347)	$(123,382)	$(2,965)	(2.4%)

(1)	NOI is a non-GAAP metric we use to measure the operating performance of our consolidated operating communities, which we define as rental revenues less rental expenses (which includes costs associated with on-site and property management personnel, utilities, repairs and maintenance, property insurance, marketing, landscaping and other on-site and related administrative costs and excludes community ground lease expense) and real estate taxes. Refer to “—Non-GAAP Financial Measures—Net Operating Income” for more information regarding our use of NOI as a supplemental measure of our operating performance and a reconciliation of NOI to net income (loss) for the periods presented.
(2)	Represents physical occupancy from apartment rentals, excluding six communities with 847 units that are under Oakwood master leases.
(3)	Includes rental income and ancillary income from apartment rentals, excluding six communities with 847 units that are under Oakwood master leases.

Property Operating Results—Six Months Ended June 30, 2012 Compared to the Six Months Ended June 30, 2011

Same-Store Analysis

For the six months ended June 30, 2012 and 2011, as presented above, our same-store portfolio consisted of 127 communities. The same-store population as of January 1, 2011 as compared to our same-store population as of January 1, 2010 increased by five newly developed or acquired apartment communities that became stabilized on or prior to January 1, 2011.

Same-store revenues were up 6.0% in the six months ended June 30, 2012 as compared to the six months ended June 30, 2011 primarily due to the $137, or 6.8%, increase in average monthly rental revenue per occupied unit, particularly in the metropolitan areas of Washington D.C., Southern California, the San Francisco Bay Area, New York City and Boston offset, in part, by a slight decrease in average occupancy from 94.9% to 94.5%. On a combined basis, these locations accounted for approximately 93% of our same-store NOI for the six months ended June 30, 2012. Same-store expenses increased by 4.2% primarily due to an increase in real estate taxes (attributable to increased property valuations, lower tax refunds in 2012 as compared to 2011 and the phase-out of certain property tax exemptions in New York City) and higher personnel costs, partially offset by a decrease in the cost of utilities due to lower consumption as a result of the warmer winter in 2012 and a decrease in real estate taxes assessed on our California communities resulting primarily from refunds from successful tax appeals with respect to earlier tax years. These changes in revenues and expenses resulted in an increase in same-store NOI of 7.0%.

Non Same-Store Analysis

As of June 30, 2012 and June 30, 2011, we had 14 and 12 apartment communities, respectively, included in non same-store. Our NOI for these communities was $12.8 million higher for the six months ended June 30, 2012 as compared to the same period in 2011 due primarily to lower revenues in 2011 due to a $6.2 million negotiated refund in 2011 related to certain residential master leases with a third-party operator, earnings related to the August 2011 step-acquisition of a former partner’s equity in a previously unconsolidated entity which owned a high-rise community in New York City and the 2011 acquisition of a recently developed operating community in the lease-up phase. These increases were partially offset by the earnings of two wholly owned operating apartment communities that were contributed to a recently formed joint venture in exchange for an equity interest in mid-2011.

Interest and Other Income

Interest and other income decreased $8.4 million due primarily to a decrease in insurance recoveries received in 2012 as compared to those received during 2011. In 2011, we received $2.0 million more for recoveries related to water damage at one of our Boston high-rise communities than we did in 2012 and $5.0 million more in insurance reimbursements for litigation costs related to the privatization.

Depreciation and Amortization of Real Estate Investments

Depreciation and amortization increased 26.4% due primarily to the increase in basis and the short amortization period (nine months) associated with the value assigned to in-place residential leases as a result of push-down accounting on June 6, 2012 which revalued all of our assets to their fair market values.

Interest Expense

Net interest expense decreased 4.8% due primarily to an $8.6 million increase in capitalized interest driven by an increase in projects under development in 2012. Gross interest expense also decreased $1.4 million due primarily to a decrease in expense due to the amortization of a net debt premium recorded as a result of push-down accounting on June 6, 2012 and lower debt balances as a result of paydowns and net disposition activity.

Other Expenses

Other expenses decreased $15.3 million to $34.0 million for the six months ended June 30, 2012 primarily due to a $6.8 million decrease in owner-related costs and an $8.5 million decrease in other costs.

The $6.8 million decrease in owner-related costs were due primarily to an $11.7 million reduction in litigation costs associated with our privatization and a $7.3 million reduction related to our 2010 Financial Restructuring partially offset by a $12.6 million increase in costs associated with the exchange of certain equity interests among our owners. We are not assuming responsibility in the formation transactions for the privatization-related legal contingencies and our sponsors and certain of their affiliates will agree to indemnify us for expenses or losses we incur as a result of these legal contingencies. In addition, following the formation transactions, we will not be responsible for reimbursing our sponsors or other owners for their professional costs. Accordingly, we do not expect our future results to be impacted by these litigation-related costs or the incremental costs related to our complex private capital structure.

The $8.5 million decrease in other costs was due primarily to $11.4 million in asset write-offs and other costs incurred during the first six months of 2011 resulting primarily from water damage at one of our Boston high-rise communities due to a broken pipe that did not recur in 2012, and a $2.1 million reduction in litigation-related costs. These decreases were offset by a $5.5 million increase in pursuit-related costs.

Income from Unconsolidated Entities

Income from unconsolidated entities decreased by $10.3 million. The decrease is primarily due to a decrease in gains on the sale of joint venture assets.

Gains (Losses) on Interest Rate Derivatives

The losses are primarily due to the change in spot rates at the time of settlement resulting in higher settlement costs and the near-term maturity of a number of our larger swaps. The loss was higher in 2012 as compared to 2011 due to a much lower average interest rate during 2012 on our largest remaining swap.

Net Income (Loss) from Discontinued Operations

Net loss from discontinued operations was $0.7 million in 2012 compared to $12.8 million in 2011 due to the sale of two operating properties during the six months ended June 30, 2012 compared to eleven operating property dispositions being included in the 2011 population. The properties sold generally recorded operating losses due to interest and depreciation charges, which exceeded net operating income.

Comparison of the Year Ended December 31, 2011 to the Year Ended December 31, 2010

Quantitative Summary of Results of Operations for the Years Ended December 31, 2011 and 2010

The following summary presents certain operating information and should be read in conjunction with the narrative discussion of our results of operations that follows (dollar amounts in thousands).

	Years Ended December 31,		2011 vs. 2010 Increase/ (Decrease)%
	2011	2010
Rental revenues:
Same-store	$900,175	$854,060	$46,115	5.4%
Non same-store	115,503	99,944	15,559	15.6%
International and non-multifamily	8,854	8,148	706	8.7%

Total rental revenues	1,024,532	962,152	62,380	6.5%

Rental expenses and real estate taxes:
Same-store	309,691	306,536	3,155	1.0%
Non same-store	36,861	32,939	3,922	11.9%
International and non-multifamily	5,044	4,284	760	17.7%

Total rental expenses and real estate taxes	351,596	343,759	7,837	2.3%

Net operating income (rental revenues less rental expenses and real estate taxes) (1):
Same-store	590,484	547,524	42,960	7.8%
Non same-store	78,642	67,005	11,637	17.4%
International and non-multifamily	3,810	3,864	(54)	(1.4%)

Total NOI	672,936	618,393	54,543	8.8%

Margin (NOI/rental revenues)	65.7%	64.3%	1.4%	2.2%
Same- Store Average occupancy during period (2)	94.8%	95.0%	(0.2%)	(0.2%)
Same-store average monthly revenue per occupied unit (3)	$2,076	$1,964	$112	5.7%
Management and other fees—U.S.	$11,618	$10,994	$624	5.7%
Management and other fees—German	19,602	20,402	(800)	(3.9%)
Interest and other income	39,258	27,060	12,198	45.1%
Depreciation and amortization of real estate investments	383,612	378,507	5,105	1.3%
Interest expense—third party	411,460	406,213	5,247	1.3%
Interest expense—related party	17,038	212,020	(194,982)	(92.0%)
Capitalized interest	(15,496)	(1,567)	(13,929)	(888.9%)

Net interest expense	413,002	616,666	(203,664)	(33.0%)
Management and other fee-related expenses—U.S.	7,023	7,249	(226)	(3.1%)
Management and other fee-related expenses—German	21,100	15,299	5,801	37.9%
General and administrative expenses	66,322	73,202	(6,880)	(9.4%)
Impairment on real estate investments	—	285,717	(285,717)	(100.0%)
Impairment on mezzanine notes receivable	—	5,544	(5,544)	(100.0%)
Other expenses	114,663	50,470	64,193	127.2%
Income (loss) from unconsolidated entities	57,634	10,287	47,347	460.3%
Gain on step-acquisition of a previously unconsolidated entity	72,705	—	72,705	N/A
Gain from disposition of real estate investments sold to an unconsolidated entity, net	21,770	—	21,770	N/A
Gains (losses) on interest rate derivatives	(20,488)	(38,759)	18,271	47.1%
Other non-operating (loss) income	349	2,262	(1,913)	(84.6%)

Net loss from continuing operations	(130,338)	(782,015)	651,677	83.3%
Net gain (loss) from discontinued operations	89,109	(126,953)	216,062	170.2%

Net loss	$(41,229)	$(908,968)	$867,739	95.5%

(1)	NOI is a non-GAAP metric we use to measure the operating performance of our consolidated operating communities, which we define as rental revenues less rental expenses (which includes costs associated with on-site and property management personnel, utilities, repairs and maintenance, property insurance, marketing, landscaping and other on-site and related administrative costs and excludes community ground lease expense) and real estate taxes. Refer to “—Non-GAAP Financial Measures—Net Operating Income” for more information regarding our use of NOI as a supplemental measure of our operating performance and a reconciliation of NOI to net income (loss) for the periods presented.

(2)	Represents physical occupancy from apartment rentals, excluding six communities with 847 units that are under Oakwood master leases.
(3)	Includes rental income and ancillary income from apartment rentals, excluding six communities with 847 units that are under Oakwood master leases.

Property Operating Results—2011 Compared to 2010

Same-Store Analysis

For the years ended December 31, 2011 and 2010, as presented above, our same-store portfolio consisted of 122 apartment communities. The same-store population as of January 1, 2010 as compared to our same-store population as of January 1, 2009 increased by three communities. These changes consisted of (i) the removal of one community that was sold to a joint venture; and (ii) four newly developed or acquired apartment communities that became stabilized on or prior to January 1, 2010.

Same-store revenues were up 5.4% in the year ended December 31, 2011 as compared to the year ended December 31, 2010 primarily due to the $112, or 5.7%, increase in average monthly rental revenue per occupied unit, particularly in the metropolitan areas of Washington D.C., the San Francisco Bay Area, New York City and Boston, offset, in part, by a slight decrease in average occupancy from 95.0% to 94.8%. On a combined basis, these locations accounted for approximately 74% of our same-store NOI for the year ended December 31, 2011. Same-store expenses increased by 1.0% primarily due to an increase in the cost of utilities and compensation, partially offset by a decrease in real estate taxes assessed on our California communities resulting primarily from refunds from successful tax appeals with respect to earlier tax years. These changes in revenues and expenses resulted in an increase in same-store NOI of 7.8%.

Non Same-Store Analysis

As of December 31, 2011 and December 31, 2010, we had 17 and 13 apartment communities, respectively, included in non same-store. Our NOI for these apartment communities was $11.6 million higher in 2011 as compared to 2010 due primarily to the earnings related to the August 2011 step-acquisition of a former partner’s equity in a previously unconsolidated entity which owned a high-rise community in New York City, three operating apartment communities we acquired from a joint venture early in the first quarter of 2011 and the June 2011 acquisition of a recently developed operating community that was in the lease-up phase. The increase was also attributable to the ramp up in earnings of three developments that were in lease-up and two communities that were in redevelopment. These increases were partially offset by the earnings of two wholly owned operating communities that were contributed to a recently formed joint venture in exchange for an equity interest in mid-2011 and lower NOI on six Oakwood master leased communities due primarily to a 2011 contract settlement with the lessee.

Interest and Other Income

The increase in interest and other income in 2011 as compared to 2010 was primarily due to an increase in litigation cost reimbursement from insurance carriers and insurance recovery proceeds. During 2011 and 2010, we collected insurance recoveries of $9.8 and $2.4 million, respectively, related to reimbursement of costs incurred as a result of privatization litigation. We are not assuming responsibility for the privatization-related legal expenses incurred after the formation transactions and do not expect any further reimbursement for the past or continuing litigation expenses related to the privatization. In 2011, we received and recorded an aggregate of $6.8 million in insurance recoveries related to water damage at one of our Boston properties, approximately $6.3 million of which is recorded in interest and other income and was primarily related to asset replacement reimbursements.

Interest Expense

Net interest expense during 2011 as compared to 2010 decreased 33.0% primarily due to the significant decrease in the average principal balance of our debt during 2011 as a result of the 2010 financial restructuring. The portion of interest expense that we capitalize increased substantially in 2011 as compared to 2010 due primarily to an increase in projects under development.

The weighted-average effective interest rates for our property mortgages payable and mezzanine property mortgages payable remained consistent at 4.7% and 4.6% at December 31, 2011 and 2010, respectively.

Management and Other Fee-Related Expenses

Management and other fee-related expenses increased in Germany due to the timing of expenses related to individual multifamily unit sales.

General and Administrative Expenses

General and administrative expenses decreased 9.4% primarily attributable to a 2010 charge that resulted from the modification of a long-term incentive plan related to certain executive contracts, a decrease in the amortization of a non-compete agreement and certain management contracts due to their expiration in 2010 with no amounts recorded in 2011. Compensation and related costs were higher in 2011 due in part to a ramp up of development-related personnel. Those development costs were largely offset by an increase in the capitalization of overhead costs due to an increase in projects under development.

Impairment on Real Estate Investments

We recorded $285.7 million of impairments on real estate investments in 2010 due to carrying values of certain properties exceeding our estimate of their undiscounted cash flows. The impairments resulted primarily from the revaluation of our assets in connection with the privatization in October 2007, when market values were high followed by the significant economic downturn in subsequent years. We believe the estimated fair value of real estate assets in our current portfolio has recovered significantly since those impairments were recorded. We had no such impairments in 2011.

Impairment on Mezzanine Notes Receivable

We recorded $5.5 million of impairments on mezzanine notes receivable in 2010. The value of the collateral supporting these notes declined to an extent that it was estimated to be worth less than the senior mortgage debt, exposing our junior position to losses.

Other Expenses

Other expenses, which include owner professional cost reimbursements, increased by $64.2 million from $50.5 million to $114.7 million in 2011 primarily due to (i) an increase of $41.8 million in litigation-related costs related to the privatization, (ii) $11.3 million in 2011 costs related to asset write-offs due to casualty losses, primarily associated with water damage at one of our Boston high-rise communities due to a broken pipe and (iii) $11.7 million of costs related to our owners’ exploration of strategic corporate alternatives and the ultimate sales by certain former owners of their equity interests. As it relates to the water damage, in 2011 we received and recorded an aggregate of $6.8 million in insurance recoveries of which approximately $6.3 million related to asset replacement and is recorded in other income whereas $0.5 million is related to business interruption and is included in rental revenues.

During 2011 and 2010, we incurred an aggregate of approximately $71.9 million and $16.9 million, respectively in litigation-related costs related to the privatization, owner professional cost reimbursements and owner-initiated costs directly or indirectly related to matters associated with our complex post-privatization capital structure. We are not assuming responsibility in the formation transactions for the privatization-related legal contingencies and our sponsors and certain of their affiliates will agree to indemnify us for expenses or losses we incur as a result of these legal contingencies. In addition, following the formation transactions, we will not be responsible for reimbursing our sponsors or other owners for their professional costs. Accordingly, we do not expect our future results to be impacted by these litigation-related costs or the incremental costs related to our complex private capital structure.

Income (Loss) from Unconsolidated Entities

The $47.3 million increase in 2011 as compared to 2010 was primarily due to the increase in gains on the sale of joint venture assets.

Gain on Step-acquisition of a Previously Unconsolidated Entity

In 2011, we acquired a controlling interest in a previously unconsolidated joint venture for approximately $40 million. As required by GAAP, the company re-measured its previously-held equity interest of approximately 60% at fair value and recognized a gain of approximately $72.7 million.

Gain from Disposition of Real Estate Investments

During 2011, we contributed two operating properties to a joint venture in which we are a non-controlling member. Due to the retention of a 20% interest in the joint venture, we deferred 20% of the gain and recognized a net gain of $21.8 million on the contribution.

Losses on Interest Rate Derivatives

The net losses on our undesignated derivatives in each year are primarily due to a decrease in the respective LIBOR forward rates, the change in spot rates at the time of settlement of our swaps resulting in higher settlement costs, and the near-term maturity of a number of our larger swaps. As a result, we have progressively fewer remaining swap payments, thus decreasing the swap liability as the maturity date approaches.

Other Non-Operating (Loss) Income

Other non-operating (loss) income reflects the effect of foreign currency exchange rates on transactions denominated in Euros for the periods presented. Therefore, the change between periods is due to the strengthening or weakening of the U.S. Dollar relative to the Euro.

Net Gain (Loss) from Discontinued Operations

Net income from discontinued operations was $89.1 million in 2011 compared to a loss of $127.0 million in 2010 due primarily to the sale of nine operating properties and substantial gains during the year ended December 31, 2011 compared to three dispositions and $171.4 million in impairment losses during 2010.

Comparison of the Year Ended December 31, 2010 to the Year Ended December 31, 2009

Quantitative Summary of Results of Operations for the Year Ended December 31, 2010 and 2009

The following summary presents certain operating information and should be read in conjunction with the narrative discussion of our results of operations that follows (dollar amounts in thousands).

	Years Ended December 31,		2010 vs. 2009 Increase/ (Decrease)%
	2010	2009
Rental revenues:
Same-store	$829,063	$832,424	$(3,361)	(0.4%)
Non same-store	124,941	104,145	20,796	20.0%
International and non-multifamily	8,148	8,975	(827)	(9.2%)

Total rental revenues	962,152	945,544	16,608	1.8%

Rental expenses and real estate taxes:
Same-store	293,514	295,466	(1,952)	(0.7%)
Non same-store	45,962	37,032	8,930	24.1%
International and non-multifamily	4,283	4,270	13	0.3%

Total rental expenses and real estate taxes	343,759	336,768	6,991	2.1%

Net operating income (rental revenues less rental expenses and real estate taxes) (1):
Same-store	535,549	536,958	(1,409)	(0.3%)
Non same-store	78,979	67,113	11,866	17.7%
International and non-multifamily	3,865	4,705	(840)	(17.9%)

Total NOI	618,393	608,776	9,617	1.6%

Margin (NOI/rental revenues)	64.3%	64.4%	(0.1%)	(0.2%)
Same-Store Average occupancy during period (2)	95.0%	94.4%	0.6%	0.6%
Same-store average monthly revenue per occupied unit (3)	$1,965	$1,985	$(20)	(1.0%)
Management and other fees—U.S.	$10,994	$11,892	$(898)	(7.6%)
Management and other fees—German	20,402	15,389	5,013	32.6%
Interest and other income	27,060	11,889	15,171	127.6%
Depreciation and amortization of real estate investments	378,507	369,923	8,584	2.3%
Interest expense—third party	406,213	409,998	(3,785)	(0.9%)
Interest expense—related party	212,020	251,650	(39,630)	(15.7%)
Capitalized interest	(1,567)	(14,452)	12,885	89.2%

Net interest expense	616,666	647,196	(30,530)	(4.7%)
Management and other fee-related expenses—U.S.	7,249	7,852	(603)	(7.7%)
Management and other fee-related expenses—German	15,299	16,691	(1,392)	(8.3%)
General and administrative expenses	73,202	66,650	6,552	9.8%
Impairment on real estate investments	285,717	89,993	195,724	217.5%
Impairment on mezzanine notes receivable	5,544	26,108	(20,564)	(78.8%)
Other expenses	50,470	56,891	(6,421)	(11.3%)
Income (loss) from unconsolidated entities	10,287	(15,415)	25,702	166.7%
Impairment on investments in unconsolidated entities	—	(96,347)	96,347	100.0%
Gains (losses) on interest rate derivatives	(38,759)	(95,607)	56,848	59.5%
Other non-operating (loss) income	2,262	(485)	2,747	566.4%

Net loss from continuing operations	(782,015)	(841,212)	59,197	7.0%
Net gain (loss) from discontinued operations	(126,953)	(77,011)	(49,942)	(64.9%)

Net loss	$(908,968)	$(918,223)	$9,255	1.0%

(1)	NOI is a non-GAAP metric we use to measure the operating performance of our consolidated operating communities, which we define as rental revenues less rental expenses (which includes costs associated with on-site and property management personnel, utilities, repairs and maintenance, property insurance, marketing, landscaping and other on-site and related administrative costs and excludes community ground lease expense) and real estate taxes. Refer to “—Non-GAAP Financial Measures—Net Operating Income” for more information regarding our use of NOI as a supplemental measure of our operating performance and a reconciliation of NOI to net income (loss) for the periods presented.
(2)	Represents physical occupancy from apartment rentals, excluding six communities with 847 units that are under Oakwood master leases.
(3)	Includes rental income and ancillary income from apartment rentals, excluding six communities with 847 units that are under Oakwood master leases.

Property Operating Results—2010 Compared to 2009

Same-Store Analysis

For the years ended December 31, 2010 and 2009, as presented above, our same-store portfolio consisted of 119 communities.

Same-store revenues were down 0.4% in 2010 as compared to 2009 primarily due to the $20, or 1.0%, decrease in average monthly revenue per occupied unit, offset, in part, by a slight increase in average occupancy from 94.4% to 95.0%. The markets that were most significantly impacted were the metropolitan areas of New York City, Southern California and Seattle. The reduction in same-store revenue was attributable primarily to the global economic downturn’s impact on resident employment, which in turn impacted each of our markets due to layoffs or related economic uncertainty. Same-store expenses were lower in 2010 as compared to 2009 primarily due to lower real estate taxes. These changes in revenues and expenses resulted in a 0.3% decrease in same-store NOI.

Non Same-Store Analysis

As of December 31, 2010 and December 31, 2009, we had 16 apartment communities included in non same-store. Our NOI for these communities was $11.9 million higher in 2010 as compared to 2009 due primarily to the earnings related to the ramp up in earnings from six new developments and one community in our New York market that underwent a comprehensive redevelopment. These increases were partially offset by lower NOI on five Oakwood master leased apartment communities due to a reduction in the index that governs the amount we receive under these leases and higher real estate taxes.

Management and Other Fees

Management and other fees—U.S. decreased in 2010 as compared to 2009 due primarily to the liquidation of three managed joint ventures. The increase in German fees was due primarily to an increase in individual multifamily unit sales.

Interest and Other Income

The increase in interest and other income in 2010 as compared to 2009 was primarily due to an increase in litigation proceeds received, the settlement of a mezzanine note with the borrower and a cost reimbursement from our insurance carrier. During 2010 we collected insurance recoveries of $2.4 million related to litigation costs incurred as a result of privatization litigation. We are not assuming responsibility for the privatization-related legal expenses incurred after the formation transactions and do not expect any further reimbursement for the past or continuing litigation expenses related to the privatization.

Interest Expense

The 4.7% decrease in net interest expense during 2010 as compared to 2009 is primarily due to the decrease in the principal balance of related party debt as a result of the 2010 financial restructuring, as well as to a slight decrease in interest rates and less capitalized interest. The $12.9 million, or 89%, decrease in capitalized interest is directly attributable to a decrease in our development activity as a result of the challenging real estate market and a tight credit environment.

The weighted-average effective interest rates for our property mortgages payable and mezzanine property mortgages payable remained consistent at 4.6% and 4.7% at December 31, 2010 and 2009, respectively.

Management and Other Fee-Related Expenses

Management and other fee-related expenses—U.S. decreased due to the liquidation of three managed joint ventures. The expenses in Germany decreased due to lower expenses related to individual multifamily unit sales.

General and Administrative Expenses

General and administrative expenses increased 9.8% primarily due to a 2010 charge that resulted from the modification of a long-term incentive plan related to certain executive contracts, a 2010 increase in payroll and related costs and a decrease in the capitalization of certain overhead costs due to a decrease in the number of projects under development. These increases were partially offset by a decrease in severance payments to certain investment personnel in 2009 after a curtailment of our development activities.

Impairment on Real Estate Investments

We recorded $285.7 million and $90.0 million of impairments on real estate investments in 2010 and 2009, respectively, due to carrying values of certain properties exceeding our estimate of their undiscounted cash flows. The impairments resulted primarily from the revaluation of our assets in October 2007 when market values were high followed by the significant economic downturn in subsequent years. We believe the estimated fair value of real estate assets in our current portfolio has recovered significantly since those impairments were recorded.

Impairment on Mezzanine Notes Receivable

We recorded $5.5 million and $26.1 million of impairments on mezzanine notes receivable in 2010 and 2009, respectively. The value of the collateral supporting these notes declined to an extent that it was estimated to be worth less than the senior mortgage debt, exposing our junior position to losses.

Other Expenses

Other expenses decreased $6.4 million in 2010 as compared to 2009 primarily due to a 2009 owner-initiated consulting engagement and lower costs associated with debt restructuring efforts. We had costs in each year related to owner professional cost reimbursements and litigation-related costs related to the privatization.

We are not assuming responsibility in the formation transaction for the privatization-related legal contingencies and our sponsors and certain of their affiliates will agree to indemnify us for expenses or losses we incur as a result of these legal contingencies. In addition, following the formation transactions, we will not be responsible for reimbursing our sponsors or other owners for their professional costs. Accordingly, we do not expect our future results to be impacted by litigation costs related to these matters or the incremental costs related to our complex private capital structure.

Income (Loss) from Unconsolidated Entities

The $25.7 million increase in 2010 as compared to 2009 was primarily due to the increase in gains on the sale of joint venture assets.

Impairment on Investments in Unconsolidated Entities

The impairments reflected in 2009 were attributable to a significant decline in the underlying real estate values which caused us to conclude that certain of our recorded investments may not be recoverable following the upward revaluation of those assets in connection with the 2007 privatization.

Losses on Interest Rate Derivatives

The net losses on our undesignated derivatives in each year are primarily due to a decrease in the respective LIBOR forward rates, the change in spot rates at the time of settlement of our swaps resulting in higher settlement costs, and the near-term maturity of a number of our larger swaps. As a result, we have progressively fewer remaining swap payments, thus decreasing the swap liability as the maturity date approaches. We did not utilize hedge accounting for many of our derivatives subsequent to our privatization transaction on October 5, 2007 although we did have economic hedges in place during that time period. As a result of our decision to designate certain derivatives as hedges in 2010, the notional amount of our undesignated interest rate swaps decreased from $4.0 billion in 2009 to $497 million in 2010.

Other Non-Operating (Loss) Income

Other non-operating (loss) income reflects the effect of foreign currency exchange rates on transactions denominated in Euros for the periods presented. Therefore, the change between periods is due to the strengthening or weakening of the U.S. Dollar related to the Euro.

Net Gain (Loss) from Discontinued Operations

Net loss from discontinued operations was $127.0 million in 2010 compared to $77.0 million in 2009. The $50.0 million decrease was primarily due to the sale of three operating properties generating substantial gains during the year ended December 31, 2010 compared to two dispositions during 2009 that generated smaller gains. In addition, we recognized impairment losses on properties held for sale in 2009 and de minimis impairment in 2010. The impairment charges in 2009 resulted primarily from the significant economic downturn and resulting decline in real estate values experienced in 2008 following the upward revision of our asset values in connection with our 2007 privatization.

Liquidity and Capital Resources

Overview

Our short-term liquidity requirements are expected to consist primarily of funds necessary for debt service and other operating expenses, capital improvements, potential acquisitions, development expenditures, repayment of current debt maturities and the payment of dividends required to maintain our REIT status. We expect to meet our short-term liquidity requirements through cash and cash equivalents, net cash provided by our operations, proceeds from community dispositions and, if necessary, borrowings under a new revolving credit facility that we anticipate we will enter into in conjunction with this offering. As of August 31, 2012, we had $269.1 million of cash and cash equivalents and $482.0 million of available borrowing capacity under our revolving credit facility. In connection with this offering, we intend to enter into a new revolving credit facility to replace our existing revolving credit facility. We expect our new revolving credit facility to provide us with greater additional borrowing capacity than we currently have under our existing revolving credit facility. We also plan to exercise extension options with respect to all of our significant debt maturities during the remainder of 2012 and 2013 that are not repaid using the net proceeds from this offering. As of June 30, 2012, on a pro forma basis after giving effect to the formation transactions and this offering, including our anticipated use of substantially all of the net proceeds from this offering to repay outstanding indebtedness, and assuming our exercise of all available extension options, we would have only had $         million of outstanding indebtedness that was scheduled to mature before the end of 2013. As a result, we believe we have adequate capital resources in place to meet our requirements for the foreseeable future.

Our incremental long-term liquidity needs are expected to consist primarily of funds necessary for the repayment of debt, property acquisitions and new developments. We expect to meet our incremental long-term liquidity needs through some combination of net proceeds from this offering, net cash provided by our operations, borrowings under our anticipated new credit facility, which we expect to enter into concurrently with, before or shortly after the completion of this offering, mortgage financings, debt issuances, equity contributions by venture partners and subsequent common and/or preferred equity issuances.

We may also dispose of assets from time to time in order to enhance our potential for future growth or achieve other strategic objectives, which may provide an additional source of capital for liquidity needs such as property acquisitions or the repayment of outstanding debt.

2010 Financial Restructuring

On December 1, 2010, our sponsors and our former owners contributed approximately $5.5 billion (including accrued interest) of indebtedness in exchange for preferred equity interests in our predecessor. Our gross interest expense relating to this indebtedness decreased by approximately $193 million for the year ended December 31, 2011 as compared to the year ended December 31, 2010 as a result of this restructuring.

Contractual Obligations

The following table outlines the timing and amounts of required payments related to our contractual commitments as of June 30, 2012 on a pro forma basis after giving effect to the formation transactions and this offering, including our anticipated use of substantially all of the net proceeds from this offering to repay outstanding indebtedness:

Payments due by period (in thousands)
	2012	2013	2014	2015	2016	There- after	Total
Property mortgages and construction loans
Related party debt
Third party interest
Related party interest
Interest rate swap payments
Development and redevelopment expenditures
Lease commitments and other
Performance bonds

Total

The following table outlines the timing and amounts of required payments related to our contractual commitments as of December 31, 2011, excluding discretionary investment activities and equity distributions (in thousands):

	Payments due by period (in thousands)
	2012	2013	2014	2015	2016	There- after	Total
Property mortgages and construction loans (1)	$307,540	$335,598	$4,096,031	$1,005,861	$43,408	$3,526,718	$9,315,156
Related party debt (2)	18,000	—	—	—	—	—	18,000
Third party interest (3)	435,438	470,687	468,576	276,662	227,565	1,480,852	3,359,780
Related party interest (3)	3,946	—	—	—	—	—	3,946
Interest rate swap payments (3)	83,286	1,439	1,296	12	—	—	86,033
Development and redevelopment expenditures (4)	116,711	77,101	33,328	25,061	—	—	252,201
Lease commitments and other (5)	8,891	10,801	10,929	10,839	10,338	263,382	315,180
Performance bonds	14,420	—	—	—	—	—	14,420

Total	$988,232	$895,626	$4,610,160	$1,318,435	$281,311	$5,270,952	$13,364,716

(1)

The maturity schedule gives effect to extension options which we generally have the ability to exercise, subject to certain lender conditions, which we believe are reasonably achievable. We have $3.1 billion of contractual maturities that would otherwise be payable in 2012 but have extension rights that are exercisable at our option to extend the final maturities to 2014. The balances shown are net of a principal reserve fund balance of $33.6 million. Principal reserve fund balances are presented in restricted cash on the consolidated balance sheets and will be applied against the related debt balances when accepted by the respective lenders. Since we have already made these deposits, the corresponding debt balances are not included in the table above, but have not reduced our property mortgage balance on our balance sheet.
(2)	Reflects the December 31, 2011 balance under our prior revolving credit facility, which was repaid with proceeds from a third party revolving credit facility which has an initial expiration of November 1, 2014 with an extension option to August 23, 2015. See “2012 Credit Facility” in Note 5 in the consolidated and combined financial statements included elsewhere in this prospectus for more information.
(3)	Our variable rate debt is primarily set to LIBOR plus a spread; provided that a portion of our variable rate debt was based on other rates (Including SIFMA, which refers to the Securities Industry and Financial Markets Association, DMBS, which refers to the Discounted Mortgage-Backed Security, FMRB, which refers to the Freddie Mac Reference Bill, and EURIBOR, which refers to the Euro Interbank Offered Rate) that, as of December 31, 2011, were less than or substantially equivalent to LIBOR. Accordingly, we have calculated all of our future variable rate interest payments using the forward LIBOR curve that was in effect on December 31, 2011. We cannot make any assurances that the rates on the LIBOR curve we used will be the actual rates when the payments are calculated and paid in accordance with the terms of our debt agreements. The forward LIBOR curve assumes that the average LIBOR is 0.30%, 0.54%, 1.00%, 1.67% and 2.31% in 2012, 2013, 2014, 2015 and 2016, respectively.
(4)	Consists of planned development expenditures for communities under construction or in planning that we were contractually committed to fund as of December 31, 2011.
(5)	Excludes contingent rent payments. Amounts paid for contingent rent were $2.3 million, $1.2 million and $1.3 million in 2011, 2010 and 2009, respectively.

Outstanding Indebtedness

On a pro forma basis after giving effect to the formation transactions and this offering, including our anticipated use of substantially all of the net proceeds from this offering to repay outstanding indebtedness, we would have had approximately $         billion of consolidated outstanding indebtedness as of June 30, 2012. The following table summarizes our outstanding indebtedness as of June 30, 2012 on a historical and pro forma basis.

	Historical			Pro Forma
Debt	Principal Balance (1)	Unamortized Premium (Discount) (1)	Total (1)	Principal Balance (1)	Percentage of Total		Weighted Average Interest Rates (2)		Weighted Average Maturities (Years)
	(in thousands)	(in thousands)	(in thousands)
U.S. debt:
Fixed rate debt:
Secured—Senior Debt	$5,682,541	$532,981	$6,215,522	$
Secured—Subordinate Debt	853	—	853
Secured—Tax-exempt Bonds	62,200	997	63,197
Secured—Taxable Bonds	22,835	1,626	24,461
Secured—Construction / Land Loans	187,338	4,155	191,493

Total U.S. fixed rate debt	$5,955,767	$539,759	$6,495,526	$		%		%
Floating rate debt:
Secured—Senior Debt	2,137,449	(16,345)	2,121,104
Secured—Subordinate Debt	58,159	(4,322)	53,837
Secured—Tax-exempt Bonds	824,460	(93,725)	730,735
Secured—Construction / Land Loans	151,142	—	151,142
Revolving Credit Facility	53,629	—	53,629

Total U.S. floating rate debt	$3,224,839	$(114,392)	$3,110,447	$		%		%

Total U.S. debt	$9,180,606	$425,367	$9,605,973	$		%		%
International debt	$34,438	$—	$34,438	$		%		%

Total consolidated debt	$9,215,044	$425,367	$9,640,411	$		%		%

(1)	Based on actual balances as of June 30, 2012 excluding $1.0 million in Mello-Roos bonds. Our debt balances included an aggregate net premium of $425.4 million resulting from a revaluation of our assets and liabilities due to a change of control on June 6, 2012. The premium is primarily related to our fixed rate Secured-Senior Debt which had a weighted average remaining life to maturity of 3.2 years as of June 30, 2012. The discount is primarily related to our floating rate tax exempt bonds which had an average favorable spread to market on the June 6, 2012 valuation date of 166 basis points and a weighted average remaining life to maturity of 22.4 years as of June 30, 2012. The respective premiums and discounts are being amortized into interest expense on a straight-line basis over the underlying terms of the related debt.
(2)	Based on stated interest rates.

Revolving Credit Facility

On August 23, 2012, we entered into a new revolving credit facility with JPMorgan Chase Bank, N.A. and Citibank, N.A. This agreement amended and restated our prior facility in its entirety and consists of a $500 million secured revolving credit facility, which has an initial expiration of November 1, 2014, but which, subject to certain conditions, allows for an extension to August 23, 2015. The new credit facility provides a commitment for up to $75 million in swingline loans and up to $250 million for letters of credit. As of August 31, 2012, the new facility had no borrowings and $18.0 million outstanding under letters of credit, leaving available borrowing capacity of $482.0 million. Borrowings under the facility bear interest at a variable rate equal to, at our option, (i) a base rate plus an applicable margin which is initially 1.75% or (ii) LIBOR plus an applicable margin which is initially 2.75%. The revolving credit facility is guaranteed by certain consolidated affiliates, which indirectly own the majority of our assets, and is generally secured by a pledge of their equity. The revolving credit facility is freely prepayable at any time. Amounts paid down can be re-borrowed subject to customary borrowing conditions. The facility provides an accordion feature to increase, subject to certain conditions, the capacity by up to $500 million for a maximum potential commitment of $1 billion.

In conjunction with this offering, we anticipate replacing our existing revolving credit facility with a new revolving credit facility that we expect to have available for use to fund future capital expenditures, acquisitions, development activities, debt repayments and general corporate activities following this offering.

U.S. Property Mortgages and Other Secured Debt

As of June 30, 2012, we had $9.6 billion of consolidated U.S. property mortgages and other secured debt, excluding our secured revolving credit facility described above. On a pro forma basis after giving effect to the formation transactions and this offering, including our anticipated use of substantially all of the net proceeds from this offering to repay outstanding indebtedness, the amount of this indebtedness would have been approximately $         billion as of June 30, 2012. The following table sets forth detailed information with respect to our outstanding U.S. property mortgages and other secured debt as of June 30, 2012, including indebtedness that we intend to repay using the net proceeds from this offering.

							June 30, 2012
Property / Collateral Pool	Number of Assets Encumbered	Annual Interest Rate (1)	Amortization Period (Years)		Maturity Date		Principal Balance (2)	Unamortized Premium (Discount) (2)	Total (2)
							(in thousands)	(in thousands)	(in thousands)
Senior Debt
Fannie Mae Pool 7 (3)	18	6.193%	Interest Only		Nov-12	(4)	$896,274	$4,076	$900,350
Freddie Mac Senior Pool 1 (5)	12	L+1.025%	Interest Only		Nov-12	(4)	805,831	(4,709)	801,122
Fannie Mae Pool 9 (6)	7	L+1.265%	Interest Only		Nov-12	(4)	636,756	(3,210)	633,546
Freddie Mac Senior Pool 2 (7)	10	L+0.955%	Interest Only		Nov-12	(4)	384,718	(2,736)	381,982
Fannie Mae Pool 5 (8)	6	6.193%	Interest Only		Nov-12	(4)	297,592	1,354	298,946
Fannie Mae Pool 8 (9)	1	L+1.265%	Interest Only		Nov-12	(4)	9,845	(50)	9,795
Three Property Pool (10)	3	DMBS + 1.000%	Interest Only		Apr-13		146,000	(1,737)	144,263
Archstone San Bruno III	1	L+2.600%	Interest Only		May-13		47,000	(71)	46,929
Fannie Mae Pool 4 (11)	13	5.883%	Interest Only		Nov-14		963,498	62,757	1,026,255
Fannie Mae Pool 6 (12)	16	6.193%	Interest Only		Nov-15		940,923	95,011	1,035,934
Archstone Lexington	1	5.550%	Interest Only		Mar-16		17,135	1,596	18,731
Oakwood Gaithersburg	1	FMRB + 3.790%	Interest Only	(13)	Jan-17		14,940	511	15,451
Tempe Groves	1	FMRB + 3.060%	30		Apr-17		15,915	196	16,111
Fannie Mae Pool 3 (14)	15	6.256%	Interest Only		Nov-17		1,265,806	187,774	1,453,580
Fannie Mae Pool 2 (15)	11	6.256%	Interest Only		Nov-17		692,192	102,683	794,875
Fannie Mae Pool 1 (16)	8	6.256%	Interest Only		Nov-17		493,329	73,182	566,511
Champions Park	1	L+2.000%	30		Mar-21		39,152	(2,324)	36,828
Archstone Waterford Place	1	L+2.000%	30		Mar-21		24,470	(1,453)	23,017
Archstone Desert Harbor	1	L+2.000%	30		Mar-21		12,823	(761)	12,062
Archstone San Bruno II	1	5.370%	Interest Only	(18)	Apr-21		31,700	3,879	35,579
TIAA Loans (17)	2	6.180%	30		Aug-13	(4)	84,091	669	84,760

Subordinate Debt
Archstone Calabasas (Second Mortgage)	1	DMBS + 1.440%	30		Aug-18		58,159	(4,322)	53,837
Archstone Avenir (Massachusetts Housing Grant)	1	0.100%	Interest Only		May-61		853	—	853
Tax-exempt Bonds
Archstone Calabasas	1	SIFMA + 1.484%	Interest Only	(19)	Apr-28		44,410	(4,978)	39,432
Archstone Midtown West	1	SIFMA + 1.127%	30		May-29		100,500	(11,974)	88,526
Archstone 101 West End	1	SIFMA + 0.874%	30		May-31		126,000	(14,946)	111,054
Archstone East 39th	1	SIFMA + 1.169%	27.75		Nov-31		70,000	(7,972)	62,028
Archstone West 54th	1	SIFMA + 1.444%	30		Aug-32		55,100	(5,983)	49,117
Archstone Chelsea	1	SIFMA + 1.342%	30		Nov-36		95,500	(10,969)	84,531

						June 30, 2012
Property / Collateral Pool	Number of Assets Encumbered	Annual Interest Rate (1)	Amortization Period (Years)		Maturity Date	Principal Balance (2)	Unamortized Premium (Discount) (2)	Total (2)
						(in thousands)	(in thousands)	(in thousands)
Archstone Meadowbrook Crossing	1	SIFMA + 3.327%	30		Nov-36	62,200	997	63,197
Archstone San Bruno	1	SIFMA + 1.351%	30		Dec-37	64,450	(6,981)	57,469
Archstone Clinton	1	SIFMA + 1.525%	40		Nov-38	147,000	(15,959)	131,041
Archstone Clinton II	1	SIFMA + 1.525%	40		Nov-38	121,500	(13,964)	107,536
Taxable Bonds
Archstone Meadowbrook Crossing	1	L+3.170%	30		Nov-36	22,835	1,626	24,461
Construction / Land Loans
Parkland Gardens	1	L+2.250%	30		May-15	11,095	—	11,095
Archstone Avenir	1	L+2.500%	Interest Only	(20)	Jul-12	87,638	—	87,638
San Tan Construction Loan	1	7.362%	30		Sep-12	14,657	—	14,657
Archstone Breakwater at Marina del Rey	1	L+2.550%	Interest Only		Sep-14	27,000	—	27,000
Archstone Toscano	1	L+6.000%	Interest Only		May-15	23,983	—	23,983
Archstone Gaithersburg Station	1	4.790%	Interest Only	(21)	Apr-53	67,077	(6,407)	60,670
Archstone First+M	1	5.600%	Interest Only	(21)	May-53	105,605	10,562	116,167
Archstone Memorial Heights	1	L+2.500%	Interest Only		May-15	1,425	—	1,425

Total						$9,126,977	$425,367	$9,552,344

(1)	Based on stated interest rates. For purposes of this table, “L” refers to LIBOR.
(2)	Based on actual balances as of June 30, 2012 excluding $1.0 million in Mello-Roos bonds. Our debt balances included an aggregate net premium resulting from the push-down revaluation associated with the Lehman Transaction on June 6, 2012. The premium is primarily related to our fixed rate Secured-Senior Debt which had a weighted average remaining life to maturity of 3.2 years as of June 30, 2012. The discount is primarily related to our floating rate tax exempt bonds which had an average favorable spread to market on the June 6, 2012 valuation date of 166 basis points and a weighted average remaining life to maturity of 22.4 years as of June 30, 2012. The respective premiums and discounts are being amortized into interest expense on a straight-line basis over the underlying terms of the related debt.
(3)	Secured by Archstone Sierra Del Oro, Archstone Walnut Creek Station, Archstone Fremont Center, Archstone Ventura Colony, Archstone Long Beach Harbor, The Albemarle, Archstone Dupont Circle, The Statesman, The Consulate, Archstone Quincy, Archstone Russett, Archstone Crystal Place, Archstone Lofts 590, Oakwood Crystal City, Archstone Charter Oak, Archstone Ballston Square, Archstone Monument Park and Archstone Virginia Square.
(4)	One two-year extension option or two one-year extension options are remaining.
(5)	Secured by Archstone Vanoni Ranch, Archstone Warner Center, Archstone City Place, Archstone Fox Plaza, Archstone Thousand Oaks Crest, The Flats at Dupont Circle, Archstone Boston Common, Archstone Redmond Campus, Archstone Northcreek, Archstone Redmond Park, Archstone Redmond Court and Archstone Belltown.
(6)	Secured by Archstone Encinitas, Archstone Van Ness, The Westmont, Archstone Murray Hill, Archstone West 96th, Crystal House and Archstone Crystal Towers.
(7)	Secured by Archstone Agoura Hills, Archstone Sausalito, Archstone Long Beach, Archstone Del Mar Heights, Archstone Delray Beach, Archstone Brooklyn Heights, Archstone Memorial Heights, Westchester at Clairmont and Archstone Terracina.
(8)	Secured by Archstone Walnut Creek, Harborside, Archstone Willow Glen, Archstone Pasadena, Archstone Glendale and Archstone Thousand Oaks Plaza.
(9)	Secured by Archstone Cedar River.
(10)	Secured by Archstone La Mesa, Archstone South San Francisco and Archstone Wheaton Station.
(11)	Secured by Archstone Calvert Woodley, Cleveland House, Alban Towers, Archstone 2501 Porter, Archstone Cronin’s Landing, Archstone CambridgePark, Archstone Simi Valley, Archstone Marina del Rey, Archstone Columbia Crossing, Archstone Tysons Corner, Archstone Courthouse Plaza, Archstone Courthouse Place and Archstone Reston Landing.
(12)	Secured by Archstone West Valley (f/k/a Oakwood San Jose South), Archstone Seal Beach (f/k/a Oakwood Long Beach Marina), Oakwood Marina del Rey, Oakwood Toluca Hills, Archstone Woodland Hills, Archstone Mountain View, Archstone Emeryville, Archstone Ventura, Archstone Tunlaw Gardens, Archstone Glover Park, Oakwood Boston, Oakwood Philadelphia, Oakwood Arlington, Archstone Fairchase, Archstone Bellevue and Archstone Elliott Bay.

(13)	Interest only until March 2012, when 30-year amortization payments begin.
(14)	Secured by Archstone Del Mar Station, Archstone Oak Creek, Archstone Santa Monica, Archstone Santa Monica on Main, Archstone Studio City, Archstone Westside, Archstone Hoboken, Archstone Santa Clara, Archstone Pentagon City, Water Park Towers, Archstone 2201 Wilson, Archstone Ballston Place, Archstone Rosslyn, Archstone Connecticut Heights and Park Connecticut.
(15)	Secured by Archstone Kendall Square, Archstone Los Feliz, Archstone Old Town Pasadena, Archstone Playa del Rey, Archstone Thousand Oaks, Archstone Camargue, Archstone La Jolla Colony, Archstone San Mateo, Archstone South Market, Archstone Walnut Ridge and Archstone Redmond Lakeview.
(16)	Secured by Archstone Bear Hill, Archstone Quarry Hills, Archstone Watertown Square, Archstone Cupertino, Archstone Emerald Park, Archstone Hacienda, Archstone Mountain View and Archstone Redwood Shores.
(17)	Secured by Westchester Rockville Station and Westchester at the Pavilions.
(18)	Interest only until May 2013, when 30-year amortization payments begin.
(19)	Interest only until September 2018, when 30-year amortization payments begin.
(20)	On August 31, 2012, we entered into a new $103.1 million loan for Archstone Avenir with a fixed 3.12% interest rate and a maturity in September 2022.
(21)	Interest only until June 2013, when 40-year amortization payments begin.

Early repayment of Fannie Mae pools 1-4 and 6 are subject to prepayment penalties equal to the greater of yield maintenance (a market rate present value of the right to receive the remaining interest payments determined in accordance with the loan’s terms) or 1% of the outstanding principal balance; provided that they are prepayable without penalty within six months prior to their stated maturities. Fannie Mae pools 5 and 7 are currently within six months of their stated maturity and, as a result, are prepayable without penalty at any time. Fannie Mae pools 8 and 9 and Freddie Mac pools 1 and 2 are not subject to prepayment penalties.

Early repayment of the majority of the remainder of our U.S. property mortgages and other secured debt is generally not subject to material prepayment penalties. However, certain of these mortgages are subject to prepayment penalties equal to the greater of yield maintenance or a percentage of the outstanding principal amount (typically 1%). In addition, our U.S. property mortgages and other secured debt generally require certain mandatory prepayments upon disposition of underlying collateral.

In general, for our U.S. property mortgages and other secured debt, other than construction loans, the lender’s recourse for a particular loan (other than for customary environmental indemnities and other specified non-recourse carveouts relating to specified covenants and representations) is limited to the specific identified collateral for that loan and in some cases reimbursement agreements, there are no cross default or cross collateral provisions (other than secured debt relating to assets within the same collateral pools or certain cross default and cross collateral provisions across certain of our Fannie Mae debt pools) and we are not subject to material financial covenants other than guarantor net worth and liquidity covenants related to the recourse component for certain construction loans. With respect to our Fannie Mae debt, Fannie Mae pools 1 and 2 each have mutual cross default provisions relating to the other pool, Fannie Mae pools 5 and 7 each have mutual cross default provisions relating to the other pool and Fannie Mae pools 8 and 9 each have mutual cross default provisions relating to the other pool.

International Indebtedness

As of June 30, 2012, we also had the equivalent of $34.4 million of consolidated indebtedness secured by ten of our international apartment properties, comprised of one mortgage with an interest rate of EURIBOR plus 1% that is scheduled to mature in January 2013.

Planned Investments

The following is a summary of planned investments as of June 30, 2012 including consolidated joint ventures at our economic share. The amounts labeled “Discretionary” represent future investments that we plan to make, although there is not a contractual commitment to do so. The amounts labeled “Committed” represent the approximate amount that we are contractually committed to fund in accordance with contracts. Committed construction financing is in place for most of the committed development-related expenditures but not for the discretionary development expenditures.

	Planned Investments (in thousands)
	Discretionary	Committed
Communities under construction (1)	$—	$180,797
Communities in planning and owned	1,539,174	179,498
Communities in planning and under control	1,212,852	—
Funding commitments to joint ventures	—	63,581

Total	$2,752,026	$423,876

(1)	We have construction loans in place to fund these investments under which the lenders are generally contractually committed to lend to us amounts equal to the amounts which become due and payable each month under the construction contracts. Please refer to “—Liquidity and Capital Resources—Outstanding Indebtedness—U.S. Properties and Other Secured Debt” for further information on outstanding balances and terms of the construction loans.

Refer to “—Business and Properties—Development Pipeline” for additional information regarding our development activity.

In addition to the planned investments noted above, we expect to make additional investments relating to planned expenditures on recently acquired communities, redevelopment expenditures on existing operating communities and recurring expenditures to maintain our established operating communities. During 2011 we spent $49.9 million, or $1,119 per U.S. weighted average apartment unit outstanding, representing approximately 7.5% of the corresponding NOI for the same period, on recurring capital expenditures for our consolidated U.S. operating portfolio, excluding communities contributed to joint ventures and communities sold or held for sale as of June 30, 2012. During the six months ended June 30, 2012 we spent $18.5 million, or $408 per U.S. weighted average apartment unit outstanding, representing approximately 5.2% of the corresponding NOI for the same period, on recurring capital expenditures for our consolidated U.S. operating portfolio, excluding communities contributed to joint ventures and communities sold or held for sale as of June 30, 2012. We expect our 2012 and 2013 per unit spending on recurring capital expenditures to be higher than in 2011 due to higher labor and material cost increases related to larger capital projects such as roof replacements, parking lot resurfacing, exterior painting and balcony expenditures.

We anticipate completion of the consolidated communities that are currently under construction by the second quarter of 2014. The completion of the communities that are currently in planning depends largely on market conditions and our ability to secure funding and approvals and to begin development activities on these communities. We currently anticipate funding approximately $100 million of our committed investments and $500 million of our discretionary investments with respect to our communities that are under construction or in planning and owned during the remainder of 2012 and 2013. We plan to fund all of these investments using construction loans that are either in place or that we intend to obtain or our revolving credit facility. No assurances can be given that communities we do not own will be acquired or that planned developments will actually occur. In addition, actual costs incurred could be greater or less than our current estimates.

Aside from the equity commitments shown in the table above, we may make other investments in unconsolidated joint ventures through either contribution of certain real estate assets or cash contributions but we generally do not intend to make investments in joint ventures for which the venture is not able to obtain venture level debt and equity financing to fund its development and operations.

Historical Cash Flow Summaries

The following cash flow discussions should be read in conjunction with the consolidated and combined statements of cash flows for the six months ended June 30, 2012 and 2011 and the years ended December 31, 2011, 2010 and 2009.

Six Months Ended June 30, 2012 Compared to the Six Months Ended June 30, 2011

Our net cash flow provided by operating activities was $58.5 million for the six months ended June 30, 2012 as compared to $118.0 million for the comparable period in 2011. The $59.5 million decrease was attributable primarily to the timing of real estate escrow payments, a higher return on investments from certain joint ventures in 2011, a 2012 decrease in other income and timing of payments of corporate obligations, all of which was slightly offset by a 2012 increase in NOI and a decrease in interest expense.

Net cash flow provided by investing activities was $93.8 million for the six months ended June 30, 2012 as compared to a cash use of $192.1 million for the comparable period in 2011. The cash flow increase of $285.9 million was mainly due to an increase in proceeds from dispositions and lower spending on real estate investments in 2012.

Our net cash flow used in financing activities was $181.7 million for the six months ended June 30, 2012 as compared to $70.6 million in cash provided by financing activities for the comparable period in 2011. The $111.1 million change was primarily attributable to lower proceeds from borrowings to finance acquisitions, lower borrowing proceeds under our credit facility and the funding of redemptions of certain of our predecessor’s noncontrolling preferred interests.

Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

Our net cash flow provided by operating activities was $227.8 million in 2011 as compared to net cash flow used in operating activities of $2.3 million in 2010. The $230.1 million increase was primarily due to a decrease in payments related to interest rate swaps which were not designated as hedges for accounting purposes, higher NOI from our communities, a decrease in interest expense and timing of payments of corporate obligations.

Net cash flow provided by investing activities was $671.7 million in 2011 as compared to $155.5 million in 2010. The increase of $516.2 million was mainly due to an increase in proceeds from dispositions in 2011 partially offset by an increase in real estate investments during 2011.

Our net cash flow used in financing activities was $883.4 million in 2011 compared to $132.4 million in 2010, for an increase of $751 million. We paid $704.3 million more towards mortgage payables during 2011 as compared to 2010 primarily as a result of dispositions during the year.

Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009

Net cash flow used in operating activities was $2.3 million in 2010 compared to $222.8 million in 2009. The $220.5 million cash flow increase was due mainly to lower interest expense, higher NOI from our communities and timing of payments of corporate obligations.

Net cash flow provided by investing activities was $155.5 million in 2010 as compared to a net use of $30.9 million in 2009. The increase of $186.4 million was due primarily to an increase in proceeds from dispositions partially offset by lower spending on real estate investments.

Our net cash flow used in financing activities was $132.4 million in 2010 as compared to net cash flow provided by financing activities of $219.2 million in 2009. The net cash flow decrease of $351.6 million was due primarily to an increase in debt principal payments from disposition proceeds offset by lower proceeds from new borrowings.

Off-Balance Sheet Arrangements

As of June 30, 2012, we had investments in nine unconsolidated joint ventures holding U.S. operating communities, including six that we managed and three that are managed by third parties, and four unconsolidated joint ventures holding communities under development or in planning. Our economic ownership interests range from 1% to 85%. As of June 30, 2012, the aggregate unconsolidated joint venture debt, including both our and our partners’ share, incurred by these ventures was $1.8 billion, of which our pro rata share was $340.2 million. We generally do not guarantee any of our operating joint ventures’ obligations under their indebtedness other than providing customary environmental indemnities and guarantees of specified non-recourse carveouts relating to specified covenants and representations; however, we may elect to fund additional capital to a joint venture through equity contributions (generally on a basis proportionate to our ownership interests), advances or partner loans in order to enable the joint venture to repay this indebtedness upon maturity. In addition, on development joint ventures, we may guarantee a portion of the underlying construction loan. The following table sets forth detailed information with respect to this indebtedness as of June 30, 2012.

Property / Collateral Pool	Percentage Ownership	Number of Assets Encumbered	Annual Interest Rate (1)	Amortization Period (Years)	Maturity Date	Outstanding Balance at June 30, 2012
						Total (2)	Pro Rata Share
						(in thousands)
Archstone Multifamily Partners AC LP (3)	28.6%	N/A	L+2.25%	Interest Only	Sep-13	$14,917	$4,262
Archstone Sunnyvale	28.6%	1	5.44%	30	Jan-19	31,300	8,942
Archstone Kips Bay	28.6%	1	4.25%	30	Jan-19	70,000	19,999
Archstone Boca Raton	28.6%	1	3.52%	30	Feb-19	25,000	7,143
Archstone Kirkland at Carillon Point	28.6%	1	3.75%	30	Jan-19	30,615	8,747
Archstone Multifamily Partners AC JV LP (4)	20.0%	N/A	6.00%	Interest Only	June-25	162,300	32,460
Archstone Presidio View	10.0%	1	5.750%	Interest Only	Jan-20	33,950	3,395
OC/SD Partners LP (5)	10.0%	16	6.010%	Interest Only	Nov-14	820,000	82,000
OC/SD Partners LP (5)(6)	10.0%	16	L+3.000%	Interest Only	Nov-14	275,000	27,500
Archstone Yorba Linda	20.0%	1	5.880%	Interest Only	Dec-14	27,700	5,540
Lake Mendota Investments LLC (Fixed) (7)	20.0%	5	5.797%	Interest Only	Dec-15	92,321	18,464
Lake Mendota Investments LLC (7)	20.0%	5	DMBS + 0.375%	Interest Only	Dec-15	38,000	7,600
Archstone Yorba Linda	20.0%	1	SIFMA + 1.196%	Interest Only	Dec-29	29,000	5,800
Archstone Wisconsin Place (8)	75.0%	1	L+3.000%	30	Jul-12	127,486	95,615
Brandywine—Senior Debt (9)	26.1%	1	4.780%	30	Jun-13	18,044	4,706
Tenside (9)	20.0%	1	3.66%	30	Dec-18	30,550	6,110
Archstone Tech Ridge (9)	1.0%	1	4.05%	30	Mar-22	16,200	162
Santa Clarita (8)	21.6%	1	4.05%	Interest Only	Feb-15	3,559	769
San Norterra (9)	85.0%	1	L+2.250%	Interest Only	Jan-15	1,192	1,013

Total						$1,847,134	$340,227

(1)	Based on stated interest rates. For purposes of this table, “L” refers to LIBOR.
(2)	Based on principal balances outstanding as of June 30, 2012 excluding a premium adjustment of $2.7 million and $9.7 million in Mello-Roos bonds.
(3)	Secured by investor subscription agreements.
(4)	Unsecured loans by investors.
(5)	Secured by Archstone Escondido, Archstone Tustin, Archstone Aliso Town Center, Archstone La Jolla, Archstone Huntington Beach, Archstone University Towne Ctr, Archstone Seascape, Archstone Las Flores, Archstone Aliso Viejo, Archstone Torrey Hills, Archstone Mission Viejo, Archstone Mission Valley, Archstone Harborview, Archstone Fountain Valley, Archstone Pacific View and Archstone Placentia Place.
(6)	Mezzanine loan.
(7)	Secured by Archstone Pembroke Landings, Archstone Cheshire Bridge, Archstone Windward, Archstone Preston Park and Archstone at MacArthur.
(8)	We provided aggregate payment guarantees on these two loans of $23.1 million as of June 30, 2012. The payment guarantee on Archstone Wisconsin Place was eliminated on July 26, 2012 due to a recent refinancing, leaving only $3.6 million related to Santa Clarita. On July 26, 2012, we entered into a new $151.9 million loan for Archstone Wisconsin Place with a fixed 3.16% interest rate, interest only payments until September 2019 and a maturity in August 2022.
(9)	Reflects a community managed by a third party.

Early repayment of the OC/SD Partners LP senior debt is subject to prepayment penalties of the greater of yield maintenance or 0.75% of the outstanding principal amount; provided that it is freely prepayable at any time within 90 days prior to its stated maturity upon 30 days prior written notice. The OC/SD Partners LP mezzanine loan is not subject to material prepayment penalties. Certain of the remainder of the indebtedness of our unconsolidated joint ventures is subject to prepayment penalties equal to yield maintenance or a percentage of the outstanding principal amount (typically 1%).

As of June 30, 2012, our German fund, in which we held a 16.46% interest, had the equivalent of $848.2 million of unconsolidated international indebtedness, of which our pro rata share was $139.3 million. This indebtedness was comprised of 20 mortgages originated by private sector lenders with an aggregate principal amount of $831.5 million, a weighted average interest rate of 4.65% and maturity dates ranging from April 2013 to February 2021 and 70 mortgages originated pursuant to subsidized government programs with an aggregate principal amount of $16.7 million, a weighted average interest rate of 0.64% and maturity dates ranging from February 2013 to October 2095. These mortgages require payment of interest only during the term and, in the aggregate, these mortgages were secured by 235 apartment properties held by our German fund. Prepayment, with respect to the private sector mortgages, is generally subject to prepayment penalties equal to a market rate present value of the right to receive the remaining interest payments determined in accordance with the loan’s terms. The mortgages originated pursuant to subsidized government programs are prepayable without penalty. We generally have not guaranteed any of our German fund’s obligations under these mortgages other than providing customary environmental indemnities and guarantees of specified non-recourse carveouts relating to specified covenants and representations; however, we may elect to fund additional capital through equity contributions (generally on a basis proportionate to our ownership interests), advances or partner loans in order to enable our German fund to repay this indebtedness upon maturity.

Refer also to Notes 1 and 4 in the notes to the consolidated and combined financial statements for additional information regarding our investments in unconsolidated entities.

Inflation

Our rental revenues are derived from apartment properties. Due to the short-term nature of most apartment unit leases (typically one year or less), we will seek to adjust rents to meet or exceed inflation upon renewal of existing leases or commencement of new leases, although we cannot assure that we will be able to adjust rents in response to inflation.

Non-GAAP Financial Measures

We use and present funds from operations, or FFO, NOI, and earnings before interest taxation depreciation and amortization, or EBITDA, as supplemental measures of our performance. The summary below describes our use of FFO, NOI and EBITDA, provides information regarding why we believe these measures are meaningful supplemental measures of our performance and reconciles these measures from our net income (loss) or income (loss) from operations, as applicable, presented in accordance with GAAP.

Funds From Operations

Funds from operations, or FFO, is a supplemental measure of our performance. We present FFO calculated in accordance with the current NAREIT definition and refer to it as NAREIT FFO. In addition, we present Core FFO which adjusts NAREIT FFO for certain other adjustments that we believe enhance the comparability of our FFO across periods and to the FFO reported by other publicly traded multifamily REITs. FFO is a supplemental performance measure that is commonly used in the real estate industry to assist investors and analysts in comparing results of real estate companies.

NAREIT FFO adjusts GAAP net income (loss) to exclude real estate-related depreciation and amortization, gains and losses from the sales of previously depreciated properties and real estate-related impairments. Our share of NAREIT FFO relating to our unconsolidated entities is calculated on the same basis as our consolidated entities. Since values for well-maintained real estate assets have historically increased or decreased based upon prevailing market conditions (in contrast to the systematic decline reflected in depreciation charges required under GAAP), many investors consider FFO to be a useful alternative view of our operating performance, particularly with respect to our rental properties.

We adjust NAREIT FFO to present Core FFO, which, when applicable, excludes gains and losses related to unit sales by our international subsidiaries, costs related to operating community acquisitions and debt extinguishment costs related to dispositions of previously depreciated real estate. After the privatization, we did not elect hedge accounting with respect to many of our interest rate derivatives. Therefore, we also adjust NAREIT FFO to add back the unrealized gains and losses on our undesignated derivatives as if we had applied hedge accounting to achieve better comparability to other publicly traded multifamily REITs, most of which, we believe apply hedge accounting for interest rate derivatives. We exclude foreign currency exchange translation adjustments resulting from certain debt transactions between us and our European subsidiaries in order to remove the effects of these non-cash fluctuations from period to period that cause both positive and negative short-term effects on our results of operations, in inconsistent and unpredictable directions that are not necessarily indicative of our long-term outlook.

NAREIT FFO and Core FFO are presented as supplemental financial measures and do not fully represent our operating performance. Other real estate companies may use different methodologies for calculating NAREIT FFO or use other definitions of FFO and, accordingly, our presentation of these measures may not be comparable to other real estate companies. We believe that GAAP net income (loss) remains the primary measure of operating performance and that any calculation of NAREIT FFO or Core FFO is only meaningful when it is used in conjunction with GAAP net income (loss). Neither NAREIT FFO nor Core FFO is intended to be a measure of cash flow or liquidity. Please refer to our consolidated and combined financial statements, prepared in accordance with GAAP, for purposes of evaluating our financial condition, results of operations and cash flows.

The following are reconciliations of our calculation of NAREIT FFO and Core FFO for each period to GAAP net income (loss) (dollar amounts in thousands) (unaudited).

	Pro Forma	Historical				Pro Forma	Historical
	Archstone Inc.	Archstone Inc. Predecessor				Archstone Inc.	Archstone Inc. Predecessor				Combined Predecessors
	Six Months Ended June 30,	Three Months Ended June 30,		Six Months Ended June 30,		Years Ended December 31,
	2012	2012 (1)	2011	2012 (1)	2011	2011	2011	2010	2009	2008 (2)	2007 (2)
Net income (loss)	$	$(82,736)	$(58,107)	$(126,347)	$(123,382)	$	$(41,229)	$(908,968)	$(918,223)	$(3,668,735)	$333,067
Depreciation and amortization of real estate investments		141,546	96,879	239,397	189,421		383,612	378,507	369,923	515,151	348,904
Depreciation and amortization of real estate investments—unconsolidated entities		2,432	4,313	9,592	10,948		20,987	25,446	28,259	35,644	19,481
(Gains) losses on disposition of real estate investments, net		809	—	809	—		(21,770)	—	—	—	—
Net (gain) loss from disposition of depreciated real estate, net—unconsolidated entities		(618)	(1,296)	(25,850)	(2,465)		(66,620)	(24,928)	(2,245)	(5,669)	625
(Gain) on step-acquisition of a previously unconsolidated entity		—	—	—	—		(72,705)	—	—	—	—
Discontinued operations:
Depreciation and amortization of real estate investments		1,442	8,857	3,380	16,957		20,756	44,981	47,479	73,241	64,592
(Gains) losses on disposition of real estate investments, net		(49)	(354)	(1,092)	595		(115,277)	(83,239)	(8,591)	199,618	(644,670)
Impairments on real estate investments		—	—	—	—		10,919	457,132	228,844	2,123,069	—

NAREIT FFO		62,826	50,292	99,889	92,074		118,673	(111,069)	(254,554)	(727,681)	121,999
Costs related to operating community acquisitions		110	—	(129)	—		3,597	—	—	—	—
Debt extinguishment costs related to dispositions of depreciated real estate		100	—	370	—		2,671	8,981	43	7,849	5,230
Unrealized (gains) losses on interest rate derivatives not formally designated as hedges		5,826	14,102	(2,066)	(9,242)		(2,527)	(127,608)	(86,691)	158,246	131,010
Gain (loss) from international unit sales		633	1,297	1,791	2,494		5,261	4,027	2,321	4,932	—
Foreign currency exchange (gain) loss, net		(1,438)	336	(734)	1,105		(349)	(2,262)	485	(2,968)	—

Core FFO	$	$68,057	$66,027	$99,121	$86,431	$	$127,326	$(227,931)	$(338,396)	$(559,622)	$258,239

(1)	For Archstone Inc. Predecessor, the three and six months ended June 30, 2012 are comprised of the following periods:

	Three Months Ended June 30, 2012			Six Months Ended June 30, 2012
	Period from June 6 through June 30	Period from April 1 through June 5	Total	Period from June 6 through June 30	Period from January 1 through June 5	Total
Net income (loss)	$(56,511)	$(26,225)	$(82,736)	$(56,511)	$(69,836)	$(126,347)
Depreciation and amortization of real estate investments	70,593	70,953	141,546	70,593	168,804	239,397
Depreciation and amortization of real estate investments—unconsolidated entities	380	2,052	2,432	380	9,212	9,592
(Gains) losses on disposition of real estate investments, net	—	809	809	—	809	809
Net (gain) loss from disposition of depreciated real estate, net—unconsolidated entities	(608)	(10)	(618)	(608)	(25,242)	(25,850)
(Gain) on step-acquisition of a previously unconsolidated entity	—	—	—	—	—	—
Discontinued operations:
Depreciation and amortization of real estate investments	178	1,264	1,442	178	3,202	3,380
(Gains) losses on disposition of real estate investments, net	—	(49)	(49)	—	(1,092)	(1,092)
Impairments on real estate investments	—	—	—	—	—	—

NAREIT FFO	14,032	48,794	62,826	14,032	85,857	99,889
Costs related to operating community acquisitions	84	26	110	84	(213)	(129)
Debt extinguishment costs related to dispositions of depreciated real estate	100	—	100	100	270	370
Unrealized (gains) losses on interest rate derivatives not formally designated as hedges	(1,188)	7,014	5,826	(1,188)	(878)	(2,066)
Gain (loss) from international unit sales	606	27	633	606	1,185	1,791
Foreign currency exchange (gain) loss, net	(627)	(811)	(1,438)	(627)	(107)	(734)

Core FFO	$13,007	$55,050	$68,057	$13,007	$86,114	$99,121

(2)	The information for the periods prior to 2009 was derived from audited financial statements and adjusted to reflect communities subsequently classified as discontinued operations on or before June 30, 2012.

The amounts presented in the NAREIT FFO and Core FFO tables above include the following non-cash amortization-related items which increase (decrease) net income (loss), NAREIT FFO and Core FFO.

	Pro Forma	Historical				Pro Forma	Historical
	Archstone Inc.	Archstone Inc. Predecessor				Archstone Inc.	Archstone Inc. Predecessor				Combined Predecessors
	Six Months Ended June 30,	Three Months Ended June 30,		Six Months Ended June 30,		Years Ended December 31,
	2012	2012 (1)	2011	2012 (1)	2011	2011	2011	2010	2009	2008 (2)	2007 (2)
Debt premium/discount amortization, net	$	$6,946	$(28)	$6,917	$(57)	$	$(113)	$(113)	$(113)	$(365)	$9,320
Non-compete amortization		—	—	—	—		—	(2,600)	(3,467)	(4,333)	—
Management agreement value amortization		(663)	(235)	(899)	(471)		(942)	(1,490)	(2,644)	(3,306)	—
Revenue management license amortization/software amortization		(38)	—	(38)	—		—	(900)	(900)	(1,125)	—
Above/below market lease amortization		668	815	1,423	1,671		2,680	3,408	3,510	3,399	954
Ground lease intangible amortization		(1,194)	(1,085)	(2,279)	(2,169)		(4,339)	(4,339)	(4,339)	(4,289)	(1,134)

Net amortization	$	$5,719	$(533)	$5,124	$(1,026)	$	$(2,714)	$(6,034)	$(7,953)	$(10,019)	$9,140

(1)	For Archstone Inc. Predecessor, the three and six months ended June 30, 2012 are comprised of the following periods:

	Three Months Ended June 30, 2012			Six Months Ended June 30, 2012
	Period from June 6 through June 30	Period from April 1 through June 5	Total	Period from June 6 through June 30	Period from January 1 through June 5	Total
Debt premium/discount amortization, net	$6,966	$(20)	$6,946	$6,966	$(49)	$6,917
Management agreement value amortization	(493)	(170)	(663)	(493)	(406)	(899)
Revenue management license amortization/software amortization	(38)	—	(38)	(38)	—	(38)
Above/below market lease amortization	215	453	668	215	1,208	1,423
Ground lease intangible amortization	(411)	(783)	(1,194)	(411)	(1,868)	(2,279)

Net amortization	$6,239	$(520)	$5,719	$6,239	$(1,115)	$5,124

(2)	The information for the periods prior to 2009 was derived from audited financial statements and adjusted to reflect communities subsequently classified as discontinued operations on or before June 30, 2012.

Net Operating Income

NOI is a metric we use to measure the operating performance of our consolidated operating communities, which we define as rental revenues less rental expenses (which includes costs associated with on-site and property management personnel, utilities, repairs and maintenance, property insurance, marketing, landscaping and other on-site and related administrative costs and excludes community ground lease expense) and real estate taxes. Pro rata NOI represents the sum of our economic share of the NOI from consolidated and unconsolidated communities. NOI is considered by management to be an important and appropriate supplemental performance measure to net income (loss) because we believe it helps both investors and management to understand the core operations of a community excluding corporate and financing-related costs and non-cash depreciation and amortization. NOI is an unlevered operating performance metric of a community and allows for a useful comparison of the operating performance of individual assets or groups of assets. This measure thereby provides an operating perspective not immediately apparent from GAAP income (loss) from operations or net income (loss). In addition, NOI is considered by many in the real estate industry to be a useful starting point for determining the value of a real estate asset or group of assets. Other real estate companies may use different methodologies for calculating NOI, and accordingly, our presentation of NOI may not be comparable to other real estate companies. Due to the exclusion of the items shown in the reconciliation below, NOI should only be used as a supplemental measure of our financial performance. NOI does not represent cash generated from operating activities in accordance with GAAP. Therefore, NOI should not be considered an alternative to income (loss) from operations as an indication of our performance. NOI should also not be considered an alternative to net cash flow from operating activities, as determined by GAAP, as a measure of liquidity, nor is NOI necessarily indicative of cash available to fund cash needs.

The following are reconciliations of our calculation of NOI for each period to income (loss) from operations as computed in accordance with GAAP (dollar amounts in thousands) (unaudited):

	Pro Forma	Historical				Pro Forma	Historical
	Archstone Inc.	Archstone Inc. Predecessor				Archstone Inc.	Archstone Inc. Predecessor				Combined Predecessors
	Six Months Ended June 30,	Three Months Ended June 30,		Six Months Ended June 30,		Years Ended December 31,
	2012	2012 (1)	2011	2012 (1)	2011	2011	2011	2010	2009	2008 (2)	2007 (2)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
NOI	$	$182,499	$164,180	$359,266	$325,047	$	$672,936	$618,393	$608,776	$597,359	$609,301
Management and other fees		6,775	8,058	15,548	14,981		31,220	31,396	27,281	24,497	20,163
Interest and other income		3,565	11,465	4,319	12,670		39,258	27,060	11,889	33,927	83,480
Depreciation and amortization of real estate investments		(141,546)	(96,879)	(239,397)	(189,421)		(383,612)	(378,507)	(369,923)	(515,151)	(348,904)
Net interest expense		(95,294)	(104,809)	(198,907)	(208,913)		(413,002)	(616,666)	(647,196)	(847,910)	(419,057)
Management and other fee-related expenses		(6,994)	(6,188)	(12,452)	(13,559)		(28,123)	(22,548)	(24,543)	(23,302)	(24,111)
General and administrative expenses		(16,794)	(15,795)	(32,208)	(31,618)		(66,322)	(73,202)	(66,650)	(79,233)	(84,374)
Impairment on real estate investments		—	—	—	—		—	(285,717)	(89,993)	(1,713,849)	—
Impairment on mezzanine notes receivable		—	—	—	—		—	(5,544)	(26,108)	(91,484)	—
Other expenses		(7,685)	(24,434)	(34,043)	(49,311)		(114,663)	(50,470)	(56,891)	(109,782)	(52,853)

Income (loss) from operations	$	$(75,474)	$(64,402)	$(137,874)	$(140,124)	$	$(262,308)	$(755,805)	$(633,358)	$(2,724,928)	$(216,355)

(1)	For Archstone Inc. Predecessor, the three and six months ended June 30, 2012 are comprised of the respective stub periods before and after June 6, 2012. Please refer to the Quantitative Summary of Results of Operations for the three and six months ended June 30, 2012 on pages 72 and 75, respectively, for a reconciliation to the amounts presented.
(2)	The information for the periods prior to 2009 was derived from audited financial statements and adjusted to reflect communities subsequently classified as discontinued operations on or before June 30, 2012.

	Historical
	Archstone Inc. Predecessor
	Three Months Ended
	June 30, 2012	June 30, 2011
Pro rata NOI	$190,664	$172,805
Less our share of NOI from:
Unconsolidated entities	(8,131)	(8,625)
Consolidated joint ventures	(34)	—

NOI	182,499	164,180
Management and other fees	6,775	8,058
Interest and other income	3,565	11,465
Depreciation and amortization of real estate investments	(141,546)	(96,879)
Net interest expense	(95,294)	(104,809)
Management and other fee-related expenses	(6,994)	(6,188)
General and administrative expenses	(16,794)	(15,795)
Other expenses	(7,685)	(24,434)

	(257,973)	(228,582)

Loss from operations	$(75,474)	$(64,402)

EBITDA

EBITDA represents net income (loss) excluding interest, depreciation and amortization. Under this definition, EBITDA includes gains on the sales of consolidated assets and unconsolidated joint ventures. EBITDA should not be considered as an alternative to net income (loss) (determined in accordance with GAAP). Other real estate companies may use different methodologies for calculating EBITDA, and accordingly, our presentation of EBITDA may not be comparable to other real estate companies. EBITDA may be useful because it helps investors and lenders meaningfully evaluate and compare the results of our operations from period to period by removing from our operating results the impact of our capital structure (primarily interest charges from our consolidated outstanding debt) and certain non-cash expenses, which may not be indicative of our ongoing operating performance. This supplemental measure may help investors and lenders understand our ability to incur and service debt and to make capital expenditures. EBITDA does not represent cash generated from operating activities in accordance with GAAP. Therefore, EBITDA should not be considered an alternative to income (loss) from operations as an indication of our performance. EBITDA should also not be considered an alternative to net cash flow from operating activities, as determined by GAAP, as a measure of liquidity, nor is EBITDA necessarily indicative of cash available to fund cash needs.

The following are reconciliations of our calculation of EBITDA for each period to net income (loss) in accordance with GAAP (dollar amounts in thousands) (unaudited).

	Pro Forma	Historical				Pro Forma	Historical
	Archstone Inc.	Archstone Inc. Predecessor				Archstone Inc.	Archstone Inc. Predecessor				Combined Predecessors
	Six Months Ended June 30,	Three Months Ended June 30,		Six Months Ended June 30,		Years Ended December 31,
	2012	2012 (1)	2011	2012 (1)	2011	2011	2011	2010	2009	2008 (2)	2007 (2)
Net income (loss)	$	$(82,736)	$(58,107)	$(126,347)	$(123,382)	$	$(41,229)	$(908,968)	$(918,223)	$(3,668,735)	$333,067
Depreciation and amortization of real estate investments:
Continuing operations		141,546	96,879	239,397	189,421		383,612	378,507	369,923	515,151	348,904
Discontinued operations		1,442	8,857	3,380	16,957		20,756	44,981	47,479	73,241	64,592
Other non-real estate related depreciation		1,185	1,072	2,382	2,134		4,188	5,675	5,039	5,095	4,962
Other amortization		1,227	505	1,792	969		2,601	5,921	7,840	9,654	180
Net interest expense:
Continuing operations		95,294	104,809	198,907	208,913		413,002	616,666	647,196	847,910	419,057
Discontinued operations		2,624	14,293	6,860	28,549		46,882	56,988	63,377	44,105	92,246
Interest income		(90)	(979)	(363)	(1,396)		(3,168)	(697)	(1,272)	(28,935)	(64,009)
Income taxes		—	—	—	—		—	—	—	—	(1,833)

EBITDA	$	$160,492	$167,329	$326,008	$322,165	$	$826,644	$199,073	$221,359	$(2,202,514)	$1,197,166

(1)	For Archstone Inc. Predecessor, the three and six months ended June 30, 2012 are comprised of the following periods:

	Three Months Ended June 30, 2012			Six Months Ended June 30, 2012
	Period from June 6 through June 30	Period from April 1 through June 5	Total	Period from June 6 through June 30	Period from January 1 through June 5	Total
Net income (loss)	$(56,511)	$(26,225)	$(82,736)	$(56,511)	$(69,836)	$(126,347)
Depreciation and amortization of real estate investments:
Continuing operations	70,593	70,953	141,546	70,593	168,804	239,397
Discontinued operations	178	1,264	1,442	178	3,202	3,380
Other depreciation	388	797	1,185	388	1,994	2,382
Other amortization	726	501	1,227	726	1,066	1,792
Net interest expense:
Continuing operations	20,083	75,211	95,294	20,083	178,824	198,907
Discontinued operations	721	1,903	2,624	721	6,139	6,860
Interest income	(15)	(75)	(90)	(15)	(348)	(363)
Income taxes	—	—	—	—	—	—

EBITDA	$36,163	$124,329	$160,492	$36,163	$289,845	$326,008

(2)	The information for the periods prior to 2009 was derived from audited financial statements and adjusted to reflect communities subsequently classified as discontinued operations on or before June 30, 2012.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Hedging Activities

We are exposed to the impact of interest rate changes with respect to our variable interest rate indebtedness and will utilize interest rate swaps and interest rate caps as hedges with the objective of lowering our overall borrowing costs. We are also exposed to the impact of interest rate changes in connection with the refinancing of existing fixed-rate indebtedness. We enter into interest rate swaps and caps to fix or limit the increase in interest rates associated with various debt instruments. We do not use these derivatives for trading or other speculative purposes. Further, as a matter of policy, we only enter into contracts with major financial institutions based upon their credit ratings and other factors. We did not utilize hedge accounting for many of our derivatives subsequent to our privatization although we did have economic hedges in place during that time period. We account for our derivative instruments under FASB ASC 815, Derivatives and Hedging. Under FASB ASC 815, the resulting assets and liabilities associated with derivative financial instruments are carried on our consolidated and combined financial statements at estimated fair value at the end of each reporting period. We have certain derivatives designated as cash flow hedges. When designated as cash flow hedges, the change in the fair value of effective cash flow hedges is carried on our consolidated and combined financial statements as a component of accumulated other comprehensive income (loss). Changes in the fair values of derivatives that are not designated as hedges or do not qualify for hedge accounting treatment are reported currently in earnings. Certain joint ventures have derivatives designated as cash flow hedges and we have recorded our proportionate share of the impact of hedge accounting on these joint venture cash flow hedges as discussed under Comprehensive Loss in the notes to the consolidated and combined financial statements.

To determine the fair values of derivative and other financial instruments, we use a variety of methods and assumptions that are based on market value conditions and risks existing at each balance sheet date. These methods and assumptions include standard market conventions and techniques such as discounted cash flow analysis, option pricing models, replacement cost and termination cost. All methods of assessing fair value result in a general approximation of value, and therefore, are not necessarily indicative of the actual amounts that we could realize upon disposition.

The following table summarizes the notional amount, carrying value and estimated fair value of our derivative financial instruments used to hedge interest rates, as of June 30, 2012 (dollar amounts in thousands). All of the derivative financial instruments that we use to hedge interest rate risks related to our borrowings are set to LIBOR or EURIBOR.

	Undesignated Hedges
	Interest Rate Swaps	Interest Rate Caps
Notional amount (1)	$463,596	$11,544,153
Maturity date range	2012-2017	2012-2016
Carrying and estimated fair value, asset/(liability)	$(66,300)	$551

(1)	The notional amount represents the aggregate amount of a particular security that is currently hedged at one time, but does not represent exposure to credit, interest rate or market risks. In certain cases we have multiple derivatives in place related to the same underlying debt which is designed to correlate with specific interest exposure periods during the scheduled term of the debt. At June 30, 2012, we have hedged approximately $3.6 billion of our outstanding debt.

As of June 30, 2012, our derivatives had a fair value that resulted in a net liability of $65.7 million. A decrease of 100 basis points in market interest rates would result in a hypothetical increase in our net liability associated with our derivatives of approximately $13.1 million.

Interest Rate Sensitive Liabilities

Our principal exposure to variable rate debt is set to LIBOR, however, we also have variable rate debt with interest rates based on SIFMA, DMBS, FMBR or EURIBOR. Based on our aggregate variable rate debt outstanding as of June 30, 2012, a 100 basis point increase in interest rates would result in a hypothetical increase of approximately $16.3 million in interest expense on an annual basis. The amount of this change includes the benefit of swaps and caps we currently have in place.

As of June 30, 2012, our property mortgage and construction loans had an aggregate principal balance of $9.2 billion and an estimated fair value of $9.6 billion. Fixed rate debt represented $6.0 billion of the principal balance and $6.4 billion of the fair value as of June 30, 2012. An increase of 100 basis points in market interest rates would result in a hypothetical decrease in the fair value of this fixed rate debt of approximately $213.4 million and a decrease of 100 basis points in market interest rates would result in a hypothetical increase in the fair value of this fixed rate debt of approximately $230.3 million.

Refer to “—Liquidity and Capital Resources—Outstanding Indebtedness” for additional information regarding our indebtedness and related interest rates.

INDUSTRY AND MARKET DATA

National Economic, Demographic and Apartment Fundamentals Overview

RCG believes the improving economy, favorable long-term demographic trends and tight credit standards in the single-family home mortgage market are expected to continue to bolster demand for most rental apartments. The growth in prime renter population, shift of household preference toward renting rather than owning, growth in U.S. household formations, and limited recent supply pipeline of multifamily housing has fueled a decrease in the apartment vacancy rate and an increase in the monthly apartment rents in markets across the nation. RCG expects these trends to continue in the near and intermediate term.

Economic and Demographic Overview

Significant growth in prime renter population. Favorable demographic trends under way will drive increased demand for apartment housing. The echo-boom generation, generally those born between 1982 and 1994, continues to enter the labor force and obtain their own housing for the first time. Many of the approximately 57 million echo boomers are either within, or will soon become members of, the 20 to 34 year-old age cohort, the prime renter age range. The maturation of echo boomers will increase this prime renter segment to approximately 67.0 million by 2016. As of the second quarter of 2012, this age cohort had the highest rentership rate with nearly 64% renting rather than owning their homes. RCG expects this generational trend to continue through at least the intermediate term.

Rising rentership rates driven by single-family home market uncertainty. In the first quarter of 2012, RCG estimated that 68.9% of households could afford a median-priced home utilizing a conventional conforming mortgage, up from a low of 40.2% in 2005 at the height of the housing bubble. Despite housing affordability being higher, restricted mortgage availability, low appraisal values, a structural shift in consumer attitudes, and continued negative consumer sentiment regarding future home values continue to drive households towards rental units. RCG expects these conditions to continue into the near term, fueling demand for high quality, well-located apartment units. RCG expects the overall U.S. rentership rate to increase from approximately 34% to approximately 36% through 2016. Also of note, RCG believes single family housing affordability peaked and will decrease to 57.7% in 2016.

                 Increasing household formation. Despite households doubling-up during the recession, the national household formation rate remained positive with 0.4% annual average growth from 2008 through 2010. In 2011, there were approximately 118.7 million households in the United States and the rate of household formation increased to 1.0% as job creation accelerated.

                 As households continue to decouple, RCG expects the household formation rate to accelerate and projects the number of households to increase by 1.1%, or 1.2 million households, in 2012. Thereafter, the household formation rate is expected to average 1.2%, or 1.4 million households, per year through 2016.

                 Improving national economy and favorable outlook for job growth. The economic recovery continued through early 2012, creating jobs and supporting resident demand in the apartment sector. The private sector has been the driving force behind job creation since the end of the recession and hiring continued in the second quarter of 2012.

                 RCG expects the national economic recovery to continue in the near term. Total non-farm employment is projected to increase by 1.5% in 2012 (or 2.0 million jobs), and average 1.5% per year between 2013 and 2016. By the end of the forecast period in 2016, RCG projects that nearly 12.5 million jobs will have been created since the end of the recession in 2009.

Apartment Fundamentals Overview

Limited new multifamily unit starts during the last five years. The recent recession slowed multifamily development significantly with multifamily unit starts of only 109,000 units in 2009, a 50-year low. While the pace of multifamily development increased in 2011 to 178,300 unit starts as operating conditions improved, it was still well below the long-term average rate of multifamily unit starts of 436,000 for the period from 1961 through 2010. Although RCG expects new multifamily unit starts to accelerate in the near term as vacant units are absorbed in many markets, the risk of oversupply is mitigated in our core markets by significant barriers to entry. The average expected multifamily unit starts of 325,000 from 2012 to 2016 remains below long-term average unit start levels. Furthermore, while multifamily permit levels are expected to increase between 2012 and 2016, actual multifamily unit starts should be fewer in number as not all permits result in a start. There is typically a significant time period between the issuance of a permit and construction start for a new multifamily community. This timing lag further suppresses the impacts of new supply. Given these factors, RCG believes that there will be a gradual change in multifamily market dynamics but the risk of oversupply will remain low in prime neighborhoods in major cities.

Strong national apartment market fundamentals. The national institutional-grade apartment vacancy rate decreased to 5.3% at year-end 2011 and decreased further through June 30, 2012 to 4.8%. The vacancy rate should trend lower as the number of renter households increases throughout the forecast period. National rent growth reached 4.1% in 2011, but was much higher in areas with technology clusters such as the Silicon Valley, San Francisco, Seattle and Boston. RCG projects rent growth nationally to accelerate to 5.5% in 2012 and remain at a similar level in 2013. Between 2013 and 2016, rent growth should average 4.9% per year. The apartment market is expected to have the most significant average annual rent growth of the major commercial real estate sectors through the end of the projection period in 2016. The significant growth forecasted for apartment rents through 2016 is likely to be offset by gains in household income.

Archstone Core Markets Economic, Demographic and Apartment Fundamentals Overview

Strong apartment, economic and demographic fundamentals in our core markets. RCG expects demographic trends and apartment market conditions in our core markets, which are the metropolitan areas of Washington, D.C., Southern California, the San Francisco Bay Area, New York City, Boston, Seattle and Southeast Florida to outpace the U.S. average during the projection period from 2013 through 2016. For the quarter ended June 30, 2012, we generated 96.6% of our pro rata NOI from these core markets.

The table below compares our core markets with the national average on selected apartment, demographic, and economic market statistics:

Selected Apartment, Demographic, and Economic Statistics: Core Markets vs. U.S.
	Average 2002-2011	2011	Projected Average 2013-2016
Monthly Effective Rent:
Core Markets	$1,787	$2,037	$2,423
U.S.	$969	$1,051	$1,257
Monthly Effective Rent Growth:
Core Markets	3.5%	7.1%	5.1%
U.S.	1.6%	4.1%	4.9%
Vacancy Rate:
Core Markets	4.5%	3.5%	3.0%
U.S.	6.3%	5.3%	4.3%
Population Growth:
Core Markets	0.7%	1.0%	1.1%
U.S.	1.0%	1.0%	1.0%
Employment Growth:
Core Markets	0.1%	1.0%	1.6%
U.S.	0.1%	1.4%	1.5%
Median Household Income (1)(2):
Core Markets	$51,881	$63,298	$65,066
U.S.	$42,729	$49,726	$51,097
Median Home Values:
Core Markets	$421,646	$353,930	$399,214
U.S.	$188,523	$162,567	$180,001
Single Family Housing Affordability:
Core Markets	34.6%	53.7%	43.6%
U.S.	54.3%	69.7%	62.2%

Sources: BEA; BLS; Census; Delta Associates; MPF Research; RCG; and Claritas.

(1)	Average 2002 – 2011 figures represent 2000 figures per Claritas.
(2)	Projected Average 2013 – 2016 figures represent 2016 figures as projected by Claritas.

Concentration of our apartment communities in desirable locations within core markets. Within our core markets, our investments are highly concentrated within the following submarkets: Arlington, District of Columbia, Fairfax, Montgomery County, San Fernando Valley, West L.A., Greater Pasadena, San Diego, Orange County, San Francisco, Silicon Valley, East Bay, Manhattan, City of Boston and Cambridge. Our communities in these submarkets generated approximately 81% of our pro rata NOI for the three months ended June 30, 2012. These submarkets have superior positioning within our core markets and thus have favorable prospects for long-term growth. Furthermore, our communities are generally situated in highly desirable locations in these submarkets as demonstrated by their superior demographic metrics. The chart below compares selected demographic statistics for our specific community locations within these submarkets (as measured by the zip code of our communities), these submarkets in the aggregate, our core markets, and the United States as a whole.

Selected 2011 Demographic Statistics

(1)	Archstone Communities as measured by the statistics for the zip codes in which properties are located in Archstone submarkets. Zip code statistics are weighted by Archstone Communities’ contribution to pro rata NOI as of June 30, 2012.
(2)	Statistics represent weighted average figures based on the number of households.

Core Market: Washington, D.C. Economic, Demographic and Apartment Fundamentals Overview

Economic and Demographic Overview

The Washington, D.C. metropolitan area is ranked fourth in the U.S. by gross domestic product, or GDP, and seventh by total population, with 5.7 million people. It consists of the District of Columbia, ten counties in northern Virginia, five counties in southern Maryland, and one county in West Virginia, and benefits from a confluence of factors that contribute to healthy economic and demographic growth. As the seat of the U.S. Federal Government, the area attracts a range of businesses which have economic interests in national policy, as well as the companies needed to support their activities. Reflecting its broad-based economy, the region’s top employers also include sectors such as energy, information technology, aerospace, defense, security and intelligence, biotechnology and life sciences, and hospitality. This in turn drives employment growth throughout the region and fuels in-migration amongst the well-educated. The region boasts the most highly educated workforce in the U.S.

The presence of both the U.S. Federal Government as well as professional and business services provides a relatively stable employment market, as evidenced during the most recent economic cycle. During 2008 and 2009, total employment decreased by a cumulative 1.9% in the Washington, D.C. metropolitan area, versus a 6.2% decline on the national level. The relocation and consolidation of several Department of Defense agencies as a result of Base Realignment and Closure 2005 (BRAC) shifted several agencies throughout the region. While some intra-regional relocation activity will continue as terms on leased space expire and as agencies meet anti-terrorism building safety guidelines, the remaining facilities are likely too strategically located to be moved outside of the region and should therefore have minimal impact on the job market for the area. As of June 30, 2012, the area’s unemployment rate was 5.4%, substantially lower than the national rate of 8.2%, in large part due to this mix of public and private sector employers. The government sector is Washington’s largest employment sector representing 22.9% of area jobs, closely followed by the professional and business services sector with 22.8% of area jobs. While RCG expects federal employment contraction in the near term, these losses are projected to be minor and are not large enough to cause employment trends to turn negative in other sectors. Uncertainty regarding federal budgets may impact government expenditures; however similar times of uncertainty have typically produced an increased need for private sector services such as workers in the legal, lobbying and accounting industries.

Population growth in the Washington, D.C. metropolitan area is expected to average 1.4% per year from 2013 to 2016, as compared with 1.0% growth on the national level. In 2011, the average household income was $167,300 in the Washington, D.C. metropolitan area, 46.3% higher than the national average household income of $114,300. RCG forecasts 3.0% average annual growth in the average household income of the Washington, D.C. metropolitan area through the projection period from 2013 through 2016. Home prices in the area are very high with the median price for a single family home of $313,300 in 2011, 92.7% higher than the national median price.

Apartment Fundamentals Overview

                 For the quarter ended June 30, 2012, 30.1% of our U.S. pro rata NOI was generated by communities in the Washington D.C. metropolitan area.

                 High incomes and limited supply have resulted in higher local rental rates as compared with the national average. Despite two recessions, tight market conditions allowed annual rent growth to remain positive each year for more than 10 years, with an average annual increase of 3.9% from 2002 to 2011. The average monthly effective rent in the Washington, D.C. metropolitan area was $1,742 during the quarter ended June 30, 2012, up 3.0% from the same period in 2011. The vacancy rate was 3.5%.

Several years of low levels of new supply, continued strength in operating conditions and strong economic and demographic growth are leading to an increase in development activity in the region. However, apartments in desirable submarkets, particularly those near employment centers and along transit lines, should outperform the overall market as these locations tend to be densely populated with little developable land. Well-located Class A properties may also outperform the greater market as many new development sites are located farther from employment centers. RCG projects construction activity to modestly accelerate in the District of Columbia and Northern Virginia in the near term. In the latter part of the forecast period, construction activity will slow with the bulk of new units coming online in Suburban Maryland or outer submarkets. Due to this important distinction, new supply will pose less of a risk to well-located Class A properties as much of the new units are delivered in somewhat less desirable locations.

Demographic trends, such as echo boomers entering the workforce and continued in-migration, should drive demand for apartments in this region beyond 2016. Strong job creation in knowledge-based industries should also support demand for rental units in the region, particularly for high-quality properties in desirable, supply-constrained areas.

Archstone Submarkets for Washington, D.C.

                 Within the Washington D.C. market, our communities are concentrated in four submarkets: Arlington, the District of Columbia, Fairfax, and Montgomery County. For the quarter ended June 30, 2012, 95.7% of our pro rata NOI from the Washington D.C. area was generated by communities in these submarkets. All of these submarkets are characterized by attractive apartment fundamentals due to tight supply and strong demand in densely populated areas along transportation routes and near employment centers. Supply is constrained due to a lack of land available for development, a strict regulatory process and high construction costs.

                 Additionally, these submarkets generally have superior demographic metrics as compared to the overall core market as demonstrated by the below chart:

Selected 2011 Demographic Statistics (1): Archstone Submarkets, Core Market and U.S.
	Arlington	District of Columbia	Fairfax	Montgomery County	Washington, D.C. Metro	U.S.
Median Household Income	$80,709	$54,522	$108,657	$90,070	$80,854	$49,726
Median Home Values	$438,593	$436,509	$475,155	$418,458	$313,300	$162,567

(1)	Statistics represent weighted average figures based on the number of households.

Archstone Submarket: Arlington

For the quarter ended June 30, 2012, 50.1% of our U.S. pro rata NOI from the Washington, D.C. core market and 15.1% of our total U.S. pro rata NOI was generated by communities located in the Arlington submarket.

                 The Arlington submarket contains the downtown regions of Arlington and Alexandria, as well as the Rosslyn/Ballston/Clarendon Corridor, Crystal City/Pentagon City, and South Arlington areas. This submarket benefits from a high concentration of employers in high-paying, knowledge-based industries. These industries attract younger, mobile residents who prefer living close to work and transportation corridors, such as the Metrorail blue line, Metrorail orange line and Interstates 66, 395 and 495, in order to access regional amenities. These residents contribute to strong demand for high-quality rental units in Arlington, which, coupled with limited new construction in recent years, causes much tighter market conditions in this submarket than in the outlying areas of the Washington, D.C. area. RCG believes that close-in areas, including Arlington and the Rosslyn/Ballston/Clarendon Corridor have the greatest potential for long-term rent growth.

                 The average Class A monthly effective rent in the Arlington submarket was $2,164 during the quarter ended June 30, 2012, up 2.2% from the same period in 2011 and was 23.8% higher than the average monthly effective rent in the greater Northern Virginia region of $1,748 during the quarter ended June 30, 2012. The Class A vacancy rate was 4.4%. Class A effective rents were 18.2% higher than the regional average, signaling the area’s desirability among high-income renters. Proximity to job centers and local amenities should attract new tenants, helping the submarket to improve more quickly than the greater region over the longer term.

Our properties are situated in desirable locations within the Arlington submarket as demonstrated by the following table, which compares selected demographic metrics for our properties, as measured by the zip codes in which our specific communities are located, to the broader submarket.

Selected 2011 Demographic Statistics: Archstone Communities vs. Archstone Submarket
	Archstone Communities(1)	Arlington(2)
Median Household Income	$83,777	$80,709
Median Home Values	$475,456	$438,593

(1)	Archstone Communities as measured by the statistics for the zip codes in which properties are located. Zip code statistics are weighted by Archstone Communities’ contribution to pro rata NOI as of June 30, 2012.
(2)	Statistics represent weighted average figures based on the number of households.

Archstone Submarket: District of Columbia

                 For the quarter ended June 30, 2012, 27.2% of our U.S. pro rata NOI from the Washington, D.C. core market and 8.2% of our total U.S. pro rata NOI was generated by communities located in the District of Columbia submarket. The apartment market within the District of Columbia is generally characterized by tight supply and high demand. New supply of multifamily units through development within the District of Columbia is deterred by a lack of available land, high cost of construction and strict regulatory requirements. Strong demand is driven by unaffordable single family housing, a high proportion of young residents, and low unemployment relative to the national average.

               Proximity to places of employment, ample cultural amenities, entertainment options, and public transportation add to the attractiveness of living within the District of Columbia. These factors resulted in an average monthly effective rent in the District of Columbia of $2,394 during the quarter ended June 30, 2012, up 6.1% from the same period in 2011. Effective rents in the District of Columbia were 37.4% higher than the market average effective rent. The vacancy rate was 2.6%. Due to the high barriers to entry and more robust tenant demand in the District of Columbia, RCG believes that the District of Columbia apartment market should outperform the region as a whole.

Our properties are situated in desirable locations within the District of Columbia submarket as demonstrated by the following table, which compares selected demographic metrics for our properties, as measured by the zip codes in which our specific communities are located, to the broader submarket. As noted below, the median household income for our property locations in the District of Columbia submarket is 52.0% higher than the median for the entire submarket. In addition, the median home value for our property locations in the District of Columbia submarket is 79.4% higher than the median for the entire submarket.

Selected 2011 Demographic Statistics: Archstone Communities vs. Archstone Submarket
	Archstone Communities(1)	District of Columbia(2)
Median Household Income	$82,896	$54,522
Median Home Values	$783,144	$436,509

(1)	Archstone Communities as measured by the statistics for the zip codes in which properties are located. Zip code statistics are weighted by Archstone Communities’ contribution to pro rata NOI as of June 30, 2012.
(2)	Statistics represent weighted average figures based on the number of households.

Archstone Submarket: Fairfax

For the quarter ended June 30, 2012, 11.1% of our U.S. pro rata NOI from the Washington, D.C. core market and 3.3% of our total U.S. pro rata NOI was generated by communities located in the Fairfax submarket.

                 The Fairfax submarket includes the areas surrounding Interstate 66 and Route 267 (the Dulles Toll Road), leading west from Arlington past Washington Dulles International Airport. This submarket includes Tysons Corner, Reston, Herndon, Vienna, Fairfax, and Oakton, as well as the eastern portion of Loudon County. Residents are attracted to the Fairfax submarket because of access to transportation, a high quality of life, and proximity to places of employment.

                 The average Class A monthly effective rent in this submarket was $1,680 during the quarter ended June 30, 2012, up 5.4% from the same period in 2011. The Class A vacancy rate was 4.2%. RCG expects job creation among area industries, such as technology, defense and aerospace, to attract highly-paid echo boomers to the submarket, fueling demand for high-quality apartments. Increased demand for high-quality apartments, particularly along existing and planned transit lines, should increase the likelihood of improved operating conditions through the longer term.

                 Our properties are situated in desirable locations within the Fairfax submarket as demonstrated by the following table, which compares selected demographic metrics for our properties, as measured by the zip codes in which our specific communities are located, to the broader submarket.

Selected 2011 Demographic Statistics: Archstone Communities vs. Archstone Submarket
	Archstone Communities(1)	Fairfax(2)
Median Household Income	$107,967	$108,657
Median Home Values	$488,017	$475,155

(1)	Archstone Communities as measured by the statistics for the zip codes in which properties are located. Zip code statistics are weighted by Archstone Communities’ contribution to pro rata NOI as of June 30, 2012.
(2)	Statistics represent weighted average figures based on the number of households.

Archstone Submarket: Montgomery County

                 For the quarter ended June 30, 2012, 7.3% of our U.S. pro rata NOI from the Washington, D.C. core market and 2.2% of our total U.S. pro rata NOI was generated by communities located in the Montgomery County submarket. Montgomery County, which includes Rockville/Silver Spring, contains primary employment centers such as Bethesda as well as offers proximity to the District of Columbia. The I-270 corridor promotes commuting patterns within Montgomery County and to other parts of the Washington D.C. area.

                 The desirable nature of the local area and access to other job centers drives apartment demand in the county. The average Class A monthly effective rent in Montgomery County during the quarter ended June 30, 2012 was $1,854, up 2.5% from the end of 2011. The vacancy rate was 5.4% during this period.

                 Our properties are situated in desirable locations within the Montgomery County submarket as demonstrated by the following table, which compares selected demographic metrics for our properties, as measured by the zip codes in which our specific communities are located, to the broader submarket. As noted below, the median home value for our property locations in the Montgomery County submarket is 47.2% higher than the median for the entire submarket.

Selected 2011 Demographic Statistics: Archstone Communities vs. Archstone Submarket
	Archstone Communities(1)	Montgomery County(2)
Median Household Income	$100,024	$90,070
Median Home Values	$616,051	$418,458

(1)	Archstone Communities as measured by the statistics for the zip codes in which properties are located. Zip code statistics are weighted by Archstone Communities’ contribution to pro rata NOI as of June 30, 2012.
(2)	Statistics represent weighted average figures based on the number of households.

Core Market: Southern California Economic, Demographic and Apartment Fundamentals Overview

Economic and Demographic Overview

The Southern California region is comprised of five metropolitan areas: Los Angeles County, Orange County, San Diego, the Inland Empire and Ventura County which, combined, had an estimated population of 21.2 million residents in 2011. The region is the second largest in the U.S. by population and GDP. The Southern California economy is dynamic and diverse, anchored by a spectrum of industries including entertainment, technology, manufacturing, biomedical and tourism. The region offers a high quality of life, wide range of job opportunities and a breadth of educational institutions that encourage strong in-migration and population growth.

The region has several world-class educational institutions, spurring innovation and creative sectors of the economy. The professional and business services sector, which includes legal services, accounting, architecture, advertising, consulting and many other industries, is a major component of economic activity in Southern California. In March 2012, this sector accounted for 15.1% of jobs in the region. Growth in this sector is fueled by strengthened activity in a variety of industries that drive a significant share of the regional economy such as technology, digital entertainment and life sciences. The educational and health services sector accounted for approximately 13.1% of jobs in the region in March 2012. The economic and demographic diversity boosts innovation in the region. The expanding population and existing infrastructure, including local ports, international airports, and educational institutions, promote economic growth.

RCG forecasts an annual average population growth rate of 1.4% through 2016. The inland regions of Southern California are expected to increase at a faster pace than the more densely populated coastal region. In 2011, the average household income was $134,500 in Southern California, 17.7% higher than the national average household income of $114,300. RCG forecasts 2.3% average annual growth in the average household income in Southern California through the projection period. Throughout Southern California, for-sale housing is more expensive than the national average. This dynamic, combined with the mobile population, large share of immigrants and younger households leads to a greater share of renters.

Apartment Fundamentals

For the quarter ended June 30, 2012, 21.6% of our U.S. pro rata NOI was generated by communities in the Southern California region. The current increase in rental demand in this region is fueled by young professionals.

                 Going forward, the breadth of knowledge-based growth industries in Southern California should continue to attract well-educated professionals who seek a high-quality of life and gravitate to high-end submarkets.

                 In recent years, new multifamily construction slowed significantly as the financial crisis limited available capital. With strong demand forecasted in Southern California, the market should tighten, with the potential of rental shortages occurring in desirable submarkets. New multifamily construction should increase as the economic expansion continues. The onerous development environment adds to the construction timeline, and it may be several years before some of the permitted projects are ready for occupancy.

Archstone Submarkets for the Southern California Region

                 Within the Southern California region, our communities are concentrated within five submarkets: San Fernando Valley, West L.A., San Diego, Greater Pasadena and Orange County. For the quarter ended June 30, 2012, 80.9% of our pro rata NOI from the Southern California region was generated by communities in these submarkets. With strong population growth and in-migration, these submarkets possess strong monthly effective rents and sustained demand drivers with the potential to secure positive investment returns and strong rent growth through the intermediate term.

                 Within the Southern California core market, our properties are located in submarkets which generally have superior demographic metrics as compared to the overall core market as demonstrated in the table below:

Selected 2011 Demographic Statistics(1): Archstone Submarkets, Core Market and U.S.
	San Fernando Valley	West L.A.	San Diego	Greater Pasadena	Orange County	Southern California	U.S.
Median Household Income	$56,403	$68,051	$60,140	$55,703	$71,632	$58,299	$49,726
Median Home Values	$398,636	$857,153	$383,191	$506,209	$461,273	$353,201	$162,567

(1)	Statistics represent weighted average figures based on the number of households.

Archstone Submarkets: San Fernando Valley

                 For the quarter ended June 30, 2012, 40.5% of our U.S. pro rata NOI from Southern California and 8.8% of our total U.S. pro rata NOI was generated by communities located in the San Fernando Valley submarket. The San Fernando Valley submarket, located in the northern portion of Los Angeles County, includes the 101 Corridor submarket and is comprised of several cities and neighborhoods like Studio City, Woodland Hills, and Calabasas.

                 The San Fernando Valley is densely urbanized. Median household income in the San Fernando Valley submarket is below other areas of the Southern California region, however at a median household income of $56,403 remain 13% higher than the national average median household income in 2011. Apartments along the 101 Corridor typically are of higher quality than units in the central or northern part of the submarket, leading to a bifurcation of rents in these regions. The average monthly effective rent in this submarket was $1,456 during the quarter ended June 30, 2012, up 3.0% from the same period in 2011. The vacancy rate was 3.6%. Tenant demand should accelerate further as the economic expansion progresses, leading to further absorption of available apartment units. As the San Fernando Valley apartment market tightens, rent growth should accelerate, led by the more desirable neighborhoods along the 101 Corridor.

Our properties are situated in desirable locations within the San Fernando Valley submarket as demonstrated by the following table, which compares selected demographic metrics for our properties, as measured by the zip codes in which our specific communities are located, to the broader submarket. As noted below, the median household income for our property locations in the San Fernando Valley submarket is 41.4% higher than the median for the entire submarket. In addition, the median home value for our property locations in the San Fernando Valley submarket is 70.8% higher than the median for the entire submarket.

Selected 2011 Demographic Statistics: Archstone Communities vs. Archstone Submarket
	Archstone Communities(1)	San Fernando Valley(2)
Median Household Income	$79,742	$56,403
Median Home Values	$680,784	$398,636

(1)	Archstone Communities as measured by the statistics for the zip codes in which properties are located. Zip code statistics are weighted by Archstone Communities’ contribution to pro rata NOI as of June 30, 2012.
(2)	Statistics represent weighted average figures based on the number of households.

Archstone Submarkets: West L.A.

                 For the quarter ended June 30, 2012, 22.9% of our U.S. pro rata NOI from Southern California and 5.0% of our total U.S. pro rata NOI was generated by communities located in the West L.A. submarket, or West L.A. Located in Los Angeles County north of Los Angeles International Airport (LAX) and south of the Hollywood Hills and Santa Monica Mountains, the West L.A. submarket contains several attractive areas including Santa Monica, Marina del Rey, Playa del Rey, and many other neighborhoods.

                 The average rent in West L.A. is typically a significant premium to the rest of the county, reflecting the affluent neighborhoods and high land values. The average monthly effective rent in West L.A. was $2,274 during the quarter ended June 30, 2012, up 2.1% from the same period in 2011. The vacancy rate was 3.4%. The West L.A. submarket is one of the most desirable apartment submarkets in Los Angeles County. RCG expects the desirability of West L.A. rental units to continue, and the apartment market conditions should outperform the rest of Los Angeles County.

                 The following table compares selected demographic metrics for our properties, as measured by the zip codes in which our specific communities are located, to the broader submarket.

Selected 2011 Demographic Statistics: Archstone Communities vs. Archstone Submarket
	Archstone Communities(1)	West L.A.(2)
Median Household Income	$76,705	$68,501
Median Home Values	$686,017	$857,153

(1)	Archstone Communities as measured by the statistics for the zip codes in which properties are located. Zip code statistics are weighted by Archstone Communities’ contribution to pro rata NOI as of June 30, 2012.
(2)	Statistics represent weighted average figures based on the number of households.

Archstone Submarket: San Diego

                 For the quarter ended June 30, 2012, 7.9% of our U.S. pro rata NOI from Southern California and 1.7% of our total U.S. pro rata NOI was generated by communities located in the San Diego submarket, including North San Diego and South San Diego. The San Diego economy is driven by a large military presence and affiliated defense contractors; a significant cluster of life sciences, technology and professional and business services industries; and research and higher-education jobs at the University of California, San Diego and several additional colleges and universities. The larger San Diego area had the tenth largest annual GDP among metropolitan areas in the United States in 2010. The professional and business services sector supports the local technology and education industries with legal services, accounting and consulting, and is expected to consistently grow. In 2011, the average household income was $141,600 in San Diego, 23.9% than the national average household income of $114,300. RCG forecasts 2.5% average annual growth in the average household income in San Diego through the projection period.

                 San Diego is densely populated along the coast and there are significant barriers to development in the more urbanized areas. Several military bases and geographic barriers constrain the buildable area close to the coastline. Environmental regulations add to the lengthy development process. The significant barriers to housing development increase the cost of for-sale and rental housing. As of 2011, median home values were $383,191 in San Diego, which was 135.7% higher than the national median home value.

                 The San Diego apartment market continued to recover in the first half of 2012. With continued weakness in the local for-sale housing market, households valued the stability of professionally managed apartment properties. The average monthly effective rent in San Diego was $1,386 during the quarter ended June 30, 2012, up 2.1% from the same period in 2011. The vacancy rate was 4.0%. The recovery in San Diego was somewhat slower than other parts of Southern California during the initial stages but accelerated rapidly in the latter part of 2011 and into 2012. The local apartment market has the potential to tighten significantly and produce accelerating increases in rents. As job creation in knowledge industries accelerates, demand for high-quality apartments is expected to increase, particularly in highly desirable submarkets.

                 RCG expects the San Diego vacancy rate to fall to 3.9% in 2012. Available units should steadily be absorbed, resulting in a 3.7% vacancy rate in 2013. As units are occupied, RCG expects leasing concession activity to diminish and the monthly effective rent should increase by 1.9% in 2012. Thereafter, the average monthly effective rent should increase by 4.0% per year through the projection period. With few new rental properties developed in the near term, improved economic conditions should spur apartment demand and outpace supply and there is a potential for significant rent spikes in several submarkets. RCG expects absorption of vacant apartments and rent growth should occur more quickly within desirable submarkets.

Our properties, which are closely concentrated in desirable locations within the San Diego submarket such as La Jolla and Del Mar, compare favorably to the broader submarket on demographic metrics for our properties, as measured by the zip codes in which our specific communities are located. As noted below, the median household income for our property locations in the San Diego submarket is 25.0% higher than the median for the entire submarket. In addition, the median home value for our property locations in the San Diego submarket is 42.9% higher than the median for the entire submarket.

Selected 2011 Demographic Statistics: Archstone Communities vs. Archstone Submarket
	Archstone Communities(1)	San Diego(2)
Median Household Income	$75,200	$60,140
Median Home Values	$547,561	$383,191

(1)	Archstone Communities as measured by the statistics for the zip codes in which properties are located. Zip code statistics are weighted by Archstone Communities’ contribution to pro rata NOI as of June 30, 2012.
(2)	Statistics represent weighted average figures based on the number of households.

Archstone Submarket: Greater Pasadena

                 For the quarter ended June 30, 2012, 7.6% of our U.S. pro rata NOI from Southern California and 1.6% of our total U.S. pro rata NOI was generated by communities located in the Greater Pasadena submarket. The Greater Pasadena submarket is comprised of Burbank, Glendale and Pasadena and is located north of the city of Los Angeles along the San Gabriel Mountains. The Greater Pasadena submarket is highly-populated, with residents attracted by proximity to employment centers, entertainment and cultural amenities, and a high quality of life. The region includes several major freeways, increasing access to main transportation routes and employment centers such as downtown Los Angeles and the San Fernando Valley. Many residents of the Greater Pasadena submarket also work in the area; Burbank, in particular, contains a high concentration of media and entertainment employers. Redevelopment of downtown Pasadena in recent years improved the attractiveness of its walkable downtown shopping and entertainment district. Partly as a result of proximity to high-wage employers and urban amenities, apartments in Burbank and Pasadena are generally in higher demand than those in Glendale, resulting in higher rental rates in these areas. The average monthly effective rent in this submarket was $1,804 during the quarter ended June 30, 2012, up 2.6% from the same period in 2011. The vacancy rate was 3.6%. Strong employment growth and the resulting rise in household formation should drive demand for apartment units in the Greater Pasadena submarket. As competition for units increases, monthly rents should follow suit, particularly in the more desirable neighborhoods of the Greater Pasadena submarket. Median household income in the Greater Pasadena submarket is below other areas of the Southern California region, however, its median household income of $55,703 remains 12% higher than the national average median household income in 2011.

The following table compares selected demographic metrics for our properties, as measured by the zip codes in which our specific communities are located, to the broader submarket. As noted below, the median household income for our property locations in the Greater Pasadena submarket is 31.3% higher than the median for the entire submarket. In addition, the median home value for our property locations in the Greater Pasadena submarket is 21.5% higher than the median for the entire submarket.

Selected 2011 Demographic Statistics: Archstone Communities vs. Archstone Submarket
	Archstone Communities(1)	Greater Pasadena(2)
Median Household Income	$73,144	$55,703
Median Home Values	$614,950	$506,209

(1)	Archstone Communities as measured by the statistics for the zip codes in which properties are located. Zip code statistics are weighted by Archstone Communities’ contribution to pro rata NOI as of June 30, 2012.
(2)	Statistics represent weighted average figures based on the number of households.

Archstone Submarket: Orange County

                 For the quarter ended June 30, 2012, 2.0% of our U.S. pro rata NOI from Southern California and 0.4% of our total U.S. pro rata NOI was generated by communities located in the Orange County market, including North Orange County and South Orange County. In 2011, the average household income in Orange County was $160,590 as compared with the U.S. average household income of $114,300. RCG projects average annual household income growth of 2.1% in Orange County during the next five years.

                 Orange County is densely populated and developed, particularly in coastal areas, leading to a limited supply of available land. A strict regulatory environment and high cost of construction also deter new residential development. As a result of limited supply and high average income levels, home prices in Orange County are significantly higher than the national average. As of 2011, the median home value was $461,273 in Orange County, 183.7% more than the national median home value.

                 The desirable lifestyle, proximity to employment centers and high cost of for-sale housing attracts renters to apartments in Orange County. The average effective rent was $1,558 in the quarter ended June 30, 2012, 3.6% higher than the same period during the previous year. The vacancy rate was 3.8%. RCG expects apartment demand to increase as the local economy strengthens. By the end of 2012, RCG expects the average effective rent to increase by 4.9%. Effective rent growth should average 4.3% per year between 2013 and 2016.

Our properties are located in desirable locations within the Orange County submarket, as demonstrated by the following table, which compares selected demographic metrics for our properties, as measured by the zip codes in which our specific communities are located, to the broader submarket. As noted below, the median household income for our property locations in the Orange County submarket is 32.9% higher than the median for the entire submarket.

Selected 2011 Demographic Statistics: Archstone Communities vs. Archstone Submarket
	Archstone Communities(1)	Orange County(2)
Median Household Income	$95,230	$71,632
Median Home Values	$515,361	$461,273

(1)	Archstone Communities as measured by the statistics for the zip codes in which properties are located. Zip code statistics are weighted by Archstone Communities’ contribution to pro rata NOI as of June 30, 2012.
(2)	Statistics represent weighted average figures based on the number of households.

Core Market: San Francisco Bay Area Economic, Demographic and Apartment Fundamentals Overview

Economic and Demographic Overview

The San Francisco Bay Area region is comprised of three principal areas: (i) the San Francisco metropolitan area, which is comprised of the city of San Francisco and San Mateo County (which collectively we refer to as the Peninsula), and Marin County; (ii) the East Bay, and (iii) the San Jose-Sunnyvale-Santa Clara metropolitan area, which we refer to as Silicon Valley. On a combined basis, the region was the fourth largest contributor to GDP in the U.S in 2010. Although the San Francisco Bay area is best known as the home of high technology, it also benefits from a significant concentration of financial services, healthcare, life sciences, energy and media industries. The region’s industry clusters, high quality of life and prominent educational institutions serve to attract well-educated residents, particularly those with an entrepreneurial spirit, which in turn drives job creation and migration trends. Companies in knowledge-based industries are expected to continue to expand in the San Francisco Bay Area in order to access its dynamic labor force, research institutions, existing venture capital infrastructure and peer firms.

Key growth sectors such as professional and business services, educational and health services, and leisure and hospitality increased payrolls throughout the region in 2011. RCG expects strongly positive employment growth in 2012, as expansion in knowledge-based industries accelerates. The region contains hundreds of companies in the information technology, social media, clean technology, and biotechnology industries. Additionally, the expansion of these industries fuels hiring in a number of other sectors, such as finance and professional services. These industries all contribute to a growing professional and business services sector, which is the largest in the San Francisco Bay Area, representing 19.1% of the region’s payrolls at year-end 2011. Access to a well-educated labor force, advanced technology infrastructure and existing industry clusters should continue to attract companies in high-growth industries to the San Francisco Bay Area. Coupled with accelerating population growth, rebounding tourism, and increased international trade, the overall outlook for the regional economy is positive. RCG projects 2.0% average annual employment growth from 2013 to 2016, well ahead of the national annual rate of increase of 1.5%.

The regional population reached an estimated 6.3 million residents in 2011. RCG forecasts annual population growth to average 1.2% per year through the projection period from 2013 to 2016. The region’s innovative, knowledge-based industries compete for well-educated employees, which, coupled with the area’s high cost of living, drives higher wages. RCG expects future expansion in key industries such as high technology, life sciences and clean energy to continue to drive up average regional incomes.

The San Francisco metropolitan area is a West Coast financial capital, technology hotspot, media center and popular tourist destination. Firms in a variety of industries, ranging from apparel to electronics, are headquartered in the area, driving growth in management occupations. Geographic limitations constrain both housing supply and population growth; however, RCG still forecasts average annual population growth of 1.0% from 2013 to 2016. Median single family home prices were $673,845 in the San Francisco metropolitan area, which was 314.5% higher than the national median single family home price in 2011.

The San Jose-Sunnyvale-Santa Clara metropolitan area is referred to as Silicon Valley, initially as a result of the concentration of semiconductor research and manufacturing firms. However as technology evolved, this area’s research institutions, cluster of venture capital firms, well-educated and entrepreneurial labor force, and potential for cross-collaboration among different sectors attracted companies in a broad range of innovative industries, including information technology, social media, biotechnology, clean technology, engineering and design. Employees in these industries generally possess advanced education and garner high wages. In 2011, the average household income was $181,200 in the Silicon Valley, 58.5% higher than the national average household income and 2.2% higher than the regional average household income. RCG forecasts 4.3% average annual growth in the average household income in the Silicon Valley through the next five years. RCG expects population growth to remain brisk, averaging 1.5% per year from 2013 to 2016.

Employment in major Silicon Valley industries, particularly transformative ones such as internet and social media, consists largely of younger age cohorts who tend to prefer renting. In the long term, the unparalleled strengths of the dynamic industry base, a highly educated and skilled workforce and a high quality of life should continue to attract residents to the area, especially those in the younger age cohorts and new immigrants. High housing prices and tenure preferences should lead these new households to favor rental units.

For the East Bay area, RCG expects the population to grow further as job creation accelerates, with average annual forecasted population growth of 1.3% through the projection period from 2013 to 2016. Proximity to San Francisco and Silicon Valley, research institutions such as the University of California, Berkeley, the Lawrence Livermore National Laboratory and the Lawrence Berkeley National Laboratory, and access to the region’s well-educated labor force draws companies in high technology, energy, defense, finance and biotechnology to the East Bay. In 2011, the average household income was $156,000 in the East Bay, 36.5% higher than the national average household income. RCG forecasts 3.0% average annual growth in the average household income in the East Bay through the next five years.

Apartment Fundamentals

                 For the quarter ended June 30, 2012, 16.5% of our U.S. pro rata NOI was generated by communities in the San Francisco Bay area. All of the San Francisco markets are characterized by tight supply and strong demand in densely populated areas.

                 Going forward, RCG estimates that limited supply due to the prohibitive nature of construction costs and a strict permitting process for urban areas, should spur rent growth. Additionally, markets which boast of proximity to transportation or employment should continue to outperform the broader market in terms of rent growth. The average monthly effective rent for the San Francisco Bay Area was $1,898 during the quarter ended June 30, 2012, up 10.0% from the same period in 2011.

Archstone Submarkets for the San Francisco Bay Area

                 Within the San Francisco Bay Area, our communities are located within three submarkets: San Francisco, Silicon Valley and East Bay. For the quarter ended June 30, 2012, 100% of our pro rata NOI from the San Francisco Bay Area was generated by communities in these submarkets. The diverse and strong economic environment will lead to continued growth in demand for housing in these submarkets. All these markets currently exhibit high monthly effective rents and RCG believes the high income levels and high single family housing costs will drive demand in the multifamily market to support continued strength in occupancy and rent growth.

                 Within the San Francisco Bay Area core market, our properties are located in submarkets which generally have superior demographic metrics as compared to the overall core market as demonstrated in the table below:

Selected 2011 Demographic Statistics (1): Archstone Submarkets, Core Market and U.S.
	San Francisco	Silicon Valley	East Bay	San Francisco Bay Area	U.S.
Median Household Income	$77,339	$86,335	$71,280	$76,888	$49,726
Median Home Values	$673,845	$548,000	$479,231	$549,318	$162,567

(1)	Statistics represent weighted average figures based on the number of households.

Archstone Submarket: San Francisco

For the quarter ended June 30, 2012, 44.6% of our U.S. pro rata NOI from the San Francisco Bay Area and 7.4% of our total U.S. pro rata NOI was generated by communities located in the San Francisco submarket, which includes San Francisco County, San Mateo County and Marin County. Prohibitively-expensive single family homes, a large number of young, mobile residents and positive employment and income trends contribute to strong demand for multifamily units, particularly high quality, well-located units in downtown San Francisco. Additionally, a strict permitting process, lack of space available for development and high cost of construction leads to minimal new deliveries. Limited new supply keeps the apartment vacancy rate at a low level, allowing for strong rent growth during periods of expansion. In addition to these fundamental strengths, the San Francisco area apartment market benefits from the region’s extensive public transportation network, proximity to employment, various cultural amenities, and desirability. Many residents who could afford to purchase a home in more distant areas choose instead to rent in order to be near downtown San Francisco and avoid lengthy commutes. The average monthly effective rent in the San Francisco area was $2,278 during the quarter ended June 30, 2012, up 11.6% from the same period in 2011. The vacancy rate was 3.2%.

Very limited space available for development, high construction costs and strict regulatory requirements should continue to deter multifamily construction in the near term, particularly for rental units. RCG expects tightening market conditions and strong rent growth in the San Francisco metropolitan area through the next five years. In the near term, economic recovery should cause the release of pent-up demand in the form of a stronger household formation rate, triggering a sharp increase in competition for units. RCG expects effective rents to increase by 9.4% in 2012, and an additional 8.0% in 2013. Between 2014 and 2016, annual effective rent growth should average 7.0%, as the vacancy rate declines to 2.9% in 2016. In summary, the outlook for the San Francisco metropolitan area apartment market is strongly positive.

The following table compares selected demographic metrics for our properties, as measured by the zip codes in which our specific communities are located, to the broader submarket.

Selected 2011 Demographic Statistics: Archstone Communities vs. Archstone Submarket
	Archstone Communities(1)	San Francisco(2)
Median Household Income	$77,597	$77,339
Median Home Values	$641,295	$673,845

(1)	Archstone Communities as measured by the statistics for the zip codes in which properties are located. Zip code statistics are weighted by Archstone Communities’ contribution to pro rata NOI as of June 30, 2012.
(2)	Statistics represent weighted average figures based on the number of households.

Archstone Submarket: Silicon Valley

For the quarter ended June 30, 2012, 27.8% of our U.S. pro rata NOI from the San Francisco Bay Area and 4.6% of our total U.S. pro rata NOI was generated by communities located in the Silicon Valley. Although there is more available land in the Silicon Valley as compared with the City of San Francisco, the region is still densely populated and high construction costs and regulatory requirements deter new development, particularly in desirable cities along major transportation lines. The average monthly effective rent in the Silicon Valley was $1,904 during the quarter ended June 30, 2012, up 10.1% from the same period in 2011. The vacancy rate was 2.7%.

Strong rent growth in 2011 and early 2012 confirmed RCG’s expectations that economic growth is spurring more rapid household formation, thereby fueling competition for apartment units. As a result of this trend, RCG projects that effective rents will increase by 13.5% in 2012 and 8.9% in 2013. From 2014 to 2016, growth should moderate somewhat to an average annual rate of 7.7%. This rate is still brisk as compared with the national forecast, because of the Silicon Valley’s disproportionately strong employment and income growth forecasts. The vacancy rate should remain low, holding at 2.5% in 2012, then decrease, falling to 2.3% in 2016. Higher levels of new construction are expected to be easily absorbed, as job growth and household formation continue to accelerate.

Our properties, which are concentrated in desirable locations within the Silicon Valley submarket such as Mountain View, Sunnyvale, Cupertino and San Jose, compare favorably to the broader submarket on demographic metrics, as measured by the zip codes in which our specific communities are located.

Selected 2011 Demographic Statistics: Archstone Communities vs. Archstone Submarket
	Archstone Communities(1)	Silicon Valley(2)
Median Household Income	$94,198	$86,335
Median Home Values	$651,406	$548,000

(1)	Archstone Communities as measured by the statistics for the zip codes in which properties are located. Zip code statistics are weighted by Archstone Communities’ contribution to pro rata NOI as of June 30, 2012.
(2)	Statistics represent weighted average figures based on the number of households.

Archstone Submarket: East Bay

For the quarter ended June 30, 2012, 27.6% of our U.S. pro rata NOI from the San Francisco Bay Area and 4.5% of our total U.S. pro rata NOI was generated by communities located in the East Bay. Although the East Bay has more area for residential development in the outer regions, housing is dense near transportation nodes and in desirable cities such as Berkeley, Walnut Creek and Pleasanton. Supply constraints in these areas, coupled with strong demand from younger age cohorts, drive tight East Bay multifamily conditions. The average monthly effective rent in the East Bay was $1,463 during the quarter ended June 30, 2012, up 7.4% from the same period in 2011. The vacancy rate was 3.3%. Although market conditions are still tight, rental housing in the East Bay is the more affordable choice, as compared with San Francisco and the Silicon Valley.

Single family home prices in the East Bay are lower than other areas in the San Francisco Bay area, however at a median single family home price of $479,231 remain 194.8% higher than the national median single family home price in 2011. Looking forward, strong job growth in high-wage occupations should allow for increased household formation through 2016. This household formation, coupled with high home prices, should fuel demand for multifamily units in the East Bay. RCG forecasts the vacancy rate to decrease to 3.2% in 2012 and then hover around 3% between 2013 and 2016 when multifamily construction activity moderately increases in the outer regions of the metropolitan division. Increased demand should result in strong rent growth, especially for high-quality units in desirable submarkets. RCG expects effective rents to increase by 8.1% in 2012 and 6.9% in 2013, before moderating to an average annual increase of 5.0% per year from 2014 to 2016. RCG believes that effective rent growth will likely be much stronger in supply-constrained areas with access to public transportation and centers of employment.

Our properties, which are concentrated in desirable locations within the East Bay submarket such as Walnut Creek and Pleasanton, compare favorably to the broader submarket on demographic metrics, as measured by the zip codes in which our specific communities are located.

Selected 2011 Demographic Statistics: Archstone Communities vs. Archstone Submarket
	Archstone Communities(1)	East Bay(2)
Median Household Income	$84,817	$71,280
Median Home Values	$519,089	$479,231

(1)	Archstone Communities as measured by the statistics for the zip codes in which properties are located. Zip code statistics are weighted by Archstone Communities’ contribution to pro rata NOI as of June 30, 2012.
(2)	Statistics represent weighted average figures based on the number of households.

Core Market: New York City Metropolitan Area Economic, Demographic and Apartment Fundamentals Overview

Economic and Demographic Overview

The New York City metropolitan area encompasses the largest population base and regional economy in the United States. The metropolitan area, which includes New York City; Rockland and Westchester counties of New York; and Bergen, Hudson and Passaic counties of Northern New Jersey contained approximately 11.7 million residents as of 2011.

The New York City metropolitan area is an international hub for finance, entertainment, media and culture. The financial services industry is a major component of the New York City metropolitan economy, directly employing a large share of the population and driving growth in other industries. Approximately 10.4% of the New York City metropolitan’s total employment base is contained in the financial services sector. The large professional and business services sector, which includes legal services, accounting, architecture, advertising, consulting, and many other industries, is another major source of economic activity in the New York City metropolitan area. The educational and health services, trade and government sectors also employ large shares of the local workforce. While New York City is, on one hand, the global financial capital, the metropolitan area’s economic base has diversified over the last several decades and will continue to diversify in the years ahead.

In 2011, the average household income was $148,900 in the New York City metropolitan area, 30.3% higher than the national average household income of $114,300. RCG forecasts 3.1% average annual growth in the average household income in the New York City metropolitan area through the next five years.

Because for-sale housing costs in the New York City metropolitan area are so high, households are more likely to rent than own homes as compared with the country as a whole. Since the region’s high barriers to entry prevent a swift supply response to rising housing demand, particularly in the dense, urban areas of New York City, for-sale housing costs will likely remain unaffordable for most households in the metropolitan area, which translates to a high rentership rate through the long term. In 2011, the median price for a single family home in the New York City metropolitan area was $414,500, 155% higher than the national median single family home price of $162,567.

RCG’s outlook for the New York City metropolitan area economy is positive. RCG forecasts overall employment to grow by 1.9% in 2012 and 1.6% in 2013, outpacing national employment growth of 1.5% and 1.5% for the same periods. Additionally, within the private sector, employers are expected to accelerate hiring activity at a higher rate through the near term, reaching growth rates of 2.4% and 1.8% in 2012 and 2013, respectively.

Apartment Fundamentals

For the quarter ended June 30, 2012, 16.1% of our U.S. pro rata NOI was generated by communities in the New York metropolitan area. RCG’s positive outlook on the New York City metropolitan area’s rental apartment market is based on strong and diverse demand drivers and high barriers to entry.

A heavily regulated planning and construction process, coupled with existing dense development, complex land and air ownership agreements, and otherwise high costs have created very high barriers to entry in the apartment market. Such barriers have created strong constraints on new supply, keeping apartment market conditions tight and effectively supporting high rents. In limiting the rate at which rent-stabilized or rent-controlled units are converted to market-rate rents, New York City’s rent regulation constrains supply as well. Stabilized, controlled or otherwise rent-regulated units account for approximately 64% of the rental apartment stock in New York City.

Current conditions in the New York City metropolitan area apartment market reflect a favorable supply-demand balance. Job growth since the end of the recession, including particularly rapid hiring in the private sector, has fueled demand for new apartment units. The average monthly effective rent was $3,126 during the quarter ended June 30, 2012, up 4.5% from the first quarter of 2012. The vacancy rate was 2.5%.

RCG’s forecast for a sustained low vacancy rate and robust rent growth is based on the market’s positive employment growth forecast. Through the medium term, sustainable job growth, demographic shifts and declining affordability in the for-sale segment should drive demand for rental housing. The vacancy rate is forecasted to fall to 2.0% by 2013 from 2.6% in 2011. Effective rents are forecasted to grow at an average rate of 6.0% between 2013 and 2016.

Archstone Submarket for the New York City Metropolitan Area

Archstone’s communities in the New York metropolitan area are concentrated in Manhattan. For the quarter ended June 30, 2012, 82.4% of our pro rata NOI from the New York City metropolitan area was generated by communities in this submarket. High household incomes, high costs of for-sale housing and the current tight mortgage lending standards mean a large majority of households are limited to renting homes for economic reasons, which it turn should provide sustainable effective rent growth in the future.

Within the New York metropolitan area core market, Manhattan, where most of our properties are located, has superior demographic metrics as compared to the overall core market as demonstrated in the table below:

Selected 2011 Demographic Statistics(1): Archstone Submarket vs. Core Market
	Manhattan	New York City Metropolitan Area	U.S.
Median Household Income	$62,727	$61,660	$49,726
Median Home Values	$748,832	$414,500	$162,567

(1)	Statistics represent weighted average figures based on the number of households.

Archstone Submarket: Manhattan

For the quarter ended June 30, 2012, 82.4% of our U.S. pro rata NOI from the New York City metropolitan area and 13.3% of our total U.S. pro rata NOI was generated by communities located in Manhattan. Manhattan is the oldest and most densely developed borough of New York City. As one of the premier commercial real estate markets in the world, it contains several major business and shopping districts. The island also contains a large residential population, totaling 1.6 million as of 2010. Because of its high costs of housing and desirability as a place to live, affluent residents are more concentrated in Manhattan than the surrounding areas and the country as a whole.

                 Manhattan’s rental housing market is one of the strongest in the country. A global demand base and extremely high barriers to entry foster perennially tight market conditions, irrespective of the business cycle. Rental apartment units are highly sought after, particularly in the well-located submarkets, for a variety of reasons, including proximity to the island’s central business districts, its plentiful cultural resources and to some degree its exclusivity. A lack of widely affordable for-sale housing in Manhattan has translated to a greater proportion of households that rent in the borough than in surrounding areas.

                 A variety of factors support high barriers to entry in the Manhattan rental apartment market. Because of its extremely dense development, scarcity of land area on the island, and natural barriers including the Hudson River and New York Harbor, very little space is available for new development. Beyond that, assembling the necessary parcels of land is often very difficult and time-consuming. On the regulatory side, building codes, planning regulations and environmental reviews add complexity, time and costs to development projects. Furthermore, with more than half of New York City’s rental units covered by strict rent regulations, landlords’ ability to convert units to market-rate rents is limited.

                 Strong demand and tight supply has fostered favorable apartment market conditions in Manhattan. As Manhattan’s vacancy rate approaches the frictional vacancy rate, monthly effective rents are expected to spike.

The average monthly effective rent in Manhattan for market rate apartments was $3,953 during the quarter ended June 30, 2012, up 5.2% from the same period in 2011. The vacancy rate was 2.1%. RCG believes that Manhattan’s rental housing demand drivers will continue to influence the market, and the borough’s high barriers to entry will effectively constrain new supply through the intermediate term, fostering favorable rental market conditions.

The following table compares selected demographic metrics for our properties, as measured by the zip codes in which our specific communities are located, to the broader submarket. As noted below, the median household income for our property locations in the Manhattan submarket is 27.5% higher than the median for the entire submarket.

Selected 2011 Demographic Statistics: Archstone Communities vs. Archstone Submarket
	Archstone Communities(1)	Manhattan(2)
Median Household Income	$79,977	$62,727
Median Home Values	$742,894	$748,832

(1)	Archstone Communities as measured by the statistics for the zip codes in which properties are located. Zip code statistics are weighted by Archstone Communities’ contribution to pro rata NOI as of June 30, 2012.
(2)	Statistics represent weighted average figures based on the number of households.

Core Market: Boston Economic, Demographic and Apartment Fundamentals Overview

Economic and Demographic Overview

Consisting of Essex, Middlesex, Norfolk, Plymouth and Suffolk counties in Massachusetts, along with New Hampshire’s Rockingham and Strafford counties, the Boston metropolitan area, or Boston, is New England’s largest economic and population center. The area contains approximately 4.6 million residents as of 2011 and is ranked the tenth largest metropolitan area in the U.S. in terms of population and ninth largest in terms of GDP.

Educational and health services is Boston’s largest employment sector representing 20.5% of total jobs in the area in May 2012. Professional and business services is the second largest employment sector with 16.9% of total jobs. RCG’s outlook for the Boston economy is positive, due to Boston’s talented and highly educated workforce and world-class educational and healthcare research institutions. In 2011, the median price for a single family home in Boston was $325,000, 99.9% higher than the national median single family home price of $162,567. The unemployment rate in the month ended June 30, 2012 in the Boston area was 5.5% versus the national rate of 8.2%. RCG forecasts total employment to grow by 2.5% in 2012 and 2.2% in 2013.

In 2011, the average household income was $151,900 in Boston, 32.9% higher than the national average household income. RCG forecasts 2.8% average annual growth in the average household income in Boston through the next five years. This income growth reflects favorable economic and labor market conditions through the medium term.

Apartment Fundamentals

For the quarter ended June 30, 2012, 8.0% of our U.S. pro rata NOI was generated by communities in the Boston area. Given the growth of the under-35 population, relatively strong job growth trends and the likelihood of continued uncertainty in the for-sale housing market, RCG’s outlook for the Boston apartment market is strong. In general, demand for rental housing is strong in the urban submarkets of Boston irrespective of economic cycles, as a result of the region’s heavy student population, young workforce, employment clusters and high costs of for-sale housing. Demand is the strongest for apartment units in areas near major employers and transit lines.

On the supply side, high barriers to entry in the market, particularly in the downtown areas of the City of Boston and Cambridge, limit the amount of new construction at any given time. Given the density of existing development, few parcels are available for new construction. Regulatory restrictions on development come in the form of building codes, planning regulations and environmental reviews, which extend building timelines, raise costs and add a degree of uncertainty to the development process.

New construction activity only modestly increased from its recession-era lows of 2009. The average monthly effective rent in Boston was $1,535 during the quarter ended June 30, 2012, up 4.1% from the same period in 2011. The vacancy rate was 3.0%.

RCG’s forecast calls for market conditions to remain tight through the medium term based on a favorable supply-demand outlook. Strong population growth among the prime renter age groups will likely have a net positive impact on total demand as newly created households move into new housing units, while sustained job growth expected through 2016 will encourage the unbundling of households. As the vacancy rate continues to decline through the near term, monthly rents are likely to rise accordingly. The vacancy rate is forecasted to drop to 2.8% in 2012 as monthly effective rent growth reaches 5.0% in 2012 and 6.0% in 2013. RCG’s forecast calls for the vacancy rate to stabilize at a low level in the high-2% range through 2016, while effective rent growth is expected to average 4.5% annually between 2014 and 2016.

Archstone Submarkets for Boston

                 Within Boston, our communities are concentrated in two submarkets: the City of Boston and Cambridge. For the quarter ended June 30, 2012, 59.9% of our pro rata NOI for the Boston area was generated by communities in these submarkets. Positive net job creation in recent years within our submarkets has spurred new demand for rental housing, while the rapid growth in the echo- and baby-boomer population has fueled demographic demand. All these factors should support a steady rent growth for the submarkets.

The table below includes selected demographic statistics for these submarkets:

Selected 2011 Demographic Statistics(1): Archstone Submarkets vs. Core Market
	City of Boston	Cambridge	Boston Metro	U.S.
Median Household Income	$49,627	$61,066	$67,153	$49,726
Median Home Values	$362,813	$529,440	$325,000	$162,567

(1)	Statistics represent weighted average figures based on the number of households.

Archstone Submarket: City of Boston

For the quarter ended June 30, 2012, 38.0% of our U.S. pro rata NOI from the Boston area and 3.1% of our total U.S. pro rata NOI was generated by communities located in the City of Boston. The City of Boston’s economic opportunities as well as rich history and cultural resources make it a highly desirable place to live and work. Affluent residents are concentrated in the City of Boston and in the immediate vicinity, attributable to its clusters of high-paying employers, high costs of housing and desirability as a place to live.

                 Demand for rental housing within the City of Boston limits is driven by a large and stable demand base along with tight constraints on new supply. In addition to the many students that attend local colleges and universities, which comprise 14.7% of the city population, young and professional echo boomers flock to the City of Boston to live close to major employers and the cultural resources for which the city is known. Dense existing development and high land costs exacerbate the already-restrictive barriers to entry for new supply in the City of Boston’s apartment market. Strict regulatory controls and lengthy procedures also slow down the supply response to rising demand.

                 The City of Boston’s strong apartment market supply-demand fundamentals have created an environment generally favorable to landlords. Strong job growth and a lack of new supply have helped the market recover since the recession. The average monthly effective rent in the City of Boston was $2,994 during the quarter ended June 30, 2012, up 7.8% from the same period in 2011. The vacancy rate was 3.0%. RCG’s outlook for the City of Boston’s apartment market is positive, as demand drivers like demographic shifts and job growth gain in significance, while new supply remains low.

Our properties are concentrated in desirable locations within the City of Boston submarket as demonstrated by the following table, which compares selected demographic metrics for our properties, as measured by the zip codes in which our specific communities are located, to the broader submarket. As noted below, the median home value for our property locations in the City of Boston submarket is 54.2% higher than the median for the entire submarket.

Selected 2011 Demographic Statistics: Archstone Communities vs. Archstone Submarket
	Archstone Communities(1)	City of Boston(2)
Median Household Income	$51,250	$49,627
Median Home Values	$559,541	$362,813

(1)	Archstone Communities as measured by the statistics for the zip codes in which properties are located. Zip code statistics are weighted by Archstone Communities’ contribution to pro rata NOI as of June 30, 2012.
(2)	Statistics represent weighted average figures based on the number of households.

Archstone Submarket: Cambridge

                 For the quarter ended June 30, 2012, 21.9% of our U.S. pro rata NOI from Boston and 1.7% of our total U.S. pro rata NOI was generated by communities located in Cambridge. Cambridge is one of the foremost academic centers in the world with two internationally-renowned universities, Harvard University and the Massachusetts Institute of Technology, located within the city limits. Cambridge attracts well-educated and affluent residents, and high costs of housing have further concentrated wealthy residents. Of the population over 25 years-old, 73.2% held a bachelor’s degree or higher according to the U.S. Census Bureau’s 2010 American Community Survey, compared with 43.0% in Boston and 28.2% in United States.

                 Cambridge’s apartment market benefits from strong supply-demand fundamentals. On the demand side, the presence of major universities and employers attracts a large number of households to the submarket, primarily students and other workers that are young and prefer to rent. New supply is limited by high barriers to entry in the market that are similar in nature to those characterizing Boston, but the development challenges are more acute in many cases. As one of the more densely populated submarkets in Boston, the lack of developable land in Cambridge is particularly restrictive.

As a result of a strong demand and persistent supply constraints, Cambridge’s rental market has outperformed Boston as a whole since the early-2000s recession. The average monthly effective rent in Cambridge was $2,821 during the quarter ended June 30, 2012, up 15.4% from the same period in 2011. The vacancy rate was 2.4%. RCG expects favorable supply-demand fundamentals will characterize the market going forward, which should translate into stronger pricing power for landlords.

The following table compares selected demographic metrics for our properties, as measured by the zip codes in which our specific communities are located, to the broader submarket.

Selected 2011 Demographic Statistics: Archstone Communities vs. Archstone Submarket
	Archstone Communities(1)	Cambridge(2)
Median Household Income	$61,328	$61,066
Median Home Values	$489,204	$529,440

(1)	Archstone Communities as measured by the statistics for the zip codes in which properties are located. Zip code statistics are weighted by Archstone Communities’ contribution to pro rata NOI as of June 30, 2012.
(2)	Statistics represent weighted average figures based on the number of households.

Core Market: Seattle Economic, Demographic and Apartment Fundamentals Overview

Economic and Demographic Overview

The Seattle metropolitan area is comprised of King County and Snohomish County, and had 2.7 million residents in 2011. The Seattle metropolitan area is a leading technology center with both high-tech and biotechnology industries drawing on the strength of local higher education and medical research institutions. The region provides a high quality of life, job opportunities across a wide variety of industries and number of educational institutions that attract new residents.

The Seattle metropolitan area has a diverse economy, built around knowledge and creative industries. Companies in the educational and health services, professional and business services, and trade sectors drive economic growth in the region. Clusters of high-tech companies draw new residents to Seattle, and research and higher education jobs support an educated workforce. Additionally, regional educational institutes teach and train a skilled workforce. The professional and business services sector supports the technology and education industries, among others, with legal services, accounting and consulting. The combination of dynamic industries and high quality of life makes it possible for the region to attract a skilled and diverse workforce.

Going forward, RCG believes the high quality of life and job opportunities should continue to attract new residents to the Seattle metropolitan area. RCG forecasts an increase in population through 2016 at an annual average growth rate of 1.5%, compared with 1.0% growth at the national level. In 2011, the average household income was $144,900 in Seattle, 26.8% higher than the national average household income. RCG forecasts 4.0% average annual growth in the average household income in the Seattle metropolitan area through the next five years. In 2011, the median price for a single family home in the Seattle metropolitan area was $305,624, 88.0% higher than the national median single family home price.

The unemployment rate in the month ended June 30, 2012 in the Seattle metropolitan area was 7.2% versus the national rate of 8.2%. RCG forecasts an annual average job growth rate of 2.2%. During the same period, total employment at the national level should increase at an annual average rate of 1.5%. Technology-based industries will drive sustained long-term growth in the Seattle metropolitan area. Both high-tech and biotechnology industries are clustered in the area, and the region is fostering a number of clean technology companies. These technology-related industries are represented in the information services and professional and business services employment sectors. Combined, these two sectors account for 20.7% of the region’s jobs. The economic outlook for the Seattle metropolitan area is optimistic. The regional economy is driven by a dynamic and creative cluster of industries that employs a creative and talented workforce. The improving job prospects and high quality of life will continue to attract new residents to the region.

Apartment Fundamentals

For the quarter ended June 30, 2012, 3.9% of our U.S. pro rata NOI was generated by communities in the Seattle metropolitan area. The Seattle metropolitan area is densely developed with geographic barriers such as Lake Washington constraining new development. Additionally, the entitlement process and environmental regulations help to create a complex, expensive and time-consuming development process.

With the condo market in the Seattle metropolitan area in relatively better shape than in other metropolitan areas, the increased sales absorption and few new rental apartment units built in the past several years creates the potential for a shortage of quality rental units in the area in the near term.

The Seattle metropolitan area apartment market improved significantly from 2010 through early 2012 as the local economy grew and tenant demand increased, particularly in the more desirable submarkets. The average monthly effective rent in the Seattle metropolitan area was $1,081 during the quarter ended June 30, 2012, up 4.5% from the same period in 2011. The vacancy rate was 4.7%. As job creation accelerates, particularly in the knowledge industries, tenant demand for high quality apartments will increase. RCG expects the Seattle metropolitan area’s vacancy rate will decrease to 4.6% by year-end 2012. Thereafter, absorption of vacant units will continue and RCG forecasts the vacancy rate will decrease to 4.0% by 2016. The rapid tightening of the apartment market in 2012 is expected to cause a rent spike in the Seattle region. RCG projects monthly effective rent to increase by 7.5% in 2012. Between 2013 and 2016, with a continued high level of demand for rental units, RCG expects effective rent growth averaging 5.8% per year. The significant demographic shifts underway and strong job creation should maintain an elevated demand for apartments with proximity to job centers and cultural amenities throughout the next several years.

Our properties, which are concentrated in desirable locations within the Seattle market, such as Bellevue and Redmond, compare favorably to the broader market on demographic metrics, as measured by the zip codes in which our specific communities are located. As noted below, the median home value in our property locations in the Seattle market is 37.3% higher than the entire market.

Selected 2011 Demographic Statistics: Archstone Communities vs. Core Market
	Archstone Communities(1)	Seattle{2}
Median Household Income	$72,056	$62,537
Median Home Values	$419,641	$305,624

(1)	Archstone Communities as measured by the statistics for the zip codes in which properties are located. Zip code statistics are weighted by Archstone Communities’ contribution to pro rata NOI as of June 30, 2012.
(2)	Statistics represent weighted average figures based on the number of households.

Core Market: Southeast Florida Regional Economic, Demographic and Apartment Fundamentals Overview

Economic and Demographic Overview

Southeast Florida encompasses the metropolitan areas of West Palm Beach, Fort Lauderdale and Miami. Southeast Florida contains a significant presence of companies in the financial services, media, healthcare, aerospace and aviation industries, as well as a growing technology cluster. Southeast Florida’s status as an international gateway, high quality of life, relatively affordable housing, strong demographic growth, and diverse industry base attracts both companies and residents alike, fueling economic growth and demand for housing.

A growing population and a high proportion of elderly residents drive demand for healthcare services in Southeast Florida, fueling hiring activity in the educational and health services sector, which comprised 15.9% of local employment in May 2012. Additionally, increasing enrollment at local higher-education institutions is driving demand for educational services professionals. RCG expects demographic trends to contribute to long-term expansion in the educational and health services sector. Several industries combine to drive professional and business services sector growth in Southeast Florida. Burgeoning high technology and biotechnology clusters, local aerospace and aviation companies, and demand from a variety of other industries all contributed to hiring in the professional and business services sector, which accounted for 15.4% of local employment in May 2012.

In 2011, the population of the Southeast Florida region was an estimated 5.6 million residents. In general, the rate of population growth in Southeast Florida exceeds the national average, although trends were volatile during the last economic cycle. Positive net migration is driven by young professionals, international immigrants and retirees. RCG expects this trend to accelerate through 2016, as increased job creation attracts new residents to Southeast Florida, and a recovery in housing prices nationwide allows for easier migration between regions. Driven by positive net migration, RCG forecasts total population growth of 1.2% in 2012, accelerating to 2.0% growth in 2016.

In 2011, the average household income was $123,800 in Southeast Florida, 8.3% higher than the national average household income. RCG forecasts 1.6% average annual growth in the average household income in Southeast Florida through the next five years. Working-age incomes are likely even higher, as Southeast Florida’s high concentration of retirees (15.9% of the population aged 65 years and older as compared with 13.1% nationally) drags down average income statistics. As the local economy transitions to include more employment in higher wage, knowledge-based industries, RCG expects average income to record strong growth. In 2011, median single family home prices were $183,508 in Southeast Florida, which were 12.9% higher than the national median single family home price. Miami ranked among the top 20 least affordable, single family housing markets in the RCG universe in 2011, driving demand for rental housing, especially in and around denser, more urban areas.

RCG expects improving employment trends in 2012, as weak sectors stabilize and strong growth in knowledge-based sectors such as professional and business services and educational and health services outpaces job losses in declining industries such as manufacturing. In the long term, the Southeast Florida regional economy should continue to diversify as an expanding population drives demand throughout various sectors. RCG projects average annual total employment growth of 1.5% from 2013 to 2016.

Apartment Fundamentals

For the quarter ended June 30, 2012, 0.4% of our U.S. pro rata NOI was generated by communities in Southeast Florida region. The Southeast Florida apartment market is defined by very strong demand and limited supply near the coast and along transportation routes, driving high rental rates in these areas. Natural barriers including the ocean and the Everglades further limit supply. Further from employment centers and the coastline, single family housing becomes more prevalent and apartments more affordable. Although the region suffered a housing bust in the most recent economic cycle, some of the excess condo supply has been absorbed and local landlords are reporting very strong demand for rental units, particularly in downtown areas. Driven by a lack of developable land, high cost of construction and regulatory requirements, high barriers to entry in desirable regions lead to generally tight market conditions in Southeast Florida. The average monthly effective rent in Southeast Florida was $1,153 during the quarter ended June 30, 2012, up 3.2% from the same period in 2011. The vacancy rate was 3.9%.

Strong economic growth in coming years should spur household formation in Southeast Florida, driving demand for apartments. Young households in particular will un-bundle and seek housing of their own, while the continued migration of retiree households augments this demand. Multifamily permitting activity declined to historical lows in recent years, which will lead to a temporary shortage of housing as demand grows. This trend will be exacerbated in supply-constrained regions along the coast, near major employment centers, and along transportation routes. RCG expects the Southeast Florida vacancy rate will stabilize near 4.0% through 2016. Effective rental rates should increase at an average annual pace of 4.3% through 2016.

In the long term, RCG believes that the Southeast Florida region will continue to be an attractive market for apartment investors because of its high quality of life, position as an international gateway, strong population growth and increasingly diversified local economy. Given the current operating conditions and prospects for future growth, RCG has a favorable outlook for the Southeast Florida apartment market in the intermediate term.

The following table compares selected demographic metrics for our properties to the broader market, as measured by the zip codes in which our specific communities are located.

Selected 2011 Demographic Statistics: Archstone Communities vs. Core Market
	Archstone Communities(1)	Southeast Florida(2)
Median Household Income	$46,948	$47,200
Median Home Values	$166,097	$183,508

(1)	Archstone Communities as measured by the statistics for the zip codes in which properties are located. Zip code statistics are weighted by Archstone Communities’ contribution to pro rata NOI as of June 30, 2012.
(2)	Statistics represent weighted average figures based on the number of households.

BUSINESS AND PROPERTIES

Our Company

We are one of the largest owners of high-quality apartment communities in the United States and are focused primarily on the acquisition, development, redevelopment, operation and management of apartment communities in select supply-constrained, coastal markets. As of June 30, 2012, we owned or had an ownership interest in 182 communities in the United States with 59,355 units that were operating or under construction. The following is an overview of our U.S. portfolio:

	Number of Communities			Number of Units
	Consolidated	Unconsolidated	Total	Consolidated	Unconsolidated	Total
Operating Communities	141	33	174	46,271	10,254	56,525
Communities Under Construction/Lease-up	5	3	8	1,827	1,003	2,830

Total	146	36	182	48,098	11,257	59,355

In addition, as of June 30, 2012, we owned, had an interest in or controlled land for the development of 29 communities in the United States that were in planning and would add more than 8,517 new units to our overall portfolio. In addition to our U.S. portfolio, which represented 98.9% of our pro rata NOI for the three months ended June 30, 2012, we also have a European operating platform through which we own and manage apartment properties in Germany.

Our apartment communities are located primarily in our core markets, which are the metropolitan areas of Washington, D.C., Southern California, the San Francisco Bay Area, New York City, Boston, Seattle and Southeast Florida. These markets are each generally characterized by expensive single family homes, high barriers-to-entry to construction and limited land on which to build new housing, high household income levels and a strong, diversified economic base with significant growth potential. Our communities are generally located in close proximity to major employment centers, urban transportation hubs and shopping, dining and entertainment venues within these metropolitan areas. Our core markets are expected by RCG to experience higher than average growth in effective rent and lower vacancy rates from 2013 through 2016. We believe that these attractive market dynamics and the highly desirable locations of our communities combine to position our company to achieve superior cash flow growth over the long term. The following table illustrates the percentage of our U.S. pro rata NOI generated in each market for the three months ended June 30, 2012.

U.S. Operating Communities

			Three Months Ended June 30, 2012
Market	Number of Communities	Number of Units	Average Occupancy (1)	Average Monthly Revenue per Occupied Unit (2)	Percentage of Pro Rata NOI
Core Markets:
Washington, D.C.	43	13,920	95.1%	$2,234	30.1%
Southern California	54	18,355	93.3%	1,833	21.6%
San Francisco Bay Area	23	8,270	94.8%	2,163	16.5%
New York City	14	4,419	94.7%	3,300	16.1%
Boston	11	2,958	94.8%	2,864	8.0%
Seattle	11	2,919	93.9%	1,488	3.9%
Southeast Florida	3	748	93.8%	1,498	0.4%

Total Core Markets	159	51,589	94.3%	$2,179	96.6%
Other Markets (3)	15	4,936	94.9%	1,164	3.4%

Total	174	56,525	94.4%	$2,083	100.0%

(1)	Represents the average physical occupancy based on number of units for the quarter or ownership period if the asset was acquired during the period. Excludes occupancy information, which is not applicable, for 12 communities with 5,218 units that we had leased pursuant to Oakwood master leases.
(2)	Average monthly revenue per occupied unit reflects income only from apartment operations and includes rental income, parking and ancillary income. Average monthly revenue per occupied unit is presented in accordance with GAAP and, accordingly, includes contractual rents to be collected, net of concessions amortized on a straight-line basis over the term of the lease. Excludes information, which is not applicable, for 12 communities with 5,218 units that we had leased pursuant to Oakwood master leases.
(3)	Other Markets consist of communities in Phoenix, Denver, Atlanta, Philadelphia and Texas.

We believe our portfolio earns premium rents, generates high operating margins and maintains high occupancy rates due to our superior locations and asset quality, strong resident and community amenity packages and outstanding customer service. As of June 30, 2012, operating communities representing 71% of our pro rata NOI were in locations classified as “very walkable” (i.e., most errands can be accomplished on foot) or better by walkscore.com, based on results we generated from walkscore.com’s publicly accessible website, due to their proximity to amenities such as restaurants, shopping and entertainment. Overall, we believe the percentage of our communities that meet this classification is higher than that of other large publicly traded multifamily REITs. We received an average effective monthly rent of $2,435 per unit for new and renewal leases signed on market rent units in our core markets during the three months ended June 30, 2012, weighted by each market’s percentage of pro rata NOI. Based on data prepared by RCG, our average effective rent for these leases was 28.0% higher than the average effective rent in our core markets weighted in a similar manner. We believe the high-quality nature of our assets and their superior locations within our core markets are also reflected in our cumulative same-store NOI growth of 32.2% for the period from January 1, 2001 to June 30, 2012 and 12.4% for the period from January 1, 2008 to June 30, 2012, both of which were significantly higher than the cumulative same-store NOI growth reported by other publicly traded multifamily REITs during these periods.

Our company was formed on July 19, 2012 to continue the business of our predecessor, which was one of the largest publicly traded multifamily REITs in the United States and a member of the S&P 500 Index prior to its acquisition by private investors on October 5, 2007 in a series of transactions that valued its assets at approximately $23.7 billion. Concurrent with the privatization, we contributed $1.5 billion of apartment communities in Southern California to a joint venture. In addition, through June 30, 2012, we disposed of $3.2 billion of wholly owned assets that we generally believed to have lower overall growth potential in order to reduce our outstanding indebtedness and improve the quality of our portfolio. Approximately 97% of our pro rata NOI for the three months ended June 30, 2012 was generated from communities that our predecessor was operating or had under construction at the time of the privatization. As a result, aside from the sold assets, our U.S. portfolio of apartment communities at June 30, 2012 is substantially similar to our predecessor’s portfolio as a publicly traded company.

Our company is led by R. Scot Sellers, our Chairman and Chief Executive Officer, who has 19 years of experience working for our company and over 31 years of experience in the multifamily real estate industry, Charles E. Mueller, Jr., our President and Chief Operating Officer, who has 18 years of experience working for our company in the multifamily real estate industry, and a talented group of senior officers averaging over 23 years of real estate experience and over 11 years of tenure with us. Our development team is led by Neil T. Brown, our Executive Vice President and Chief Development Officer, who has 17 years of experience working for our company and 28 years of experience in the multifamily industry. All of our executive officers, other than our General Counsel, who held positions with an affiliate of our predecessor from June 1994 to March 1999, and our Chief Financial Officer, who held positions with our sponsors from August 2005 to July 2012, and approximately 80% of our current group of officers were employed by us prior to the privatization in October 2007, and our officer group has an average tenure with us of over 10 years. Mr. Sellers and Mr. Mueller joined an affiliate of our predecessor in 1993 and 1994, respectively, and Mr. Sellers has had overall responsibility for our investment strategy and its implementation since 1994. Under their leadership, from the beginning of 1995 through the date of the privatization transaction, which closed on October 5, 2007:

•	we generated a total shareholder return of 742%, as compared to 486% for the NAREIT Apartment Index and 323% for the S&P 500 Index, assuming reinvestment of dividends in all cases;

•	we paid an aggregate of $3.7 billion in cash distributions to our stockholders and the common unit holders in our predecessor’s operating trust, which included:

•	regular distributions that were paid every quarter and increased every year, representing an average annual growth rate of 3.9% during the period (assuming an annualized 2007 distribution); and

•	a special cash distribution of $1.00 per share for an aggregate of $220.5 million.

•	we increased our equity market capitalization by over 19 fold from $767 million to $15.1 billion;

•

we executed an active capital recycling effort that substantially repositioned our portfolio, which was primarily located in Arizona, New Mexico and Texas, to a concentrated portfolio of high-quality apartment communities primarily located in our core markets, during which time:

•	we increased the percentage of pro rata NOI generated from our core markets from 2% for the three months ended March 31, 1995, to 97% for the three months ended September 30, 2007;

•

we expanded the portfolio of U.S. apartment communities which were operating or under construction in which we had an ownership interest to 226 communities with 76,272 units, from 116 communities with 33,504 units, as the result of our aggressive acquisition and development strategy;

•

we completed the development of approximately $4.5 billion of new consolidated apartment communities representing 134 communities with 38,945 units, acquired over $15.1 billion of consolidated apartment communities representing 374 communities with 120,121 units, including communities acquired through business combinations, and sold over $14.1 billion of apartment communities representing 423 communities with 138,480 units; and

•

we increased our average monthly apartment revenue per occupied unit for apartment communities in which we had an ownership interest from $572 for the three months ended March 31, 1995 to $1,709 for the three months ended September 30, 2007.

In addition, from the beginning of 1995 through June 30, 2012, we produced an aggregate unlevered IRR on U.S. communities acquired or developed and then sold during that period of 13.4%, producing aggregate GAAP gains of $3.3 billion on $13.2 billion of aggregate dispositions.

We believe the high level of continuity of officers largely responsible for our past accomplishments will facilitate the ongoing success of our company.

We intend to be taxed as a REIT for federal income tax purposes beginning with our taxable year ending December 31, 2012. Upon completion of the formation transactions and this offering, substantially all of our business will be conducted through our operating partnership, Archstone Operating Partnership LP. We are headquartered in Englewood, Colorado and have 13 offices located throughout the United States and three offices located in Europe. As of June 30, 2012, our U.S. staff included approximately 1,679 on-site multifamily operations employees and approximately 504 corporate and regional real estate professionals, and our European-based staff consisted of approximately 80 employees.

Our Competitive Strengths

We believe we distinguish ourselves from other owners and operators of apartment communities through the following significant competitive strengths:

•

High-Quality Multifamily Portfolio Located in Supply-Constrained, Coastal Markets. We own and actively manage a portfolio of high-quality communities that are located primarily in highly desirable submarkets within select supply-constrained, coastal markets in the United States, which include the metropolitan areas of Washington, D.C., Southern California, the San Francisco Bay Area, New York City, Boston, Seattle and Southeast Florida. As of June 30, 2012, we owned or had an ownership interest in 182 communities in the United States with 59,355 units that were operating or under construction. Approximately 97% of our U.S. pro rata NOI for the three months ended June 30, 2012 was generated from communities in our core markets. Within our core markets, our communities generally have superior locations in premier submarkets where housing is very expensive, including La Jolla and Marina del Rey in Southern California, Silicon Valley and the City of San Francisco, Dupont Circle in Washington, D.C., the Upper East Side and Upper West Side of Manhattan and downtown Boston. Our portfolio is generally located in metropolitan areas in close proximity to major employment centers, urban transportation hubs and shopping, dining and entertainment venues. Our communities are generally targeted at the upper end of the market within each of their submarkets and have attractive, modern units and higher end community amenities, such as 24-hour concierge service, resort-style pools, private on-site sports clubs or state-of-the-art fitness centers and free wireless Internet access in common areas. As a result of these characteristics, we are able to command premium rents while maintaining high occupancy levels. For example, we received an average effective monthly rent of $2,435 per unit for new and renewal leases signed on market rent units in our core markets during the three months ended June 30, 2012, weighted by each market’s percentage of pro rata NOI. Based on data prepared by RCG, our average effective rent for these leases was 28.0% higher than the average effective rent in our core markets, weighted in a similar manner.

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Industry-Leading Management Team with Exceptional Track Record. We believe we have the best management team in the multifamily real estate industry. Our company is led by R. Scot Sellers, our Chairman and Chief Executive Officer, who has 19 years of experience working for our company and over 31 years of experience in the multifamily real estate industry, Charles E. Mueller, Jr., our President and Chief Operating Officer, who has 18 years of experience with our company in the multifamily real estate industry, and a talented group of senior officers averaging over 23 years of real estate experience and over 11 years of tenure with us. Our development team is led by Neil T. Brown, our Executive Vice President and Chief Development Officer, who has 17 years of experience working for our company and 28 years of experience in the multifamily industry. Messrs. Sellers and Mueller joined a predecessor affiliate in 1993 and 1994, respectively. Under their leadership, from the beginning of 1995 through the privatization on October 5, 2007, we had a very successful track record during which we achieved substantial growth, significantly repositioned our portfolio into our core markets and achieved strong stockholder returns culminating in the sale of our entire company primarily for cash consideration near the peak of the commercial real estate market. In addition, from the beginning of 1995 through June 30, 2012, we produced an aggregate unlevered IRR of 13.4% on U.S. communities acquired or developed and then sold during that period with aggregate GAAP gains of $3.3 billion on $13.2 billion of aggregate dispositions. The average holding period of these communities was approximately five years. We believe that our past success has resulted from our management team’s intense focus on long-term value creation, which has often required us to have the discipline to decline investment opportunities that offer short-term accretion but sub-optimal long-term value creation prospects and to know when to reduce our exposure to or exit a market.

Our approach to the Southeast Florida market over the years is an example of this focus. At December 31, 2002, approximately 6.6% of our portfolio of communities, other than Ameriton communities, was located in Southeast Florida. From 2003 to early 2007 we sold $1.4 billion of these assets representing substantially all of these communities in Southeast Florida at attractive prices, that produced aggregate GAAP gains of $373 million and resulted in our achievement of an aggregate unlevered IRR of 15.0% with respect to these assets. Our decision to dramatically reduce our exposure in Southeast Florida by selling most of the assets there before the market deteriorated significantly was driven by our forward-looking view that the prices being paid in the market driven by aggressive bidding by investors intending to convert units to condominiums were unsustainable over the long term and presented a compelling opportunity to materially reduce our investment in the market. Although we were an aggressive seller during the period described, we currently view Southeast Florida as a core market where we own three operating communities and own land for development of four communities that are in planning.

Perhaps the strongest evidence of our management team’s commitment to maximizing stockholder value was the decision to monetize the entire company for primarily cash consideration on October 5, 2007, near the peak of the commercial real estate market, through a series of transactions which valued the company’s assets at that time at $23.7 billion. We believe our strong management team, evidenced by our exceptional track record, which spans multiple real estate cycles and numerous markets, will be a key component of our ongoing success.

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Established and Respected Brand with a Dominant Operating Platform. We believe that we have the strongest and most innovative operating platform in the U.S. multifamily real estate industry. We have a premier national brand, a large dedicated team of professionals that we believe is the best in the business, a sophisticated revenue management system and a strong focus on technological innovation to efficiently maximize our revenues, attract prospective renters and provide exceptional service to our existing residents. We often look outside of the real estate industry to identify best practices and adapt them to our business. We seek to recruit and retain the best associates, many of whom come from other sectors or industries. The pursuit of this strategy has resulted in numerous innovations that have improved our internal business practices and have been a driver of our significant outperformance in cumulative same-store NOI growth relative to the reported results of other publicly traded multifamily REITs over the last 10 years and will continue to be a significant strength of our company. The following describes some of the key components of our operating platform in additional detail and highlights several of the key innovations we have made over the last 15 years:

Premier National Brand. We market substantially all of our apartments using our Archstone® brand, which we believe is the premier national brand in the multifamily real estate industry. We believe we were the first company in the multifamily real estate industry to implement a branding strategy at a national level when we initiated our national branding strategy in 1998. We have since built and maintained our brand over time by consistently offering residents exceptional customer service and attractive, modern units, as well as higher end community amenities. Our branding strategy emphasizes our enterprise-wide commitment to exceptional customer service, including our Seal of Service®, which includes our 100% move-in satisfaction guarantee that allows residents to move out within the first 30 days of their lease without penalty, our 1-day service guarantee, our relocation guarantee that offers relocation assistance to residents moving from one of our communities to another and provides residents with an exclusive resident services website pursuant to which they can, among other things, pay rent or track service requests online. The Archstone® brand allows us to leverage off of the track record we have established over the last 15 years and enhances our ability to attract and retain residents and command premium rents.

Large, Dedicated and Scalable Operating Team. We have a dedicated team of corporate and regional real estate professionals and on-site operations employees focused exclusively on the management of our communities. Our internal management of our communities allows us to ensure consistent quality across our portfolio, more easily integrate newly acquired or developed communities at a lower cost, support strong formal and informal training programs and identify and groom potential future leaders of our company.

Sophisticated Revenue Management. We utilize a sophisticated revenue management system in order to maximize the revenue we are able to generate from our communities. One of the principal tools that we utilize is the LRO revenue management software product. LRO is a software program that we initially developed that uses advanced mathematical modeling to generate optimal lease pricing based on real-time demand and market data, prior year lease data, lease expiration schedules and other factors. Our skilled pricing and revenue management team has continually made adjustments to the system and enhanced our pricing processes over time. This has enabled us to increase our financial performance, by allowing us to price flexible lease terms more effectively, manage our lease expirations to lower our exposure to seasonal volatility, reduce our vacancy loss, improve our forecasting and budgeting capabilities and better integrate our marketing through improved operational business intelligence. By using this sophisticated revenue management system, we are able to optimize the prices of our leases, resulting in increased revenues.

Focus on Technological Innovation. We recognize the importance of effectively utilizing technology in our business, and we believe we have an unparalleled track record of technological innovation within the multifamily real estate industry. The following are some of our significant innovations:

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Automated Applicant Screening. In 1999, we introduced SafeRent, which we believe was the industry’s first credit-score-based applicant screening model, to replace the existing, industry-standard manual credit scoring method. Prior to its introduction, we recognized the opportunity to approve resident applications more quickly, improve the efficiency and accuracy of the process and reduce costs. In addition to creating greater efficiency for us and better convenience for our residents, the real-time screening process resulted in improved lease closing ratios. Credit-score based applicant-screening has now become the industry standard.

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Revenue Management Software. In 1999 we began to research a more sophisticated pricing and revenue management model. Our belief was that the apartment business could benefit from the same pricing techniques that benefited other fixed inventory businesses such as airlines and hospitality. Our efforts in this area culminated in our development and implementation of LRO in all of our communities by the end of 2002 after our testing showed significant revenue outperformance relative to market in selected communities where we had initially implemented LRO. In subsequent years, the implementation of LRO benefited us in many other ways, such as by improving our forecasting and budgeting capabilities, better informing our marketing spend, and improving our operational business intelligence. In 2005, we began to actively market LRO to other apartment owners and licensed it to five large apartment companies among others before transitioning it to a third-party software company. LRO has since become the leading revenue management system in the multifamily industry and is currently being used to price over one million apartment units in the United States, including units owned by many of the largest and most sophisticated apartment owners.

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Online Technology. Our website provides a robust shopping experience for our prospective residents, and we have incorporated many innovations into our website over the years. In 2004, we introduced what we believe to be the first technology-based customer self-service capabilities in the multifamily real estate industry, allowing prospective renters to view real-time rents and apartment availability and to execute their leases completely online. At the same time, we introduced the ability for renters to pay rent, submit requests for service and contact the leasing office. In the fourth quarter of 2009, we introduced remote deposit capture allowing our apartment communities to process rent collection through check scanning rather than through manual deposits. In the first half of 2012, 63% of our lease payments were paid online. These capabilities have since become common capabilities in our industry. We also utilize sophisticated search engine optimization and search engine marketing strategies to achieve the widest possible exposure in the marketplace. In the first quarter of 2011, we surpassed one million unique visitors to our website, placing us as a leader in our industry.

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Mobile Technology. During 2010, we formally embraced “mobility” as a trend that was not only growing in importance, but supplanting the traditional use of desktops and laptops. We began our research and development of enhanced mobility solutions at a time when mobile traffic to our website was 2% of our overall web traffic, yet we believed the trend toward mobile access would become an important capability for our customers. As a result, we launched a mobile-friendly version of our website, which, as of June 30, 2012, generated more than 18% of the overall traffic to our main website, www.archstoneapartments.com. We believe we were also the first in our industry to introduce iPhone and Android applications for residents allowing them to complete important transactions such as paying rent, entering service requests, and communicating with community management from mobile devices. We have also introduced an iPad Touring application in select communities across our portfolio to make our sales process more efficient and user-friendly by providing prospective tenants with images of the interior, exterior and floorplans of apartment communities, information regarding surrounding neighborhoods, and the ability to view unit availability and asking rents.

We believe that our current technology platform and our internal focus on technological innovation will continue to provide us with an advantage over others in the multifamily real estate industry.

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Significant Development Pipeline Managed by Proven Development Team. We have a proven development team with a long, successful track record of creating significant value through the development of new apartment communities and a robust existing development pipeline. From the beginning of 1995 to June 30, 2012, we completed over approximately $6.0 billion of new apartment community developments. Our development professionals are based in the markets in which they work and we believe that our locally based development infrastructure creates a significant competitive advantage for identifying and completing very attractive investment opportunities in our core markets. Our development team is led by our Chief Development Officer, Neil T. Brown, who has 17 years of experience working for our company and 28 years of experience in the multifamily industry and is supported by 33 regional officers with an average of approximately 23 years of real estate development experience through several real estate cycles. The development team has significant expertise in all multifamily product types, with a unique ability to execute complex urban high-rise and mixed-use projects as well as mid-rise and garden communities. As of June 30, 2012, we owned or had an ownership interest in a development pipeline that, if developed as currently planned, would have a total expected investment of $5.0 billion. Our development pipeline includes 37 apartment communities under construction or in planning, 31 of which are located in our core markets, encompassing more than 11,347 apartment units and our CityCenterDC mixed-use development project. We also hold four land parcels for potential future development or sale. During 2010 and 2011 we added to our development pipeline by acquiring or placing under contract 13 land parcels for a total expected purchase price of $253.8 million. Due to the recent economic downturn, we were able to acquire or control these land parcels at very attractive prices, upon which we plan to build high quality apartment communities with a total expected investment of $1.5 billion. We believe our strong development pipeline together with our proven ability to successfully complete sophisticated multifamily development projects will provide us with a source of future growth. As such, we expect our development capability to continue to be a key contributor to our growth and to create significant value as properties are completed and stabilized, producing attractive returns during the next several years.

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Successful Investment Management Business. We have a successful investment management business that includes domestic and international joint ventures and funds. As of June 30, 2012, we managed joint ventures holding U.S. operating or development communities with combined assets aggregating $2.3 billion, including 30 operating communities with 9,357 units and seven development joint ventures, which had a combined total expected investment aggregating $647.1 million and an expected 2,088 units. In addition, we managed our German fund, which held $1.6 billion of total assets as of June 30, 2012 and in which we held a 16.5% interest. Our investment management business enables us to profitably leverage our fully integrated platform both domestically and in Europe while limiting the capital investment that we are required to make. Our investment management business offers an avenue for sophisticated private capital sources to invest in the apartment business with a proven and trusted partner. The success based investment returns and management fees we earn on most of our joint ventures and funds enhance our potential for higher overall returns.

Business and Growth Strategies

Our objective is to consistently achieve industry-leading performance, generate sustainable long-term growth and maximize stockholder value by continuing to focus on our competitive strengths and pursuing the following business and growth strategies:

•	Maximize Operating Cash Flow Through Proactive Asset and Property Management. We intend to maximize our operating cash flow by:

•	increasing rental rates and occupancy levels by leveraging our operating platform to fully capitalize on the economic recovery and improvements in fundamentals for our business;

•	increasing rental rates for residents with below-market leases as leases expire;

•	managing operating expenses through aggressive cost control and continuing to negotiate volume discounts with respect to our entire portfolio;

•	carefully investing capital into our communities on a selective basis to achieve attractive risk adjusted returns; and

•	leveraging our strong operating platform to improve our lease renewal percentage, and tailor our marketing to maximize demand for our product, which should result in higher rental rates.

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Strategically Allocate Capital. We plan to strategically allocate capital in our portfolio by selling or recapitalizing select assets where valuations are compelling. We intend to use the net proceeds of these sales and recapitalization transactions to repay secured debt, make investments with higher expected returns and redeploy capital into assets with superior long-term growth prospects located in our core markets, thereby improving our portfolio with each transaction. We strive to create value by acquiring, developing and operating apartment communities in the most desirable neighborhoods of markets characterized by expensive single family homes, high barriers-to-entry to construction and limited land on which to build new housing, high household income levels and a strong, diversified economic base with significant growth potential.

During our history as a publicly traded company, we were a pioneer in executing a now popular capital recycling strategy that resulted in the tax-efficient redeployment of billions of dollars of capital from low barrier secondary and tertiary markets or specific assets with limited yield growth prospects to our current concentration of high-quality apartment communities located in premier supply-constrained coastal markets. Prior to the privatization, we increased the percentage of pro rata NOI generated from our core markets from 2% for the three months ended March 31, 1995, to 97% for the three months ended September 30, 2007. Further, from the beginning of 1995 through June 30, 2012, our skilled investment and operations teams worked together to produce an aggregate unlevered IRR on communities acquired or developed and then sold during that period of 13.4%, with aggregate GAAP gains of $3.3 billion on $13.2 billion of aggregate dispositions.

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Invest in Apartment Communities in Protected Locations in our Core Markets. We intend to continue to acquire and develop apartment communities located in what we believe are the most desirable residential neighborhoods in our core markets such as La Jolla and Marina del Rey in Southern California, Silicon Valley and the City of San Francisco, Dupont Circle in Washington, D.C., the Upper East Side and Upper West Side of Manhattan and downtown Boston. We believe that concentrating our investments in these and other similar neighborhoods, where we have existing infrastructure and can leverage our operating platform, will enable us to generate superior long-term growth in rents, NOI and investment values.

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Capitalize on Development Opportunities to Enhance Overall Returns. We place considerable emphasis on the value created through our development of new apartment properties. We control a pipeline of development projects in various stages of planning and construction. Many of the projects in our development portfolio benefit from excellent locations in our core markets. We expect these identified projects to enhance our overall returns. Additionally, we generally utilize guaranteed maximum price contracts, which caps our cost of construction at a guaranteed price through qualified third-party contractors, to reduce our exposure to construction cost risk. Our locally based professionals possess extensive experience and broad-based networks that enable them to continue to source attractive development opportunities and successfully navigate local regulatory processes. We believe that these resources allow us to identify and capture a variety of new development opportunities, including urban infill and mixed-use projects that we believe will create significant value for the company going forward. We may continue to use joint ventures in the future to finance our development projects, thereby reducing the amount of capital required by us to make development investments.

We believe our success implementing our development strategy is exemplified by our Wisconsin Place project.

Completed in 2009, Archstone Wisconsin Place is located in Chevy Chase, Maryland, adjacent to the Friendship Heights metro stop and only two miles from the National Cathedral and American University. This vibrant mixed-use community offers easy access to downtown Washington, D.C.

and contains a Whole Foods Market, a Bloomingdales, specialty retail and restaurants, an 11-story, 295,000 square foot Class A office building, public parks, plazas, a 20,500 square foot community center and parking for more than 1,500 cars and loading for the entire development. Our 432 unit, 15-story, luxury rental apartment building is a key focal point of the project and offers residents the latest in luxury apartment living. Archstone Wisconsin Place generated approximately $10.6 million of NOI in the first year of stabilization, which represented 9.2% of the total cost to build the community.

Since the project required rezoning for greater density, we and our joint venture partners, New England Development and Boston Properties, engaged members of the community and government officials from the very beginning to execute the complex program. Wisconsin Place received the Best Mixed-Use Project Award of 2010 by The Commercial Real Estate Development Association (NAIOP) and the Best Mid-Atlantic High-Rise Apartment Community of 2009 by Delta Associates.

This project demonstrates our ability to source attractive development opportunities and navigate local regulatory processes.

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Continue to Invest in our Technology and Our People. The goal of our technology is to improve our core operations, make it easier for our residents to do business with us, and support our initiative to provide exceptional customer service. We have been an industry leader in this area and plan to continue to enhance our business model through technological innovations going forward. To that end, we regularly remain current with the most recent technological changes, experiment with those products and features we deem most applicable to us, and rapidly implement the most promising capabilities.

We strongly believe that having the best people in the business to execute our strategy is absolutely critical to the success of our operating platform. Our culture is very important to us and we reinforce it regularly through our actions and communications. We continuously seek to attract and retain associates who share our core values: honesty and ethics, camaraderie, innovation, leadership, and entrepreneurial spirit. We plan to continue to strengthen our operating team by making significant investments in our programs and systems for recruiting, training and motivating our associates.

Our Financing Strategy

We intend to structure our balance sheet to provide the financial flexibility to access multiple sources of capital throughout economic cycles to fund our growth. Upon completion of the formation transactions and this offering, we will have a significant equity base, with an equity market capitalization of $             based on the midpoint of the price range set forth on the front cover of this prospectus. We will seek to develop an investment-grade credit profile over time by reducing both our overall leverage and our use of secured debt. Upon completion of the formation transactions and this offering, our pro forma debt to EBITDA ratio for the 12 months ended June 30, 2012 will be              and our unencumbered asset base will be $            .

Concurrent with the completion of this offering, we anticipate entering into an unsecured revolving credit facility with affiliates of certain of the underwriters to fund acquisition, development and redevelopment activities and for working capital purposes. This new revolving credit facility will give us significant financial flexibility to act more quickly on new investment opportunities as they arise. The new revolving credit facility will replace our existing revolving credit facility upon completion of this offering.

We intend to structure our long-term debt maturities in a manner designed to minimize the risk to us of repayment obligations in any year. Upon completion of the formation transactions and this offering and assuming our exercise of all extension options, we will have $             of long-term debt maturing in 2013, $             in 2014, $             in 2015 and $             in 2016, representing     %,     %,     % and     % of total outstanding indebtedness, respectively.

Operating Communities

As of June 30, 2012, our operating portfolio included the following U.S. apartment communities:

					Apartment
Community	Location	Submarket	Ownership Percentage (1)	Property Type	Units	Average SF per Unit	Average Occupancy for the Quarter Ended 6/30/2012 (2)(5)	Average Monthly Revenue Per Occupied Unit for the Quarter Ended 6/30/2012 (3)(5)	Retail SF	Total Revenue for the Quarter Ended 6/30/2012 (4)(5)
Washington, DC
Archstone 2201 Wilson	Arlington, VA	Arlington	100.0%	Mid/High-Rise	219	837	95.8%	$2,543	3,157	$1,621,580
Archstone Ballston Place	Arlington, VA	Arlington	100.0%	Mid/High-Rise	383	871	95.8%	2,567	4,795	2,872,351
Archstone Ballston Square	Arlington, VA	Arlington	100.0%	Mid/High-Rise	714	877	95.8%	2,352	12,065	4,965,437
Archstone Columbia Crossing	Arlington, VA	Arlington	100.0%	Mid/High-Rise	247	977	97.6%	2,094	—	1,514,973
Archstone Courthouse Place	Arlington, VA	Arlington	100.0%	Mid/High-Rise	564	849	93.6%	2,439	2,400	3,889,355
Archstone Courthouse Plaza (6)	Arlington, VA	Arlington	100.0%	Mid/High-Rise	396	798	95.3%	2,341	16,219	2,782,696
Archstone Crystal Place	Arlington, VA	Arlington	100.0%	Mid/High-Rise	181	912	95.7%	2,430	—	1,263,219
Archstone Crystal Towers	Arlington, VA	Arlington	100.0%	Mid/High-Rise	912	1,118	93.8%	2,420	9,114	6,233,256
Archstone Lofts 590	Arlington, VA	Arlington	100.0%	Mid/High-Rise	212	859	95.8%	2,486	—	1,514,165
Archstone Pentagon City	Arlington, VA	Arlington	100.0%	Mid/High-Rise	298	770	96.0%	2,329	430	2,002,036
Archstone Rosslyn	Arlington, VA	Arlington	100.0%	Mid/High-Rise	314	814	95.9%	2,501	3,835	2,290,595
Archstone Virginia Square (7)	Arlington, VA	Arlington	100.0%	Mid/High-Rise	231	840	96.8%	2,635	6,979	1,853,409
Crystal House (8)	Arlington, VA	Arlington	100.0%	Mid/High-Rise	827	899	92.8%	2,030	8,280	4,747,100
Oakwood Arlington (9)	Arlington, VA	Arlington	100.0%	Mid/High-Rise	184	839	N/A	N/A	—	931,722
Oakwood Crystal City (9)	Arlington, VA	Arlington	100.0%	Mid/High-Rise	162	828	N/A	N/A	—	1,031,695
Water Park Towers	Arlington, VA	Arlington	100.0%	Mid/High-Rise	362	959	96.2%	2,574	—	2,687,854
Alban Towers	Washington, DC	District of Columbia	100.0%	Mid/High-Rise	229	919	94.6%	2,913	—	1,893,022
Archstone 2501 Porter	Washington, DC	District of Columbia	100.0%	Mid/High-Rise	202	758	95.3%	2,515	—	1,452,654
Archstone Calvert Woodley	Washington, DC	District of Columbia	100.0%	Mid/High-Rise	136	928	94.7%	2,629	—	1,015,498
Archstone Connecticut Heights	Washington, DC	District of Columbia	100.0%	Mid/High-Rise	518	561	93.8%	1,786	—	2,602,601
Archstone Dupont Circle	Washington, DC	District of Columbia	100.0%	Mid/High-Rise	120	531	97.4%	1,963	7,630	757,626
Archstone Glover Park	Washington, DC	District of Columbia	100.0%	Mid/High-Rise	120	869	94.3%	2,348	—	797,616
Archstone Tunlaw Gardens	Washington, DC	District of Columbia	100.0%	Garden	166	816	94.8%	1,811	—	855,045
Archstone Van Ness	Washington, DC	District of Columbia	100.0%	Mid/High-Rise	624	948	94.8%	2,166	915	3,851,446
Brandywine (10)	Washington, DC	District of Columbia	26.1%	Mid/High-Rise	305	1,280	94.2%	2,297	—	1,979,873
Cleveland House	Washington, DC	District of Columbia	100.0%	Mid/High-Rise	214	900	94.8%	2,473	—	1,504,396
Park Connecticut	Washington, DC	District of Columbia	100.0%	Mid/High-Rise	142	916	96.0%	2,836	—	1,160,132
The Albemarle	Washington, DC	District of Columbia	100.0%	Mid/High-Rise	228	1,123	95.9%	2,513	6,721	1,680,735
The Consulate	Washington, DC	District of Columbia	100.0%	Mid/High-Rise	268	843	94.2%	2,192	—	1,659,632
The Flats at Dupont Circle	Washington, DC	District of Columbia	100.0%	Mid/High-Rise	306	605	95.1%	2,648	—	2,312,132
The Statesman	Washington, DC	District of Columbia	100.0%	Mid/High-Rise	281	678	94.7%	1,992	—	1,589,674
Archstone Fairchase	Fairfax, VA	Fairfax	100.0%	Mid/High-Rise	392	949	96.4%	1,826	—	2,069,099
Archstone Monument Park	Fairfax, VA	Fairfax	100.0%	Mid/High-Rise	460	1,014	96.7%	1,827	—	2,437,730

					Apartment
Community	Location	Submarket	Ownership Percentage (1)	Property Type	Units	Average SF per Unit	Average Occupancy for the Quarter Ended 6/30/2012 (2)(5)	Average Monthly Revenue Per Occupied Unit for the Quarter Ended 6/30/2012 (3)(5)	Retail SF	Total Revenue for the Quarter Ended 6/30/2012 (4)(5)
Archstone Woodland Park (11)	Herndon, VA	Fairfax	20.0%	Mid/High-Rise	392	1,003	96.0%	1,680	—	1,896,118
Archstone Charter Oak	Reston, VA	Fairfax	100.0%	Garden	262	1,097	95.7%	1,680	—	1,263,401
Archstone Reston Landing	Reston, VA	Fairfax	100.0%	Mid/High-Rise	400	995	95.7%	1,812	—	2,081,947
Archstone Tysons Corner	Vienna, VA	Fairfax	100.0%	Garden	217	967	95.5%	1,836	—	1,141,567
Archstone Wisconsin Place (11)(12)	Chevy Chase, MD	Montgomery County	75.0%	Mid/High-Rise	432	914	96.0%	3,197	—	3,975,598
Oakwood Gaithersburg (9)	Gaithersburg, MD	Montgomery County	100.0%	Mid/High-Rise	136	878	N/A	N/A	—	485,465
Westchester Rockville Station	Rockville, MD	Montgomery County	100.0%	Mid/High-Rise	192	1,041	96.1%	2,055	—	1,137,071
Archstone Wheaton Station	Wheaton, MD	Montgomery County	100.0%	Mid/High-Rise	243	884	96.0%	1,794	—	1,255,045
Archstone Russett	Laurel, MD	Washington DC-Other	100.0%	Garden	238	1,154	96.5%	1,821	—	1,254,071
Westchester at the Pavilions	Waldorf, MD	Washington DC-Other	100.0%	Garden	491	1,082	92.8%	1,825	16,982	2,506,626

Subtotal/Weighted Average at 100%					13,920	913	95.1%	$2,234	99,522	$88,817,263

Subtotal/Weighted Average at Share			95.9%							$84,842,947

Southern California
Archstone Glendale (13)	Glendale, CA	Greater Pasadena	100.0%	Mid/High-Rise	264	983	95.0%	$2,057	—	$1,548,674
Archstone Del Mar Station	Pasadena, CA	Greater Pasadena	100.0%	Mid/High-Rise	347	975	93.2%	2,074	10,683	2,110,120
Archstone Old Town Pasadena	Pasadena, CA	Greater Pasadena	100.0%	Mid/High-Rise	96	692	94.8%	1,758	—	479,813
Archstone Pasadena	Pasadena, CA	Greater Pasadena	100.0%	Mid/High-Rise	120	854	94.0%	2,102	8,417	778,020
Archstone Aliso Town Center (11)	Aliso Viejo, CA	Orange County	10.0%	Garden	192	821	95.2%	1,657	—	908,958
Archstone Aliso Viejo (11)	Aliso Viejo, CA	Orange County	10.0%	Garden	241	858	94.4%	1,699	—	1,159,761
Archstone Fountain Valley (11)	Fountain Valley, CA	Orange County	10.0%	Garden	182	791	94.6%	1,554	—	802,550
Archstone Huntington Beach (11)	Huntington Beach, CA	Orange County	10.0%	Garden	152	773	95.2%	1,713	—	743,732
Archstone Mission Viejo (11)	Mission Viejo, CA	Orange County	10.0%	Garden	216	995	94.2%	1,841	—	1,124,136
Archstone Placentia Place (11)	Placentia, CA	Orange County	10.0%	Garden	416	847	93.1%	1,543	—	1,792,797
Archstone Las Flores (11)	Rcho Sta Marg, CA	Orange County	10.0%	Garden	504	925	93.3%	1,603	—	2,260,601
Archstone Tustin (11)	Tustin, CA	Orange County	10.0%	Garden	160	753	95.5%	1,532	—	702,401
Archstone Yorba Linda (11)	Yorba Linda, CA	Orange County	20.0%	Garden	400	995	93.1%	1,608	—	1,796,643
Archstone Pacific View (11)	Carlsbad, CA	San Diego	10.0%	Garden	451	942	96.8%	1,821	—	2,384,947
Archstone Seascape (11)	Carlsbad, CA	San Diego	10.0%	Garden	208	817	96.1%	1,624	—	973,704
Archstone Encinitas	Encinitas, CA	San Diego	100.0%	Mid/High-Rise	120	1,258	95.7%	2,057	3,000	713,637
Archstone Escondido (11)	Escondido, CA	San Diego	10.0%	Garden	264	807	94.1%	1,439	—	1,072,516
Archstone La Jolla (11)	La Jolla, CA	San Diego	10.0%	Garden	296	809	94.5%	1,806	—	1,515,733
Archstone La Mesa	La Mesa, CA	San Diego	100.0%	Garden	168	830	95.4%	1,588	—	763,522
Archstone Del Mar Heights	San Diego, CA	San Diego	100.0%	Garden	168	933	98.0%	1,860	—	918,496
Archstone Harborview (11)	San Diego, CA	San Diego	10.0%	Mid/High-Rise	387	618	94.6%	1,652	—	1,814,174
Archstone La Jolla Colony	San Diego, CA	San Diego	100.0%	Garden	180	761	96.5%	1,674	—	872,940
Archstone Mission Valley (11)	San Diego, CA	San Diego	10.0%	Garden	736	941	94.3%	1,865	—	3,881,767
Archstone Presidio View (11)	San Diego, CA	San Diego	10.0%	Mid/High-Rise	350	928	94.9%	1,880	—	1,872,975

					Apartment
Community	Location	Submarket	Ownership Percentage (1)	Property Type	Units	Average SF per Unit	Average Occupancy for the Quarter Ended 6/30/2012 (2)(5)	Average Monthly Revenue Per Occupied Unit for the Quarter Ended 6/30/2012 (3)(5)	Retail SF	Total Revenue for the Quarter Ended 6/30/2012 (4)(5)
Archstone Torrey Hills (11)	San Diego, CA	San Diego	10.0%	Garden	340	980	94.8%	2,033	—	1,966,084
Archstone University Towne Ctr (11)	San Diego, CA	San Diego	10.0%	Garden	328	887	95.3%	1,690	—	1,584,521
Archstone Agoura Hills	Agoura Hills, CA	San Fernando Valley	100.0%	Garden	178	916	92.8%	1,762	—	873,322
Archstone Oak Creek	Agoura Hills, CA	San Fernando Valley	100.0%	Garden	336	1,084	90.6%	2,336	—	2,134,476
Archstone Calabasas	Calabasas, CA	San Fernando Valley	100.0%	Garden	600	844	93.3%	1,734	500	2,918,372
Archstone Los Feliz	Los Angeles, CA	San Fernando Valley	100.0%	Mid/High-Rise	263	767	93.6%	1,700	—	1,254,948
Oakwood Toluca Hills (9)	Los Angeles, CA	San Fernando Valley	100.0%	Garden	1,151	691	N/A	N/A	—	3,655,776
Archstone Simi Valley	Simi Valley, CA	San Fernando Valley	100.0%	Garden	500	860	93.0%	1,729	—	2,413,947
Archstone Studio City	Studio City, CA	San Fernando Valley	100.0%	Mid/High-Rise	827	821	94.2%	1,966	—	4,594,152
Archstone Thousand Oaks	Thousand Oaks, CA	San Fernando Valley	100.0%	Garden	154	873	94.7%	1,831	—	800,813
Archstone Thousand Oaks Crest	Thousand Oaks, CA	San Fernando Valley	100.0%	Garden	191	1,055	93.7%	1,897	—	1,018,444
Archstone Thousand Oaks Plaza	Thousand Oaks, CA	San Fernando Valley	100.0%	Garden	148	949	94.9%	1,998	—	842,149
Archstone Warner Center	Woodland Hills, CA	San Fernando Valley	100.0%	Mid/High-Rise	522	882	91.1%	1,783	—	2,543,801
Archstone Woodland Hills (fka Oakwood Woodland Hills) (14)	Woodland Hills, CA	San Fernando Valley	100.0%	Garden	883	655	N/A	N/A	—	2,386,636
Archstone Westside	Los Angeles, CA	West L.A.	100.0%	Garden	204	930	92.8%	2,351	—	1,335,874
Archstone Breakwater at Marina del Rey (15)(16)	Marina del Rey, CA	West L.A.	100.0%	Mid/High-Rise	224	1,044	47.6%	2,168	—	693,783
Archstone Marina del Rey (17)	Marina del Rey, CA	West L.A.	100.0%	Mid/High-Rise	623	1,051	93.6%	2,679	—	4,687,529
Oakwood Marina del Rey (9)(17)	Marina del Rey, CA	West L.A.	100.0%	Garden	597	646	N/A	N/A	—	1,935,206
Archstone Playa del Rey	Playa del Rey, CA	West L.A.	100.0%	Mid/High-Rise	354	906	93.7%	2,256	—	2,245,692
Archstone Santa Monica	Santa Monica, CA	West L.A.	100.0%	Mid/High-Rise	229	541	90.6%	2,403	15,083	1,680,805
Archstone Santa Monica on Main	Santa Monica, CA	West L.A.	100.0%	Mid/High-Rise	133	921	95.0%	3,407	16,131	1,484,098
Archstone Sierra Del Oro	Corona, CA	Southern California-Other	100.0%	Garden	300	887	93.5%	1,475	—	1,241,381
Archstone City Place	Long Beach, CA	Southern California-Other	100.0%	Mid/High-Rise	221	861	93.7%	1,757	—	1,092,082
Archstone Long Beach	Long Beach, CA	Southern California-Other	100.0%	Garden	206	705	93.6%	1,647	—	952,981
Archstone Long Beach Harbor	Long Beach, CA	Southern California-Other	100.0%	Mid/High-Rise	160	700	94.8%	1,646	9,450	748,946
Archstone Terracina	Ontario, CA	Southern California-Other	100.0%	Garden	736	915	94.1%	1,214	—	2,523,871
Archstone Seal Beach (fka Oakwood Long Beach Marina) (14)	Seal Beach, CA	Southern California-Other	100.0%	Garden	549	706	N/A	N/A	—	1,793,611
Archstone Vanoni Ranch	Ventura, CA	Southern California-Other	100.0%	Garden	316	936	94.1%	1,813	—	1,616,929
Archstone Ventura	Ventura, CA	Southern California-Other	100.0%	Garden	192	944	95.0%	1,828	—	1,000,627
Archstone Ventura Colony	Ventura, CA	Southern California-Other	100.0%	Garden	272	807	93.1%	1,572	—	1,193,665

Subtotal/Weighted Average at 100%					18,355	851	93.3%	$1,833	63,264	$88,207,138

Subtotal/Weighted Average at Share			71.1%							$62,864,601

San Francisco Bay Area
Archstone Emerald Park	Dublin, CA	East Bay	100.0%	Garden	324	1,000	96.0%	$2,058	—	$1,920,273
Archstone Emeryville	Emeryville, CA	East Bay	100.0%	Mid/High-Rise	261	821	93.5%	1,831	—	1,339,635
Archstone Fremont Center	Fremont, CA	East Bay	100.0%	Mid/High-Rise	322	986	95.8%	1,892	14,616	1,870,909

					Apartment
Community	Location	Submarket	Ownership Percentage (1)	Property Type	Units	Average SF per Unit	Average Occupancy for the Quarter Ended 6/30/2012 (2)(5)	Average Monthly Revenue Per Occupied Unit for the Quarter Ended 6/30/2012 (3)(5)	Retail SF	Total Revenue for the Quarter Ended 6/30/2012 (4)(5)
Archstone Hacienda	Pleasanton, CA	East Bay	100.0%	Garden	540	999	95.2%	2,006	—	3,094,772
Archstone Walnut Creek	Walnut Creek, CA	East Bay	100.0%	Garden	510	746	94.6%	1,592	—	2,303,536
Archstone Walnut Creek Station	Walnut Creek, CA	East Bay	100.0%	Garden	360	700	91.9%	1,649	—	1,636,852
Archstone Walnut Ridge	Walnut Creek, CA	East Bay	100.0%	Mid/High-Rise	106	764	93.6%	1,898	—	564,871
Archstone Redwood Shores	Redwood City, CA	San Francisco	100.0%	Garden	304	759	94.7%	2,320	—	2,003,429
Harborside	Redwood City, CA	San Francisco	100.0%	Garden	149	829	94.7%	2,324	—	984,384
Archstone South San Francisco	S. San Francisco, CA	San Francisco	100.0%	Mid/High-Rise	360	880	92.8%	2,274	11,689	2,382,246
Archstone San Bruno	San Bruno, CA	San Francisco	100.0%	Mid/High-Rise	485	874	94.0%	2,231	—	3,049,985
Archstone San Bruno III	San Bruno, CA	San Francisco	100.0%	Mid/High-Rise	187	1,237	97.1%	2,898	—	1,579,098
Archstone San Mateo	San Mateo, CA	San Francisco	100.0%	Mid/High-Rise	575	890	94.5%	2,637	13,769	4,383,369
Archstone Fox Plaza	San Francisco, CA	San Francisco	100.0%	Mid/High-Rise	443	518	93.9%	1,869	—	2,331,903
Archstone South Market	San Francisco, CA	San Francisco	100.0%	Mid/High-Rise	410	788	95.7%	3,328	24,814	4,143,499
Archstone Sausalito	Sausalito, CA	San Francisco	100.0%	Garden	198	750	95.7%	1,865	—	1,059,980
Archstone Cupertino	Cupertino, CA	Silicon Valley	100.0%	Mid/High-Rise	311	944	94.8%	2,380	—	2,106,166
Archstone Mountain View	Mountain View, CA	Silicon Valley	100.0%	Garden	180	766	96.9%	2,038	—	1,066,607
Archstone Mountain View at Middlefield (fka Oakwood Mountain View) (14)	Mountain View, CA	Silicon Valley	100.0%	Garden	402	651	N/A	N/A	—	1,688,778
Archstone Willow Glen	San Jose, CA	Silicon Valley	100.0%	Garden	412	928	94.1%	1,988	—	2,311,083
Archstone West Valley (fka Oakwood San Jose South) (14)	San Jose, CA	Silicon Valley	100.0%	Garden	789	639	N/A	N/A	—	2,164,736
Archstone Santa Clara (18)	Santa Clara, CA	Silicon Valley	100.0%	Garden	450	955	97.1%	2,054	—	2,692,137
Archstone Sunnyvale (11)	Sunnyvale, CA	Silicon Valley	28.6%	Garden	192	1,063	96.8%	2,241	—	1,249,066

Subtotal/Weighted Average at 100%					8,270	830	94.8%	$2,163	64,888	$47,927,314

Subtotal/Weighted Average at Share			98.3%							$47,035,106

New York City
Archstone 101 West End	New York, NY	Manhattan	100.0%	Mid/High-Rise	503	840	95.3%	$3,419	38,340	$5,744,670
Archstone Camargue	New York, NY	Manhattan	100.0%	Mid/High-Rise	260	824	95.3%	3,933	7,487	3,011,306
Archstone Chelsea	New York, NY	Manhattan	100.0%	Mid/High-Rise	266	706	95.8%	3,506	11,958	3,116,896
Archstone Clinton	New York, NY	Manhattan	100.0%	Mid/High-Rise	627	669	95.3%	2,945	24,338	5,498,903
Archstone East 39th	New York, NY	Manhattan	100.0%	Mid/High-Rise	254	723	95.4%	3,250	11,995	2,502,833
Archstone Kips Bay (11)	New York, NY	Manhattan	28.6%	Mid/High-Rise	208	733	84.5%	3,475	19,113	2,297,924
Archstone Midtown West	New York, NY	Manhattan	100.0%	Mid/High-Rise	550	716	93.2%	3,188	41,155	6,140,201
Archstone Murray Hill	New York, NY	Manhattan	100.0%	Mid/High-Rise	270	790	97.0%	3,791	30,100	3,443,470
Archstone West 54th	New York, NY	Manhattan	100.0%	Mid/High-Rise	222	679	94.7%	2,812	13,857	2,115,559
Archstone West 96th	New York, NY	Manhattan	100.0%	Mid/High-Rise	207	938	95.5%	3,934	15,687	2,653,487
The Westmont	New York, NY	Manhattan	100.0%	Mid/High-Rise	163	904	95.7%	3,992	10,446	2,198,801
Archstone Brooklyn Heights	Brooklyn, NY	New York-Other	100.0%	Mid/High-Rise	192	748	94.8%	3,539	18,363	2,139,973
Archstone Hoboken	Hoboken, NJ	New York-Other	100.0%	Mid/High-Rise	301	950	95.5%	3,210	—	3,037,629

					Apartment
Community	Location	Submarket	Ownership Percentage (1)	Property Type	Units	Average SF per Unit	Average Occupancy for the Quarter Ended 6/30/2012 (2)(5)	Average Monthly Revenue Per Occupied Unit for the Quarter Ended 6/30/2012 (3)(5)	Retail SF	Total Revenue for the Quarter Ended 6/30/2012 (4)(5)
Archstone Meadowbrook Crossing	Westbury, NY	New York-Other	100.0%	Garden	396	1,014	95.6%	2,531	—	2,875,715

Subtotal/Weighted Average at 100%					4,419	794	94.7%	$3,300	242,839	$46,777,367

Subtotal/Weighted Average at Share			98.0%							$45,135,960

Boston
Archstone CambridgePark	Cambridge, MA	Cambridge	100.0%	Mid/High-Rise	312	976	96.2%	$2,533	1,890	$2,281,049
Archstone Kendall Square	Cambridge, MA	Cambridge	100.0%	Mid/High-Rise	186	916	95.0%	3,051	—	1,617,522
Archstone North Point (11)	Cambridge, MA	Cambridge	20.0%	Mid/High-Rise	426	900	91.8%	3,297	1,620	3,869,570
Archstone Avenir (19)	Boston, MA	City of Boston	100.0%	Mid/High-Rise	241	1,002	96.2%	3,465	25,960	2,624,219
Archstone Boston Common	Boston, MA	City of Boston	100.0%	Mid/High-Rise	420	832	92.5%	3,859	6,129	4,572,799
Oakwood Boston (9)	Boston, MA	City of Boston	100.0%	Mid/High-Rise	94	1,021	N/A	N/A	20,998	823,903
Archstone Quarry Hills	Quincy, MA	Boston-Other	100.0%	Garden	316	1,130	95.9%	2,407	—	2,187,757
Archstone Quincy	Quincy, MA	Boston-Other	100.0%	Mid/High-Rise	224	705	96.7%	1,753	—	1,138,475
Archstone Bear Hill	Waltham, MA	Boston-Other	100.0%	Gnarden	324	1,208	97.7%	2,551	—	2,421,971
Archstone Cronin’s Landing	Waltham, MA	Boston-Other	100.0%	Mid/High-Rise	281	1,092	93.5%	2,507	25,549	2,126,338
Archstone Watertown Square	Watertown, MA	Boston-Other	100.0%	Mid/High-Rise	134	1,054	95.8%	2,413	3,959	949,582

Subtotal/Weighted Average at 100%					2,958	980	94.8%	$2,864	86,105	$24,613,185

Subtotal/Weighted Average at Share			87.7%							$21,517,529

Seattle
Archstone Bellevue (fka Oakwood Bellevue) (14)	Bellevue, WA	Seattle	100.0%	Mid/High-Rise	191	778	N/A	N/A	5,465	$664,738
Archstone Redmond Court	Bellevue, WA	Seattle	100.0%	Garden	206	754	96.7%	$1,322	—	790,220
Archstone Redmond Park	Bellevue, WA	Seattle	100.0%	Garden	260	986	94.1%	1,614	—	1,185,237
Archstone Northcreek	Bothell, WA	Seattle	100.0%	Garden	524	835	92.6%	1,223	—	1,779,491
Archstone Kirkland at Carillon Point (11)	Kirkland, WA	Seattle	28.6%	Garden	130	1,344	84.8%	2,396	—	792,500
Archstone Redmond Campus	Redmond, WA	Seattle	100.0%	Garden	422	1,017	93.5%	1,670	5,040	1,992,511
Archstone Redmond Lakeview	Redmond, WA	Seattle	100.0%	Garden	166	849	96.3%	1,458	—	699,578
Archstone Cedar River	Renton, WA	Seattle	100.0%	Garden	153	1,016	94.3%	1,404	—	607,629
Archstone Belltown	Seattle, WA	Seattle	100.0%	Mid/High-Rise	360	649	94.7%	1,598	25,812	1,613,987
Archstone Elliott Bay	Seattle, WA	Seattle	100.0%	Mid/High-Rise	147	733	96.0%	1,685	20,508	722,109
Archstone Waterford Place	Woodinville, WA	Seattle	100.0%	Garden	360	822	94.5%	1,224	—	1,249,492

Subtotal/Weighted Average at 100%					2,919	869	93.9%	$1,488	56,825	$12,097,492

Subtotal/Weighted Average at Share			95.3%							$11,531,409

Southeast Florida
Archstone Boca Town Center (11)	Boca Raton, FL	Southeast Florida	28.6%	Garden	252	1,064	93.8%	$1,456	—	$1,032,697

					Apartment
Community	Location	Submarket	Ownership Percentage (1)	Property Type	Units	Average SF per Unit	Average Occupancy for the Quarter Ended 6/30/2012 (2)(5)	Average Monthly Revenue Per Occupied Unit for the Quarter Ended 6/30/2012 (3)(5)	Retail SF	Total Revenue for the Quarter Ended 6/30/2012 (4)(5)
Archstone Delray Beach	Delray Beach, FL	Southeast Florida	100.0%	Garden	196	962	92.2%	1,311	—	710,794
Archstone Pembroke Landings (11)	Pembroke Pines, FL	Southeast Florida	20.0%	Garden	300	1,334	94.8%	1,651	—	1,408,771

Subtotal/Weighted Average at 100%					748	1,146	93.8%	$1,498	—	$3,152,262

Subtotal/Weighted Average at Share			40.0%							$1,287,590

Other Markets
Archstone Windward (11)	Alpharetta, GA	Atlanta	20.0%	Garden	328	1,075	97.1%	$1,212	—	$1,157,877
Archstone Cheshire Bridge (11)	Atlanta, GA	Atlanta	20.0%	Mid/High-Rise	164	826	93.4%	1,090	—	500,470
Westchester at Clairmont	Atlanta, GA	Atlanta	100.0%	Garden	408	1,031	95.3%	1,080	—	1,259,765
Westchester Peachtree Valley	Atlanta, GA	Atlanta	100.0%	Mid/High-Rise	349	987	94.7%	1,399	—	1,387,013
Tenside (10)	Atlanta, GA	Atlanta	20.0%	Mid/High-Rise	336	898	93.4%	1,208	38,600	1,228,241
Archstone Tech Ridge (11)	Austin, TX	Austin	1.0%	Garden	256	866	96.0%	1,057	—	779,426
Archstone Lexington	Flower Mound, TX	Dallas	100.0%	Garden	222	983	95.2%	1,274	—	807,623
Archstone at MacArthur (11)	Irving, TX	Dallas	20.0%	Garden	444	1,031	95.5%	1,322	—	1,681,531
Archstone Preston Park (11)	Plano, TX	Dallas	20.0%	Garden	266	1,114	94.6%	1,204	—	908,494
Champions Park	Thornton, CO	Denver	100.0%	Garden	480	1,015	94.6%	1,151	—	1,568,215
Archstone Memorial Heights	Houston, TX	Houston	100.0%	Garden	616	705	95.5%	1,255	—	2,214,854
Oakwood Philadelphia (9)	Philadelphia, PA	Philadelphia	100.0%	Mid/High-Rise	80	831	N/A	N/A	11,192	343,896
Ironwood Apartments at SanTan	Gilbert, AZ	Phoenix	100.0%	Garden	315	982	93.4%	1,154	—	1,018,787
Archstone Desert Harbor	Peoria, AZ	Phoenix	100.0%	Garden	264	909	93.5%	833	—	616,319
Tempe Groves	Tempe, AZ	Phoenix	100.0%	Garden	408	952	95.0%	913	—	1,061,335

Subtotal/Weighted Average at 100%					4,936	947	94.9%	$1,164	49,792	$16,533,846

Subtotal/Weighted Average at Share			72.0%							$11,380,925

Total/Weighted Average at 100%					56,525	879	94.4%	$2,083	663,235	$328,125,867

Total/Weighted Average at Share			87.8%							$285,596,067

N/A	Not applicable for community.
(1)	Represents our economic share of the total NOI generated.
(2)	Represents the average physical occupancy based on number of units for the quarter or ownership period if asset was acquired during the period. Subtotals and totals exclude information, which is not applicable, for 12 communities with 5,218 units that we had leased pursuant to Oakwood master leases.
(3)	Average monthly revenue per occupied unit reflects income only from apartment operations and includes rental income, parking and ancillary income. Average monthly revenue per occupied unit is presented in accordance with GAAP and, accordingly, includes contractual rents to be collected, net of concessions, amortized on a straight-line basis over the term of the lease.
(4)	Includes all revenue generated from the community or communities, including apartment rental, retail, parking and ancillary income.
(5)	Metric is measured at the venture level on partially owned communities, not at share (unless indicated otherwise).
(6)	Our interest in the community is subject to a ground lease which expires in January 2062.
(7)	Our interest in the community is subject to a ground lease which expires in July 2079.

(8)	Our interest in the community is subject to a ground lease which expires in November 2060.
(9)	Community subject to an Oakwood master lease that has been extended to July 2017. See “Business and Properties—Operating Communities—Oakwood Master Leases” for further information.
(10)	Reflects a community owned by an unconsolidated joint venture and managed by a third party.
(11)	Unconsolidated joint venture.
(12)	Our interest in this unconsolidated joint venture is subject to a ground lease which expires in August 2103.
(13)	Our interest in the community is subject to a ground lease which expires in December 2050.
(14)	Community was subject to an Oakwood master lease that expired in July 2012 or will expire in September 2012 and was or will be transitioned to Archstone’s management. See “Business and Properties—Operating Communities—Oakwood Master Leases” for further information.
(15)	Our interest in the community is subject to a ground lease which expires in May 2054.
(16)	Community is undergoing major redevelopment.
(17)	Our interest in the community is subject to a ground lease which expires in March 2042.
(18)	Our interest in the community is subject to a ground lease which expires in July 2053.
(19)	Our interest in the community is subject to a ground lease which expires in September 2092 and has an option to extend once for 12 years.

Oakwood Master Leases

Twelve of our operating communities included in the table above were subject to residential master leases with a third party operator, which we refer to as Oakwood master leases, with scheduled expiration dates between July 2012 and March 2013. In July 2012, we entered into agreements with the third party operator to extend seven of the master leases for an additional five years to July 31, 2017. Each of the master leases is cancellable by either party after two years (one year for Oakwood Marina del Rey); provided that we also have the right to sell the communities subject to the master lease at any time, without penalty, which will cause the master lease to terminate 90 days after the sale. In August and September 2012, we assumed management of the five communities for which master leases were not extended.

Under the Oakwood master leases, these communities are managed by a third party operator who makes rental payments to us, receives all apartment rental income generated by the communities and is generally responsible for paying the apartment operating expenses of the communities other than real estate taxes and insurance. The rental payments we receive for each community are based on a negotiated base rate for the first year for the entire community and thereafter are adjusted annually based on market changes, which are determined using an agreed upon methodology that is set forth in the master lease.

We determined which communities to extend the master leases for, and which communities to assume management of, principally based on a detailed analysis for each community of the projected cash flow that each would generate under either scenario as well as our longer term plans for ownership of the community. The seven communities for which we extended the master leases generated approximately 3.9% of our pro rata NOI during the three months ended June 30, 2012, and the initial rent payments that we will receive under the extended master leases are approximately $8.0 million higher on an annualized basis than the rent payments that we were entitled to receive under the master leases as of their scheduled expiration.

Overall, for each of the communities for which we assumed or will assume the management, we believe that we will achieve higher NOI by managing the community than we would have if we had extended the master lease. We anticipate spending approximately $2,500 per unit on incremental capital expenditures to transition the five apartment communities to a traditional Archstone-managed model during the first twelve months after the leases are terminated. These capital expenditures are generally expected to be incurred in connection with installing Archstone signage and brand-related amenities in the clubhouse and leasing office to make the community consistent with our other apartment buildings in the applicable market. A portion of these capital expenditures may include unit upgrades to select units where we believe we can achieve an appropriate risk-adjusted return on our investment. These expenditures are consistent with the capital that would typically be incurred in connection with the repositioning of a newly acquired operating community. When we acquired these apartment communities in 2005, we did not incur the typical levels of acquisition-related capital since they were acquired from, and continued to be managed by, the third party operator. For the three months ended June 30, 2012, the average NOI per unit that we achieved for a group of apartment communities of a similar age that we managed and in which we had an ownership interest in the same geographic area as each respective transitioned apartment community was approximately 30% higher, on an average per unit basis, than the per unit average generated during the same period under the master lease. We believe the NOI we generate from communities of similar age in the same geographic area is indicative of the incremental NOI we will achieve upon stabilization of these apartment communities, which we expect will be 12 to 18 months after we take over management, depending primarily on the size of the community and strength of the market. For the three months ended June 30, 2012, the five transitioned apartment communities generated an aggregate of $7.2 million of NOI under the existing master leases. During the period of transition, however, we anticipate that these communities will generate monthly NOI that approximates the monthly NOI earned prior to the expiration of these master leases.

Apartment Leases

Residents at each of our apartment communities execute a lease agreement with us. Our leases typically follow standard forms customarily used between tenants and landlords in the geographic area where the relevant properties are located. Typically, under such leases, residents agree to pay an initial deposit (dependent on credit risk associated with the applicant) and are responsible for monthly rent. Our lease terms generally range from month-to-month leases to one-year lease terms, except in New York where they are either one-year or two-year leases. As part of our Seal of Service®, we provide residents with a 100% move-in satisfaction guarantee that allows residents to move out within the first 30 days of their lease without penalty.

Retail Leases

As of June 30, 2012, on a pro rata basis to reflect our ownership percentage in each property, we had leased 85% of our retail space and had $18.5 million of annualized base rent attributed to the leases of this space. These leases had a weighted average maturity of 5.3 years, with leases for 3.3% and 15.1% of the total annualized base rent expiring in the remainder of 2012 and 2013, respectively.

Development Pipeline

We have a long, successful track record of creating significant value through the development of new apartment communities. As of June 30, 2012, we owned or had an ownership interest in eight communities under construction representing 2,830 units; 20 communities in planning and owned representing over 5,588 units; and nine communities in planning and under control representing over 2,929 units. As of June 30, 2012, Archstone Gaithersburg Station and Archstone First+M Phase I were in the lease-up phase (with 11.1% and 9.2% of their units leased, respectively). We have an experienced development team with significant expertise in all product types and a proven ability to successfully complete sophisticated development projects. We expect our development pipeline to continue to be a key contributor to growth and to create significant value as apartment communities are completed and stabilized, producing attractive returns during the next several years. As of June 30, 2012, our development pipeline, including developments in joint ventures, consisted of the following:

Development Pipeline June 30, 2012
Property	Location	Submarket	Property Type	Start Date	Actual or Expected Date for First Units	Expected Stabilization Date	Expected Apartment Units	Economic Ownership Percentage (1)	Total Expected Investment (TEI) (2)	Total Remaining To Be Spent	Total Remaining To Be Spent @ Share (3)
Under Construction and/or Lease-up
Archstone Gaithersburg Station	Gaithersburg, MD	Montgomery County	Mid/High-Rise	Q4 2010	Q2 2012	Q1 2014	389	100.0%	$118,373,803	$20,702,653	$20,702,653
Archstone First+M Phase I	Washington, DC	District of Columbia	Mid/High-Rise	Q3 2010	Q2 2012	Q3 2014	469	100.0%	198,221,364	30,397,344	30,397,344
Archstone Toscano	Houston, TX	Houston, TX	Mid/High-Rise	Q2 2011	Q4 2012	Q4 2014	474	100.0%	82,867,982	27,418,473	27,418,473
San Norterra (4)(5)(6)	Phoenix, AZ	Phoenix	Garden	Q1 2012	Q1 2013	Q3 2014	388	85.0%	54,914,649	33,971,363	28,875,659
Archstone Santa Clarita (4)	Santa Clarita, CA	Southern California-Other	Garden	Q1 2012	Q2 2013	Q2 2014	157	21.6%	53,957,589	30,865,580	6,666,965
Enclave at Wellington (6)(9)	Royal Palm Beach, FL	Southeast Florida	Garden	Q2 2012	Q2 2013	Q2 2014	268	95.0%	50,950,350	32,580,144	30,951,137
Parkland Gardens	Arlington, VA	Arlington	Mid/High-Rise	Q2 2012	Q4 2013	Q1 2015	227	100.0%	119,136,015	71,326,941	71,326,941
CityCenter DC A—Apartments (4)(5)(7)	Washington, DC	District of Columbia	Mid/High-Rise	Q1 2011	Q1 2014	Q1 2016	458	3.9%	172,305,000	122,764,683	4,757,131
CityCenter DC A—Retail, Office, 216 Condo Units (4)(5)(7)	Washington, DC	District of Columbia	Mixed Use	Q1 2011	Q2 2014	TBD	N/A	3.9%	552,888,000	336,082,877	13,023,211

Subtotal							2,830		$1,403,614,752	$706,110,058	$234,119,514

In Planning and Owned (8)
Memorial Heights Phase I	Houston, TX	Houston	Mid/High-Rise	Q3 2012			318	100.0%	$51,802,288	$40,512,521	$40,512,521
Archstone Berkeley on Addison	Berkeley, CA	East Bay	Mid/High-Rise	Q3 2012			94	100.0%	37,630,960	27,437,296	27,437,296
Delray Beach Phase II	Delray Beach, FL	Southeast Florida	Garden	Q4 2012			128	100.0%	23,738,955	21,029,918	21,029,918
Emeryville Parkside	Emeryville, CA	East Bay	Mid/High-Rise	Q4 2012			180	100.0%	67,975,755	55,386,966	55,386,966
Oakwood San Jose Redevelopment	San Jose, CA	Silicon Valley	Garden	Q4 2012			84	100.0%	20,615,108	20,035,916	20,035,916
Maple Leaf	Cambridge, MA	Cambridge	Mid/High-Rise	Q1 2013			104	100.0%	37,620,402	25,619,410	25,619,410
Mission Gorge (4)(6)	San Diego, CA	San Diego	Mid/High-Rise	Q1 2013			444	12.4%	133,448,481	116,299,252	14,421,107
Archstone First+M Phase II	Washington, DC	District of Columbia	Mid/High-Rise	Q2 2013			434	100.0%	173,538,542	138,922,640	138,922,640
Archstone Potrero	San Francisco, CA	San Francisco	Mid/High-Rise	Q2 2013			467	100.0%	216,825,875	177,030,579	177,030,579
Dadeland	Miami, FL	Southeast Florida	Mid/High-Rise	Q2 2013			431	100.0%	129,224,476	109,747,073	109,747,073
DC Ranch	Scottsdale, AZ	Phoenix	Garden	Q2 2013			224	100.0%	42,054,456	33,216,875	33,216,875
Huntington Beach (9)	Huntington Beach, CA	Orange County	Mid/High-Rise	Q2 2013			384	95.0%	117,799,652	97,684,478	92,800,254
National Gateway Phase I	Arlington, VA	Arlington	Mid/High-Rise	Q2 2013			360	100.0%	151,717,667	129,952,537	129,952,537
North Point Phase II	Cambridge, MA	Cambridge	Mid/High-Rise	Q2 2013			341	100.0%	179,898,047	176,510,747	176,510,747
100 K Street	Washington, DC	District of Columbia	Mid/High-Rise	Q3 2013			206	100.0%	83,373,881	67,550,611	67,550,611
East Palmetto Park (6)(9)	Boca Raton, FL	Southeast Florida	Mid/High-Rise	Q3 2013			377	90.0%	118,686,870	96,331,046	86,697,941
Rincon Hill	San Francisco, CA	San Francisco	Mid/High-Rise	2014			348	100.0%	281,802,351	241,473,741	241,473,741
Archstone Mountain View Redevelopment	Mountain View, CA	Silicon Valley	Mid/High-Rise	2015			333	100.0%	121,670,088	121,490,564	121,490,564
Fox Plaza Development Rights	San Francisco, CA	San Francisco	Mid/High-Rise	TBD			TBD	100.0%	TBD	TBD	TBD
National Gateway Phase II	Arlington, VA	Arlington	Mid/High-Rise	TBD			331	100.0%	173,117,082	153,256,300	153,256,300

Subtotal							5,588		$2,162,540,936	$1,849,488,470	$1,733,092,996

Development Pipeline June 30, 2012
Property	Location	Submarket	Property Type	Start Date	Actual or Expected Date for First Units	Expected Stabilization Date	Expected Apartment Units	Economic Ownership Percentage (1)	Total Expected Investment (TEI) (2)	Total Remaining To Be Spent	Total Remaining To Be Spent @ Share (3)
In Planning and Under Control (8)
Archstone Tempe	Tempe, AZ	Phoenix	Garden	Q2 2013			234	100.0%	$44,261,109	$43,473,616	$43,473,616
Archstone Chandler	Phoenix, AZ	Phoenix	Garden	Q3 2013			380	100.0%	63,252,044	62,641,616	62,641,616
Archstone Hillwood Square	Falls Church, VA	Fairfax	Garden	2014			461	100.0%	139,728,230	137,430,377	137,430,377
801 Brannan	San Francisco, CA	San Francisco	Mid/High-Rise	2014			435	100.0%	246,140,010	244,759,388	244,759,388
CityCenter DC B (4)(5)(10)	Washington, DC	District of Columbia	Hotel/Retail	2014			N/A	50.0%	188,958,000	185,813,905	92,906,953
8th & Harrison	San Francisco, CA	San Francisco	Mid/High-Rise	2014			401	100.0%	258,367,993	254,145,839	254,145,839
One Henry Adams	San Francisco, CA	San Francisco	Mid/High-Rise	2014			239	100.0%	152,454,094	150,345,076	150,345,076
Bressi Ranch	Carlsbad, CA	San Diego	Garden	2015			450	100.0%	155,868,572	153,501,658	153,501,658
Opera Warehouse	San Francisco, CA	San Francisco	Mid/High-Rise	2015			329	100.0%	167,525,692	166,554,452	166,554,452
Harlem—125th St. Parcel B West (4)	New York, NY	Manhattan	Mid/High-Rise	TBD			TBD	48.8%	TBD	TBD	TBD
Harlem—125th St. Parcel B West (4)	New York, NY	Manhattan	—	TBD			N/A	48.8%	TBD	TBD	TBD

Subtotal							2,929		$1,416,555,744	$1,398,665,927	$1,305,758,975

Total Active Pipeline							11,347		$4,982,711,432	$3,954,264,455	$3,272,971,485

Land
Property	Location	Submarket	Acres	Economic Ownership Percentage
Medical Center Land (11)	Houston, TX	Houston	3.4	100.0%
Oakwood Toluca Hills Land (11)	Toluca Hills, CA	San Fernando Valley	5.1	100.0%
Town Center South Townhomes (12)	St. Charles, MD	Montgomery County	28.6	100.0%
Town Center South Commercial Tract (12)	St. Charles, MD	Montgomery County	9.6	100.0%

(1)	Represents actual economic ownership percentage as of June 30, 2012 and the expected economic ownership upon completion, except Mission Gorge for which our actual and expected economic ownership percentages are 27.08% and 12.4%, respectively. Our economic percentage decreases over time as our partner makes disproportionately larger contributions in accordance with the joint venture agreement.
(2)	TEI represents the total expected GAAP real estate carrying value upon completion. For joint ventures, TEI is presented at 100%, not at share.
(3)	Represents Archstone’s share of the total remaining debt and/or equity capital needed to complete the project.
(4)	Represents a development held by an unconsolidated joint venture. Remaining to be spent is calculated by subtracting the joint venture’s carrying value as of June 30, 2012 from TEI.
(5)	Non-managed or co-managed joint venture, where the carrying value used in calculating TEI as of June 30, 2012 was provided by our partner.
(6)	Our share of the percentage of remaining to be spent that we expect to come from each funding source is not proportionate to our ownership percentage due to funding provisions in the underlying operating agreement of the joint venture. The following is a summary of expected funding sources for remaining to be spent at share:

	Archstone	Partner	Construction Loan	Total
San Norterra	0.0%	6.5%	93.5%	100.0%
Enclave at Wellington	7.3%	0.0%	92.7%	100.0%
Mission Gorge	4.3%	32.9%	62.8%	100.0%
East Palmetto Park	19.0%	0.0%	81.0%	100.0%

(7)	We have a 3.9% interest in the joint venture. However, we are required to fund 1.1% of the TEI on behalf of the local business partners, and, as a result, our share of the total remaining to be spent is 5%. Our interest in the CityCenterDC Apartments, Retail, and Office development projects are subject to ground leases which expire in March 2110.
(8)	Commencement of construction of projects in planning is subject to regulatory approval, acquisition of financing and/or suitable market conditions.
(9)	Consolidated joint venture.
(10)	We hold a 50% interest in the entity that controls this parcel. We anticipate moving to an ownership structure similar to that utilized for CityCenterDC in the near future.
(11)	Land held for future development.
(12)	Land owned and on hold for disposition.

As reflected in the table above, we currently have eight development projects under construction, comprised of seven apartment communities totaling 2,372 apartment units and one mixed-use project, which we refer to as CityCenterDC, which includes an additional 458 units. Our CityCenterDC mixed-use development is one of the largest downtown developments currently underway in any U.S. city. The project was initiated in November 2003, when a team led by our company and Hines was selected by the District of Columbia to master plan and execute the redevelopment of the “Old Convention Center Redevelopment Site,” a 10-acre parcel in the middle of downtown Washington, D.C. The project is situated in the heart of the downtown’s office core, in close proximity to residential neighborhoods and sports/entertainment venues, along a ceremonial stretch of New York Avenue between the new D.C. Convention Center and the U.S. Treasury and White House. The first phase of the project is a pedestrian-friendly neighborhood which will comprise approximately 185,000 square feet of retail situated at the base of six buildings that encompass 458 rental apartment units, 216 condominium units and approximately 520,000 square feet of office space. The first phase is expected to be completed in 2014. A second phase of the project is planned to include an upscale hotel and additional retail space. This phase is expected to be completed in 2016. In 2011, our company and Hines formed a joint venture with a sovereign wealth investor in order to provide the necessary capital to fund this project, which reduced the interest of our company and Hines in the project from 50% to our current ownership percentages, but provided us with the opportunity to earn an additional success based investment return as well as development and management fees. Upon completion of the project, we will manage the apartment units that are constructed.

U.S. Joint Ventures

Over the years, we have selectively used joint ventures as acquisition and development vehicles as well as a means to recycle capital from existing assets while continuing to maintain an interest and fee stream from the assets as well as success based investment returns. As of June 30, 2012, we managed six joint ventures holding U.S. operating communities, which held combined assets aggregating $2.0 billion, including 30 communities with 9,357 units. The following table contains a summary of these joint ventures as of June 30, 2012, including our ownership percentage, the number of communities and units owned and the year of formation and venture type for each of these joint ventures:

Joint Venture	Ownership %	Number of Communities	Number of Units	Formation Year/Venture Type
Archstone Multifamily Partners AC LP	28.6%	4	782	2011—Acquisition venture
Archstone Multifamily Partners AC JV LP	20.0%	2	818	2011—Operating venture
CPT Presidio View Apartments Master, LLC	10.0%	1	350	2009—Operating venture
OC/SD Partners LP	10.0%	16	5,073	2007—Operating venture
Lake Mendota Investments LLC	20.0%	6	1,902	2006—Acquisition venture
Wisconsin Place Residential LLC	75.0%	1	432	2004—Development venture

Archstone Multifamily Partners AC LP is the only one of these joint ventures that is currently actively engaged in acquisition activities. This venture is a closed-end private investment vehicle with three foreign institutional equity partners that is focused on investments in apartment communities in select markets throughout the United States. We formed this venture in order to take advantage of acquisition opportunities while preserving the capital of our owners at the time. In connection with the formation of this venture, we agreed that it would be our exclusive acquisition vehicle for all investments that meet its stated investment criteria until the earlier of July 31, 2013 or when 85% of the venture’s capital is committed to investments, subject to certain exceptions for portfolios of assets above a specified size, like-kind exchanges, property contributions for equity and development and redevelopment assets among others. This venture has equity commitments of $350 million and, with anticipated debt financing, is expected to provide investment capacity for up to approximately $1.0 billion of acquisitions. As of June 30, 2012, the acquisition venture had acquired four apartment communities with 782 units for an aggregate acquisition cost of approximately $285.1 million. After taking into account acquisitions closed or under contract, as of August 31, 2012, we had invested or committed to invest approximately 78% of the venture’s total equity commitments in real estate for eight apartment communities and 1,523 units.

In addition to the joint ventures described above, we also utilize joint ventures in our development activity, as described above under “—Development Pipeline,” and our international operations, as described below under “—International Properties.” As of June 30, 2012, we managed seven development joint ventures, which had combined total expected investment aggregating $647.1 million and 2,088 units. As of June 30, 2012, we also held interests in four joint ventures that we did not manage, which owned four operating communities with 1,285 units.

International Properties

In addition to our U.S. portfolio, we also have a European operating platform through which, as of June 30, 2012, we owned 10 apartment properties and managed and had an interest in a fund that owned apartment properties located throughout Germany. In the aggregate, we generated approximately 1.1% of our pro rata NOI for the quarter ended June 30, 2012 from these properties. The following is a summary of our German apartment portfolio as of June 30, 2012.

	Economic Ownership Percentage	Number of Properties	Number of Units	Physical Occupancy at June 30, 2012	Gross Real Estate Carrying Value at 100% (1)	Percentage of Pro Rata NOI
The Archstone German Fund	16.5%	238	12,715	96.8%	$1,546,004,324	0.7%
Consolidated Assets	100.0%	10	807	96.3%	46,908,819	0.4%

Total / Weighted Average	18.9%	248	13,522	96.8%	$1,592,913,143	1.1%

(1)	An exchange rate of 1.26 was used to convert the euro-denominated amounts to U.S. dollars.

We manage our German apartment portfolio using a scalable European operating platform that we have built since 2005, when we purchased DeWAG Deutsche WohnAnlage GmbH, a successful multifamily company in Germany. The relationships we have developed with our partners and other market participants in Europe provide other potential opportunities to selectively fund new European investments and further leverage our European operating platform.

Tax Protection Arrangements

ASOT has tax protection agreements with certain persons, or the tax protected parties, who contributed certain of the apartment communities we will own following the completion of the formation transactions, which we refer to as the tax protected properties, to ASOT prior to the privatization. Pursuant to these agreements, ASOT agreed, among other things, to indemnify the tax protected parties against certain taxes incurred by them upon a sale, exchange or other disposition of the tax protected properties during a specified restricted period, plus an additional amount equal to the taxes incurred by the tax protected parties as a result of the indemnification payments. The disposition of a tax protected property in certain tax deferred transactions such as a like-kind exchange would not trigger this indemnification obligation. Although initially we are not directly assuming these tax protection agreements and we will not own an interest in ASOT following the completion of the formation transactions, we will agree to indemnify our sponsors and certain of their affiliates for, among other things, any liability they may incur under these tax protection agreements attributable to any action or inaction taken by us or our subsidiaries, including, without limitation, as a result of future dispositions by us of tax protected properties.

We also will agree to maintain sufficient qualified nonrecourse financing on the tax protected properties during their respective restricted periods so that the amount of such indebtedness allocated from our operating partnership to ASOT, which will hold an interest in our operating partnership following the completion of the formation transactions, will be sufficient to permit ASOT to allocate at least $1.5 billion of indebtedness to its tax protected unitholders. These allocations are intended to allow the tax protected parties to defer recognition of gain and defer recapture of deductions attributable to the tax protected properties. Further, we will agree to have our operating partnership offer ASOT and its unitholders the opportunity to guarantee debt of our operating partnership, account for certain book-tax disparities in certain of our properties in the manner specified in the tax protection agreements to which ASOT is a party and provide certain information to ASOT in connection with its obligations under the tax protection agreements. Our operating partnership (or one of its subsidiaries) will also agree to provide certain tax, accounting and other legal services to ASOT with respect to the tax protection agreements. Affiliates of our sponsors will pay our operating partnership, or a subsidiary of our operating partnership, a fee that we believe provides our operating partnership with arm’s length compensation for providing such services, except for the tax, accounting and legal services which we are currently providing to ASOT and will continue to provide to ASOT after the offering, for which we will not be compensated.

We estimate that if all of the tax protected properties were sold in a taxable transaction on June 30, 2012, our maximum indemnification obligations would be approximately $210 million. The majority of these indemnification obligations are associated with four of the tax protected properties (Archstone South Market, Archstone Camargue, Archstone San Bruno III and Archstone Los Feliz) and the maximum estimated indemnification obligation is less than $1 million for 68 of the tax protected properties, which is 84% of the total tax protected properties as of June 30, 2012.

Our indemnification obligations relating to the tax protected properties may affect the way in which we conduct our business, including whether, when and under what circumstances we sell properties or interests therein and the timing and nature of our financings and refinancing transactions.

Employees

As of June 30, 2012, our U.S. staff consisted of approximately 1,679 on-site multifamily operations employees and approximately 504 corporate and regional real estate professionals and our European-based staff consisted of approximately 80 employees. Of the U.S. on-site operations employees, approximately 135 are subject to collective bargaining agreements with two unions in New York. We consider our relationship with our employees to be very good.

Insurance

We carry comprehensive general liability coverage on our owned communities, with limits of liability customary within the industry to insure against liability claims and related defense costs. Similarly, we are insured against the risk of direct physical damage in amounts necessary to reimburse us on a replacement-cost basis for costs incurred to repair or rebuild each property, including loss of rental income during the reconstruction period. The majority of our property policies for all U.S. operating and development communities include coverage for the perils of flood and earthquake shock with limits and deductibles customary in the industry and specific to the project. We also obtain title insurance policies when acquiring new properties, which insure fee title to our real properties. We currently have coverage for losses incurred in connection with both domestic and foreign terrorist-related activities. While we do carry commercial general liability insurance, property insurance and terrorism insurance with respect to our communities, these policies include limits and terms we consider commercially reasonable. There are certain losses (including, but not limited to, losses arising from environmental conditions, acts of war or certain kinds of terrorist attacks) that are not insured, in full or in part, because they are either uninsurable or the cost of insurance makes it, in our belief, economically impractical to maintain such coverage. Should an uninsured loss arise against us, we would be required to use our own funds to resolve the issue, including litigation costs. In addition, for our U.S. communities we may self-insure certain portions of our insurance program through a wholly owned captive insurance company, and therefore, use our own funds to satisfy those limits, when applicable. The captive insurance company, which is currently inactive and currently has no potential liability for our insured losses, is used on an as needed basis. We believe the policy specifications and insured limits are adequate given the relative risk of loss, the cost of the coverage and industry practice and, in the opinion of our management, the properties in our portfolio are adequately insured.

Competition

There are numerous commercial developers, real estate companies and other owners of real estate that we compete with in seeking land for development, apartment communities for acquisition and disposition and residents for apartment communities. All of our apartment communities are located in developed areas that include other apartment communities. The number of competitive apartment communities in a particular area could have a material adverse effect on our ability to lease units and on the rents we are able to charge. In addition, single-family homes and other residential properties provide housing alternatives to residents and potential residents of our apartment communities.

Regulation

Environmental and Related Matters

As a current or prior owner, operator and developer of real estate, we are subject to various federal, state and local environmental laws, regulations and ordinances and also could be liable to third parties resulting from environmental contamination or noncompliance at our communities. For some development communities, we undertake extensive environmental remediation to prepare the site for construction, which could be a significant portion of our total construction cost. Environmental remediation efforts could expose us to possible liabilities for accidents or improper handling of contaminated materials during construction. These and other risks related to environmental matters are described in more detail in “Risk Factors.”

We believe that more government regulation of energy use, along with a greater focus on environmental protection may, over time, have a significant impact on urban growth patterns. If changes in zoning to encourage greater density and proximity to mass transit do occur, such changes could benefit multifamily housing and those companies with a competency in high-density development. However, changes in regulations or zoning may not occur or, if they do occur, the multifamily industry may not benefit from such changes.

Americans with Disabilities Act

Our properties must comply with Title III of the ADA, to the extent that any portion of such properties are “public accommodations” and/or “commercial facilities” as defined by the ADA, such as our entrance lobbies and leasing offices. Under the ADA, all public accommodations and commercial facilities must meet federal requirements related to access and use by disabled persons. The ADA may require removal of structural barriers to access by persons with disabilities in certain public areas of our properties where such removal is readily achievable. In addition, both the ADA and FHA include accessibility requirements on properties which we develop. We believe that the properties in our portfolio in the aggregate substantially comply with present accessibility requirements of the ADA and FHA and we are currently not aware of any material noncompliance with the ADA. Noncompliance with the ADA could result in the incurrence of additional costs to attain compliance, the imposition of fines or an award of damages to private litigants. The obligation to make readily achievable accommodations is an ongoing one, and we will continue to assess our properties and to make alterations as appropriate in this respect.

Federal Fair Housing Act

The FHA, its state law counterparts and the regulations promulgated by the U.S. Department of Housing and Urban Development, or HUD, and various state agencies, prohibit discrimination in housing on the basis of race or color, national origin, religion, sex, familial status (including children under the age of 18 living with parents or legal custodians, pregnant women and people securing custody of children under the age of 18) or handicap (disability) and, in some states, on financial capability. We believe that our properties are in substantial compliance with the FHA.

Rent Control, Rent Stabilization and Related Tax Benefits

As of June 30, 2012, our consolidated portfolio only contained approximately 2,267 units, or less than 5% of our total consolidated U.S. operating units, that had leases that were below market as a result of rent restrictions. Approximately 22% of our consolidated U.S. operating units in total were subject to rent restrictions; however, other than the 2,267 units referred to above, these rent restrictions did not prevent us from achieving market rents on these units as of June 30, 2012. These restrictions are imposed by local or state laws, through public bonds used to finance the development or acquisition of the property, through the receipt of federal low income housing tax credits or by the regulatory approval process at the time a property is developed or acquired. In some cases, we enjoy real estate tax benefits in return for the rent restricted apartments and, for the most recent applicable tax year, we received real estate tax benefits of $29.5 million in return for rent restricted units, substantially all of which related to units located in New York City. The real estate tax benefits on our units in New York City are scheduled to expire at various dates between 2018 and 2029, and gradually diminish over the eight years prior to their expiration. The associated rent restrictions generally continue to apply until the later of the date on which the real estate tax benefits cease or the date through which such restrictions must remain in place as a result of federal tax benefits, which is typically at least 30 years for our projects. The bonds are generally redeemable if we conclude that the benefit of the low-cost financing is less than the cost of the rent restrictions. As of June 30, 2012, the total amount that the leases for our consolidated U.S. operating units subject to rent restrictions were below market was approximately $3.4 million per month, including approximately $1.4 million per month for the units for which we received real estate tax benefits. If market rents increase in the future or maximum allowable rents are decreased below current levels, the amount by which our leases are below market could increase and a greater number of the units subject to rent restrictions could have below market leases.

Legal Proceedings

Our predecessor is subject to lawsuits and arbitrations relating to the treatment of the unitholders of ASOT in the privatization, including causes of action based on breach of tax protection agreements and breach of fiduciary duties and other claims. Neither Archstone Inc. nor any of the entities in which it will hold an interest following the formation transactions is a party to any of these lawsuits or arbitrations and our sponsors, and certain of their affiliates will agree to indemnify us for expenses or losses we incur as a result of these lawsuits or arbitrations or related claims. Accordingly, we do not believe any of these lawsuits or arbitrations will have a material adverse effect on our company. For further details regarding these lawsuits and arbitrations see Note 8 to the consolidated and combined financial statements of our predecessor appearing elsewhere in this prospectus.

We are a party to various other claims and routine litigation arising in the ordinary course of business. We do not believe that the results of any such claims or litigation, individually or in the aggregate, will have a material adverse effect on our business, financial position or results of operations.

Corporate Information

Our principal executive offices are located at 9200 E. Panorama Circle, Suite 400, Englewood, Colorado 80112. Our telephone number is (303) 708-5959. We maintain a website at www.archstoneapartments.com. Information contained on, or accessible through our website is not incorporated by reference into and does not constitute a part of this prospectus or any other report or documents we file with or furnish to the SEC.

MANAGEMENT

Our Directors, Director Nominees and Executive Officers

Upon completion of this offering, our board of directors will consist of seven members. Pursuant to our charter, each of our directors will be elected by our stockholders to serve until the next annual meeting of our stockholders and until his or her successor is duly elected and qualifies. The first annual meeting of our stockholders after this offering will be held in 2013. Subject to rights pursuant to any employment agreements, officers serve at the pleasure of our board of directors.

The following table sets forth certain information concerning our directors, director nominees, executive officers and certain other senior officers upon completion of this offering:

Name	Age	Position
R. Scot Sellers	55	Chairman and Chief Executive Officer
Charles E. Mueller, Jr.	49	President and Chief Operating Officer
R. Webster Neighbor	35	Chief Financial Officer and Treasurer
Daniel E. Amedro	56	Executive Vice President and Chief Information and Marketing Officer
Ariel Amir	52	Executive Vice President, General Counsel and Secretary
David D. Brackett	49	Executive Vice President, Property Operations—West Region
Neil T. Brown	56	Executive Vice President and Chief Development Officer
Dana K. Hamilton	43	Executive Vice President and President—European Operations
Rick D. Jacobsen	53	Executive Vice President, Financial and Corporate Operations
Matthew T. Smith	44	Executive Vice President, Property Operations—East Region
Gregory M. Weingast	49	Executive Vice President, Investments
Ash K. Atwood	48	Senior Vice President and Controller
		Director Nominee
		Director Nominee
		Director Nominee
		Director Nominee
		Director Nominee
		Director Nominee

The following is a biographical summary of the experience of our directors, director nominees, executive officers and certain other senior officers.

R. Scot Sellers—55—will be Chairman of our board of directors and our Chief Executive Officer. Mr. Sellers has been the Chief Executive Officer of our predecessor since June 1997 (except for the period from July 1998 through December 1998 when he served as Co-Chairman and Co-Chief Executive Officer after which he was both Chairman and Chief Executive Officer through October 2007). As such, he has had overall responsibility for our strategic direction, investments and operations. Mr. Sellers has held executive management positions with our predecessor and its affiliates since 1993. Mr. Sellers is a member of the Executive Committee of the Board of Governors of NAREIT and served as chairman of NAREIT during 2006. Mr. Sellers also currently serves as a director of The Irvine Company, Howard Hughes Corporation, ScholarLeaders International and CEO Forum; a member of the Board of Trustees of the Alliance for Choice In Education; a member of the Executive Committee of the Board of Directors of the National Multi Housing Council; a member of Valor Christian High School Board of Trustees; and a member of the Board of Directors of Inspirato LLC. Previously, Mr. Sellers served as a director of Archstone-Smith Trust. Mr. Sellers graduated summa cum laude with a B.S. from Lewis and Clark College and received his M.B.A. from Stanford University Graduate School of Business as an Arjay Miller Scholar. Mr. Sellers was selected to serve on our board in light of his significant experience in the industry and his ability to provide valuable insight to our board of directors as to day-to-day business issues we face in his role as Chief Executive Officer.

Charles E. Mueller, Jr.—49—will be our President and Chief Operating Officer. Mr. Mueller has been the President and Chief Operating Officer of our predecessor since July 2012 and January 2008, respectively. Previously, he had served as Chief Financial Officer of our predecessor from December 1998 through July 2012. He is responsible for property operations, acquisitions, dispositions, structured investments, financial strategy, corporate operations and the investment management business. He has held various other management positions with our predecessor and its affiliates since April 1994. Mr. Mueller is a member of the Executive Committee of the Board of Directors of the National Multi Housing Council and on the Executive Council of the University of Texas Real Estate Finance and Investment Center. He is also a member of the Executive Committee of the Board of Directors and a member of the Development Board of Colorado UpLIFT as well as a member of the Valor Christian Schools Board of Trustees and a Director of Urban Youth Ministries. Mr. Mueller received his B.A. in real estate and finance from the University of Texas at Austin and his M.B.A. from Southern Methodist University.

R. Webster Neighbor—35—will be our Chief Financial Officer and Treasurer. Mr. Neighbor has been the Chief Financial Officer and Treasurer of our predecessor since July 2012. He is responsible for our financial strategy, balance sheet management, accounting, financial planning and analysis, treasury function and investment management business. Previously, since 2005, Mr. Neighbor served in various roles in investment banking, fixed income and principal investing at Lehman Brothers Holdings Inc. and affiliates, most recently as Senior Vice President. Mr. Neighbor was also responsible for managing the investments Lehman Brothers Holdings Inc. and Lehman Brothers Commercial Paper Inc. and their affiliates held in our predecessor after our privatization in 2007. Mr. Neighbor received a B.S. in Civil Engineering from Oregon State University and a M.B.A. with concentrations in corporate finance and real estate from the Kenan-Flagler Business School at the University of North Carolina at Chapel Hill, where he was a Leonard Wood Fellow and a Kenan-Flagler Fellow.

Daniel E. Amedro—56—will be our Executive Vice President and Chief Information and Marketing Officer. Mr. Amedro has been the Executive Vice President and Chief Information Officer of our predecessor since 2005, with primary responsibility for our information technology functions and initiatives as well as marketing. Previously, since 1998, he held various positions with our predecessor and its affiliates. Prior to that, he held senior information officer positions at American Medical Response, the largest privately operated ambulance service operator in the United States, and at Hyatt Hotels Corporation, where he was responsible for all strategic information systems including Spirit, Hyatt’s worldwide reservation system, which supported over 50,000 users and was recognized as the leading reservations system in the hospitality industry. Mr. Amedro attended the University of Illinois and holds an M.B.A. from the Kellogg School of Business at Northwestern University.

Ariel Amir—52—will be our Executive Vice President, General Counsel and Secretary. Mr. Amir has been the Executive Vice President, General Counsel and Secretary of our predecessor since June 2008. Mr. Amir’s prior professional experience includes serving as Vice President of Security Capital Group, a real estate venture capital company affiliated with our predecessor, from 1994 to 1999, where he provided mergers and acquisitions and securities offerings services, including negotiation and structuring of transactions. Prior to joining Security Capital Group, he was an attorney with the law firm of Weil, Gotshal & Manges in New York, where he specialized in mergers, acquisitions, securities, and general corporate law for almost a decade. He also served as an executive officer of Autobytel Inc., an e-commerce automotive marketing services company, from 1999 to 2008, most recently as Executive Vice President and Chief Legal and Administrative Officer. Mr. Amir received an A.B. in Economics from Washington University in St. Louis, an M.S. in Industrial Administration from Carnegie-Mellon’s Graduate School of Industrial Administration, and a J.D. from Georgetown University Law Center.

David D. Brackett—49—will be our Executive Vice President, Property Operations—West Region. Mr. Brackett has been an Executive Vice President of our predecessor since May 2008, with primary responsibility for overseeing operations in the West Region which consists of Southern California, the San Francisco Bay Area, Seattle, Phoenix, Denver and Texas and comprises more than 35,000 apartment units and approximately 842 associates. Previously, since December 2005, he held various positions with our predecessor. With over 23 years of multifamily operational and management experience, Mr. Brackett sits on the Board of Directors and the Executive Committee of the California Apartment Association. Mr. Brackett received a B.A. in Economics from the University of California at Santa Barbara and holds a California Real Estate Brokers License.

Neil T. Brown—56—will be our Executive Vice President and Chief Development Officer. Mr. Brown has been Executive Vice President and Chief Development Officer of Archstone-Smith Trust since September 2010, with responsibility for all domestic development activities. From May 2001 through September 2010, he served as Executive Vice President of our predecessor, overseeing a development pipeline of nearly 9,000 units. From 1996 to May 2001, Mr. Brown held various positions with our predecessor and its affiliates. Over the course of his 28 year career, Mr. Brown has led the development of over $3 billion of apartments. Before joining our predecessor, he started the Florida regional office of JPI Multifamily Partners LLP, a privately held property management company where he served as its Regional Vice President and Regional Partner. Prior to his employment at JPI, Mr. Brown was a partner with Trammell Crow Residential, a privately held multifamily housing company. Mr. Brown previously served four years in the U.S. Army as an officer in the Corps of Engineers and he is a member of the Multifamily Council (Blue) of the Urban Land Institute and a member of the Multifamily Leadership Board of the National Association of Home Builders. Mr. Brown received a Bachelor of Industrial Engineering with High Honor from Georgia Institute of Technology and an M.B.A. from Harvard Business School.

Dana K. Hamilton—43—will be our Executive Vice President and President—European Operations. Ms. Hamilton has been the Executive Vice President and President—Europe of our predecessor since May 2007 and Managing Director of Archstone B.V. since May 2005, the wholly owned Netherlands-based subsidiary of our predecessor that directs our operations and investment in residential real estate outside of the United States. Ms. Hamilton is also a director of the manager of our German fund. From May 2001 until relocating to the Netherlands in 2005, Ms. Hamilton was Executive Vice President of our predecessor, responsible for national operations, including corporate services, human resources, training and development, marketing and communications, business development and research. She was also actively involved in operations and technology-related initiatives. Prior to May 2001, Ms. Hamilton held various positions with our predecessor and its affiliates in the areas of business development, marketing and communications and national operations since 1994. Ms. Hamilton earned her Bachelor of Arts degree from Stanford University and her M.B.A. from the Haas School of Business at the University of California at Berkeley.

Rick D. Jacobsen—53—will be our Executive Vice President, Financial and Corporate Operations. Mr. Jacobsen has been an Executive Vice President of our predecessor since April 2008. His principal responsibilities include oversight of accounting, human resources, risk management, procurement, ancillary services, internal audit, state and local tax, legislative affairs, due diligence, financial planning and analysis and corporate real estate. Prior to his current role, Mr. Jacobsen oversaw various financial and accounting functions, including joint venture relationships, corporate finance, treasury and was Treasurer for our predecessor and its affiliates since 1996. Prior to 1996, he held various financial management positions with Weingarten Realty Investors from 1983 to 1996. Mr. Jacobsen earned his B.S. in Finance from the University of Massachusetts, Dartmouth and his M.B.A. from the University of Houston.

Matthew T. Smith—44—will be our Executive Vice President, Operations—East Region. Mr. Smith has been an Executive Vice President of our predecessor since May 2008, with primary responsibilities for overseeing operations in the East Region which includes Washington, D.C., New York City, Boston, Atlanta and Southeast Florida and comprises more than 30,000 apartment units and approximately 843 associates. Previously, since 2005, he held various positions with our predecessor. Prior to joining our predecessor, Mr. Smith worked for a privately held real estate investment and management company in New Jersey, where he was responsible for the day-to-day operations of several large commercial and multifamily portfolios. He holds a B.A. from the University of Pennsylvania with a double major in Economics and Urban Studies and an M.B.A. in Finance and Accounting from the Stern School of Business at New York University.

Gregory M. Weingast—49—will be our Executive Vice President, Investments. Mr. Weingast has been an Executive Vice President of our predecessor since May 2008, with responsibility for our investment activity. Prior to May 2008, Mr. Weingast held various positions with our predecessor and its affiliates since 1997. While serving in these positions, Mr. Weingast’s responsibilities have included acquisitions, dispositions, structured investments, joint ventures, asset management, development, and financing throughout the country. Previously, Mr. Weingast was a principal of a boutique Washington, D.C. area development firm as well as a real estate brokerage firm. Mr. Weingast’s career began as an Investment Associate with Studley, Inc. where he was Assistant Vice President. Mr. Weingast’s professional affiliations include the Urban Land Institute, the National Multi Housing Council and the Real Estate Lenders Association. Mr. Weingast graduated cum laude with a B.S. in Business Administration from American University.

Ash K. Atwood—48—will be our Senior Vice President and Controller. Mr. Atwood has been Senior Vice President of our predecessor since December 2009 and Controller since October 2007, with responsibility and oversight of our accounting, financial reporting, debt compliance, corporate tax and accounts payable functions, including for our managed domestic joint ventures and certain international affiliates. Mr. Atwood has held various positions with our predecessor or its affiliates since 1996 and has more than 25 years of experience in accounting and financial reporting, including extensive public reporting and Sarbanes-Oxley experience. Prior to joining our predecessor, he was a Senior Manager with Peat Marwick where he was involved in numerous public and private audit engagements spanning a wide variety of industries over more than a decade. Mr. Atwood holds a B.A. and an M.A. in accounting from New Mexico State University, and he has been a C.P.A. since 1987. Mr. Atwood serves as our Principal Accounting Officer.

Corporate Governance Profile

We have structured our corporate governance in a manner we believe aligns our interests with those of our stockholders. Notable features of our corporate governance structure include the following:

•	Our board of directors is not staggered, meaning that each of our directors is subject to re-election annually;

•	We anticipate that at least one of the members of the audit committee of our board of directors will qualify as an “audit committee financial expert” as defined by the SEC;

•	We have opted out of the business combination and control share acquisition provisions of the MGCL and we may not opt in without stockholder approval;

•	We designed our ownership limitation provisions solely to protect our status as a REIT and not for the purpose of serving as an anti-takeover device;

•

We do not have a shareholder rights plan and, in the future, we do not intend to adopt a shareholder rights plan unless our stockholders approve in advance the adoption of a plan or, if adopted by our board of directors, we then submit the shareholder rights plan to our stockholders for a ratification vote within 12 months of adoption or the plan will terminate; and

•	We will enter into a stockholders agreement, which is described in more detail under “Certain Relationships and Related Transactions—Stockholders Agreement,” pursuant to which, among other things:

•	the Lehman Stockholder, an affiliate of our sponsors, will have specified director and committee designation rights and consent rights over other matters; and

•

the Lehman Stockholder will agree that, in connection with any stockholder approval to opt in to the business combination or control share acquisition provisions of the MGCL or adopt or ratify a shareholder rights plan, at its option, the Lehman Stockholder will vote all shares of common stock that it beneficially owns in excess of 15% of the then outstanding shares of our common stock either against such matter or in proportion to the votes cast by all other stockholders on the matter.

Director Independence

Our board of directors will review the materiality of any relationship that each of our directors has with us, either directly or indirectly. Based on this review, we expect our board of directors to determine that each of the following is an “independent director” as defined by the NYSE rules:             .

Lead Independent Director

Upon completion of this offering, we will have a lead independent director, who will have the following responsibilities:

•	presiding at all meetings of our board of directors at which our Chairman is not present, including executive sessions of the independent directors;

•	serving as liaison between our Chairman and the independent directors;

•	reviewing all meeting agendas for our board of directors; and

•	if requested by major stockholders, ensuring that he or she is available for communication.

Our lead independent director also will have the authority to call meetings of the independent directors. The lead independent director of our board of directors initially will be                    .

Board Committees

Upon completion of this offering, our board of directors will establish four standing committees: an audit committee, a compensation committee, a nominating and corporate governance committee, and an executive and investment committee. The principal functions of each committee are briefly described below. Additionally, our board of directors may from time to time establish certain other committees to facilitate the management of our company.

Audit Committee

Upon completion of this offering, our audit committee will consist of three of our directors. We expect that the chairman of our audit committee will qualify as an “audit committee financial expert” as that term is defined by the applicable SEC regulations and NYSE corporate governance listing standards. We expect that our board of directors will determine that each of the audit committee members is “financially literate” as that term is defined by the NYSE corporate governance listing standards. Prior to the completion of this offering, we expect to adopt an audit committee charter, which will detail the principal functions of the audit committee, including oversight related to:

•	our accounting and financial reporting processes;

•	the integrity of our consolidated financial statements;

•	our systems of disclosure controls and procedures and internal control over financial reporting;

•	our compliance with financial, legal and regulatory requirements;

•	the performance of our internal audit function; and

•	our overall risk assessment and management.

The audit committee will also be responsible for engaging an independent registered public accounting firm, reviewing with the independent registered public accounting firm the plans and results of the audit engagement, approving professional services provided by the independent registered public accounting firm, including all audit and non-audit services, reviewing the independence of the independent registered public accounting firm, considering the range of audit and non-audit fees and reviewing the adequacy of our internal accounting controls. The audit committee also will prepare the audit committee report required by SEC regulations to be included in our annual proxy statement.              has been designated as chair and              and              have been appointed as members of the audit committee.

Compensation Committee

Upon completion of this offering, our compensation committee will consist of three of our directors. Prior to the completion of this offering, we expect to adopt a compensation committee charter, which will detail the principal functions of the compensation committee, including:

•

reviewing and approving on an annual basis the corporate goals and objectives relevant to our chief executive officer’s compensation, evaluating our chief executive officer’s performance in light of such goals and objectives and determining and approving the remuneration of our chief executive officer based on such evaluation;

•	reviewing and approving the compensation of other senior officers;

•	reviewing our executive compensation policies and plans;

•	implementing and administering our incentive compensation equity-based remuneration plans;

•	assisting management in complying with our proxy statement and annual report disclosure requirements;

•	producing a report on executive compensation to be included in our annual proxy statement; and

•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

             has been designated as chair and              and              have been appointed as members of the compensation committee.

Nominating and Corporate Governance Committee

Upon completion of this offering, our nominating and corporate governance committee will consist of three of our directors. Prior to the completion of this offering, we expect to adopt a nominating and corporate governance committee charter, which will detail the principal functions of the nominating and corporate governance committee, including:

•	identifying and recommending to the full board of directors qualified candidates for election as directors and recommending nominees for election as directors at the annual meeting of stockholders;

•	developing and recommending to the board of directors corporate governance guidelines and implementing and monitoring such guidelines;

•	reviewing and making recommendations on matters involving the general operation of the board of directors, including board size and composition, and committee composition and structure;

•	recommending to the board of directors nominees for each committee of the board of directors and lead independent director;

•	annually facilitating the assessment of the board of directors’ performance, as required by applicable law, regulations and the NYSE corporate governance listing standards; and

•	annually reviewing and making recommendations to the board regarding revisions to the corporate governance guidelines and the code of business conduct and ethics.

             has been designated as chair and              and              have been appointed as members of the nominating and corporate governance committee.

Executive and Investment Committee

Upon completion of this offering, our executive and investment committee will consist of four of our directors including our Chairman and Chief Executive Officer.

The primary purpose of the executive and investment committee is expected to be to review and approve or reject the following types of transactions within established parameters:

•	potential development and acquisition opportunities;

•	proposed dispositions;

•	financing transactions;

•	joint venture or fund formation opportunities; and

•	hedging transactions.

In addition, we expect the executive and investment committee will be responsible for establishing guidelines for the approval of these transactions by our management, approving the pricing of securities we issue in the future and reviewing and making recommendations to our board of directors regarding strategic actions. Upon completion of this offering,                                      will serve on the executive and investment committee, and              will serve as the chairman.

Code of Business Conduct and Ethics

Upon completion of this offering, our board of directors will establish a code of business conduct and ethics that applies to our officers, directors and employees. Among other matters, our code of business conduct and ethics will be designed to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;

•	compliance with laws, rules and regulations;

•	prompt internal reporting of violations of the code to appropriate persons identified in the code; and

•	accountability for adherence to the code of business conduct and ethics.

EXECUTIVE AND DIRECTOR COMPENSATION

Executive Compensation

Compensation Discussion and Analysis

Prior to this offering, because Archstone Inc. did not conduct business, it did not pay compensation to any of our named executive officers, and, accordingly, it did not have compensation policies or objectives governing our named executive officer compensation. Our board of directors has not yet formed our compensation committee. Accordingly, we have not adopted compensation policies with respect to, among other things, setting base salaries, awarding bonuses or making future grants of equity awards to our executive officers. We anticipate that our compensation committee, once formed, will design a compensation program that rewards, among other things, favorable stockholder returns, our company’s competitive position within the multifamily real estate industry, our operating results and contributions to our company.

The following is a non-exhaustive list of items that we expect our compensation committee will consider in formulating our compensation philosophy and applying that philosophy to the implementation of our overall compensation program for named executive officers and other employees:

•	attraction and retention of talented and experienced executives in our industry;

•	motivation of our executives whose knowledge, skills and performance are critical to our success;

•

alignment of the interests of our executive officers and stockholders by motivating executive officers to increase stockholder value and rewarding executive officers when stockholder value increases; and

•	encouragement of our executives to achieve meaningful levels of ownership of our stock.

We expect that our compensation committee, once formed, may retain a compensation consultant to review our policies and procedures with respect to executive compensation and assist our compensation committee in implementing and maintaining compensation plans.

Employment Agreements

We currently anticipate that we will enter into an employment agreement with each of Messrs. Sellers and Mueller that will take effect upon completion of this offering. The terms of these employment agreements have not yet been determined, but we expect that the protections that would be contained in these employment agreements would help to ensure the day-to-day stability necessary to our executives to enable them to properly focus their attention on their duties and responsibilities with the company and will provide security with regard to some of the most uncertain events relating to continued employment, thereby limiting concern and uncertainty and promoting productivity.

Equity Incentive Plan

The design of our compensation program following this offering is an ongoing process. We intend to adopt our 2012 Equity Incentive Plan under which we expect to grant cash and equity incentive awards to eligible employees in order to attract, motivate and retain the talent for which we compete. The material terms of the 2012 Equity Incentive Plan, as it is currently contemplated, are summarized below.

The 2012 Equity Incentive Plan will permit us to make grants of options, stock appreciation rights, restricted stock units, restricted stock, unrestricted stock, dividend equivalent rights, performance-based awards and other equity-based awards, including LTIP units, or any combination of the foregoing. We have initially reserved              shares of common stock for the issuance of awards under the 2012 Equity Incentive Plan. The number of shares reserved under the 2012 Equity Incentive Plan is also subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

The shares we issue under the 2012 Equity Incentive Plan will be authorized but unissued shares or shares that we reacquire. The shares of common stock underlying any awards that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without any issuance of stock, expire or are otherwise terminated (other than by exercise) under the 2012 Equity Incentive Plan are added back to the shares available for issuance under the 2012 Equity Incentive Plan.

The 2012 Equity Incentive Plan will be administered by our compensation committee. Our compensation committee will have full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2012 Equity Incentive Plan. Persons eligible to participate in the 2012 Equity Incentive Plan will be those full or part-time officers, employees, non-employee directors and other key persons as selected from time to time by our compensation committee in its discretion.

The 2012 Equity Incentive Plan will permit the granting of both options to purchase shares of common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the fair market value of our common stock on the date of grant. The term of each option will be fixed by our compensation committee and may not exceed ten years from the date of grant. Our compensation committee will determine the vesting conditions for each option.

Our compensation committee may award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to shares of common stock equal to the value of the appreciation in our stock price over the exercise price. The exercise price of a stock appreciation right may not be less than 100% of fair market value of the common stock on the date of grant and the term of each stock appreciation right may not exceed ten years.

Our compensation committee may award restricted stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period. Our compensation committee may also grant shares of common stock that are free from any restrictions under the 2012 Equity Incentive Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant.

Our compensation committee may grant performance share awards to participants which entitle the recipient to receive stock upon the achievement of certain performance goals and such other conditions as our compensation committee shall determine. Our compensation committee may grant dividend equivalent rights to participants which entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of common stock.

Our compensation committee may grant cash bonuses under the 2012 Equity Incentive Plan to participants, subject to the achievement of certain performance goals.

Under the 2012 Equity Incentive Plan, we may use LTIP units in our operating partnership as a form of share-based award. LTIP units are designed to qualify as “profits interests” in our operating partnership for U.S. federal income tax purposes. Each LTIP unit awarded is deemed equivalent to an award of one share of common stock reserved under the 2012 Equity Incentive Plan, reducing availability for other equity awards on a one-for-one basis. Unless our compensation committee provides otherwise, LTIP units, whether vested or not, will receive the same per unit distributions as our operating partnership units, which will equal per share dividends (both regular and special) on our common stock.

Our compensation committee may grant awards of restricted stock, restricted stock units, performance shares or cash-based awards under the 2012 Equity Incentive Plan that are intended to qualify as “performance-based compensation” under Section 162(m) of the Code. Those awards would only vest or become payable upon the attainment of performance goals that are established by our compensation committee and related to one or more performance criteria. From and after the time that we become subject to Section 162(m) of the Code, the maximum award that is intended to qualify as “performance-based compensation” under Section 162(m) of the Code that may be made to any one employee during any one calendar year period is              shares of common stock with respect to a stock-based award and $         with respect to a cash-based award.

Our board of directors may amend or discontinue the 2012 Equity Incentive Plan and our compensation committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely affect rights under an award without the holder’s consent. Certain amendments to the 2012 Equity Incentive Plan require the approval of our stockholders. The 2012 Equity Incentive Plan expressly permits our compensation committee to reduce the exercise price of outstanding stock options or stock appreciation rights or to reprice these awards through cancellation and re-grants.

No awards may be granted under the 2012 Equity Incentive Plan after the date that is 10 years from the date of stockholder approval of the 2012 Equity Incentive Plan and no incentive stock options may be granted after the date that is 10 years from the date on which our board of directors adopts the 2012 Equity Incentive Plan. No awards under the 2012 Equity Incentive Plan have been made prior to the date hereof. Upon completion of this offering, we will issue an aggregate of              shares of restricted common stock and              LTIP units in our operating partnership to our executive officers, non-employee directors and employees.

Tax Considerations

Deductibility of Executive Compensation. Our compensation committee’s policy is to consider the tax treatment of compensation paid to our executive officers while simultaneously seeking to provide our executives with appropriate rewards for their performance. Under Section 162(m) of the Code, a publicly held corporation may not deduct compensation of more than $1 million paid to any “covered employee” in any year unless the compensation qualifies as “performance-based compensation” within the meaning of Section 162(m). We expect Section 162(m) to have limited impact on the company for a number of reasons. First, as a newly public company, certain compensation payable by us to our executive officers during a transition period that may extend until the annual meeting of stockholders that occurs in the fourth calendar year after our initial public offering may be exempt from the cap on deduction imposed by Section 162(m) under a special transition rule provided by the regulations promulgated under Section 162(m). Second, based on our interpretation of certain private letter rulings, it is our position that compensation payable to our executive officers that is attributable to services for our operating partnership is not subject to Section 162(m) as our operating partnership is not a “publicly held corporation” within the meaning of Section 162(m). Third, because we believe we will qualify as a REIT under the Code, we expect to generally distribute at least 100% of our net taxable income each year and therefore do not expect to pay federal income tax. As a result, and based on the level of cash compensation expected to be payable to our executive officers, the possible loss of a federal tax deduction would not be expected to have a material impact on us. Accordingly, we do not expect Section 162(m) to have a significant impact on our compensation committee’s compensation decisions for our executive officers.

Section 409A of the Code. Section 409A of the Code requires that “nonqualified deferred compensation” be deferred and paid under plans or arrangements that satisfy the requirements of the statute with respect to the timing of deferral elections, timing of payments and certain other matters. Failure to satisfy these requirements can expose employees and other service providers to accelerated income tax liabilities, penalty taxes and interest on their vested compensation under such plans. Accordingly, as a general matter, it is our intention to design and administer our compensation and benefits plans and arrangements for all of our employees and other service providers, including our named executive officers, so that they are either exempt from, or satisfy the requirements of, Section 409A.

Accounting Standards

Our compensation committee will regularly consider the accounting implications of significant compensation decisions, especially in connection with decisions that relate to our equity plans and programs. As accounting standards change, we may revise certain programs to appropriately align accounting expenses of our equity awards with our overall executive compensation philosophy and objectives. ASC Topic 718, Compensation—Stock Compensation (referred to as ASC Topic 718 and formerly known as FASB 123R), requires us to recognize an expense for the fair value of equity-based compensation awards. Grants of equity awards under the 2012 Equity Incentive Plan will be accounted for under ASC Topic 718.

Compensation Committee Interlocks and Insider Participation

Upon completion of the formation transactions and this offering, we do not anticipate that any of our executive officers will serve as a member of a board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee.

Director Compensation

We intend to approve and implement a competitive compensation program for our non-employee directors that may consist of one or more of the following: annual retainer fees, equity awards and attendance fees (by phone or in person), as well as other forms of compensation. We will also reimburse each of our directors for his or her travel expenses incurred in connection with his or her attendance at full board of directors and committee meetings. We have not made any payments to any of our non-employee directors or director nominees to date.

PRINCIPAL STOCKHOLDERS

The following table presents information regarding the beneficial ownership of shares of our common stock and units of our operating partnership following the completion of the formation transactions and this offering with respect to:

•	each of our directors and director nominees;

•	certain of our executive officers;

•	each person who will be the beneficial owner of 5% or more of the outstanding shares of our common stock or the outstanding shares of our common stock and units of our operating partnership; and

•	all directors, director nominees and executive officers as a group.

Beneficial ownership of shares and units is determined under rules of the SEC and generally includes any shares or units, as applicable, over which a person exercises sole or shared voting or investment power. Except as noted by footnote, and subject to community property laws where applicable, we believe based on the information provided to us that the persons and entities named in the table below have sole voting and investment power with respect to all shares of our common stock and units of our operating partnership shown as beneficially owned by them. Shares of common stock and units that a person has the right to acquire within 60 days of the date of this prospectus are deemed to be outstanding and beneficially owned by the person having the right to acquire such shares or units for purposes of the table below, but are not deemed outstanding for the purpose of computing the percentage of beneficial ownership for any other person.

We currently have outstanding 1,000 shares of common stock, which are owned by Archstone Enterprise LP. Upon completion of this offering, we will repurchase all of these shares from Archstone Enterprise LP at its cost of $1,000.

Unless otherwise indicated, all shares and units are owned directly. Except as indicated in the footnotes to the table below, the business address of the stockholders listed below is the address of our principal executive office, 9200 E. Panorama Circle, Suite 400, Englewood, Colorado 80112.

Name of Beneficial Owner	Common Stock			Common Stock and Units
	Number of Shares Beneficially Owned	Percentage of All Shares (1)		Number of Shares and Units Beneficially Owned	Percent of All Shares and Units (2)
5% Stockholders:
Lehman Brothers Holdings Inc. (3)			%			%

Executive Officers, Directors and Director Nominees:
R. Scot Sellers			%			%
Charles E. Mueller, Jr.			%			%
R. Webster Neighbor			%			%

All directors, director nominees and executive officers as a group ( persons)			%			%

*	Represents less than 1.0%

(1)	Assumes shares of common stock will be outstanding immediately upon the completion of the formation transactions and this offering, including shares of common stock to be issued in the formation transactions, shares of common stock to be issued in this offering and restricted shares of common stock to be issued concurrently with the completion of this offering.
(2)	Assumes shares of common stock and units of our operating partnership will be outstanding immediately upon the completion of this offering, comprised of shares of common stock, including shares of common stock to be issued in the formation transactions, shares of common stock to be issued in this offering and restricted shares of common stock to be issued concurrently with the completion of this offering, and units of our operating partnership, including common units in our operating partnership to be issued in the formation transactions and LTIP units to be issued concurrently with the completion of this offering.
(3)	Includes shares of common stock and common units in our operating partnership held by entities directly or indirectly controlled by Lehman Brothers Holdings Inc. The address for Lehman Brothers Holdings Inc. is 1271 Avenue of the Americas, New York, New York 10020.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Formation Transactions

Prior to or concurrently with the completion of this offering, we will engage in a series of transactions through which substantially all of the assets of our predecessor will be contributed to our operating partnership, Archstone Operating Partnership LP, a Delaware limited partnership, and we will acquire common units in, and become the sole general partner of, our operating partnership. In connection with the formation transactions, our operating partnership will be formed by converting an existing limited liability company that, directly or indirectly, owns a majority of our properties and is controlled by our sponsors into a limited partnership and having the other entities that directly or indirectly own our properties prior to the formation transactions contribute them, directly or indirectly, to our operating partnership.

Upon completion of the formation transactions, substantially all of our assets will be held by, and substantially all of our operations will be conducted through, our operating partnership, either directly or through its subsidiaries, and we will be the sole general partner of our operating partnership. Upon completion of this offering, the formation transactions and the other transactions described in this prospectus,              common units in our operating partnership and              LTIP units in our operating partnership will be outstanding, and we will own     % of the total outstanding units in our operating partnership. In connection with the formation transactions, our sponsors and their affiliates will receive a total of              shares of our common stock and              common units in exchange for their interests in the assets of our predecessor that we will acquire in the formation transactions.

Partnership Agreement

In connection with the formation transactions, we will enter into the partnership agreement for our operating partnership with those of our sponsors and their affiliates that are receiving common units in our operating partnership in the formation transactions. As a result, such persons will become limited partners of our operating partnership. Beginning on or after the date which is 14 months after the completion of this offering, each limited partner of our operating partnership, other than us, will have the right to require our operating partnership to redeem part or all of its common units in our operating partnership for cash, based upon the value of an equivalent number of shares of our common stock at the time of the election to redeem, or, at our election, shares of our common stock on a one-for-one basis, subject to certain adjustments and the restrictions on ownership and transfer of our stock set forth in our charter and described under the section entitled “Description of Capital Stock—Restrictions on Ownership and Transfer.” See “Description of the Partnership Agreement of Archstone Operating Partnership LP” for a summary of the terms of this partnership agreement.

Indemnification Agreement

In connection with the formation transactions, we will enter into a mutual indemnification agreement with our sponsors and certain of their affiliates. Under this indemnification agreement, our sponsors and certain of their affiliates will agree to indemnify us for expenses or losses we incur as a result of (1) any claims under the tax protection agreements attributable to any action or inaction taken by our sponsors or certain of their affiliates, (2) lawsuits, arbitrations and other claims by or on behalf of the unitholders of ASOT, including those described in Note 8 to the consolidated and combined financial statements of our predecessor appearing elsewhere in this prospectus, or certain related claims and (3) representations and covenants to be made by our sponsors and certain of their affiliates in connection with the formation transactions with respect to ownership of their interests, certain tax elections and certain tax-related matters and non tax-related matters.

Under this indemnification agreement, we will agree to indemnify our sponsors and certain of their affiliates for, among other things, any liability they may incur under tax protection agreements to which ASOT is a party attributable to any action or inaction taken by us or our subsidiaries, including, without limitation, future dispositions by us of tax protected properties. We also will agree to maintain sufficient qualified nonrecourse financing on the tax protected properties during their respective restricted periods so that the amount of such indebtedness allocated from our operating partnership to ASOT, which will hold an interest in our operating partnership following the completion of the formation transactions, will be sufficient to permit ASOT to allocate at least $1.6 billion of indebtedness to its tax protected unitholders. Further, we will agree to have our operating partnership offer ASOT and its unitholders the opportunity to guarantee debt of our operating partnership, account for certain book-tax disparities in certain of our properties in the manner specified in the tax protection agreements to which ASOT is a party and provide certain information to ASOT in connection with its obligations under the tax protection agreements. Our operating partnership will also provide certain tax, accounting and legal services to ASOT with respect to the tax protection agreements as described below. See “Business and Properties—Tax Protection Arrangements” for a discussion of these obligations.

Stockholders Agreement

In connection with the formation transactions, we will enter into a stockholders agreement with the Lehman Stockholder, an affiliate of our sponsors that will beneficially own all of our sponsors’ equity interests in our company following the formation transactions, with the terms described below.

Board Composition. The Lehman Stockholder will have the right to designate the following number of director nominees to our board of directors, subject to their election by our stockholders at the annual meeting: (i) four director nominees for so long as it beneficially owns 50% or more of the then outstanding shares of our common stock, (ii) three director nominees for so long as it beneficially owns 35% or more of the then outstanding shares of our common stock, (iii) two director nominees for so long as it beneficially owns 20% or more of the then outstanding shares of our common stock and (iv) one director nominee for so long as it beneficially owns 10% or more of the then outstanding shares of our common stock. The Lehman Stockholder will have the right to remove any director it designated at any time, and our board of directors has agreed to replace any director designated by the Lehman Stockholder who ceases to be a director for any reason prior to the end of his or her term with a designee of the Lehman Stockholder and, until such replacement has occurred, the size of our board of directors will be automatically reduced.

Board Committee Composition. For so long as the Lehman Stockholder beneficially owns     % or more of the then outstanding shares of our common stock, our board of directors will agree to appoint two members of our board of directors designated by the Lehman Stockholder to the compensation committee and executive and investment committee. For so long as the Lehman Stockholder beneficially owns 10% or more of the then outstanding shares of our common stock, our board of directors will agree to appoint one member of our board of directors designated by the Lehman Stockholder to the compensation committee, executive and investment committee, audit committee, nominating and corporate governance committee and any other committee formed by our board of directors, other than a committee formed for the express purpose of negotiating a transaction with the Lehman Stockholder or its affiliates. We will also agree that the audit committee, compensation committee and nominating and corporate governance committee will each have three members and the executive and investment committee will have four members for so long as the Lehman Stockholder beneficially owns 10% or more of the then outstanding shares of our common stock.

Consent Rights. The following actions will require the approval of the Lehman Stockholder for so long as it beneficially owns 35% or more of the then outstanding shares of our common stock:

•

any change in the size of our board of directors, other than an automatic decrease as a result of a director designated by the Lehman Stockholder ceasing to be a director prior to the end of his or her term;

•	any material change in the nature of our business;

•

entering into an agreement providing for, or consummating, any merger, consolidation or liquidation of Archstone Inc., the direct or indirect sale of all or substantially all of our assets, including through a merger, consolidation, liquidation or other similar transaction involving one or more of our subsidiaries, or other similar transaction;

•

entering into an agreement providing for, or consummating, a direct or indirect acquisition by Archstone Inc. or any of its subsidiaries of assets in a transaction or series of related transactions, where our share of the fair market value of the assets acquired exceeds $1.5 billion; and

•	the appointment or removal of our Chief Executive Officer.

In addition, for so long as the Lehman Stockholder beneficially owns 10% or more of the then outstanding shares of our common stock, we will agree not to take any action, without the approval of the Lehman Stockholder, to amend specified provisions of our charter or bylaws relating to the size of our board of directors, the removal of directors, the filling of vacancies on our board of directors, stockholder action by consent in lieu of a meeting or the exemption of acquisitions of common stock by the Lehman Stockholder or its affiliates from the control share acquisition provisions of the MGCL or otherwise take any action, by electing to be subject to Subtitle 8 of Title 3 of the MGCL or otherwise, to otherwise render such provisions ineffective.

Voting. The Lehman Stockholder will agree that, in connection with any stockholder approval to opt in to the business combination or control share acquisition provisions of the MGCL or adopt or ratify a shareholder rights plan, at its option, the Lehman Stockholder will vote all shares of common stock that it beneficially owns in excess of 15% of the then outstanding shares of our common stock either against such matter or in proportion to the votes cast by all other stockholders on the matter. In addition, the Lehman Stockholder will agree that, in connection with any stockholder vote to remove a director designated by the Lehman Stockholder under the stockholders agreement for cause, it will vote all shares of common stock that it beneficially owns in proportion to the votes cast by all other stockholders on the matter.

Transferability. The Lehman Stockholder will not have the right to transfer or assign its rights under the stockholders agreement without our consent; however, transfers or issuances of equity interests in the Lehman Stockholder are not prohibited by the stockholders agreement and will have no impact on the rights of the Lehman Stockholder under the stockholders agreement.

Services Arrangement

In connection with the formation transactions, our operating partnership, or a subsidiary of our operating partnership, will agree to provide certain tax, accounting and legal services to certain affiliates of our sponsors, including providing services to ASOT with respect to the tax protection agreements. In consideration for providing such services, we have negotiated for such affiliates of our sponsors to pay our operating partnership, or a subsidiary of our operating partnership, a fee that we believe provides our operating partnership with arm’s length compensation for providing such services, except for the tax, accounting and legal services which we are currently providing to ASOT and will continue to provide to ASOT after the offering, for which we will not be compensated.

Pursuant to the indemnification agreement we will enter into with our sponsors and certain of their affiliates, if, in the course of providing such services to ASOT with respect to the tax protection agreements, we take an action, or fail to take an action, that causes ASOT to breach a tax protection agreement with one of its members, we will be required to indemnify ASOT for such breach unless our action, or inaction, was directed by ASOT, our sponsors or our sponsors’ affiliates. See “Business and Properties—Tax Protection Arrangements” for a description of such potential liabilities.

Ownership Limit Waivers

Our charter prohibits any person or entity from actually or constructively owning shares in excess of 9.8% (in value or in number of shares, whichever is more restrictive) of the outstanding shares of our common stock, or 9.8% in value of the aggregate of the outstanding shares of all classes and series of our stock. We sometimes refer to this ownership limit as the “related party tenant limit.” We have designed the related party tenant limit solely to protect our status as a REIT and not for the purpose of serving as an anti-takeover device.

In connection with the formation transactions, we will grant waivers from the related party tenant limit contained in our charter to our sponsors and certain of their affiliates to own up to         % of our outstanding

common stock in the aggregate. In connection with such waivers, we will also put in place a mechanism to automatically assign to a TRS any of our leases with a tenant where rental income or other amounts that we receive under such leases would not qualify as “rents from real property” under the REIT gross income tests because the ownership of our stock by our sponsors or certain of their affiliates would cause such tenant to be related to us for purposes of the related party tenant rules described under “U.S. Federal Income Tax Considerations—Taxation of Archstone Inc. as a REIT—Income Tests Applicable to REITs.” In general, our charter allows us to require, as a condition to granting any waiver of the related party tenant limit with respect to a stockholder, that if the requesting stockholder’s ownership of our stock would cause us to realize rental income from a related party tenant, such stockholder’s waiver will become ineffective and the stockholder’s shares in excess of the related party tenant limit will be transferred to a charitable trust as described under “Description of Capital Stock—Restrictions on Ownership and Transfer.” The automatic TRS assignment mechanism is intended to permit our sponsors and certain of their affiliates and transferees to retain our stock even in situations where their ownership would otherwise result in our receipt of rental income that would not be qualifying income under the REIT gross income tests. If any lease is assigned to a TRS pursuant to this mechanism, any rental income received by the TRS would be subject to corporate income tax. Because the vast majority of our leases are with individuals, we believe that it is unlikely that, based on our current and anticipated future operations, we will incur significant additional corporate income tax as a result of any potential future transfers; however, if our operations change in the future such that a greater portion of our rental revenue is generated from entities or is concentrated in leases with a smaller number of entities, there will be a greater risk that we could incur significant additional corporate income tax as a result of this TRS assignment mechanism. These waivers will not apply to any of the ownership limitation provisions in our charter other than the related party tenant limit, including the provision that prohibits any person from owning shares of our stock if such ownership would result in our failing to qualify as a REIT for federal income tax purposes.

We have also agreed that our sponsors or certain of their affiliates may transfer these waivers, including the automatic TRS assignment mechanism described above, to any person or entity that acquires 20% or more of our outstanding common stock from our sponsors or such affiliates; provided that we receive certain representations and covenants from the transferee relating to the preservation of our REIT status.

The waivers described above to the related party tenant limit that we will grant to our sponsors and certain of their affiliates and transferees will provide that holders of these waivers will have an exclusive opportunity, subject to certain requirements, to repurchase any of their shares of our common stock that, pursuant to the terms of our charter, are transferred to a trust for the exclusive benefit of one or more charitable organizations selected by us. This exclusive opportunity will exist for a 90-day period beginning with the date we first give written notice to the holder of the applicable waiver that the shares have been transferred to the trust. See “Description of Capital Stock—Restrictions on Ownership and Transfer” below. The holder of the applicable waiver will be required to pay the trust the fair market value of the shares as of the time they are repurchased, as determined solely by the trustee. The holder of the applicable waiver will also be required to demonstrate to the trustee’s satisfaction that the REIT qualification issues that gave rise to the automatic transfer of the shares into the trust have been resolved so that the holder of the applicable waiver can reacquire the shares held in trust without the acquisition resulting in a transfer back to the trust in accordance with the terms of our charter. If the applicable holder of the waiver does not repurchase the shares within such 90-day period, the trustee will liquidate the shares in the manner described in the trust instrument.

Registration Rights

We will enter into a registration rights agreement pursuant to which affiliates of our sponsors will have the right to cause us to register with the SEC the resale of the shares of common stock that they receive in the formation transactions or may receive in exchange for the common units in our operating partnership that they receive in the formation transactions.

Review and Approval of Future Transaction with Related Persons

Upon completion of the formation transactions and this offering, we expect our board of directors to adopt a Related Person Transaction Approval and Disclosure Policy for the review, approval or ratification of any related person transaction. We expect this policy to provide that all related person transactions, other than a transaction for which an obligation to disclose under Item 404 of Regulation S-K (or any successor provision) arises solely from the fact that a beneficial owner, other than our sponsors or their affiliates, of more than 5% of a class of the company’s voting securities (or an immediate family member of any such beneficial owner) has an interest in the transaction, must be reviewed and approved by a majority of the disinterested directors on our board of directors in advance of us or any of our subsidiaries entering into the transaction; provided that, if we or any of our subsidiaries enter into a transaction without recognizing that such transaction constitutes a related person transaction, the approval requirement will be satisfied if such transaction is ratified by a majority of the disinterested directors on the board of directors promptly after we recognize that such transaction constituted a related person transaction. Disinterested directors are directors that do not have a personal financial interest in the transaction that is adverse to our financial interest or that of our stockholders. The term “related person transaction” refers to a transaction required to be disclosed by us pursuant to Item 404 of Regulation S-K (or any successor provision) promulgated by the SEC.

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of certain of our investment, financing and other policies. These policies have been determined by our board of directors and, in general, may be amended or revised from time to time by our board of directors without a vote of our stockholders.

Investment Policies

Investments in Real Estate or Interests in Real Estate

We will conduct all of our investment activities through our operating partnership and its subsidiaries. Our investment objectives are to maximize the cash flow and value of our properties, acquire properties with cash flow growth potential, provide quarterly cash distributions and achieve long-term capital appreciation for our stockholders through increases in the value of our company. Consistent with our policy to acquire assets for both income and capital gain, our operating partnership intends to hold its properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing and owning its properties and to make occasional sales of the properties consistent with our investment objectives. We have not established a specific policy regarding the relative priority of these investment objectives. For a discussion of our properties and our acquisition and other strategic objectives, see “Business and Properties.”

We expect to pursue our investment objectives primarily through the ownership by our operating partnership of our portfolio of properties and other acquired properties and assets. We currently intend to invest primarily in apartment communities. Future investment or development activities will not be limited to any geographic area, property type or to a specified percentage of our assets. While we may diversify in terms of property locations, size and market, we do not have any limit on the amount or percentage of our assets that may be invested in any one property or any one geographic area. We intend to engage in such future investment activities in a manner that is consistent with the maintenance of our status as a REIT for U.S. federal income tax purposes. Accordingly, certain investments we make may be made through a TRS. In addition, we may purchase or lease apartments or other types of properties for long-term investment, expand and improve the properties we presently own or other acquired properties, or sell such properties, in whole or in part, when circumstances warrant.

We may also participate with third parties in property ownership, through joint ventures, funds or other types of co-ownership. We also may acquire real estate or interests in real estate in exchange for the issuance of common stock, units, preferred stock or options to purchase stock. These types of investments may permit us to own interests in larger assets without unduly restricting our diversification and, therefore, provide us with flexibility in structuring our portfolio. We will not, however, enter into a joint venture or other partnership arrangement to make an investment that would not otherwise meet our investment policies.

Equity investments in acquired properties may be subject to existing mortgage financing and other indebtedness or to new indebtedness which may be incurred in connection with acquiring or refinancing these properties. Debt service on such financing or indebtedness will have a priority over any dividends with respect to our common stock. Investments are also subject to our policy not to fall within the definition of an “investment company” under the Investment Company Act of 1940, as amended, or the 1940 Act.

Investments in Real Estate Debt

While our portfolio consists of, and our business objectives emphasize, equity investments in apartment communities, we may, at the discretion of our board of directors and without a vote of our stockholders, invest in mortgages and other types of real estate interests in a manner that is consistent with our qualification as a REIT. We do not presently intend to invest in mortgages or deeds of trust, but may invest in participating or convertible mortgages if we conclude that we may benefit from the gross revenues or any appreciation in value of the property. If we choose to invest in mortgages, we would expect to invest in senior or subordinated mortgages secured by apartment communities or senior or subordinated mezzanine loans secured by the equity in owners of apartment communities. However, there is no restriction on the proportion of our assets that may be invested in a type of mortgage or any single mortgage or type of mortgage loan. Investments in real estate mortgages run the risk that one or more borrowers may default under the mortgages and that the collateral securing those mortgages may not be sufficient to enable us to recoup our full investment.

Securities of, or Interests in, Persons Primarily Engaged in Real Estate Activities and Other Issuers

Subject to the ownership limitations and the income and asset tests necessary for REIT qualification, we may in the future invest in securities of other REITs, other entities engaged in real estate activities or securities of other issuers where such investment would be consistent with our investment objectives. We may invest in the debt or equity securities of such entities, including for the purpose of exercising control over such entities. We have no current plans to invest in entities that are not engaged in real estate activities. While we may attempt to diversify our investments with respect to the apartment communities owned by such entities, in terms of property locations, size and market, we do not have any limit on the amount or percentage of our assets that may be invested in any one entity, property or geographic area. Our investment objectives are to maximize cash flow of our investments, acquire investments with growth potential and provide cash distributions and long-term capital appreciation to our stockholders through increases in the value of our company. We have not established a specific policy regarding the relative priority of these investment objectives. We will limit our investment in such securities so that we will not fall within the definition of an “investment company” under the 1940 Act.

Investments in Other Securities

Other than as described above, we do not intend to invest in any additional securities such as bonds, preferred stock or common stock.

Dispositions

We may dispose of some of our properties if, based upon management’s periodic review of our portfolio, our board of directors determines that such action would be in the best interests of us and our stockholders.

Financings and Leverage Policy

Upon completion of this offering, we may use significant amounts of cash to repay mortgage indebtedness on certain of the properties in our portfolio. Other uses of proceeds from this offering are described in greater detail under “Use of Proceeds” elsewhere in this prospectus. In the future, however, we anticipate using a number of different sources to finance our acquisitions, developments and operations, including, but not limited to, cash flows from operations, asset sales, seller financing, issuance of debt securities, private financings (such as additional bank credit facilities, which may or may not be secured by our assets), property-level mortgage debt, common or preferred equity issuances or any combination of these sources, to the extent available to us, or other sources that may become available from time to time. Any debt that we incur may be recourse or non-recourse and may be secured or unsecured. We also may take advantage of joint venture or other partnering opportunities as such opportunities arise in order to acquire properties that would otherwise be unavailable to us or if we believe joint ventures or other partnering structures are more favorable to us compared with owning the properties outright. We may use the proceeds of our borrowings to acquire assets, to refinance existing debt or for general corporate purposes. We will seek to develop an investment-grade credit profile over time by reducing both our overall leverage and our use of secured debt.

Although we are not required to maintain any particular leverage ratio, we intend, when appropriate, to employ prudent amounts of leverage and to use debt as a means of providing additional funds to make investments, to refinance existing debt or for general corporate purposes. We expect to use leverage conservatively, assessing the appropriateness of new equity or debt capital based on market conditions, including prudent assumptions regarding future cash flow, the creditworthiness of residents and future rental rates. Our charter and bylaws do not limit the amount of debt that we may incur and there are no limits on the amount of leverage we may use. Our board of directors has not adopted a policy limiting the total amount of debt that we may incur.

Our board of directors will consider a number of factors in evaluating the amount of debt that we may incur. If we adopt a debt policy, our board of directors may from time to time modify such policy in light of then-current economic conditions, relative costs of debt and equity capital, cash flows and market values of our properties, general conditions in the market for debt and equity securities, fluctuations in the market price of our common stock, growth and acquisition opportunities, and other factors. Our decision to use leverage in the future to finance our assets will be at our discretion and will not be subject to the approval of our stockholders, and we are not restricted by our governing documents or otherwise in the amount of leverage that we may use.

Lending Policies

We do not have a policy limiting our ability to make loans to other persons. We may consider offering purchase money financing in connection with the sale of properties where the provision of that financing will increase the value to be received by us for the property sold. We also may make loans to joint ventures in which we participate. Any loan we make will be consistent with maintaining our status as a REIT.

Equity Capital Policies

To the extent that our board of directors determines to obtain additional capital, we may issue debt or equity securities, including additional units or senior securities of our operating partnership, retain earnings (subject to provisions in the Code requiring distributions of income to maintain REIT qualification) or pursue a combination of these methods. As long as our operating partnership is in existence, we will generally contribute the proceeds of all equity capital raised by us to our operating partnership in exchange for additional interests in our operating partnership, which will dilute the ownership interests of the limited partners in our operating partnership.

Existing stockholders will have no preemptive rights to common or preferred stock or units issued in any securities offering by us, and any such offering might cause a dilution of a stockholder’s investment in us. Although we have no current plans to do so, we may in the future issue shares of common stock or units in connection with acquisitions of property.

We may, under certain circumstances and subject to there being funds legally available, purchase shares of our common stock or other securities in the open market or in private transactions with our stockholders, provided that those purchases are approved by our board of directors. Our board of directors has no present intention of causing us to repurchase any shares of our common stock or other securities, other than the shares of common stock issued in connection with the initial capitalization of our company, which we will repurchase at their initial cost of $1,000 upon completion of this offering. Any repurchases of shares of our common stock or other securities would only be taken in conformity with applicable federal and state laws and the applicable requirements for qualification as a REIT.

Conflict of Interest Policies

Following the formation transactions and this offering, the majority of our common stock will be beneficially owned by our sponsors, whose interests may differ from or conflict with the interests of our other stockholders. Our sponsors will have the ability to exercise substantial control over our affairs, including control over the outcome of all matters submitted to our stockholders for approval, including the election of directors and significant corporate transactions. Our sponsors will also have the power to prevent or cause a change in control as a result of their beneficial ownership of our common stock, which could, among other things, discourage a potential acquirer from attempting to obtain control of us in a manner that provides a control premium to any stockholders other than our sponsors and their affiliates. In addition, pursuant to a stockholders agreement that we will enter into in connection with the formation transactions, the Lehman Stockholder, which is an affiliate of our sponsors that will beneficially own all of our sponsors’ equity interests in our company following the formation transactions, will have specified director and committee designation rights and consent rights over other matters. As a result, so long as the Lehman Stockholder continues to beneficially own a significant amount of our outstanding common stock, even if such amount is less than 50%, the Lehman Stockholder will be able to strongly influence or effectively control our decisions. Accordingly, conflicts of interest between our sponsors or their affiliates and us could be resolved in a manner unfavorable to us, and our sponsors may have interests and make decisions that conflict with the interests of our other stockholders.

Conflicts of interest may exist or could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our operating partnership or any partner thereof, on the other. Our directors and officers have duties to our company under Maryland law in connection with their management of our company. At the same time, we, as the general partner of our operating partnership, have duties and obligations to our operating partnership and its other partners under Delaware law as modified by the partnership agreement in connection with the management of our operating partnership. Our duties and obligations, as the general partner of our operating partnership, may come into conflict with the duties of our directors and officers to our company and our stockholders. In particular, the consummation of certain business combinations, the sale of any properties or a reduction of indebtedness could have adverse tax consequences to holders of common units in our operating partnership, which would make those transactions less desirable to them.

Conflicts of interest also may exist or could arise in the future in connection with transactions between us and a director or officer or between us and any other corporation or other entity in which any of our directors or officers is a director or has a material financial interest. Pursuant to the MGCL, a contract or other transaction between us and a director or officer or between us and any other corporation or other entity in which any of our directors or officers is a director or has a material financial interest is not void or voidable solely on the grounds of such common directorship or interest, the presence of such director at the meeting at which the contract or transaction is authorized, approved or ratified or the counting of the director’s vote in favor thereof, provided that:

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the fact of the common directorship or interest is disclosed or known to our board of directors or a committee of our board, and our board or such committee authorizes, approves or ratifies the transaction or contract by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum;

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the fact of the common directorship or interest is disclosed or known to our stockholders entitled to vote thereon, and the transaction or contract is authorized, approved or ratified by a majority of the votes cast by the stockholders entitled to vote other than the votes of shares owned of record or beneficially by the interested director or corporation, firm or other entity; or

•	the transaction or contract is fair and reasonable to us at the time it is authorized, ratified or approved.

We intend to adopt policies that are designed to eliminate or minimize potential conflicts of interest, including a policy that requires that all contracts and transactions between us, our operating partnership or any of our subsidiaries, on the one hand, and any of our directors or executive officers or any entity in which such director or executive officer is a director or has a material financial interest, on the other hand, be approved by the affirmative vote of a majority of our disinterested directors even if less than a quorum. Where appropriate, in the judgment of the disinterested directors, our board of directors may obtain a fairness opinion or engage independent counsel to represent the interests of non-affiliated security holders, although our board of directors will have no obligation to do so. However, we cannot assure you that these policies or provisions of law will always be successful in eliminating the influence of such conflicts, and if they are not successful, decisions could be made that might fail to reflect fully the interests of all stockholders. In addition, our charter and bylaws do not restrict any of our directors, officers, stockholders or affiliates from having a pecuniary interest in an investment or transaction that we have an interest in or from conducting, for their own account, business activities of the type we conduct.

Policies With Respect To Other Activities

We will have authority to offer common stock, preferred stock or options to purchase stock in exchange for property and to repurchase or otherwise acquire our common stock or other securities in the open market or otherwise, and we may engage in such activities in the future. As described in “Description of the Partnership Agreement of Archstone Operating Partnership LP,” we expect, but are not obligated, to issue common stock to holders of common units in our operating partnership upon exercise of their redemption rights. Except in connection with the initial capitalization of our company and our operating partnership, the formation transactions or employment agreements, we have not issued common stock, units or any other securities in exchange for property or any other purpose, and our board of directors has no present intention of causing us to repurchase any common stock other than the shares of common stock issued in connection with the initial capitalization of our company, which we will repurchase at their initial cost of $1,000 upon completion of this offering. Our charter authorizes our board of directors, without stockholder approval, to (i) amend our charter to increase or decrease the aggregate number of authorized shares of stock of the company or the number of shares of any class or series of stock that the company has authority to issue; (ii) authorize us to issue additional shares of stock, in one or more series, including senior securities, in any manner, and on the terms and for the consideration, the board of directors deems appropriate; and (iii) to classify and reclassify unissued shares of stock by setting or changing the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, or terms or conditions of redemption. See “Description of Capital Stock.” We have not engaged in trading, underwriting or agency distribution or sale of securities of other issuers other than our operating partnership and do not intend to do so. At all times, we intend to make investments in such a manner as to qualify as a REIT, unless, because of circumstances or changes in the Code, or the Treasury Regulations, our board of directors determines that it is no longer in our best interest to qualify as a REIT. In addition, we intend to make investments in such a way that we will not be treated as an investment company under the 1940 Act.

Reporting Policies

We intend to make available to our stockholders our annual reports, including our audited financial statements. After this offering, we will become subject to the information reporting requirements of the Exchange Act. Pursuant to those requirements, we will be required to file annual and periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

STRUCTURE AND FORMATION OF OUR COMPANY

Our Company

We were incorporated in Maryland on July 19, 2012 to continue the business of our predecessor, which was one of the largest publicly traded multifamily REITs in the United States and a member of the S&P 500 Index prior to the privatization. Prior to or concurrently with the completion of this offering, we will engage in a series of transactions through which substantially all of the assets of our predecessor will be contributed to our operating partnership, Archstone Operating Partnership LP, a Delaware limited partnership, and we will acquire common units in, and become the sole general partner of, our operating partnership. Additionally, we will contribute the net proceeds from this offering to our operating partnership in exchange for common units.

Our Sponsors

Our sponsors are LBHI and certain affiliated and related entities, which together directly or indirectly control and own substantially all of the equity interests in our predecessor. LBHI filed for chapter 11 bankruptcy protection in September 2008 and is currently operating pursuant to a chapter 11 plan approved by the bankruptcy court in December 2011 and effective March 2012. LBHI is the administrator under the plan and generally is responsible for winding down LBHI and its affiliated debtors.

Currently, LBHI has retained its corporate form and all of its stock is held by a trust governed by nine trustees established for the benefit of its former stockholders prior to its bankruptcy filing. LBHI is governed by a seven-member board of directors that was initially established pursuant to the plan and is subject to annual reelection by this trust. Neither the former stockholders nor the creditors of LBHI have any direct governance or voting rights with respect to LBHI.

According to balance sheets filed with the bankruptcy court, as of March 31, 2012, LBHI had total assets of $93.6 billion and liabilities, other than its pre-bankruptcy filing liabilities, of $5.2 billion. However, the amount of these assets will decrease over time as distributions are made to creditors.

Upon completion of the formation transactions and this offering, our sponsors will obtain beneficial ownership of              shares of our common stock and              common units in our operating partnership, representing in the aggregate approximately     % of our shares of outstanding common stock and     % of our shares of outstanding common stock on a fully diluted basis upon completion of this offering.

Our Operating Partnership

Upon completion of the formation transactions, substantially all of our assets will be held by, and substantially all of our operations will be conducted through, our operating partnership, either directly or through its subsidiaries, and we will be the sole general partner of our operating partnership. Upon completion of the formation transactions and this offering,          common units in our operating partnership and          LTIP units in our operating partnership will be outstanding, and we will own     % of the total outstanding units in our operating partnership. In connection with the formation transactions, our operating partnership will be formed by converting an existing limited liability company that, directly or indirectly, owns a majority of our properties and is controlled by our sponsors into a limited partnership and having the other entities that directly or indirectly own our properties prior to the formation transactions contribute them, directly or indirectly, to our operating partnership. In connection with the formation transactions, we will also enter into the partnership agreement with affiliates of our sponsors that will own common units in our operating partnership after the formation transactions.

Our interest in our operating partnership will generally entitle us to share in cash distributions from, and in the profits and losses of, our operating partnership in proportion to our percentage ownership. As the general partner of our operating partnership, we will generally have the exclusive power under the partnership agreement to manage and conduct its business and affairs, subject to certain approval and voting rights of the limited partners, which are described more fully in the section “Description of the Partnership Agreement of Archstone Operating Partnership LP.”

Beginning on or after the date which is 14 months after the completion of this offering, each limited partner of our operating partnership, other than us, will have the right to require our operating partnership to redeem part or all of its common units in our operating partnership for cash, based upon the value of an equivalent number of shares of our common stock at the time of the election to redeem, or, at our election, shares of our common stock on a one-for-one basis, subject to certain adjustments and the restrictions on ownership and transfer of our stock set forth in our charter and described under the section entitled “Description of Capital Stock—Restrictions on Ownership and Transfer.” With each redemption of common units, our percentage ownership interest in our operating partnership and our share of our operating partnership’s cash distributions and profits and losses will increase. See “Description of the Partnership Agreement of Archstone Operating Partnership LP.”

Formation Transactions

Each property or joint venture interest that will be owned directly or indirectly by us through our operating partnership upon the completion of the formation transactions and this offering is currently owned directly or indirectly by limited partnerships, limited liability companies or corporations that are controlled by our sponsors. Affiliates of our sponsors will receive shares of our common stock and common units in our operating partnership in exchange for their interests in the ownership entities. See “Certain Relationships and Related Transactions.” These formation transactions are designed to:

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combine substantially all of the ownership of our predecessor’s portfolio of consolidated properties and unconsolidated joint venture and fund interests under our company and our operating partnership;

•	facilitate this offering;

•	enable us to qualify as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2012; and

•	enable continuing investors to obtain liquidity for their investments.

Pursuant to the formation transactions, the following have occurred or will occur substantially concurrently with the completion of this offering:

•	We were formed as a Maryland corporation on July 19, 2012.

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Archstone Operating Partnership LP, our operating partnership, will be formed by converting an existing limited liability company that, directly or indirectly, owns a majority of our properties and is controlled by our sponsors into a Delaware limited partnership.

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We and our operating partnership will consolidate substantially all of the ownership of our predecessor’s portfolio of consolidated properties and unconsolidated joint venture and fund interests by acquiring the entities that directly or indirectly own such properties or interests through a series of transactions with such entities or the owners thereof.

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We will issue an aggregate of              shares of restricted common stock and              LTIP units in our operating partnership to our executive officers, directors and other employees pursuant to the 2012 Equity Incentive Plan.

•	We will enter into a mutual indemnification agreement with our sponsors and certain of their affiliates pursuant to which:

•	Our sponsors and certain of their affiliates will agree to indemnify us for expenses or losses we incur as a result of (1) any claims under the tax protection agreements attributable to any action or inaction taken by our sponsors, or certain of their affiliates, (2) lawsuits, arbitrations and other claims by or on behalf of the unitholders of ASOT, including those described in Note 8 to the consolidated and combined financial statements of our predecessor appearing elsewhere in this prospectus, or certain related claims and (3) representations and covenants to be made by our sponsors and certain of their affiliates in connection with the formation transactions with respect to ownership of their interests, certain tax elections and certain tax-related and non tax-related matters; and

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We will agree to indemnify our sponsors and certain of their affiliates for, among other things, any liability they may incur under tax protection agreements to which ASOT is a party attributable to any action or inaction taken by us or our subsidiaries, including without limitation, (1) future dispositions by us of specified apartment communities, (2) our failure to maintain qualified nonrecourse financing on these apartment communities at specified levels and to allocate such qualified non-recourse financing to ASOT or its affiliates, (3) our failure to offer ASOT and its unitholders the opportunity to guarantee debt of our operating partnership in certain circumstances required under the tax protection agreements and (4) our operating partnership’s (or its subsidiaries’) failure to perform their obligations with respect to certain services and administrative functions to be performed by our operating partnership or its subsidiaries.

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We will enter into a stockholders agreement pursuant to which, among other things, the Lehman Stockholder, which is an affiliate of our sponsors that will beneficially own all of our sponsors’ equity interests in our company following the formation transactions, will have specified director and committee designation rights and consent rights over other matters.

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We will enter into a registration rights agreement pursuant to which affiliates of our sponsors will have the right to cause us to register with the SEC the resale of the shares of common stock that they receive in the formation transactions or may receive in exchange for the common units in our operating partnership that they receive in the formation transactions.

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We will grant waivers from the related party tenant limit contained in our charter to our sponsors and certain of their affiliates to own up to     % of our outstanding common stock in the aggregate, which will be transferable subject to the transferee making certain representations and covenants to us relating to the preservation of our REIT status.

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Our operating partnership (or one of its subsidiaries) will provide certain tax, accounting and legal services to certain affiliates of our sponsors, including providing services to ASOT with respect to the tax protection agreements. Affiliates of our sponsors will pay our operating partnership, or a subsidiary of our operating partnership, a fee that we believe provides our operating partnership with arm’s length compensation for providing such services, except for the tax, accounting and legal services which we are currently providing to ASOT and will continue to provide to ASOT after the offering, for which we will not be compensated.

Our Structure

The following diagram depicts our expected ownership structure upon completion of the formation transactions and this offering. Our operating partnership will own the various properties in our portfolio directly or indirectly, and in some cases through special purpose entities that were created in connection with various financings.

(1)	Certain assets are held in joint ventures with third party investors.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the terms of the capital stock of our company. While we believe that the following description covers the material terms of our capital stock, the description may not contain all of the information that is important to you. We encourage you to read carefully this entire prospectus, our charter and bylaws and the relevant provisions of Maryland law for a more complete understanding of our capital stock. Copies of our charter and bylaws will be filed as exhibits to the registration statement of which this prospectus is a part and the following summary, to the extent it relates to those documents, is qualified in its entirety by reference thereto. See “Where You Can Find More Information.”

General

Our charter provides that we may issue              shares of common stock, $0.01 par value per share, referred to as common stock, and              shares of preferred stock, $0.01 par value per share, referred to as preferred stock. Our charter authorizes our board of directors, with the approval of a majority of the entire board of directors and without any action by our stockholders, to amend our charter to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of any class or series of our stock. Upon completion of the formation transactions, this offering and the other transactions described in this prospectus,              shares of our common stock will be issued and outstanding, and no shares of preferred stock will be issued and outstanding.

Under Maryland law, our stockholders generally are not personally liable for our debts and obligations solely as a result of their status as stockholders.

Common Stock

All of the shares of our common stock offered hereby will be duly authorized, validly issued, fully paid and nonassessable and all of the shares of our common stock have equal rights as to earnings, assets, dividends and voting. Subject to the preferential rights of holders of any other class or series of our stock, holders of shares of our common stock are entitled to receive dividends and other distributions on such shares if, as and when authorized by our board of directors out of funds legally available therefor. Shares of our common stock generally have no preemptive, appraisal, preferential exchange, conversion, sinking fund or redemption rights and are freely transferable, except where their transfer is restricted by federal and state securities laws, by contract or by the restrictions in our charter. In the event of our liquidation, dissolution or winding up, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after payment of or adequate provision for all of our known debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time, and our charter restrictions on the transfer and ownership of our stock.

Except as may otherwise be specified in the terms of any class or series of our common stock, each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as may be provided with respect to any other class or series of stock, the holders of shares of common stock will possess the exclusive voting power. There is no cumulative voting in the election of our directors. Directors are elected by a plurality of all of the votes cast in the election of directors.

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, consolidate, sell all or substantially all of its assets or engage in a statutory share exchange unless declared advisable by its board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of all of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. Our charter provides for approval of any of these matters by the affirmative vote of stockholders entitled to cast a majority of all the votes entitled to be cast on such matters, except that the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on such matter is required to amend the provision of our charter relating to the ability of holders of our common stock to act without a meeting by consent or to amend the vote required to amend such provision. Maryland law also permits a Maryland corporation to transfer all or substantially all of its assets without the approval of the stockholders of the corporation to an entity if all of the equity interests of the entity are owned, directly or indirectly, by the corporation. Because substantially all of our assets will be held by our operating partnership or its subsidiaries, these subsidiaries may be able to merge or transfer all or substantially all of their assets without the approval of our stockholders.

Power to Reclassify Our Unissued Shares of Stock

Our charter authorizes our board of directors to classify any unissued shares of preferred stock and to reclassify any previously classified but unissued shares of common or preferred stock into one or more classes or series of preferred stock. Prior to the issuance of shares of each class or series, our board of directors is required by Maryland law and by our charter to set, subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption of each such class or series. As a result, our board of directors could authorize the issuance of shares of preferred stock that have priority over shares of our common stock with respect to dividends or other distributions or rights upon liquidation or with other terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change of control of our company that might involve a premium price for holders of our common stock or that our common stockholders otherwise believe to be in their best interests. As of the date hereof, no shares of preferred stock are outstanding and we have no present plans to issue any shares of preferred stock.

Power to Increase or Decrease Authorized Shares of Common Stock and Issue Additional Shares of Common and Preferred Stock

Our charter authorizes our board of directors to amend our charter to increase or decrease the number of authorized shares of stock, to issue additional authorized but unissued shares of common or preferred stock and to classify or reclassify unissued shares of common or preferred stock and thereafter to issue such classified or reclassified shares of stock. These charter provisions will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. The additional classes or series, as well as the additional authorized shares of common stock, will be available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or market system on which our securities may be listed or traded. Although our board of directors does not currently intend to do so, it could authorize us to issue a class or series of stock that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for holders of our common stock or that our common stockholders otherwise believe to be in their best interests.

Restrictions on Ownership and Transfer

In order for us to qualify as a REIT under the Code, our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year (other than the first year for which an election to be a REIT has been made). Also, not more than 50% of the value of the outstanding shares of our stock (after taking into account certain options to acquire shares of stock) may be owned, directly or indirectly or through application of certain attribution rules by five or fewer “individuals” (as defined in the Code to include certain entities such as private foundations) at any time during the last half of a taxable year (other than the first taxable year for which an election to be a REIT has been made).

Our charter contains restrictions on the ownership and transfer of our stock that are intended to assist us in complying with these requirements and to continue to qualify as a REIT. We designed these restrictions solely to protect our status as a REIT and not for the purpose of serving as an anti-takeover device. The relevant sections of our charter provide that, commencing with the last day of the first half of the second taxable year for which we have elected to be classified as a REIT, no individual (as defined under the Code to include certain entities) may actually or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% (in value or in number of shares, whichever is more restrictive) of the outstanding shares of our common stock, or 9.8% in value of the aggregate of the outstanding shares of all classes and series of our stock, in each case excluding any shares of our stock that are not treated as outstanding for federal income tax purposes. Subject to the exceptions described below, our charter further prohibits any person or entity from actually or constructively owning shares in excess of these limits. We refer to these restrictions as the “ownership limitation provisions,” and we sometimes refer to the restrictions on ownership by a person or entity separately as the “related party tenant limit.” A person or entity that would have acquired actual, beneficial or constructive ownership of our stock but for the application of the ownership limitation provisions or any of the other restrictions on ownership and transfer of our stock discussed below, and, if appropriate in the context, any person or entity that would have been the record owner of such shares, is referred to as a “prohibited owner.”

The applicable constructive ownership rules under the Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be treated as owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% in value of our outstanding stock or less than 9.8% in the value or number of our common shares (or the acquisition of an interest in an entity that owns, actually or constructively, our stock) by an individual or entity could nevertheless cause that individual or entity, or another individual or entity, to own, constructively or beneficially, in excess of 9.8% of our outstanding common shares and thereby violate the applicable ownership limit.

Our charter provides that, upon request, our board of directors will, prospectively or retroactively, waive the related party tenant limit with respect to a particular stockholder, and establish a different related party tenant limit for the stockholder, unless such stockholder’s increased ownership of our stock would result in us failing to qualify as a REIT or our board of directors determines in its sole judgment that such stockholder’s increased ownership could result in any of our rental income failing to qualify as such for REIT testing purposes as a result of the “related party tenant” rules that apply to REITs. We have designed the related party tenant limit solely to protect our status as a REIT and not for the purpose of serving as an anti-takeover device.

As a condition of such waiver, our board of directors may require an opinion of counsel or IRS ruling, in either case in form and substance satisfactory to our board of directors, in its sole and absolute discretion, in order to determine or ensure our status as a REIT and such representations and undertakings as are reasonably necessary to make the determinations above. Our board of directors may impose such conditions or restrictions as it deems appropriate in connection with such an exception, including that if the requesting stockholder’s ownership of our stock causes us to realize rental income or other amounts from a tenant that does not qualify as “rents from real property” to us for purposes of the REIT gross income tests, then such stockholder’s shares in excess of the related party tenant limit will be transferred to a charitable trust as described further below. In connection with the formation transactions, our board of directors will grant waivers to our sponsors to own up to     % of our outstanding common stock in the aggregate, which will be transferable subject to the transferee making certain representations and covenants to us relating to the preservation of our REIT status.

Our charter further prohibits:

•	any person from owning shares of our stock if such ownership would result in our failing to qualify as a REIT for federal income tax purposes; and

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any person from transferring shares of our stock if such transfer would result in shares of our stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution).

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our stock that will or may violate the ownership limitation provisions or any of the other restrictions on ownership and transfer of our stock described above must give written notice immediately to us or, in the case of a proposed or attempted transaction, provide us at least 15 days prior written notice, and provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT.

The ownership limitation provisions and other restrictions on ownership and transfer of our stock described above will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

Pursuant to our charter, if any purported transfer of our stock or any other event otherwise would result in any person violating the ownership limitation provisions or such other limitation as established by our board of directors, would result in us being “closely held” within the meaning of Section 856(h) of the Code or would result in our failing to qualify as a REIT, then that number of shares in excess of the ownership limit or causing us to fail to qualify as a REIT (rounded up to the nearest whole share) will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations selected by us. The prohibited owner will have no rights in shares of our stock held by the trustee. The automatic transfer will be effective as of the close of business on the business day prior to the date of the purported transfer or other event that results in the transfer to the trust. Any dividend or other distribution paid to the prohibited owner, prior to our discovery that the shares had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand for distribution to the beneficiary of the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable ownership limit or our failing to qualify as a REIT, then our charter provides that the transfer of shares resulting in such violation will be void. If any transfer of our stock would result in shares of our stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution), then any such purported transfer will be automatically void and of no force or effect and the intended transferee will acquire no rights in the shares.

The trustee must sell the shares to a person or entity designated by the trustee who could own the shares without violating the ownership limitation provisions or other restrictions on ownership and transfer of our stock; provided that the right of the trustee to sell the shares will be subject to the rights of any person or entity to purchase such shares from the trust that we establish by an agreement entered into prior to the date the shares are transferred to the trust. Upon such sale, the trustee must distribute to the prohibited owner an amount equal to the lesser of: (a) the price paid by the prohibited owner for the shares (or, if the prohibited owner did not give value for the shares in connection with the transfer or other event that resulted in the transfer to the trust (e.g., a gift, devise or other such transaction), the last reported sale price on the NYSE on the day of the transfer or other event that resulted in the transfer of such shares to the trust), and (b) the sales proceeds (net of commissions and other expenses of sale) received by the trustee for the shares. The trustee may reduce the amount payable to the prohibited owner by the amount of any dividends or other distributions paid to the prohibited owner and owed by the prohibited owner before our discovery that the shares had been transferred to the trust and that is owed by the prohibited owner to the trustee. Any net sales proceeds in excess of the amount payable to the prohibited owner will be immediately paid to the charitable beneficiary, together with any dividends or other distributions thereon. In addition, if prior to discovery by us that shares of our stock have been transferred to the trust, such shares of stock are sold by a prohibited owner, then such shares shall be deemed to have been sold on behalf of the trust and, to the extent that the prohibited owner received an amount for or in respect of such shares that exceeds the amount that such prohibited owner was entitled to receive, such excess amount shall be paid to the trustee upon demand. The prohibited owner has no rights in the shares held by the trustee.

The trustee will be designated by us and will be unaffiliated with us and with any prohibited owner. Prior to the sale of any shares by the trust, the trustee will receive, in trust for the charitable beneficiary, all dividends and other distributions paid by us with respect to such shares and may also exercise all voting rights with respect to such shares for the exclusive benefit of the charitable beneficiary.

Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee shall have the authority, at the trustee’s sole discretion:

•	to rescind as void any vote cast by a prohibited owner prior to our discovery that the shares have been transferred to the trust; and

•	to recast the vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust.

However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote.

If our board of directors determines in good faith that a proposed transfer or other event has taken place that would violate the restrictions on ownership and transfer of our stock set forth in our charter, our board of directors will take such action as it deems advisable in its sole discretion to refuse to give effect to or to prevent such transfer, including, but not limited to, causing us to redeem shares of stock, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.

Following the end of each REIT taxable year, every owner of 5% or more (or such lower percentage as required by the Code or the regulations promulgated thereunder) of the outstanding shares of any class or series of our stock must give written notice to us stating the name and address of such owner, the number of shares of each class and series of our stock that the owner beneficially owns and a description of the manner in which the shares are held. Each such owner also must provide us with any additional information that we request in order to determine the effect, if any, of the person’s actual or beneficial ownership on our qualification as a REIT and to ensure compliance with the ownership limitation provisions. In addition, any person or entity that is an actual owner, beneficial owner or constructive owner of shares of our stock and any person or entity (including the stockholder of record) who is holding shares of our stock for an actual owner, beneficial owner or constructive owner must, on request, disclose to us such information as we may request in good faith in order to determine our qualification as a REIT and comply with requirements of any taxing authority or governmental authority or to determine such compliance.

Any certificates representing shares of our stock will bear a legend referring to the restrictions on ownership and transfer of our stock described above.

These restrictions on ownership and transfer could delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for our common stock that our stockholders believe to be in their best interest.

Stockholders Agreement

Pursuant to a stockholders agreement that we will enter into in connection with the formation transactions, the Lehman Stockholder, which is an affiliate of our sponsors that will beneficially own all of our sponsors’ equity interests in our company following the formation transactions, will have specified director and committee designation rights and consent rights over other matters. See “Certain Relationships and Related Transactions—Stockholders Agreement” for a description of the stockholders agreement.

Listing

We intend to apply to list our common stock on the NYSE under the symbol “ASN.”

Transfer Agent and Registrar

We expect the transfer agent and registrar for our shares of common stock to be                 .

DESCRIPTION OF THE PARTNERSHIP AGREEMENT OF ARCHSTONE

OPERATING PARTNERSHIP LP

The following summary of the terms of the agreement of limited partnership of our operating partnership does not purport to be complete and is subject to and qualified in its entirety by reference to the Agreement of Limited Partnership of Archstone Operating Partnership LP, a copy of which is an exhibit to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

Management

We are the sole general partner of our operating partnership, which is organized as a Delaware limited partnership. We will conduct substantially all of our operations and make substantially all of our investments through our operating partnership. Pursuant to the partnership agreement, we have full, exclusive and complete responsibility and discretion in the management and control of our operating partnership, including the ability to cause our operating partnership to enter into certain major transactions, including acquisitions, dispositions and refinancings, make distributions to partners, and to cause changes in our operating partnership’s business activities. The partnership agreement will require that our operating partnership be operated in a manner that permits us to be qualified as a REIT.

Transferability of General Partner Interests; Extraordinary Transactions

We may voluntarily withdraw from our operating partnership or transfer or assign our interest in our operating partnership or engage in any merger, consolidation or other combination, or sale of all or substantially all of our assets without obtaining the consent of limited partners if either:

•	we are the surviving entity in the transaction and our stockholders do not receive cash, securities or other property in the transaction;

•

as a result of such a transaction, all limited partners (other than our company), will receive for each common unit in our operating partnership an amount of cash, securities or other property equal in value to the greatest amount of cash, securities or other property paid in the transaction to a holder of shares of our common stock, provided that if, in connection with the transaction, a purchase, tender or exchange offer shall have been made to and accepted by the holders of more than 50% of the outstanding shares of our common stock, each holder of common units (other than those held by our company or its subsidiaries) shall be given the option to exchange its common units for the greatest amount of cash, securities or other property that a limited partner would have received had it (A) exercised its redemption right (described below) and (B) sold, tendered or exchanged pursuant to the offer shares of common stock received upon exercise of the redemption right immediately prior to the expiration of the offer; or

•

if immediately after such a transaction (i) substantially all of the assets of the successor or surviving entity are owned, directly or indirectly, by our operating partnership or another limited partnership or limited liability company, which we refer to as the surviving partnership; (ii) the holders of common units in our operating partnership immediately prior to the transaction own a percentage interest of the surviving partnership based on the relative fair market value of the net assets of our operating partnership and the other net assets of the surviving partnership immediately prior to consummation of such transaction; (iii) the rights, preferences and privileges of the limited partners in the surviving partnership are at least as favorable as those in effect immediately prior to the consummation of such transaction and as those applicable to any other limited partners or non-managing members of the surviving partnership (who have, in either case, the rights of a common equity holder); and (iv) such rights of the limited partners include the right to exchange their common units in the surviving partnership for at least one of: (A) the consideration paid in the transaction to a holder of shares of our common stock or (B) if the ultimate controlling person of the surviving partnership has publicly traded common equity securities, such common equity securities, with an exchange ratio based on the relative fair market value of such securities and the shares of our common stock as of the time of the transaction.

We also may transfer all or any portion of our general partnership interest to a controlled subsidiary and following such transfer may withdraw as the general partner.

Limited partners generally have no voting or consent rights, except as set forth above and for certain amendments to the partnership agreement. Amendments to reflect the issuance of additional partnership interests or to set forth or modify the designations, rights, powers, duties and preferences of holders of any additional partnership interests in the partnership may be made by the general partner without the consent of the limited partners. In addition, amendments that would not adversely affect the rights of the limited partners in any material respect and certain other specified types of amendments may be made by the general partner without the consent of the limited partners. Otherwise, amendments to the partnership agreement that would adversely affect the rights of the limited partners in any material respect must be approved by limited partners holding a majority of the common units in our operating partnership (including the units held by our company or our affiliates) and, if such amendments would modify certain provisions of the partnership agreement relating to distributions, allocations, and redemptions, among others, the consent of a majority in interest of the partnership units held by limited partners other than our company or our affiliates is required. In addition, any amendment to the partnership agreement that would convert a limited partner interest into a general partner interest (except for our acquiring such interest) or modify the limited liability of a limited partner would require the consent of each limited partner adversely affected or otherwise will be effective against only those limited partners who provide consent.

Capital Contribution

We will contribute to our operating partnership all of the net proceeds of this offering as our initial capital contribution in exchange for operating partnership units. The partnership agreement provides that if our operating partnership requires additional funds at any time in excess of funds available to our operating partnership from borrowings or capital contributions, we may borrow such funds from a financial institution or other lender and lend such funds to our operating partnership on the same terms and conditions as are applicable to our borrowing of such funds. Under the partnership agreement, if we issue any additional equity securities, we are obligated to contribute the proceeds of such issuance as additional capital to our operating partnership and we will receive additional units in our operating partnership with economic interests substantially similar to those of the securities we issued. In addition, if we contribute additional capital to our operating partnership, we generally will revalue the property of our operating partnership to its fair market value (as determined by us) and the capital accounts of the partners will be adjusted to reflect the manner in which the unrealized gain or loss inherent in such property (that has not been reflected in the capital accounts previously) would be allocated among the partners under the terms of the partnership agreement as if there were a taxable disposition of such property for its fair market value (as determined by us) on the date of the revaluation. Our operating partnership may issue preferred partnership interests, in connection with acquisitions of property or otherwise, which could have priority over common partnership interests with respect to distributions from our operating partnership, including the partnership interests we own.

Redemption Rights

Pursuant to the partnership agreement, any future limited partners, other than us, will receive redemption rights, which will enable them to cause our operating partnership to redeem the common units held by such limited partners in exchange for cash or, at our option, shares of our common stock on a one-for-one basis. The cash redemption amount per common unit in our operating partnership is based on the market price of our common stock at the time of redemption. The number of shares of common stock issuable upon redemption of common units held by limited partners may be adjusted upon the occurrence of certain events such as stock dividends, stock subdivisions or combinations. We expect to fund cash redemptions, if any, out of available cash or borrowings. Notwithstanding the foregoing, a limited partner will not be entitled to exercise its redemption rights if the delivery of common stock to the redeeming limited partner could cause:

•	the redeeming partner or any other person to violate any of the restrictions on ownership and transfer of our stock contained in our charter;

•	a termination of our operating partnership for U.S. federal or state income tax purposes (except as a result of the redemption of all common units other than those owned by us);

•	our operating partnership to cease to be classified as a partnership for U.S. federal income tax purposes (except as a result of the redemption of all common units other than those owned by us);

•

our operating partnership to become, with respect to any employee benefit plan subject to Title I of the Employee Retirement Income Security Act of 1974, or ERISA, a “party-in-interest” (as defined in Section 3(14) of ERISA) or a “disqualified person” (as defined in Section 4975(e) of the Code);

•	any portion of the assets of our operating partnership to constitute assets of any employee benefit plan pursuant to Department of Labor Regulations Section 2510.2-101;

•

our operating partnership to become a “publicly traded partnership,” as such term is defined in Sections 469(k)(2) or 7704(b) of the Code, or to fail to qualify for one or more of the “safe harbors” set forth in the applicable Treasury Regulations thereunder;

•	our operating partnership to be regulated under the 1940 Act, the Investment Advisors Act of 1940, as amended, or ERISA; or

•	an adverse effect on our ability to continue to qualify as a REIT or any additional taxes to become payable by us under Section 857 or Section 4981 of the Code.

We may, in our sole and absolute discretion, waive any of these restrictions.

Reimbursement of Expenses

In addition to the administrative and operating costs and expenses incurred by our operating partnership, our operating partnership generally will pay all of our administrative costs and expenses, including:

•	all expenses relating to our formation and continuity of existence and operation;

•	all expenses relating to offerings, registrations and repurchases of securities;

•	all expenses associated with the preparation and filing of any of our periodic or other reports and communications under U.S. federal, state or local laws or regulations;

•	all expenses associated with our compliance with laws, rules and regulations promulgated by any regulatory body;

•	all expenses for compensation of our directors, officers and employees; and

•	all of our other operating or administrative costs incurred in the ordinary course of business on behalf of our operating partnership.

Fiduciary Responsibilities

Our directors and officers have duties under applicable Maryland law to manage us in a manner consistent with the best interests of our stockholders. At the same time, we, as the general partner of our operating partnership, will have fiduciary duties under applicable Delaware law to manage our operating partnership in a manner beneficial to our operating partnership and its partners. Our duties, as general partner to our operating partnership and its limited partners, therefore, may come into conflict with the duties of our directors and officers to our stockholders. The limited partners of our operating partnership expressly will acknowledge that as the general partner of our operating partnership, we are acting for the benefit of our operating partnership, the limited partners and our stockholders collectively. When deciding whether to cause our operating partnership to take or decline to take any actions, we will be under no obligation to give priority to the separate interests of (i) the limited partners of our operating partnership (including, without limitation, the tax interests of our limited partners) or (ii) our stockholders.

Distributions

The partnership agreement will provide that, subject to the terms of any preferred partnership interests, our operating partnership will make non-liquidating distributions at such time and in such amounts as determined by us in our sole discretion, to us and the limited partners in accordance with their respective percentage interests in our operating partnership.

Upon liquidation of our operating partnership, after payment of, or adequate provision for, debts and obligations of the partnership, including any partner loans and subject to the terms of any preferred partnership interests, any remaining assets of the partnership will be distributed to us and the limited partners with positive capital accounts in accordance with their respective positive capital account balances.

Allocations

Profits and losses of the partnership (including depreciation and amortization deductions) for each taxable year generally will be allocated to us and the other limited partners in accordance with the respective percentage interests in the partnership, subject to the terms of any preferred partnership interests. All of the foregoing allocations are subject to compliance with the provisions of Sections 704(b) and 704(c) of the Code and Treasury Regulations promulgated thereunder. To the extent Treasury Regulations promulgated pursuant to Section 704(c) of the Code permit and subject to contractual constraints required by the indemnification agreement we enter into with our sponsors and certain of their affiliates, we, as the general partner, shall have the authority to elect the method to be used by our operating partnership for allocating items with respect to any contributed property acquired in connection with this offering or thereafter for which fair market value differs from the adjusted tax basis at the time of contribution, or with respect to properties that are revalued and carried for purposes of maintaining capital accounts at a value different from adjusted tax basis at the time of revaluation, and such election shall be binding on all partners.

LTIP Units

We may cause our operating partnership to issue LTIP units in our operating partnership, which are intended to qualify as “profits interests” in our operating partnership for U.S. federal income tax purposes, to persons providing services to our operating partnership. LTIP units may be issued subject to vesting requirements, which, if they are not met, may result in the automatic forfeiture of any LTIP units issued. Generally, LTIP units will be entitled to the same non-liquidating distributions and allocations of profits and losses as the common units in our operating partnership on a per unit basis.

As with common units in our operating partnership, liquidating distributions with respect to LTIP units are made in accordance with the positive capital account balances of the holders of these units to the extent associated with these units. However, unlike common units, upon issuance, LTIP units will have a capital account equal to zero. Holders of LTIP units will then be entitled to priority allocations of any book gain that may be allocated by our operating partnership to increase the value of their capital accounts associated with their LTIP units until these capital accounts are equal, on a per unit basis, to the capital accounts associated with the common units. The amount of these priority allocations will determine the liquidation value of the LTIP units. In addition, once the capital account associated with a vested LTIP unit has increased to equal, on a per unit basis, the capital accounts associated with the common units, that LTIP unit, generally, may be converted into a common unit. The book gain that may be allocated to increase the capital accounts associated with LTIP units is comprised of unrealized gain, if any, inherent in the property of our operating partnership on an aggregate basis at the time of a book-up event. Book-up events are events that, for U.S. federal income tax purposes, require a partnership to revalue its property and allocate any unrealized gain or loss since the last book-up event to its partners. Book-up events, generally, include, among other things, the issuance or redemption by a partnership of more than a de minimis amount of partnership interests.

LTIP units are not entitled to the redemption right described above, but any common units into which LTIP units are converted are entitled to this right. LTIP units, generally, vote with the common units and do not have any separate voting rights except in connection with actions that would materially and adversely affect the rights of the LTIP units.

Term

Our operating partnership will continue indefinitely, or until sooner dissolved upon:

•	our bankruptcy, dissolution or withdrawal (unless the limited partners elect to continue the partnership);

•	the sale or other disposition of all or substantially all of the assets of the partnership;

•	an election by us in our capacity as the general partner; or

•	entry of a decree of judicial dissolution.

Tax Matters

Our partnership agreement will provide that we, as the sole general partner of our operating partnership, will be the tax matters partner of our operating partnership and, as such, will have authority to handle tax audits and to make tax elections under the Code on behalf of our operating partnership.

MATERIAL PROVISIONS OF MARYLAND LAW AND OUR CHARTER AND BYLAWS

The following is a summary of certain provisions of Maryland law and provisions of our charter and bylaws that will be in effect prior to the completion of this offering. While we believe that the following description covers the material aspects of these provisions, the description may not contain all of the information that is important to you. We encourage you to read carefully this entire prospectus, our charter and bylaws and the relevant provisions of Maryland law, for a more complete understanding of these provisions. Copies of our charter and bylaws will be filed as exhibits to the registration statement of which this prospectus is a part and the following summary, to the extent it relates to those documents, is qualified in its entirety by reference thereto. See “Where You Can Find More Information.”

Directors; Vacancies

Our bylaws provide that, upon completion of this offering, the number of directors will be seven; provided that, subject to the provisions of a stockholders agreement that we will enter into in connection with the formation transactions, a majority of our entire board of directors may at any time increase or decrease the number of directors. Our bylaws also provide that the number of directors will automatically be decreased if any director designated pursuant to the stockholders agreement ceases to be a director for any reason prior to the end of his or her term. In such event, under the stockholders agreement, if and when a replacement for any such director is designated pursuant to the stockholders agreement, we have agreed to increase the number of directors in order to appoint the replacement to our board of directors. The number of directors may never be less than the minimum number required by the MGCL, which is one, nor, unless our bylaws are amended, more than 15. Because our board of directors has the power to amend our bylaws, subject to the provisions of the stockholders agreement, it could modify the bylaws to change that range.

Subject to the provisions of the stockholders agreement or any similar rights established in the future and the rights, if any, of holders of any class or series of stock entitled separately to elect one or more directors, any and all vacancies on our board of directors resulting from the removal of a director may be filled only by the stockholders by a plurality of all of the votes cast generally in the election of directors. Subject to the provisions of the stockholders agreement or any similar rights established in the future and the rights, if any, of holders of any class or series of stock entitled separately to elect one or more directors, any and all vacancies on our board of directors resulting from an increase in the number of directors may be filled only by the affirmative vote of a majority of the entire board of directors. Any individual elected by the board of directors to fill a vacancy will serve until the next annual meeting of stockholders and until his or her successor is elected and qualifies. Any individual elected by the stockholders to fill a vacancy which results from the removal of a director serves for the balance of the term of the removed director.

Our charter grants the board of directors the power to renounce any interest or expectancy of the corporation in, or in being offered an opportunity to participate in, specified business opportunities or classes or categories of business opportunities that are presented to the corporation or to one or more of its directors.

Removal of Directors

Our charter provides that directors designated pursuant to the provisions of the stockholders agreement may only be removed without cause pursuant to the provisions of the stockholders agreement. Otherwise, these directors may only be removed for cause by the affirmative vote of at least a majority of the votes entitled to be cast generally in the election of directors. All other directors may be removed, with or without cause, by the affirmative vote of at least a majority of the votes entitled to be cast generally in the election of directors. “Cause” is defined in our charter to mean conviction of a director of a felony or a final judgment of a court of competent jurisdiction holding that a director caused demonstrable, material harm to us through bad faith or active and deliberate dishonesty.

Calling of Special Meetings of Stockholders

Our bylaws provide that special meetings of stockholders may be called by our board of directors and certain of our officers. Additionally, our bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the stockholders requesting the meeting, a special meeting of stockholders to act on any matter that may properly be considered at a meeting of stockholders shall be called by the secretary of the corporation upon the written request of stockholders entitled to cast 35% or more of all the votes entitled to be cast on such matter at such meeting.

Business Combinations

Under the MGCL, certain “business combinations” (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any interested stockholder, or an affiliate of such an interested stockholder, are prohibited for five years following the most recent date on which the interested stockholder became an interested stockholder. Maryland law defines an interested stockholder as:

•

any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock after the date on which the corporation had 100 or more beneficial owners of its stock; or

•

an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question and after the date on which the corporation had 100 or more beneficial owners of its stock, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding voting stock of the corporation.

After such five-year period, any such business combination must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•

two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These supermajority approval requirements do not apply if, among other conditions, the corporation’s common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares.

These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a corporation’s board of directors prior to the time that the interested stockholder becomes an interested stockholder. Our board of directors has adopted a resolution exempting any business combinations between us and any other person or entity from the business combination provisions of the MGCL. Our bylaws provide that this resolution or any other resolution of our board of directors exempting any business combination from the business combination provisions of the MGCL may only be revoked, altered or amended, and our board of directors may only adopt any resolution inconsistent with any such resolution (including an amendment to that bylaw provision), with the affirmative vote of a majority of the votes cast on the matter by holders of outstanding shares of our common stock. However, we cannot assure you that our board of directors will not recommend to stockholders that the board of directors alter or repeal this resolution in the future.

Control Share Acquisitions

The MGCL provides that holders of “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights with respect to any control shares except to the extent approved at a special meeting of stockholders by the affirmative vote of at least two-thirds of the votes entitled to be cast on the matter, excluding shares of stock of a corporation in respect of which any of the following persons is entitled to exercise or direct the exercise of the voting power of such shares in the election of directors: (a) a person who makes or proposes to make a control share acquisition; (b) an officer of the corporation; or (c) an employee of the corporation who is also a director of the corporation. “Control shares” are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares that the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition, directly or indirectly, of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and making an “acquiring person statement” as described in the MGCL), may compel our board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares acquired or to be acquired in the control share acquisition. If no request for a special meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights of control shares are not approved at the meeting or if the acquiring person does not deliver an “acquiring person statement” as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights, unless appraisal rights are eliminated under the charter. Our charter eliminates all appraisal rights of stockholders.

The control share acquisition provisions of the MGCL do not apply to: (a) shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or (b) acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the control share acquisition provisions of the MGCL any and all acquisitions by any person of shares of our stock. This bylaw provision may be amended only with the affirmative vote of a majority of the votes cast on such an amendment by holders of outstanding shares of our common stock.

Appraisal Rights

The MGCL provides that stockholders may exercise appraisal rights unless appraisal rights are eliminated under a company’s charter. Our charter eliminates all appraisal rights of stockholders.

Unsolicited Takeovers

Under Subtitle 8 of Title 3 of the MGCL, a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three directors who are not officers or employees of the corporation, and who are not affiliated with a person who is seeking to acquire control of the corporation, may elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of the following five provisions:

•	a classified board requirement;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of the directors;

•	a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred; or

•	a requirement for the calling of a special meeting of stockholders only at the written request of stockholders entitled to cast at least a majority of the votes at the meeting.

Through provisions in our charter and bylaws unrelated to Subtitle 8, we already vest in the board the exclusive power to fix the number of directorships, subject to limitations set forth in our bylaws. We have not elected to create a classified board or otherwise implement the provisions referred to in Subtitle 8. In the future, subject to the provisions of the stockholders agreement, our board of directors may elect, without stockholder approval, to create a classified board or elect to be subject to one or more of the other provisions of Subtitle 8.

Amendments to Our Charter and Bylaws

Other than amendments to certain provisions of our charter described below and amendments permitted to be made without stockholder approval under Maryland law or by a specific provision in our charter, our charter may be amended only if such amendment is declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast a majority (except as provided below) of all of the votes entitled to be cast on the matter. The provisions of our charter relating to stockholder action by consent in lieu of a meeting, and the provision specifying the vote required to amend such provision, may be amended only if such amendment is declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast not less than two-thirds of all of the votes entitled to be cast on the matter.

Our board of directors has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws, except the following bylaw provisions, each of which may be amended only with the affirmative vote of a majority of the votes cast on such amendment by holders of outstanding shares of our common stock:

•	provisions opting out of the control share acquisition provisions of the MGCL; and

•

provisions prohibiting our board of directors without the approval of a majority of the votes entitled to be the cast by holders of outstanding shares of our common stock, from revoking altering or amending any resolution, or adopting any resolution inconsistent with any previously-adopted resolution of our board of directors, that exempts any business combination between us and any other person or entity from the business combination provisions of the MGCL.

Transactions Outside the Ordinary Course of Business

We generally may not merge with or into or consolidate with another company, sell all or substantially all of our assets or engage in a statutory share exchange unless such transaction is declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter.

No Shareholder Rights Plan

We have no shareholder rights plan. In the future, we do not intend to adopt a shareholder rights plan unless our stockholders approve in advance the adoption of a plan or, if adopted by our board of directors, we submit the shareholder rights plan to our stockholders for a ratification vote within 12 months of adoption or the plan will terminate.

Dissolution of Our Company

The voluntary dissolution of our company must be declared advisable by a majority of our entire board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter.

Meetings of Stockholders

Under our bylaws, annual meetings of stockholders must be held each year at a date, time and place determined by our board of directors. Special meetings of stockholders may be called by the chairman of our board of directors, our chief executive officer and our board of directors. Additionally, a special meeting of stockholders to act on any matter that may properly be considered at a meeting of stockholders must be called by our secretary upon the written request of stockholders entitled to cast 35% or more of all of the votes entitled to be cast on the matter at such meeting who have requested the special meeting in accordance with the procedures specified in our bylaws and provided the information and certifications required by our bylaws. Only matters set forth in the notice of a special meeting of stockholders may be considered and acted upon at such a meeting. Stockholder action can be taken at an annual or special meeting of stockholders. In addition, our charter provides that stockholders may take action by consent in lieu of a meeting by delivering consents of stockholders entitled to cast not less than the minimum number of votes that would be necessary to take such action at a stockholders meeting; provided that, following the date on which the Lehman Stockholder ceases to beneficially own and control the voting of 50% or more of the then outstanding shares of our common stock, stockholders may only take action by consent in lieu of a meeting if such consent is unanimous.

Advance Notice of Director Nominations and New Business

Our bylaws provide that:

•

with respect to an annual meeting of stockholders, nominations of individuals for election to our board of directors and the proposal of business to be considered by stockholders at the annual meeting may be made only:

•	by or at the direction of our board of directors; or

•

by a stockholder who was a stockholder of record both at the time of giving the notice required by our bylaws and at the time of the annual meeting, who is entitled to vote at the meeting in the election of each individual so nominated or on such other business and who has complied with the advance notice procedures and provided the information and certifications required by the advance notice procedures set forth in our bylaws; and

•

with respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting of stockholders, and nominations of individuals for election to our board of directors may be made only:

•	by or at the direction of our board of directors; or

•

provided that the meeting has been called for the purpose of electing directors, by a stockholder who is a stockholder of record both at the time of giving the notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advanced notice procedures and provided the information and certifications required by the advance notice procedures set forth in our bylaws.

The purpose of requiring stockholders to give advance notice of nominations and other proposals is to afford our board of directors the opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposals and, to the extent considered necessary by our board of directors, to inform stockholders and make recommendations regarding the nominations or other proposals. The advance notice procedures also permit a more orderly procedure for conducting our stockholder meetings. Although our bylaws do not give our board of directors any power to disapprove stockholder nominations for the election of directors or proposals recommending certain actions, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.

Anti-Takeover Effect of Certain Provisions of Maryland Law and of Our Charter and Bylaws

The provisions of the MGCL, our charter and our bylaws described above including, among others, the restrictions on ownership and transfer of our stock and the advance notice provisions of the bylaws could delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for holders of our common stock or otherwise be in their best interests. Likewise, if our board of directors were to opt in to the provisions of Subtitle 8 of Title 3 of the MGCL, including the provision establishing a classified board of directors, or if we were to opt in to the business combination or control share acquisition provisions of the MGCL with the approval of our stockholders, these provisions of the MGCL could provide us with similar anti-takeover effects.

Indemnification and Limitation of Directors’ and Officers’ Liability

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except to the extent that (a) it is proved that the person actually received an improper benefit or profit in money, property or services for the amount of the benefit or profit in money, property or services actually received; or (b) a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. Our charter contains a provision that eliminates such liability to the maximum extent permitted by Maryland law.

The MGCL requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity, or in the defense of any claim, issue or matter in the proceeding, against reasonable expenses incurred by the director or officer in connection with the proceeding, claim, issue or matter. The MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or are threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and:

•	was committed in bad faith; or

•	was the result of active and deliberate dishonesty; or

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under the MGCL, a Maryland corporation may not, however, indemnify a director or officer for an adverse judgment in a suit by or in the right of the corporation or if the director or officer was adjudged liable on the basis that personal benefit was improperly received. Notwithstanding the foregoing, unless limited by the charter (which our charter does not), a court of appropriate jurisdiction, upon application of a director or officer, may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director or officer met the standards of conduct described above or has been adjudged liable on the basis that a personal benefit was improperly received, but such indemnification shall be limited to expenses.

In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer, without requiring a preliminary determination of the director’s or officer’s ultimate entitlement to indemnification, upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•

a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

Our charter authorizes us to obligate our company and our bylaws obligate us, to the fullest extent permitted by Maryland law in effect from time to time, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding, without requiring a preliminary determination of the director’s or officer’s ultimate entitlement to indemnification, to:

•	any present or former director or officer who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity; or

•

any individual who, while serving as our director or officer and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, REIT, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity.

Our charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any officer, employee or agent of our company or a predecessor of our company.

We have entered into indemnification agreements with each of our executive officers and directors, whereby we agree to indemnify our executive officers and directors against all expenses and liabilities and pay or reimburse their reasonable expenses in advance of final disposition of a proceeding to the fullest extent permitted by Maryland law if they are made or threatened to be made a party to the proceeding by reason of their service to our company, subject to limited exceptions.

The partnership agreement also provides that we, as general partner, and our directors, officers, employees, agents and designees are indemnified to the extent provided therein.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

We expect to obtain an insurance policy under which our directors and executive officers will be insured, subject to the limits of the policy, against certain losses arising from claims made against such directors and officers by reason of any acts or omissions covered under such policy in their respective capacities as directors or officers, including certain liabilities under the Securities Act.

REIT Qualification

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without approval of our stockholders, if it determines that it is no longer in our best interests to continue to qualify as a REIT.

SHARES ELIGIBLE FOR FUTURE SALE

General

Upon completion of the formation transactions and this offering, we will have outstanding              shares of our common stock (             shares if the underwriters exercise their option to purchase additional shares of our common stock in full solely to cover over-allotments), excluding              shares of restricted common stock intended to be granted to our executive officers, directors and other employees pursuant to the 2012 Equity Incentive Plan.

Of these shares, the              shares sold in this offering (             shares if the underwriters exercise their option to purchase additional shares of our common stock in full solely to cover over-allotments) will be freely transferable without restriction or further registration under the Securities Act, subject to the limitations on ownership set forth in our charter, except for any shares purchased in this offering by our “affiliates,” as that term is defined by Rule 144 under the Securities Act. The remaining             shares of common stock to be issued in the formation transactions will be “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if the sale is registered under the Securities Act or qualifies for an exemption from registration, including an exemption under Rule 144, as described below.

In addition, upon completion of the formation transactions and this offering,             shares of our common stock will be reserved for issuance upon exchange of common units in our operating partnership and             shares will be available for future issuance under the 2012 Equity Incentive Plan, excluding             shares of restricted common stock but including             shares of common stock reserved for issuance upon exchange of LTIP units in our operating partnership intended to be granted to our executive officers, directors and other employees pursuant to the 2012 Equity Incentive Plan.

Prior to this offering, there has been no public market for our common stock. Trading of our common stock on the NYSE is expected to commence immediately following the completion of this offering. We can provide no assurance as to: (1) the likelihood that an active market for our shares of common stock will develop; (2) the liquidity of any such market; (3) the ability of the stockholders to sell the shares; or (4) the prices that stockholders may obtain for any of the shares. We cannot make any prediction as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of our common stock (including shares issued upon the exchange of common units in our operating partnership tendered for redemption), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock. See “Risk Factors—Risks Related to this Offering and Our Common Stock.”

For a description of certain restrictions on transfers of our shares of common stock held by certain of our stockholders, see “Description of Capital Stock—Restrictions on Ownership and Transfer.”

Rule 144

Rule 144(b)(1) provides a safe harbor pursuant to which certain persons may sell shares of our stock that constitute restricted securities without registration under the Securities Act. “Restricted securities” include, among other things, securities acquired directly or indirectly from the issuer, or from an affiliate of the issuer, in a transaction or chain of transactions not involving any public offering. In general, the conditions that must be met for a person to sell shares of our stock pursuant to Rule 144(b)(1) are as follows: (1) the person selling the shares must not be an affiliate of ours at the time of the sale, and must not have been an affiliate of ours during the preceding three months, and (2) either (A) at least one year must have elapsed since the date of acquisition of the restricted securities from us or any of our affiliates or (B) if we satisfy the current public information requirements set forth in Rule 144, at least six months have elapsed since the date of acquisition of the restricted securities from us or any of our affiliates.

Rule 144(b)(2) provides a safe harbor pursuant to which persons who are affiliates of ours may sell shares of our stock, whether restricted securities or not, without registration under the Securities Act if certain conditions are met. In general, the conditions that must be met for a person who is an affiliate of ours (or has been within three months prior to the date of sale) to sell shares of our stock pursuant to Rule 144(b)(2) are as follows (1) at least six months must have elapsed since the date of acquisition of the shares of stock from us or any of our affiliates, (2) the seller must comply with volume limitations, manner of sale restrictions and notice requirements and (3) we must satisfy the current public information requirements set forth in Rule 144. In order to comply with the volume limitations, a seller may not sell, in any three month period, more than the following number of shares:

•

1.0% of the shares of our common stock then outstanding as shown by the most recent report or statement published by us, which will equal approximately             shares immediately after this offering (             shares if the underwriters exercise their option to purchase additional shares of our common stock in full solely to cover over-allotments);

•

the average weekly reported volume of trading in our common stock on all national securities exchanges and/or reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the filing of the notice required to be filed by the seller under Rule 144 or if no such notice is required, the date of receipt of the order to execute the transaction by the broker or the date of execution of the transaction directly with a market maker; or

•

the average weekly volume of trading in such securities reported pursuant to an effective transaction report plan or an effective national market system plan, as defined in Regulation NMS under the Exchange Act, during the four week period described in the preceding bullet.

Redemption/Exchange Rights

In connection with the formation transactions, our operating partnership will issue an aggregate of common units in our operating partnership to affiliates of our sponsors. Beginning on or after the date which is 14 months after the completion of this offering, each limited partner of our operating partnership, other than us, will have the right to require our operating partnership to redeem part or all of its common units for cash, based upon the value of an equivalent number of shares of our common stock at the time of the election to redeem, or, at our election, shares of our common stock on a one-for-one basis, subject to certain adjustments and the restrictions on ownership and transfer of our stock set forth in our charter and described under the section entitled “Description of Capital Stock—Restrictions on Ownership and Transfer.” See also “Description of the Partnership Agreement of Archstone Operating Partnership LP.”

Registration Rights

Upon completion of this offering, we will enter into a registration rights agreement pursuant to which affiliates of our sponsors will have rights to cause us to register the resale of the shares of common stock that they receive directly or indirectly in the formation transactions or in exchange for the common units in our operating partnership that they receive directly or indirectly in the formation transactions with the SEC. An aggregate of             shares of our common stock to be acquired in the formation transactions and             shares of common stock issuable upon exchange of common units issued in the formation transactions are subject to the registration rights agreement.

2012 Equity Incentive Plan

We intend to adopt the 2012 Equity Incentive Plan prior to the completion of this offering pursuant to which we may grant equity incentive awards to our executive officers, directors, employees and consultants. We have initially reserved             shares of common stock for issuance under the 2012 Equity Incentive Plan. Upon

completion of this offering, we will issue an aggregate of             shares of restricted common stock and             LTIP units in our operating partnership to our executive officers, directors and other employees pursuant to the 2012 Equity Incentive Plan.

Following completion of this offering, we intend to file with the SEC a registration statement on Form S-8 covering the shares of common stock issuable under the 2012 Equity Incentive Plan. Shares of common stock issued under this registration statement will be eligible for transfer or resale without restriction under the Securities Act unless held by affiliates.

Lock-Up Agreements

We, our directors and executive officers and our sponsors and their affiliates that are receiving shares of common stock or common units in our operating partnership in the formation transactions have agreed with the underwriters that, subject to limited exceptions, for a period of 180 days after the date of this prospectus, we and these other persons may not, without the prior written consent of                         , (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, whether now owned or hereafter acquired, or with respect to which we or such other persons have or later acquire the power of disposition, or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) with respect to us, file with the SEC a registration statement under the Securities Act relating to, and with respect to these other persons, make any demand for or exercise any right with respect to, the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain material U.S. federal income tax considerations relating to our qualification as a REIT and the ownership and disposition of shares of our common stock.

Because this is a summary that is intended to address only certain material U.S. federal income tax considerations relating to the ownership and disposition of our common stock that will apply to stockholders, it may not contain all the information that may be important to you. As you review this discussion, you should keep in mind that:

•	the tax consequences to you may vary depending on your particular tax situation;

•

special rules that are not discussed below may apply to you if, for example, you are a tax-exempt organization, a broker-dealer, a trust, an estate, a regulated investment company, a financial institution, a REIT, an insurance company, a pass-through entity or investor in such an entity, a person holding shares of our common stock as part of a short sale, hedge, conversion, straddle, constructive sale or other integrated transaction for U.S. federal income tax purposes, a person subject to the alternative minimum tax, a U.S. stockholder whose “functional currency” (as defined in Section 985 of the Code) is not the U.S. dollar, or otherwise subject to special tax treatment under the Code;

•	this summary does not address state, local or non-U.S. tax considerations;

•	this summary deals only with common stockholders that hold common stock as a “capital asset” within the meaning of Section 1221 of the Code; and

•	this discussion is not intended to be, and should not be construed as, tax advice.

You are urged both to review the following discussion and to consult with your own tax advisor to determine the effect of ownership and disposition of our common stock on your individual tax situation, including any state, local or non-U.S. tax consequences.

The information in this section is based on the current Code, applicable Treasury Regulations, the legislative history of the Code, current administrative interpretations and practices of the IRS, including its practices and policies as endorsed in private letter rulings, which are not binding on the IRS except in the case of the taxpayer to whom a private letter ruling is addressed, and existing court decisions. Those authorities may be changed, possibly retroactively, or may be subject to differing interpretations, so as to result in U.S. federal income tax consequences different from those summarized below. Thus, it is possible that the IRS could challenge the statements in this discussion, which do not bind the IRS or the courts, and that a court could agree with the IRS. The following discussion describes the tax rules applicable to REITs as in effect as of the date of this prospectus and, with limited exception, does not address any rules that may have applied to us during prior periods.

Taxation of Archstone Inc. as a REIT

We intend to elect to be taxed as a REIT for U.S. federal income tax purposes beginning with our taxable year ending December 31, 2012. A REIT generally is not subject to U.S. federal income tax on the income that it distributes to stockholders if it meets the applicable REIT distribution requirements and other requirements for qualification.

We believe that we are organized and will operate in a manner that will allow us to qualify as a REIT. Qualification and taxation as a REIT depend upon our ability to meet, through actual annual (or in some cases quarterly) operating results, requirements relating to income, asset ownership, distribution levels and diversity of share ownership, and the various other REIT qualification requirements imposed under the Code, as in effect for each applicable taxable period. Given the complex nature of the REIT qualification requirements, the ongoing importance of factual determinations and the possibility of future changes in our circumstances, we can provide no assurance that our actual operating results will satisfy the requirements for taxation as a REIT under the Code for any particular taxable year.

Our tax counsel, Goodwin Procter LLP, will render an opinion to us to the effect that we have been organized in conformity with the requirements for qualification as a REIT and our proposed method of operation described in this registration statement and as represented by management will enable us to satisfy the requirements for such qualification beginning with our taxable year ending December 31, 2012. This opinion will be based on representations made by us as to certain factual matters relating to our organization and our intended or expected manner of operation. Goodwin Procter LLP will not verify those representations, and their opinion will assume that such representations and covenants are accurate and complete, that we will operate in accordance with such representations and covenants and that we will take no action inconsistent with our status as a REIT. In addition, this opinion will represent counsel’s legal judgment based on the law existing and in effect as of its date, is not binding on the IRS or any court, and could be subject to modification or withdrawal based on future legislative, judicial or administrative changes to U.S. federal income tax laws, any of which could be applied retroactively. Goodwin Procter LLP will not review our compliance with these tests on a continuing basis. Accordingly, the opinion of our tax counsel does not guarantee our ability to qualify as or remain a REIT, and no assurance can be given that we will satisfy such tests for our taxable year ending on December 31, 2012 or for any future period. Goodwin Procter LLP will have no obligation to advise us or the holders of our stock of any subsequent change in the matters stated, represented or assumed in its opinion or of any subsequent change in applicable law.

So long as we qualify for taxation as a REIT, we generally will not be subject to U.S. federal corporate income tax on our net income that is distributed currently to our stockholders. This treatment substantially eliminates “double taxation” (that is, taxation at both the corporate and stockholder levels) that generally results from an investment in a corporation. However, even if we qualify for taxation as a REIT, we will be subject to U.S. federal income tax as follows:

•

we will be taxed at regular corporate rates on any undistributed “REIT taxable income” including undistributed net capital gain. REIT taxable income is the taxable income of the REIT, subject to specified adjustments, including a deduction for dividends paid;

•	under some circumstances, we may be subject to the “alternative minimum tax” on our items of tax preference;

•

if we have net income from the sale or other disposition of “foreclosure property” that is held primarily for sale to customers in the ordinary course of business, or other nonqualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on this income;

•

our net income from “prohibited transactions” will be subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business unless such property has been held by us for two years or more and certain other requirements are satisfied;

•

if we fail to satisfy either the 75% gross income test or the 95% gross income test discussed below, but nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a tax equal to the greater of (1) the amount by which 75% of our gross income exceeds the amount of our income qualifying under the 75% test for the taxable year or (2) the amount by which 95% of our gross income exceeds the amount of our income qualifying for the 95% income test for the taxable year, multiplied by a fraction intended to reflect our profitability;

•	if we fail to satisfy any of the asset tests (other than a failure by a de minimis amount of the 5% or 10% asset tests) and we qualify for and satisfy certain cure provisions, then we will have to pay an excise tax equal to the greater of (1) $50,000 and (2) an amount determined by multiplying (x) the net income generated during a specified period by the assets that caused the failure by (y) the highest U.S. federal income tax rate applicable to corporations;

•

if we fail to satisfy any REIT requirements other than the income test or asset test requirements and we qualify for a reasonable cause exception, then we may retain our REIT qualification, but we will have to pay a penalty equal to $50,000 for each such failure;

•

In each taxable year, we will be subject to a nondeductible 4% excise tax to the extent of the sum of amounts actually distributed and amounts retained for which U.S. federal income tax was paid is less than the sum of:

(1)	85% of our REIT ordinary income for the year;

(2)	95% of our REIT capital gain net income for the year; and

(3)	any undistributed taxable income from prior taxable years;

•

we will be subject to a 100% penalty tax on some payments we receive (or on certain expenses deducted by a TRS) if arrangements among us, our tenants and our TRSs are not comparable to similar arrangements among unrelated parties;

•

We may elect to retain and pay U.S. federal income tax on our net long-term capital gain. In that case, a stockholder would include its proportionate share of our undistributed long-term capital gain (to the extent we make a timely designation of such gain to the stockholder) in its income, would be deemed to have paid the tax we paid on such gain, and would be allowed a credit for its proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the stockholder’s tax basis in our common stock;

•

if we should acquire any asset from a “C” corporation in a carry-over basis transaction and we subsequently recognize gain on the disposition of such asset during the ten-year recognition period beginning on the date on which we acquired the asset, then, to the extent of any built-in gain, such gain will be subject to tax at the highest regular corporate rate. Built-in gain is the excess of (x) the fair market value of the asset as of the beginning of the applicable recognition period over (y) the adjusted basis in such asset as of the beginning of such recognition period;

•	income earned by our TRSs will be subject to tax at regular corporate rates; and

•

we may be required to pay penalties to the IRS in certain circumstances, including if we fail to meet recordkeeping requirements intended to monitor our compliance with rules relating to the composition of our stockholders.

Requirements for qualification as a REIT. In order to have so qualified, we must have met and continue to meet the requirements discussed below, relating to our organization, ownership, sources of income, nature of assets and distributions of income to stockholders.

The Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(3)	that would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code;

(4)	that is neither a financial institution nor an insurance company subject to applicable provisions of the Code;

(5)	the beneficial ownership of which is held by 100 or more persons;

(6)	not more than 50% in value of the outstanding shares of which is owned during the last half of each taxable year, directly or indirectly, by five or fewer individuals, as defined in the Code to include specified entities;

(7)	that makes an election to be taxable as a REIT, or has made this election for a previous taxable year which has not been revoked or terminated, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status;

(8)	that uses a calendar year for U.S. federal income tax purposes; and

(9)	that meets other applicable tests, described below, regarding the nature of its income and assets and the amount of its distributions.

Conditions (1), (2), (3) and (4) above must be met during the entire taxable year and condition (5) above must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (5) and (6) need not be satisfied during a corporation’s initial tax year as a REIT (which, in our case, will be 2012). For purposes of determining stock ownership under condition (6) above, a supplemental unemployment compensation benefits plan, a private foundation and a portion of a trust permanently set aside or used exclusively for charitable purposes generally are each considered an individual. A trust that is a qualified trust under Code Section 401(a) generally is not considered an individual, and beneficiaries of a qualified trust are treated as holding shares of a REIT in proportion to their actuarial interests in the trust for purposes of condition (6) above.

We believe that we will issue sufficient shares of common stock with sufficient diversity of ownership to allow us to satisfy conditions (5) and (6) above. In addition, our charter contains restrictions regarding the transfer of shares of capital stock that are intended to assist us in continuing to satisfy the share ownership requirements described in conditions (5) and (6) above. See “Description of Capital Stock—Restrictions on Ownership and Transfer” above. These restrictions, however, may not ensure that we will be able to satisfy these share ownership requirements.

To monitor its compliance with condition (6) above, a REIT is required to send annual letters to its stockholders requesting information regarding the actual ownership of its shares. If we comply with the annual letters requirement and we do not know or, exercising reasonable diligence, would not have known of our failure to meet condition (6) above, then we will be treated as having met condition (6) above.

For purposes of condition (8) above, we will use a calendar year for U.S. federal income tax purposes.

To qualify as a REIT, we cannot have at the end of any taxable year any undistributed earnings and profits that are attributable to a non-REIT taxable year. We do not believe that we will have any non-REIT earnings and profits at year-end and therefore believe that we satisfy this requirement.

Qualified REIT Subsidiaries. If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” the separate existence of that subsidiary will be disregarded for U.S. federal income tax purposes. Generally, a qualified REIT subsidiary is a corporation, other than a TRS (discussed below), all of the stock of which is owned by the REIT. All assets, liabilities and items of income, deduction and credit of the qualified REIT subsidiary will be treated as assets, liabilities and items of income, deduction and credit of the REIT itself. A qualified REIT subsidiary will not be subject to federal corporate income taxation, although it may be subject to state and local taxation in some states.

Tax on Built-in Gain. As mentioned briefly above, if we acquire any assets from a taxable “C” corporation in a carry-over basis transaction and we recognize gain on the disposition of such assets during a specified period (generally 10 years) beginning on the date on which such assets were acquired by us, we generally will be subject to tax on such assets’ “built-in gain” (i.e., the excess of the fair market value of such asset at the time of the acquisition by us over the adjusted basis in such asset, determined at the time of such acquisition), at the highest regular corporate rate applicable. The amount of gain on which we will pay tax is the lesser of (i) the amount of gain we recognize at the time of sale or disposition, and (ii) the built-in gain.

Upon our formation, Archstone Enterprise LP, a limited partnership that is an affiliate of our sponsors, will contribute its interests in our operating partnership, and interests in certain other entities holding properties, to us. In connection with such contribution, our sponsors have agreed to cause Archstone Enterprise LP to make a Section 337(d) election to recognize the built-in gain and loss on such properties as if it sold such contributed properties to an unrelated party at fair market value. This election is intended to provide us with a tax basis in such contributed properties (and interests in partnerships that hold such properties) equal to the fair market value of such properties (and partnership interests) at the time of their contribution so that the properties do not have a “built-in gain” at the time of their contribution. If our sponsors make an effective Section 337(d) election, the interests in the assets contributed to us by Archstone Enterprise LP upon our formation would not be subject to the tax on built-in gain discussed above.

Taxable REIT Subsidiaries. A TRS is a corporation in which we directly or indirectly own stock and that elects, together with us, to be treated as a TRS under Section 856(l) of the Code. In addition, if one of our TRSs owns, directly or indirectly, securities representing more than 35% or more of the vote or value of a subsidiary corporation, that subsidiary will also be treated as our TRS. A TRS is a corporation subject to U.S. federal income tax, and state and local income tax where applicable, as a regular “C” corporation.

Generally, a TRS can perform some impermissible tenant services without causing us to receive impermissible tenant services income under the REIT income tests. A TRS also can recognize income that would be subject to the 100% prohibited transaction tax, or income that would be nonqualifying income under the gross income tests, if earned by a REIT, as described below. However, several provisions regarding the arrangements between a REIT and its TRSs ensure that a TRS will be subject to an appropriate level of U.S. federal income tax. For example, a TRS is limited in its ability to deduct interest payments made to us in excess of a certain amount. In addition, we will be obligated to pay a 100% penalty tax on some payments that we receive or on certain expenses deducted by the TRS if the economic arrangements among us, our tenants and the TRS are not comparable to similar arrangements among unrelated parties. We expect to own interests in one or more TRSs that will perform certain services for our tenants, hold certain property and conduct other activities. Our TRSs may incur significant amounts of U.S. federal, state and local income taxes.

Ownership of Partnership Interests by a REIT. A REIT that is a partner in a partnership (or a member in a limited liability company or other entity that is treated as a partnership for U.S. federal income tax purposes) will be deemed to own its proportionate share of the assets of the partnership and will be deemed to earn its proportionate share of the partnership’s income. The assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of the gross income and asset tests applicable to REITs as described below. Thus, our proportionate share of the assets and items of income of any entity taxable as a partnership for U.S. federal income tax purposes in which we hold an interest will be treated as our assets and liabilities and our items of income for purposes of applying the requirements described in this prospectus. The assets, liabilities and items of income of any partnership in which we own an interest include such entity’s share of the assets and liabilities and items of income with respect to any partnership in which it holds an interest.

Subsidiary REITs. We will own interests in other REITs, any of which could fail to qualify for taxation as a REIT in any taxable year, and a relief provision for such REIT may not be available. A REIT in which we own an interest failing to qualify for taxation as a REIT could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation.

Income Tests Applicable to REITs. To qualify as a REIT, we must satisfy two gross income tests annually. First, at least 75% of our gross income, excluding gross income from prohibited transactions and certain other income and gains described below, for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property, including “rents from real property,” gains on the disposition of real estate assets, dividends paid by another REIT and interest on obligations secured by mortgages on real property or on interests in real property, income and gain derived from foreclosure property, or from some types of temporary investments. Second, at least 95% of our gross income, excluding gross income from prohibited transactions and certain other income and gains described below, for each taxable year must be derived from any combination of income qualifying under the 75% test and dividends, interest, and gain from the sale or disposition of stock or securities.

Rents received by us will qualify as rents from real property for purposes of the REIT gross income tests described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents received from a “related party tenant” (as defined below) will not qualify as rents from real property for purposes of the REIT gross income tests unless the tenant is a TRS and (1) at least 90% of the property is leased to unrelated tenants and the rent paid by the TRS is substantially comparable to the rent paid by the unrelated tenants for comparable space, or (2) the property leased to the TRS is a hotel or a health care facility and certain other requirements are satisfied. A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the stock of the REIT, actually or constructively owns 10% or more of the tenant. Our charter contains restrictions regarding the ownership and transfer of shares that are intended to help us minimize our receipt of rent from a related party tenant. See “Description of Capital Stock—Restrictions on Ownership and Transfer” above. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property.

Generally, for rents to qualify as rents from real property for purposes of the REIT gross income tests, we may provide directly only an insignificant amount of services, unless those services are “customarily furnished or rendered” in connection with the rental of real property and not otherwise considered “rendered to the occupant.” Accordingly, we may not provide “impermissible tenant services” (generally, services rendered to an occupant that are not customarily furnished in connection with the rental of real property) to tenants (except through an independent contractor from whom we derive no income and that meets other requirements or through a TRS) without giving rise to “impermissible tenant service income.” Impermissible tenant service income is deemed to be at least 150% of our direct cost of providing the service. If the impermissible tenant service income exceeds 1% of our total income from a property, then all of the income from that property will fail to qualify as rents from real property. If the total amount of impermissible tenant service income from a property does not exceed 1% of our total income from the property, the services will not “taint” the other income from the property (that is, it will not cause the rent paid by tenants of that property to fail to qualify as rents from real property), but the impermissible tenant service income will not qualify as rents from real property.

We expect to provide services at our multifamily apartment communities. We believe that the services with respect to our communities that will be provided by us directly are usually or customarily rendered in connection with the rental of space for occupancy only and are not otherwise rendered to particular tenants, or, if considered impermissible tenant services, income from the provision of such services with respect to a given property will not jeopardize our status as a REIT. We believe that any services with respect to our communities that may not be provided by us directly without jeopardizing our status as a REIT will be performed by independent contractors or TRSs.

We will, directly and indirectly through our subsidiaries, earn amounts of nonqualifying income. For example, among other things, we earn fees related to the development and management of properties that are not wholly owned by us and for managing certain real estate ventures and funds. If we determine that the amount of nonqualifying income generated from these and certain other activities could affect our ability to meet the gross income tests we may provide all or a portion of these services or conduct these other activities through a TRS.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for that year if we are entitled to relief under the Code. These relief provisions generally will be available if our failure to meet the tests is due to reasonable cause and not due to willful neglect and, following our identification of such failure for any taxable year, we file a schedule describing each item of our gross income for such taxable year described in the gross income tests in accordance with the applicable Treasury Regulations. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally incur exceeds the limits on nonqualifying income, the IRS could conclude that the failure to satisfy the tests was not due to reasonable cause. If we are not entitled to relief under these provisions, we will fail to qualify as a REIT. As discussed under “—Taxation of Archstone Inc. as a REIT” even if these relief provisions apply, we would be subject to tax to the extent we fail to meet the REIT gross income tests.

Asset Tests Applicable to REITs. At the close of each quarter of our taxable year, we must satisfy four tests relating to the nature of our assets:

(1)	at least 75% of the value of our total assets must be represented by real estate assets, cash, cash items and government securities. Real estate assets include, for this purpose, stock or debt instruments held for less than one year that are purchased with the proceeds from an offering of our shares or a public offering of our debt with a term of five years or more;

(2)	not more than 25% of our total assets may be represented by securities other than those in the 75% asset class;

(3)	except for cash, cash items, government securities and investments in qualified REIT subsidiaries, TRSs, equity interests in REITs or other securities that qualify as “real estate assets” for purposes of the test described in clause (1): the value of any one issuer’s securities owned by us may not exceed 5% of the value of our total assets; we may not own securities possessing more than 10% of the voting power of any one issuer’s outstanding securities; and we may not own more than 10% of the value of the outstanding securities of any one issuer; and

(4)	not more than 25% of the value of our total assets may be represented by securities of one or more TRSs.

Securities for purposes of the asset tests may include debt securities. However, the 10% value test does not apply to certain “straight debt” and other excluded securities, as described in the Code, including, but not limited to, any loan to an individual or estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, (1) a REIT’s interest as a partner in a partnership is not considered a security for purposes of applying the 10% value test to securities issued by the partnership; (2) any debt instrument issued by a partnership (other than straight debt or another excluded security) will not be considered a security issued by the partnership if at least 75% of the partnership’s gross income is derived from sources that would qualify for the 75% gross income test; and (3) any debt instrument issued by a partnership (other than straight debt or another excluded security) will not be considered a security issued by the partnership to the extent of the REIT’s interest as a partner in the partnership.

Debt will constitute “straight debt” if (a) neither we, nor any of our controlled TRSs (that is, TRSs more than 50% of the vote or value of the outstanding stock of which is directly or indirectly owned by us), own any of the issuer’s securities not described in the preceding paragraph that have an aggregate value greater than one percent of the issuer’s outstanding securities, as calculated under the Code; (b) the debt is a written unconditional promise to pay on demand or on a specified date a sum certain in money; (c) the debt is not convertible, directly or indirectly, into equity, and (d) the interest rate and the interest payment dates are not contingent on profits, the borrower’s discretion or similar factors. However, contingencies regarding time of payment of principal and interest are permissible for purposes of qualifying as straight debt if either (i) such contingency does not have the effect of changing the effective yield to maturity, as determined under the Code, other than a change in the annual yield to maturity that does not exceed the greater of (1) 5% of the annual yield to maturity or (2) 0.25%, or (ii) neither the aggregate issue price nor the aggregate face amount of the issuer’s debt instruments held by the REIT exceeds $1,000,000 and not more than 12 months of unaccrued interest can be required to be prepaid thereunder. In addition, debt will not be disqualified from being treated as “straight debt” solely because the time or amount of payment is subject to a contingency upon a default or the exercise of a prepayment right by the issuer of the debt, provided that such contingency is consistent with customary commercial practice.

Investments in Certain Debt Instruments. We may acquire, in the future or at formation, mortgage, mezzanine or bridge loans and other debt investments. Interest income constitutes qualifying mortgage interest for purposes of the 75% gross income test (as described above) to the extent that the obligation upon which such interest is paid is secured by a mortgage on real property. If we receive interest income with respect to a mortgage loan that is secured by both real property and other property, and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that we committed to acquire or originate the loan, or agreed to modify the loan in a manner that is treated as an acquisition of a new loan for U.S. federal income tax purposes, then the interest income will be apportioned between the real property and the other collateral, and our income from the loan will qualify for purposes of the 75% gross income test only to the extent that the interest is allocable to the real property. For purposes of the preceding sentence, however, under IRS guidance we do not need to re-determine the fair market value of real property in connection with a loan modification that is occasioned by a default or made at a time when we reasonably believe the modification to the loan will substantially reduce a significant risk of default on the original loan, and any such modification will not be treated as a prohibited transaction. Even if a loan is not secured by real property, or is under-secured, the income that it generates may nonetheless qualify for purposes of the 95% gross income test. To the extent that we derive interest income from a mortgage loan where all or a portion of the amount of interest payable is contingent, such income generally will qualify for purposes of the gross income tests only if it is based upon the gross receipts or sales, and not the net income or profits, of the borrower. This limitation does not apply, however, where the borrower leases substantially all of its interest in the property to tenants or subtenants, to the extent that the rental income derived by the borrower would qualify as rents from real property had we earned the income directly.

If the outstanding principal balance of a mortgage loan exceeds the fair market value of the real property securing the loan at the time we commit to acquire the loan, or agree to modify the loan in a manner that is treated as an acquisition of a new loan for U.S. federal income tax purposes, then a portion of such loan may not be a qualifying real estate asset. Under current law it is not clear how to determine what portion of such a loan will be treated as a qualifying real estate asset. Under IRS guidance, the IRS has stated that it will not challenge a REIT’s treatment of a loan as being in part a real estate asset if the REIT treats the loan as being a real estate asset in an amount that is equal to the lesser of the fair market value of the real property securing the loan, as of the date we committed to acquire or modify the loan, and the fair market value of the loan. The value of this guidance may be limited, however, because appreciation in the value of the real property collateral (and loan value) could give rise to a nonqualifying asset.

The application of the REIT provisions of the Code to certain mezzanine loans, which are loans secured by equity interests in an entity that directly or indirectly owns real property rather than by a direct mortgage of the real property, is not entirely clear. A safe harbor in Revenue Procedure 2003-65 provides that if a mezzanine loan meets certain requirements then it will be treated by the IRS as a real estate asset for purposes of the REIT asset tests and interest derived from it will be treated as qualifying mortgage interest for purposes of the 75% income test. However, to the extent that mezzanine loans do not meet all of the requirements for reliance on the safe harbor set forth in the Revenue Procedure, such loans may not be real estate assets and could adversely affect our REIT qualification if we acquired them. As such, the REIT provisions of the Code may limit our ability to acquire mortgage, mezzanine or other loans that we might otherwise desire to acquire.

Investments in debt instruments may require recognition of taxable income prior to receipt of cash from such investments and may cause portions of gain to be treated as ordinary income. We may acquire distressed debt instruments that are subsequently modified by agreement with the borrower. Under applicable Treasury

Regulations, these modifications may be treated as a taxable event in which we exchange the old debt instrument for a new debt instrument, the value of which may be treated as equal to the face amount of the new debt instrument. Because distressed debt instruments are often acquired at a substantial discount from face value, the difference between our amount realized and our tax basis in the old note could be significant, resulting in significant income without any corresponding receipt of cash. Similarly, if we acquire a distressed debt instrument and subsequently foreclose, we could have taxable income to the extent that the fair market value of the property we receive exceeds our tax basis in the debt instrument. Such a scenario could also result in significant taxable income without any receipt of cash. In the event that any debt instruments acquired by us are delinquent as to mandatory principal and interest payments, or in the event payments with respect to a particular debt instrument are not made when due, we may nonetheless be required to continue to recognize the unpaid interest as taxable income.

After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT if we fail to satisfy any of the asset tests (other than the 10% voting limitation) at the end of a later quarter solely by reason of changes in the relative values of our assets. If the failure to satisfy any such asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient non-qualifying assets within 30 days after the close of that quarter. We intend to maintain adequate records of the value of our assets to ensure compliance with the asset tests and to take any available actions within 30 days after the close of any quarter as may be required to cure any noncompliance with the asset tests.

Moreover, if we fail to satisfy any of the asset tests at the end of a calendar quarter during a taxable year and such failure is not cured within 30 days as described above, we will not lose our REIT status if one of the following additional exceptions applies: (1) the failure is due to a violation of the 5% or 10% asset tests and is “de minimis” (for this purpose, a “de minimis” failure is one that arises from our ownership of assets the total value of which does not exceed the lesser of 1% of the total value of our assets at the end of the quarter in which the failure occurred and $10 million) and we either dispose of the assets that caused the failure or otherwise satisfy any of the asset tests within 6 months after the last day of the quarter in which our identification of the failure occurred; or (2) the failure is due to a violation of any of the asset tests (other than “de minimis” violations of the 5% or 10% asset tests) and all of the following requirements are satisfied: (i) the failure is due to reasonable cause and not willful neglect, (ii) we file a schedule in accordance with Treasury Regulations providing a description of each asset that caused the failure, and (iii) we either dispose of the assets that caused the failure or otherwise satisfy the asset tests within 6 months after the last day of the quarter in which our identification of the failure occurred. If we must rely on the reasonable cause exception for non-“de minimis” failures, we must pay an excise tax equal to the greater of (x) $50,000 and (y) an amount determined by multiplying the net income generated during a specified period by the assets that caused the failure by the highest U.S. federal income tax applicable to corporations.

Prohibited Transactions Tax. Any gain we realize on the sale of any property held primarily for sale to customers in the ordinary course of business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax, unless the disposition qualifies for a safe harbor exception or the gain is realized in a TRS. Qualifying for the safe harbor would require that the property has been held by us for rental purposes for at least two years and certain other conditions have been satisfied. Under existing law, whether property is held primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances of a particular transaction. We intend to hold, and, to the extent within our control, to have any joint venture to which our operating partnership is a partner hold, properties for investment with a view to long-term appreciation, to engage in the business of acquiring, owning, operating and developing the properties, and to make sales of our properties and other properties acquired subsequent to the date hereof as are consistent with our investment objectives. Based upon our investment objectives, we believe that overall, our properties should not be considered property held primarily for sale to customers in the ordinary course of business. However, it may not always be practical to limit sales of properties to comply with a safe harbor and we may be subject to the 100% penalty tax on the gain from dispositions of property if we are deemed to have held the property primarily for sale to customers in the ordinary course of business.

The potential application of the prohibited transactions tax could cause us to forego potential dispositions of other property or to forego other opportunities that might otherwise be attractive to us, or to undertake such dispositions or other opportunities through a TRS, which would generally result in corporate income taxes being incurred.

Foreclosure Property. Foreclosure property is real property (including interests in real property) and any personal property incident to such real property (1) that is acquired by a REIT as a result of the REIT having bid in the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the REIT and secured by the property, (2) for which the related loan or lease was made, entered into or acquired by the REIT at a time when default was not imminent or anticipated and (3) for which such REIT makes an election to treat the property as foreclosure property. REITs generally are subject to tax at the maximum corporate rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property is held primarily for sale to customers in the ordinary course of a trade or business.

Hedging Transactions and Foreign Currency Gains. We may enter into hedging transactions with respect to one or more of our assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swaps or cap agreements, options, futures contracts, forward rate agreements or similar financial instruments. Except to the extent as may be provided by future Treasury Regulations, any income from a hedging transaction which is clearly identified as such before the close of the day on which it was acquired, originated or entered into, including gain from the disposition or termination of such a transaction, will not constitute gross income for purposes of the 95% and 75% income tests if the hedging transaction was entered into (1) in the normal course of our business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to indebtedness incurred or to be incurred by us to acquire or carry real estate assets or (2) primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests (or any property which generates such income or gain). In addition, certain foreign currency gains may be excluded from gross income for purposes of one or both of the REIT gross income tests, provided we do not deal in or engage in substantial and regular trading in securities. To the extent we enter into other types of hedging transactions, the income from those transactions is likely to be treated as nonqualifying income for purposes of both the 75% and 95% gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our ability to qualify as a REIT.

Annual Distribution Requirements Applicable to REITs. To qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders each year in an amount at least equal to (1) the sum of (a) 90% of our REIT taxable income, computed without regard to the dividends paid deduction and our net capital gain, and (b) 90% of the net income, after tax, from foreclosure property, minus (2) the sum of certain specified items of noncash income. For purposes of the distribution requirements, any built-in gain (net of the applicable tax) we recognize during the applicable recognition period that existed on an asset when we acquired it from a C corporation in a carry-over basis transaction will be included in our REIT taxable income under Treasury Regulations. See “—Taxation of Archstone Inc. as a REIT” for a discussion of the possible recognition of built-in gain. These distributions must be paid either in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for the prior year and if paid with or before the first regular dividend payment date after the declaration is made.

We intend to make timely distributions sufficient to satisfy the annual distribution requirements.

Generally, we anticipate having sufficient cash or liquid assets to enable us to satisfy the 90% distribution requirement. It is possible, however, that we, from time to time, may choose to retain cash to fund capital projects or future operations or may not have sufficient cash or other liquid assets to meet this distribution requirement or to distribute such greater amount as may be necessary to avoid income and excise taxation, in part due to (a) timing differences between the actual receipt of income and the recognition of income for U.S. federal income tax purposes, (b) the effect of nondeductible expenses such as principal amortization or capital expenditures in excess of noncash deductions, (c) the creation of reserves, (d) payment of required debt service or amortization payments, or (e) the need to make additional investments in qualifying real estate assets. In such event, we may find it necessary to sell assets in adverse market conditions, borrow on unfavorable terms, distribute amounts that would otherwise be invested in future acquisitions or used for capital expenditures or the repayment of debt, pay dividends in the form of “taxable stock dividends” to the extent permitted under the tax law, or use cash reserves, in order to comply with the REIT distribution requirements.

Under some circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying dividends to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. We will refer to such dividends as “deficiency dividends.” Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. We will, however, be required to pay interest based upon the amount of any deduction taken for deficiency dividends. While the payment of a deficiency dividend will apply to a prior year for purposes of the REIT distribution requirements, it will be treated as an additional distribution to our stockholders in the year such dividend is paid.

To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we will be subject to tax on these retained amounts at regular corporate tax rates.

We will be subject to a nondeductible 4% excise tax to the extent the sum of amounts actually distributed and amounts retained for which U.S. federal income tax was paid is less than the sum of:

(1)	85% of our REIT ordinary income for the year;

(2)	95% of our REIT capital gain net income for the year; and

(3)	any undistributed taxable income from prior taxable years.

A REIT may elect to retain rather than distribute all or a portion of its net capital gains and pay tax on the gains. In that case, a REIT may elect to have its stockholders include their proportionate share of the undistributed net capital gains in income as long-term capital gains and receive a credit for their share of the tax paid by the REIT. For purposes of the 4% excise tax described above, any such retained amounts would be treated as having been distributed.

Record-Keeping Requirements. We are required to comply with applicable record-keeping requirements. Failure to comply could result in monetary fines.

Failure of Archstone Inc. to Qualify as a REIT. If we fail to satisfy any REIT requirements (other than the income test or asset test requirements, to which specific cure provisions apply), we generally will avoid disqualification as a REIT if the failure is due to reasonable cause and not due to willful neglect and we pay a penalty of $50,000 with respect to such failure. It is not possible to state whether in all circumstances we would be entitled to such statutory relief.

If we fail to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, we will be subject to tax on our taxable income at regular corporate rates, including any applicable alternative minimum tax. Distributions to stockholders in any year in which we fail to qualify will not be deductible by us nor will they be required to be made. In such event, to the extent of current or accumulated earnings and profits, all distributions to stockholders will be taxable as dividend income. Subject to limitations of the Code, corporate stockholders may be eligible for the dividends-received deduction and non-corporate stockholders may be eligible to treat the dividends received from us as qualified dividend income taxable as net capital gains under the provisions of Section 1(h)(11) of the Code, effective for taxable years beginning before January 1, 2013, unless extended by Congress. Unless we are entitled to relief under specific statutory provisions, we also will be disqualified from electing to be taxed as a REIT for the four taxable years following the year during which qualification was lost.

Tax Aspects of Our Investments in Partnerships

We are a Partner in our Operating Partnership. For U.S. federal income tax purposes, our operating partnership is classified as a partnership. In general, a partnership is a “pass-through” entity which is not subject to U.S. federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partner received a distribution from the partnership. We will include our proportionate share of the foregoing partnership items in our income for purposes of the various REIT gross income tests and in the computation of our REIT taxable income. See “—Taxation of Archstone Inc. as a REIT.”

Each partner’s share of our operating partnership’s tax items is determined in accordance with the partnership agreement of our operating partnership, although the allocations will be adjusted for tax purposes if they do not comply with the technical provisions of Section 704(b) of the Code and the regulations thereunder. Our operating partnership’s allocation of tax items is intended to comply with these provisions. Notwithstanding these allocation provisions, for purposes of complying with the gross income and asset tests discussed above, we will be deemed to own our proportionate share of each of the assets of our operating partnership and will be deemed to have received a proportionate share of the income of our operating partnership, in each case, based on our capital interest in our operating partnership. Accordingly, any increase in our REIT taxable income from our interest in our operating partnership, whether or not a corresponding cash distribution is also received from our operating partnership, will increase our distribution requirements.

Tax Allocations With Respect to Book-Tax Differences for Contributed Properties. Under Section 704(c) of the Code, income, gain, loss and deductions attributable to appreciated or depreciated property that is contributed to a partnership must be allocated for U.S. federal income tax purposes in a manner such that the contributor is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of contribution, subject to certain limitations. The amount of unrealized gain or unrealized loss generally is equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of the property at the time of contribution, which is referred to as the book-tax difference. A book-tax difference also can exist with respect to an asset that has not appreciated or depreciated in economic terms if that asset has been depreciated for tax purposes. A substantial book-tax difference exists with respect to certain assets held by our operating partnership. Pursuant to the terms of the indemnification agreement we will enter into with our sponsors and certain of their affiliates, our operating partnership will use the “traditional method” for accounting for book-tax differences for certain properties. Under the traditional method, which is the least favorable method from our perspective, the carryover basis of contributed properties in the hands of our operating partnership (i) may cause us to be allocated lower amounts of depreciation deductions for tax purposes than would be allocated to us if all contributed properties were to have a tax basis equal to their fair market value at the time of the contribution and (ii) may cause us to be allocated taxable gain in the event of a sale of such contributed properties in excess of the economic or book income allocated to us as a result of such sale, with a corresponding benefit to the other partners in our operating partnership. An allocation described in (ii) above might cause us or the other partners to recognize taxable income in excess of cash proceeds in the event of a sale or other disposition of property, which might adversely affect our ability to comply with the REIT distribution requirements.

Taxation of U.S. Stockholders

When we refer to a U.S. stockholder, we mean a beneficial owner of our common stock that is, for U.S. federal income tax purposes:

(1)	a citizen or resident, as defined in Code Section 7701(b), of the United States;

(2)	a corporation, or other entity treated as a corporation for federal income tax purposes, created or organized under the laws of the United States, any state or the District of Columbia;

(3)	an estate the income of which is subject to federal income taxation regardless of its source; or

(4)	a trust that is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or that has a valid election in effect under the applicable Treasury Regulations to be treated as a U.S. person under the Code.

Generally, in the case of a partnership (or other entity treated as such for federal income tax purposes) that holds our common stock, the treatment of a partner in such partnership will depend on the status of the partner and on the activities of the partnership. If you are a partner in a partnership holding our common stock, you should consult your tax advisor. A “non-U.S. stockholder” is a holder that is a nonresident alien individual or a foreign corporation for U.S. federal income tax purposes.

Distributions by Archstone Inc. Distributions to U.S. stockholders out of our current or accumulated earnings and profits that are not designated as capital gain dividends will be taxable as dividend income at rates which are as high as 35% through 2012 (and, in the absence of legislative action, will be as high as 39.6% after December 31, 2012). So long as we qualify as a REIT, in general, our dividends will not be eligible for the dividends received deduction generally available for corporate stockholders and will not qualify for treatment as qualified dividend income currently taxed at a maximum rate of 15% (the same as long-term capital gains) to non-corporate stockholders. U.S. stockholders should be aware that the preferential treatment of qualified dividend income will not apply for taxable years beginning after December 31, 2012 unless legislation extending the current rate or providing for another reduced rate is enacted. If the current rates are extended or another reduced rate is enacted it is unlikely that dividends payable by REITs would be eligible for such reduced rates. Distributions in excess of our current and accumulated earnings and profits will not be taxable to a U.S. stockholder to the extent that the distributions do not exceed the adjusted tax basis of the stockholder’s shares. Rather, such distributions will reduce the adjusted basis of such shares. Distributions in excess of current and accumulated earnings and profits that exceed a U.S. stockholder’s adjusted basis in its shares will be treated as gain from the sale or exchange of such shares, taxable as capital gains in the amount of such excess if the shares are held as a capital asset. If we declare a dividend in October, November or December of any year with a record date in one of these months and pay the dividend on or before January 31 of the following year, we will be treated as having paid the dividend, and our stockholders will be treated as having received the dividend, on December 31 of the year in which the dividend was declared.

We may elect to designate distributions of our net capital gain as “capital gain dividends.” Capital gain dividends generally are taxed to U.S. stockholders as gain from the sale or exchange of a capital asset held for more than one year, without regard to how long the U.S. stockholder has held its shares. Designations made by us will be effective only to the extent that they comply with the principles of Revenue Ruling 89-81, which require that distributions made to different classes of shares be composed proportionately of dividends of a particular type. If we designate any portion of a dividend as a capital gain dividend, a U.S. stockholder will receive an IRS Form 1099-DIV indicating the amount that will be taxable to the stockholder as capital gain. Corporate stockholders, however, may be required to treat up to 20% of capital gain dividends as ordinary income.

Instead of paying capital gain dividends, we may choose to retain all or part of our net capital gain and designate such amount as “undistributed capital gain.” We will be subject to tax at regular corporate rates on any undistributed capital gains and our earnings and profits will be adjusted appropriately. On such a designation, a U.S. stockholder:

(1) will include in its income as long-term capital gains its proportionate share of such undistributed capital gains;

(2) will be deemed to have paid its proportionate share of the tax paid by us on such undistributed capital gains and receive a credit or a refund to the extent that the tax paid by us exceeds the U.S. stockholder’s tax liability on the undistributed capital gains; and

(3) will increase the basis in its common stock by the difference between the amount of capital gain included in its income and the amount of tax it is deemed to have paid.

We will classify portions of any designated capital gain dividend or undistributed capital gains as either (1) a 15% rate gain distribution, which would be taxable to non-corporate U.S. stockholders at a maximum rate of 15% (20% for taxable years beginning on or after January 1, 2013) or (2) an “unrecaptured Section 1250 gain” distribution, which would be taxable to non-corporate U.S. stockholders at a maximum rate of 25%. We must determine the maximum amounts that we may designate as 15% (20%) and 25% rate capital gain dividends by performing the computation required by the Code as if the REIT were an individual whose ordinary income were subject to a marginal tax rate in excess of 25%.

Distributions made by us and gain arising from the sale or exchange by a U.S. stockholder of shares of our common stock will not be treated as passive activity income, and as a result, U.S. stockholders generally will not be able to apply any “passive losses” against this income or gain. In addition, with respect to our non-corporate U.S. stockholders, dividends (other than capital gain dividends and dividends taxed at net capital gains rates) generally will be treated as investment income for purposes of the investment interest limitations. A U.S. stockholder may elect to treat capital gain dividends and capital gains from the disposition of shares of our common stock as investment income for purposes of the investment interest limitation, in which case such amounts otherwise taxable as capital gains will be taxed at ordinary income rates. We will notify stockholders regarding the portions of distributions for each year that constitute ordinary income, return of capital and capital gain. Any net operating losses, foreign tax credits and other tax attributes of ours generally will not pass through to stockholders, subject to the special rules for certain items such as the capital gains that we recognize.

Sales of Shares. Upon any taxable sale or other disposition of shares, a U.S. stockholder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between (x) the amount of cash and the fair market value of any property received on the sale or other disposition and (y) the holder’s adjusted basis in the shares for tax purposes. This gain or loss will be a capital gain or loss if the shares have been held by the U.S. stockholder as a capital asset. The applicable tax rate will depend on the stockholder’s holding period in the shares (generally, if an asset has been held for more than one year it will produce long-term capital gain) and the stockholder’s tax bracket. The IRS has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25% (which is generally higher than the long-term capital gain tax rates for non-corporate stockholders) to a portion of capital gain realized by a non-corporate stockholder on the sale of REIT shares that would correspond to the REIT’s “unrecaptured Section 1250 gain.” Stockholders are urged to consult with their own tax advisors with respect to their capital gain tax liability. A corporate U.S. stockholder will be subject to tax at a maximum rate of 35% on capital gain from the sale of our common stock. In general, any loss recognized by a U.S. stockholder upon the sale or other disposition of shares that have been held for six months or less, after applying the holding period rules, will be treated as a long-term capital loss, to the extent of distributions received by the U.S. stockholder from us that were required to be treated as long-term capital gains. All or a portion of any loss realized upon a taxable disposition of shares may be disallowed if other shares are purchased within 30 days before or after the date of disposition.

Medicare Tax on Unearned Income. For taxable years beginning after December 31, 2012, a U.S. stockholder that is an individual is subject to a 3.8% tax on the lesser of (1) his or her “net investment income” for the relevant taxable year or (2) the excess of his or her modified gross income for the taxable year over a certain threshold (between $125,000 and $250,000 depending on the individual’s U.S. federal income tax filing status). A similar regime applies to certain estates and trusts. Net investment income generally would include dividends on our common stock and gain from the sale of our common stock. If you are a U.S. investor that is an individual, an estate or a trust, you are urged to consult your tax advisors regarding the applicability of this tax to your income and gains in respect of your investment in our common stock.

Taxation of Tax-Exempt Stockholders

Provided that a tax-exempt stockholder has not held its common stock as “debt financed property” within the meaning of the Code, the dividend income from our company will not be unrelated business taxable income, referred to as UBTI, to a tax-exempt stockholder. Similarly, gain from the sale of shares will not constitute UBTI unless the tax-exempt stockholder has held its shares as debt financed property within the meaning of the Code or is a dealer in the shares.

However, for tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts or qualified group legal services plans exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) or (c)(20) of the Code, respectively, income from an investment in our company will generally constitute UBTI; however, an organization exempt under Section 501(c)(9), (c)(17) or (c)(20) of the Code may reduce UBTI if it properly sets aside or reserves such amounts for purposes specified in the Code. These tax-exempt stockholders should consult their own tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension-held REIT” are treated as UBTI if received by any trust which is described in Section 401(a) of the Code, is tax-exempt under Section 501(a) of the Code and holds more than 10%, by value, of the interests in the REIT.

Tax-exempt pension funds that are described in Section 401(a) of the Code are referred to below as “pension trusts.”

A REIT is a pension-held REIT if it meets the following two tests:

(1)	it qualified as a REIT only by reason of Section 856(h)(3) of the Code, which provides that stock owned by pension trusts will be treated, for purposes of determining if the REIT is closely held, as owned by the beneficiaries of the trust rather than by the trust itself; and

(2)	either (a) at least one pension trust holds more than 25% of the value of the REIT’s stock, or (b) a group of pension trusts each individually holding more than 10% of the value of the REIT’s shares, collectively owns more than 50% of the value of the REIT’s shares.

For pension-held REITs, the percentage of any REIT dividend treated as UBTI is equal to the ratio of the UBTI earned by the REIT, treating the REIT as if it were a pension trust and therefore subject to tax on UBTI, to the total gross income of the REIT. An exception applies, in which case no dividends are treated as UBTI, where this percentage is less than 5% for any taxable year. Before investing in our common stock, a tax-exempt stockholder should consult its tax advisors with regard to UBTI and the suitability of an investment in our common stock.

U.S. Taxation of non-U.S. Stockholders

Distributions by Archstone Inc. Distributions by us to a non-U.S. stockholder that are neither attributable to gain from sales or exchanges by us of “U.S. real property interests” nor designated by us as capital gains dividends will be treated as dividends taxed as ordinary income to the extent that they are made out of our current or accumulated earnings and profits. These distributions ordinarily will be subject to withholding of U.S. federal income tax on a gross basis at a rate of 30%, or a lower rate as permitted under an applicable income tax treaty, unless the dividends are treated as effectively connected with the conduct by the non-U.S. stockholder of a U.S. trade or business (through a U.S. permanent establishment, where applicable). Under some treaties, however, lower withholding rates generally applicable to dividends do not apply to dividends from REITs. Dividends that are effectively connected with a trade or business (through a U.S. permanent establishment, where applicable) will be subject to tax on a net basis, that is, after allowance for deductions, at graduated rates, in the same manner as U.S. stockholders are taxed with respect to these dividends, and are generally not subject to withholding. Any dividends received by a corporate non-U.S. stockholder that is engaged in such U.S. trade or business also may be subject to an additional branch profits tax at a 30% rate, or lower applicable treaty rate.

Distributions in excess of our current and accumulated earnings and profits (not attributable to gains from disposition of U.S. real property interests) that exceed the non-U.S. stockholder’s basis in its common stock will be taxable to a non-U.S. stockholder as gain from the sale of its common stock, which is discussed below. Distributions in excess of our current or accumulated earnings and profits (not attributable to gains from disposition of U.S. real property interests) that do not exceed the adjusted basis of the non-U.S. stockholder in its common stock will reduce the non-U.S. stockholder’s adjusted basis in its common stock and will not be subject to U.S. federal income tax, but will be subject to U.S. withholding tax as described below.

Subject to the discussion below regarding capital gain dividends and the Foreign Investment in Real Property Tax Act, or FIRPTA, we expect to withhold U.S. income tax at the rate of 30% on any dividend distributions (including distributions that later may be determined to have been in excess of current and accumulated earnings and profits) made to a non-U.S. stockholder unless:

(1)	a lower treaty rate applies and the non-U.S. stockholder files an IRS Form W-8BEN evidencing eligibility for that reduced treaty rate with us; or

(2)	the non-U.S. stockholder files an IRS Form W-8ECI with us claiming that the distribution is income effectively connected with such non-U.S. stockholder’s trade or business within the United States.

We may be required to withhold at least 10% of any distribution in excess of our current and accumulated earnings and profits, even if a lower treaty rate applies and the non-U.S. stockholder is not liable for tax on the receipt of that distribution. However, a non-U.S. stockholder may seek a refund of these amounts from the IRS if the non-U.S. stockholder’s U.S. tax liability with respect to the distribution is less than the amount withheld.

Distributions to a non-U.S. stockholder that we designate as capital gain dividends, other than those arising from the disposition of a U.S. real property interest, generally should not be subject to U.S. federal income taxation unless:

(1)	the investment in our common stock is effectively connected with the non-U.S. stockholder’s U.S. trade or business (through a U.S. permanent establishment, where applicable), in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to any gain, except that a stockholder that is a foreign corporation also may be subject to the 30% branch profits tax, as discussed above; or

(2)	the non-U.S. stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the nonresident alien individual will be subject to a 30% tax on his or her net U.S. source capital gains.

Under FIRPTA, subject to the exception discussed below for 5% or smaller holders of regularly traded classes of stock, distributions to a non-U.S. stockholder that are attributable to gain from sales or exchanges by us of U.S. real property interests, whether or not designated as a capital gain dividend, will cause the non-U.S. stockholder to be treated as recognizing gain that is income effectively connected with a U.S. trade or business. The term “U.S. real property interests” includes interests in U.S. real property and shares in U.S. corporations at least 50% of whose real estate and business assets consist of U.S. real property interests. Non-U.S. stockholders will be taxed on this gain at the same rates applicable to U.S. stockholders, subject to a special alternative minimum tax in the case of nonresident alien individuals. Also, this gain may be subject to the 30% branch profits tax in the hands of a non-U.S. stockholder that is a corporation.

We will be required to withhold and remit to the IRS 35% of any distributions to non-U.S. stockholders to the extent attributable to gain from sales or exchanges of U.S. real property interests. The amount withheld is creditable against the non-U.S. stockholder’s U.S. federal income tax liability. A non-U.S. stockholder who receives distributions attributable to gain from a sale or exchange by us of U.S. real property interests will be required to file a U.S. federal income tax return for the taxable year.

A non-U.S. stockholder that owns, actually or constructively, no more than 5% of our common stock at all times during the one-year period ending on the date of the distribution will not be subject to the 35% FIRPTA withholding tax with respect to distributions that are attributable to gain from our sale or exchange of U.S. real property interests, provided that our common stock is regularly traded on an established securities market. Instead, any distributions made to such non-U.S. stockholder will be subject to the general withholding rules discussed above which generally impose a withholding tax equal to 30% of the gross amount of each dividend distribution (unless reduced by treaty).

Although the law is not clear on the matter, it appears that amounts designated by us as undistributed capital gains generally should be treated with respect to non-U.S. stockholders in the same manner as actual distributions by us of capital gain dividends. Under that approach, the non-U.S. stockholders would be able to offset as a credit against their U.S. federal income tax liability resulting therefrom an amount equal to their proportionate share of the tax paid by us on the undistributed capital gains, and to receive from the IRS a refund to the extent their proportionate share of this tax paid by us exceeds their actual U.S. federal income tax liability.

Sale of Common Stock. Gain recognized by a non-U.S. stockholder upon the sale or exchange of our common stock generally would not be subject to U.S. taxation unless:

(1)	the investment in our common stock is effectively connected with the non-U.S. stockholder’s U.S. trade or business (through a U.S. permanent establishment, where applicable), in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to any gain, except that a corporate non-U.S. stockholder may also be subject to the 30% branch profits tax, as discussed above;

(2)	the non-U.S. stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a tax home in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s net capital gains for the taxable year; or

(3)	our common stock constitutes a U.S. real property interest within the meaning of FIRPTA, as described below.

Our common stock will not constitute a U.S. real property interest if we are a domestically controlled qualified investment entity. We will be a domestically controlled qualified investment entity if, at all times during a specified testing period, we are a REIT and less than 50% in value of our stock is held directly or indirectly by non-U.S. stockholders.

Because we intend for our common stock to be publicly traded, we cannot guarantee that we are or will continue to be a domestically controlled qualified investment entity.

Even if we are a domestically controlled qualified investment entity, upon disposition of our stock, a non-U.S. stockholder may be treated as having gain from the sale or exchange of a U.S. real property interest if the non-U.S. stockholder (1) disposes of an interest in our stock during the 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from sale or exchange of a U.S. real property interest and (2) directly or indirectly acquires, enters into a contract or option to acquire, or is deemed to acquire, other shares of our stock within 30 days before or after such ex-dividend date. This rule does not apply if the exception for distributions to 5% or smaller holders of regularly traded classes of stock is satisfied.

Even if we do not qualify as a domestically controlled qualified investment entity at the time a non-U.S. stockholder sells its common stock, our stock sold by such stockholder would not be considered a U.S. real property interest if:

(1)	the class or series of stock sold is considered regularly traded under applicable Treasury Regulations on an established securities market, such as the NYSE; and

(2)	the selling non-U.S. stockholder owned, actually or constructively, 5% or less in value of the outstanding class or series of stock being sold throughout the five-year period ending on the date of the sale or exchange.

If gain on the sale or exchange of our common stock were subject to taxation under FIRPTA, a non-U.S. stockholder would be subject to regular U.S. income tax with respect to any gain in the same manner as a taxable U.S. stockholder, subject to any applicable alternative minimum tax and special alternative minimum tax in the case of nonresident alien individuals. In addition, if the sale or exchange of our common stock were subject to tax under FIRPTA, and if shares of our common stock were not regularly traded on an established securities market, the purchaser of such common stock would be required to withhold and remit to the IRS 10% of the purchase price.

Other U.S. Federal Income Tax Withholding and Reporting Requirements.

The Foreign Account Tax Compliance Act, or FATCA, provisions of the Code, enacted in 2010, impose withholding taxes on certain types of payments to (i) foreign financial institutions that do not agree to comply with certain diligence, reporting and withholding obligations with respect to their U.S. accounts and (ii) non-financial foreign entities that do not identify (or confirm the absence of) substantial U.S. owners. The withholding tax of 30% would apply to dividends and the gross proceeds of a disposition of our common stock paid to certain foreign entities unless various information reporting requirements are satisfied. For these purposes, a foreign financial institution generally is defined as any non-U.S. entity that (i) accepts deposits in the ordinary course of a banking or similar business, (ii) is engaged in the business of holding financial assets for the account of others, or (iii) is engaged or holds itself out as being engaged primarily in the business of investing, reinvesting, or trading in securities, partnership interests, commodities, or any interest in such assets. Withholding under this legislation on withholdable payments to foreign financial institutions and non-financial foreign entities is expected to apply after December 31, 2014 with respect to gross proceeds of a disposition of property that can produce U.S. source interest or dividends and after December 31, 2013 with respect to other withholdable payments (although the legislation may apply sooner for such other withholdable payments made to non-financial foreign entities).

Information Reporting and Backup Withholding Tax Applicable to Stockholders

U.S. Stockholders. In general, information reporting requirements will apply to payments of distributions on our common stock and payments of the proceeds of the sale of our common stock to some stockholders, unless an exception applies. Further, the payor will be required to backup withhold on any payments (currently at the rate of 28%) if:

(1)	the payee fails to furnish a taxpayer identification number, or TIN, to the payor or to establish an exemption from backup withholding;

(2)	the IRS notifies the payor that the TIN furnished by the payee is incorrect; or

(3)	the payee fails to certify under the penalty of perjury that the payee is not subject to backup withholding under the Code.

Some stockholders, including corporations and tax exempt organizations, will be exempt from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a stockholder will be allowed as a credit against the stockholder’s U.S. federal income tax and may entitle the stockholder to a refund, provided that the required information is furnished to the IRS.

Non-U.S. Stockholders. Generally, information reporting will apply to distributions on our common stock, and backup withholding at a current rate of 28% may apply, unless the payee certifies that it is not a U.S. person or otherwise establishes an exemption.

The payment of the proceeds from the disposition of our common stock to or through the U.S. office of a U.S. or foreign broker will be subject to information reporting and, possibly, backup withholding unless the non-U.S. stockholder certifies as to its non-U.S. status or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the stockholder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The proceeds of the disposition by a non-U.S. stockholder of our common stock to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, if the broker is a U.S. person, a controlled foreign corporation for U.S. tax purposes or a foreign person 50% or more of whose gross income from all sources for specified periods is from activities that are effectively connected with a U.S. trade or business, information reporting generally will apply unless the broker has documentary evidence as to the non-U.S. stockholder’s foreign status and has no actual knowledge to the contrary.

Applicable Treasury Regulations provide presumptions regarding the status of stockholders when payments to the stockholders cannot be reliably associated with appropriate documentation provided to the payor. Because the application of these Treasury Regulations varies depending on the stockholder’s particular circumstances, you are urged to consult your tax advisor regarding the information reporting requirements applicable to you.

Expiration of Certain Reduced Tax Rate Provisions

Unless extended by Congress, several of the U.S. federal income tax rates described herein will increase after December 31, 2012. For taxable years beginning after December 31, 2012, (1) the maximum rate for long-term capital gains applicable to individuals, trusts and estates will increase from 15% to 20%, (2) the rate for qualified dividend income applicable to individuals, trusts and estate will increase from 15% to the graduated rates applicable to ordinary income (up to 39.6%), and (3) the backup withholding rate will increase from 28% to 31%. Prospective investors are urged to consult their tax advisors regarding the effect of these rate changes on an investment in our common stock.

Other Tax Consequences for Archstone Inc. and its Stockholders

Our company and its stockholders may be subject to state, local and foreign income, property, withholding and other tax in states, localities or foreign countries, including those in which we or they transact business or reside. The state, local and foreign tax treatment of our company and its stockholders may not conform to the U.S. federal income tax consequences discussed above. For example, certain states impose limitations on the ability of “captive” REITs (i.e. REITs that are substantially owned or controlled by certain persons) to deduct the dividends they pay for state income tax purposes and/or require REITs to file combined or unitary returns with the controlling stockholders. As a result of these rules we may be subject to higher state taxes than we otherwise would be subject to for periods during which our sponsors own a substantial portion of our stock. Consequently, prospective investors should consult their own tax advisors regarding the effect of state, local and foreign tax laws on an investment in our common stock. To the extent that we and our TRSs are required to pay federal, state, local or foreign income, property, withholding and other taxes, we will have less cash available for distribution to stockholders.

Legislative or Other Actions Affecting REITs

The rules dealing with U.S. federal, state and local income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect our stockholders or us. In recent years, many such changes have been made and changes are likely to continue to occur in the future. We cannot predict whether, when, in what form, or with what effective dates, tax laws, regulations and rulings may be enacted, promulgated or decided, which could result in an increase in our, or our stockholders’, tax liability or require changes in the manner in which we operate in order to avoid or minimize increases in our tax liability. A shortfall in tax revenues for states and municipalities in which we operate may lead to an increase in the frequency and size of such changes. If such changes occur, we may be required to pay additional taxes on our assets or income. These increased tax costs could adversely affect our financial condition, the results of operations and the amount of cash available for the payment of dividends. Stockholders are urged to consult with their own tax advisor with respect to the impact that recent legislation may have on their investment and the status of legislative, regulatory or administrative developments and proposals and their potential effect on their investment in our shares.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. Citigroup Global Markets Inc. and J.P. Morgan Securities LLC are acting as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC

Total

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares, other than the shares subject to their over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $             per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $             per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to              additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $             per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without over-allotment exercise	With full over-allotment exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $            .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of                              for a period of 180 days after the date of this prospectus, with limited exceptions. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our directors and executive officers and our sponsors and their affiliates that are receiving shares of common stock or common units in our operating partnership in the formation transaction have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of                         , (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, whether now owned or hereafter acquired, or with respect to which such person or entity has or later acquires the power of disposition, or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

At our request, the underwriters have reserved up to       % of the shares for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us through a directed share program. The number of shares available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Except for our executive officers and directors who have entered into lock-up agreements as contemplated in the immediately preceding paragraph, each person buying shares through the directed share program has agreed that, for a period of 180 days from the date of this prospectus, he or she will not, without the prior written consent of                             , dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock with respect to shares purchased in the program. For our executive officers and directors purchasing shares through the directed share program, the lock-up agreements contemplated in the immediately preceding paragraph shall govern with respect

to their purchases.                             in their sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We will apply to have our common stock approved for listing/quotation on the NYSE under the symbol “ASN”.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that are designed to stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

The initial public offering price does not necessarily bear any relationship to the book value of the properties and assets to be acquired in the formation transactions, our financial condition or any other established criteria of value and may not be indicative of the market price for our common stock after this offering. Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Certain of the underwriters and their affiliates have provided in the past to us and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In particular, Citigroup Global Markets Inc. and J.P. Morgan Securities LLC were joint lead bookrunners and lead arrangers for our secured revolving credit facility, and affiliates of Citigroup Global Markets Inc. and J.P. Morgan Securities LLC are the lenders under this credit facility, which is anticipated to be replaced with the new unsecured revolving credit facility that we intend to enter into in connection with this offering. In addition, proceeds from this offering may be used to repay amounts outstanding under the new unsecured revolving credit facility. Affiliates of Citigroup Global Markets Inc. and J.P. Morgan Securities LLC have acted as lenders to us in the past, and, as of June 30, 2012, $372.3 million of our total outstanding indebtedness, other than indebtedness owed under our secured revolving credit facility, was owed to these affiliates or pursuant to loans originated by these affiliates. In the ordinary course of business, we also maintain commercial bank accounts with affiliates of J.P. Morgan Securities LLC, and these affiliates provide related commercial banking services to us. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

SELLING RESTRICTIONS

Argentina

The shares of common stock are not and will not be marketed in Argentina by means of a public offer of securities, as such term is defined under Section 16 of Law Nº 17,811, as amended. No application has been or will be made with the Argentine Comisión Nacional de Valores, the Argentine securities governmental authority, to offer the shares of our common stock in Argentina.

Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia (Corporations Act)) in relation to the common shares has been or will be lodged with the Australian Securities & Investments Commission (ASIC). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

•	you confirm and warrant that you are either:

¡	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

¡

a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

¡	a person associated with the company under section 708(12) of the Corporations Act; or

¡

a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

•

you warrant and agree that you will not offer any of the common shares for resale in Australia within 12 months of that common shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Austria

This document serves marketing purposes and constitutes neither an offer to sell nor a solicitation to buy any securities. There is no intention to make a public offer in Austria. Should a public offer be made in Austria, a prospectus prepared in accordance with the Austrian Capital Market Act will be published.

The shares of common stock may only be offered in the Republic of Austria in compliance with the provisions of the Austrian Capital Market Act and any other laws applicable in the Republic of Austria governing the offer and sale of the shares of our common stock in the Republic of Austria. The shares of our common stock are not registered or otherwise authorized for public offer under the Capital Market Act or any other relevant securities legislation in Austria. The recipients of this prospectus and other selling materials in respect to the shares of our common stock have been individually selected and identified before the offer being made and are targeted exclusively on the basis of a private placement. Accordingly, the shares of our common stock may not be, and are not being, offered or advertised publicly or offered similarly under either the Capital Market Act or any other relevant securities legislation Austria. This offer may not be made to any other persons than the recipients to whom this document is personally addressed. This prospectus and other selling materials in respect to the shares of our common stock may not be issued, circulated or passed on in Austria to any person except under circumstances neither constituting a public offer of, nor a public invitation to subscribe for, the shares of our common stock. This prospectus has been issued to each prospective investor for its personal use only. Accordingly, recipients of this prospectus are advised that this prospectus and any other selling materials in respect to the shares of our common stock shall not be passed on by them to any other person in Austria.

Bahrain

THIS OFFER IS A PRIVATE PLACEMENT. IT IS NOT SUBJECT TO REGULATIONS OF THE CENTRAL BANK OF BAHRAIN THAT APPLY TO PUBLIC OFFERINGS OF SECURITIES, AND THE EXTENSIVE DISCLOSURE REQUIREMENTS AND OTHER PROTECTIONS THAT SUCH REGULATIONS CONTAIN. THIS PROSPECTUS IS THEREFORE INTENDED ONLY FOR “ACCREDITED INVESTORS.”

THE SHARES OF OUR COMMON STOCK OFFERED BY WAY OF THIS PRIVATE PLACEMENT MAY ONLY BE OFFERED IN MINIMUM SUBSCRIPTIONS OF US$100,000 (OR THE EQUIVALENT IN OTHER CURRENCIES).

THE CENTRAL BANK OF BAHRAIN AND THE BAHRAIN STOCK EXCHANGE ASSUME NO RESPONSIBILITY FOR THE ACCURACY AND COMPLETENESS OF THE STATEMENTS AND INFORMATION CONTAINED IN THIS PROSPECTUS AND EXPRESSLY DISCLAIM ANY LIABILITY WHATSOEVER FOR ANY LOSS OR DAMAGE HOWSOEVER ARISING FROM RELIANCE UPON THE WHOLE OR ANY PART OF THE CONTENTS OF THIS PROSPECTUS.

THE DIRECTORS AND MANAGEMENT OF OUR COMPANY ACCEPT RESPONSIBILITY FOR THE INFORMATION CONTAINED IN THIS PROSPECTUS. TO THE BEST KNOWLEDGE AND BELIEF

OF THE DIRECTORS AND MANAGEMENT, WHO HAVE TAKEN ALL REASONABLE CARE TO ENSURE THAT SUCH IS THE CASE, THE INFORMATION CONTAINED IN THIS PROSPECTUS IS IN ACCORDANCE WITH THE FACTS AND DOES NOT OMIT ANYTHING LIKELY TO AFFECT THE RELIABILITY OF SUCH INFORMATION.

Barbados

The shares may not be offered or sold to the public in Barbados.

Belgium

No action has been taken in Belgium to permit a public offer of shares of our common stock in accordance with the Belgian act of 16 June 2006 on the public offer of securities and admission of securities to trading on a regulated market (Belgian Prospectus Act) and no securities may be offered or sold to persons in Belgium which are not qualified investors within the meaning of article 10 of the Belgian Prospectus Act or pursuant to another exemption available pursuant to article 3 of the Belgian Prospectus Act.

Bermuda

NOTICE TO RESIDENTS OF BERMUDA

This prospectus and the securities offered hereby have not been, and will not be, registered under the laws and regulations of Bermuda, nor has any regulatory authority in Bermuda passed comment upon or approved the accuracy or adequacy of this prospectus.

Brazil

For purposes of Brazilian law, this offer of shares of our common stock is addressed to you personally, upon your request and for your sole benefit, and is not to be transmitted to anyone else, to be relied upon by anyone else or for any other purpose either quoted or referred to in any other public or private document or to be filed with anyone without our prior, express and written consent.

Therefore, as this prospectus does not constitute or form part of any public offering to sell or solicitation of a public offering to buy any shares or assets, the offering and THE SHARES OFFERED HEREBY HAVE NOT BEEN, AND WILL NOT BE, AND MAY NOT BE OFFERED FOR SALE OR SOLD IN BRAZIL EXCEPT IN CIRCUMSTANCES WHICH DO NOT CONSTITUTE A PUBLIC OFFERING OR DISTRIBUTION UNDER BRAZILIAN LAWS AND REGULATIONS. DOCUMENTS RELATING TO THE SHARES, AS WELL AS THE INFORMATION CONTAINED THEREIN, MAY NOT BE SUPPLIED TO THE PUBLIC, AS A PUBLIC OFFERING IN BRAZIL OR BE USED IN CONNECTION WITH ANY OFFER FOR SUBSCRIPTION OR SALE OF THE SHARES TO THE PUBLIC IN BRAZIL.

Brunei

Notice to Residents of Brunei Darussalam

This document and the shares described herein are not an offer to sell or a solicitation of an offer to buy and/or to subscribe for any shares to the public or any member of the public in Brunei Darussalam but for information purposes only and directed solely to such persons as the law in Brunei Darussalam would regard as a person whose ordinary business or part thereof it is to buy or sell shares, whether as principal or agent. As such, this document and any other document, circular, notice or other material issued in connection therewith may not be distributed or redistributed to and may not be relied upon or used by the public or any member of the public in Brunei Darussalam. All offers, acceptances subscription, sales, and allotments of the shares or any part thereof shall be made outside Brunei Darussalam. This document has not been registered as a prospectus with the Registrar of Companies under the Companies Act, Cap. 39 of Brunei Darussalam and the shares have not been approved by Registrar of Companies or by any other government agency in Brunei Darussalam.

Cayman Islands

THIS IS NOT AN OFFER TO THE MEMBERS OF THE PUBLIC IN THE CAYMAN ISLANDS TO SUBSCRIBE FOR SHARES, AND APPLICATIONS ORIGINATING FROM THE CAYMAN ISLANDS WILL ONLY BE ACCEPTED FROM SOPHISTICATED PERSONS OR HIGH NET WORTH PERSONS, IN EACH CASE WITHIN THE MEANING OF THE CAYMAN ISLANDS SECURITIES INVESTMENT BUSINESS LAW, AS AMENDED.

Chile

The shares are not registered in the Securities Registry (Registro de Valores) or subject to the control of the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros de Chile). This prospectus and other offering materials relating to the offer of the shares do not constitute a public offer of, or an invitation to subscribe for or purchase, the shares in the Republic of Chile, other than to individually identified purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean Securities Market Act (Ley de Mercado de Valores) (an offer that is not “addressed to the public at large or to a certain sector or specific group of the public”).

China

This prospectus may not be circulated or distributed in the People’s Republic of China (China) and the shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of China except pursuant to applicable laws and regulations of China. The private placement shall not be conducted in a way that the following criteria of public issuance will be triggered, per the Securities Law of the People’s Republic of China: (1) offering of securities to non-specified objects; (2) issuance of securities to a cumulative of specified objects exceeding 200 (the calculation is not limited to one offering); or (3) falling into the scope of other issuance related laws and regulations. For the purpose of this paragraph, China does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Colombia

The securities have not been, and will not be, registered with the Colombian National Registry of Securities and Issuers (Registro Nacional de Valores y Emisores) or traded on the Colombian Stock Exchange (Bolsa de Valores de Colombia). Unless so registered, the shares may not be publicly offered in Colombia or traded on the Colombian Stock Exchange.

This prospectus is for the sole and exclusive use of the addressee and it shall not be interpreted as being addressed to any third party in Colombia or for the use of any third party in Colombia, including any shareholders, managers or employees of the addressee.

The investor acknowledges that certain Colombian laws and regulations (including but not limited to foreign exchange and tax regulations) may apply in connection with the investment in the securities and represents that it is the sole liable party for full compliance therewith.

Czech Republic

No permit for the issue of the shares of our common stock has been obtained from the Czech National Bank (the CNB). No approval of a prospectus has been sought or obtained from the CNB under Act no. 256/2004

Coll. on Conducting Business in the Capital Market, as amended (the Capital Market Act) with respect to the shares of our common stock. No action has been taken to passport a prospectus approved by the competent authority of any Member State into the Czech Republic by delivery of certificate of the competent authority of the relevant Member State to the CNB attesting that a prospectus approved by the relevant Member State authority has been drawn up in accordance with the law of the European Community.

No application has been filed nor has any permission been obtained for listing nor has any other arrangement for trading the shares of our common stock on any regulated market in the Czech Republic (as defined by the Capital Market Act) been made. Accordingly, each of the representatives represented, warranted and agreed that it has not and will not offer, sell or otherwise introduce the shares of our common stock for trading in the Czech Republic in a manner that would require (i) the approval of a prospectus by the CNB or (ii) the passporting of a prospectus approved by the competent authority of any Member State into the Czech Republic by means of the delivery of a certificate from the competent authority of any Member State to the CNB attesting that a prospectus approved by any Member State authority has been drawn up in accordance with law of the European Community.

Accordingly, any person making or intending to make any offer within the Czech Republic of the shares of our common stock which are the subject of the placement contemplated in this Offering Circular should only do so under circumstances in which no obligation arises for the company or any of the representatives to produce a prospectus for such offer. Neither the company nor the representatives have authorized, nor do they authorize, the making of any offer of the shares of our common stock through any financial intermediary, other than offers made by Representatives which constitute the final placement of the shares of our common stock contemplated in this Offering Circular.

Each Dealer has represented, warranted and agreed with the company and all other Dealers that it has complied with and will comply with all the requirements of the Capital Market Act and has not taken, and will not take, any action which would result in the shares of our common stock being deemed to have been issued in the Czech Republic or requiring a permit, registration, filing or notification to the CNB or other authorities in the Czech Republic in respect of the shares of our common stock, in accordance with the Capital Market Act or the practice of the CNB.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (DFSA). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Estonia

The shares of our common stock may and shall only be offered in Estonia through private placement, as defined in the Securities Market Act of Estonia of 2001, as amended (the Securities Market Act). The proposed offer of shares of our common stock has not been and shall not be registered or otherwise authorized under the Securities Market Act, as a public offer and no offer of any securities in Estonia shall constitute a public offer of shares of our common stock pursuant to applicable Estonian law. The shares of our common stock may not be publicly offered or sold, directly or indirectly, in Estonia or to or for the benefit of any resident of Estonia (which term as used herein means any person resident in Estonia, including any corporation or other entity incorporated under the laws of Estonia), or to others for re-offering or resale, directly or indirectly, publicly in Estonia or to a resident of Estonia except in compliance with applicable laws or regulations of Estonia.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), from and including the date on which the European Union Prospectus Directive (the EU Prospectus Directive) was implemented in that Relevant Member State (the Relevant Implementation Date) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

•

in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression “EU Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Finland

This prospectus does not constitute a public offer or an advertisement of securities to the public in the Republic of Finland. The shares will not and may not be offered, sold, advertised or otherwise marketed in Finland under circumstances that would constitute a public offering of securities under Finnish law. Any offer or sale of the shares in Finland shall be made pursuant to a private placement exemption as defined under European Council Directive 2003/71/EC, Article 3 (2), as amended, and as implemented in the Finnish Securities Market Act (1989/495, as amended) and any regulation there under. This prospectus has not been approved by or notified to the Finnish Financial Supervisory Authority.

France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Germany

Any offer or solicitation of shares of our common stock within Germany must be in full compliance with the German Securities Prospectus Act (Wertpapierprospektgesetz — WpPG). The offer and solicitation of securities to the public in Germany requires the approval of the prospectus by the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht — BaFin). This prospectus has not been and will not be submitted for approval to the BaFin. This prospectus does not constitute a public offer under the WpPG. This prospectus and any other document relating to the shares of our common stock, as well as any information contained therein, must not be supplied to the public in Germany or used in connection with any offer for subscription of the shares of our common stock to the public in Germany, any public marketing of the shares of our common stock or any public solicitation for offers to subscribe for or otherwise acquire the shares of our common stock. The prospectus and other offering materials relating to the offer of the shares of our common stock are strictly confidential and may not be distributed to any person or entity other than the designated recipients hereof.

Greece

This prospectus has not been reviewed or approved by the Greek Capital Market Committee. This prospectus concerns the initial public offering of shares of our common stock to be distributed to qualified investors only, according to Directive 2003/71 /EU. This does not constitute a public offer or an invitation to participate, make offers, sell or buy shares offered through a public offer.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

WARNING

The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Hungary

PURSUANT TO SECTION 18 OF ACT CXX OF 2001 ON THE CAPITAL MARKETS, THIS DOCUMENT WAS PREPARED IN CONNECTION WITH A PRIVATE PLACEMENT IN HUNGARY.

India

This document is for information purposes only and does not constitute a “public offer” or an invitation to more than 50 (fifty) persons in India for any investment or subscription for foreign securities. Any person who is in possession of this document is hereby notified that no action has been or will be taken that would allow an offering of foreign securities to more than 50 (fifty) persons in India and neither this document nor any offering material relating to foreign securities has been submitted to the Registrar of Companies (ROC) or the Securities and Exchange Board of India (SEBI) for prior review or approval. Further, no prospectus filing has been made with the ROC, India. Accordingly, the foreign securities may not be offered, sold, transferred or delivered and neither this document nor any offering material relating to the foreign securities may be distributed or made available (in whole or in part) to more than 50 persons in India, directly or indirectly in connection with any offer or invitation for any investment or subscription of the foreign securities.

Ireland

This document does not comprise a prospectus for the purposes of the Investment Funds, Companies and Miscellaneous Provisions Act 2005 of Ireland, the Prospectus (Directive 2003\71\EC) Regulations 2005 of Ireland or the Prospectus Rules issued by the Financial Regulator of Ireland in March 2006. This document is only being made available to certain prospective investors in Ireland (Prospective Irish Investors) on the understanding that any written or oral information contained herein or otherwise made available to them will be kept strictly confidential. The opportunity described in this document is personal to the addressees in Ireland. This document must not be copied, reproduced, distributed or passed by any Prospective Irish Investor to any other person without the consent of the underwriters and us. By accepting this document, Prospective Irish Investors are deemed to undertake and warrant to the underwriters and us that they will keep this document confidential.

Prospective Irish Investors are recommended to seek their own independent financial advice in relation to the opportunity described in this document from their stockbroker, bank manager, solicitor, accountant or other independent financial adviser who is duly authorized or exempted under the Investments Intermediaries Act 1995 of Ireland or the European Communities (Markets in Financial Instruments) Regulations 2007 (as amended) of Ireland.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters purchasing for their own account, venture capital funds, and entities with shareholders’ equity in excess of NIS 250 million, each as defined in the Addendum (as it may be amended from time to time, collectively referred to as institutional investors). Institutional investors may be required to submit written confirmation that they fall within the scope of the Addendum. In addition, we may distribute and direct this document in Israel, at our sole discretion, to certain other exempt investors or to investors who do not qualify as institutional or exempt investors, provided that the number of such non-qualified investors in Israel shall be no greater than 35 in any 12-month period.

Italy

The offering of the shares has not been registered with the Commissione Nazionale per le Società e la Borsa (CONSOB), in accordance with Italian securities legislation. Accordingly, the shares may not be offered or sold, and copies of this offering document or any other document relating to the shares may not be distributed in Italy except to Qualified Investors, as defined in Article 34-ter, subsection 1, paragraph b) of CONSOB Regulation no. 11971 of May 14, 1999, as amended (the Issuers’ Regulation), or in any other circumstance where an express exemption to comply with public offering restrictions provided by Legislative Decree no. 58 of February 24, 1998 (the Consolidated Financial Act) or Issuers’ Regulation applies, including those provided for under Article 100 of the Finance Law and Article 34-ter of the Issuers’ Regulation, and provided, however, that any such offer or sale of the shares or distribution of copies of this offering document or any other document relating to the shares in Italy must (i) be made in accordance with all applicable Italian laws and regulations, (ii) be conducted in accordance with any relevant limitations or procedural requirements that CONSOB may impose upon the offer or sale of the shares, and (iii) be made only by (a) banks, investment firms or financial companies enrolled in the special register provided for in Article 107 of Legislative Decree no. 385 of September 1, 1993, to the extent duly authorized to engage in the placement and/or underwriting of financial instruments in Italy in accordance with the Consolidated Financial Act and the relevant implementing regulations; or (b) foreign banks or financial institutions (the controlling shareholding of which is owned by one or more banks located in the same EU Member State) authorised to place and distribute securities in the Republic of Italy pursuant to Articles 15, 16 and 18 of the Banking Act, in each case acting in compliance with all applicable laws and regulations.

Japan

The shares offered in this prospectus have not been registered under the Securities and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Korea

The shares of our common stock may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Financial Investment Services and Capital Markets Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The shares of our common stock have not been registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the shares of our common stock may not be re-sold to Korean residents unless the purchaser of the Notes complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the shares of our common stock.

Kuwait

The shares have not been licensed for offering in Kuwait by the Ministry of Commerce and Industry or the Central Bank of Kuwait or any other relevant Kuwaiti government agency. The offering of the shares in Kuwait on the basis a private placement or public offering is, therefore, restricted in accordance with Decree Law

No. 31 of 1990, as amended, and Ministerial Order No. 113 of 1992, as amended. No private or public offering of the shares are being made in Kuwait, and no agreement relating to the sale of the shares will be concluded in Kuwait. No marketing or solicitation or inducement activities are being used to offer or market the shares in Kuwait.

Latvia

This document and the offering of shares of our common stock have not been approved by the Financial and Capital Market Commission of the Republic of Latvia. Accordingly, our common stock may not be offered, sold or delivered, nor may this document, or any other document or communication presenting information on the terms of the offer and shares of our common stock to be offered, be distributed in the Republic of Latvia unless an exemption from the obligation to approve and publish a prospectus applies under the Financial Instruments Market Law of the Republic of Latvia.

Lithuania

This prospectus has not been submitted for approval to the Lithuanian securities commission and, accordingly, the shares of our common stock may not be offered or sold in Lithuania unless in compliance with article 5.2 of the Lithuanian Securities Act.

Luxembourg

The shares of our common stock may not be offered or sold in the Grand Duchy of Luxembourg, except for shares which are offered in circumstances that do not require the approval of a prospectus by the Luxembourg financial regulatory authority and the publication of such prospectus pursuant to the law of July 10, 2005 on prospectuses for securities. The shares of our common stock are offered to a limited number of high net worth individual investors or to institutional investors, in all cases under circumstances designed to preclude a distribution that would be other than a private placement. This document may not be reproduced or used for any purposes, or furnished to any persons other than those to whom copies have been sent.

Malta

The offer of the shares of our common stock is not to be construed as an offer to the public in terms of the Companies Act of Malta (Chapter 386 of the Laws of Malta) in view of the fact that the offer is being made only to qualified investors in Malta and to less than 100 investors in Malta (not including qualified investors). Accordingly this offering document has not been lodged, filed or notified with, nor has it been approved by, any authority in Malta.

Mexico

No actions, applications nor filings have been undertaken in Mexico, whether before the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores or CNBV) nor the Mexican Stock Exchange (Bolsa Mexicana de Valores, or BMV), in order to make a public offering in said territory, with or without price, through mass media and to indeterminate subjects to subscribe, acquire, sell or otherwise assign the shares, in any form or manner.

This document is not intended to be distributed through mass media to indeterminate subjects, nor to serve as an application for the registration of the shares before any securities registry or exchange in Mexico, nor as a prospectus for their public offering in said jurisdiction. No financial authority nor securities exchange in Mexico have reviewed or assessed the particulars of the shares or their offering, and in no case will they assert the goodness of the shares, the solvency of the issuer, nor the exactitude or veracity of the information contained herein, and will not validate acts.

You are solely responsible if you have procured this copy of this document yourself or came by it through your own means out of your own accord, regardless of the source. If you have received one such copy from either the issuer or the underwriter the shares are being offered to you under the private offering exceptions in the Securities Market Law (SML), for which you must be in one of the following situations:

•

You are either an institutional investor within the meaning of Article 2, Roman numeral XVII, of the SML and regarded as such pursuant to the laws of Mexico, or a qualified investor because pursuant to Article 2, Roman numeral XVI, of said statute you have the income, assets or qualitative characteristics provided for under Article 1, Roman numeral XIII of the General Provisions Applicable to Issuers of Securities and other Participants in the Securities Market, which require that you have maintained, in average over the past year, investments in securities (within the meaning of the SML) for an amount equal or greater than 1,500,000 Investment Units (Unidades de Inversión, UDIs), or in each of the last 2 years had a gross annual income equal to or greater than 500,000 such Investment Units;

•	You are a member of a group of less than 100 individually identified people to whom the shares are being offered directly and personally; or

•	You are an employee of the issuer and a beneficiary of a generally-applicable employee benefit plan or program of said issuer.

You may be further required to expressly reiterate that you fall into either of said exceptions, that you further understand that the private offering of shares has less documentary and information requirements than public offerings do, and to waive the right to claim on any lacking thereof.

The Netherlands

The shares of our common stock may not, directly or indirectly, be offered or acquired in the Netherlands and this prospectus may not be circulated in the Netherlands, as part of an initial distribution or any time thereafter, other than to individuals or (legal) entities who or which qualify as qualified investors within the meaning of Article 1:1 of the Financial Supervision Act (Wet op het financieel toezicht) as amended from time to time.

Norway

This prospectus has not been produced in accordance with the prospectus requirements laid down in the Norwegian Securities Trading Act 2007, and has not been approved or disapproved by, or registered with, the Oslo Stock Exchange, the Norwegian Financial Supervisory Authority (Finanstilsynet) nor the Norwegian Registry of Business Enterprises.

The interests described herein have not been and will not be offered or sold to the public in Norway, and no offering or marketing materials relating to the shares may be made available or distributed in any way that would constitute, directly or indirectly, an offer to the public in Norway. This prospectus, is for the recipient only and may not in any way be forwarded to any other person or to the public in Norway.

Oman

The information contained in this prospectus neither constitutes a public offer of securities in the Sultanate of Oman as contemplated by the Commercial Companies Law of Oman (Royal Decree 4/74) or the Capital Market Law of Oman (Royal Decree 80/98), nor does it constitute an offer to sell, or the solicitation of any offer to buy Non-Omani securities in the Sultanate of Oman as contemplated by Article 139 of the Executive Regulations of the Capital Market Law (issued by Decision No.1/2009). Additionally, this prospectus is not intended to lead to the conclusion of a contract for the sale or purchase of securities in Oman.

The recipient of this prospectus in Oman represents that it is a financial institution and is a sophisticated investor (as described in Article 139 of the Executive Regulations of the Capital Market Law) and that its officers/employees have such experience in business and financial matters that they are capable of evaluating the merits and risks of investments.

This prospectus has been sent at the request of the investor in Oman, and by receiving this prospectus, the person or entity to whom it has been issued and sent understands, acknowledges and agrees that this prospectus has not been approved by the CMA or any other regulatory body or authority in Oman, nor has any authorization, license or approval been received from the CMA or any other regulatory authority in Oman, to market, offer, sell, or distribute the shares within Oman.

No marketing, offering, selling or distribution of any financial or investment products or services has been or will be made from within Oman and no subscription to any securities, products or financial services may or will be consummated within Oman. The distributor of the prospectus is neither a company licensed by the CMA to provide investment advisory, brokerage, or portfolio management services in Oman, nor a bank licensed by the Central Bank of Oman to provide investment banking services in Oman. The distributor of the prospectus does not advise persons or entities resident or based in Oman as to the appropriateness of investing in or purchasing or selling securities or other financial products.

Nothing contained in this prospectus is intended to constitute Omani investment, legal, tax, accounting or other professional advice. This prospectus is for your information only, and nothing herein is intended to endorse or recommend a particular course of action. You should consult with an appropriate professional for specific advice on the basis of your situation.

Any recipient of this prospectus and any purchaser of the shares pursuant to this prospectus shall not market, distribute, resell, or offer to resell the shares within Oman without complying with the requirements of applicable Omani law, nor copy or otherwise distribute this prospectus to others.

Panama

TO INVESTORS IN PANAMA:

These securities have not been and will not be registered with the National Securities Commission of Panama under Decree Law N° 1 of July 8, 1999 (the Panamanian Securities Act) and may not be publicly offered or sold within Panama, except in certain limited transactions exempted from the registration requirements of the Panamanian Securities Act. These securities do not benefit from the tax incentives accorded to registered securities by the Panamanian Securities Act and are not subject to regulation or supervision by the National Securities Commission of Panama.

Peru

The public or private offering and placement of the shares of our common stock in the Republic of Peru should comply with the corresponding requirements foreseen in the Securities Market Law (Ley de Mercado de Valores) and in the other applicable regulations. Additional requirements should be complied in cases of private offerings directed to Private Pension Funds.

Poland

This document and any related documents have not been approved in Poland and may not be, by any means or in any manner, distributed or circulated or communicated to, and the securities may not be offered or sold to, any member of the public in Poland other than qualified investors defined in Art. 8 of the Act of 29 July 2005 on Public Offers and the Conditions of Introducing Financial Instruments to an Organized Trading System

and on Public Companies, or investors each of whom acquires securities whose value, as calculated according to their issue or sale price, is not less than €50,000 or the PLN equivalent calculated on the basis of the average euro exchange rate published by the National Bank of Poland on the pricing date.

No permit has been obtained from the Polish Financial Supervisory Commission (the FSC) in relation to the issue of shares of our common stock nor has the issue of shares of our common stock been notified to the FSC in accordance with applicable procedures. Accordingly, shares of our common stock may not be publicly offered Poland, as defined in the Polish Act on Public Offerings and on the Conditions of Introducing Financial Instruments to an Organized Trading System and on Public Companies of 29 July 2005 (as amended) as an offering to sell or purchase of securities, made in any form and by any means, if the offering is directed at 100 or more people or at an unnamed addressee (a Public Offering). Each Investor confirms that it is aware that no such permit has been obtained nor such notification made, and represents that it has not offered, sold or delivered and shall not offer, sell or deliver shares of our common stock in Poland in the manner defined as a Public Offering as part of their initial distribution or otherwise to residents of Poland or in Poland. Each Investor acknowledges that the acquisition and holding of shares of our common stock by residents of Poland may be subject to restrictions imposed by Polish law (including foreign exchange regulations), and that the offers and sales of shares of our common stock to Polish residents or in Poland in secondary trading may also be subject to restrictions.

Portugal

This document does not constitute an offer or an invitation by or on behalf of us to subscribe or purchase any shares of our common stock. It may not be used for or in connection with any offer to, or solicitation by, anyone in any jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such offer or solicitation. The distribution of this presentation/marketing material and the marketing of the shares of our common stock in certain jurisdictions may be restricted by law. Persons into whose possession this presentation/marketing material comes are required to inform themselves about and to observe any such restrictions.

No action has been taken or will be taken by us or the underwriters that would permit a public offering of shares of our common stock or the circulation or distribution of this presentation/marketing material or any material in relation to the company or the shares of our common stock, in any country or jurisdiction where action for that purpose is required.

Prospective investors should understand the risks of investing in the shares of our common stock before they make their investment decision. They should make their own independent decision to invest in the shares of our common stock and as to whether an investment in such shares of our common stock is appropriate or proper for them based upon their own judgment and upon advice from such advisors as they consider necessary.

Qatar

The global initial public offering of shares of our common stock does not constitute a public offer of such shares in the State of Qatar under Law No. 5 of 2002 (the Commercial Companies Law) and/or the Qatar Financial Markets Authority Offering and Listing Rule Book.

The shares of our common stock are only being offered to a limited number of investors who are willing and able to conduct an independent investigation of the risks involved in an investment in such shares of our common stock, or have sufficient knowledge of the risks involved in an investment in such shares of our common stock or are benefiting from preferential terms under a directed share program for directors, officers and employees.

No transaction will be concluded in the jurisdiction of the State of Qatar.

Russia

Not for release, distribution or publication, directly or indirectly, into or in the Russian Federation. Information contained herein is not an offer, or an invitation to make offers, sell, purchase, exchange or transfer any securities in Russia or to or for the benefit of any Russian person or any person in the Russian Federation, and does not constitute an advertisement or offering of any securities in Russia within the meaning of Russian securities laws to any person other than a “qualified investor” (as defined in Russian securities laws). This information must not be passed on to third parties or otherwise be made publicly available in Russia. The shares have not been and will not be registered in Russia or admitted to public placement and/or public circulation in Russia. The shares are not intended for “offering”, “placement” or “circulation” in Russia, except as permitted by Russian law (each as defined in Russian securities laws).

Saudi Arabia

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority.

The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the SFA), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

Slovakia

The shares of our common stock qualify as securities within the meaning of section 2 of the Slovak Securities Act (No. 566/2001 Coll., as amended). This offer of shares of our common stock does not qualify as a public offer of securities within the meaning of section 120 of the Slovak Securities Act nor does it qualify as a public offer within the meaning of section 5(a) of the Slovak Collective Investment Act (No. 594/2003 Coll., as amended). This offer does not constitute a public offer of economic values within the meaning of section 126(1) of the Slovak Securities Act.

This offering document is addressed to the named institutional recipient and its affiliated undertakings under section 120(5)(e) of the Slovak Securities Act only and must not be distributed, directly or indirectly, to any persons in the Slovak Republic other than to: (i) qualified investors as defined in section 120(6) of the Slovak Securities Act; or (ii) other investors in circumstances which do not require the publication by us of a prospectus as set forth in sections 120(3) and 120(5)(e) of the Slovak Securities Act. The named recipient or any other person must not pass it on or make it available to any third party. Accordingly, this offering document has not been nor will be approved by the National Bank of Slovakia nor will any notice, advertisement, poster or other materials relating to the offer of shares of our common stock be filed with the National Bank of Slovakia. Consequently, this offering document or any notice, advertisement, poster or other materials relating to the offer of shares of our common stock must not:

(a) be published in any publication in daily press with a national coverage in the Slovak Republic or sufficient circulation in the European Economic Area member states in which the offer of shares of our common stock is made or where the admission to the regulated market is being sought;

(b) be made available in a printed form free of charge in the premises of the regulated market on which the securities are being admitted for trading or in our seat and in the premises of the financial institutions of any institutions placing or selling the shares of our common stock as well as in the premises of paying agents;

(c) be made available in electronic form on our website or on the website of any placement agent, underwriter or any paying agent or on the website of the regulated where admission to trading is being sought; or

(d) be disseminated in any way, including by any of the following means of communication: as addressed or unaddressed printed matter, electronic message or advertisement received via a mobile telephone or pager, standard letter, press advertising with or without order form, catalogue, telephone with or without human intervention, seminars and presentations, radio, videophone, videotext, electronic mail, fax, television, notice, bill, poster, brochure or web posting including internet banners.

Slovenia

This offering document may only be distributed by the underwriters named herein and is only distributed to a certain limited number of addressees specified in advance by name and certain criteria and is not and may not be distributed to the public in Slovenia. No public offering of the shares of our common stock within the meaning of Section 30 of the Slovenian Market in Financial Instruments Act in connection with Section 36 Para. 1 of the Slovenian Market in Financial Instruments Act is made in Slovenia and nothing shall be construed to constitute such a public offer of the shares of our common stock. The shares of our common stock are not registered or authorized for public distribution in Slovenia. The shares of our common stock are offered by way of private placement in Slovenia to not more than 99 addressees in Slovenia whereby the offeror has selected the addresses by certain criteria and has laid down the identity of the addressees of the offer by name prior the offer was made. The offeror has not offered and will not offer or solicit offers from any other persons in Slovenia to buy the shares of our common stock. The number of addressees who have been offered or who will be offered the shares of our common stock and the composition of the addressees will not and has not changed. This offering document or any other document in connection therewith will not be distributed, disseminated or passed to any third person, nor the offering documents or any other document or parts thereof will be reproduced.

The offering of shares of our common stock may not be advertised in Slovenia. This offering document is distributed under the condition that above obligation are accepted by the recipient and that the recipient undertakes to comply with the above restrictions.

The underwriters have represented that they have not offered or sold and they will not offer or sell, the shares of our common stock to the person in Slovenia except in accordance with an applicable exemption from the prospectus requirement under Section 49, Para. 1, Item (1) and (3) to (5) of the Slovenian Market in Financial Instruments Act as amended nor will they solicit offers from persons in Slovenia to buy shares of our common stock except in accordance with such applicable exemption.

This offering document or any other document in connection therewith must not be distributed, disseminated or passed to any third person, except in accordance with an applicable exemption from the prospectus requirement under the Section 49, Para. 1, Item (1) and (3) to (5) of the Slovenian Market in Financial Instruments Act, nor they will reproduce this offering document or any other parts thereof.

The offering of shares of our common stock will not be advertised in Slovenia except together with a notice referring to an applicable exemptions from the prospectus requirement under the Section 49, Para. 1, Item (1) and (3) to (5) of the Slovenian Market in Financial Instruments Act, nor they will approach to the consumers.

The underwriters have represented that they will comply with all provisions of the Slovenian Market in Financial Instruments Act and other applicable law in connection with and involving the shares of our common stock and endeavor to maintain any exemption from the prospectus requirement for the public of securities contained in the Slovenian Market in Financial Instruments Act.

South Korea

The shares may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in South Korea or to any resident of South Korea except pursuant to the applicable laws and regulations of South Korea, including the Financial Investment Services and Capital Markets Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The shares have not been registered with the Financial Services Commission of South Korea for public offering in South Korea. Furthermore, the shares may not be re-sold to South Korean residents unless the purchaser of the shares complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with their purchase.

Spain

This offer of shares of our common stock has not been and will not be registered with the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores or CNMV) and, therefore, no shares of our common stock may be offered, sold or distributed in any manner, nor may any resale of the shares be carried out in Spain except in circumstances which do not constitute a public offer of securities in Spain or are exempted from the obligation to publish a prospectus, as set forth in Spanish Securities Market Act (Ley 24/1988, de 28 de julio, del Mercado de Valores) and Royal Decree 1310/2005, of 4 November, and other applicable regulations, as amended from time to time, or otherwise without complying with all legal and regulatory requirements in relation thereto. Neither the prospectus nor any offering or advertising materials relating to the shares of our common stock have been or will be registered with the CNMV and therefore they are not intended for the public offer of the shares of our common stock in Spain.

Sweden

THIS OFFERING DOCUMENT IS NOT A PROSPECTUS AND HAS NOT BEEN PREPARED IN ACCORDANCE WITH THE PROSPECTUS REQUIREMENTS LAID DOWN IN THE SWEDISH FINANCIAL INSTRUMENTS TRADING ACT (LAG (1991:980) OM HANDEL MED FINANSIELLA INSTRUMENT) NOR ANY OTHER SWEDISH ENACTMENT. NEITHER THE SWEDISH FINANCIAL SUPERVISORY AUTHORITY NOR ANY OTHER SWEDISH REGULATORY BODY HAS EXAMINED, APPROVED OR REGISTERED THIS OFFERING DOCUMENT.

NO SHARES OF OUR COMMON STOCK WILL BE OFFERED OR SOLD TO ANY INVESTOR IN SWEDEN EXCEPT IN CIRCUMSTANCES THAT WILL NOT RESULT IN A REQUIREMENT TO PREPARE A PROSPECTUS PURSUANT TO THE PROVISIONS OF THE SWEDISH FINANCIAL INSTRUMENTS TRADING ACT.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (SIX) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the company, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the shares.

United Arab Emirates

This prospectus has not been approved or licensed by the Central Bank of the United Arab Emirates (UAE), Securities and Commodities Authority of the UAE and/or any other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai Financial Services Authority (DFSA), a regulatory authority of the Dubai International Financial Centre (DIFC). This prospectus does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No 8 of 1984 (as amended), Market Rules of the DFSA and NASDAQ Dubai Issuers and Securities Rules, accordingly, or otherwise. The shares may not be offered to the public in the UAE and/or any of the free zones.

The shares may be offered and issued only to a limited number of investors in the UAE or any of its free zones who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned. We represent and warrant that the shares of our common stock will not be offered, sold, transferred or delivered to the public in the UAE or any of its free zones.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Venezuela

THE SHARES OF OUR COMMON STOCK OFFERED HEREBY MAY NOT BE OFFERED TO THE PUBLIC IN VENEZUELA AND MAY NOT BE OFFERED OR SOLD IN VENEZUELA IN ANY MANNER THAT MAY BE CONSTRUED AS A PUBLIC OFFERING AS DETERMINED UNDER VENEZUELAN SECURITIES LAWS. THE SHARES OF OUR COMMON STOCK MAY BE SOLD BY MEANS OF A PRIVATE OFFER THROUGH SALES THAT DO NOT CONSTITUTE A PUBLIC OFFERING AS DETERMINED UNDER VENEZUELAN SECURITIES LAWS.

LEGAL MATTERS

Certain legal matters, including the validity of common stock offered hereby and our qualification as a real estate investment trust, will be passed upon for us by Goodwin Procter LLP. Certain legal matters relating to this offering will be passed upon for the underwriters by Latham & Watkins LLP, Los Angeles, California.

EXPERTS

The balance sheet of Archstone Inc. as of July 31, 2012, and the consolidated and combined financial statements and financial statement schedule III of Archstone Inc. Predecessor as of December 31, 2011 and 2010, and for each of the years in the three-year period ended December 31, 2011, have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

We have obtained all of the information, except for data regarding our company, under “Prospectus Summary—Industry and Market Data” and under “Industry and Market Data” and, where indicated, other market data and industry forecasts and projections contained in this prospectus from market research prepared or obtained by RCG, in connection with this offering. Such information is included herein in reliance on RCG’s authority as an expert on such matters.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-11 with the SEC for the shares of common stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make statements in this prospectus as to the contents of our contracts, agreements or other documents, the statements are not necessarily complete and, where that contract, agreement or other document has been filed as an exhibit to the registration statement, each statement in this prospectus is qualified in all respects by the exhibit to which the statement relates. When we complete this offering, we will also be required to file annual, quarterly and current reports, proxy statements and other information with the SEC.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section at the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

INDEX TO FINANCIAL STATEMENTS

Page
Archstone Inc.:
Report of Independent Registered Public Accounting Firm	F-2
Balance Sheet as of July 31, 2012	F-3
Notes to Balance Sheet	F-4
Archstone Inc. Predecessor:
Report of Independent Registered Public Accounting Firm	F-6
Consolidated Balance Sheets as of June 30, 2012 (unaudited), December 31, 2011 and 2010	F-7

Consolidated and Combined Statements of Comprehensive Income (Loss) for:	F-8
• the Period from June 6, 2012 through June 30, 2012 (unaudited),
• the Period from April 1, 2012 through June 5, 2012 (unaudited),
• the Period from January 1, 2012 through June 5, 2012 (unaudited),
• the Three and Six Months Ended June 30, 2011 (unaudited); and
• the Years Ended December 31, 2011, 2010 and 2009

Consolidated and Combined Statements of Redeemable Preferred Interests and Equity (Deficit) for:	F-9
• the Period from June 6, 2012 through June 30, 2012 (unaudited);
• the Period from January 1, 2012 through June 5, 2012 (unaudited); and
• the Years Ended December 31, 2011, 2010 and 2009

Consolidated and Combined Statements of Cash Flows for:	F-10
• the Six Months Ended June 30, 2012 (unaudited);
• the Six Months Ended June 30, 2011 (unaudited); and
• the Years Ended December 31, 2011, 2010 and 2009

Notes to Consolidated and Combined Financial Statements	F-11

Schedule III – Real Estate and Accumulated Depreciation	F-51

Report of Independent Registered Public Accounting Firm

The Stockholder

Archstone Inc.:

We have audited the accompanying balance sheet of Archstone Inc. (the Company) as of July 31, 2012. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit of a balance sheet includes examining, on a test basis, evidence supporting the amounts and disclosures in that balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Archstone Inc. as of July 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Denver, Colorado

August 10, 2012

ARCHSTONE INC.

BALANCE SHEET

(In thousands, except share data)

July 31, 2012
Assets
Cash	$1

Total assets	$1

Liabilities and Stockholder’s Equity
Liabilities	$—
Stockholder’s Equity
Common shares, $0.01 par value; 100,000 shares authorized; 1,000 issued and outstanding	$—
Additional paid-in-capital	1

Total stockholder’s equity	$1

Total liabilities and stockholder’s equity	$1

See accompanying notes to balance sheet.

ARCHSTONE INC.

NOTES TO BALANCE SHEET

JULY 31, 2012

(1)	Organization

Archstone Inc. (the “Company,” “we” or “our”) was organized in the state of Maryland on July 19, 2012. Under the Company’s charter, the Company is authorized to issue 100,000 shares of common stock, $0.01 par value per share. The Company has had no operations since its formation.

The Company was formed to invest in and operate apartments in markets characterized by expensive single family homes, high barriers-to-entry, high household income levels, and a strong, diversified economic base with significant growth potential. The Company intends to elect to be taxed and to operate in a manner that will allow it to qualify as a real estate investment trust, or REIT, for U.S. federal income tax purposes commencing with its taxable year ending December 31, 2012. In order to maintain its qualification as a REIT, the Company plans to distribute at least 90% of its taxable income in the form of qualifying distributions to its stockholders.

(2)	Formation of the Company and Offering Transaction

The Company has not commenced operations, nor has the Company entered into any contracts to acquire communities. The Company intends to file a Registration Statement on Form S-11 with the Securities and Exchange Commission with respect to an initial public offering of common shares. Upon completion of this offering and the formation transactions, substantially all of our business will be conducted through our operating partnership, Archstone Operating Partnership LP, a Delaware limited partnership (“Operating Partnership”), either directly or through its subsidiaries. We will be the sole general partner of the Operating Partnership. In connection with the formation transactions, we will enter into the partnership agreement and prior investors in our portfolio who elect to receive common units in the formation transactions will be admitted as limited partners of the Operating Partnership.

We intend to engage in a series of transactions through which substantially all of the assets of our predecessor will be contributed to the Operating Partnership, and we will acquire common units in the Operating Partnership. Additionally, we will contribute the net proceeds from this offering to the Operating Partnership in exchange for additional common units in the Operating Partnership. The Operating Partnership will own the various properties in our predecessor’s portfolio directly or indirectly, and in some cases through special purpose entities that were created in connection with various financings.

Organization costs associated with the formation of the Company were not material. Expenses associated with the initial public offering of common shares will be offset directly against additional paid in capital upon completion of the offering.

(3)	Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The accompanying balance sheet is presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and includes the accounts of the Company. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and the related notes. There were no estimates included in balance sheet as of July 31, 2012.

Income Taxes

As a REIT, the Company will be permitted to deduct distributions paid to stockholders, eliminating the federal taxation of income represented by such distributions at the Company level, provided certain requirements are met. REITs are subject to a number of organizational and operational requirements. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate tax rates.

Offering Costs

Offering costs will be deducted from equity upon completion of the offering.

Subsequent Events

The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the balance sheet through August 10, 2012 and noted no additional items requiring adjustments to the balance sheet or additional disclosure.

Report of Independent Registered Public Accounting Firm

The Partners

Archstone Inc. Predecessor:

We have audited the accompanying consolidated balance sheets of Archstone Inc. Predecessor and its subsidiaries and affiliates (the Company) as of December 31, 2011 and 2010, and the related consolidated and combined statements of comprehensive income (loss), redeemable preferred interests, equity (deficit) and accumulated other comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2011. In connection with our audits of the consolidated and combined financial statements, we have also audited financial statement schedule III. These consolidated and combined financial statements and financial statement schedule III are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated and combined financial statements and financial statement schedule III based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated and combined financial statements referred to above present fairly, in all material respects, the financial position of Archstone Inc. Predecessor and its subsidiaries and affiliates as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule III, when considered in relation to the basic consolidated and combined financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Denver, Colorado

March 30, 2012, except as to Note 3, which is as of September 21, 2012

ARCHSTONE INC. PREDECESSOR

Consolidated Balance Sheets

(In thousands, except unit data)

	June 30, 2012	December 31, 2011	December 31, 2010
	(unaudited)
Assets
Investments in real estate:
Real estate	$15,011,060	$14,699,469	$14,948,317
Real estate – held for sale	153,158	145,133	143,624
Real estate related intangible lease assets	603,231	358,767	358,072
Less accumulated depreciation and amortization	(72,465)	(1,511,591)	(1,180,801)

Total net investments in real estate	15,694,984	13,691,778	14,269,212
Investments in and advances to unconsolidated entities	431,282	288,401	314,829

Net real estate investments	16,126,266	13,980,179	14,584,041
Cash and cash equivalents	93,913	123,332	107,193
Restricted cash	54,634	54,878	257,517
Due from affiliates	3,181	3,516	2,041
Deferred financing costs, net	—	61,478	85,365
Other assets	194,875	152,158	142,161

Total assets	$16,472,869	$14,375,541	$15,178,318

Liabilities, Redeemable Preferred Interests and Equity
Liabilities:
Property mortgage and construction loans	$9,501,788	$9,262,308	$9,601,204
Property mortgages payable – held for sale	85,965	86,490	93,642
Related party debt:
Development loan	—	—	202,014
Term loans	—	—	15,093
Revolving credit facility	53,629	18,000	243,312

Total related party debt	53,629	18,000	460,419
Accounts payable	38,778	37,928	20,445
Derivative liabilities	66,300	69,137	80,860
Real estate related intangible lease liabilities, net	40,988	46,972	29,383
Accrued expenses and other liabilities	178,672	186,989	155,987

Total liabilities	9,966,120	9,707,824	10,441,940

Series A through G preferred partners’ interests	6,092,529	5,912,122	5,576,453
Redeemable noncontrolling preferred interests:
Series O preferred units (3,072,543; 3,359,167; and 3,612,091 units outstanding at June 30, 2012, December 31, 2011 and 2010, respectively)	256,780	272,284	275,977

Total redeemable preferred interests	6,349,309	6,184,406	5,852,430

Equity (deficit):
Partners’ capital (deficit)	75,954	(1,536,933)	(1,143,256)
Accumulated other comprehensive income (loss)	493	(42,255)	(23,056)

Total Archstone equity (deficit)	76,447	(1,579,188)	(1,166,312)
Noncontrolling interests - perpetual and other preferred equity (1,501 units outstanding at June 30, 2012, December 31, 2011 and 2010; Liquidation value $68,819, $66,876 and $62,958 at June 30, 2012, December 31, 2011 and 2010, respectively)	68,561	50,260	50,260
Noncontrolling interests - consolidated real estate joint ventures	12,432	12,239	—

Total equity (deficit)	157,440	(1,516,689)	(1,116,052)

Total liabilities, redeemable preferred interests and equity (deficit)	$16,472,869	$14,375,541	$15,178,318

See accompanying notes to consolidated and combined financial statements.

ARCHSTONE INC. PREDECESSOR

Consolidated and Combined Statements of Comprehensive Income (Loss)

(In thousands)

	Period June 6, 2012 through June 30, 2012	Period from April 1, 2012 through June 5, 2012	Three Months Ended June 30, 2011	Period from January 1, 2012 through June 5, 2012	Six Months Ended June 30, 2011	Year Ended December 31,
						2011	2010	Combined 2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Rental revenues	$76,807	$196,474	$250,381	$464,240	$498,756	$1,024,532	$962,152	$945,544
Management and other fees - U.S.	1,018	2,607	2,707	6,482	5,429	11,618	10,994	11,892
Management and other fees - German	875	2,275	5,351	7,173	9,552	19,602	20,402	15,389
Interest and other income	69	3,496	11,465	4,250	12,670	39,258	27,060	11,889

	78,769	204,852	269,904	482,145	526,407	1,095,010	1,020,608	984,714

Expenses:
Rental expenses	17,523	43,878	59,196	105,234	119,451	245,731	234,860	231,579
Real estate taxes	8,035	21,346	27,005	50,989	54,258	105,865	108,899	105,189
Depreciation and amortization of real estate investments	70,593	70,953	96,879	168,804	189,421	383,612	378,507	369,923
Interest expense:
Interest expense - third party	21,555	78,300	100,552	186,435	200,810	411,460	406,213	409,998
Interest expense - related party	228	1,196	6,216	2,641	11,424	17,038	212,020	251,650
Capitalized interest	(1,700)	(4,285)	(1,959)	(10,252)	(3,321)	(15,496)	(1,567)	(14,452)

Net interest expense	20,083	75,211	104,809	178,824	208,913	413,002	616,666	647,196
Management and other fee - related expenses - U.S.	1,097	1,651	1,597	3,989	3,486	7,023	7,249	7,852
Management and other fee - related expenses - German	1,013	3,233	4,591	6,353	10,073	21,100	15,299	16,691
General and administrative expenses	5,151	11,643	15,795	27,057	31,618	66,322	73,202	66,650
Impairments on real estate investments	—	—	—	—	—	—	285,717	89,993
Impairment on mezzanine notes receivable	—	—	—	—	—	—	5,544	26,108
Other expenses	11,093	(3,408)	24,434	22,950	49,311	114,663	50,470	56,891

	134,588	224,507	334,306	564,200	666,531	1,357,318	1,776,413	1,618,072

Loss from operations	(55,819)	(19,655)	(64,402)	(82,055)	(140,124)	(262,308)	(755,805)	(633,358)
Income (loss) from unconsolidated entities	(1,671)	2,477	28,977	23,706	32,342	57,634	10,287	(15,415)
Gain on step-acquisition of a previously unconsolidated entity	—	—	—	—	—	72,705	—	—
Gain from disposition of real estate investments sold to an unconsolidated entity, net	—	—	—	—	—	21,770	—	—
Impairment on investments in unconsolidated entities	—	—	—	—	—	—	—	(96,347)
Gains (losses) on interest rate derivatives	400	(8,422)	(16,368)	(10,153)	(1,670)	(20,488)	(38,759)	(95,607)
Other non-operating income (loss)	628	2	(336)	(702)	(1,105)	349	2,262	(485)

Net loss from continuing operations	(56,462)	(25,598)	(52,129)	(69,204)	(110,557)	(130,338)	(782,015)	(841,212)
Net income (loss) from discontinued operations	(49)	(627)	(5,978)	(632)	(12,825)	89,109	(126,953)	(77,011)

Net loss	$(56,511)	$(26,225)	$(58,107)	$(69,836)	$(123,382)	$(41,229)	$(908,968)	$(918,223)

Net (gain) loss attributable to noncontrolling interests in consolidated real estate joint ventures	(105)	59	—	121	—	77	—	—
Preferred return and accumulated distributions	(25,917)	(68,665)	(87,005)	(162,454)	(171,896)	(352,467)	(47,374)	(20,234)

Net loss attributable to partners’ capital / common equity	$(82,533)	$(94,831)	$(145,112)	$(232,169)	$(295,278)	$(393,619)	$(956,342)	$(938,457)

Comprehensive Income (Loss):
Net loss	$(56,511)	$(26,225)	$(58,107)	$(69,836)	$(123,382)	$(41,229)	$(908,968)	$(918,223)
Other comprehensive income (loss):
Change in fair value of cash flow hedges	493	(658)	(11,257)	(1,159)	(10,308)	(19,961)	(505)	273
Fair value changes of cash flow hedges reclassified into earnings from other comprehensive loss	—	—	—	—	—	3,400	—	—
Foreign currency exchange translation	—	(1,718)	2,639	2,002	9,967	(2,638)	(10,442)	1,905

Other comprehensive income (loss)	493	(2,376)	(8,618)	843	$(341)	(19,199)	(10,947)	$2,178

Comprehensive loss	$(56,018)	$(28,601)	$(66,725)	$(68,993)	$(123,723)	$(60,428)	$(919,915)	$(916,045)

See accompanying notes to consolidated and combined financial statements.

ARCHSTONE INC. PREDECESSOR

Consolidated and Combined Statements of Redeemable Preferred Interests and Equity (Deficit)

(In thousands)

	Redeemable Preferred Interests		Equity (Deficit
	Series A through G Preferred Partners’ Interests	Series O Noncontrolling Preferred Units	Partners’ Capital (Deficit)	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Archstone Equity (Deficit)	Noncontrolling Interests - Perpetual and Other Preferred Equity	Noncontrolling Interests - Consolidated Real Estate Joint Ventures	Total Equity (Deficit)
Balance January 1, 2009	$—	$251,223	$—	$(14,287)	$(4,124,071)	$748,911	$50,260	$—	799,171

						—
Net loss	—	—	—	—	(918,223)	(918,223)	—	—	(918,223)
Change in fair value of cash flow hedges	—	—	—	273	—	273	—	—	273
Foreign currency exchange translation	—	—	—	1,905	—	1,905	—	—	1,905
Redemptions	—	(11,043)	—	—	—	—	—	—	—
Preferred return and accumulated distributions	—	20,234	—	—	(20,234)	(20,234)	—	—	(20,234)
Unit award compensation expense	—	—	—	—	—	5,280	—	—	5,280

Balance December 31, 2009	$—	$260,414	$—	$(12,109)	$(5,062,528)	$(182,088)	$50,260	$—	(131,828)

Net loss	—	—	—	—	(908,968)	(908,968)	—	—	(908,968)
Change in fair value of cash flow hedges	—	—	—	(505)	—	(505)	—	—	(505)
Foreign currency exchange translation	—	—	—	(10,442)	—	(10,442)	—	—	(10,442)
Issuance of Sponsors’ Preferred Partners’ Interests in exchange for debt and related issuance costs	5,549,693	—	(27,986)	—	—	(27,986)	—	—	(27,986)
Redemptions	—	(5,051)	—	—	—	—	—	—	—
Unit award compensation expense	—	—	—	—	—	11,051	—	—	11,051
Reclassify equity (deficit) to partners’ capital	—	—	(1,067,896)	—	5,971,496	—	—	—	—
Preferred return and accumulated distributions	26,760	20,614	(47,374)	—	—	(47,374)	—	—	(47,374)

Balance at December 31, 2010	$5,576,453	$275,977	$(1,143,256)	$(23,056)	$—	$(1,166,312)	$50,260	$—	(1,116,052)

Net loss	—	—	(41,152)	—	—	(41,152)	—	(77)	(41,229)
Change in fair value of cash flow hedges	—	—	—	(16,561)	—	(16,561)	—	—	(16,561)
Foreign currency exchange translation	—	—	—	(2,638)	—	(2,638)	—	—	(2,638)
Contributions from noncontrolling interests	—	—	—	—	—	—	—	12,316	12,316
Distributions	—	—	(58)	—	—	(58)	—	—	(58)
Redemptions	—	(20,491)	—	—	—	—	—	—	—
Preferred return and accumulated distributions	335,669	16,798	(352,467)	—	—	(352,467)	—	—	(352,467)

Balance at December 31, 2011	$5,912,122	$272,284	$(1,536,933)	$(42,255)	$—	$(1,579,188)	$50,260	$12,239	$(1,516,689)

Net loss	—	—	(69,715)	—	—	(69,715)	—	(121)	(69,836)
Change in fair value of cash flow hedges	—	—	—	(1,159)	—	(1,159)	—	—	(1,159)
Foreign currency exchange translation	—	—	—	2,002	—	2,002	—	—	2,002
Contributions from noncontrolling interests	—	—	—	—	—	—	—	504	504
Redemptions	—	(22,608)	—	—	—	—	—	—	—
Preferred return and accumulated distributions	155,555	6,899	(162,454)	—	—	(162,454)	—	—	(162,454)

Balance at June 5, 2012 (unaudited)	$6,067,677	$256,575	$(1,769,102)	$(41,412)	$—	$(1,810,514)	$50,260	$12,622	$(1,747,632)

Revaluation adjustments due to push-down accounting (unaudited) (Note 1)	—	—	1,927,839	41,412	—	1,969,251	18,301	—	1,987,552
Net income (loss)	—	—	(56,616)	—	—	(56,616)	—	105	(56,511)
Change in fair value of cash flow hedges	—	—	—	493	—	493	—	—	493
Distributions	—	—	(250)	—	—	(250)	—	(295)	(545)
Redemptions	—	(860)	—	—	—	—	—	—	—
Preferred return and accumulated distributions	24,852	1,065	(25,917)	—	—	(25,917)	—	—	(25,917)

Balance at June 30, 2012 (unaudited)	$6,092,529	$256,780	$75,954	$493	$—	$76,447	$68,561	$12,432	$157,440

See accompanying notes to consolidated and combined financial statements.

ARCHSTONE INC. PREDECESSOR

Consolidated and Combined Statements of Cash Flows

(In thousands)

	Six Months Ended June 30, 2012	Six Months Ended June 30, 2011	Years Ended December 31,
			2011	2010	Combined 2009
	(unaudited)	(unaudited)
Operating activities:
Net loss	$(126,347)	$(123,382)	$(41,229)	$(908,968)	$(918,223)
Adjustments to reconcile net loss to net cash flow provided by (used in) operating activities:
Depreciation and amortization	247,397	208,983	415,740	434,222	437,093
Amortization of deferred financing costs	9,376	12,502	23,883	38,210	54,217
Amortization of the debt fair market value adjustment	(6,963)	—	—	—	—
Payment-in-kind interest expense	3,778	4,138	8,060	188,936	138,652
Equity award compensation expense	—	—	—	11,051	5,280
(Gains) loss on dispositions of depreciated real estate and land	(282)	594	(137,046)	(83,239)	(8,591)
Gain on step-acquisition of a previously unconsolidated entity	—	—	(72,705)	—	—
Foreign currency (gain) loss on foreign investment	(107)	(1,105)	348	(2,262)	485
Equity in (gain) loss from unconsolidated entities	(458)	(1,404)	7,295	5,894	6,935
Return on investment in unconsolidated entities	471	5,193	6,574	10,019	665
Realized and unrealized gain on interest rate derivatives	2,066	(9,242)	(2,527)	(127,608)	(86,691)
Write off of damaged assets	—	8,763	8,763	—	—
Impairment on real estate and investments in unconsolidated entities	—	—	10,919	457,132	228,844
Impairment on mezzanine notes receivable and intangible assets	—	—	—	10,244	26,108
Change in other assets	(63,666)	(22,249)	(30,110)	43,917	26,382
Change in accounts payable	(5,424)	(2,262)	2,736	(16,851)	(22,350)
Change in accrued expenses and other liabilities	(1,360)	37,500	27,124	(62,997)	(111,646)

Net cash flow provided by (used in) operating activities	58,481	118,029	227,825	(2,300)	(222,840)

Investing activities:
Real estate investments	(133,652)	(298,598)	(576,666)	(91,376)	(153,064)
Return of investment in unconsolidated entities	10,923	62,444	91,562	65,395	119,497
Change in investments in unconsolidated entities, net	(58,846)	(3,556)	(61,101)	(7,247)	(27,470)
Proceeds from dispositions	275,333	47,637	1,215,995	355,680	58,229
Change in restricted cash	—	—	—	(166,984)	(37,562)
Other, net	—	—	1,912	47	9,431

Net cash flow provided by (used in) investing activities	93,758	(192,073)	671,702	155,515	(30,939)

Financing activities:
Proceeds from 2010 Facility	243,000	275,000	621,058	35,000	—
Payments on 2010 Facility	(207,371)	(283,714)	(846,370)	—	—
Proceeds from term and development loans	—	—	—	—	89,500
Payments on term and development loans	—	—	(221,597)	(23,379)	(48,603)
Property mortgages payable principal payments	(268,318)	(110,889)	(893,113)	(188,859)	(31,556)
Proceeds from mortgage notes payable	80,597	192,691	275,792	71,430	187,495
Change in restricted cash	(1,462)	8,652	207,107	14,702	52,068
Purchase of interest rate caps	—	(11,911)	(12,491)	(22,689)	(9,255)
Cash paid for financing costs	(1,163)	(1,004)	—	(9,559)	(9,375)
Redemptions of Series O preferred units	(26,900)	—	(16,118)	(5,051)	(11,043)
Other, net	(41)	1,736	2,344	(4,030)	—

Net cash flow provided by (used in) financing activities	(181,658)	70,561	(883,388)	(132,435)	219,231

Net change in cash and cash equivalents	(29,419)	(3,483)	16,139	20,780	(34,548)
Cash and cash equivalents at beginning of period	123,332	107,193	107,193	86,413	120,961

Cash and cash equivalents at end of period	$93,913	$103,710	$123,332	$107,193	$86,413

The Consolidated and Combined Statements of Cash Flows combine cash flows from discontinued operations with cash flows from continuing operations. See Note 9 for supplemental information on non-cash investing and financing activities.

See accompanying notes to consolidated and combined financial statements

ARCHSTONE INC. PREDECESSOR

Notes to Consolidated and Combined Financial Statements

(1) Description of Business and Summary of Significant Accounting Policies

Archstone Inc. Predecessor Business and Basis of Presentation

Archstone Inc. Predecessor (individually and/or collectively with its subsidiaries, as the context requires, is hereafter referred to as the “Company,” “Archstone”, “we,” or “us”) is a fully integrated and self-managed real estate company focused primarily on the acquisition, development, redevelopment, operation and management of apartment communities in selected markets in the United States. These markets are each generally characterized by expensive single family homes, high barriers-to-entry, limited new supply of multifamily housing and a strong, diversified economic base with significant growth potential.

Archstone Inc. Predecessor has consisted of various legal entities since its formation and is the parent level entity that directly or indirectly owns all of the subsidiaries involved in conducting our business activities. It is the privately owned successor to Archstone-Smith Operating Trust, the company which held all of our asset portfolio, and Archstone-Smith Trust, its trustee, which was a publicly registered company until the privatization on October 5, 2007. Archstone Inc., which was formed on July 19, 2012, is expected to be the parent of an existing limited liability company that will be converted into our operating partnership. Archstone Inc. intends to file a registration statement on Form S-11 with the Securities and Exchange Commission in connection with a public offering (unaudited).

2012 Change of Control (unaudited)

Through June 5, 2012, we were controlled by an entity that was controlled by affiliates of Lehman Brothers Holdings Inc. (“Lehman”), Bank of America, N.A. (“BofA”) and Barclays Capital Real Estate, Inc. (“Barclays”) who are collectively referred to as the “Sponsors”. On June 6, 2012, Lehman purchased the remaining approximately 26.5% economic interest from BofA and Barclays that it did not already own, which gave Lehman control of the Company (unaudited) (this transaction is referred to hereafter as the “Lehman Transaction”).

The Lehman Transaction met the criteria to be accounted for as a purchase in accordance with Accounting Standards Codification (“ASC”) 805 Business Combinations (“ASC 805”), which resulted in Lehman’s estimated fair market value of our assets and liabilities being “pushed-down” to the Company’s consolidated financial statements in accordance with SEC Staff Accounting Bulletin Topic 5J (“New Basis of Accounting Required in Certain Circumstances”). When using the push-down basis of accounting, the acquired company’s separate financial statements reflect the new accounting basis recorded by the acquiring company. Accordingly, Lehman’s purchase accounting adjustments in conformity with accounting principles generally accepted in the United States of America (“GAAP”) have been reflected in the Company’s financial statements for the period commencing on June 6, 2012. The new basis of accounting reflects the estimated fair value of the Company’s assets and liabilities as of the date of the Lehman Transaction.

Although the Company continued as the same legal entity after the Lehman Transaction, the application of push-down accounting results in a new basis of accounting. As such, the Company financial information as of and for the periods prior to June 6, 2012 is presented separately from the information as of or for the periods ended after June 6, 2012, unless indicated otherwise.

ARCHSTONE INC. PREDECESSOR

Notes to Consolidated and Combined Financial Statements

The following table shows the estimated fair value of our assets and liabilities on the date of the Lehman Transaction (in thousands):

Fair Value as of June 6, 2012
Assets:
Real estate	$15,246,221
Real estate related intangible lease assets	605,976
Investments in and advances to unconsolidated entities	430,368
Other assets	429,057

Total assets acquired	$16,711,622

Liabilities:
Property mortgage and constructions loans	9,649,715
Revolving credit facility	55,629
Other liabilities	376,996
Derivative liabilities	65,110

Total liabilities assumed	$10,147,450

Less: noncontrolling interests	337,758

Fair value of net assets acquired	$6,226,414

Prior to January 20, 2012 Lehman owned approximately 47% of our equity interests and the remaining approximately 53% were owned by BofA and Barclays. Lehman purchased approximately 26.5% of our equity from BofA and Barclays on January 20, 2012 for $1.33 billion and the remaining approximately 26.5% on June 6, 2012 for $1.65 billion. The implied purchase price based on the cash paid by Lehman is $5.62 billion. After the January 20, 2012 acquisition, BofA and Barclays continued to have substantive participating rights which effectively gave them veto powers over significant activities and therefore Lehman did not gain control until the second acquisition on June 6, 2012. The cash purchase price paid for the second acquisition was determined by representatives of Lehman to be most indicative of the fair value of the Company’s net assets of $6.23 billion. The difference between the implied cash purchase price from the two transactions and the estimated fair value of the Company’s assets and liabilities and the increase related to the revaluation of Lehman’s prior equity interests to estimated fair value are recorded as an increase in equity.

The allocation of purchase price requires a significant amount of judgment and was based on our valuation, estimates and assumptions regarding the acquisition date fair value of the tangible and intangible assets and liabilities acquired using both Level 2 and 3 inputs (see Note 7), as summarized below. Our valuations were based, in part, on a valuation prepared by an independent appraisal firm, excluding assets and liabilities comprising our working capital which were valued at historical cost due to the short term nature of the related balances. Although these allocations are substantially complete, they are subject to change as we obtain more complete information regarding the land, building, real estate related intangible lease fair values and debt obligations.

Following is an overview of our valuation approach for each major area.

Investments in Real Estate. We estimated the fair value generally by applying an income approach methodology. Key assumptions included estimated income streams and market capitalization rates. Our estimated values were determined based on recent appraisals, transactions or other market data. If we expected to sell the property in the

ARCHSTONE INC. PREDECESSOR

Notes to Consolidated and Combined Financial Statements

near term, the fair value of the real estate was generally based on a combination of broker opinions of value, comparable transaction analysis, letters of intent, or purchase and sale agreements.

Investments In and Advances to Unconsolidated Entities. We estimated the fair value of investments in and advances to unconsolidated entities by using similar valuation methods as those used for consolidated real estate properties and debt. We multiplied the fair value of the investee by our economic ownership percentage in the investee to estimate the fair value of our investment.

Intangible Assets. The fair value of in place leases was calculated based upon our estimate of the present value of the difference between a stabilized income stream and the income stream of a new development from the commencement of leasing to the point it reached stabilization. An asset or liability was recognized for acquired leases, including ground leases where we are the lessee, with favorable or unfavorable rents based on our estimate of current market rents in each of the applicable markets. The fair value of existing investment management agreements was calculated by discounting future expected cash flows under these agreements. The value of our below market revenue management license was based upon an analysis of the discounted difference between a market rate license and the amount we pay. The value of our Archstone trademark was based on the marketing, branding and legal costs we incurred in developing the brand.

Debt and Interest Rate Derivatives. The fair value of debt was estimated based on contractual future cash flows discounted using borrowing spreads and market interest rates that would be available to us for the issuance of debt with similar terms and remaining maturities. Similar techniques were used to value interest rate derivatives.

Noncontrolling Interest. We estimated the portion of the fair value of the net assets owned by third parties based on their economic share of the estimated fair value of the applicable real estate properties and debt.

Preferred Interests. Preferred interests were valued at their estimated liquidation value including unpaid accumulated and undeclared distributions.

During 2012 we incurred closing costs of approximately $6.1 million related to the Lehman Transaction and the prior acquisition of another 26.5% economic interest from BofA and Barclays on January 20, 2012 which are included in other expenses on the combined and consolidated statement of comprehensive income (loss).

Consolidated and Combined Subsidiaries

Subsequent to the 2010 Financial Restructuring (defined below), Archstone Inc. Predecessor consisted of the consolidated financial statements of Archstone Enterprise LP, a Delaware limited partnership. In connection with the 2010 Financial Restructuring, the Company structure was reorganized so that effective December 1, 2010, Archstone Enterprise LP owned Archstone Multifamily Guarantor LP, Archstone Multifamily Parallel Guarantor LLC (inactive), Archstone Multifamily Parallel Guarantor I LLC, and Archstone Multifamily Parallel Guarantor II LLC (collectively referred to hereafter as the “Archstone Guarantors”), Archstone Multifamily CM LLC, and Archstone STEG Guarantor LLC. Prior to the 2010 Financial Restructuring, these entities were under common control and were presented on a combined basis since each entity was controlled and governed by an entity owned and controlled by affiliates of the Sponsors. The Archstone Guarantors, on a collective basis, hold an investment in the following entities: Archstone (the “Operating Trust”), Archstone Property Holdings LLC, Archstone Multifamily Series I Trust (“Series I Trust”), Archstone Multifamily Series II LLC, Archstone Multifamily Series III LLC, Archstone Multifamily Series IV LLC, Archstone Multifamily Holdings I (Borrower-A) LP (“Development Borrower”), Archstone Multifamily Holdings I (Parent Borrower-B) LP (“Borrower-B”), Archstone Multifamily Holdings I LP, Archstone Multifamily Holdings II LP and various other

ARCHSTONE INC. PREDECESSOR

Notes to Consolidated and Combined Financial Statements

entities included in the family of Archstone enterprise companies. Subsequent to the 2010 Financial Restructuring, these entities are subsidiaries of Archstone Enterprise LP and the financial statements are presented on a consolidated basis.

The accounts of Archstone Inc. Predecessor and its subsidiaries have been consolidated and combined in the accompanying consolidated and combined financial statements. All significant intercompany accounts and transactions have been eliminated. We use the equity method to account for investments that are variable interest entities where we are not the primary beneficiary and for entities that we do not control, or where we do not own a majority of the economic interest, but have the ability to exercise significant influence over the operating and financial policies of the investee. We also use the equity method when we function as the managing member and our partner has substantive participating rights or we can be replaced by a partner without cause if we are the managing member. For an investee accounted for under the equity method, our share of net earnings or losses of the investee is reflected in income as earned and distributions from the investee are credited against the investment as received. Entities in which we hold the managing member or general partner interest, and the other members or partners do not have substantive participating rights, are consolidated.

2010 Financial Restructuring

On December 1, 2010, the Company and the Sponsors completed a comprehensive restructuring that included: (i) the contribution of approximately $5.5 billion (including accrued interest) of our debt held by the Sponsors in exchange for classes of new equity interests in Archstone Enterprise LP entitled to a preferred return, (ii) the conversion of the existing Priority Delayed Draw (defined in Note 5) term loans and outstanding letters of credit to a new credit facility in the amount of approximately $595 million with an extended maturity date (“2010 Facility”), and (iii) the extension of the maturity date of the Development Loan of $202 million (collectively referred to as the “2010 Financial Restructuring”). The 2010 Facility was replaced on August 23, 2012 with a new third party credit facility (unaudited). See Note 5 for further details of the “2012 Credit Facility”.

The 2010 Financial Restructuring was accounted for as a restructuring of entities under common control and capital transactions between related parties since we were controlled by the same Sponsors before and after the transaction. As a result, the equity transaction was recorded at carrying amounts so there were no gains or losses recognized in connection with the 2010 Financial Restructuring. The deferred financing costs of $24.0 million related to the contributed debt were recorded as a reduction to equity.

In connection with the 2010 Financial Restructuring, the Company also amended loans with unaffiliated first mortgage lenders to provide for extensions of certain maturity dates (see Note 5).

Interim Financial Reporting

The accompanying consolidated and combined financial statements for all interim periods presented are unaudited.

Aside from the effects of the push-down accounting related to the Lehman Transaction discussed above, the unaudited interim consolidated and combined financial statements have been prepared on the same basis as the annual consolidated and combined financial statements, and in the opinion of management contain all adjustments (consisting only of normal and recurring adjustments) necessary for a fair presentation of our financial statements for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of the results to be expected for the entire year.

ARCHSTONE INC. PREDECESSOR

Notes to Consolidated and Combined Financial Statements

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect amounts reported in the financial statements and the related notes. Actual results could differ from management’s estimates. Estimates and assumptions are reviewed periodically and the effect of revisions is reflected in the period they are determined to be necessary. Our most significant estimates include impairments on real estate and joint ventures, real estate depreciation, discontinued operations and accruals for loss contingencies.

Discontinued Operations

For properties accounted for under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 205-20, Discontinued Operations, the results of operations for properties sold during the period or classified as held for sale at the end of the current period are required to be classified as discontinued operations in the current and prior periods. The property-specific components of net earnings that are classified as discontinued operations include rental revenue, rental expense, real estate tax, depreciation expense and an allocation of interest expense. The net gain or loss and the related internal disposition costs on the eventual disposal of the held for sale properties are also classified as discontinued operations. Properties sold by our unconsolidated entities are not included in discontinued operations and related gains or losses are reported as a component of income (loss) from unconsolidated entities. If the property is sold to a joint venture in which we retain an interest and therefore have significant continuing involvement, such as a general partner role, the property will not be accounted for as a discontinued operation due to our significant ongoing interest in the operations.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits with financial institutions and short-term, highly liquid investments. We consider all highly liquid instruments with maturities of three months or less when purchased to be cash equivalents.

Restricted Cash

Restricted cash consists of funds that are contractually restricted from general use. As of June 30, 2012 (unaudited) and December 31, 2011, the restricted cash balance of $54.6 million and $54.9 million, respectively, primarily consisted of security deposits, capital improvement reserves and principal reserve funds. As of December 31, 2010, the balance in restricted cash accounts was $257.5 million, which included $180.4 million held as collateral securing the Development Loan (defined in Note 5). The restricted cash related to the Development Loan was released and the Development Loan was paid in full on September 22, 2011.

Investments in Real Estate

Real estate, other than properties held for sale, is carried at depreciated cost. Long-lived assets designated as being held for sale are reported at the lower of their carrying amount or estimated fair value less cost to sell, and thereafter are no longer depreciated. Acquisition costs associated with development efforts are recorded in other assets and unsuccessful acquisition efforts are expensed at the time the pursuit is abandoned. Transaction costs associated with the purchase of operating properties are expensed as incurred.

We allocate the cost of newly acquired properties between net tangible and identifiable intangible assets. When allocating cost to an acquired property, we first allocate costs to the estimated intangible value of the existing

ARCHSTONE INC. PREDECESSOR

Notes to Consolidated and Combined Financial Statements

lease agreements and then to the estimated value of the land, building and fixtures assuming the property is vacant. The value assigned to the existing lease agreements is amortized over the remaining lease term and included in depreciation and amortization of real estate investments in our statements of comprehensive income (loss). We also estimate the amount by which the in-place leases are above or below market. The resulting intangible values are amortized into rental revenues over the remaining lease term including renewal periods for below market leases. We are the lessee under ten net ground leases for certain apartment communities and buildings and have also estimated the amount by which these ground leases were above or below market. The resulting intangible values are amortized into other expenses over the remaining terms of the ground leases. We depreciate the amounts allocated to depreciable tangible assets such as buildings and fixtures over the shorter of the expected useful life of the asset or, if we do not own the underlying land, the remaining term of the ground lease, including estimated lease renewals.

In accordance with FASB ASC 360, Property, Plant, and Equipment, long-lived assets intended to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We periodically evaluate our real estate portfolio for impairment indicators. If we determine there is an indication of impairment for assets intended to be held and used, we perform impairment analyses. If an asset’s projected undiscounted cash flows are less than the asset’s net book value, we mark the asset down to its estimated current fair value.

When an operating asset is placed under contract to sell, we reclassify it to held for sale as this is the point in time that we believe the requirements for held for sale classification are met. Held for sale assets are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The corresponding liabilities classified as held for sale are presented separately in the appropriate liability section of the balance sheet. Additionally, all corresponding operating activity is classified as discontinued operations in the statements of operations for all comparative periods presented. If an asset is included as held for sale and the sale is not consummated and we do not continue to market the asset, we will reinstate the depreciation and reclassify the asset from held for sale to our regular operating portfolio.

We have an investment team that is responsible for development and redevelopment of apartment communities. Consistent with GAAP, all direct and certain indirect costs, including interest and real estate taxes, incurred during development and redevelopment activities are capitalized as part of the real estate basis of an asset. These amounts are capitalized and depreciated over estimated useful lives determined by management. Interest is capitalized on real estate assets that require a period of time to get them ready for their intended use. The amount of interest capitalized is based upon the average amount of accumulated development expenditures or redevelopment during the reporting period and the cost of related borrowings. Included in capitalized costs are management’s estimates of the direct and incremental personnel costs and indirect project costs associated with our development and redevelopment activities. Indirect project costs consist primarily of personnel costs associated with construction administration, development accounting, legal fees, and various office costs that clearly relate to projects under development. Capitalized personnel costs were $1.6 million, $3.8 million and $8.9 million for the periods from June 6, 2012 through June 30, 2012 , April 1, 2012 through June 5, 2012 and January 1, 2012 through June 5, 2012, respectively (unaudited), and $3.9 million and $8.0 million for the three and six months ended June 30, 2011 (unaudited), respectively, and $14.9 million, $12.5 million and $15.1 million for the years ended December 31, 2011, 2010 and 2009, respectively.

As part of our operating strategy, we periodically evaluate each community’s physical condition relative to established business objectives and the community’s competitive position in its submarket. In conducting these evaluations, we consider our return on investment in relation to our long-term cost of capital as well as our research and analysis of competitive market factors. Based on these factors, we make decisions on incremental capital expenditures, which are classified as either “acquisition-related,” “redevelopment” or “recurring.”

ARCHSTONE INC. PREDECESSOR

Notes to Consolidated and Combined Financial Statements

In conjunction with the underwriting of each acquisition of an operating community which requires renovation or development, we prepare budgets that encompass the incremental capital needed to achieve our investment objectives. These expenditures are capitalized and classified as “acquisition-related” capital expenditures, as incurred. Note that these costs are generally incurred after the acquisition is made but identified as part of our underwriting before the acquisition occurs.

The redevelopment category includes: (i) redevelopment initiatives, which are intended to reposition the community in the marketplace and include items such as significant upgrades to the interiors, exteriors, landscaping and amenities; (ii) revenue-enhancing expenditures, which include investments that are expected to produce incremental community revenues, such as building garages, carports and storage facilities or gating a community; and (iii) expense-reducing expenditures, which include items such as water sub-metering systems and xeriscaping that reduce future operating costs.

Recurring capital expenditures consist of significant expenditures for items having a useful life in excess of one year, which extend the useful life of the community and are incurred to maintain its long-term physical condition at a level commensurate with our operating standards. Examples of recurring capital expenditures include roof replacements, floor and window coverings, appliances, parking lot resurfacing and exterior painting.

Depreciation and amortization are computed over the expected useful lives or contractual term of the depreciable property or intangible on a straight-line basis as follows:

Buildings and related land improvements	15 - 40 years
Furniture, fixtures, equipment and other	3 - 10 years
Intangible value of retail, residential and commercial lease agreements	6 months - 20 years

Interest

The total interest paid in cash on all outstanding debt was $28.5 million, $75.3 million and $186.0 million for the periods from June 6, 2012 through June 30, 2012, April 1, 2012 through June 5, 2012 and January 1, 2012 through June 5, 2012, respectively (unaudited), and $112.9 million and $225.5 million for the three and six months ended June 30, 2011 (unaudited), respectively and $445.4 million, $478.8 million and $571.5 million for the years ended December 31, 2011, 2010 and 2009, respectively. A “payment-in-kind” (“PIK”) interest option was exercised by an affiliated lender for certain payments during 2012 (unaudited), 2011, 2010 and 2009. Payment-in-kind interest is a periodic form of payment in which the interest payment is not paid in cash but rather increases the principal amount of the debt by the amount of the interest owed. The total interest paid-in-kind on all outstanding debt was $0.6 million, $1.5 million and $3.2 million for the periods from June 6, 2012 through June 30, 2012, April 1, 2012 through June 5, 2012 and January 1, 2012 through June 5, 2012, respectively (unaudited), and $2.2 million and $4.2 million for the three and six months ended June 30, 2011 (unaudited), respectively and $8.1 million, $188.9 million and $138.7 million for the years ended December 31, 2011, 2010 and 2009, respectively. We capitalize interest during the construction period as part of the cost of apartment communities under development.

Cost of Raising Capital

Costs incurred in connection with the issuance of equity securities are deducted from equity. During 2010, we incurred $4.0 million of equity issuance costs related to the 2010 Financial Restructuring.

ARCHSTONE INC. PREDECESSOR

Notes to Consolidated and Combined Financial Statements

Costs incurred in connection with the issuance or renewals of debt are subject to the provisions of FASB ASC 470-50, Modifications and Extinguishments. Accordingly, if the terms of the renewed or modified debt instrument are deemed to be substantially different (i.e., a 10% or more difference in the present value of the remaining cash flows), all unamortized loan costs associated with the extinguished debt are charged against earnings during the current period; otherwise, loan costs are capitalized as other assets and amortized, together with the remaining unamortized loan costs, into interest expense over the term of the related loan or the renewal period. We utilize the straight-line method to amortize debt issuance costs as it approximates the effective interest method required under FASB ASC 310-20, Nonrefundable Fees and Other Costs.

Moisture Infiltration and Mold Remediation Costs

We estimate and accrue costs related to the correction of moisture infiltration and related mold remediation when we anticipate incurring such remediation costs because of the assertion of a legal claim or threatened litigation. When we incur remediation costs at our own discretion, the cost is recognized as incurred. Costs of addressing moisture infiltration and resulting mold remediation issues are only capitalized, subject to recoverability, when it is determined by management that such costs also extend the life, increase the capacity, or improve the safety or efficiency of the property relative to when the community was originally constructed or acquired, if later. All other related costs are expensed.

Intangibles

Intangible assets and liabilities consist primarily of lease-related intangibles and management agreements.

The following is a summary of our intangibles and the corresponding accumulated amortization (dollar amounts in thousands):

	June 30, 2012 (unaudited)			December 31, 2011			December 31, 2010
	Gross carrying amount	Accumulated amortization	Remaining weighted average useful life (in years)	Gross carrying amount	Accumulated amortization	Remaining weighted average useful life (in years)	Gross carrying amount	Accumulated amortization	Remaining weighted average useful life (in years)
Above-market retail leases (1)	$4,719	11	6.5	$1,674	793	5.5	$1,315	599	4.6
In-place leases (2)	429,265	39,970	0.7	165,676	161,961	1.7	165,340	165,191	6.2
Ground lease intangibles (3)	169,247	411	41.3	191,417	18,438	41.4	191,417	14,099	42.4

Total real estate related intangible lease assets	$603,231	40,392		$358,767	181,192		$358,072	179,889

Management agreements (4)	$34,300	493	7.6	$6,400	4,003	5.5	$7,100	3,761	5.7
Revenue management license (5)	$5,400	38	9.9	$—	—	—	$—	—	—

Total management agreements and license (in other assets on the Consolidated Balance Sheet)	$39,700	531		$6,400	4,003		$7,100	3,761

Below-market retail leases (1)	$20,013	225	18.1	$43,158	13,414	10.0	$41,831	12,448	10.9
Below-market theatre lease (1)	$21,200	—	94.8	$17,288	60	95.6	$—	—	—

Total real estate related intangible lease liabilities	$41,213	225		$60,446	13,474		$41,831	12,448

ARCHSTONE INC. PREDECESSOR

Notes to Consolidated and Combined Financial Statements

(1)	We are the lessor on these leases and the amortization of these intangibles is recorded as an adjustment to rental revenues.
(2)	The amortization of in-place leases is recorded in depreciation and amortization of real estate investments.
(3)	We are the lessee on these leases and the amortization of this intangible is recorded in other expenses.
(4)	The amortization of these intangibles is recorded in management and other fee-related expenses.
(5)	The amortization of this intangible is recorded in rental expenses at June 30, 2012.

Scheduled amortization of intangibles in place at June 30, 2012 to increase revenues and expenses for the years ending December 31 (unaudited):
	Rental revenues	Depreciation and amortization of real estate investments	Other expenses	Management and other fee-related expenses	Rental expenses	Net amortization expense
June 6, 2012 to December 31, 2012	719	325,990	3,377	3,402	308	332,358
2013	1,438	103,275	5,930	5,973	540	114,280
2014	1,560	—	5,930	5,973	540	10,883
2015	1,526	—	5,930	4,611	540	9,555
2016	1,121	—	5,930	2,230	540	7,579

Scheduled amortization of intangibles in place at December 31, 2011 to increase revenues and expenses for the years ended December 31:
	Rental revenues	Depreciation and amortization of real estate investments	Other expenses	Management and other fee-related expenses	Net amortization expense
2012	3,740	3,114	4,339	777	4,490
2013	3,769	67	4,339	282	919
2014	3,573	67	4,339	282	1,115
2015	2,937	67	4,339	282	1,751
2016	2,674	67	4,339	282	2,014

We have an indefinite-lived intangible asset related to the Archstone trademark with a carrying value of $11.7 million as of June 30, 2012 (unaudited) included in other assets.

We evaluate the remaining useful lives of our intangible assets that are being amortized each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization. If the estimate of an intangible asset’s remaining useful life is changed, the remaining carrying value of the intangible asset is amortized prospectively over that revised remaining useful life. If events or changes in circumstances indicate an amortizing intangible asset’s carrying value may not be recoverable, the asset is tested for impairment. We will perform an impairment test annually or more frequently if events or changes in circumstances indicate impairment of our indefinite-lived intangible assets.

Insurance Recoveries

We recognize insurance recovery proceeds in the interest and other income line item, except for apartment business interruption recoveries, which are recorded in rental revenues. For recoveries of property damages associated with a property that has been sold, we recognize the proceeds as an additional gain on sale.

Derivative Financial Instruments

We utilize derivative financial instruments to manage our interest rate risk and exposure to volatile energy prices. We manage our interest rate risks through a program that includes the use of derivative financial instruments,

ARCHSTONE INC. PREDECESSOR

Notes to Consolidated and Combined Financial Statements

primarily swaps and caps. We account for our derivative instruments under FASB ASC 815, Derivatives and Hedging. Under FASB ASC 815, the resulting assets and liabilities associated with derivative financial instruments are carried on our consolidated and combined financial statements at estimated fair value at the end of each reporting period. Our contracts to manage energy prices qualify for the normal purchase and normal sale exception; therefore, we do not recognize the contracts’ fair value in our consolidated and combined financial statements. When our derivatives are designated as fair value hedges under the provisions of FASB ASC 815, the changes in the fair value of a fair value hedge and the fair value of the items hedged are generally recorded in earnings for each reporting period. When designated as cash flow hedges, the change in the fair value of effective cash flow hedges is carried on our consolidated and combined financial statements as a component of accumulated other comprehensive income (loss). Changes in the fair values of derivatives that are not designated as hedges or do not qualify for hedge accounting treatment are reported currently in earnings. The Company has certain derivatives designated as cash flow hedges. Certain joint ventures have derivatives designated as cash flow hedges and we have recorded our proportionate share of the impact of hedge accounting on these joint venture cash flow hedges as discussed under Comprehensive Loss.

Revenue and Gain Recognition

We generally lease our apartment units under operating leases with terms of one year or less. Retail lease terms range from one to thirty-two years with an average term of eleven years. Contractual rents to be collected, net of concessions, are amortized using the straight-line method over the term of the lease. Utility reimbursements from residents, which are recorded on a gross basis and included in rental revenues on the consolidated and combined statements of comprehensive income (loss), aggregated $1.4 million, $3.8 million, and $9.0 million for the periods from June 6, 2012 through June 30, 2012, April 1, 2012 through June 5, 2012 and January 1, 2012 through June 5, 2012, respectively (unaudited), $5.4 million and $10.4 million for the three and six months ended June 30, 2011 (unaudited), respectively, and $21.9 million, $19.8 million and $18.4 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Certain communities are subject to residential master leases (“Master Leases”) entered into with a third-party operator in 2005 and have seven-year terms, expiring between July 2012 and March 2013, subject to the counterparty’s right to terminate individual leases under certain circumstances. Upon termination of each lease certain lease transition provisions will apply. In July 2012, we entered into agreements with the third party operator to extend seven of the master leases for an additional five years to July 31, 2017. Each of the master leases is cancellable by either party after two years (one year for Oakwood Marina del Rey); provided that we also have the right to sell the communities subject to the master lease at any time, without penalty, which will cause the master lease to terminate 90 days after the sale. In August 2012 (unaudited), we assumed management of three of the communities for which master leases were not extended, and we will assume management of the other two communities in September 2012. After giving effect to the new lease terms and considering only the seven extended leases, the estimated aggregate annual contractual base rent due under the remaining leases is $21.3 million (unaudited) for the period from July 1, 2012 to December 31, 2012, $43.9 million (unaudited) for each of 2013-2016, and $25.6 million (unaudited) for 2017. The base rent is subject to annual adjustments on January 1st of each year generally equal to the percentage change in the average same store net operating income (“NOI”) for certain other specified properties we manage. Rental income related to these leases is recognized in the period earned over the lease term in accordance with FASB ASC 840, Leases.

We evaluate the related GAAP requirements in determining the profit to be recognized at the date of each sale transaction (i.e., the profit is determinable and the earnings process is complete). If appropriate, we use the full accrual method of profit recognition in accordance with FASB ASC 360-20, Real Estate Sales, to record gains on sales of real estate. If we sell a community to a joint venture that we have an equity interest in, we defer the profit

ARCHSTONE INC. PREDECESSOR

Notes to Consolidated and Combined Financial Statements

associated with our portion that we retain through the joint venture. We recognize the deferred gains when the property is sold to a third party. Further, during periods when our ownership interests in an investee decrease, we will recognize the gains related to previously deferred proceeds to coincide with our new ownership interest in the investee.

Rental Expenses

Rental expenses shown on the accompanying consolidated and combined statements of comprehensive income (loss) include costs associated with on-site and property management personnel, utilities, repairs and maintenance, property insurance, marketing, landscaping and other on-site and related administrative costs.

Other Expenses

Other expenses primarily include non-routine legal and other professional costs, expenses associated with ground leases under which we are the lessee, debt extinguishment costs, real estate pursuit write-offs, and costs associated with uncontrollable property damages.

Legal Fees

We generally recognize legal expenses as incurred; however, when it is determined that a contingency meets the criteria for recognition as a liability on our balance sheet, we also accrue for the related incurred and anticipated legal fees associated with that probable contingency.

Noncontrolling Interests - Consolidated Real Estate Joint Ventures

The Company reflects noncontrolling interests in partially owned real estate joint ventures on the consolidated balance sheets for the portion of the venture that is not wholly owned by the Company. The earnings or losses from those joint ventures attributable to the noncontrolling interests are reflected as noncontrolling interests in consolidated real estate joint ventures in the consolidated and combined statements of comprehensive income (loss).

Foreign Currency Translation

Assets and liabilities of the Company’s foreign operations are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. The resulting translation adjustment is reflected as accumulated other comprehensive income (loss), a separate component of equity on the consolidated and combined balance sheets. Revenue and expenses are translated at average rates in effect during the period and the related foreign currency translation gain or loss is recorded in other non-operating income (loss) on our consolidated and combined statements of comprehensive income (loss). Certain intercompany receivables from our German entities are not considered to be permanent investments and therefore, those translation gains and losses are included as transaction gains and losses and included in other non-operating income (loss). The Euro is the functional currency utilized for these subsidiaries because it is the local currency and the currency in which we primarily generate and expend cash in those locations.

Income Taxes

The Company and certain entities within the consolidated and combined group have made elections to be taxed as partnerships under the Internal Revenue Code of 1986, as amended, and we believe they qualify as partnerships and are generally not subject to income taxes. No provisions for federal, state, and local income taxes are made in the accounts of the partnerships as any resulting tax liabilities are that of each respective partner. We did not have any

ARCHSTONE INC. PREDECESSOR

Notes to Consolidated and Combined Financial Statements

uncertain tax positions as of June 30, 2012 (unaudited) or December 31, 2011. The earliest year remaining open to Internal Revenue Service examination is the financial year ended December 31, 2008.

Under certain tax laws the 2010 Financial Restructuring generated taxable income as a result of the contribution of our debt held by the Sponsors for the new preferred equity interests. In accordance with our partnership agreements, certain partners were allocated taxable income without cash distributions. Under certain states’ laws, the Company is required, on the partners’ behalf, to remit income tax payments associated with the partners’ taxable income, regardless of cash distributions. The Company has received or expects to be reimbursed for those withholding obligations from the affected partners.

Comprehensive Income (Loss)

Comprehensive income (loss), which is defined as net income (loss) and all other non-owner changes in equity, is displayed in the accompanying consolidated and combined statements of comprehensive income (loss). Consolidated and combined comprehensive income (loss) includes other comprehensive loss recorded as a result of fair value changes in interest rate derivatives designated as cash flow hedges, our proportionate share of joint ventures’ other comprehensive gains and losses recorded as a result of their fair value changes in interest rate derivatives designated as cash flow hedges, as well as the effect of foreign currency exchange translations.

Market Concentration Risk

Approximately 30.5%, 21.3%, 14.7%, 17.5%, 8.0%, 4.0% and 0.3% of our apartment communities are located in the metropolitan areas of Washington D.C., Southern California, New York City, the San Francisco Bay Area, Boston, Seattle, and Southeast Florida, respectively. These percentages are based on our pro-rata economic share of each owned and partially owned community’s rental revenues less rental expenses (which include property management fees but exclude ground lease expense) and real estate taxes, for the three months ended December 31, 2011.

Approximately 30.0%, 21.6%, 16.1%, 16.5%, 8.0%, 3.9% and 0.4% of our apartment communities are located in the metropolitan areas of Washington D.C., Southern California, New York City, the San Francisco Bay Area, Boston, Seattle, and Southeast Florida, respectively, based on our pro-rata economic share of each owned and partially owned community’s rental revenues less rental expenses (which include property management fees but exclude ground lease expense) and real estate taxes, for the pre and post push-down periods comprising the three months ended June 30, 2012 (unaudited).

Segment Information

Our multifamily communities are principally located in coastal markets in the United States and we evaluate operating performance on an individual apartment community level. Our apartment communities generate rental revenue and each have similar economic characteristics; therefore, our apartment communities have been aggregated into one reportable segment which comprised approximately 99% of our total rental revenues and total assets in all periods presented.

Reclassifications

Certain reclassifications have been made to the prior years’ consolidated and combined financial statements to conform to the current year presentation. Management fees that the Company earns for managing U.S. and German real estate joint ventures and funds are now presented gross, rather than net in the consolidated and combined statements of comprehensive income (loss). Lastly, real estate-related intangible lease assets have been

ARCHSTONE INC. PREDECESSOR

Notes to Consolidated and Combined Financial Statements

reclassified to investments in real estate from other assets on the consolidated balance sheets. These reclassifications had no effect on previously reported results of operations or partners’ deficit.

Adoption of New Accounting Pronouncements

In June 2011, the FASB issued a new requirement related to the presentation of Comprehensive Income (“ASC 220”) intended to converge how other comprehensive income (“OCI”) is presented under GAAP and IFRS. ASC 220 gives an entity the option to present OCI information in either a single continuous statement of comprehensive income or in two separate but consecutive statements, but eliminates the presentation of OCI in the statement of stockholders’ equity. The adoption of ASC 220 was effective for Archstone beginning with our fiscal year ending December 31, 2012. We have adopted the requirement by presenting a single continuous statement.

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Disclosure Requirements in U.S. GAAP and IFRSs. This ASU was issued concurrently with IFRS 13, Fair Value Measurements, to provide largely identical guidance about fair value measurement and disclosure requirements. The new standards do not extend the use of fair value, but, rather, provide guidance about how fair value should be applied where it already is required or permitted under IFRS or U.S. GAAP. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS 13. The amendment is effective for Archstone beginning with our fiscal year ending December 31, 2012, with early adoption permitted. The adoption of ASU 2011-04 did not have a material impact on our financial position, results of operations or cash flows for any of the interim periods presented for 2012 (unaudited).

In December 2011, the FASB issued ASU 2011-11, Disclosures about Offsetting Assets and Liabilities, in conjunction with the IASB’s issuance of amendments to Disclosures-Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7). The amendment requires enhanced disclosure of gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting agreement. The scope of the standard includes derivatives, but excludes loans and customer deposits at the same institution and financial instruments that are only subject to a collateral agreement. The new standard is effective for Archstone beginning with our first quarter 2013 financial statements. Retrospective adoption is required. The adoption of ASU 2011-11 is not expected to have a material impact on our financial position, results of operations or cash flows.

ARCHSTONE INC. PREDECESSOR

Notes to Consolidated and Combined Financial Statements

(2) Real Estate

Investments in Real Estate

Investments in real estate, at cost, were as follows at June 30, 2012 (unaudited), December 31, 2011 and December 31, 2010 (dollar amounts in thousands):

	June 30, 2012 (unaudited)		December 31, 2011		December 31, 2010
	Investment	Units (1)	Investment	Units (1)	Investment	Units (1)
Apartment communities:
Operating communities	$14,380,954	46,271	$14,337,145	47,270	$14,777,852	49,887
Communities under construction	387,142	1,827	200,175	1,332	79,901	858
Development communities in planning (2)	305,099	4,727	236,076	5,243	125,148	4,012

Total apartment communities	15,073,195	52,825	14,773,396	53,845	14,982,901	54,757
International	46,909	807	47,795	807	48,353	807
Other real estate assets (3)	44,114	—	23,411	—	60,687	—

Total real estate	15,164,218	53,632	14,844,602	54,652	15,091,941	55,564
Real estate related intangible lease assets	603,231	—	358,767	—	358,072	—

Real estate and real estate related intangible lease assets	15,767,449	53,632	15,203,369	54,652	15,450,013	55,564

Accumulated depreciation and amortization	(72,465)	—	(1,511,591)	—	(1,180,801)	—

Net investments in real property	$15,694,984	53,632	$13,691,778	54,652	$14,269,212	55,564

(1)	Unit information is based on management’s estimates and is unaudited.
(2)	Development communities in planning are defined as parcels of land owned, which are in the development planning process, upon which construction of apartments is expected to commence subsequent to the completion of the entitlement and building permit processes and after financing is obtained.
(3)	Other real estate assets include land that is not in planning and other real estate assets.

ARCHSTONE INC. PREDECESSOR

Notes to Consolidated and Combined Financial Statements

The change in investments in real estate, at cost, consisted of the following (in thousands):

	Period from June 6, 2012 through June 30, 2012 (unaudited)	Period from January 1, 2012 through June 5, 2012 (unaudited)	Year Ended
			December 31, 2011	December 31, 2010
Balance at beginning of period	$15,142,844	$15,203,369	$15,450,013	$16,352,672
Revaluation adjustment due to push-down accounting (1)	709,353
Acquisition-related expenditures	9	20,523	730,248	7,438
Redevelopment expenditures	384	2,704	10,024	1,775
Recurring capital expenditures	4,241	15,509	54,997	44,459
Development expenditures, excluding initial acquisition costs	2,387	94,492	130,343	29,510
Dispositions	(90,144)	(189,818)	(1,131,674)	(323,901)
Accumulated depreciation adjustment related to impairment	—	—	(20,272)	(210,296)
Impairments on real estate investments	—	—	(10,919)	(457,132)
Write off of damaged assets	—	—	(8,763)	—
Change due to currency translation and other	(1,625)	(3,934)	(628)	(2,707)

Net apartment community activity	15,767,449	15,142,844	15,203,369	15,441,818
Change in other real estate assets	—	—	—	8,195

Balance at end of period	$15,767,449	$15,142,844	$15,203,369	$15,450,013

(1)	Adjustment relates to the net increase associated with marking our real estate assets to their estimated fair market value as of June 6, 2012 due to the change of control associated with the Lehman Transaction. See Note 1 “2012 Change of Control” for further discussion.

At June 30, 2012, December 31, 2011 and December 31, 2010 we had $216.3 million (unaudited), $141.6 million and $132.5 million, respectively, in unfunded contractual commitments related to communities under construction. See Note 5 for disclosure of related construction loans.

We acquired one land parcel for the period January 1, 2012 through June 5, 2012 (unaudited). During the year ended December 31, 2011, we acquired six operating properties for an aggregate gross purchase price of $603.6 million, including our partners’ interest in certain previously unconsolidated joint ventures. During the year ended December 31, 2011, we also acquired seven land parcels for future development for an aggregate gross purchase price of $98.4 million.

Impairments on Real Estate Investments

We periodically evaluate our real estate portfolio for impairment indicators. The judgments regarding the existence of impairment indicators are based on factors such as operations performance, market conditions, and legal and environmental concerns, as well as the Company’s intent and ability to hold each asset. Future events could occur which would cause the Company to conclude that impairment indicators exist and an impairment loss is warranted. If we have an indication of impairment, then we are required to perform an impairment analysis. The analyses entail comparing the carrying value of our assets to the estimated undiscounted cash flows expected to be generated by each asset during our estimated holding period based upon the projected unleveraged

ARCHSTONE INC. PREDECESSOR

Notes to Consolidated and Combined Financial Statements

cash flows less projected recurring capital expenditures plus the estimated cash proceeds to be realized upon ultimate disposition. If an asset’s projected undiscounted cash flows are less than the asset’s net book value, we mark the asset down to its estimated current fair value. The significant estimates for each asset in our analyses include the estimated holding period, the projected unleveraged cash flows and recurring capital expenditures, ability to refinance debt, cap rates and the cash proceeds that would be realized upon the ultimate disposition. These estimates require extensive judgment and using different assumptions could significantly impact the results of our analyses. Revisions to our previously estimated holding periods for certain properties indicated that we may not be able to fully recover the carrying value of those properties which required us to perform impairment analyses. We recorded $10.9 million, $457.1 million and $132.5 million in impairments for the years ended December 31, 2011, 2010 and 2009, respectively, related to our consolidated and combined real estate portfolio, including the portion reported as discontinued operations.

(3) Discontinued Operations

In accordance with the applicable guidance, the operating results of the sold communities and the related gain (loss) on sale are included in discontinued operations unless we have significant continuing involvement in the asset sold. At December 31, 2011, we had one operating property held for sale, which was sold in March 2012. As of June 30, 2012, we had two operating properties held for sale included in discontinued operations (unaudited).

During the period from June 6, 2012 through June 30, 2012, we sold one qualifying operating property (unaudited). At December 31, 2011 and 2010, this property had real estate carrying value, net of accumulated depreciation, of $75.6 million and $77.5 million, respectively, and property mortgage payable balances of $65.4 million and $65.4 million, respectively.

During the periods from April 1, 2012 through June 5, 2012 and from January 1, 2012 through June 5, 2012, we sold one qualifying operating property (unaudited). At December 31, 2011 and 2010, this property had real estate carrying value, net of accumulated depreciation, of $172.4 million and $184.8 million, respectively, and property mortgage payable balances of $123.6 million and $126.1 million, respectively.

During the year ended December 31, 2011, we sold nine qualifying operating properties. For the properties sold during 2011, the real estate, net of accumulated depreciation, and the property mortgages payable balances at December 31, 2010 were $789.1 million and $572.3 million, respectively.

During the year ended December 31, 2010, we sold three qualifying operating properties. For the properties sold during 2010, the real estate, net of accumulated depreciation, and the property mortgages payable balances at December 31, 2009 were $247.8 million and $140.8 million, respectively.

ARCHSTONE INC. PREDECESSOR

Notes to Consolidated and Combined Financial Statements

The following is a summary of net income (loss) from discontinued operations (in thousands):

	Period from June 6, 2012 through June 30, 2012	Period from April 1, 2012 through June 5, 2012	Three Months Ended June 30, 2011	Period from January 1, 2012 through June 5, 2012	Six Months Ended June 30, 2011	Year Ended December 31,
						2011	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Rental revenues	$1,462	$4,222	$27,160	$12,722	$54,064	$89,077	$118,156	$118,210
Rental expenses	(359)	(1,267)	(7,083)	(3,625)	(14,191)	(24,515)	(32,737)	(36,376)
Real estate taxes	(153)	(464)	(3,259)	(1,210)	(6,597)	(9,502)	(13,246)	(14,033)
Depreciation and amortization of real estate investments	(178)	(1,264)	(8,857)	(3,202)	(16,957)	(20,756)	(44,981)	(47,479)
Interest expense	(721)	(1,903)	(14,293)	(6,139)	(28,549)	(46,882)	(56,988)	(63,377)
Impairment on real estate investments	—	—	—	—	—	(10,919)	(171,415)	(42,504)
Debt extinguishment costs related to dispositions	(100)	—	—	(270)	—	(2,671)	(8,981)	(43)
Gain (loss) from the disposition of real estate investments, net	—	49	354	1,092	(595)	115,277	83,239	8,591

Net income (loss) from discontinued operations	$(49)	$(627)	$(5,978)	$(632)	$(12,825)	$89,109	$(126,953)	$(77,011)

We may dispose of other properties in the future, but as of June 30, 2012 there were no other commitments under contract for sale except as noted above (unaudited). The ultimate gain or loss realized on any future dispositions will depend on market conditions at the date of disposition.

(4) Investments in and Advances to Unconsolidated Entities

Real Estate Joint Ventures

At June 30, 2012 we had investments in 17 unconsolidated real estate joint ventures (unaudited). At December 31, 2011 and 2010, we had investments in 18 unconsolidated real estate joint ventures. Our ownership percentage of economic interests ranged from 1% to 85% at June 30, 2012 (unaudited), 1% to 95% at December 31, 2011 and 1% to 98% at December 31, 2010. Major decisions are generally subject to the approval of all members, and we generally handle day-to-day decisions. Economic interest in the ventures varies depending upon the ultimate return of the ventures. At June 30, 2012, December 31, 2011 and 2010, the investment balance was $431.3 million (unaudited), $288.4 million and $314.8 million, respectively, which included $108.4 million (unaudited), $80.1 million and $83.8 million, respectively, related to our international joint venture (the “International Fund”). Our combined weighted-average percentage of economic ownership in joint ventures based on total assets at June 30, 2012, December 31, 2011 and 2010 was 18.4% (unaudited), 19.6% and 27.9%, respectively. We evaluate our joint ventures for impairment and record an impairment if we conclude, after considering the provisions of the joint venture agreement, it is likely that the joint venture will not have the ability to sustain an earnings capacity that supports the carrying value or we are unable to recover the carrying amount of the investment through operation or disposition and the diminution is considered to be other than temporary. These estimates require extensive judgment, and using different assumptions could significantly impact the results of our analysis. We recorded impairment losses of $96.3 million on our real estate joint venture investments for the year ended December 31, 2009.

ARCHSTONE INC. PREDECESSOR

Notes to Consolidated and Combined Financial Statements

On August 25, 2011, we acquired a controlling interest in an unconsolidated joint venture related to a 627 unit operating community in New York City which equity interests had an agreed upon fair value of approximately $40 million. In conjunction with this transaction we remeasured our prior equity interest to fair value and recognized a gain of approximately $72.7 million. This gain was recorded in “Gain on step acquisition of a previously unconsolidated entity” on the December 31, 2011 consolidated and combined statement of comprehensive loss. The difference between the fair value of our equity interest at the acquisition date and the carrying value of our equity interest prior to the acquisition resulted in the gain noted above.

Summary Financial Information

Combined summary balance sheet data for our investments in unconsolidated entities presented on a stand-alone basis is as follows (in thousands):

	June 30, 2012	December 31, 2011	December 31, 2010
	(unaudited)
Assets:
Real estate	$3,876,434	$3,788,107	$4,032,283
Other assets	138,141	188,524	223,858

Total assets	4,014,575	3,976,631	4,256,141

Liabilities and owners’ equity:
Inter-company debt payable to Archstone	(62)	311	1,708
Mortgages payable (1)	2,707,749	2,752,597	3,145,809
Other liabilities	253,983	353,769	254,714

Total liabilities	2,961,670	3,106,677	3,402,231
Owners’ equity	1,052,905	869,954	853,910

Total liabilities and owners’ equity	$4,014,575	$3,976,631	$4,256,141

(1)	We provided certain payment guarantees related to $23.1 million and $23.8 million of outstanding joint venture debt as of June 30, 2012 (unaudited) and December 31, 2011, respectively. The payment guarantees were reduced to $3.6 million on July 26, 2012 (unaudited) due to a recent refinancing.

We recognize our proportionate share of the earnings or losses giving consideration to any preferred returns of each joint venture, and generally earn fees for acting as the manager. On some of our joint ventures, we have the potential to earn additional fees by providing other services, including, but not limited to, acquisition, development, construction management, leasing and financing activities. We may also earn preferential returns based on the investors’ returns over a specified period on some joint ventures.

ARCHSTONE INC. PREDECESSOR

Notes to Consolidated and Combined Financial Statements

Selected combined summary results of operations for our unconsolidated investees presented on a stand-alone basis consisted of the following (in thousands):

	Period from June 6, 2012 through June 30, 2012	Period from April 1, 2012 through June 5, 2012	Three Months Ended June 30, 2011	Period from January 1, 2012 through June 5, 2012	Six Months Ended June 30, 2011	Year Ended December 31,
						2011	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
U.S.
Revenues	$14,762	$38,878	$49,656	$90,732	$111,046	$204,515	$259,366	$267,664
Dispositions gain (loss)	—	700	—	500	(37)	69,800	34,600	1,500
Impairments	—	—	—	—	—	—	—	(21,900)
Gain (loss) on derivatives	200	—	(2,200)	(300)	(1,100)	3,800	(4,200)	9,500
Net earnings (loss)	(2,248)	(9,323)	(5,265)	(24,470)	(13,430)	27,012	(15,702)	(64,349)

International
Revenues	15,804	10,004	32,275	41,092	63,911	127,996	119,520	119,615
Dispositions gain (loss)	2,100	(1,600)	6,000	5,400	13,300	30,200	23,700	13,400
Gain (loss) on derivatives	—	—	—	(300)	—	(20,400)	—	—
Net earnings (loss)	(2,731)	(2,420)	(5,746)	(7,101)	(12,413)	(37,929)	(16,064)	(15,523)

Total
Revenues	$30,566	$48,882	$81,931	$131,824	$174,957	$332,511	$378,886	$387,279
Net earnings (loss)	$(4,979)	$(11,743)	$(11,011)	$(31,571)	$(25,843)	$(10,917)	$(31,766)	$(79,872)

Our investment in and income from unconsolidated entities differs from the stand-alone amounts of the investees presented above due to various accounting adjustments made in accordance with GAAP. Examples of these differences include: (i) only recording our proportionate share of realizable net earnings in the unconsolidated investees; (ii) the impact of certain eliminating inter-company transactions; (iii) timing differences in income recognition due to deferral of gains on contribution of properties to joint ventures; (iv) capitalized interest on qualifying assets; and (v) business combination accounting or impairment adjustments made to our investment along with changes in our percentage ownership.

Investee third-party debt consists principally of mortgage notes payable. Generally, mortgages on real estate assets owned by our unconsolidated investees are secured by the underlying properties. Occasionally, the investees jointly and/or we individually are required to guarantee the mortgages. To date, we have not been required to perform under any payment guarantees provided to our joint venture lenders. The estimated fair values of, and our obligations under these guarantees, for all periods presented were not significant and therefore we have not recorded any related obligations.

(5) Borrowings

2012 Credit Facility (unaudited)

On August 23, 2012, we entered into a new revolving credit facility with JPMorgan Chase Bank, N.A. and Citibank, N.A. This agreement amended and restated the 2010 Facility in its entirety and consists of a $500 million secured revolving credit facility, which has an initial expiration of November 1, 2014, but which, subject to certain conditions, allows for an extension to August 23, 2015 (the “2012 Credit Facility”). The 2012 Credit Facility provides a commitment for up to $75 million in swingline loans and up to $250 million for letters of credit. Borrowings under the facility bear interest at a variable rate equal to, at our option, (i) a base rate plus an applicable margin which is initially 1.75% or (ii) LIBOR plus an applicable margin which is initially 2.75%. The revolving credit facility is guaranteed by certain consolidated affiliates, which indirectly own the majority of our assets, and is generally secured by a pledge of their equity. The revolving credit facility is freely prepayable at

ARCHSTONE INC. PREDECESSOR

Notes to Consolidated and Combined Financial Statements

any time. Amounts paid down can be re-borrowed subject to customary borrowing conditions. The facility provides an accordion feature to increase, subject to certain conditions, the capacity by up to $500 million for a maximum potential commitment of $1 billion.

We believe the liquidity and borrowing capacity provided by cash on hand and capacity available under the 2012 Credit Facility will allow us to operate without incremental working capital financing for the foreseeable future.

Master Credit Facility

“Master Credit Facility” is the general term used to describe a lending facility provided by the Sponsors. In conjunction with the 2010 Financial Restructuring (see Note 1), the Company and the Sponsors amended the Master Credit Facility to provide for revolving borrowing capacity, including letters of credit, for up to $447.7 million (also known as the “2010 Facility” as described in Note 1). The 2010 Facility was paid off with proceeds from the 2012 Credit Facility on August 23, 2012 (unaudited). The Master Credit Facility consisted of the following outstanding balances at June 30, 2012 (unaudited), December 31, 2011 and December 31, 2010 (dollar amounts in thousands):

	June 30, 2012			December 31, 2011			December 31, 2010
		(unaudited)
Type of debt	Nominal Interest rate(1)	Balance	Average remaining life (Years)	Nominal Interest rate(1)	Balance	Average remaining life (Years)	Nominal Interest rate (1)	Balance	Average remaining life (Years)
Term loan A(2)	—	$—	—	—%	$—	—	3.32%	$15,093	0.76
Revolving Credit Loans	3.74%	53,629	0.17	3.43%	18,000	0.67	3.77%	243,312	1.67

	3.74%	53,629	0.17	3.43%	18,000	0.67	3.54%	258,405	1.62

Outstanding letters of credit		35,182			120,632			206,315

Total		$88,811			$138,632			$464,720

(1)	The aggregate weighted average effective interest rate for the Master Credit Facility as of June 30, 2012, December 31, 2011 and December 31, 2010 was 9.0% (unaudited), 47.9% and 4.07%, respectively, which included the effect of loan cost amortization and other ongoing fees and expenses, where applicable. The 2012 (unaudited) and 2011 effective interest rates were high due primarily to significant reductions in the average outstanding balances and payment of a $0.5 million annual administration fee and 0.5% per annum fee on unused borrowing capacity.
(2)	$926 million of Term loan A was contributed for Class A preferred interests (see Note 6) as part of the 2010 Financial Restructuring. The remaining balance of Term loan A, which was syndicated by the Sponsors in 2007, matured on October 5, 2011 and was paid in full.

The 2010 Facility consisted of the following outstanding balances at June 30, 2012 (unaudited), December 31, 2011 and December 31, 2010 (dollar amounts in thousands):

Facility	June 30, 2012	December 31, 2011	December 31, 2010
	(unaudited)
Revolving Commitment	$447,702	$447,702	$447,702
Borrowings	(53,629)	(18,000)	(243,312)
Issued Letters of Credit, revolving	(21,327)	(23,497)	(62,066)

Remaining Borrowing Capacity	$372,746	$406,205	$142,324

Issued Letters of Credit, non-revolving	$13,855	$97,135	$144,249

ARCHSTONE INC. PREDECESSOR

Notes to Consolidated and Combined Financial Statements

The interest rates and maturity dates for the 2010 Facility were as follows:

Type of Debt	Interest Rate	Maturity
Term loan A	(a) 2.00% plus the highest of (i) the prime rate, (ii) the federal funds rate plus 0.50% or (iii) LIBOR plus 1.50%; or, at our option (b) LIBOR plus 3.00%,	October 5, 2011

Revolving Credit Loans	(a) 3.50% plus the highest of (i) the prime rate, (ii) the federal funds rate plus 0.50% or (iii) LIBOR plus 1.50%; or, at our option (b) LIBOR plus 3.50%	September 28, 2012

Outstanding letters of credit	3.50%	Various

Draws under the 2010 Facility were made monthly based on amounts outlined in a short term forecast, subject to certain exceptions and restrictions. Credit extended under the 2010 Facility was secured by our real estate portfolio and virtually all of our other assets, subject to any priority mortgage or similar liens.

The 2010 Facility provided that optional prepayments of the Revolving Credit Loans were permitted without the prior written consent of the lenders. The following amounts, however, were required to be applied to prepay the 2010 Facility loans, subject to certain carve-outs and lender approved exceptions: (i) 100% of net cash proceeds from the incurrence of certain indebtedness; (ii) 100% of net cash proceeds from any sale or other disposition of any assets; and (iii) 100% of any equity issuance for each fiscal year. Amounts paid down could be re-borrowed under the revolving credit facility, subject to certain borrowing conditions.

In addition to the mandatory prepayments described above, if at any time, the total outstanding balance on the revolving credit facility exceeds the capacity on the revolving credit facility, the Company was required to cause the 2010 Facility loans to be prepaid by an aggregate amount equal to such excess.

Development and Construction Loans

On September 22, 2011, the development loan was paid in full. The loan was originated by the Sponsors on October 5, 2007 and amended in 2009 and 2010 (the “Development Loan”). The Development Loan bore interest at a floating rate of (a) in the case of base rate loans, the base rate plus 1.5%, or (b) in the case of LIBOR loans, LIBOR plus 2.5%, provided that we may not have more than eight LIBOR tranches outstanding at any one time. The maturity date of the Development Loan was August 31, 2012. As of December 31, 2010, the Development Loan was secured by 11 real properties and $180.4 million of restricted cash which was subsequently used to repay the loan on September 22, 2011.

A summary of the previously outstanding Development Loan is as follows (dollar amounts in thousands):

December 31, 2010
Nominal interest rate	2.77%
Effective interest rate (1)	2.95%
Balance	$202,014
Average remaining life (years)	1.67

(1)	The effective interest rates for the Development Loan include the effect of loan cost amortization and other ongoing fees and expenses, where applicable.

ARCHSTONE INC. PREDECESSOR

Notes to Consolidated and Combined Financial Statements

We have third-party construction loans (including two HUD-insured loans that provide both construction and long term financing) that were secured by an interest in eight operating communities and communities under development. One of these loans is partially guaranteed and four, including one second mortgage, are fully guaranteed by the Company. There are six loans that bear interest at a floating rate of LIBOR plus ranges of 2.25%-6.0% subject to floors ranging from 5.5%-6.5%. Three of the loans bear a fixed rate of interest from 4.79% to 7.37%. As of June 30, 2012, December 31, 2011 and December 31, 2010, $339.3 million (unaudited), $262.4 million and $342.7 million, respectively, had been drawn and there were unfunded commitments aggregating $218.7 million (unaudited) and $185.9 million as of June 30, 2012 and December 31, 2011, respectively, under such loans. These loans are included in property mortgage and construction loans on the consolidated balance sheets.

Property Mortgages

We have a $7.1 billion credit facility (Facility A) provided by an unaffiliated first mortgage lender, which was secured by 95, 96 and 100 operating communities as of June 30, 2012 (unaudited), December 31, 2011 and December 31, 2010, respectively. This facility is divided into 9 loan pools. Pools 1 through 3, totaling $2.5 billion at issuance, mature on November 1, 2017 and bear interest at a fixed rate of 6.256%. Pool 4, totaling $963.5 million at issuance, matures on November 1, 2014 and bears interest at a fixed rate of 5.883%. Pools 5 and 7, totaling $1.4 billion at issuance, mature on November 1, 2012 and bear interest at a fixed rate of 6.193%. Pool 6, totaling $945.3 million at issuance, was extended and now matures on November 1, 2015 and bears interest at a fixed rate of 6.193%. Pools 8 and 9, totaling $1.3 billion at issuance, mature on November 1, 2012 and bear interest at a floating rate of LIBOR plus 1.265%. Pools 4, 5 and 7 have either a two-year extension right or two one-year extension rights, and Pools 8 and 9 have two one-year extension right options. All options are exercisable at our option, subject to certain conditions. The variable rate loans are prepayable, at any time. Fixed rate loans are subject to a prepayment premium equal to the greater of 1% of the principal being repaid or a market rate present value determined in accordance with the loan’s terms.

The Sponsors provided $768.9 million of mezzanine loans secured by the same collateral but subordinate to Facility A (the “Facility A Mezzanine debt”). On December 1, 2010, in conjunction with the 2010 Financial Restructuring, the Facility A Mezzanine debt was contributed for Class D preferred interests (see Note 6).

We also have a $1.8 billion facility (Facility B) provided by an unaffiliated first mortgage lender, which was secured by 21 operating communities as of June 30, 2012 (unaudited), 23 operating communities as of December 31, 2011, and 26 operating communities as of December 31, 2010. This facility, which is divided into two collateral pools, matures on November 1, 2012 and bears interest at a floating rate of LIBOR plus 0.991%. Facility B has either two one-year extensions or one two-year extension right options that are exercisable at our option, subject to certain conditions. Facility B is not subject to a prepayment premium.

The Sponsors provided $300.3 million of mezzanine loans secured by the same collateral but subordinate to Facility B (the “Facility B Mezzanine debt”). On December 1, 2010, in conjunction with the 2010 Financial Restructuring, the Facility B Mezzanine debt was contributed for Class E preferred interests (see Note 6).

As a condition to certain of our debt agreements, the lender requires us to establish and fund, with a third-party trustee, a principal reserve fund in Archstone’s name. We make payments consistent with a standard amortization schedule, but rather than making payments directly to the lender, we make payments to the trustee who deposits our payments into the fund. At its discretion, the lender will redeem certain amounts from the fund, thereby legally releasing Archstone from that portion of the outstanding balance. Because the funds are a set of assets set aside solely for the purpose of satisfying scheduled payments of a specific obligation, the balances in the principal reserve funds are classified as restricted cash on our balance sheets and only when the Lender redeems amounts from the fund, do we reduce the balance of our property mortgages payable. As of June 30, 2012,

ARCHSTONE INC. PREDECESSOR

Notes to Consolidated and Combined Financial Statements

December 31, 2011 and December 31, 2010 the principal reserve fund balance was $36.5 million (unaudited), $33.6 million and $22.4 million, respectively.

We have other tax-exempt bonds and mortgages. These property mortgages mature at various dates ranging from September 28, 2012 through May 28, 2061.

Our property mortgages generally feature both monthly interest and principal payments or monthly interest-only payments with balloon payments due at maturity (see Scheduled Debt Maturities). Facility A and B are subject to certain cash flow sweep requirements and all of our property mortgages require certain mandatory prepayments upon disposition of underlying collateral. Additional collateral is generally required in the event certain coverage tests are not met. Early repayment of mortgages is generally subject to prepayment penalties. A summary of property mortgage and construction loans outstanding is as follows (dollar amounts in thousands):

	June 30, 2012				December 31, 2011		December 31, 2010
	(unaudited)
	Outstanding balance	Premium (discount)(2)	Outstanding balance	Effective interest rate(1)	Outstanding balance	Effective interest rate(1)	Outstanding balance	Effective interest rate(1)
Secured floating rate debt:
Tax-exempt debt	$824,460	$(93,725)	$730,735	1.8%	$886,660	1.8%	$618,160	1.6%
Facility A Debt (2)	646,601	(3,259)	643,342	1.8	647,170	1.6	1,123,263	1.6
Facility B debt	1,190,549	(7,446)	1,183,103	1.9	1,265,363	1.6	1,478,523	1.6
Conventional mortgages	392,896	(9,962)	382,934	2.2	413,956	1.8	295,627	2.0
Construction loans	151,142	—	151,142	4.9	126,439	6.2	87,555	6.2
Other secured debt	—	—	—	—	—	4.1	22,121	3.0

Total Floating	3,205,648	(114,392)	3,091,256	2.0%	3,339,588	1.8	3,625,249	2.1

Secured fixed rate debt:
Tax-exempt debt	62,200	997	63,197	2.4%	—	5.3	49,600	5.2
Taxable debt	22,835	1,626	24,461	2.3
Facility A debt (2)	5,549,614	526,837	6,076,451	5.6	5,713,372	6.4	5,728,829	6.4
Conventional mortgages	132,511	6,144	138,655	5.6	133,084	6.2	16,819	6.6
Construction and HUD loans	187,338	4,155	191,493	4.6	135,956	5.8	255,188	6.7
Other secured debt	2,240	—	2,240	1.9	26,798	4.5	19,161	6.9

Total Fixed	5,956,738	539,759	6,496,497	5.5	6,009,210	6.4	6,069,597	6.4

Total/average	$9,162,386	$425,367	$9,587,753	4.4%	$9,348,798	4.7%	$9,694,846	4.6%

(1)	Includes the effect of premium (discount) amortization, credit enhancement fees, debt issuance costs, and other related costs, where applicable. The effective interest rate as of June 30, 2012 in the table above is for the period from June 6, 2012 through June 30, 2012. The average effective interest rate for the period from January 1, 2012 through June 5, 2012 was 4.6% (unaudited).
(2)	Our debt balances included an aggregate net premium to face on June 6, 2012 of $432.3 million (unaudited) resulting from the push-down revaluation associated with the Lehman Transaction described in Note 1 “2012 Change of Control”. The premium is primarily related to $532.5 million (unaudited) on Facility A which had a weighted average remaining life to maturity of 3.2 years as of June 30, 2012 (unaudited). The discount is primarily related to our tax exempt debt which had an average favorable spread to market on the June 6, 2012 valuation date of 162 basis points. Our tax exempt debt had a weighted average remaining life to maturity of 22.4 years as of June 30, 2012 (unaudited). The respective premiums and discounts are being amortized into interest expense on a straight line basis over the underlying terms of the related debt.

ARCHSTONE INC. PREDECESSOR

Notes to Consolidated and Combined Financial Statements

The change in property mortgage and construction loans for the six months ended June 30, 2012 (unaudited) and the years ended December 31, 2011 and 2010 consisted of the following (in thousands):

			Years Ended
	Period from June 6, 2012 through June 30, 2012	Period from January 1, 2012 through June 5, 2012	December 31, 2011	December 31, 2010
	(unaudited)	(unaudited)
Balance at beginning of period	$9,217,382	$9,348,798	$9,694,846	$10,782,104
Fair market value adjustment (1)	432,333	—	—	—
Amortization of net premium	(6,966)
Proceeds from mortgage notes payable	—	19,198	165,050	16,650
Non-cash activity (2)	—	—	268,500	—
Proceeds from construction loans	9,066	52,333	110,742	54,781
Regularly scheduled property mortgage principal amortization	(103)	(1,668)	(3,863)	(636)
Redemptions from principal reserve fund	(100)	(1,606)	(4,544)	(5,224)
Other payments and prepayments	(64,583)	(202,726)	(889,250)	(188,223)
Payment-in-kind interest	724	3,053	3,822	3,037
Non-cash foreign currency and fair market value amortization	—	—	3,495	2,803
Conversion of related party debt to preferred equity	—	—	—	(970,446)

Balance at end of period	$9,587,753	$9,217,382	$9,348,798	9,694,846

(1)	Relates to the adjustment of our property mortgages and construction loans to their estimated fair market value as of June 6, 2012 due to the change of control associated with the Lehman Transaction. See Note 1 “2012 Change of Control” for further discussion.
(2)	Assumption of a mortgage upon step-acquisition of a previously unconsolidated entity.

ARCHSTONE INC. PREDECESSOR

Notes to Consolidated and Combined Financial Statements

Scheduled Debt Maturities

As of June 30, 2012, approximate principal payments, including requirements to fund principal reserve funds, due during each of the next five calendar years and thereafter are as follows (in thousands) (unaudited):

	Revolving credit facility		Property mortgage and construction loans
	Regularly scheduled principal amortization	Final maturities and other	Regularly scheduled principal amortization	Final maturities and other	Total
2012 (1)	—	53,629	8,352	3,133,312	3,195,293
2013	—	—	21,164	310,348	331,512
2014	—	—	24,205	963,498	987,703
2015	—	—	25,807	1,004,427	1,030,234
2016	—	—	27,280	15,796	43,076
Thereafter (2)	—	—	517,538	3,074,117	3,591,655

Total	$—	53,629	624,346	8,501,498	9,179,473

Add back payments made to principal reserve funds (3)	—	—	36,542	—	36,542
Premium, net (4)	—	—	425,367	—	425,367

	—	53,629	1,086,255	8,501,498	9,641,382

As of December 31, 2011, approximate principal payments, including requirements to fund principal reserve funds, due during each of the next five calendar years and thereafter are as follows (in thousands):

	Revolving credit facility		Property mortgage and construction loans
	Regularly scheduled principal amortization	Final maturities and other	Regularly scheduled principal amortization	Final maturities and other	Total
2012(1)	—	18,000	16,527	3,396,844	3,431,371
2013	—	—	22,437	313,161	335,598
2014	—	—	26,702	963,498	990,200
2015	—	—	26,137	979,724	1,005,861
2016	—	—	27,668	15,740	43,408
Thereafter (2)	—	—	590,319	2,936,399	3,526,718

Total	—	18,000	709,790	8,605,366	9,333,156

Add back payments made to principal reserve funds (3)	—	—	33,642	—	33,642

Total	—	18,000	743,432	8,605,366	9,366,798

(1)	The maturity schedule does not give effect to property mortgage and construction loan extension options which we generally have the ability to exercise without lender consent, subject to certain conditions.
(2)	The average annual contractual principal payments due from 2017 to 2061 are $79.8 million per year of which none is associated with related party debt. We have a $2.5 billion payment due on November 1, 2017.
(3)	The principal reserve funds are presented in restricted cash on the consolidated balance sheets and will be applied against the related debt balances when accepted by the respective lenders.

ARCHSTONE INC. PREDECESSOR

Notes to Consolidated and Combined Financial Statements

(4)	Fair market value adjustment upon push-down at June 6, 2012, as discussed in Note 1 “2012 Change of Control.”

Covenants

Our debt instruments are generally secured by real estate and other tangible assets and contain covenants common to the type of facility or borrowing, including financial covenants establishing minimum debt service coverage, tangible net worth and maximum leverage ratios. In addition to financial and other negative covenants, certain of our debt facilities contain restrictions on our operations, including our ability to make capital expenditures exceeding certain amounts and our ability to make distributions or voluntarily redeem or prepay any of our outstanding Preferred Units.

While we will endeavor to maintain compliance with all required financial ratios, we face risks that could impact our ability to do so and some of these risks are beyond our direct control. If capacity under our credit facilities is unexpectedly exhausted, we may not have sufficient cash flow from operations or capital transactions to service our indebtedness and we may be unable to incur additional indebtedness without violating various financial ratios contained in our debt agreements. If we cannot meet required payments under our debt agreements or cannot comply with the covenants contained in these agreements, the lenders may declare us in default and may seek available remedies under the agreements, which may include transferring cash or real estate collateral to the lender under indebtedness which is secured by real property or guarantees. Certain of our credit agreements contain cross-default provisions whereby a default under one mortgage loan with a lender could trigger a default under other mortgage loans with that same lender. In the event of noncompliance, we cannot provide any assurance as to whether such violations would be waived or the effect noncompliance would have on us.

(6) Preferred and Noncontrolling Interests

Sponsors’ Class A through G Redeemable Preferred Partners’ Interests

As described in Note 1, $5.5 billion of our debt held by the Sponsors, including PIK interest of $152.0 million, was contributed for preferred interests in connection with the 2010 Financial Restructuring. A summary of the Sponsors’ Preferred Partners’ Interests (as defined below) outstanding at June 30, 2012 (unaudited) and December 31, 2011 and 2010, including the significant rights, preferences, and privileges is as follows (dollar amounts in thousands):

			June 30, 2012 (unaudited)			December 31, 2011			December 31, 2010
Sponsors’ Preferred Partners’ Interests	Redemption Date	Notional Amount	Cumulative Distributions Accrued	Liquidation Value(1)	Distribution Yield Rate(2)	Cumulative Distributions Accrued	Liquidation Value(1)	Distribution Yield Rate(2)	Cumulative Distributions Accrued	Liquidation Value(1)	Distribution Yield Rate(2)
Class A	None	$925,933	$82,673	$1,008,606	5.5%	$55,226	$981,159	5.5%	$4,086	$930,019	5.3%
Class B	None	3,014,000	282,115	3,296,115	5.7%	188,425	3,202,425	5.8%	13,930	3,027,930	5.5%
Class C	None	250,000	22,322	272,322	5.5%	14,911	264,911	5.5%	1,103	251,103	5.3%
Class D	None	734,298	88,266	822,564	7.2%	58,855	793,153	7.3%	4,326	738,624	7.1%
Class E	None	236,148	29,334	265,482	7.5%	19,553	255,701	7.5%	1,435	237,583	7.3%
Class F	None	237,281	23,237	260,518	6.0%	15,517	252,798	6.0%	1,146	238,427	5.8%
Class G	None	152,033	14,889	166,922	6.0%	9,942	161,975	6.0%	734	152,767	5.8%

Total Sponsors’ Preferred Partners’ Interests		$5,549,693	$542,836	$6,092,529		$362,429	$5,912,122		$26,760	$5,576,453

(1)	Liquidation value includes accrued cumulative distributions in arrears but not declared.
(2)

Class A through G of the Sponsors’ Preferred Partners’ Interests were issued in conjunction with the 2010 Financial Restructuring, whereby $5.5 billion of the Sponsors debt was contributed for the classes of equity

ARCHSTONE INC. PREDECESSOR

Notes to Consolidated and Combined Financial Statements

interests noted above. Classes A through G of Sponsors’ Preferred Partners’ Interests are entitled to a preferred return at the rates outlined in the table below:

Sponsors’ Preferred Partners’ Interests	Yield Rate
Class A	LIBOR plus 5%
Class B	LIBOR plus 5.25%
Class C	LIBOR plus 5%
Class D	LIBOR plus 6.773%
Class E	LIBOR plus 7%
Class F	LIBOR plus 5.5%
Class G	LIBOR plus 5.5%

We have the following classes of preferred partners’ interests: Class A, Class B, Class C, Class D, Class E, Class F, and Class G (collectively, the “Sponsors’ Preferred Partners’ Interests”). The Sponsors Preferred Partners’ Interests have no stated maturity. Holders of the Sponsors Preferred Partners’ Interests are entitled to receive preferential cash distributions, when and as declared by the general partner of Archstone Enterprise LP in the following order and priority: (i) first, to the holders of Class G up to the amount of its accrued and unpaid yield; (ii) then, to the holders of Class G up to the amount of its unpaid capital contribution; (iii) then, to the holders of Class F up to the amount of its accrued and unpaid yield; (iv) then, to the holders of Class F up to the amount of its unpaid capital contribution; (v) then, to the holders of Class D and Class E, pari passu, up to the amount of their respective accrued and unpaid yield; (vi) then, to the holders of Class D and Class E, pari passu, up to the amount of their respective unpaid capital contribution; (vii) then, to the holders of Class C up to the amount of its accrued and unpaid yield; (viii) then, to the holders of Class C up to the amount of its unpaid capital contribution; (ix) then, to the holders of Class A up to the amount of its accrued and unpaid yield; (x) then, to the holders of Class A up to the amount of its unpaid capital contribution; (xi) then, to the holders of Class B up to the amount of its accrued and unpaid yield; and (xii) then, to the holders of Class B up to the amount of its unpaid capital contribution. Until the respective Sponsors’ Preferred Partners’ Interests are cancelled, the yield on such Sponsors’ Preferred Partners’ Interests shall accrue for each fiscal quarter at a floating rate per annum, compounded on the last day of each fiscal quarter, on the unreturned capital of such Sponsors’ Preferred Partners’ Interests and the accrued and unpaid yield thereon for all prior periods. No distributions have been declared or paid on the Sponsors’ Preferred Partners’ Interests since the issuance of such preferred interests. We do not plan on making distributions in the near term and it is uncertain when any distributions will be made. The preferred return is accrued currently into equity through a charge to partners’ capital (deficit) and the outstanding distribution payable is included in the respective Series A through G Preferred Partners’ Interests balance on the consolidated and combined balance sheet.

While such Sponsors’ Preferred Partners’ Interests are outstanding, the holders of Sponsors Preferred Partners’ Interests shall have the power to vote only on the appointment of the general partner upon its resignation or at such time as the general partner (or its permitted transferees) is no longer a partner of Archstone Enterprise LP.

On June 6, 2012, Lehman purchased the remaining approximately 26.5% of Preferred Partners’ Interests from BofA and Barclays it did not already own, which gave Lehman control of the Company (unaudited). See Note 1 “2012 Change of Control”.

Noncontrolling Preferred Interests

We have certain noncontrolling preferred interests at the Operating Trust level. These equity interests are structurally subordinate to the Sponsors’ Preferred Partners’ Interests.

ARCHSTONE INC. PREDECESSOR

Notes to Consolidated and Combined Financial Statements

A summary of the noncontrolling interests outstanding at June 30, 2012 (unaudited) and December 31, 2011 and 2010, including the notional amount, redemption amount, significant rights, preferences, and privileges is as follows (dollar amounts in thousands, except share and unit amounts):

			Liquidation Value (1,2)	Liquidation Value (1, 2)
Preferred Interests	Earliest Redemption Date	Notional Amount	June 30, 2012 (unaudited)	December 31, 2011	December 31, 2010
Redeemable Preferred Units:
Series O Preferred Units:
3,072,543, 3,359,167 and 3,612,091 units issued and outstanding, respectively	10/05/12	$186,657	$256,780	$272,284	$275,977

Nonredeemable Preferred Shares/Units:
Series I Preferred Shares; 500 shares issued and outstanding	02/10/28	$50,000	$68,395	66,469	62,586
Series P Preferred Unit; 1 unit issued and outstanding	N/A	10	16	15	14
Series Q-1 Preferred Units;
300 units issued and outstanding	N/A	125	204	196	179
Series Q-2 Preferred Units;
700 units issued and outstanding	N/A	125	204	196	179

Total Nonredeemable Noncontrolling Preferred Interests		$50,260	$68,819	$66,876	$62,958

Total Noncontrolling Preferred Interests		$236,917	$325,599	$339,160	$338,935

(1)	Liquidation value includes unaccrued cumulative distributions in arrears but not declared.
(2)	Series I Preferred Shares may be redeemed for cash at our option, in whole or in part, at a redemption price equal to the liquidation price per share, plus accrued and unpaid distributions, if any, on or after the redemption date indicated

The holders of our noncontrolling interests do not have preemptive rights over the holders of common equity or partners’ capital, but do have limited voting rights under certain circumstances. The noncontrolling interests have no stated maturity and are not subject to any sinking fund requirements. Holders of the noncontrolling interests are entitled to receive cumulative compounded preferential cash distributions, when and as declared and authorized by the applicable Board of Trustees, out of funds legally available for the payment of distributions. All noncontrolling interest distributions are cumulative from date of original issue, and due and unpaid distributions accumulate and compound quarterly at the applicable distribution rate in effect from time to time. Series O units are recorded at their current redemption value which is equal to liquidation value. Increases or decreases in the redemption value of the Series O units are recorded as a reduction to partners’ capital (deficit). Distributions on our Series I, Series P, Series Q-1 and Series Q-2 have not been declared by our Board of Trustees and are not recorded as we believe the redemption of these instruments is within the control of the Company.

ARCHSTONE INC. PREDECESSOR

Notes to Consolidated and Combined Financial Statements

No distributions have been declared or paid on the outstanding noncontrolling interests since October 5, 2007. We do not plan on making distributions in the near term and it is uncertain when or if any distributions will be made.

Series O Preferred Units

Although none of these conditions have been met, each holder of a Series O Preferred Unit will have the right to exercise an immediate put right, including payment of any tax protection amount (as defined in the Operating Trust’s Declaration of Trust) with respect to the Series O Preferred Units being redeemed, if at any time prior to January 1, 2022, the Operating Trust makes distributions to equity junior to the Series O Preferred Units at such time as, or as a result of which, a defined leverage ratio is not satisfied. The holders of the Series O Preferred Units will also have the right to require the Operating Trust to redeem their Units plus accrued and unpaid distributions beginning on October 5, 2012; however, the Operating Trust is not obligated to redeem more than 2.1 million Series O Preferred Units in any rolling twelve month period. Notwithstanding the above redemption provisions, upon the earlier death of a Series O Preferred Unitholder, the Series O Preferred Units are exercisable immediately for 120 days following such death and upon providing a Notice of Redemption to the Operating Trust. Death-related redemptions, including payment of distributions in arrears, of $0.0 million, $0.0 million, and $26.9 million for the periods from June 6, 2012 through June 30, 2012, April 1, 2012 through June 5, 2012 and January 1, 2012 through June 5, 2012, respectively (unaudited). Death related redemptions, including payment of distributions in arrears, of $0.0 million for the three and six month periods ended June 30, 2011 (unaudited), and $16.1 million, $5.1 million and $11.0 million were paid for the years ended December 31, 2011, 2010 and 2009, respectively. On June 29, 2012, we received notice of a Series O Preferred Unitholder’s death, and as such have reclassified the 10,288 units totaling $0.9 million to a liability in the accompanying consolidated balance sheet as of June 30, 2012 (unaudited).

The distribution rate on our Series O Preferred Units increases from 6% to 8% per annum if the defined leverage ratio is exceeded at such time as, or as a result of which, we incur new term indebtedness. The distribution rate on our Series O Preferred Units increased to 8% during 2009. However, as a result of the 2010 Financial Restructuring, the Operating Trust’s leverage ratio no longer exceeded the defined leverage level and the distribution rate of our Series O Preferred Units reverted to 6% effective December 2, 2010.

Series I Perpetual Preferred Shares

Series I Preferred Shares of Series I Trust, trustee of the Operating Trust, are entitled to receive cash distributions equal to $7,660 per share per annum. The Series I Preferred Shares are entitled to $100,000 per share liquidation preference over junior equity.

Series P Preferred Unit

The Series P Preferred Unit is redeemable at the option of the holder of such unit upon stabilization or sale of certain undeveloped real estate, neither of which has occurred. If the holder of the Series P Preferred Unit requests redemption or the Operating Trust is required to redeem the Series P Preferred Unit, the redemption price will be paid in cash. The redemption value under such circumstances would be based on the future sales price or performance of the related real estate asset, as outlined in the contribution agreement. The Series P Preferred Unit is entitled to an Operating Trust distribution equivalent to the same distribution paid on 263 Series O Preferred Units. The Series P Preferred Unit has no stated maturity and is not subject to any sinking fund requirements.

Series Q-1 and Q-2 Preferred Units

Three hundred Q-1 and seven hundred Q-2 Preferred Units of the Operating Trust were outstanding as of June 30, 2012 (unaudited) and December 31, 2011 and 2010. If certain entitlements related to undeveloped land

ARCHSTONE INC. PREDECESSOR

Notes to Consolidated and Combined Financial Statements

currently held are obtained, the Q-1 and Q-2 Preferred Units have the potential to convert to Series O Preferred Units. The maximum number of Series O Preferred Units that may be issued upon conversion is approximately 691,358 Series O Preferred Units. As of June 30, 2012, no entitlements had been obtained (unaudited). The Series Q-1 Preferred Units are currently entitled to an Operating Trust distribution equivalent to the same distribution paid on 11.58 Series O Preferred Units. The Series Q-2 Preferred Units are currently entitled to an Operating Trust distribution equivalent to the same distribution paid on 4.96 Series O Preferred Units. The Series Q-1 and Q-2 Preferred Units have no stated maturity and are not subject to any sinking fund requirements.

(7) Fair Value Measurements

FASB ASC 820, Fair Value Measurements and Disclosures, defines fair value based on the price that would be received to sell an asset or the exit price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC 820 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value. The fair value hierarchy consists of three broad levels, which are described below:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

•

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The following is a summary of our assets and liabilities that are measured on a recurring and non-recurring basis.

Recurring Measurements

For assets and liabilities measured at fair value in our financial statements on a recurring basis, quantitative disclosure of fair value for each major category of assets and liabilities is presented below (in thousands):

	Fair Value Measurements at June 30, 2012 (unaudited)
	Using Quoted Prices in Active Markets for Identical Assets (Level 1)	Using Significant Other Observable Inputs (Level 2)	Using Significant Other Unobservable Inputs (Level 3)	Total
Interest rate contracts:
Interest rate swaps	$—	$(66,300)	$—	$(66,300)
Interest rate caps	—	541	10	551
Executive notes payable	—	—	—	—

ARCHSTONE INC. PREDECESSOR

Notes to Consolidated and Combined Financial Statements

	Fair Value Measurements at December 31, 2011
	Using Quoted Prices in Active Markets for Identical Assets (Level 1)	Using Significant Other Observable Inputs (Level 2)	Using Significant Other Unobservable Inputs (Level 3)	Total
Interest rate contracts:
Interest rate swaps	$—	$(69,137)	$—	$(69,137)
Interest rate caps	—	1,767	811	2,578
Executive notes payable	—	—	—	—

	Fair Value Measurements at December 31, 2010
	Using Quoted Prices in Active Markets for Identical Assets (Level 1)	Using Significant Other Observable Inputs (Level 2)	Using Significant Other Unobservable Inputs (Level 3)	Total
Interest rate contracts:
Interest rate swaps	$—	$(67,822)	$(13,038)	$(80,860)
Interest rate caps	—	19,716	—	19,716
Executive notes payable	—	—	—	—

ASC 825, Financial Instruments, permits companies to elect to measure many financial instruments and certain other items at fair value that are not required to be accounted for at fair value under existing GAAP. While all of the Company’s long term debt was eligible to be accounted for at fair value, we have elected the fair value option for only certain notes payable to an executive because (1) they do not have a maturity date, and (2) they are payable only after the Sponsors’ Preferred Partners’ Interests of $5.5 billion plus accrued distributions have been paid. These executive notes payable have an unpaid principal balance of $13.5 million and an estimated fair value of $0.0 million at each of June 30, 2012 (unaudited) and December 31, 2011 and 2010.

To comply with the provisions of FASB ASC 820, we incorporate credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. In adjusting the fair value of its derivatives for the effect of nonperformance risk, the Company has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees. In conjunction with the FASB’s fair value measurement guidance, the Company has made an accounting policy election to measure the credit risk of its derivative financial instruments that are subject to master netting agreements on a net basis by counterparty portfolio.

Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. As of June 30, 2012 (unaudited), the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivatives and has determined that the credit valuation adjustments are significant to some of its derivatives resulting in a Level 3 classification under FASB

ARCHSTONE INC. PREDECESSOR

Notes to Consolidated and Combined Financial Statements

ASC 820. Our Level 3 derivatives measured and recognized at fair value using significant unobservable inputs are reconciled as follows (in thousands):

	Period from June 6, 2012 through June 30, 2012	Period from January 1, 2012 through June 5, 2012	Six months ended June 30, 2011	Year ended December 31,
				2011	2010	2009
	(unaudited)	(unaudited)	(unaudited)
Balance at beginning of period	—	$811	$(13,038)	$(13,038)	$(21,590)	$(133,075)
Total unrealized losses included in gains (losses) on interest rate derivatives	—	—	13,038	13,038	8,552	(17,549)
Purchases, issuances, or settlements	—	—	—	—	—	—
Transfer in and/or out of Level 3	10	(811)	—	811	—	129,034

Balance at end of period	$10	$—	$—	$811	$(13,038)	$(21,590)

To determine the fair values of derivative and other financial instruments, we use a variety of methods and assumptions that are based on market value conditions and risks existing at each balance sheet date. These methods and assumptions include using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities.

Non-Recurring Measurements

The following table summarizes activity for our assets measured at fair value on a non-recurring basis (in thousands).

	June 30, 2012 (unaudited)		December 31, 2011		December 31, 2010
	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)	Total Impairment Losses	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)	Total Impairment Losses	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)	Total Impairment Losses
Real estate (1)	$—	$—	$265,100	$10,919	$1,875,000	$457,132
Investments in and advances to unconsolidated entities	—	—	—	—	—	—
Mezzanine notes receivable	—	—	—	—	—	5,544

(1)	The amounts include both continuing and discontinued operations.

The Company’s real estate assets and investments in and advances to unconsolidated entities impairment charges were the result of an analysis of the assets’ fair values (determined using internally developed models that were based on market assumptions) (Level 3) compared to their current capitalized carrying values. See Notes 1, 2 and 4 for additional information related to the inputs and valuation techniques used to determine fair value.

Our rights to the underlying collateral on the mezzanine notes receivable in the event of default were subordinate to the primary mortgage lender. We evaluated our mezzanine notes by comparing the value of the real estate to the value of the primary mortgage lender to determine the collectability of these notes.

As discussed in Note 1, the Company has a new basis of accounting and has pushed down the estimated fair value of its assets and liabilities as of June 6, 2012. Also as discussed in Note 1, these estimated fair values were determined using level 2 and 3 inputs and are subject to change.

ARCHSTONE INC. PREDECESSOR

Notes to Consolidated and Combined Financial Statements

Fair Value of Financial Instruments

At June 30, 2012 (unaudited) and December 31, 2011 and 2010, the fair values of cash and cash equivalents, restricted cash, receivables (including related party receivables), accounts payable (including related party payables), and accrued expenses and other liabilities approximated their carrying values because of the short-term nature of these instruments. The estimated fair values of other financial instruments subject to fair value disclosures were determined based on Level 2 and 3 inputs, available market information and valuation methodologies believed to be appropriate for these purposes. The following table summarizes these financial instruments as of June 30, 2012, December 31, 2011 and 2010 (in thousands):

	Balance at June 30, 2012 (unaudited)		Balance at December 31, 2011		Balance at December 31, 2010
	Carrying amounts	Estimated fair value	Carrying amounts	Estimated fair value	Carrying amounts	Estimated fair value
Borrowings:
Related party debt (1)	$53,629	53,629	$18,000	—	$460,615	—
Property mortgages and construction loans	9,587,753	9,594,716	9,348,798	9,852,386	9,694,846	10,044,588
Executive notes payable	—	—	13,540	—	13,540	—
Interest rate contracts:
Interest rate swaps	$(66,300)	(66,300)	$(69,137)	(69,137)	$(80,860)	(80,860)
Interest rate caps	551	551	2,578	2,578	19,716	19,716

(1)	Based on the subjective and complex nature associated with the valuation of balances owed to controlling parties, the fair value of related party debt was not reasonably determinable as of December 31, 2011 and 2010. The Master Credit Facility was paid in full and replaced on August 23, 2012 (unaudited).

Interest Rate Hedging Activities

We are exposed to the impact of interest rate changes and will occasionally utilize interest rate swaps and interest rate caps as hedges with the objective of lowering our overall borrowing costs. We enter into interest rate swaps and caps to fix or limit the increase in interest rates associated with various debt instruments. We do not use these derivatives for trading or other speculative purposes. Further, as a matter of policy, we only enter into contracts with major financial institutions based upon their credit ratings and other factors. The Company’s interest rate swaps are held by one counterparty. However, because the counterparty is one of the largest financial institutions in the world, has a AA- credit rating by the Standard & Poor’s Ratings Group and the current valuation of the positions are in a net liability for us, we do not believe there is exposure at this time to a default by such counterparty provider.

ARCHSTONE INC. PREDECESSOR

Notes to Consolidated and Combined Financial Statements

At June 30, 2012 (unaudited), we did not have any derivatives designated. At December 31, 2011 and 2010, we had certain derivatives designated as cash flow hedges and other derivatives not designated as hedges. Fair value changes for derivatives that are not in qualifying hedge relationships are reported as gains (losses) on interest rate derivatives. For the derivative positions that we have determined qualify as effective cash flow hedges, the Company records the effective portion of cumulative changes in the fair value in other comprehensive loss. Amounts recorded in other comprehensive loss are reclassified into earnings in the periods in which earnings are affected by the hedged cash flow. We do not expect to reclassify any material amounts within the next twelve months to offset the variability of cash flows of the hedged items. Following is a summary of gains (losses) on interest rate derivatives as reflected on our consolidated and combined statements of comprehensive income (loss) (in thousands):

	Period from June 6, 2012 through June 30, 2012	Period from April 1, 2012 through June 5, 2012	Three Months Ended June 30, 2011	Period from January 1, 2012 through June 5, 2012	Six Months Ended June 30, 2011	Year Ended December 31,
						2011	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Unrealized gains (losses) on interest rate hedges	$1,188	$(7,015)	$(14,103)	$878	$9,242	$2,528	$127,609	$86,691
Swap settlement payments	(788)	(1,407)	(2,265)	(11,031)	(10,912)	(23,016)	(166,368)	(182,298)

Gains (losses) on interest rate derivatives	$400	$(8,422)	$(16,368)	$(10,153)	$(1,670)	$(20,488)	$(38,759)	$(95,607)

The following table summarizes the notional amount, carrying value and estimated fair value of our derivative financial instruments used to hedge interest rates, as of June 30, 2012 (unaudited) and December 31, 2011 and 2010 (dollar amounts in thousands):

	June 30, 2012		December 31, 2011			December 31, 2010
	(unaudited) Undesignated Hedges		Undesignated Hedges		Cash Flow Hedges	Undesignated Hedges		Cash Flow Hedges	Fair Value Derivatives
	Interest Rate Swaps	Interest Rate Caps	Interest Rate Swaps	Interest Rate Caps	Interest Rate Caps	Interest Rate Swaps	Interest Rate Caps	Interest Rate Caps	Total Rate of Return Swap
Notional amount (1)	$463,596	$11,544,153	$463,596	$5,075,754	$6,472,496	$497,387	$5,696,472	$3,300,388	$49,600
Maturity date range	2012-2017	2012-2016	2012-2017	2012-2014	2012-2016	2012-2017	2012-2014	2012 -2014	2011
Carrying and estimated fair value, asset/(liability)	$(66,300)	$551	$(69,137)	$622	$1,956	$(67,822)	$9,193	$10,523	$(13,038)

(1)	The notional amount represents the aggregate amount of a particular security that is currently hedged at one time, but does not represent exposure to credit, interest rate or market risks. In certain cases we have multiple derivatives in place related to the same underlying debt which is designed to correlate with specific interest exposure periods during the scheduled term of the debt. At June 30, 2012 and December 31, 2011, we have hedged approximately $3.6 billion (unaudited) and $3.1 billion, respectively, of our outstanding debt.

Foreign Currency Hedging Activities

We are exposed to foreign-exchange related variability and earnings volatility on our foreign investments. There were no foreign currency forward contracts outstanding at June 30, 2012 (unaudited), December 31, 2011 or 2010.

ARCHSTONE INC. PREDECESSOR

Notes to Consolidated and Combined Financial Statements

(8) Commitments and Contingencies

Commitments

At June 30, 2012 (unaudited) and December 31, 2011 and 2010, respectively, we were a lessee under ten non-cancelable net ground leases for certain apartment communities and buildings that expire between 2017 and 2092. Each net ground lease generally provides for a primarily fixed annual rental payment plus additional rental payments that vary based on the properties’ operating results. Additionally, we lease certain office space under non-cancelable operating leases with fixed annual rental payments plus an allowable portion of operating expenses. We recorded the following rent expense related to office space and ground rent expense, including contingent rents (in thousands):

	Period from June 6, 2012 through June 30, 2012	Period from April 1, 2012 through June 5, 2012	Three Months Ended June 30, 2011	Period from January 1, 2012 through June 5, 2012	Six Months Ended June 30, 2011	Year Ended December 31,
						2011	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Rent expense related to office space	$596	$1,060	$1,515	$2,695	$3,110	$6,600	$6,800	$8,200
Ground rent expense	1,062	1,660	2,205	3,953	4,411	9,100	8,700	8,300
Contingent ground rent expense	147	601	332	1,011	653	2,300	1,200	1,300

Total expense	$1,805	$3,321	$4,052	$7,659	$8,174	$18,000	$16,700	$17,800

The future minimum lease payments payable under non-cancelable ground and office leases are as follows at December 31, 2011 (in thousands):

2012	$8,891
2013	10,801
2014	10,929
2015	10,839
2016	10,338
Thereafter (2017 – 2092)	263,382

Total	$315,180

The above table excludes contingent rent payments.

See Note 2 for real estate-related commitments.

Tax Protection Agreements

In some circumstances, the Operating Trust is obligated to make payments to specific equity interest holders in an amount equal to personal income tax expense incurred resulting from the taxable sale of properties identified in various tax protection and contribution agreements. The Operating Trust generally does not plan to sell properties that would trigger performance under the terms of these agreements. We believe the Operating Trust generally has the ability and intent to hold and use these properties through the term of the indemnification period or has the ability to dispose of assets through tax-deferred exchanges. The built-in gain subject to tax protection is estimated to be approximately $305.0 million at June 30, 2012 (unaudited), excluding the impact of any required gross-up payments. The built-in gain subject to tax protection was estimated to be approximately $310.0 million and $320.0 million at December 31, 2011 and 2010, respectively, excluding the impact of any required gross-up payments. We recorded charges of $0.2 million (unaudited), $2.0 million, $0.0 and

ARCHSTONE INC. PREDECESSOR

Notes to Consolidated and Combined Financial Statements

$1.6 million to discontinued operations for estimated or actual tax protection related payments to equity interest holders for the period from January 1, 2012 through June 5, 2012 and the years ended December 31, 2011, 2010 and 2009, respectively, due to the actual or expected disposition of the properties.

Litigation and Contingencies

Tax Protection Agreements and Unitholder Claims

Prior to the 2007 Merger, the Operating Trust and several related parties had entered into tax protection agreements and other contracts with various holders of the A-1 Common Units. The Operating Trust has received various tax claim notices and other communications from various former Unitholders asserting that those former Unitholders are owed tax protection payments and alleging a variety of other claims. Other former Unitholders may assert similar or additional claims in the future.

On November 30, 2007, a purported class action lawsuit related to the 2007 Merger, captioned Stender et al., v. Gerardi, et al. (Case No. 2007cv2503), was filed in the United States District Court for the District of Colorado. The lawsuit names as defendants, among others, the Operating Trust, Archstone-Smith Trust (“Archstone-Smith”), certain of their former trustees and officers, Lehman Brothers Holdings Inc. and Tishman Speyer Development Corporation. This action was brought by certain former Unitholders, individually and purportedly on behalf of all former holders of A-1 Common Units as of the 2007 Merger, and alleged, among other things: (i) that the Operating Trust and Archstone-Smith breached the tax protection agreement included in the Operating Trust’s Declaration of Trust and tax protection agreements executed by the Operating Trust and Archstone-Smith, or their predecessors, with such Unitholders; (ii) that Archstone-Smith and former trustees and officers violated their fiduciary duties owed to such Unitholders in connection with the 2007 Merger; and (iii) Lehman and Tishman Speyer Development Corporation aided and abetted Archstone-Smith and the former trustees and officers in connection with the breach of fiduciary duties. On September 30, 2008, the court dismissed, with prejudice, the breach of fiduciary duty claims and the aiding and abetting claims. The court also dismissed, with prejudice, the breach of contract claims except to the extent that such claims alleged a breach of the tax protection agreement attached as an exhibit to the Operating Trust’s Declaration of Trust, as to which the court stayed the action pending arbitration of those claims in accordance with the terms of the tax protection agreement. On September 28, 2009, the court partially reversed this decision and held that plaintiffs would be permitted to replead certain breach of fiduciary duty claims and make other amendments. On August 26, 2010, Stender and certain other similarly-situated Unitholders initiated the arbitration process (the “Stender Arbitration”). On April 1, 2011, the court granted plaintiff’s motion for leave to amend their initial complaint. The amended complaint has been filed, but the matter is still stayed pending arbitration. On September 7, 2012, plaintiffs moved to reopen the case in order to seek a declaratory order preventing release of class members’ claims (the “Motion for Declaratory Order”). In the Motion for Declaratory Order, plaintiffs allege that holders of Series O Preferred Units who redeem such units would be required to release claims under the tax protection agreements that are subject of the litigation. Plaintiffs seek a declaratory order preventing Archstone from obtaining releases of tax protection rights from holders of Series O Preferred Units or, in the alternative, an order requiring Archstone to inform holders of Series O Preferred Units of, among other things, the existence of the litigation and nature of claims that potentially could be released before obtaining such releases. The parties to the Stender Arbitration are currently in discovery. It is not possible to determine or predict the outcome of the suit and no amounts have been accrued at June 30, 2012. Although the defendants intend to vigorously defend against the claims during the arbitration, there can be no assurance that the disposition of such claims will not result in a material liability.

On September 3, 2010, a lawsuit captioned Chateau Marina, L.P., et al. v. Tishman Speyer Properties, LP, et al. (Case No. 30-2010-00406050-CU-BC-CXC) was filed in the Superior Court of California, County of Orange,

ARCHSTONE INC. PREDECESSOR

Notes to Consolidated and Combined Financial Statements

naming as defendants, among others, the Operating Trust, Archstone-Smith, Series I Trust, Tishman Speyer Properties, LP, Tishman Speyer Development Corporation, and Morgan Stanley & Co., Inc. The plaintiffs alleged, among other things, breach of fiduciary duty, breach of contract (declaration of trust), tortious interference with economic relationship, breach of contract (tax protection agreement), breach of contract (tri-party agreement), tortious interference with contract (prepaid forward contracts), failure to maximize value, and related aiding and abetting and conspiracy counts with respect to each of the foregoing alleged breaches and tort claims. Plaintiffs have agreed to stay the litigation pending an arbitration of their breach of contract claim (the “Chateau Marina Arbitration”). The parties to the Chateau Marina Arbitration are currently in the process of selecting an arbitrator. It is not possible to determine or predict the outcome of the suit and no amounts have been accrued at June 30, 2012. Although the defendants intend to vigorously defend against the claims, there can be no assurance that the disposition of such claims will not result in a material liability.

In addition to the Stender Arbitration and Chateau Marina Arbitration, one other group of former A-1 unitholders have submitted tax claim notices and are alleging a violation of tax protection agreements relating to their contribution of properties to the Operating Trust. The Operating Trust disputes that any tax protection payment is owed. The parties are currently in the process of expert discovery. It is not possible to determine or predict the outcome of the suit and no amounts have been accrued at June 30, 2012. Although the Operating Trust is vigorously defending against this claim, there can be no assurance that the disposition of such claim will not result in a material liability.

In addition, certain other former A-1 unitholders have submitted tax claim notices (or other correspondence) to the Operating Trust and have indicated that they may commence an arbitration or litigation in the future.

Other

We are a party to various other claims and routine litigation arising in the ordinary course of business. We do not believe that the results of any such claims or litigation, individually or in the aggregate, will have a material adverse effect on our business, financial position or results of operations.

(9) Supplemental Cash Flow Information

We had accrued capital spending related to our development properties that aggregated $0.7 million, $0.0 million, and $4.8 million for the periods from June 6, 2012 through June 30, 2012, April 1, 2012 through June 5, 2012 and January 1, 2012 through June 5, 2012, respectively (unaudited), $7.4 million and $8.6 million for the three and six months ended June 30, 2011, respectively (unaudited), and $14.7 million, $4.5 million and $36.3 million for the years ended December 31, 2011, 2010 and 2009, respectively. See Note 1 for further information on payment-in-kind interest.

We had preferred returns and accumulated distributions accrued and recorded as a reduction to partners’ capital (deficit) and accumulated deficit of $25.9 million, $68.7 million, and $162.5 million for the periods from June 6, 2012 through June 30, 2012, April 1, 2012 through June 5, 2012 and January 1, 2012 through June 5, 2012, respectively (unaudited), $87.0 million and $171.9 million for the three and six months ended June 30, 2011, respectively (unaudited), and $352.5 million, $47.4 million and $20.2 million for the years ended December 31, 2011, 2010 and 2009, respectively.

During 2010, $5.5 billion of Sponsors’ debt was contributed for Sponsors’ Preferred Partners’ Interests. In addition, $24.0 million of deferred financing costs related to the contributed debt were recorded as a reduction to partners’ capital (deficit).

During 2011, we recorded the fair value of property and the related property mortgage acquired through a step-acquisition (see Note 4) of approximately $354.3 million and $268.5 million, respectively.

ARCHSTONE INC. PREDECESSOR

Notes to Consolidated and Combined Financial Statements

On June 6, 2012 we recorded our assets and liabilities at their estimated fair values resulting in a number of non-cash adjustments as further disclosed in Note 1 “2012 Change of Control”.

(10) Related Party Transactions

See Note 1 “2012 Change of Control” and “2010 Financial Restructuring” for a description of a series of related party transactions. In conjunction with certain debt restructurings and various other transactions and Sponsor-related matters, we have paid the following amounts (in thousands):

	Period from June 6, 2012 through June 30, 2012	Period from April 1, 2012 through June 5, 2012	Three Months Ended June 30, 2011	Period from January 1, 2012 through June 5, 2012	Six Months Ended June 30, 2011	Year Ended December 31,
						2011	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Reimbursements to Sponsors for certain expenses	$1,400	$4,200	$3,800	$11,500	$7,400	$26,900	$10,400	$20,400
Interest paid to Sponsors under loan or loan commitments from affiliates	300	900	3,400	1,800	7,100	11,600	36,400	139,200
Cash paid to purchase interest caps from an affiliate of one of the Sponsors	—	—	—	—	8,400	8,400	11,000	—

Total related party payments	$1,700	$5,100	$7,200	$13,300	$22,900	$46,900	$57,800	$159,600

We had $470.8 million (unaudited), $544.8 million and $790.1 million of loan or loan commitments outstanding as of June 30, 2012, December 31, 2011 and December 31, 2010, respectively, from affiliates of these same entities. See Note 5 related to borrowings and repayments for further information and Note 1 for PIK interest.

In March 2011, we entered into an office lease with a related party with a lease term of approximately 10 years. We have paid $0.0 million, $0.3 million, and $0.3 million for the periods from June 6, 2012 through June 30, 2012, April 1, 2012 through June 5, 2012 and January 1, 2012 through June 5, 2012, respectively (unaudited).

ARCHSTONE INC. PREDECESSOR

Notes to Consolidated and Combined Financial Statements

(11) Selected Quarterly Financial Data (unaudited)

Included in the following table is selected quarterly financial data for the three months ended on each respective date indicated (in thousands). We believe that all necessary adjustments, consisting only of normal and recurring adjustments, have been included in the amounts stated below to present fairly, and in accordance with GAAP, the selected quarterly financial data when read in conjunction with our consolidated and combined financial statements.

	June 6, 2012 through June 30, 2012	April 1, 2012 through June 5, 2012	March 31, 2012
Total revenues	$78,769	$204,852	$277,293
Property operating expenses (rental expenses and real estate taxes)	25,558	65,224	90,999

Loss from operations	(55,819)	(19,655)	(62,400)

Net income (loss) from continuing operations	(56,463)	(25,598)	(43,606)
Net income (loss) from discontinued operations	(49)	(627)	(5)
Net income (loss)	(56,511)	(26,225)	(43,611)
Preferred return and accumulated distributions	25,917	68,665	93,789
Net loss attributable to partners’ capital	$(82,533)	$(94,831)	$(137,338)

	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011
Total revenues	$278,613	$289,990	$269,906	$256,501
Property operating expenses (rental expenses and real estate taxes)	84,917	92,972	86,201	87,506

Loss from operations	(66,864)	(55,320)	(64,402)	(75,722)

Net income (loss) from continuing operations	(76,496)	56,715	(52,129)	(58,428)
Net income (loss) from discontinued operations	52,444	49,489	(5,978)	(6,846)
Net income (loss)	(24,052)	106,204	(58,107)	(65,274)
Preferred return and accumulated distributions	91,676	88,895	87,005	84,891
Net loss attributable to partners’ capital	$(115,651)	$17,309	$(145,112)	$(150,165)

	December 31, 2010	September 30, 2010	June 30, 2010	March 31, 2010
Total revenues	$256,422	$270,274	$249,312	$244,600
Property operating expenses (rental expenses and real estate taxes)	85,365	87,544	82,829	88,021
Impairment on real estate investments	289,670	1,591	—	—

Loss from operations	(408,863)	(104,690)	(119,381)	(122,871)

Net loss from continuing operations	(369,764)	(127,056)	(136,586)	(148,609)
Net income (loss) from discontinued operations	(108,904)	(695)	(8,589)	(8,765)
Net loss	(478,655)	(127,751)	(145,175)	(157,387)
Preferred return and accumulated distributions	31,688	5,352	5,251	5,083
Net loss attributable to partners’ capital	$(510,343)	$(133,103)	$(150,426)	$(162,470)

ARCHSTONE INC. PREDECESSOR

Notes to Consolidated and Combined Financial Statements

(12) Subsequent Events

In relation to the December 31, 2011 consolidated and combined financial statements, the Company has evaluated subsequent events through March 30, 2012, except for the effects of discontinued operations, which the Company has evaluated through September 21, 2012.

Schedule III

Archstone Inc. Predecessor

Real Estate and Accumulated Depreciation

(dollar amounts in thousands)

December 31, 2011

	Units	Encum- brances	Initial Cost (1,2)		Costs Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at Year End			Total Accumulated Depr/Amort	Construction Year (5)	Year Acquired (1)
			Land	Buildings & Improvements		Land	Buildings & Improvements (3)	Totals (2)(4)
Apartment Communities:
Washington, D.C. metropolitan area	13,232	$2,875,150	$1,063,966	$3,183,488	$210,385	$1,064,686	$3,393,153	$4,457,839	$529,518	1929-2010	2007-2010
Southern California	12,532	2,237,853	1,037,971	2,448,755	72,377	1,038,087	2,521,016	3,559,103	361,151	1934-2007	2007
San Francisco Bay Area, California	8,078	1,506,380	690,510	1,615,856	69,867	690,448	1,685,785	2,376,233	246,985	1965-2007	2007
New York, New York	4,211	1,241,911	853,355	1,312,384	35,321	853,554	1,347,506	2,201,060	144,190	1976-2006	2007
Boston, Massachusetts	2,532	671,367	107,759	856,052	134,179	108,093	989,896	1,097,989	148,161	1898-2009	2007-2009
Seattle, Washington	3,347	419,997	124,566	472,645	26,218	124,581	498,848	623,429	50,753	1949-2000	2007
Southeast Florida	196	16,323	4,184	17,696	1,229	4,184	18,925	23,109	827	1999	2007
Other Markets	3,142	187,903	78,544	232,768	45,840	78,563	278,590	357,150	25,084	1945-2009	2007-2011

Total Operating Communities	47,270	9,156,884	3,960,855	10,139,644	595,416	3,962,196	10,733,719	14,695,912	1,506,669

Germany (6)	807	35,251	7,636	43,564	(3,405)	6,859	40,936	47,795	4,384	1967-1970	2007

Other:
Development related communities
Communities under construction	1,332	132,013	47,271	25,938	126,966	47,349	152,826	200,175	—
Development communities in planning	5,243	24,650	180,619	5,375	50,082	180,738	55,338	236,076	15
Other real estate assets	—	—	19,971	120	3,317	19,979	3,429	23,411	523

Real estate assets	54,652	$9,348,798	$4,216,352	$10,214,641	$772,376	$4,217,121	$10,986,248	$15,203,369	$1,511,591

Amounts include real estate assets held for sale.

1)	In connection with our series of privatization transactions on October 5, 2007, all properties held at October 5, 2007 were adjusted to fair value.
2)	We recorded $10.9 million, $457.1 million, $132.5 million and $1.9 billion in impairments for the years ended December 31, 2011, 2010, 2009 and 2008, respectively, related to our consolidated and combined real estate portfolio, including the portion reported as discontinued operations. The Initial Cost is net of any impairments recorded. See Note 2 to our consolidated and combined financial statements for further details.
3)	Buildings and improvements are primarily depreciated on a straight-line basis over useful lives of 30 and 7 years, respectively, and includes real estate related intangible lease assets of $359.8 million. The real estate related intangible lease liabilities of $60.5 million are not included in the balance.
4)	The aggregate cost of total real estate for federal income tax purposes was approximately $9.9 billion (unaudited) at December 31, 2011.
5)	Represents the date that the building structure was originally completed. For phased developments, it represents the date the earliest phase was constructed.
6)	Our German portfolio is concentrated primarily in the Federal States of North-Rhine Westphalia, Hesse, Baden-Wurttemburg and Berlin.

See accompanying report of independent registered public accounting firm.

Schedule III

The following is a reconciliation of the carrying amount and related accumulated depreciation of Archstone Inc. Predecessor’s investment in real estate, at cost (in thousands):

	Years Ended December 31,
	2011	2010	2009
Carrying Amounts
Balance at beginning of period	$15,450,013	$16,352,672	$16,413,564
Acquisition-related expenditures	730,248	7,438	8,038
Redevelopment expenditures	10,024	1,775	2,786
Recurring capital expenditures	54,997	44,459	36,752
Development expenditures, excluding initial acquisition costs	130,343	29,510	100,732
Dispositions	(1,131,674)	(323,901)	(55,110)
Impairment on real estate investments	(10,919)	(457,132)	(132,497)
Write off of damaged assets	(8,763)	—	—
Accumulated depreciation adjustment related to impairment	(20,272)	(210,296)	(21,626)
Change due to the impact of currency translation	(628)	(2,707)	(253)

Net apartment community activity	15,203,369	15,441,818	16,352,386
Change in other real estate assets	—	8,195	286

Balance at end of period	$15,203,369	$15,450,013	$16,352,672

	Years Ended December 31,
	2011	2010	2009
Accumulated Depreciation
Balance at beginning of period	$1,180,801	$1,015,826	$620,684
Depreciation for the period	396,456	406,413	417,402
Accumulated depreciation on real estate dispositions	(65,666)	(241,438)	(22,260)

Balance at end of period	$1,511,591	$1,180,801	$1,015,826

See accompanying report of independent registered public accounting firm.

Until                     , 2012, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

             Shares

Common Stock

PROSPECTUS

Citigroup	J.P. Morgan

                , 2012

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 31.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The expenses expected to be incurred by us in connection with the registration and distribution of the securities being registered under this registration statement are as follows (all amounts are estimates other than the SEC and the Financial Industry Regulatory Authority, or FINRA, filing fees):

SEC Filing Fee		$11,460
NYSE Listing Fee		*
FINRA Filing Fee		15,500
Printing Expenses		*
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Transfer Agent and Registrar Fees		*
Director and Officer Liability Insurance Premium		*
Miscellaneous		*
Total	$	*

*	to be completed by amendment

ITEM 32.	SALES TO SPECIAL PARTIES.

On July 27, 2012, in connection with the initial capitalization of our company, we issued 1,000 shares of our common stock to Archstone Enterprise LP in connection with the initial capitalization of our company for an aggregate purchase price of $1,000. We will repurchase these shares at cost upon completion of this offering.

ITEM 33.	RECENT SALES OF UNREGISTERED SECURITIES.

On July 27, 2012 we issued 1,000 shares of our common stock to Archstone Enterprise LP in connection with the initial capitalization of our company for an aggregate purchase price of $1,000. We will repurchase these shares at cost upon completion of this offering. The issuance of such shares was effected in reliance upon an exemption from registration provided by Section 4(a)(2) of the Securities Act.

In connection with the formation transactions, we will issue an aggregate of              shares of common stock and              common units in our operating partnership with an aggregate value of $         billion, based on the midpoint of the price range set forth on the front cover of the prospectus that forms a part of this registration statement, to affiliates of our sponsors that are transferring interests to us in the entities that own our properties and other assets prior to the formation transactions in consideration of such transfer. Each such person had a substantive, pre-existing relationship with us. The issuance of such shares and common units will be effected in reliance upon exemptions from registration provided by Section 4(a)(2) of the Securities Act.

ITEM 34.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except to the extent that (a) it is proved that the person actually received an improper benefit or profit in money, property or services for the amount of the benefit or profit in money, property or services actually received; or (b) a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. Our charter contains a provision that eliminates such liability to the maximum extent permitted by Maryland law.

The MGCL requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity, or in the defense of any claim, issue or matter in the proceeding, against reasonable expenses incurred by the director or officer in connection with the proceeding, claim, issue or matter. The MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or are threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and:

•	was committed in bad faith; or

•	was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under the MGCL, a Maryland corporation may not, however, indemnify a director or officer for an adverse judgment in a suit by or in the right of the corporation or if the director or officer was adjudged liable on the basis that personal benefit was improperly received. Notwithstanding the foregoing, unless limited by the charter (which our charter does not), a court of appropriate jurisdiction, upon application of a director or officer, may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director or officer met the standards of conduct described above or has been adjudged liable on the basis that a personal benefit was improperly received, but such indemnification shall be limited to expenses.

In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer, without requiring a preliminary determination of the director’s or officer’s ultimate entitlement to indemnification, upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•

a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

Our charter authorizes us to obligate our company and our bylaws obligate us, to the fullest extent permitted by Maryland law in effect from time to time, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding, without requiring a preliminary determination of the director’s or officer’s ultimate entitlement to indemnification, to:

•	any present or former director or officer who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity; or

•

any individual who, while serving as our director or officer and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, REIT, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity.

Our charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any officer, employee or agent of our company or a predecessor of our company. Furthermore, our officers and directors are indemnified against specified liabilities by the underwriters, and the underwriters are indemnified against certain liabilities by us, under the underwriting agreement relating to this offering. See “Underwriting.”

We have entered into indemnification agreements with each of our officers and directors, whereby we indemnify such executive officers and directors and pay or reimburse reasonable expenses in advance of final disposition of a proceeding if such executive officer or director is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity to the fullest extent permitted by Maryland law against all expenses and liabilities, subject to limited exceptions. These indemnification agreements also provide that upon an application for indemnity by an executive officer or director to a court of appropriate jurisdiction, such court may order us to indemnify such executive officer or director.

The partnership agreement also provides that we, as general partner, and our directors, officers, employees, agents and designees are indemnified to the extent provided therein.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

We expect to obtain an insurance policy under which our directors and executive officers will be insured, subject to the limits of the policy, against certain losses arising from claims made against such directors and officers by reason of any acts or omissions covered under such policy in their respective capacities as directors or officers, including certain liabilities under the Securities Act.

ITEM 35.	TREATMENT OF PROCEEDS FROM STOCK BEING REGISTERED.

Not applicable.

ITEM 36.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) See page F-1 for an index of the financial statements that are being filed as part of this registration statement.

(b) The following exhibits are filed as part of, or incorporated by reference into, this registration statement on Form S-11:

Exhibit Number	Exhibit Description

1.1*	Form of Underwriting Agreement

3.1*	Form of Articles of Amendment and Restatement of Registrant

3.2*	Form of Amended and Restated Bylaws of Registrant

4.1*	Specimen Certificate of Common Stock

5.1*	Opinion of Goodwin Procter LLP regarding the validity of the securities being registered

8.1*	Opinion of Goodwin Procter LLP regarding certain tax matters

10.1*	Form of Limited Partnership Agreement of Archstone Operating Partnership LP

10.2*	Form of Employment Agreement between Archstone Inc. and R. Scot Sellers

10.3*	Form of Employment Agreement between Archstone Inc. and Charles E. Mueller, Jr.

10.4*	2012 Equity Incentive Plan

10.5*	Form of Indemnification Agreement between Archstone Inc. and each of its Directors and Executive Officers

10.6*	Form of Stockholders Agreement between Archstone Inc. and the other parties named therein

10.7*	Form of Registration Rights Agreement by and among Archstone Inc. and the other parties named therein

10.8*	Form of Indemnification Agreement by and among Archstone Inc., Archstone Operating Partnership LP and the other parties named therein

10.9*	Form of Contribution Agreement by and among Archstone Inc., Archstone Operating Partnership LP and the other parties named therein

10.10*	Amended and Restated Master Credit Facility Agreement, dated as of December 2, 2010, by and among (i)(a) the Borrowers named therein, (b) such Additional Borrowers as may from time to time become Borrowers thereunder, (c) the Maryland Indemnity Deed of Trust Guarantors named therein, (d) such Additional Maryland Indemnity Deed of Trust Guarantors as may from time to time become IDOT Guarantors thereunder and (ii) Fannie Mae

21.1*	List of Subsidiaries of the Registrant

23.1**	Consent of KPMG LLP

23.2*	Consent of Goodwin Procter LLP (included in Exhibits 5.1 and 8.1)

23.3***	Consent of Rosen Consulting Group

24.1***	Power of Attorney (included on the signature page to the Registration Statement filed on August 10, 2012)

*	To be filed by amendment.
**	Filed herewith.
***	Previously filed.

ITEM 37.	UNDERTAKINGS.

The undersigned registrant hereby undertakes that:

1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby further undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Englewood, State of Colorado, on October 19, 2012.

Archstone Inc.

By:	/s/ Charles E. Mueller, Jr.
Charles E. Mueller, Jr.
President and Chief Operating Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ R. Scot Sellers R. Scot Sellers	Chairman and Chief Executive Officer (Principal Executive Officer)	October 19, 2012

/s/ R. Webster Neighbor R. Webster Neighbor	Chief Financial Officer (Principal Financial Officer)	October 19, 2012

/s/ Ash K. Atwood Ash K. Atwood	Senior Vice President and Controller (Principal Accounting Officer)	October 19, 2012

EXHIBIT INDEX

Exhibit Number	Exhibit Description

1.1*	Form of Underwriting Agreement

3.1*	Form of Articles of Amendment and Restatement of Registrant

3.2*	Form of Amended and Restated Bylaws of Registrant

4.1*	Specimen Certificate of Common Stock

5.1*	Opinion of Goodwin Procter LLP regarding the validity of the securities being registered

8.1*	Opinion of Goodwin Procter LLP regarding certain tax matters

10.1*	Form of Limited Partnership Agreement of Archstone Operating Partnership LP

10.2*	Form of Employment Agreement between Archstone Inc. and R. Scot Sellers

10.3*	Form of Employment Agreement between Archstone Inc. and Charles E. Mueller, Jr.

10.4*	2012 Equity Incentive Plan

10.5*	Form of Indemnification Agreement between Archstone Inc. and each of its Directors and Executive Officers

10.6*	Form of Stockholders Agreement between Archstone Inc. and the other parties named therein

10.7*	Form of Registration Rights Agreement by and among Archstone Inc. and the other parties named therein

10.8*	Form of Indemnification Agreement by and among Archstone Inc., Archstone Operating Partnership LP and the other parties named therein

10.9*	Form of Contribution Agreement by and among Archstone Inc., Archstone Operating Partnership LP and the other parties named therein

10.10*	Amended and Restated Master Credit Facility Agreement, dated as of December 2, 2010, by and among (i)(a) the Borrowers named therein, (b) such Additional Borrowers as may from time to time become Borrowers thereunder, (c) the Maryland Indemnity Deed of Trust Guarantors named therein, (d) such Additional Maryland Indemnity Deed of Trust Guarantors as may from time to time become IDOT Guarantors thereunder and (ii) Fannie Mae

21.1*	List of Subsidiaries of the Registrant

23.1**	Consent of KPMG LLP

23.2*	Consent of Goodwin Procter LLP (included in Exhibits 5.1 and 8.1)

23.3***	Consent of Rosen Consulting Group

24.1***	Power of Attorney (included on the signature page to the Registration Statement filed on August 10, 2012)

*	To be filed by amendment.
**	Filed herewith.
***	Previously filed.